12/16

07029002

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lupus Capital plc

*CURRENT ADDRESS 85 Buckingham Gate
London SW1E 6PD

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2008
THOMSON FINANCIAL

FILE NO. 82- 35175 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: EBS

DAT : 4/17/08

Lupus Capital plc
Interim Report 2006

For the six months ended 30 June 2006

LUPUS CAPITAL

Chairman's statement

Dear Shareholder,
The period that we are reporting on has been a very exciting and successful time for your company. Gall Thomson has produced record results, we have acquired and absorbed Schlegel and Lupus Capital has achieved excellent growth in sales, profits, dividends and cash generation, which, together with a strong balance sheet, enables future development.

Pre-tax profits for the six months to 30 June 2006 were £3,880,000 (compared to the pre-tax profit of £871,000 last year). Sales were £23,684,000 up from £3,137,000. These results led to earnings per share of 0.570p, up by almost 3 times, from 0.210p last half year. The figures for the period are not directly comparable as they include a major acquisition and have been prepared on the basis of the requirements of UK GAAP. The comparative figures for the same period in 2005 and for the year ended 31 December 2005 have been restated to conform to UK GAAP, as explained in the notes to the accounts.

The directors have declared a second interim dividend of 0.049p per share. Together with the first interim of 0.114p paid in April 2006, this brings the total interim payments up to 0.163p per share (2005: 0.132p per share) which is an increase of over 23%. The second interim will be paid on 27 October 2006 to shareholders on the register at the close of business on 6 October 2006.

The £84 million acquisition of Schlegel, a leader in the manufacture and marketing of door and window seals, was completed on 4 April 2006. This has broadened the sphere of operations of Lupus Capital plc and management has reviewed the risk profile of the enlarged group. In the three months of our half year the integration has proceeded smoothly.

A number of fresh **operational** initiatives have been introduced, such as the reassignment of production between plants, efficiency and scrap initiatives and additional workforce recruitment at lower cost levels. In **sales and marketing** new customers have been won, exports to Eastern Europe have increased, prices have been raised to reflect higher raw material costs and there has been a refocusing on higher margin customers and products. Under **finance**, working capital controls have been emphasised and financial analysis has initiated targets to recoup transportation and production costs. The incumbent **management** team is enthusiastic and more motivated to continue to develop the business.

Sales were up over 10 per cent year on year with the US and Germany particularly strong thanks to new products, market share gains and a good overall global market both in new build and refurbishment.

Profit growth resulted from these increased sales, productivity and cost controls, which led to excellent cash generation after capital expenditure and working capital requirements.

Raw Material input costs continue to rise – these are mostly being passed on to our customers. The weakness of the dollar has had only a limited impact on the translation of profits.

Gall Thomson, our manufacturer of marine and industrial breakaway couplings for the oil and other heavy industries, for the first half year to 30 June 2006 had record order books, produced growing profits over last year and continued to deliver commendable cash generation. Its market remains buoyant.

Lupus Capital aims to build shareholder value through the acquisition of industrial assets with the potential for development and the application of proven management skills and systems in order to achieve greater profitability.

We anticipate that Lupus will produce double digit earnings per share growth due firstly, to the performance of our strong existing business, secondly, to the well-priced acquisition and thirdly, to the reinvigorated Schlegel providing a profit increase over the previous year.

We have a well constructed strategy, a sturdy balance sheet, healthy operating activities, robust cash generation and an eager entrepreneurial management team who enjoy the challenge of continuing to develop Lupus Capital plc.

Greg Hutchings
Chairman

28 September 2006

Consolidated profit and loss account

	Notes	Six months ended 30 June 2006 (unaudited) £'000	Six months ended 30 June 2005 (unaudited) (restated) £'000	Year ended 31 December 2005 (unaudited) (restated) £'000
Revenue	4	**23,684**	3,137	7,479
Operating profit	4	**4,389**	832	2,345
Interest and similar items		**(509)**	39	90
Profit before taxation		**3,880**	871	2,435
Taxation		**(1,476)**	(373)	(1,025)
Profit attributable to shareholders of the company		**2,404**	498	1,410
Earnings per share – basic and diluted	5	**0.57p**	0.21p	0.59p

Consolidated balance sheet

	Notes	At 30 June 2006 (unaudited) £'000	At 30 June 2005 (unaudited) (restated) £'000	At 31 December 2005 (unaudited) (restated) £'000
Non-current assets				
Goodwill	7	**82,602**	10,311	9,940
Tangible non-current assets		**14,261**	434	443
		96,863	10,745	10,383
Current assets				
Inventories		**8,521**	371	331
Receivables		**18,477**	2,016	2,965
Cash		**4,288**	2,410	2,654
		31,286	4,797	5,950
Current liabilities	8	**(20,343)**	(1,101)	(1,915)
Net current assets		**10,943**	3,696	4,035
Total assets less current liabilities		**107,806**	14,441	14,418
Non-current liabilities	8	**(40,678)**	(15)	(21)
Net assets		**67,128**	14,426	14,397
Capital and reserves				
Share capital	9	**3,081**	1,188	1,188
Merger reserve		**10,389**	10,389	10,389
Lesot reserve		**—**	(8,201)	—
Retained earnings	9	**53,658**	11,050	2,820
		67,128	14,426	14,397

Consolidated statement of recognised gains and losses

	Notes	**Six months ended 30 June 2006 (unaudited) £'000**	Six months ended 30 June 2005 (unaudited) £'000	Year ended 31 December 2005 (unaudited) £'000
Opening balance - as previously stated		**15,878**	14,668	14,668
Restatement	3	**(1,481)**	(740)	(740)
Opening balance - as restated	3	**14,397**	13,928	13,928
Profit for the financial period/year		**2,404**	498	1,410
Shares issued net of costs	9	**51,593**	—	—
Translation adjustment		**(334)**	—	—
Dividends paid	6	**(932)**	—	(941)
Closing balance		**67,128**	14,426	14,397

Consolidated cash flow statement

	Six months ended 30 June 2006 (unaudited) £'000	Six months ended 30 June 2005 (unaudited) (restated) £'000	Year ended 31 December 2005 (unaudited) (restated) £'000
Cash flows from operating activities			
Operating profit	**4,389**	832	2,345
Depreciation	**544**	7	58
Amortisation of goodwill	**22**	370	741
Movement in inventories	**1,339**	(120)	(80)
Movement in receivables	**(1,462)**	306	(642)
Movement in payables	**303**	(120)	342
Interest received	**179**	155	316
Interest paid	**(688)**	(117)	(226)
Corporation tax paid	**(709)**	(507)	(806)
Net cash from operating activities	**3,917**	806	2,048
Investing activities			
Acquisition, net of cash acquired	**(47,223)**	—	—
Schlegel debt repaid upon acquisition	**(40,281)**	—	—
Property, plant and equipment	**(400)**	(45)	(105)
Net cash from investing activities	**(87,904)**	(45)	(105)
Financing			
Issue of shares net of costs	**51,593**	—	—
Capital element of financial leases	**(40)**	—	3
Bank loan	**35,000**	—	—
Equity dividends paid	**(932)**	—	(941)
Net cash from financing activities	**85,621**	—	(938)
Increase in cash and cash equivalents	**1,634**	761	1,005

Notes

1. Status of the financial statements

These financial statements are not the Company's statutory accounts for the purposes of Section 240 of the Companies Act 1985. They are unaudited. The Company's statutory accounts for the year ended 31 December 2005, prepared in accordance with IFRS, received an unqualified audit report and have been filed with the registrar of companies at Companies House.

The directors approved the interim report on 28 September 2006.

2. Accounting policies

The interim financial information has been prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP), which are the accounting policies to be used in the Report and Accounts of the Group for the year ended 31 December 2006.

The consolidated financial statements for the year ended 31 December 2005 were prepared in accordance with International Financial Reporting Standards (IFRS). UK GAAP differs in some respects from IFRS. The relevant change of accounting policy is as follows:

Under IFRS, the requirement to amortise goodwill was replaced by an impairment review of the value of the Company's investments. The directors conducted an impairment review and concluded that the value at which Gall Thomson Environmental Limited (Gall Thomson) was stated in the Company's balance sheet at 1 January 2004 and the value at which KLAW Products Limited was stated in the balance sheet of Gall Thomson at 1 January 2004 were not greater than the realisable values of those investments. Therefore the carrying value of goodwill under IFRS was the value as at 1 January 2004 and no further provision was made against that value. Under UK GAAP a decision to cease amortisation represents a change in accounting policy; no such change was made in respect of 2004 or 2005. The Board has resolved that amortisation should be discontinued under UK GAAP with effect from 1 January 2006. Therefore the valuation of goodwill is lower under UK GAAP by two years' amortisation.

The accounting policies are unchanged from those used in the last annual accounts except where otherwise stated.

3. Restatements

The restatements required by the changes in accounting policy, as set out in note 2 above, are as follows:

(a) Profit after taxation

	Six months ended 30 June 2005 (unaudited) £'000	Year ended 31 December 2005 (unaudited) £'000
Profit/(loss) for the financial period/year, as previously stated under IFRS	868	2,151
Amortisation of goodwill	(370)	(741)
As reported under UK GAAP	498	1,410

(b) Net assets

	At 1 January 2006 (unaudited) £'000	At 1 January 2005 (unaudited) £'000
Opening net assets, as previously stated under IFRS	15,878	14,668
Amortisation of goodwill	(1,481)	(740)
As reported under UK GAAP	14,397	13,928

4. Revenue and operating profit

The group's income and profit for the period included three months' results for the Schlegel business acquired on 4 April 2006. The analysis of the operating results is as follows:

	Schlegel (3 months) £'000	Pre-existing Lupus Group (6 months) £'000	Total £'000
Revenue	19,746	3,938	23,684
Cost of sales	(7,381)	(1,307)	(8,688)
Gross profit	12,365	2,631	14,996
Administrative expenses	(9,297)	(1,310)	(10,607)
Operating profit	3,068	1,321	4,389

5. Earnings per share

Earnings per share figures are based on the weighted average of 421,753,113 ordinary shares in issue during the half-year ended 30 June 2006 (half-year to 30 June 2005 and year to 31 December 2005: 237,696,286 shares). The number of shares in issue at 30 June 2006 was 616,267,715 (30 June 2005: 237,696,286 shares).

Notes

6. Dividends

The final dividend for the year ended 31 December 2005 of 0.278p per share (2004: 0.264p per share) was paid to shareholders on 22 June 2006 and absorbed £661,000.

A special interim dividend of 0.114p per share was paid on 21 April 2006. The directors have today, 28 September 2006, declared a further interim dividend of 0.049p per share, making total interim payments of 0.163p per share (2005: 0.132p). This second interim dividend will be payable on 27 October 2006 to shareholders on the register at the close of business on 6 October 2006. The two interims together will absorb £573,000 (2005: £314,000).

The dividends paid or payable and those proposed are summarised below:

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
(a) dividends reflected in the financial statements			
Dividends paid/payable per share	**0.392p**	—	0.396p
(b) dividends not reflected in the financial statements			
Final dividend proposed per share	**—**	0.264p	0.278p
Interim dividend proposed per share	**0.049p**	0.132p	—

7. Goodwill

The building products business of Schlegel was acquired on 4 April 2006 for £84 million. These interim results include a provisional assessment of fair value of the assets and liabilities and consequently of the goodwill.

8. Liabilities

Current liabilities include the £5,000,000 loan and non-current liabilities include the non-current loan of £30,000,000 described under note 9 below. No drawings have been made under the revolving loan facility. Net debt stood at £31,289,000.

9. Funding of the acquisition of Schlegel

The acquisition of Schlegel was financed by:

(i) Raising £53 million by way of a placing and open offer of 378,571,429 ordinary shares in Lupus at an issue price of 14p per share. The shares were issued through a subsidiary in such manner that the entire premium on the issue became available as a credit to distributable reserves.

(ii) A new debt facility provided by Bank of Scotland comprising a term loan of £35,000,000 (of which £5,000,000 is current and £30,000,000 long-term) and a multicurrency revolving loan facility of £10,000,000.

Directors and advisers

Directors	Greg Hutchings (Executive Chairman) Denis Mulhall (Executive) Frederic Hoad (Non-executive) Roland Tate (Non-executive)
Secretary	Cavendish Administration Limited
Company number	2806007
Registered office	Crusader House 145-157 St John Street London EC1V 4RU
Auditors	Grant Thornton UK LLP Grant Thornton House Melton Street London NW1 2EP
Registrar	Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU
Nominated adviser	HSBC

The interim report will be sent to shareholders and copies will be made available to the public at the registered office of the Company and at the Company's website www.lupuscapital.co.uk.

Designed and produced by Carr Kamasa Design

Lupus Capital plc
85 Buckingham Gate
London
SW1E 6PD

020 7976 8000
020 7976 8014
www.lupuscapital.co.uk

Lupus Capital plc
Interim Report 2007

For the six months ended 30 June 2007

LUPUS CAPITAL

Chairman's Statement

Dear Shareholder,

The six months up to 30 June 2007, upon which we are now reporting, has been an exciting and successful period for your company. Not only have our businesses traded well but we have also substantially increased the size of the group with our £242.5m acquisition of the Laird Security Systems division from The Laird Group plc. This was announced on 19 March and completed on 27 April 2007. We have thus continued to achieve our strategy and objectives and of course our aim of rewarding shareholders.

Pre-tax profits before amortisation for the first half of the year, which includes a two and six months contribution from Laird Security Systems (LSS) and Schlegel respectively, were £10.064 million which compares to £3.880 million for the same period last year. Sales were £79.028 million up from £23.684 million. Adjusted **earnings per share** of 0.724p were **up 27.1%**, a significant increase from 0.570p in the six months to June 2006.

The directors have declared a second interim dividend of 0.056p per share. Together with the first interim dividend of 0.150p paid in April 2007 this brings the total **interim dividends up** to 0.206p per share (2006: 0.163p per share) which is an advance of over **26%**. The second interim dividend will be paid on 8 November 2007 to shareholders on the register at the close of business on 5 October 2007.

In the event that you prefer to receive shares instead of a cash dividend, a notice from our Registrars, Capita, is enclosed that will allow you to do this. Please either complete the form or, for further details, call Capita direct on 0870 162 3181 or email shares@capitaregistrars.com.

Below is given a short overview of the performance of each of Lupus Capital's businesses.

- **Gall Thomson**, our manufacturer of breakaway couplings, enjoyed buoyant markets in the first six months of 2007 and delivered record performance both in sales, profits and cash generation.
- **Schlegel**, a leader in the global manufacture and marketing of door and window seals, produced good results leading on from the operational initiatives that were taken following its acquisition in April 2006.

Schlegel U.S. has now been combined with the US door and window seals division of Laird Group under a single management team in order to increase their prospects and profitability. Many synergies are following which include, a fully comprehensive product range for their customers, greater purchasing power for raw material sourcing, operational cost savings, the closure of one manufacturing facility and improved product development.

Schlegel (non U.S.) continues to thrive with good growth coming from the European markets of Germany, Spain, U.K. and Eastern areas. The management of Linear, the Laird U.K. seals company, has now been taken on by our Schlegel team. This is producing many cost saving opportunities resulting from optimising production allocation between countries and also improving customer service.

- **Laird Security Systems** is a manufacturer of products such as locks, balances, handles and hinges for the U.S. and U.K. door and window industry. Sales are approximately 60% to the refurbishment/remodelling (RMI) market and the remainder to new build. RMI has been steady throughout the world in contrast to the U.S. new build market, which is subject to lower housing starts and completions. Cost reductions, improved marketing and careful control of working capital have been necessary in order to retain an acceptable level of profitability in the US. In the U.K., where the market is stronger, there are also many opportunities for similar actions.

The US new housing market to which our US Laird companies and our US seals businesses are exposed account for only 40% to 50% of our total US sales. It is clearly an area which is of concern to us; however, with the synergies between our combined US seals activities and the reductions to our cost bases, we still anticipate a satisfactory result from this limited proportion of our overall business spectrum.

On 27 July we sold, as planned, the Laird Lifestyle Products (LLP) assets which was a minor business within the Laird acquisition. LLP was a loss making manufacturer of primarily PVCu conservatories and their component parts to the retail mass market. For the short period within Lupus it continued to lose money and we were very pleased to exit this industry albeit only for a notional sale price.

Input prices for raw materials are still high, although more stable than a year ago. The dollar/pound exchange rate at around 2 is not favourable when converting US profits. At the corporate level, however, the currency exposure has been mitigated by designating a substantial portion of the debt taken on for the LSS acquisition in U.S dollars. We continue to examine ways to optimise our worldwide tax position and expect some success in achieving this.

Overall, we feel optimistic about the progress and prospects for the group both in the second half and the year as a whole and we look forward to another period of strong performance and the further development of Lupus Capital plc.

Greg Hutchings
Chairman

27 September 2007

Consolidated Profit and Loss Account

	Notes	Six months ended 30 June 2007 (unaudited) £'000	Six months ended 30 June 2006 (unaudited) (restated) £'000	Year ended 31 December 2006 (audited) (restated) £'000
Continuing operations				
Revenue	4	**79,028**	23,684	62,940
Operating profit before amortisation of intangible assets	4	**12,357**	4,389	11,567
Amortisation of acquired intangible assets		**(2,502)**	(710)	(2,129)
Operating profit		**9,855**	3,679	9,438
Net interest expense		**(2,293)**	(509)	(1,533)
Profit before taxation from continuing operations		**7,562**	3,170	7,905
Taxation		**(2,671)**	(1,263)	(2,973)
Profit attributable to shareholders		**4,891**	1,907	4,932
Earnings per share				
- Basic and diluted	6	**0.533**	0.452	0.949
- Adjusted*	6	**0.724**	0.570	1.235
Underlying results*				
Profit before tax	4	**10,064**	3,880	10,034

*before amortisation of acquired intangible assets, exceptional items and deferred tax on acquired intangible assets.

Consolidated Statement of Recognised Income and Expense

	Six months ended 30 June 2007 (unaudited) £'000	Six months ended 30 June 2006 (unaudited) (restated) £'000	Year ended 31 December 2006 (audited) (restated) £'000
Profit attributable to shareholders	**4,891**	1,907	4,932
Actuarial gains on retirement benefit obligations	**—**	—	622
Exchange differences on translation of foreign assets and liabilities	**679**	(334)	(1,653)
Tax	**—**	—	(217)
Net income recognised directly in equity	**679**	(334)	(1,248)
Total recognised income and expense in the period	**5,570**	1,573	3,684

Consolidated Balance Sheet

	Notes	At 30 June 2007 (unaudited) £'000	At 30 June 2006 (unaudited) (restated) £'000	At 31 December 2006 (audited) (restated) £'000
Non-current assets				
Intangible assets		**316,549**	83,586	80,774
Property, plant and equipment		**35,590**	14,261	13,030
Deferred tax		**8,060**	—	6,078
Derivative financial instruments		**1,118**	—	—
Other assets		**1,178**	—	—
		362,495	97,847	99,882
Current assets				
Inventories		**33,410**	8,521	7,396
Trade and other receivables		**49,717**	18,477	15,210
Cash and cash equivalents		**30,815**	4,288	9,738
		113,942	31,286	32,344
Total assets		**476,437**	129,133	132,226
Current liabilities				
Borrowings	8	**(11,024)**	(5,000)	(4,938)
Trade and other payables		**(59,559)**	(13,453)	(14,967)
Income tax payable		**(6,444)**	(1,731)	(1,453)
Finance lease obligations	8	**(106)**	(159)	(156)
		(77,133)	(20,343)	(21,514)
Non-current liabilities				
Borrowings	8	**(138,687)**	(30,000)	(27,296)
Deferred tax		**(30,967)**	(19)	(7,828)
Finance lease obligations	8	**(204)**	(420)	(334)
Retirement benefit obligations		**(3,320)**	(6,443)	(3,290)
Provisions		**(21,615)**	(3,680)	(1,868)
Other non-current liabilities		**(110)**	(116)	(115)
		(194,903)	(40,673)	(40,731)
Total liabilities		**(272,036)**	(61,021)	(62,245)
Net assets		**204,401**	68,112	69,981
Capital and reserves				
Equity share capital	10	**6,861**	3,081	3,083
Share premium	10	**45**	—	45
Merger reserve	10	**10,389**	10,389	10,389
Hedging reserve	10	**1,118**	—	—
Retained earnings	10	**185,988**	54,642	56,464
Total shareholders' equity		**204,401**	68,112	69,981

Consolidated Cash Flow Statement

	Six months ended 30 June 2007 (unaudited) £'000	Six months ended 30 June 2006 (unaudited) (restated) £'000	Year ended 31 December 2006 (audited) (restated) £'000
Cash flows from operating activities			
Operating profit	**9,855**	3,679	9,438
Depreciation	**1,831**	566	1,646
Amortisation	**2,502**	710	2,129
Movement in inventories	**2,363**	1,339	1,698
Movement in trade and other receivables	**(2,778)**	(1,462)	1,394
Movement in trade and other payables	**5,655**	303	619
Tax payments	**(1,993)**	(709)	(2,050)
Net cash flows from operating activities	**17,435**	4,426	14,874
Cash flow from investing activities			
Interest received	**479**	179	501
Acquisition of businesses (net of cash acquired)	**(238,231)**	(47,223)	(47,408)
Property plant and equipment	**(1,159)**	(400)	(964)
Proceeds from sales of property, plant and equipment	**7**	—	—
Net cash flows from investing activities	**(238,904)**	(47,444)	(47,871)
Cash flows from financing activities			
Interest paid	**(2,773)**	(688)	(2,034)
Net proceeds from issue of ordinary shares	**131,270**	51,593	51,653
Proceeds from borrowings	**119,667**	35,000	34,734
Repayment of borrowings	**(2,500)**	(40,281)	(42,781)
Dividends paid to shareholders	**(2,983)**	(932)	(1,234)
Repayment of capital element of finance leases	**(78)**	(40)	(112)
Net cash flows from financing activities	**242,603**	44,652	40,226
Increase in cash and cash equivalents for the period	**21,134**	1,634	7,229
Cash and cash equivalents brought forward	**9,738**	2,654	2,654
Effect of exchange rate on cash and cash equivalents	**(57)**	—	(145)
Cash and cash equivalents carried forward	**30,815**	4,288	9,738

Notes to the Interim Report

1. Status of the interim financial statements

The Group's interim financial statements for the six months ended 30 June 2007 were authorised for issue by the directors on 26 September 2007. The consolidated interim financial information, which is unaudited, does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2006 have been reported on by the Group's auditors, received an unqualified audit report and have been filed with the registrar of companies at Companies House.

2. Accounting policies

The interim financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards (IFRS), which are the accounting policies to be used in the Report and Accounts for the Group for the year ended 31 December 2007, as required for the consolidated accounts listed on the Alternative Investment Market ("AIM"). Previously, the consolidated financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP") up to and including 31 December 2006. IFRS differs in some respects from UK GAAP. In accordance with the rules of IFRS, the comparative information is also prepared under IFRS and has been restated where necessary. The accounting policies are unchanged from those used in the last annual accounts other than those for derivative financial instruments and where otherwise stated.

3. Transition to IFRS

The table below summarises the differences between UK GAAP, as presented in the audited annual accounts for the year ended 31 December 2006, and IFRS.

Profit for the year from continuing operations

	Year ended 31 December 2006 £000
As reported under UK GAAP	6,408
Amortisation of intangible assets arising from the acquisition of Schlegel	(2,108)
Deferred tax impact of amortisation of intangible assets	632
As reported under IFRS	4,932

Net assets

As reported under UK GAAP	69,976
Amortisation of goodwill under UK GAAP added back	1,481
Amortisation of intangible assets arising from the acquisition of Schlegel	(2,108)
Recognition of accrual for holiday pay	(27)
Deferred tax impact of amortisation of intangible assets	632
Deferred tax impact of accrual for holiday pay	11
Other differences	16
As reported under IFRS	69,981

3. **Transition to IFRS** continued

	Six months ended 30 June 2006 £000
Profit for the year from continuing operations	
As reported under UK GAAP	2,404
Amortisation of intangible assets arising from the acquisition of Schlegel	(710)
Deferred tax impact of amortisation of intangible assets	213
As reported under IFRS	1,907
Net Assets	
As reported under UK GAAP	67,128
Amortisation of goodwill under UK GAAP added back	1,481
Amortisation of intangible assets arising from the acquisition of Schlegel	(710)
Deferred tax impact of amortisation of intangible assets	213
As reported under IFRS	68,112

In addition to the above there are a number of reclassifications between UK GAAP and IFRS which do not impact the net assets as reported, the most significant of which are:

Intangible assets
Under IFRS certain intangible assets that exist as a result of a business combination are recognised separately from goodwill if they are separable and measurable. As such with respect to the Schlegel acquisition £8.4m in respect of brands and £19.8m in respect of customer relationships have been recognised separately from goodwill and £2.108m has been charged in respect of the amortisation of these assets for the period from date of acquisition to 31 December 2006 and £710,000 in the six months to 30 June 2007. Under UK GAAP there is no requirement to separate intangible assets and hence all such amounts therefore form part of goodwill and are not then amortised.

Deferred tax
Under IFRS deferred tax is provided for the difference between the book value of the intangible assets arising as a result of the acquisition of Schlegel and the tax base of those assets with the corresponding entry being made to goodwill. The deferred tax provided on acquisition was £8.46m and £632,000 has been released to the income statement as result of the amortisation charged in the period from date of acquisition to 31 December 2006. A further £213,000 was released in the six months to 30 June 2007.

Computer software
A reallocation of £93,000 of computer software costs from tangible assets under UK GAAP to intangible assets under IFRS has been made.

Notes to the Interim Report

4. Segmental analysis

Primary reporting format – business segments

Continuing operations

	Oil services			Building products			Total		
	6 months to 30 June 2007	6 months to 30 June 2006 (restated)	12 months to 31 Dec 2006 (restated)	**6 months to 30 June 2007**	6 months to 30 June 2006 (restated)	12 months to 31 Dec 2006 (restated)	**6 months to 30 June 2007**	6 months to 30 June 2006 (restated)	12 months to 31 Dec 2006 (restated)
	£'000	£'000	£'000	**£'000**	£'000	£'000	**£'000**	£'000	£'000
Revenue									
Sales	**6,182**	3,938	9,314	**72,846**	19,746	53,626	**79,028**	23,684	62,940
Operating profit (before amortisation of intangible assets)	**2,065**	1,321	3,445	**10,292**	3,068	8,122	**12,357**	4,389	11,567
Net finance costs							**(2,293)**	(509)	(1,533)
Profit before tax (before amortisation of intangible assets)							**10,064**	3,880	10,034

5. Revenue and operating profit

The Group's income and profit for the period included approximately two months' results of the LSSD business acquired on 26 April 2007. The analysis of the operating result is as follows:

	LSSD (2 months) £'000	Pre-existing Lupus Group (6 months) £'000	Total £'000
Revenue	37,973	41,055	79,028
Cost of sales	(26,537)	(21,828)	(48,365)
Gross profit	11,436	19,227	30,663
Administrative expenditure	(6,721)	(11,585)	(18,306)
Operating profit	4,715	7,642	12,357

6. Earnings per share

Basic earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity shareholders by the weighted average of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. There were no potentially dilutive shares.

	At 30 June 2007	At 30 June 2006 (restated)	At 31 December 2006 (restated)
Basic and diluted earnings per share	**0.533p**	0.452p	0.949p
	'000	'000	'000
Basic and diluted number of shares	**917,112**	421,753	519,845

Earnings per share from continuing operations before exceptional items and intangible asset amortisation

The Group presents as exceptional items on the face of the income statement those material items of income and expense, which because of the nature and expected infrequency of the events giving rise to them, merit separate presentation to allow shareholders to understand better the elements of financial performance in the period, so as to facilitate comparison with prior periods and to assess better trends in financial performance.

Adjusted basic EPS is used by management as the measure of the Group's earnings and is calculated excluding the effect of exceptional costs and acquired intangible assets net of tax.

	At 30 June 2007 £'000	At 30 June 2006 (restated) £'000	At 31 December 2006 (restated) £'000
Profit for the period from continuing operations	**4,891**	1,907	4,932
Exceptional items	**—**	—	—
Amortisation of acquired intangible assets	**2,502**	710	2,129
Tax effect of exceptional costs and amortisation of acquired intangible assets	**(751)**	(213)	(639)
Adjusted profit for the period from continuing operations attributable to equity holders	**6,642**	2 404	6,422
Adjusted basic earnings per share	**0.724p**	0 570p	1.235p

Notes to the Interim Report

7. Dividends

	At 30 June 2007 £'000	At 30 June 2006 (restated) £'000	At 31 December 2006 (restated) £'000
Dividends reflected in the financial statements:			
Final dividend for 2006 at 0.334p per share	**2,059**	—	—
Special interim dividend for 2007 at 0.150p per share	**925**	—	—
Interim dividend for 2006 at 0.049p per share	—	—	302
Final dividend for 2005 at 0.278p per share	—	661	661
Special interim dividend for 2006 at 0.114p per share	—	271	271
	2,984	932	1,234
Dividends not reflected in the financial statements:			
Proposed interim dividend for 2007 at 0.056p per share	**768**	—	—
Proposed interim dividend for 2006 at 0.163p per share	—	302	—
Proposed final dividend for 2006 at 0.334p per share	—	—	2,059
	768	302	2,059

8. Borrowings

	At 30 June 2007 £'000	At 30 June 2006 (restated) £'000	At 31 December 2006 (restated) £'000
Non-current			
Bank borrowings	**138,687**	30,000	27,296
Obligations under finance leases and hire purchase contracts	**204**	420	334
	138,891	30,420	27,630
Current			
Bank borrowings	**11,024**	5,000	4,938
Obligations under finance leases and hire purchase contracts	**106**	159	156
	11,130	5,159	5,094

The Group took out a 5 year loan of $240,000,000 from Bank of Scotland, Royal Bank of Scotland and HSBC during the period in connection with the acquisition of Laird Security Systems Division.

Bank loans and other borrowings are secured on the assets of Amesbury Acquisition Holdings No 2, Inc., Jasper Acquisition Holdings Limited and Schlegel Acquisition Holdings Limited. The principal companies within the Group have also provided cross guarantees to the Group's bankers in support of all bank loans and borrowings.

9. **Acquisition of Laird Security Systems Division**

The acquisition of the business of Laird Security Systems Division (LSSD) was completed on 27 April 2007. The acquisition was funded by the raising of £136 million by way of a placing and open offer of 755,555,556 new ordinary shares in Lupus Capital plc at an issue price of 18p per share and by way of a new debt facility comprising a term loan of $240,000,000.

In order to account for the acquisition two new subsidiary companies, Amesbury Acquisition Holdings No 2, Inc (AAH(2)) and Jasper Acquisition Holdings Limited (JAH) were formed. 75% of the acquisition cost was attributed to the United States operation and was acquired by AAH(2) and 25% attributed to the UK and European operation and was acquired by JAH

The acquisition of LSSD had the following effect on the Group's assets and liabilities:

	Book value £'000	Fair value adjustments £'000	**Provisional fair values £'000**
Intangible assets	69,360	—	**69,360**
Property, plant and equipment	25,311	(1,671)	**23,640**
Other assets	1,130	—	**1,130**
Inventories	35,217	(6,841)	**28,376**
Trade receivables and other debtors	31,946	(447)	**31,499**
Deferred tax asset	23	—	**23**
Cash at bank	132	—	**132**
Current liabilities	(28,661)	(2,020)	**(30,681)**
Non current liabilities	(159)	—	**(159)**
Provisions	(10,765)	(7,981)	**(18,746)**
Deferred tax liabilities	(23,571)	—	**(23,571)**
	99,963	(18,960)	**81,003**
Net cash paid			**231,040**
Deferred consideration			**12,500**
Accrued consideration			**729**
Acquisition costs			**7,191**
Cash consideration			**251,460**
Provisional goodwill on acquisition			**170,457**

Fair values have been assessed on a provisional basis pending finalisation of the rationalisation of group accounting procedures, which cover a number of different reporting regimes throughout the world. Deferred tax has been provided on all fair value adjustments as applicable and on purchased goodwill where a tax benefit will be obtained against future taxable benefits.

The valuation of intangible assets has been estimated at this stage. A firm of external professional valuers will be undertaking a comprehensive valuation shortly.

Notes to the Interim Report

10. Reconciliation of movements in equity

	Share capital £'000	Share premium £'000	Merger reserve £'000	Hedging reserve £'000	Currency translation £'000	Retained earnings (restated) £'000	Total (restated) £'000
At 1 January 2006							
As previously stated	1,188	—	10,389	—	—	2,820	14,397
IFRS adjustment	—	—	—	—	—	1,481	1,481
Opening balance – as restated	1,188	—	10,389	—	—	4,301	15,878
Total recognised income and expense for the period	—	—	—	—	(334)	1,907	1,573
Issue of shares net of costs	1,893	—	—	—	—	49,700	51,593
Dividends paid	—	—	—	—	—	(932)	(932)
At 30 June 2006	3,081	—	10,389	—	(334)	54,976	68,112
Issue of shares net of costs	2	45	—	—	—	13	60
Total recognised income and expense for the period	—	—	—	—	(1,319)	3,025	1,706
Actuarial gains on defined benefit plans (net of tax)	—	—	—	—	—	405	405
Dividends paid	—	—	—	—	—	(302)	(302)
At 31 December 2006	3,083	45	10,389	—	(1,653)	58,117	69,981
Issue of shares net of costs	3,778	—	—	—	—	126,938	130,716
Derivative financial instruments	—	—	—	1,118	—	—	1,118
Total recognised income and expense for the period	—	—	—	—	679	4,891	5,570
Dividends paid	—	—	—	—	—	(2,984)	(2,984)
At 30 June 2007	**6,861**	**45**	**10,389**	**1,118**	**(974)**	**186,962**	**204,401**

Directors and Advisers

Directors	Greg Hutchings (Executive Chairman) Denis Mulhall (Executive) Frederic Hoad (Non-executive) Michael Jackson (Non-executive) Roland Tate (Non-executive)
Secretary	Cavendish Administration Limited
Company number	2806007
Registered office	Crusader House 145-157 St John Street London EC1V 4RU
Auditors	Grant Thornton UK LLP Grant Thornton House Melton Street London NW1 2EP
Registrar	Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU
Nominated adviser	HSBC

The interim report will be sent to shareholders and copies will be made available to the public at the registered office of the Company and at the Company's website www.lupuscapital.co.uk.

Designed and produced by Carr Kamasa Design

Lupus Capital plc
85 Buckingham Gate
London
SW1E 6PD

Tel 020 7976 8000
Fax 020 7976 8014
www.lupuscapital.co.uk

LUPUS CAPITAL PLC

Company Presentation

Autumn 2006

Contents

1. Introduction to Lupus Capital plc

- Specialist investment vehicle
  - Public Company / Private Equity
  - Focused on industrials
  - Management expertise / systems
- Was quoted on the Main List of the London Stock Exchange
- 2004 Market cap. c. £20 million
- Net cash; No pension deficit
- Gall Thomson Environmental - only subsidiary
- Greg Hutchings invested over £2 million in Lupus shares in Feb 2004; further £3.3m in 2006
- Pre-tax profits

Pre-tax profits	2003	£2.848 million
	2004	£2.974 million
	2005	£3.176 million

- Very experienced team:
  - Greg Hutchings (Tomkins, Hanson)
  - Denis Mulhall (Tomkins, Berisford)
  - James Brotherton (HSBC, Citigroup)

Share Price Performance Since Jan 2004


Jan 2004 - announcement that Greg Hutchings was joining Lupus

NOTE
Pre-tax profit is stated pre-goodwill amortisation and exceptional items

1. Lupus Strategy

- Acquire businesses with potential for development
- Apply proven management skills and systems
- Invest for long term growth
- Realise gains through exits (sale or de-merger)
- Return cash to shareholders
- Speed and flexibility “v” Private Equity
- Full spectrum of funding instruments
- Disciplined focus on target sectors

= creation of Shareholder Value

1. Targets

Industrial Activities:
- Manufacturing
- Distribution

Key requirements:
- Potential for development
- Asset based
- Cash flow
- No loss makers

We will avoid:
- Financial services
- Property
- Contracting
- Media
- Retailing

We bring:
- Management skills
- Operating systems
- Financial disciplines
- Strategy experience
- Industry consolidations
- Capital Investment

1. Scope to apply skills

Building products

Automotive components

Industrial focus
Stable markets
High quantities of inexpensive items
Low-risk technology
Improve operating efficiencies
Financial controls
Organic growth opportunities
Potential for industry leadership

Food manufacturing

Consumer goods

2. Gall Thomson Environmental

- We intend to retain this highly cash generative business
- **Marine Breakaway Couplings** (Great Yarmouth)
  - Large global market share
  - High barriers to entry
  - Made to order for oil majors
  - Excellent customer base - no bad debt issues
  - Established management team
  - Growth markets/ Deep sea oil production increasing
- **Industrial Breakaway Couplings** (Trowbridge)
  - Replicate MBC skills / expertise
  - Create new markets
  - Growing fast



3. Schlegel Acquisition Summary

- **The Investment/ Acquisition**
  - Manufacturer of door and window seals for the housing market
  - Market driven valuation - Paid £84 million for £10.0 million EBIT (exit PER of 12.0x)
  - Sold by bondholders of failed private equity group purchase from BTR
  - Opportunity to prise a valuable asset away from private equity
  - Equity placed at a discount to key peers
  - Will achieve good capital growth and pay dividends from cash flow
    - Attractive dividend yield (3.25% at 14p)
    - Appropriate level of gearing (approximately 1/3 debt; 2/3 equity)
- **Industry and Positioning**
  - Operates in a profitable industry
  - Strong brands and leading market positions
  - Good margins
  - Cash generative
- **The Business**
  - Lupus sector experience
  - Platform for growth
    - Operational improvements
    - Organic development
    - Add-on acquisitions

3. Schlegel Sector Sales

- Compression Seals (Foam and Extruded c. 47% of sales)
  - Sealing device used in hinged door and window applications
  - Manufactured by a proprietary continuous moulding process or through extrusion of polypropylene



Compression Door Seal

- Sliding Seals (c. 26% of sales)
  - Woven polypropylene yarn used in sliding door and window applications



Pile Sliding Window Seal

- Copier Products (c. 9% of sales)
  - Used to clean photocopier image transfer drums
  - Teflon yarn weaved into a brush and wound around a core



Copier Brushes

- Automotive Products and Speciality Textiles (c. 9% of sales)
  - Niche products usually produced in collaboration with the OEM
  - Examples include:
    plastic skirting to suppress road spray; sunroof seals; speciality aircraft seals



Automotive Skirting

- Hardware Products (c. 9% of sales)
  - Window and door locking mechanisms together with associated fittings
  - Typically sourced to a Schlegel design in the Far East



Hardware (Window Lock)

3. Locations and Market Overview

Locations

- Factories:
  - Compression Seals: Rochester (NY State), Henlow (UK), Ostend (Belgium), Hamburg (Germany) & Sydney (Aus)
  - Sliding Seals: Graham (Texas), Barcelona (Spain) and Sydney (Aus)
- Sales/ distribution warehouses in Singapore, New Zealand and Italy
- Local sales outlets in Brazil, Canada, Poland and Russia

Market Overview

- Principal drivers of demand are underlying trends in the housing market
  - Steady housing industry worldwide - long term growth
  - Environmental regulations
  - Not dependent on any single customer (>5,000), product or region
  - Half sales to new build; half sales to refurbishment
- Competitive Strengths
  - Strong brand equity - Schlegel brand synonymous with performance seals
  - Product and technology leadership
  - Customer satisfaction and loyalty
  - Local Competitors: Amesbury (US); Ultrafab (US); Trelleborg (Europe); Tecseal (Europe); Linear (UK)
  - Local Customers: Anglian (UK); Duraflex (UK); Masonite (US); Anderson (US); Pella (US)
  - Internal Benchmarking
- Significant Barriers to entry
  - Brand equity
  - Technical expertise
  - Manufacturing capability and chemical formulation of product
  - Low labour content product does not lend itself to remote manufacture

3. Competitive Position

Region % Sales	USA 40%	UK 21%	Europe 31%	Australia 8%
Door Seal			Market Opportunity	
Window Seal	Market Opportunity			
Copier Brush		Minimal Demand		Minimal Demand

Leading Market Positions

3. Schlegel Historic Financials

IMPORTANT:

Prior to 2005 Schlegel did not exist as an independent entity. The Schlegel results for 2002 to 2004 are therefore based on management estimates. They are unaudited and unverifiable and are included in this presentation for illustrative purposes only. They were not included in the prospectus. No investment decision should be based on these estimates.

- Relocate to AIM
- Sales growth c. 7 per cent pa
- Consistently good EBITDA and EBIT margins
- Key raw materials are all oil derivatives
- Low capex requirements
- Consistent generation of cashflow available for financing and dividends of c. £10 million pa
- Trade working capital well managed
- Total unfunded liabilities in respect of pension and post retiree medical benefits at 31 December 2005 are estimated at c. £5.8 million on an FRS17 basis. Both are closed to new entrants

Schlegel Group Income Statement

	year ended 31 December			
£ million	**2002 a**	**2003 a**	**2004 a**	**2005 a**
Sales	**59.4**	**60.0**	**64.2**	**69.3**
EBITDA after Central Costs	11.6	11.5	12.3	12.1
% Margin	*19.5%*	*19.2%*	*19.2%*	*17.5%*
Depreciation and Amortisation	2.6	2.1	2.1	2.1
EBIT after Central Costs	**9.0**	**9.4**	**10.2**	**10.0**
% Margin	*15.2%*	*15.7%*	*15.9%*	*14.4%*
Capital Expenditure	1.4	1.7	1.8	2.4

Schlegel Balance Sheet

	as at 31 December
£ million	**2005 a**
Fixed Assets	14.8
Inventory	9.7
Accounts receivable	13.5
Current Assets	23.2
Accounts payable	(11.2)
Current Liabilities	(11.2)
Net current assets	34.5
Other liabilities	(6.4)
Net Assets	55.7

Balance Sheet excludes cash and debt balances not acquired by Lupus
Based on constant exchange rates across all three years:
US$1.80; E1.45; A$2.55

3. Lupus strategy for Schlegel

- **Operational improvements to the existing business**
  - Critical analysis of all aspects of the Schlegel business
  - Improve: procurement, manufacturing processes, pricing and logistics
  - Rationalise: facilities and product lines
  - Uncertainty that has hung over the business since the original buyout will be removed
- **Acquisitions**
  - Number of potential add-on acquisitions to complement the existing business
  - Lupus will be an industry consolidator
- **Organic development**
  - Existing business has a strong brand and good market positions which we will build on
  - Increase sales to existing customer base
  - Exploit new market segment opportunities
  - New product development opportunities:-


Door Sweep


Angle Pile
(insect Screens)


Compression Window Seal
(Rolled in gasket)


Plastic Extruded
Window Seals

4. Schlegel Integration

- **Acquisition of Schlegel from UniPoly**
  - completed on April 4 2006
  - integration has progressed smoothly
- **Management Team**
  - enthusiastic and more motivated to continue to develop the business
- **Operational Initiatives**
  - reassignment of production between plants
  - additional workforce recruitment at lower cost levels
  - scrap and efficiency initiatives
- **Finance**
  - working capital controls have been emphasised
  - financial analysis has initiated targets to recoup transportation and production costs

5. Schlegel Integration

Sales and Marketing Initiatives

- new customers have been won   Atrium Contract
- new products have been developed   Powerpile / Door Sweeps/ Sun Roof Seals
- exports to Eastern Europe have increased
- prices have been increased ...
  - Two Selling Price Increases
    - Europe
    - USA
- ... to reflect higher raw material costs
  - 2006 Commodity Prices
    - Greater than 2005
    - Polypropylene; Polyol; TDI   - re-source, projects
- refocused on higher margin customers and products

5. Interim Results

	6m ended 30 Jun '06 £'000	6m ended 30 Jun '05 £'000	Increase %
Sales	23,684	3,137	655%
Pre Tax Profit	3,880	871	345%
Earnings Per Share	0.57 p	0.21 p	171%
Dividends per Share (i)	0.163 p	0.132 p	23%

i. The interim dividend for 2006 is payable in two parts, 0.114p was paid in April 2006, 0.049p will be paid in October 2006

ii. The figures for the period are not directly comparable as they include a major acquisition and have been prepared on the basis of the requirements of UK GAAP. The comparative figures for the same period in 2005 have been restated to conform to UK GAAP, as explained in the notes to the accounts.

5. Divisional Performance

Schlegel Building Products

- Sales were up over 10 per cent year on year; US and Germany particularly strong
  - new products
  - market share gains
  - good overall global market both in new build and refurbishment.
- Profit growth resulted from these increased sales and productivity and cost controls
- Led to excellent cash generation after capital expenditure and working capital requirements.
- Raw Material input costs continue to rise - mostly being passed on to our customers.
- Weakness of the dollar has had only a limited impact on the translation of profits.

Gall Thomson Environmental

- Record order books in the first half year
- Produced growing profits over last year
- Continued to deliver commendable cash generation. Its market remains buoyant.

6. Market Outlook for balance of 2006

1. **Gall Thomson (25%)**
   - Record Order Book - Buoyant
   - Great Cash Generation
2. **Schlegel (75%)**
   - Copier brush / Specialty Products (18%) - Firm
   - Europe/ Asia (45%) - Steady
   - USA (37%) - Half New Build / Half Refurbishment
3. **US New Housing Permits**
   - Down from April 2006
   - Lag time 6 - 9 months
   - Actions planned / taken

6. Lupus Outlook for 2006

- We anticipate that Lupus will produce double digit earnings per share growth in 2006 due to:
  - the performance of our strong existing business;
  - the well-priced acquisition; and
  - the reinvigorated Schlegel providing a profit increase over the previous year.

- We have a well constructed strategy, a sturdy balance sheet, healthy operating activities, robust cash generation and an eager entrepreneurial management team who enjoy the challenge of continuing to develop Lupus Capital plc.

7. Greg Hutchings and Tomkins

The 15 year record (from 1983) :

- Share price : 6.8p to 378p
- Market Capitalisation : £6m to £5,000m
- Profits : £1.6m to £500.4m
- EPS compound growth : 28%
- Dividend compound growth : 25%
- Employees : 400 to 70,000

7. £3.2 billion of value creation for shareholders



Total market value
(351.8p at 2 May 98)
Net equity contribution
(i.e. less share buy-backs
and dividends paid)
£m
5000
4000
3000
2000
1000
0
£4.9bn
£3.2bn
£1.7bn
83
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98

7. Total investor return over 15 years

Total investor return, including reinvestment of dividends (1983 = 100)



Tomkins
FTSE All-Share Index
Source: Datastream
£
10000
£9,637
8000
6000
4000
2000
£1,434
0
£100
83
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98

7. Created a major Building Products Group

United Kingdom

Pegler
Non-ferrous taps (faucets) radiator valves and plumbing fittings

Sunvic Controls
Domestic central heating and appliance controls

Hattersley Newman Hender
Cast iron and bronze valves

Shipham & Company
Specialised bronze and cryogenic valves

Overseas

Cobra Investments
Plumbing and sanitary fittings
South Africa

Air System Components
Heating, ventilating and air conditioning components
US

Aquatic Industries Inc
Whirlpools
US

Hart & Cooley
Heating ventilating and air conditioning products
US

Lasco Bathware
Fibreglass and acrylic baths and whirlpools
US

Lasco Composites
Fibreglass panels
US

Lasco Fittings
PVC pipe fittings
US

Lau
Centrifugal fans and propellors for air conditioning
US

Penn Ventilation
Heating, ventilating and air conditioning components
US

Philips Products
Aluminium, wood and vinyl windows, vinyl clad steel doors and ventilating devices
US

Ruskin
Air, fire and smoke dampers, louvres and fibreglass products
US

Financials

£ million	Year ended 31 December 1998	1999	2000
Sales	1,187.7	1,102.7	1,221.2
Operating Profit	136.4	141.4	163.8
Operating Assets	228.8	241.2	337.3
Operating Margin	*11.5%*	*12.8%*	*13.4%*

Source: Annual Reports

Sales by customer



Commercial 29%
Residential 44%
Industrial 27%

Source: 2000 Annual Report

Sales by product



Air Handling 37%
Housing 49%
Material Handling 14%

Source: 2000 Annual Report

7. Greg Hutchings and Tomkins

- Greg Hutchings, 59, bought a shareholding in FH Tomkins plc in 1983, when it had 400 employees, sales of £17m, profits of £1.6m and a market cap of £6m. He soon became Chief Executive and then Chairman.

- Tomkins thrived under his leadership and was among the largest companies in the UK, capitalised at £5 billion on the London and New York Stock Exchanges. In the year to April 2000 the company made sales of over £5.6 billion and generated profits of around £500m.

- Over 17 years Tomkins grew at a compound rate of 20% p.a. in earnings per share. Compound dividends per share grew at 24% p.a. Shares at their peak reached 378p from under 7p at the start - nearly 60 times. Under his leadership every year was a record one and an estimated £3.2 billion of value was created for shareholders. £100 invested in 1983 was worth £9,637, including re-investing dividends, by 1998 - equivalent to growth of 96 times against a market average of 14 times.

- Tomkins employed 70,000 people and was a leading international manufacturer of building products (baths, doors and windows), consumer items (bicycles, lawnmowers and handguns), food (Hovis and Mr. Kipling), and automotive components (fan belts and windscreen wipers). Factories were located across Europe, North and South America, Japan, Korea, South Africa and Australia.

- Greg left Tomkins in October 2000 following the announcement of the 17th consecutive year of record earnings and dividends per share - both up over 15% from the previous year.

8. Lupus Capital Shareholder Register

NO OF SHARES	% of 616.3	INSTITUTION
63,385,676	10.29%	Walbrook Trustees (Guernsey)
47,056,038	7.64%	Unicorn
40,009,563	6.49%	J M Finn & Co
35,714,285	5.80%	Schroders
35,604,078	5.78%	Framlington
32,721,234	5.31%	Casenove
31,666,666	5.14%	G Hutchings
30,166,433	4.90%	F&C
27,030,269	4.39%	Invesco
23,571,428	3.82%	Polar Capital
20,475,333	3.32%	Deutsche Bank
20,000,000	3.25%	Artemis
19,481,937	3.16%	Walker Cripps
15,014,767	2.44%	EPIC
14,285,714	2.32%	J P Morgan Fleming
12,657,143	2.05%	Acorn
11,342,857	1.84%	Universities Superannuation Scheme
8,964,858	1.45%	Barclays Private
8,859,000	1.44%	SG Asset
5,453,384	0.88%	Brewin Dolphin
6,033,000	0.98%	Marlborough Special/Hargreave Hale
4,750,000	0.77%	Denis Mulhall
4,642,857	0.75%	New Star

Contact Details

Lupus Capital plc
85 Buckingham Gate
London SW1E 6PD

www.lupuscapital.co.uk

Tel: 020 7976 8000
Fax: 020 7976 8014

Email: enquiries@lupuscapital.co.uk

LUPUS CAPITAL PLC

Interim Results Presentation

Autumn 2007

Contents

1. Lupus 2007 Interim Results Highlights

- Sales, including LSS, of **£79.03m** (2006: £23.68m)
- Pre-tax profits of **£10.06m** (2006: £3.88m)
- **EPS up 27.1%** to **0.724p** (2006: 0.570p)
- Strong cash generation
  - Total interim dividends for 2007 of 0.206p (2006: 0.163p), an increase of **over 26%**
  - Net debt £119 million (Schlegel and LSS loans originally totalled £155 million)
- Gall Thomson experienced a record period
  - Buoyant oil and gas markets
  - Sales and profits up over 50% each
- Schlegel Building Products developing steadily
  - 2006 interim net margin of 15.5% increased to 16.0%
  - Good cash generation
- Laird Security Systems (LSS) acquired on 27 April for £242.5 million
  - Good progress through the two months of ownership
- Chairman's statement and summary financials included in Appendix C

2. Breakdown of Sales and PBIT

Group Sales by Geography


EU
52%
US
43%
RoW
5%

Group PBIT by Sector


Door and
window
Components
47%
Non
Building
Products
16%

Group PBIT by Geography/ Sector


Building
RMI 48%
EU
20%
US
28%
EU
17%
Building
New Housing
36 %
US
19%
Non
Building
16%

- Group Profits: RMI 48%; New Build 36%
- **US New Build Exposure = 19% of Group Profits**

Note: 2007 pro-forma sales and PBIT (includes 12 months of LSS contribution)

2. Geographic Overview of Lupus Operations

North America



Great Britain and Continental Europe



China



Australia



1. Reno, NV
BSI
2. Ontario, CA
Bandlock
3. Cannon Falls, MN
Plastic Profiles
4. Sioux Falls (2 Sites), SD
BSI/ Door Hardware
5. Canton, SD
Fastek
6. Amesbury, MA
Foamtite
7. Statesville (2 Sites), NC
Textile/ BSI
8. Chicago, IL
Advanced Metals Tech
9. Rochester, NY
Schlegel USA
11. Bromyard, Herefordshire
Securidor
12. Newent, Gloucestershire
Homesafe Lindman
13. Willenhall, W. Midlands
ERA
14. Tipton, W. Midlands
LSH
15. Wolverhampton, W. Midlands
EWS
16. Newton Aycliffe, Co. Durham
Linear
17. Harrogate, North Yorks
Ventrolla
18. Henlow, Bedfordshire
Schlegel UK (Foam)
19. Gt. Yarmouth, Norfolk
Gall Thomson
20. Trowbridge, Wiltshire
KLAW Products
21. Martock, Somerset
Balance UK
22. Hamburg, Germany
Schlegel Ger (Foam)
23. Gistel, Belgium
Schlegel Belgium (Pile)
24. Barcelona, Spain
Schlegel Spain (Pile)
25. Chorzow, Poland
LSS Distribution
26. Ningbo, China
LSS Ningbo (UK & US)
27. Sydney, Australia
Schlegel Aus (Foam & Pile)

2. Organisational Structure


Lupus Capital plc
GT Environmental
Klaw Products
Non US Building Products
Composite Doors
Foamtite
Textile
Schlegel USA
Plastic Profiles (PPI)
Bandlock
BSI Balance Systems
Fastek Products
Advanced Metals
Door Hardware
LSS Ningbo (US)
Sealing Products
Schlegel UK
Schlegel Ger
Schlegel Bel
Schlegel Spain
Schlegel Italy
Schlegel Aus
Linear
Ventrolla
Door and Window Security Systems
LSH
ERA
EWS
Balance UK
China
LSS Ningbo (UK)

3. Management and General

LSS Integration

- Management Changes
  - UK Laird Senior Management
  - Schlegel MD and FD taken over LSS businesses outside the US
  - Schlegel (US) integrated into US Seals Business
- HO additions/ infrastructure
  - Financial Controller
  - Financial officer
  - Tax/ Cash
  - Treasury (UK and US)
  - IT/ Hyperion data manager
  - Pension/ Insurance/ Risk Manager
  - Consolidations Manager
- Accounting
  - Central Accounting System developed
  - Standardised to month end periods
  - IT hyperion - (UniPoly ended)
  - World wide audit control
- LLP sold on 27 July to Best Value Conservatories
- Co-operation/ sharing between the US and the UK management
  - Schlegel Europe now using US seals formula
  - MPL now made in USA
- US businesses taking pre emptive actions given market conditions (19% Group in US new build)
  - 4 day week / elimination of 3rd shift / 7% layoffs
  - US business outperforming the US building products market

3. Business Initiatives

LSS Integration

Profit Improvement Initiatives

- People cost reductions
- Input Cost Efficiencies
- Production Efficiencies
- Price Increases
- Factories and Plant

Exceptional costs to achieve efficiencies will be in the 2nd Half

Working Capital Initiatives

- Reductions in Inventory
- Reductions in Debtor Days
- Extension of Creditor Days

Benefits will come through over the next six months

3. Growth and Sales Initiatives

LSS Integration

- Cross Selling
  - Balance (UK) and Schlegel Hardware via LSH
  - China and ERA via Schlegel European outlets
  - MPL locks to Thermatru via Schlegel (US)
  - Schlegel Window Seals via LSS (US)
  - Schlegel (US) customers starting to use LSS door hardware
- New Products / Markets
  - Eire for EWS
  - Floor supports / steel roof sections for EWS
  - ERA - high security MPLs and van locks
  - Ventrolla - Energy Conservation Initiative
  - Germany - Seals in furniture and kitchen markets
  - US textile - G2 replacing Ultrafab
  - BSI (US) producing Balance UK Products
- New Capacity
  - Linear (90m to 120m) - saving transportation, cost
  - Yarn plant in Spain

4. Lupus Opportunities

- Seals synergies and LSS integration
  - Complementary
  - Europe
  - Rationalisation
- Development/growth opportunities
  - Worldwide Housing Growth
    Environmental
    Security
    - US Regulation
    - US Window trends
    - US Customer consolidation
    - UK Social housing
    - UK housing shortage
    - LSS in Europe
- Minimal pension deficit
  - Unusual (£0.4m)
- USD$ exchange rate
  - Each 1 cent increase in the USD: GBP exchange rate decreases sterling PBIT by c. £110k per annum
  - Offset by currency hedging of LSS purchase price; **net PBT effect per cent c. £75k per annum**
- China experience/exposure
  - High volume/narrow range
  - Laird markets now more import stable
  - For Schlegel hardware
  - Sales to third parties
- Acquisitions
  - Building Products/ Oil Services
  - Private Equity setbacks

5. Global Window and Door Outlook

Global demand for windows and doors is projected to rise 5 percent per year to $150 billion in 2011, according to a new report from the Freedonia Group. Product sales will be spurred by generally healthy economic growth, rising per capita income and ongoing industrialization efforts in developing parts of the world.

While demand will continue to increase, the study from the Cleveland-based market research firm does see growth slowing. While overall demand is expected to grow 5 percent annually for 2006 to 2011, Freedonia estimates global demand was growing 6.5 percent per year from 2001 to 2006

World Window & Door Demand (billions of dollars					
				% annual growth	
	2001	2006	2011	2001-2006	2006-2011
Total	85.7	117.5	150.0	6.5	5.0
North America	27.8	36.8	44.2	5.7	3.7
Western Europe	27.1	32.4	37.9	3.6	3.2
Asia/Pacifica	22.6	36.1	51.7	9.8	7.4
Rest of World	8.2	12.3	16.3	8.5	5.7

Source: The Freedonia Group Inc.

China, India, Mexico and Russia will register some of the largest sales increases in the coming years, and market gains are also expected to be strong in lower volume markets such as Malaysia, Indonesia, Ukraine, Iran and Turkey. Although growth will be less robust than in developing nations, fenestration demand in developed areas such as North America and Western Europe will climb as well.

In most industrialized countries, repair and improvement-related window and door demand will outperform sales in new construction applications. In the U.S. and Japan, new housing starts are off from record levels, preventing overall window and door demand in these nations from expanding at a faster rate through 2011.

World demand for vinyl, fiberglass and other plastic door products will outpace increases for other product types. Plastic door demand will be driven by technological advances that are enabling manufacturers to improve the appearance and performance of their products, resulting in competitive inroads being made in a number of markets now served by wood and metal doors. Sales of plastic windows will also grow at an above-average rate through 2011; however, wood and metal products will continue to account for a larger share of window and door demand in many areas, and sales of these items will rise along with construction spending.

The residential building market dominates world window and door demand, accounting for 63 percent of all sales in 2006. Consumer product demand will be fueled by higher income levels and growth in the number of households, even in regions such as Eastern Europe, where total population is declining.

Residential aftermarket sales of fenestration products will outperform new construction-related demand. Nonresidential building window and door demand will expand at a faster pace than residential building product sales. In contrast to trends in the residential building market segment, new window and door demand will outperform aftermarket product sales in the nonresidential building market, stimulated by increases in global new construction expenditures.

Extract from W&D Weekly September 19 2007

6. Lupus Capital Shareholder Register

INSTITUTION	NO OF SHARES	% of 1372.1
F&C/Friends Provident	157,609,165	11.49%
Greg Hutchings/ LESOT	108,559,008	7.91%
Morley/Aviva/Norwich Union	106,237,362	7.74%
Cazenove	102,799,302	7.49%
Schroders	79,940,842	5.83%
Polar Capital	56,526,049	4.12%
SISU Capital	52,063,678	3.79%
Invesco	51,180,696	3.73%
Framlington/Axa/SunLife	36,642,952	3.03%
J M Finn & Co	39,000,000	2.84%
Artemis	34,149,895	2.49%
Black Rock	35,122,227	2.56%
EPIC	32,420,000	2.36%
Baillie Gifford	29,015,984	2.11%
Deutsche Bank	28,665,466	2.09%
UBS Global-Small Cos	25,412,736	1.85%
Unicorn	24,485,691	1.78%
Walker Cripps	23,512,094	1.71%
J P Morgan Fleming	21,997,105	1.60%
Martin Currie	20,562,737	1.50%
Standard Life	18,000,000	1.31%
Universities SS	13,067,857	0.95%
Cheviot Asset Management	10,300,000	0.75%
Hargreave Hale/Marlboro'	9,600,000	0.70%
Brewin Dolphin	9,446,046	0.69%
UBS-Private Clients	7,299,999	0.53%
Denis Mulhall	6,650,000	0.48%

Appendices

Appendix A - Introduction to Lupus Capital plc

- Specialist investment vehicle
  - Public Company / Private Equity
  - Focused on industrials
  - Management expertise / systems
- Quoted on the AIM market of the London Stock Exchange
- 2004 Market cap. c. £20 million; Market cap now c. £200 million
- Greg Hutchings invested over £2.1m in '04; £3.3m in '06; and £2.4m in '07 (£7.8m)
- Key businesses - Gall Thomson Environmental, Schlegel Building Products and LSS
- Growth in Pre-tax profits
  - 2003 £2.848m*
  - 2004 £2.974m*
  - 2005 £3.176m*
  - 2006 £10.013m*
- Very experienced team:
  - Greg Hutchings (Tomkins, Hanson)
  - Denis Mulhall (Tomkins, Berisford)
  - James Brotherton (HSBC, Citigroup)

Share price performance



NOTE
Pre-tax profit is stated pre-goodwill amortisation and exceptional items
* Pre-tax profits extracted from audited published historic results

Appendix A - Lupus Strategy

- Acquire businesses with potential for development
  - Asset backed
  - Cash flow
  - No loss makers
- Disciplined focus on target sectors
  - Industrial Manufacturing/ distribution
  - Avoid Financial Services; Property; Contracting ; Media; and Retailing
- Apply proven management skills and systems
  - Operating experience
  - Financial discipline
  - Strategic planning
  - Capital investment for growth
  - Industry consolidators
- Realise gains through exits (sale, IPO or de-merger)
- Return cash/value to shareholders
- Speed and flexibility "v" Private Equity
- Full spectrum of funding instruments

Building products

Engineered components

Stable markets
High quantities of inexpensive items
Low-risk technology
Organic growth opportunities
Potential for industry leadership

General manufacturing

Consumer goods

= Creation of Shareholder Value

Appendix A - Gall Thomson Environmental

- Continue to grow this cash generative business and acquire in the oil and gas equipment sector

- **Marine Breakaway Couplings** (Great Yarmouth)
  - Large global market share
  - High barriers to entry
  - Made to order for oil majors
  - Excellent customer base - no bad debt issues
  - Established management team
  - Growth markets/ Deep sea oil production increasing



MBC Coupling

- **Industrial Breakaway Couplings** (Trowbridge)
  - Replicate MBC skills / expertise
  - Create new markets
  - Growing fast



IBC Coupling

Appendix A - Schlegel Building Products

Product Range

- Compression Seals (Foam and Extruded c. 47% of sales)
  - Sealing device used in hinged door and window applications
  - Manufactured by a proprietary continuous moulding process or through extrusion of polypropylene



Compression Door Seal

- Sliding Seals (c. 26% of sales)
  - Woven polypropylene yarn used in sliding door and window applications



Pile Sliding Window Seal

- Copier Products (c. 9% of sales)
  - Used to clean photocopier image transfer drums
  - Teflon yarn weaved into a brush and wound around a core



Copier Brushes

- Automotive Products and Speciality Textiles (c. 9% of sales)
  - Niche products usually produced in collaboration with the OEM
  - EG: plastic road spray skirting; sunroof seals; speciality aircraft seals



Automotive Skirting

- Hardware Products (c. 9% of sales)
  - Window and door locking mechanisms together with associated fittings
  - Typically sourced to a Schlegel design in the Far East



Hardware (Window Lock)

Appendix A - Schlegel / LSS Seals

Market Overview

Locations

- Factories:
  - Compression Seals: Rochester (US), Henlow (UK), Ostend (Bel), Hamburg (Ger), Amesbury (US) & Sydney (Aus)
  - Sliding Seals: Graham (US), Barcelona (Spain), Linear (UK), Sydney (Aus) and Statesville (US)
- Sales outlets/ distribution warehouses in Singapore, Brazil, Canada, Poland, Russia, NZ & Italy

Market Overview

- Principal drivers of demand are underlying trends in the housing market
  - Growing housing industry worldwide - long term/ population/ singles
  - Environmental regulations: Energy conservation
  - Half sales to new build; half sales to refurbishment
  - Not dependent on any single customer (>5,000), product or region
- Significant Barriers to entry
  - Low labour content
  - Transportation Costs
  - Manufacturing/ technical capability and chemical formulation of product
  - Patents
- Competitive Strengths
  - Internal Benchmarking
  - Strong brand equity - Schlegel brand synonymous with performance seals
  - Product and technology leadership
  - Customer satisfaction and loyalty
  - Local Competitors: Ultrafab (US); Trelleborg (Europe); Tecseal (Europe)
  - Local Customers: Anglian (UK); Duraflex (UK); Masonite (US); Anderson (US); Pella (US)

Appendix A - LSS

Product Range

United States

AMESBURY GROUP

Window and door hardware



Foam-Tite
Weather Seal
Textile
Pile Weather Seal
Detail of
Block & Tackle
Balance
Fastek Products
Sash Lock
Fastek Products
Tilt Latches
BSI-Balance Systems
Constant Force &
Block & Tackle Balances
Fastek Products
Pivot Bars
BSI-Balance Systems
T-Lock for Block & Tackle
BSI-Balance Systems
Locking Shoe for Block & Tackle



Seals & extruded products





United Kingdom

Security doors

SECURIDOR LIMITED
Custom entrance door systems



Multi Point Locks



Hardware and components

LAIRD SECURITY HARDWARE

ERA PRODUCTS



For more information see LSS website: www.lssd.com

Appendix A - LSS

Market Overview

- Locations
  - US
  - UK
  - China
- Worldwide growth in Housing Market
  - Long term/ population/ singles
  - Quality due to climate change
  - Security
  - 60% RMI
- Barriers to entry
  - Chinese factory for high volume
  - Local and low cost supply to door and window manufacturers
  - Brand names
- Competitive Strengths
  - 60% US share in Balances
  - Full product spectrum
  - Growth product sectors in US - Sash/ Vinyl
- Customers: Anderson, Pella, Jeldwen, Marvin, Duraflex, Plastmo, Anglian, Social Housing
- Competitors: FKI, Newell, Caldwell, Heywood Williams, Masco, Assa Abloy, Chubb

Sales



Door Hardware
22%
Seals and Extrusions
20%
Window Hardware
47%
11%
Doors

Appendix B - Greg Hutchings and Tomkins

The 15 year record (from 1983) :

- Share price : 6.8p to 378p
- Market Cap. : £6m to £5,000m
- EPS compound growth : 28%
- Dividend compound growth : 25%
- Profits : £1.6m to £500.4m
- Employees : 400 to 70,000

Value creation



Total market value
(351.8p at 2 May 98)
Net equity contribution
(i.e. less share buy-backs
and dividends paid)
£m
£3.2bn

Total investor return



Tomkins
FTSE All-Share Index
Source: Datastream
including reinvestment of dividend) 1983 = 100
£100
£9,637
£1,434
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98
10000 8000 6000 4000 2000 0

Appendix B. Greg Hutchings and Tomkins
Created a major Building Products Group

United Kingdom

Pegler
Non-ferrous taps (faucets) radiator valves and plumbing fittings

Sunvic Controls
Domestic central heating and appliance controls

Hattersley Newman Hender
Cast iron and bronze valves

Shipham & Company
Specialised bronze and cryogenic valves

Overseas

Cobra Investments
Plumbing and sanitary fittings
South Africa

Air System Components
Heating, ventilating and air conditioning components
(US)

Aquatic Industries Inc
Whirlpools
(US)

Hart & Cooley
Heating ventilating and air conditioning products
(US)

Lasco Bathware
Fibreglass and acrylic baths and whirlpools
(US)

Lasco Composites
Fibreglass panels
(US)

Lasco Fittings
PVC pipe fittings
(US)

Lau
Centrifugal fans and propellors for air conditioning
(US)

Penn Ventilation
Heating, ventilating and air conditioning components
(US)

Philips Products
Aluminium, wood and vinyl windows, vinyl clad steel doors and ventilating devices
(US)

Ruskin
Air, fire and smoke dampers, louvres and fibreglass products
(US)

Financials

£ million	Year ended 31 December 1998	1999	2000
Sales	1,187.7	1,102.7	1,221.2
Operating Profit	136.4	141.4	163.8
Operating Assets	228.8	241.2	337.3
Operating Margin	*11.5%*	*12.8%*	*13.4%*

Source: Annual Reports

Sales by customer



Commercial 29%
Residential 44%
Industrial 27%

Source: 2000 Annual Report

Sales by product



Air Handling 37%
Housing 49%
Material Handling 14%

Source: 2000 Annual Report

Appendix C. Chairman's Statement (6m ended 30 Jun 07)

Dear Shareholder,

The six months up to 30 June 2007, upon which we are now reporting, has been an exciting and successful period for your company. Not only have our businesses traded well but we have also substantially increased the size of the group with our £242.5m acquisition of the Laird Security Systems division from The Laird Group plc. This was announced on 19 March and completed on 27 April 2007. We have thus continued to achieve our strategy and objectives and of course our aim of rewarding shareholders.

Pre-tax profits before amortisation for the first half of the year, which includes a two and six months contribution from Laird Security Systems (LSS) and Schlegel respectively, were £10.064 million which compares to £3.880 million for the same period last year. Sales were £79.028 million up from £23.684 million. Adjusted **earnings per share** of 0.724p were **up 27.1%** a significant increase from 0.570p in the six months to June 2006.

The directors have declared a second interim dividend of 0.056p per share. Together with the first interim of 0.150p paid in April 2007 this brings the total **interim dividends** up to 0.206p per share (2006: 0.163p per share) which is an advance of over **26%**. The second interim will be paid on 8 November 2007 to shareholders on the register at the close of business on 5 October 2007.

In the event that you prefer to receive shares instead of a cash dividend, a notice from our Registrars, Capita, will be available which will allow you to do this. Please either complete the form or, for further details, call Capita direct on 0870 162 3181 or email shares@capitaregistrars.com.

Below is given a short overview of the performance of each of Lupus Capital's businesses.

Gall Thomson, our manufacturer of breakaway couplings, enjoyed buoyant markets in the first six months of 2007 and delivered record performance both in sales, profits and cash generation.

Schlegel, a leader in the global manufacture and marketing of door and window seals, produced good results leading on from the operational initiatives that were taken following its acquisition in April 2006.

Schlegel U.S. has now been combined with the US door and window seals division of Laird Group under a single management team in order to increase their prospects and profitability. Many synergies are following which include, a fully comprehensive product range for their customers, greater purchasing power for raw material sourcing, operational cost savings, the closure of one manufacturing facility and improved product development.

Schlegel (non U.S.) continues to thrive with good growth coming from the European markets of Germany, Spain, U.K. and Eastern areas. The management of Linear, the Laird U.K. seals company, has now been taken on by our Schlegel team. This is producing many cost saving opportunities resulting from optimising production allocation between countries and also improving customer service.

Laird Security Systems is a manufacturer of products such as locks, balances, handles and hinges for the U.S. and U.K. door and window industry. Sales are approximately 60% to the refurbishment/remodelling (RMI) market and the remainder to new build. RMI has been steady throughout the world in contrast to the U.S. new build market, which is subject to lower housing starts and completions. Cost reductions, improved marketing and careful control of working capital have been necessary in order to retain an acceptable level of profitability in the US. In the U.K, where the market is stronger, there are also many opportunities for similar actions.

The US new housing market to which our US Laird companies and our US seals businesses are exposed account for only 40% to 50% of our total US sales. It is clearly an area which is of concern to us; however, with the synergies between our combined US seals activities and the reductions to our cost bases, we still anticipate a satisfactory result from this limited proportion of our overall business spectrum.

On 27 July we sold, as planned, the Laird Lifestyle Products (LLP) assets which was a minor business within the Laird acquisition. LLP was a loss making manufacturer of primarily PVCu conservatories and their component parts to the retail mass market. For the short period within Lupus it continued to lose money and we were very pleased to exit this industry albeit only for a notional sale price.

Input prices for raw materials are still high, although more stable than a year ago. The dollar/pound exchange rate at around 2 is not favourable when converting US profits. At the corporate level, however, the currency exposure has been mitigated by designating a substantial portion of the debt taken on for the LSS acquisition in U.S dollars. We continue to examine ways to optimise our worldwide tax position and expect some success in achieving this.

Overall, we feel optimistic about the progress and prospects for the group both in the second half and the year as a whole and we look forward to another period of strong performance and the further development of Lupus Capital plc.

Appendix D - Contact Details

Lupus Capital plc
85 Buckingham Gate
London SW1E 6PD

www.lupuscapital.co.uk

Tel: 020 7976 8000
Fax: 020 7976 8014

The Head Office Team

Greg Hutchings	Executive Chairman
Denis Mulhall	Executive Director
James Brotherton	Corporate Development

Analyst Coverage

JM Finn	Charles Pick	charles.pick@jmfinn.com
Arden Partners	David Larkham	david.larkam@arden-partners.com
Clear Capital	Alex Magni	alex.magni@clearcapital.co.uk
HSBC	Gary Murphy	gary.murphy@hsbcib.com

Press Release

LUPUS CAPITAL

17 May 2006

AGM Statement

The Annual General Meeting of Lupus Capital plc was held today and all resolutions set out in the notice were duly passed. The final dividend was set at 0.278p.

Greg Hutchings, Chairman and Chief Executive, reported that the integration of Schlegel Limited, a leader in the manufacturing and marketing of door and window seals, which was acquired by the company on April 4 last, was going well and that the other wholly owned subsidiary within the group, Gall Thomson, was continuing to progress. 'We are very optimistic for the future of Lupus' Mr. Hutchings said.

LUPUS CAPITAL

18 May 2007

Annual General Meeting

The Annual General Meeting of Lupus Capital plc was held on May 16 2007.

All resolutions set out in the notice were duly passed. Greg Hutchings, the Executive Chairman, made the following statement:

'Lupus had another very successful year in 2006 with earnings per share up 37 per cent and dividends increased by over 21 per cent. It also included the acquisition of Schlegel.

'2007 has started off well with record order books at Gall Thomson and good progress at Schlegel. In addition, 19 days ago we completed the £242.5m acquisition of Laird Security Services Division on 27 April 2007, financed by £136m of equity and £120m in bank debt. These businesses are an exciting addition to Lupus and we expect to be able to grow and develop them'.

Appointment of Director

LUPUS CAPITAL

17 November 2006

The Board of Lupus Capital plc is pleased to announce the appointment of Mr Michael Jackson as a Non-Executive Director as from 17 November 2006.

Mr Jackson, who has a degree in Law from Cambridge University and is an FCA, was Chairman of Sage Group plc until 2006, having been a director since 1983. His other significant directorships and involvements are with Elderstreet Investments, Planit Holdings, Computer Software Group, Netstore and MediaSurface.

Mr Jackson is also the Non-Executive Chairman of Party Gaming plc.

CONTACT:

Greg Hutchings:	020 7976 8000
Alan Frame:	020 7405 7777 07850 944187

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action to take you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or transferred all of your Existing Ordinary Shares prior to the Record Date, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, the distribution of this document and/or any accompanying documents into a jurisdiction other than the United Kingdom may be restricted by law or regulation and therefore such documents should not be distributed, forwarded to or transmitted in or into the United States, Australia, Canada or Japan, nor in or into any other jurisdiction where the extension or availability of the Placing or the Open Offer would breach any applicable law or regulation.

If you have sold or transferred part of your holding of Existing Ordinary Shares prior to the Record Date, you are advised to consult your stockbroker, bank or other agent through whom the sale or transfer was effected and refer to the instructions regarding split applications set out in the accompanying Application Form, where relevant.

This document is a prospectus in accordance with the Prospectus Rules and pursuant to section 85(5)(b) of the Financial Services and Markets Act 2000 (as amended) has been drawn up in accordance with the Prospectus Rules and the AIM Rules. This document has been approved by the FSA and a copy of it has been delivered for filing to the FSA as required by the Prospectus Rules.

Application will be made to the London Stock Exchange for the Enlarged Share Capital to be admitted to trading on AIM. It is expected that Admission will become effective and dealings for normal settlement in the Enlarged Share Capital will commence on 4 April 2006. The Enlarged Share Capital will not be dealt in, or on, any other recognised investment exchange and no other such application will been made.

AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser.

Lupus and the Directors of Lupus, whose names and functions appear on page 15, accept responsibility for the information contained in this document. To the best of the knowledge of Lupus and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts, and contains no omission likely to affect its import.

The whole of this document should be read. In particular, your attention is drawn to the section headed Risk Factors in Part 2 of this document.

Lupus Capital plc

(incorporated and registered in England and Wales with registered number 02806007)

Proposed acquisition of Schlegel

Proposed Firm Placing of 299,339,334 New Ordinary Shares and Open Offer of up to 79,232,095 New Ordinary Shares at 14 pence per New Ordinary Share

Admission of the Enlarged Share Capital to trading on AIM

Notice of Extraordinary General Meeting

Nominated Adviser and Broker

HSBC Bank plc

The New Ordinary Shares will rank in full for all dividends and other distributions declared on the ordinary share capital of Lupus after their date of issue and will rank *pari passu* in all respects with all other Ordinary Shares in issue on Admission.

A notice convening an Extraordinary General Meeting of Lupus to be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, at 11.00 a.m. on 29 March 2006 is set out at the end of this document. The enclosed Form of Proxy for use at the Extraordinary General Meeting should be completed and returned to Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible and to be valid must arrive not later than 48 hours before the time fixed for the Extraordinary General Meeting. Completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person at the Extraordinary General Meeting should they so wish.

The latest time and date for acceptance and payment in full under the Open Offer is 11.00 a.m. on 27 March 2006. The procedure for application and payment is set out in paragraph 3 of Part 6 of this document and, where relevant, in the accompanying Application Form.

HSBC, which is authorised and regulated in the United Kingdom by the FSA, is acting as Lupus' nominated adviser in connection with the matters set out in this document. HSBC's responsibilities in its role as Lupus' nominated adviser under the AIM Rules are owed solely to the London Stock Exchange and are not owed to Lupus or to any Director or to any other person in respect of his or its decision to acquire shares in Lupus in reliance on any part of this document. No representation or warranty, express or implied, is made by HSBC as to any of the contents of this document in connection with the proposed Placing and the Open Offer. HSBC is acting exclusively for Lupus and for no one else in relation to the Acquisition, the Placing and the Open Offer and will not be responsible to anyone other than Lupus for providing the protections afforded to clients of HSBC nor for giving advice in relation to the Acquisition, the Placing, the Open Offer or any other matter referred to in this document.

The Ordinary Shares have not been, and will not be, registered under the Securities Act or under the securities laws of any State of the United States. The relevant clearances have not been, and will not be, obtained from the Securities Commission of any province or territory of Canada. No document in relation to the Transaction has been, or will be, lodged with, or registered by, the Australian Securities and Investment Commission, and no registration has been, or will be, filed with the Japanese Ministry of Finance in relation to the Transaction, the Existing Ordinary Shares or the New Ordinary Shares. Accordingly, subject to certain exceptions, the New Ordinary Shares may not be offered, sold or transferred in the United States, Canada, Australia or Japan.

This document does not constitute an offer to sell or a solicitation of any offer to buy the New Ordinary Shares in the United States unless an exemption from the registration requirements of the Securities Act and applicable State securities laws is available. This document does not constitute an offer to sell or a solicitation of any offer to buy the New Ordinary Shares in Canada, Australia or Japan or any jurisdiction in which it would not be permissible to make an offer of the New Ordinary Shares.

It is the responsibility of any person receiving a copy of this document outside the United Kingdom to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant territory in connection therewith, including obtaining any governmental or other consents which may be required or observing any other formalities required to be observed in such territory and paying any other issue, transfer or other taxes due in such other territory.

Persons (including, without limitation, nominees and trustees) receiving this document should not, in connection with the Transaction, distribute or send it into any jurisdiction when to do so would, or might contravene local securities laws or regulations. Any person who does forward this document into any such jurisdictions should draw the recipient's attention to the contents of paragraph 7 of Part 6 of this document.

This document includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding Lupus' financial position, business strategy, plans and objectives of management for future operations and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Lupus' control that could cause the actual results, performance or achievements of Lupus to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Lupus' present and future business strategies and the environment in which Lupus will operate in the future. Among the important factors that could cause Lupus' actual results, performance or achievements to differ materially from those in forward-looking statements are those factors in the section entitled "Risk Factors" and elsewhere in this document. These forward-looking statements speak only as at the date of this document. Lupus expressly disclaims any obligation or undertaking to disseminate any updates or revisions in relation to any forward-looking statements contained herein to reflect any change in Lupus' expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, save as required by FSMA, the Prospectus Rules, the Disclosure Rules and the Listing Rules. As a result of these factors, the events described in the forward-looking statements in this document may not occur.

CONTENTS

PART 1

SUMMARY

Any investment decision relating to the Placing and the Open Offer should be based on consideration of this document as a whole. This summary should be read as an introduction to this Prospectus only. Where a claim relating to the information contained in this document is brought before a court where English is not the language in which proceedings are conducted, a plaintiff investor might, under the national legislation of the EEA States, have to bear the costs of translating this document before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary, including any translation to this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this document.

1. INTRODUCTION

It was announced on 3 March 2006 that Lupus, through the Purchasing Subsidiaries, would acquire the shares, assets and liabilities comprising the business of Schlegel from UniPoly Holdings Limited and Schlegel Limited (a wholly owned subsidiary of UniPoly Holdings Limited) for approximately £84 million in cash. The cash consideration payable in relation to the Acquisition will be funded through the Placing, the Open Offer and the New Debt Facility.

For the year ended 31 December 2005, Schlegel had sales of £69.3 million and generated profit before interest and tax of £10.0 million, after management services fees of £0.7 million.

The Acquisition is categorised as a reverse takeover for Lupus under the Listing Rules and as such requires the consent of Existing Shareholders to be sought at the EGM to be held on 29 March 2006 at 11.00 a.m.

2. BACKGROUND TO AND REASONS FOR THE TRANSACTION

Schlegel is a profitable and cash generative business with an international manufacturing capability that makes good margins and operates in a sector that the Lupus management team know well. The Schlegel brand is recognised throughout the industry and the business has substantial market shares in its key markets.

Schlegel represents a very strong fit with Lupus' strategy of acquiring asset based, positive cash flow, companies operating in industrial manufacturing, processes or services. Lupus will look to use Schlegel as a platform for growth and will work with Schlegel's management to drive operational improvements through the business, to pursue organic growth opportunities and to make add-on acquisitions where they will add value. Lupus expects that Schlegel will form the foundations of a more substantial building products group.

3. SUMMARY OF THE TERMS OF THE ACQUISITION

On 3 March 2006, Lupus, Schlegel Acquisition Holdings Limited, Schlegel Acquisition Holdings USA, Inc., Schlegel UK (2006) Limited and Schlegel Australia (2006) Pty Limited (wholly owned subsidiaries of Lupus) entered into the Acquisition Agreement with UniPoly and Schlegel UK for the purchase of Schlegel from the Vendors.

The consideration payable under the terms of the Acquisition is £84 million on a debt free/cash free basis. All existing third party debt is being repaid on acquisition and cash balances held in Schlegel as at 28 February 2006 will be paid over to UniPoly at Completion. The amount of £84 million will be (i) increased by any net cash in the bank accounts of Schlegel as at 28 February 2006; (ii) increased by interest for the period between signing and completion at 5 per cent. per annum; and (iii) decreased to the extent that the net trading working capital of Schlegel as at 28 February 2006 is less than £14.8 million. The total consideration is not expected to exceed £86 million.

The Acquisition Agreement is conditional upon (*inter alia*) the satisfaction of the following conditions:

3.1 the waiting period under any applicable antitrust regulations having terminated or expired;

3.2 certain of the conditions relating to obtaining the financing to complete the Acquisition being satisfied (these include some of the conditions relating to the Placing, Open Offer and New Debt Facility); and

3.3 the release by the Vendors of their letters of credit specified in the Acquisition Agreement.

The Acquisition is expected to close on or about 4 April 2006, subject to all the relevant conditions being satisfied.

4. PROPOSED ADMISSION TO AIM

Because the Acquisition is a reverse takeover, Lupus is applying for the cancellation of the listing of the Existing Ordinary Shares from the Official List on completion of the Acquisition and will simultaneously apply for the Enlarged Share Capital to be listed on AIM.

As it has only been possible to prepare one year of financial information for Schlegel and due to the fact that Schlegel prepares its financial statements under UK GAAP rather than IFRS, the Directors do not believe that it would be possible to complete the Acquisition and list the Enlarged Group on the Official List.

It is expected that Admission will become effective and dealings on AIM will commence on 4 April 2006.

5. FINANCIAL EFFECTS OF THE TRANSACTION

The Acquisition will have a transforming impact on the financial position of Lupus. The Directors believe that, taking into account the impact of the Placing and Open Offer, the Acquisition will be earnings enhancing for the Enlarged Group in 2006. This statement should not be interpreted to mean that future earnings of the Enlarged Group will necessarily match or exceed the Group's historical published earnings.

Instead of receiving cash as consideration for the issue of New Ordinary Shares, at the conclusion of the Placing and Open Offer Lupus will issue the New Ordinary Shares in consideration for the transfer to it by HSBC of certain issued ordinary and the entire issued redeemable preference share capital of Newco, which will result in Lupus owning the entire issued share capital of Newco whose only assets will be its cash reserves. Lupus will be able to utilise this amount by redeeming the redeemable preference shares it holds in Newco and, during any interim period prior to redemption, by procuring that Newco lends the amount to Lupus. The structure of the Placing and Open Offer is expected to have the effect of creating distributable reserves equal to the net proceeds of the Placing and Open Offer less the par value of the New Ordinary Shares issued by Lupus. It should be possible for Lupus to declare dividends from these reserves in the future, provided that Lupus has sufficient cash resources to fund such dividends, the distributable reserves have not otherwise been reduced, and the Directors consider it appropriate to declare such dividends.

6. FINANCING THE ACQUISITION

Lupus announced today that it has conditionally raised £53 million gross (£49 million net of all expenses in relation to the Transaction) by way of the Placing subject to clawback in respect of Conditional Placing Shares acquired by Existing Shareholders pursuant to the Open Offer. Lupus will use the New Debt Facility and the net funds of the Placing and Open Offer to finance the Acquisition. The Placing and Open Offer have been underwritten by HSBC.

7. SUMMARY OF THE TERMS OF THE PLACING AND OPEN OFFER

Lupus is proposing to raise up to approximately £53 million in total pursuant to the Placing and Open Offer. The Issue Price of 14 pence per New Ordinary Share represents no discount to the closing middle market price for an Existing Ordinary Share of 14 pence at Suspension.

The Placing Shares have been conditionally placed at the Issue Price with institutional and certain other investors pursuant to the Placing. The Conditional Placing Shares have been placed subject to clawback in respect of Open Offer Shares acquired by Existing Shareholders.

Qualifying Holders are being given the opportunity under the Open Offer to acquire up to 79,232,095 Open Offer Shares in total at the Issue Price *pro rata* to their holdings of Existing Ordinary Shares on the basis of 1 Open Offer Share for every 3 Existing Ordinary Shares held as at the Record Date and so in proportion for any other number of Existing Ordinary Shares then held. Qualifying Holders may also acquire additional Open Offer Shares under the Excess Application Facility.

8. SUMMARY FINANCIAL INFORMATION

Investors should read the whole of this document and not rely solely on the summary financial information below.

8.1 Summary historical financial information on Lupus

Presented below is summary historical financial information for Lupus as at and for the three years ended 31 December 2005 prepared in accordance with UK GAAP. The historical financial information

is extracted without material adjustment from the financial information set out in Section C, Part 8 of this document.

	Year ended 31 December 2005 £'000	2004 £'000	2003 £'000
Turnover	7,479	6,607	6,551
Profit/(loss) on ordinary activities before taxation	2,435	(5,790)	1,908
Profit/(loss) on ordinary activities for the year	1,410	(6,328)	1,120
Fixed assets	10,383	11,077	11,836
Current assets	5,950	4,223	3,219
Creditors: amounts falling due within one year	(1,915)	(1,372)	(1,809)
Total assets less current liabilities	14,418	13,928	13,246
Creditors: amounts falling due after more than one year	(21)	–	(85)
Total net assets	14,397	13,928	13,161

8.2 **Summary historical financial information on Schlegel**

As Schlegel has only traded as a separate entity since 1 January 2005, it is only possible to produce historical financial information for Schlegel for the year ended 31 December 2005 and the accountants' report on Schlegel has been modified accordingly. The Directors believe that this modification is significant, as Shareholders will be basing their decision to approve the Acquisition and/or invest in Ordinary Shares on a shorter period of audited financial information than would normally be available.

However, notwithstanding the limited financial information available for Schlegel, the Directors are recommending the Acquisition.

Presented below is summary historical financial information for Schlegel as at 31 December 2004 and 31 December 2005 and for the year ended 31 December 2005 prepared in accordance with UK GAAP. The historical financial information is extracted without material adjustment from the financial information set out in Section E, Part 7 of this document.

	Year ended 31 December 2005 £'000
Turnover	69,293
Operating profit	10,003
Profit on ordinary activities before taxation	3,801
Profit for the financial year	2,588

	Year ended 31 December 2005 £'000	2004 £'000
Fixed assets	14,826	13,185
Current assets	25,117	22,462
Creditors: amounts falling due within one year	(11,712)	(11,085)
Total assets less current liabilities	28,231	24,562
Creditors: amounts falling due after more than one year	(40,275)	(36,302)
Provision for liabilities and charges	(599)	(625)
Pension and post retirement benefits liabilities	(5,799)	(4,882)
Total net liabilities	(18,442)	(17,247)

8.3 **Summary unaudited actual and pro forma financial information**

Presented below is summary audited actual financial information for Lupus, and unaudited *pro forma* financial information for the Enlarged Group, in each case as at 31 December 2005. The *pro forma* information is presented under UK GAAP and illustrates the effect of the Placing and Open Offer and the proposed Acquisition as if such transactions had occurred on 31 December 2005.

The summary *pro forma* financial information has been extracted without material adjustment from Part 9 of this document. Investors should read the whole of this document and not rely solely on the summary information below.

	As at 31 December 2005	
	Lupus Actual £'000	Enlarged Group Pro forma £'000
Fixed assets	10,383	89,155
Current assets	5,950	31,811
Creditors: amounts falling due within one year	(1,915)	(18,582)
Total assets less current liabilities	14,418	102,384
Creditors: amounts falling due after more than one year	(21)	(30,354)
Provisions for liabilities and charges	–	(599)
Pensions liability	–	(5,799)
Total net assets	14,397	65,632

9. DIVIDENDS

Lupus has announced its intention to pay a special interim dividend of 0.114 pence per Ordinary Share in respect of the quarter ending 31 March 2006 to Shareholders on the register on 31 March 2006. This special interim dividend will be paid to Shareholders on 21 April 2006.

Lupus also announced its intention to pay a final dividend for the year ended 31 December 2005 of 0.278p per Ordinary Share to Shareholders on the register on 31 March 2006. This final dividend will be paid to Shareholders following the AGM of Lupus, which is expected to be held in May 2006.

Lupus expects, in the absence of unforeseen circumstances, to declare dividends (including the special interim dividend) for the financial year ending 31 December 2006 totalling 0.455 pence. This is equivalent to a dividend yield of 3.25 per cent. at the Issue Price. It is the intention of the Board to maintain a progressive dividend policy in the future.

10. RISK FACTORS

Investors should consider carefully the risks and uncertainties outlined in this document. These risks and uncertainties are not the only ones facing the Enlarged Group. If any or a combination of these risks actually occurs, the price of the Ordinary Shares could decline and investors may lose all or part of their investment.

10.1 **Risk Factors Specific to the Enlarged Group**

- The Enlarged Group may face significant competition, both actual and potential, including competition from global competitors which have large capital resources in the provision of similar goods and services to those which will be provided by the Enlarged Group.
- The ability of Schlegel to pass on raw material price rises to customers may impact the Enlarged Group's future profitability.
- Any decline in Schlegel's reputation or any event which causes a negative impact to Schlegel's brand may damage the Enlarged Group's business and its future profitability.
- If Schlegel is unable to innovate and develop new products or there is a downturn in any of the building sector markets to which Schlegel supplies its products, this may impact the ongoing competitiveness and profitability of the Enlarged Group.
- The loss of any major customer may impact the Enlarged Group's future profitability.

- Any difficulties in integrating Schlegel into Lupus' operations and realising the benefits expected from the integration could impact the Enlarged Group's future profitability.
- The loss of the services of the executive Directors, members of senior management and other key employees could damage the Enlarged Group's business.
- If the Enlarged Group cannot successfully identify, acquire, integrate and develop targets for expansion of its business, it could impact its ability to establish itself in new markets and geographies and/or to expand its product offerings.
- Acquisitions by the Enlarged Group may involve the use of significant amounts of cash, dilutive issues of equity securities and the incurrence of debt, each of which could materially and adversely affect its business, results of operations, financial condition and/ or the market price of Ordinary Shares.
- Vendors of companies or businesses that Lupus wishes to purchase in the future may not be prepared to accept shares traded on AIM or may not be prepared to accept Ordinary Shares at the quoted market price.
- The Enlarged Group's failure to meet any growth or development challenges could have a material adverse effect on its results of operations.
- The conversion from UK GAAP to IFRS may have an impact on the Enlarged Group's financial results, and may adversely affect the capital position or the reported profitability of the Enlarged Group.
- Shareholders will be basing any decision to approve the Acquisition and/or to invest in Ordinary Shares on the limited financial information available on Schlegel.
- The Schlegel Group operates defined benefit pension and post retirement medical schemes in the US. The defined benefit pension scheme is in deficit and the post retirement medical schemes are unfunded arrangements. Changes in the actuarial assumptions of these schemes and, with respect to the defined benefit pension scheme, the market value of the assets, would affect the results of the Enlarged Group.
- Any change in Lupus' tax status or in taxation legislation or accounting practice could affect Lupus' ability to provide returns to its Shareholders or alter the post-tax returns to its Shareholders.
- In the event of any environmental incident, the resulting liabilities could have an adverse impact on the Enlarged Group.
- The inability of Lupus' subsidiaries to pay dividends so that Lupus can meet its cash requirements could have a material adverse effect on its business and its ability to pay dividends.
- The market price of Ordinary Shares may fluctuate significantly. In addition, any future share offerings may adversely affect the market price of outstanding Ordinary Shares.

10.2 **General Risk Factors**

- The value of Ordinary Shares and income therefrom may fluctuate significantly.
- Any equity financing for Lupus may be dilutive to Shareholders, and debt financing, if available, may involve restrictions on financing and operating activities.
- An investment in securities traded on AIM is perceived to involve a higher risk than those listed on the Official List.
- The Enlarged Group is exposed to the risk arising from movements in foreign exchange.
- The Enlarged Group will be exposed to additional risks related to operating in foreign countries.
- If the Transaction does not proceed, Lupus will have incurred costs which will need to be paid in any event. In addition, Lupus may not be able to identify and acquire alternative suitable targets for expansion of its business.

11. INFORMATION ON SCHLEGEL

Schlegel is a leader in the manufacturing and marketing of door seals and sold over 500 million metres of window seals in the year ended 31 December 2005. Schlegel's core manufacturing competencies are continuously moulded urethane foam, narrow fabric textiles, and extruded plastics. Schlegel is a leading producer of urethane foam (compression seals) and woven pile (sliding seals) for the window and door market and sells its products in more than 75 countries from seven manufacturing plants located around the world.

Schlegel also manufactures related products such as cleaning brushes and static control devices for copiers and printers, specialty automotive products such as sunroof seals and truck spray suppressants, tractor seat trim and sway bar bushes. Schlegel has over 5,000 customers.

12. INFORMATION ON LUPUS

Lupus is a holding company listed on the Official List. Lupus has a declared strategy:

- to build shareholder value through the acquisition of industrial assets with the potential for development;
- to apply the executive team's management skills and systems to improve profitability; and
- to use a variety of funding mechanics and exit strategies to enhance shareholder value.

Lupus owns one operating subsidiary, Gall Thomson, a supplier of marine breakaway couplings.

13. ADDITIONAL INFORMATION

13.1 Share capital

Following the Placing and the Open Offer, the issued share capital of Lupus will be £3,081,339 divided into 616,267,715 Ordinary Shares.

Following Admission the rights attaching to the New Ordinary Shares will be identical to the rights attaching to the Existing Ordinary Shares.

13.2 Major Shareholders

As far as is known to Lupus by virtue of the notifications made to it pursuant to the Act, the only substantial Shareholders who, directly or indirectly, are interested in three per cent. or more of the issued ordinary share capital of Lupus as at 6 March 2006 (being the latest practicable day prior to the publication of this document) are the LESOT, Undervalued Assets Trust plc and Greg Hutchings.

The Directors are not aware (i) of any persons who, directly or indirectly, jointly or severally, exercise or could exercise control over Lupus, nor (ii) of any arrangements the operation of which may at a subsequent date result in a change of control of Lupus.

13.3 Working capital statement

Lupus is of the opinion that, having regard to the existing facilities available to the Group, the Group has sufficient working capital for its present requirements, that is for at least the next 12 months following the date of this document.

13.4 Significant changes

There have been no significant changes in the financial or trading position of the Lupus Group since 31 December 2005. There have been no significant changes in the financial or trading position of Schlegel since 31 December 2005.

13.5 Documents on display

Copies of various documents will be available for inspection free of charge at the registered office of Lupus and the offices of Slaughter and May during usual business hours on any weekday (Saturdays and public holidays excepted) up to and including the date of Admission.

PART 2

RISK FACTORS

A. RISK FACTORS SPECIFIC TO THE ENLARGED GROUP

1. The Enlarged Group's industry is highly competitive

The Enlarged Group may face significant competition, both actual and potential, including competition from global competitors which have large capital resources, in the provision of similar goods and services to those which will be provided by the Enlarged Group. Competition in the industry is based upon: range and quality of services offered; geographical reach; reputation and client relationships. The Directors believe that, in view of its range of services, geographical spread, strategic focus and reputation, the Enlarged Group can compete effectively with other large competitors, but there is no assurance that the Enlarged Group will be able to compete successfully in such a market place.

2. Ability to pass on increased raw material prices to customers

A significant proportion of the raw materials purchased by Schlegel are oil derivatives, used in the manufacture of compression seals. As a result of recent oil price rises, Schlegel has suffered significant raw material cost inflation since 2004. Whilst the impact of these increases on Schlegel's profitability has led to an evaluation of purchasing strategy and hedging policy, the ability of Schlegel to pass on raw material price rises to customers may impact the Enlarged Group's future profitability.

3. Other Schlegel specific risk factors

3.1 *Reputation and Brand*

The future success of the Enlarged Group will, in part, be dependent on Schlegel's reputation and brand, which is recognised throughout the industry. Any decline in Schlegel's reputation or any event which causes a negative impact to Schlegel's brand may damage the Enlarged Group's business and its future profitability.

3.2 *Product innovation and development and the decline in key building sector markets*

The building sector, to which Schlegel supplies the majority of its core products, is both a cyclical and competitive market. Schlegel's primary objectives are to increase market share and profitability, by growing the business through technological innovations, expanding into new geographical markets, entering new product segments and seeking new applications for existing products in new markets. If Schlegel is unable to innovate and develop new products or there is a downturn in any of the building sector markets to which Schlegel supplies its products, this may impact the ongoing competitiveness and profitability of the Enlarged Group.

4. Loss of major customers

The success of the Enlarged Group will, to some extent, be dependent on the continuation of satisfactory commercial relationships with the major customers of the Enlarged Group. There can be no guarantee that these relationships will continue satisfactorily in the future.

5. Integration of Schlegel operations

There can be no assurance that Lupus will be able to integrate Schlegel into the Group and realise the benefits expected from the Acquisition successfully. The integration of Schlegel will require the dedication of management resources that may temporarily distract management's attention from the day-to-day business of the Enlarged Group. The difficulties of the integration of Schlegel may also be increased by the geographical separation of the Schlegel businesses and employees.

6. Dependence on key executives and personnel

The Enlarged Group's future success is substantially dependent on the continued services and performance of its executive Directors and senior management and its ability to continue to attract and retain highly skilled and qualified personnel. Although measures are in place and are under review to reward and retain key individuals and to protect the Enlarged Group from the impact of staff turnover, the Directors cannot give assurances that members of the senior management team and the executive Directors will continue to remain with the Enlarged Group. The loss of the services of the executive Directors, members of senior management and other key employees could damage the Enlarged Group's business.

7. Growth and expansion risks

7.1 *Availability of suitable acquisition targets*

The Enlarged Group may not be able to identify and acquire suitable targets for expansion of its business. If the Enlarged Group cannot successfully identify, acquire, integrate and develop targets for expansion of its business, it could impact the Enlarged Group's ability to establish itself in new markets and geographies and/or to expand its product offerings. This could have a material adverse effect on the Enlarged Group's business and profitability. In addition, the Enlarged Group may not be able to make acquisitions on suitable terms, which may limit the potential for creation of shareholder value.

7.2 *Risk of potential future acquisitions*

In the future, as part of its growth strategy, the Enlarged Group may acquire other companies or businesses. Acquisitions by the Enlarged Group may involve the use of significant amounts of cash, dilutive issues of equity securities and the incurrence of debt, each of which could materially and adversely affect the Enlarged Group's business, results of operations, financial condition and/or the market price of Ordinary Shares. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations of any acquired business or company, the diversion of management's attention from other business concerns and the inheritance of liabilities. While Lupus has made no other commitments or agreements with respect to any acquisition, if such an acquisition does occur there can be no assurance that the Enlarged Group's business, results of operations or financial condition would not be materially and adversely affected thereby.

7.3 *Acceptability of Ordinary Shares as consideration*

Although Lupus may wish to issue Ordinary Shares to satisfy all or part of any consideration payable on future acquisitions, vendors of suitable companies or businesses may not be prepared to accept shares traded on AIM or may not be prepared to accept Ordinary Shares at the quoted market price.

7.4 *Management of growth and development*

If the Enlarged Group is to meet its strategic goals, it is likely to experience rapid growth. To manage this growth, the Enlarged Group is likely to have to expand its management and financial controls, which may strain its management and operational resources. The Enlarged Group's failure to meet any growth or development challenges could have a material adverse effect on its results of operations.

8. Financial risks

8.1 *Basis of accounting*

Lupus currently prepares its financial statements in accordance with IFRS. Section C of Part 8 of this document contains historical financial information for Lupus for the three years ending 31 December 2005 prepared in accordance with UK GAAP together with a reconciliation to IFRS for the year ended 31 December 2005. The Enlarged Group will report under UK GAAP for the year ended 31 December 2006, as Schlegel, which will represent the majority of the Enlarged Group, currently prepares its accounts in accordance with UK GAAP. It is a requirement under the AIM Rules that companies will have to comply with IFRS for each financial year commencing on or after 1 January 2007. The Enlarged Group will therefore have to adopt IFRS for each accounting period commencing on or after 1 January 2007 and will need to provide comparable data in accordance with IFRS for the financial year ending 31 December 2006. The conversion from UK GAAP to IFRS may have an impact on the Enlarged Group's financial results, and may adversely affect the capital position or the reported profitability of the Enlarged Group.

8.2 *Lack of stand alone financial track record for Schlegel prior to 1 January 2005*

As described in Section B of Part 7 of this document, it is not possible for historic financial information for Schlegel to be accurately or reliably derived prior to 1 January 2005. Shareholders will therefore be basing any decision to approve the Acquisition and/or to invest in Ordinary Shares on the limited financial information available on Schlegel.

8.3 *Pensions*

The Schlegel Group operates defined benefit pension and post retirement medical schemes in the US. They are closed to new entrants. The Pension Scheme is in deficit and the post retirement medical schemes are unfunded arrangements. The net FRS 17 pension and post retirement benefits liabilities were £5.8 million as at 31 December 2005. Changes in the actuarial assumptions of these schemes and, with respect to the defined benefit pension scheme, the market value of the assets, would affect the results and profitability of the Enlarged Group.

9. Taxation risks

Any change in Lupus' tax status or in taxation legislation or accounting practice could affect Lupus' ability to provide returns to its Shareholders or alter the post-tax returns to its Shareholders.

Any change in the taxation legislation or accounting practice relating to employee benefit trusts and employee management incentive schemes could affect the effectiveness of the Share Incentive Arrangements.

Paragraph 15 of Part 5 of this document contains some information relating to the tax treatment of shares which trade on AIM, which information is also set out in Part 11 (United Kingdom Taxation). Lupus cannot guarantee that its shares will continue to trade on AIM, rather than a "recognised stock exchange" such as the London Stock Exchange, or that it will not in future have other securities in issue which trade on such an exchange.

10. Environmental

The Enlarged Group will be subject to environmental and safety laws and regulations, including those relating to the use of, disposal of, clean up of, and human exposure to, hazardous materials. The cost of compliance with these and similar future regulations, could be substantial. Schlegel uses hazardous materials as part of its manufacturing process. The risk of accidental contamination or injury from such materials cannot be eliminated. In the event of such an incident, the resulting liabilities could have an adverse impact on the Enlarged Group.

11. Dividends

Lupus is a holding company and will not conduct business of its own. Dividends from direct and indirect subsidiaries are expected to be Lupus' sole source of funds to pay expenses and dividends, if any. The inability of Lupus' direct and indirect subsidiaries to pay dividends in an amount sufficient to enable Lupus to meet its cash requirements at the holding company level could have a material adverse effect on its business and its ability to pay dividends.

12. Placing and Open Offer

12.1 *Fluctuations in Market Price*

Following Admission, the market price of Ordinary Shares could be subject to significant fluctuations due to a change in sentiment in the stock market regarding the Ordinary Shares or securities similar to them or in response to various facts and events, including any regulatory changes affecting the Enlarged Group's operations, variation in the Enlarged Group's half yearly or yearly operating results and business developments of the Enlarged Group or its competitors. The market price of Ordinary Shares could decline significantly at any time as a result of any issue of further Ordinary Shares by Lupus, or by any sales of Ordinary Shares by certain Shareholders, or the expectation or belief that issues or sales of such shares may occur. Further, the trading price of the Ordinary Shares may be subject to wide fluctuations in response to many factors, including those referred to in this Part 2, as well as variations in the operating results of the Enlarged Group, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, stock market fluctuations and general economic conditions or changes in political sentiment, each of which may adversely affect the market price of Ordinary Shares, regardless of the Enlarged Group's actual performance or conditions in its key markets.

12.2 *Possible future share offerings*

Lupus may offer additional shares in the future, which may adversely affect the market price of the outstanding Ordinary Shares. Lupus has no current plans for a subsequent offering of its shares or of rights or invitations to subscribe for shares. However, it is possible that Lupus may decide to offer additional shares in the future. An additional offering of shares by Lupus, significant sales of shares by major Shareholders or the public perception that an offering may occur, could have an adverse effect on the market price of Lupus' outstanding Ordinary Shares.

B. GENERAL RISK FACTORS

13. Investment risks

The price at which investors may realise their holding of Ordinary Shares and the timing of any disposal of them may be influenced by various factors, some of which are specific to the Enlarged Group and others of which are extraneous. These factors could include the performance of the Enlarged Group's operations, large purchases or sales of shares in the Enlarged Group, liquidity or absence of liquidity in the Ordinary Shares, legislative or regulatory changes relating to the businesses of the Enlarged Group and general economic conditions. The value of Ordinary Shares and income therefrom may fluctuate significantly. There can be no assurance that an investor will recover the amount originally invested in Lupus.

14. Future fundraisings

Whilst the Directors have no current plans for raising additional capital following Admission and are of the opinion that the working capital available to the Group is, taking into account the existing facilities available to the Group, sufficient for its present requirements, it is possible that Lupus may need to raise extra capital in the future in order to develop the Group's business following the expiry of the period as set out in paragraph 15 of Part 12. It is difficult for the Directors to predict accurately the timing and amount of the Group's capital requirements for extraordinary items. If the plans or assumptions set out in the Lupus' business plan change or prove to be inaccurate, or if Lupus makes any material acquisitions, Lupus may require further financing. Any additional equity financing may be dilutive to Shareholders, and debt financing, if available, may involve restrictions on financing and operating activities. If Lupus is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

15. Securities traded on AIM

The Ordinary Shares will be traded on AIM rather than the Official List. An investment in securities traded on AIM is perceived to involve a higher risk than those listed on the Official List. The market price of the Ordinary Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of Lupus, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, general economic conditions, overall market or sector sentiment, political or regulatory conditions, legislative changes in Lupus' sector, and other events and factors outside of Lupus' control. Stock markets have from time to time experienced severe price and volume fluctuations, a recurrence of which could adversely affect the market price of the Ordinary Shares. Prospective investors should be aware that the value of the Ordinary Shares could go down as well as up, and investors may therefore not recover their original investment especially as the market in Ordinary Shares may have limited liquidity. Admission to AIM should not be taken as implying that there will be a liquid market for Ordinary Shares.

16. Foreign Exchange

The Enlarged Group is exposed to the risk arising from movements in foreign exchange. In particular, movements between the US dollar and the pound and the euro and the pound, could have a material adverse impact on the Enlarged Group's results. The Enlarged Group operates on a global basis and is therefore also exposed to translational foreign exchange risk against the pound.

17. Overseas activities

The Enlarged Group will be exposed to additional risks related to operating in foreign countries. The Enlarged Group will have sizeable operations in the USA. These risks may include export controls and/or other regulatory restrictions, the impact of foreign taxes and other applicable foreign regulation, an inability to repatriate earnings on overseas sales, difficulty in collecting debts, economic weakness or political instability in foreign economies or markets and difficulties in managing overseas activities.

18. Risk if the Acquisition does not proceed

If the Acquisition does not proceed, Lupus will have incurred costs which will need to be paid in any event. In addition, Lupus may not be able to identify and acquire alternative suitable targets for expansion of its business.

PART 3

EXPECTED TIMETABLE

	2006
Record Date for the Open Offer	1 March
Announcement of the Acquisition, Placing and Open Offer	3 March
Open Offer Entitlements credited to stock accounts in CREST of Qualifying CREST Holders	7 March
Recommended latest time for requesting withdrawal of Open Offer Entitlements from CREST	3.00 p.m. on 20 March
Latest time for depositing Open Offer Entitlements into CREST	3.00 p.m. on 22 March
Latest time and date for splitting of Non-CREST Application Forms (to satisfy *bona fide* market claims only)	3.00 p.m. on 23 March
Latest time and date for receipt of Forms of Proxy	11.00 a.m. on 27 March
Latest time and date for acceptance of the Open Offer and receipt of completed Non-CREST Application Forms or CREST Excess Application Forms and payment in full under the Open Offer or settlement of relevant CREST instruction	11.00 a.m. on 27 March
Extraordinary General Meeting	11.00 a.m. on 29 March
Record date for the special interim dividend and for Lupus' final dividend for the year ended 31 December 2005	31 March
Completion of the Acquisition	4 April
Cancellation of the listing of the Existing Ordinary Shares on the Official List	8.00 a.m. on 4 April
Date of Admission and commencement of dealings on AIM	8.00 a.m. on 4 April
New Ordinary Shares credited to CREST stock accounts	8.00 a.m. on 4 April
Date of despatch of definitive share certificates for New Ordinary Shares	week commencing 10 April
Payment of special interim dividend	21 April

Notes:

(1) References to times in this document are to London time (unless otherwise stated).

(2) If any of the above times or dates should change, the revised times and/or dates will be notified by an announcement on RNS. In particular, pursuant to the Placing Agreement, Lupus and HSBC have agreed that if a supplementary prospectus is issued by Lupus two Business Days or fewer prior to the date specified in the expected timetable above as the latest time and date for acceptance of the Open Offer, such date shall be extended to the date which is three Business Days after the date of issue of the supplementary prospectus.

(3) The timing of the events in the above timetable following the Extraordinary General Meeting and in the rest of this document is indicative only and conditional upon the approval of the Resolutions by Shareholders at the Extraordinary General Meeting.

ADMISSION STATISTICS

Price per Ordinary Share[1]	14 pence
Number of Existing Ordinary Shares	237,696,286
Issue Price	14 pence
Number of New Ordinary Shares to be issued pursuant to the Firm Placing	299,339,334
Maximum number of New Ordinary Shares available under the Open Offer (of which 54,373,895 will be conditionally placed subject to clawback)	79,232,095
Number of Ordinary Shares in issue following the Placing and the Open Offer	616,267,715
Percentage of Enlarged Share Capital represented by the New Ordinary Shares	61
Market capitalisation of Lupus following the Placing and the Open Offer (at the Issue Price)	86,277,480

(1) Closing mid-market price on the London Stock Exchange on 2 February 2006, the date prior to the Suspension.

PART 4

DIRECTORS AND ADVISERS

Lupus Capital plc

Directors

Greg Hutchings, *Executive Chairman*
Denis Mulhall, *Executive Director*
Frederic Hoad, *Senior Non-executive Director*
Roland Tate, *Non-executive Director*

Company Secretary

Cavendish Administration Limited

Registered Office

Crusader House
145-157 St John Street
London EC1V 4RU
Tel: 020 7976 8000

Nominated Adviser and Broker

HSBC Bank plc
8 Canada Square
London E14 5HQ

Bankers

HSBC Bank plc
8 Canada Square
London E14 5HQ

The Governor and Company of The Bank of Scotland
55 Temple Row
Birmingham B2 5LS

English Legal Adviser to Lupus

Slaughter and May
One Bunhill Row,
London EC1Y 8YY

US Legal Adviser to Lupus

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York
New York 10036

Lupus' Auditors and Reporting Accountants on Lupus

Grant Thornton UK LLP
Grant Thornton House
Melton Street
London NW1 2EP

Schlegel's Auditors and Reporting Accountants on Schlegel

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU

Receiving Agent

Capita Registrars
Corporate Actions
PO Box 166
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TH

Website

www.lupuscapital.co.uk

PART 5

LETTER FROM THE CHAIRMAN OF LUPUS CAPITAL PLC

(incorporated and registered in England and Wales with registered number 02806007)

Directors:	*Registered Office:*
Greg Hutchings	Lupus Capital plc
Denis Mulhall	Crusader House
Frederic Hoad	146-157 St. John Street
Roland Tate	London
	EC1V 4RU

6 March 2006

To all Lupus Shareholders

Dear Shareholder,

Proposed acquisition of Schlegel

Placing of 299,339,334 New Ordinary Shares at 14 pence per New Ordinary Share

Open Offer of up to 79,232,095 New Ordinary Shares at 14 pence per New Ordinary Share

Admission of the Enlarged Share Capital to trading on AIM

1. Introduction

It was announced on 3 March 2006 that Lupus, through the Purchasing Subsidiaries, would acquire the shares, assets and liabilities comprising the business of Schlegel from UniPoly Holdings Limited and Schlegel Limited (a wholly owned subsidiary of UniPoly Holdings Limited) for approximately £84 million in cash. The cash consideration payable in relation to the Acquisition will be funded through the Placing, the Open Offer and the New Debt Facility. A summary of the terms and conditions of the New Debt Facility is set out in paragraph 11 of Part 12.

For the year ended 31 December 2005, Schlegel had sales of £69.3 million and generated profit before interest and tax of £10.0 million, after management services fees of £0.7 million.

The Acquisition is categorised as a reverse takeover for Lupus under the Listing Rules and as such requires the consent of the Existing Shareholders to be sought under Resolution 1 (as set out in the Notice of EGM) at the EGM to be held on 29 March 2006 at 11.00 a.m. As the Acquisition is a reverse takeover, Lupus is applying for the cancellation of the listing of its Existing Ordinary Shares from the Official List on completion of the Acquisition and will simultaneously apply for the Enlarged Share Capital to be listed on AIM. To complete the Acquisition and implement the Placing and the Open Offer, it will also be necessary to give the Directors the required powers and authorities to allot the New Ordinary Shares.

The Acquisition is conditional, *inter alia*, on Resolutions 1 to 5 being passed at the EGM and Admission taking place.

Further to the announcement made by Lupus on 3 February 2006, the Ordinary Shares were suspended from trading with effect from 7.30 a.m. on 3 February 2006. The Directors believe that the Ordinary Shares will remain suspended until the cancellation of the listing of the Existing Ordinary Shares from the Official List on completion of the Acquisition, which is currently expected to occur on or about 4 April 2006.

The purpose of this document is, *inter alia*, to provide you with the details of the Transaction and to explain why the Board considers the Acquisition to be in the best interests of Lupus and its Shareholders as a whole and why the Board recommends that you vote in favour of the Resolutions (notice of which is set out at the end of this document). A summary of the principal terms of the Acquisition is set out in Part 10 of this document.

2. Background to and reasons for the Transaction

Schlegel is a profitable and cash generative business with an international manufacturing capability that makes good margins and operates in a sector that the Lupus management team know well. The Schlegel brand is recognised throughout the industry and the business has substantial market shares in its key markets.

Schlegel represents a very strong fit with Lupus' strategy of acquiring asset based, positive cash flow companies operating in industrial manufacturing, processes or services. Lupus will look to use Schlegel as a platform for growth and will work with Schlegel's management to drive operational improvements through the business, to pursue organic growth opportunities and to make add-on acquisitions where they will add value. Lupus expects that Schlegel will form the foundations of a more substantial building products group.

3. Information on Schlegel

Schlegel is a leader in the manufacturing and marketing of door seals and sold over 500 million metres of window seals in the year ended 31 December 2005. Schlegel's core manufacturing competencies are continuously moulded urethane foam, narrow fabric textiles, and extruded plastics. Schlegel is a leading producer of urethane foam (compression seals) and woven pile (sliding seals) for the window and door market and sells its products in more than 75 countries from seven manufacturing plants located around the world.

Schlegel also manufactures related products such as cleaning brushes and static control devices for copiers and printers, specialty automotive products such as sunroof seals and truck spray suppressants, tractor seat trim and sway bar bushes. Schlegel currently has over 5,000 customers.

For the year ended 31 December 2005, Schlegel had sales of £69.293 million and generated profit before tax of £3.801 million and profit before interest, tax, depreciation (£2.152 million) and amortisation (£0.0 million) of £12.155 million. The value of the gross assets of Schlegel as at 31 December 2005 was £39.943 million.

Part 7 of this document sets out further information on Schlegel.

4. Information on Lupus

Lupus is a holding company listed on the Official List. Lupus has a declared strategy:

- to build shareholder value through the acquisition of industrial assets with the potential for development;
- to apply the executive team's management skills and systems to improve profitability; and
- to use a variety of funding mechanics and exit strategies to enhance shareholder value.

Lupus owns one operating subsidiary, Gall Thomson, the world's leading supplier of marine breakaway couplings.

On 3 March 2006, Lupus announced its results for the year ended 31 December 2005 prepared in accordance with IFRS, as required for companies quoted on the Official List. Sales in the year were £7.479 million (2004: £6.607 million) an increase of 13.2 per cent. Pre tax profits before goodwill, the LESOT charge and exceptional items were up 6.8 per cent. at £3.176 million (2004: £2.974 million). Lupus also announced its intention to declare an increased final dividend of 0.278p per share (2004: 0.264p), an increase of 5.3 per cent.

Part 8 of this document sets out further information on Lupus.

5. Principal terms and conditions of the Acquisition

On 3 March 2006, Lupus, Schlegel Acquisition Corporation, Schlegel Acquisition Holdings Limited, Schlegel Australia (2006) Pty Limited and Schlegel UK (2006) Limited (wholly owned subsidiaries of Lupus) entered into the Acquisition Agreement with UniPoly and Schlegel UK for the purchase of Schlegel from the Vendors.

The consideration payable under the terms of the Acquisition is £84 million on a debt free/cash free basis. All existing third party debt is being repaid on acquisition and cash balances held in Schlegel as at 28 February 2006 will be paid over to UniPoly at Completion. The amount of £84 million will be (i) increased by any net cash in the bank accounts of Schlegel as at 28 February 2006; (ii) increased by interest for the period between signing and completion at 5 per cent. per annum; and (iii) decreased to the extent that the net trading working capital of Schlegel as at 28 February 2006 is less than £14.8 million. The total consideration is not expected to exceed £86 million.

The Acquisition Agreement is conditional upon (*inter alia*) the satisfaction of the following conditions:

5.1 the waiting period under any applicable antitrust regulations having terminated or expired;

5.2 certain of the conditions relating to obtaining the financing to complete the Acquisition being satisfied (these include some of the conditions relating to the Placing, Open Offer and New Debt Facility); and

5.3 the release by the Vendors of their letters of credit specified in the Acquisition Agreement.

The Acquisition is expected to close on or about 4 April 2006, subject to all the relevant conditions being satisfied.

Part 10 of this document sets out further information on the principal terms and conditions of the Acquisition.

6. Historical financial information on Schlegel

Under the Listing Rules and Prospectus Rules, audited historical financial information covering the latest three financial years and an audit report in respect of each year would normally be required for Schlegel. For the reasons set out in Section B of Part 7, it is only possible to produce historical financial information for Schlegel for the year ended 31 December 2005 and the accountants' report on Schlegel, contained in Section D of Part 7, has therefore been modified as no comparative information has been presented. The Directors believe that this modification is significant, as Shareholders will be basing their decision to approve the Acquisition and/or invest in Ordinary Shares on a shorter period of audited financial information than would normally be available.

The Directors believe that, in spite of the limited financial information available for Schlegel, the Acquisition is in the best interests of Shareholders as a whole. Their recommendation is set out in paragraph 20 of this Part 5. Schlegel is a profitable and cash generative business with a international manufacturing capability that makes good margins and operates in a sector that the Lupus management team know well. The Schlegel brand is recognised throughout the industry and the business has substantial market shares in its key markets. Whilst Schlegel and Schlegel EMI have only recently been established as separate divisions of the Schlegel Group, the Schlegel Group has operated since its formation in the 1880s.

7. Details of the Placing and Open Offer

Lupus is proposing to raise up to approximately £53 million in total pursuant to the Placing and Open Offer. The Issue Price of 14 pence per New Ordinary Share represents no discount to the closing middle market price for an Existing Ordinary Share of 14 pence at Suspension.

Pursuant to the Placing Agreement, HSBC has conditionally placed the Placing Shares with institutional and other certain investors, with the Conditional Placing Shares subject to clawback in respect of Open Offer Shares acquired by Existing Shareholders at the Issue Price. The Placing and Open Offer have been underwritten by HSBC. A summary of the principal terms of the Placing Agreement is set out in paragraph 11 of Part 12 of this document.

The Open Offer provides Qualifying Holders with the opportunity to apply to acquire any number of Open Offer Shares at the Issue Price. Qualifying Holders have a guaranteed minimum entitlement on the following basis:

1 Open Offer Share for every 3 Existing Ordinary Shares

registered in their names at the close of business on the Record Date and so in proportion for any greater number of shares so registered. Entitlements to apply to acquire Open Offer Shares will be rounded down to the nearest whole number. Fractions of New Ordinary Shares will be disregarded in the calculation of the Qualifying Holder's Basic Entitlement.

The Excess Application Facility enables Qualifying Holders to apply to acquire any whole number of Open Offer Shares in excess of their Basic Entitlement which, in the case of Qualifying non-CREST Holders, is equal to the number of Open Offer Entitlements as shown on their Non-CREST Application Form or, in the case of Qualifying CREST Holders, is equal to the number of Open Offer Entitlements standing to the credit of their stock account in CREST. Qualifying Holders with holdings of Existing Ordinary Shares in both certificated and uncertificated form will be treated as having separate holdings for the purpose of calculating their Basic Entitlements under the Open Offer.

Qualifying Non-CREST Holders who wish to apply to acquire more than their Basic Entitlement should complete Box 3 on the Non-CREST Application Form. Qualifying CREST Holders who wish to apply to acquire more than their Basic Entitlement should complete the CREST Excess Application Form.

Excess applications may be scaled down in such manner as the Directors determine, in their absolute discretion. It is intended that excess applications will be satisfied *pro rata* (or as nearly as practicable) to the relevant holder's Basic Entitlement. The aggregate number of New Ordinary Shares available for acquisition under the Open Offer will not exceed 79,232,095.

Application has been made for the Open Offer Entitlements for Qualifying CREST Holders to be admitted to CREST. It is expected that the Open Offer Entitlements will be admitted to CREST on 7 March 2006. The Open Offer Entitlements will also be enabled for settlement in CREST on 7 March 2006. Applications through the CREST system will only be made by the Qualifying Holder originally entitled or by a person entitled by virtue of a *bona fide* market claim.

Shareholders should note that the Open Offer is not a rights issue. Qualifying CREST Holders should note that, although the Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of entitlements under the Open Offer may only be made by the Qualifying Holder originally entitled or by a person entitled by virtue of a *bona fide* market claim raised by CRESTCo's Claims Processing Unit. Qualifying non-CREST Holders should note that the Non-CREST Application Form is not a negotiable document and cannot be traded. Qualifying Holders should be aware that in the Open Offer, unlike in a rights issue, any Open Offer Shares not applied for will not be sold in the market or placed for the benefit of Qualifying Holders who do not apply under the Open Offer.

For Qualifying non-CREST Holders, completed Non-CREST Application Forms, accompanied by full payment, should be returned by post or by hand (during normal business hours only) to Capita Registrars, Corporate Actions at PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to arrive as soon as possible and in any event no later than 11.00 a.m. on 27 March 2006. For Qualifying CREST Holders, the relevant CREST instruction must have settled by no later than 11.00 a.m. on 27 March 2006 and, if they wish to apply for Excess Shares, Qualifying CREST Holders should return their completed CREST Excess Application Form by post or hand (during normal business hours only) to Capita Registrars, Corporate Actions at PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH by 11.00 a.m. on 27 March 2006.

The Placing and Open Offer are conditional on the Placing Agreement becoming or being declared unconditional in all respects and not being terminated before 8.00 a.m. on 4 April 2006 (or such later time and/or date, being not later than 8.00 a.m. on 18 April 2006, as HSBC and Lupus may agree). Details of the Placing Agreement are set out in paragraph 11 of Part 12 of this document. The principal conditions to the Placing Agreement are:

- the passing of Resolutions 1 to 5; and
- Admission having become effective by no later than 8.00 a.m. on 4 April 2006 or such later time and/or date as Lupus and HSBC may agree (but, in any event, not later than 8.00 a.m. on 18 April 2006).

If Resolutions 1 to 5 are not passed, or the Acquisition is not completed, the Existing Ordinary Shares will remain listed on the Official List, the New Ordinary Shares will not be issued under the Placing or the Open Offer and all monies received by the receiving agent, Capita Registrars, will be returned to the applicants (at the applicants' risk and without interest) as soon as possible thereafter. Any Open Offer Entitlements admitted to CREST will thereafter be disabled.

The New Ordinary Shares will, following allotment and issue, rank *pari passu* in all respects with Existing Ordinary Shares and will rank in full for all dividends and other distributions declared in respect of the ordinary share capital of Lupus.

8. Proposed Admission to AIM of the Enlarged Share Capital

Background to the proposed transfer to AIM

Lupus is currently listed on the Official List. The Acquisition is classified by the UKLA as a reverse takeover and, accordingly, Lupus is applying for the cancellation of the listing of its Existing Ordinary Shares from the Official List on completion of the Acquisition. As a condition to granting Lupus

exclusivity, the Vendors required Lupus to commit to an announcement of the Acquisition immediately following completion of the 2005 year-end audit process, and to completion of the Acquisition as soon as possible thereafter.

The Directors believe that it would not be possible to complete the Acquisition and list the Enlarged Group on the Official List for the following reasons:

- Admission to the Official List requires the compilation of a three year track record and, while Schlegel has existed and traded for a number of years, for the reasons set out in Section B of Part 7, it has not proved possible to recreate separate historical financial information for Schlegel for any historic period prior to 1 January 2005.
- An application for admission to the Official List would require Schlegel and Lupus to prepare financial statements under IFRS. As a business owned by a private company, Schlegel currently prepares accounts under UK GAAP and no work has been undertaken by the Vendors or Schlegel to prepare Schlegel accounts under IFRS.

For these reasons, the Directors consider that the Acquisition can only be completed by re-listing the Enlarged Group on AIM following completion of the Acquisition.

The London Stock Exchange has indicated to Lupus' advisers that the Enlarged Group, which will prepare its consolidated financial statements for the year ending 31 December 2006 under UK GAAP, will be eligible for listing on AIM.

The Board believes that the listing of the Enlarged Group on AIM is in the best interests of Shareholders as a whole. The Board believes that listing Lupus on AIM will lead to lower ongoing costs associated with being a public company and a simplification of administration requirements. It will also enable Lupus to agree and execute transactions more quickly, should acquisition and development opportunities arise in the future.

The listing on AIM will allow Lupus to complete the acquisition of Schlegel, while offering greater flexibility and reduced costs in the future. The Board remains committed to the highest standards of corporate governance.

Shareholders should note that, while an AIM listing is appropriate for the Enlarged Group at present, should the Enlarged Group's circumstances change in the future and the Enlarged Group become eligible for listing on the Official List, Lupus may decide to apply for admission to the Official List.

The AIM Market

AIM was launched in June 1995 as the London Stock Exchange's market specifically designed for smaller growing companies, with a more flexible regulatory regime. More than 2,200 companies have been admitted to AIM since its inception and over £24 billion has been raised collectively on the AIM market.

The obligations of an AIM company are similar to those of a company on the Official List, with certain exceptions, the most significant of which are set out below:

- Under the AIM Rules a nominated adviser is required at all times and has ongoing responsibilities to both Lupus and the London Stock Exchange. On admission to AIM, HSBC will be appointed as Lupus' Nominated Adviser. HSBC and Marshall Securities will act as Lupus' joint brokers.
- For AIM companies, prior shareholder approval is only required for reverse takeovers and disposals that result in a fundamental change of business (transactions that exceed 75 per cent. of various size tests, such as the ratio of consideration to the market capitalisation of the AIM company). Under the Listing Rules, a broader range of transactions require prior shareholder approval.
- There is no requirement for an AIM company to have a minimum number of shares to be maintained in public hands. On the Official List a minimum of 25 per cent. of a company's issued share capital should be maintained in public hands at all times.
- There is no requirement under the AIM Rules for listing particulars or admission documents for further issues of securities, except as otherwise required by law.
- The Combined Code does not apply directly to AIM companies.

Liquidity on AIM is currently provided by market makers who are member firms of the London Stock Exchange and are obliged to quote a share price between 8.00 am and 4.30 pm on business days.

Listing and Settlement

Application will be made to the London Stock Exchange for all of the Enlarged Share Capital to be admitted to trading on AIM. It is expected that Admission will become effective and dealings in the Enlarged Share Capital will commence on 4 April 2006. The Enlarged Share Capital will have ISIN number GB0002424041.

The Articles permit Lupus to issue shares in uncertificated form. CREST is a computerised paperless share transfer and settlement system which allows shares and other securities, including depository interests, to be held in electronic rather than paper form. Application has been made by Lupus' Registrars and transfer agent for Ordinary Shares in issue at Admission to be admitted to CREST. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within CREST if relevant Shareholders so wish.

CREST is a voluntary system and Shareholders who wish to retain certificates will be able to do so.

It is expected that share certificates will be dispatched by the Registrars in respect of the Placing Shares and Offer Shares no later than the week commencing 10 April 2006, and New Ordinary Shares will be delivered into CREST on 4 April 2006.

If Resolutions 1 to 5 are not passed, or the Acquisition is not completed, the Existing Ordinary Shares will remain on the Official List.

9. Financial effects of the Transaction on Lupus

The Acquisition will have a transforming impact on the financial position of Lupus. The Directors believe that, taking into account the impact of the Placing and Open Offer, the Acquisition will be earnings enhancing to the Enlarged Group in 2006. This statement should not be interpreted to mean that future earnings of the Enlarged Group will necessarily match or exceed the Group's historical published earnings.

In addition to funding the Acquisition, the Placing and Open Offer have been structured in a way that is expected to have the effect of creating distributable reserves equal to the net proceeds of the Placing and Open Offer less the par value of the New Ordinary Shares issued by Lupus. Lupus and HSBC have agreed to subscribe for ordinary shares in Newco. HSBC will then apply monies that they receive from Qualifying Shareholders applying to acquire New Ordinary Shares under the Placing and Open Offer, after deducting commissions, to subscribe for redeemable preference shares in Newco. Lupus will allot and issue the New Ordinary Shares to those persons entitled thereto in consideration of HSBC transferring its holding of redeemable preference shares in Newco and its holding of ordinary shares in Newco to Lupus. Accordingly, instead of receiving cash as consideration for the issue of the New Ordinary Shares, at the conclusion of the Placing and Open Offer, Lupus will own the entire issued share capital of Newco whose only asset will be its cash reserves, which will represent an amount equivalent to the net proceeds of the Placing and Open Offer. Lupus will be able to utilise this amount by redeeming the redeemable preference shares it holds in Newco and, during any interim period prior to redemption, by procuring that Newco lends the amount to Lupus. The structure of the Placing and Open Offer is expected to have the effect of creating distributable reserves equal to the proceeds of the Placing and Open Offer less the par value of the New Ordinary Shares issued by Lupus. It should be possible for Lupus to declare dividends from the distributable reserves created in the future, provided that Lupus has sufficient cash resources to fund such dividends, the distributable reserves have not otherwise been reduced, and the Directors consider it appropriate to declare such dividends.

An unaudited UK GAAP pro forma net assets statement showing the financial effects of the Transaction on Lupus is set out in Part 9 of this document.

10. Trends in current trading and prospects

Schlegel

In mainland Europe the new year has started promisingly. In the UK, there was a slight slowdown in the first months of 2006 for foam orders in the vinyl sector, which is expected to continue in the second quarter.

North America opened with strong copier shipments but urethane foam and woven pile have been slightly slower to recover after Christmas and New Year.

Schlegel expects the market for door and window seals to continue to expand in 2006 and Schlegel's management believes that the business is well placed to take advantage of opportunities as they arise.

Lupus

Gall Thomson's trading in 2006 to date has been good and the business has a healthy order book. Gall Thomson expects that there will be good prospects for the offshore oil and gas market over the coming year. This is being driven by the continuing expansion in the use of sub-sea production technologies, the move into deep water areas and the exploitation of marginal fields.

KLAW has continued to extend its product range and has increased its marketing efforts to penetrate the industrial couplings market.

11. Risk Factors

Shareholders should consider fully the risk factors associated with the Transaction. Your attention is drawn to the risk factors set out in Part 2 of this document.

12. Directors, Employees and Key Personnel of the Enlarged Group

The average numbers of people employed by Lupus in the financial years ended 31 December 2003, 2004 and 2005 were 28, 32 and 32 respectively. All of these employees were employed in the UK. For a breakdown of these employees by main category of activity please see note 4 to the historical financial information for Lupus as set out in Section C of Part 8 of this document.

The average number of people employed by Schlegel for the financial year ended 31 December 2005 was 664. For a breakdown of these employees by main category of activity and geographical location, please see note 7 to the historical financial information for Schlegel as set out in Section E of Part 7 of this document.

Following completion of the Acquisition, the senior management of Schlegel, under the leadership of the current CEO, Ian Pawson, will remain with Schlegel.

The existing employment rights, including pension rights, of employees of both Lupus and Schlegel will be fully safeguarded.

Biographical details of the Directors are set out in paragraph 5 of Part 12 of this document.

13. Share Incentive Arrangements

Lupus operates Share Incentive Arrangements through an employee benefit trust, the LESOT, and an enterprise management incentive scheme, the EMI Scheme. These arrangements are designed to provide incentives for eligible participants to achieve value for Shareholders. All full time employees of Lupus (including executive Directors) are eligible to participate in the Share Incentive Arrangements.

No further awards can currently be made under the Share Incentive Arrangements until at least 30 days following the preliminary announcement of the results of Lupus for the year ending 31 December 2007.

In light of the Acquisition and its timing, the Remuneration Committee wishes to include the Schlegel management team in the Group's existing Share Incentive Arrangements. The Remuneration Committee has recommended that, conditional on the Acquisition being completed, the dates of the Third Period in the subscription agreement between Lupus and LESOT and in the option agreement between Lupus and Greg Hutchings (subject to the written consent of Greg Hutchings) be amended to the period of the three financial years ending on 31 December 2008, with the Trustees of the LESOT being permitted to subscribe for Ordinary Shares until 31 August 2009. All other aspects of the Share Incentive Arrangements will remain unchanged. In accordance with the Listing Rules, these amendments to the Share Incentive Arrangements will be subject to approval by Shareholders and it is proposed that a resolution will be put forward accordingly at the AGM of Lupus, which is expected to be held in May 2006.

Further details of the Share Incentive Arrangements and proposed changes are set out in paragraph 13 of Part 12 of this document.

14. Dividend policy

The Placing Shares and the Open Offer Shares will, following allotment and issue, rank *pari passu* in all respects with Existing Ordinary Shares and will rank in full for all dividends and other distributions declared in respect of the ordinary share capital of Lupus.

Lupus has announced its intention to pay a special interim dividend of 0.114 pence per Ordinary Share in respect of the quarter ending 31 March 2006 to Shareholders on the register on 31 March 2006. This special interim dividend will be paid to Shareholders on 21 April 2006.

Lupus has also announced its intention to pay a final dividend for the year ended 31 December 2005 of 0.278p per Ordinary Share to Shareholders on the register on 31 March 2006. This final dividend will be paid to Shareholders following the AGM of Lupus, which is expected to be held in May 2006.

Lupus expects, in the absence of unforeseen circumstances, to declare dividends (including the special interim dividend) for the financial year ending 31 December 2006 totalling 0.455 pence. This is equivalent to a dividend yield of 3.25 per cent. at the Issue Price. It is the intention of the Board to maintain a progressive dividend policy in the future.

15. Taxation

Taxation treatment of AIM shares

Shares which trade on AIM are deemed to be unlisted for certain UK tax purposes. Accordingly, following Admission, individuals who hold Ordinary Shares may become eligible to benefit from business property relief for inheritance tax purposes and/or business asset taper relief for capital gains tax purposes in circumstances where they might otherwise not be eligible. Shareholders should however note that business property relief would cease to be available if the Ordinary Shares were to revert to trading on a "recognised stock exchange" (such as the London Stock Exchange) and that the treatment of the Ordinary Shares for taper relief purposes would be affected if the Ordinary Shares or any other securities of Lupus traded on such an exchange.

Shareholders should also note that it is not possible for individuals to hold shares traded in AIM in PEPs or ISAs. It is understood that, following Admission, Shareholders with such plans or accounts will, under current HM Revenue & Customs practice, have 30 days to decide whether to transfer their Ordinary Shares into their own name, or to sell the holding and retain the proceeds within the PEP or ISA. For Shareholders who elect to transfer their Ordinary Shares into their own name, the base cost of those Ordinary Shares for the purposes of UK taxation of chargeable gains following the transfer will be equal to their market value on the date on which such transfer is made. For some Shareholders who make such a transfer, this may mean that the base cost of their Ordinary Shares will be lower than the price that they originally paid for those Ordinary Shares.

Further information regarding certain limited aspects of the taxation of Shareholders is set out in Part 11 of this document. That information and the details set out above are, however, intended only as a general guide to the position under current UK taxation law. Shareholders who are in any doubt as to their tax position, or who are subject to tax in any other jurisdiction, should consult an appropriate independent professional adviser without delay.

16. Extraordinary General Meeting

The Notice of EGM convening the Extraordinary General Meeting at 11.00 a.m. on 29 March 2006 is set out at the end of this document. At the EGM the following Resolutions, conditional in each case upon Admission, will be proposed:

Resolution 1

To approve the Acquisition pursuant to and upon the terms of a sale and purchase agreement dated 3 March 2006, entered into between the Purchasing Subsidiaries, UniPoly Holdings Limited and Schlegel Limited. This Resolution is conditional on Resolutions 2, 3, 4 and 5 being passed.

Resolution 2

To increase the authorised share capital of Lupus to £4.125 million, a percentage increase of 65 per cent.

Resolution 3

To authorise the Directors pursuant to section 80 of the Act to allot relevant securities up to an aggregate amount of 587,303,714 New Ordinary Shares so as to enable allotment of the Placing Shares, the Open Offer Shares and to allot certain other securities in the future. This Resolution is conditional on Resolutions 1, 2, 4 and 5 being passed.

Resolution 4

To disapply the pre-emption rights of Shareholders conferred by section 89 of the Act for the purposes of the Placing and Open Offer, and otherwise generally up to a maximum aggregate nominal amount of 205,422,571 New Ordinary Shares. This Resolution is conditional on Resolutions 1, 2, 3 and 5 being passed.

Resolution 5

To approve the application by Lupus for the cancellation of the listing of the Existing Ordinary Shares on the Official List and the admission of the Enlarged Share Capital to listing on AIM. This Resolution is conditional on Resolutions 1, 2, 3 and 4 being passed.

In order to be passed, Resolutions 1, 2 and 3 require a simple majority of the Shareholders of Lupus, voting in person or, on a poll, to vote in favour of the Resolution at the EGM.

In order to be passed, Resolutions 4 and 5 as special resolutions, require a majority of not less than 75 per cent. of the Shareholders of Lupus voting in person or, on a poll, by proxy in favour of the Resolution at the EGM.

The authorised share capital of Lupus is being increased to enable allotment of the New Ordinary Shares and to enable the allotment of further Ordinary Shares in the future.

Following Completion 208,732,285 Ordinary Shares will remain authorised but unissued (representing approximately 25.3 per cent. of the authorised share capital of Lupus). The Directors have no present intention to allot the remaining Ordinary Shares pursuant to the authority granted to them at the EGM but consider the remaining number of unissued Ordinary Shares to provide a desirable margin to retain flexibility in the future.

17. Action to be taken

Extraordinary General Meeting

A Form of Proxy for use at the EGM accompanies this document. Whether or not Shareholders intend to be present at the EGM they are requested to complete, sign and return the Form of Proxy in accordance with the instructions thereon to Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible, but in any event so as to arrive by no later than 11.00 a.m. on 29 March 2006. Completion and return of the Form of Proxy does not preclude a Shareholder from attending the EGM and voting in person if they wish to do so.

If you are Qualifying non-CREST Holder you will have received a Non-CREST Application Form which gives details of your Basic Entitlement under the Open Offer (as shown by the number of the Open Offer Entitlements allocated to you). If you wish to apply for Open Offer Shares under the Open Offer, you should complete the enclosed Non-CREST Application Form in accordance with the procedure for application set out in paragraph 3 Part 6 of this document and on the Non-CREST Application Form itself.

If you are a Qualifying CREST Holder, no Non-CREST Application Form is enclosed and you will receive a credit to your appropriate stock account in CREST in respect of the Open Offer Entitlements representing your Basic Entitlement under the Open Offer. You should refer to the procedure for application set out in paragraph 3 of Part 6 of this document. If you wish to apply for Open Offer Shares in excess of your Basic Entitlement you should also complete the CREST Excess Application Form in accordance with the procedure for application set out in paragraph 3 of Part 6 of this document and on the CREST Excess Application Form itself.

The latest time for applications under the Open Offer to be received is 11.00 a.m. on 27 March 2006. The procedure for application and payment depends on whether, at the time at which application and payment is made, you have a Non-CREST Application Form in respect of your entitlement under the Open Offer or have Open Offer Entitlements credited to your stock account in CREST in respect of such entitlement.

If you are in any doubt as to the action you should take, you should immediately seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000.

18. Further information

You should read the whole of this document and not just rely on the information contained in this letter. In particular, you should consider carefully the risk factors set out in Part 2 of this document.

19. Intentions of the Directors and the LESOT in relation to the Open Offer

Greg Hutchings owns 23,750,000 Existing Ordinary Shares in Lupus, representing approximately 10.0 per cent. of Existing Ordinary Shares, and intends to apply to acquire his entire Open Offer Entitlement amounting to 7,916,666 Open Offer Shares and costing £1,108,333 at the Issue Price.

In order to increase his net shareholding in Lupus he intends to borrow the money to purchase his Open Offer Entitlement with an expectation of repaying the loan on the disposal of some Ordinary Shares at a later date.

The LESOT owns 47,539,257 Existing Ordinary Shares in Lupus and intends to apply to acquire its entire Open Offer Entitlement amounting to 15,846,419 Open Offer Shares and costing £2,218,499 at the Issue Price.

In order to increase its net shareholding in Lupus, the LESOT intends to borrow the money to purchase its Open Offer Entitlement with an expectation of repaying the loan on the disposal of some Ordinary Shares at a later date.

Denis Mulhall owns 2,800,000 Existing Ordinary Shares in Lupus and intends to apply to acquire his entire Open Offer Entitlement of 933,333 New Ordinary Shares, as well as 866,667 Firm Placing Shares. In total, under the Placing and Open Offer, he is subscribing for £252,000 at the Issue Price.

Frederic Hoad owns 325,000 Existing Ordinary Shares in Lupus and intends to apply to acquire his entire Open Offer Entitlement of 108,333 New Ordinary Shares, as well as 100,000 Firm Placing Shares. In total, under the Placing and Open Offer, he is subscribing for £29,167 at the Issue Price.

Roland Tate owns 160,348 Existing Ordinary Shares in Lupus and intends to apply to acquire his entire Open Offer Entitlement of 53,449 New Ordinary Shares, as well as 53,571 Firm Placing Shares. In total, under the Placing and Open Offer, he is subscribing for £14,983 at the Issue Price.

20. Recommendation

The Board, which has been so advised by HSBC, consider that the Transaction is in the best interests of Lupus' Shareholders as a whole. In providing this advice, HSBC has taken into account the Directors' commercial assessment of the Transaction. Accordingly, the Board recommends that you vote in favour of the Resolutions to be proposed at the EGM as the Directors intend to do in respect of their own beneficial shareholdings, amounting to 27,035,348 Ordinary Shares representing approximately 11.4 per cent. of the issued share capital of Lupus. In addition, the trustees of the LESOT have indicated that they intend to vote in favour of the Resolutions in respect of their holding of 47,539,257 Ordinary Shares representing approximately 20.0 per cent. of the issued share capital of Lupus.

Yours sincerely

Greg Hutchings
Chairman

PART 6

LETTER FROM HSBC BANK PLC RELATING TO THE OPEN OFFER

HSBC Bank plc
8 Canada Square
London E14 5HQ

6 March 2006

To: Qualifying Holders

Dear Shareholder,

Open Offer of up to 79,232,095 Open Offer Shares at 14p per Ordinary Share

1. Introduction

Pursuant to the Placing Agreement, HSBC has conditionally placed firm the Firm Placing Shares on the terms and subject to the conditions set out in the Placing Agreement. In order to give Qualifying Holders the opportunity to acquire Open Offer Shares at the Issue Price, HSBC, on behalf of Lupus, is by way of this letter, and the Application Form which accompanies this document, making the Open Offer of up to 79,232,095 Open Offer Shares, of which 54,373,895 have also been conditionally placed subject to clawback to meet demand under the Open Offer. A summary of the main terms of the Placing Agreement is set out in paragraph 11 of Part 12 of this document. The Placing and Open Offer has been underwritten by HSBC.

The number of Open Offer Shares available for acquisition by Qualifying Holders under the Open Offer has been limited to 20.9 per cent. of the New Ordinary Shares in view of the Directors' continuing desire to attract new institutional and other investors to Lupus.

In addition to funding the Acquisition, the Placing and Open Offer have been structured in a way that is expected to have the effect of creating distributable reserves equal to the net proceeds of the Placing and Open Offer less the par value of the New Ordinary Shares issued by Lupus. Lupus and HSBC have agreed to subscribe for ordinary shares in Newco. HSBC will then apply monies that they receive from Qualifying Shareholders acquiring New Ordinary Shares under the Placing and Open Offer, after deducting commissions, to subscribe for redeemable preference shares in Newco. Lupus will allot and issue the New Ordinary Shares to those persons entitled thereto in consideration of HSBC transferring its holding of redeemable preference shares in Newco and its holding of ordinary shares in Newco to Lupus. Accordingly, instead of receiving cash as consideration for the issue of the New Ordinary Shares, at the conclusion of the Placing and Open Offer, Lupus will own the entire issued share capital of Newco whose only asset will be its cash reserves, which will represent an amount equivalent to the net proceeds of the Placing and Open Offer. Lupus will be able to utilise this amount by redeeming the redeemable preference shares it holds in Newco and, during any interim period prior to redemption, by procuring that Newco lends the amount to Lupus. The structure of the Placing and Open Offer is expected to have the effect of creating distributable reserves equal to the proceeds of the Placing and Open Offer less the par value of the New Ordinary Shares issued by Lupus. It should be possible for Lupus to declare dividends from the distributable reserves created in the future, provided that Lupus has sufficient cash resources to fund such dividends, the distributable reserves have not otherwise been reduced, and the Directors consider it appropriate to declare such dividends.

2. The Open Offer

As agent for and on behalf of Lupus, HSBC hereby invites Qualifying Holders, on the terms and subject to the conditions set out in this letter and, where relevant, in the accompanying Application Form, to apply to acquire up to 79,232,095 Open Offer Shares in aggregate at 14p per share (payable in full in cash on application and free of all expenses). Each Qualifying Holder may apply to acquire any number of Open Offer Shares up to their *pro rata* entitlement which shall be calculated on the following basis:

1 Open Offer Share for every 3 Existing Ordinary Shares

registered in their name at the close of business on the Record Date and so in proportion for any greater or lesser number of Existing Ordinary Shares then held. Entitlements will be rounded down to the nearest whole number and any fractional entitlements to Open Offer Shares will be disregarded in calculating Qualifying Holders' *pro rata* entitlements and will be aggregated and made available to Qualifying Holders under the Excess Application Facility. Qualifying Holders may apply to acquire less than their Basic Entitlement should they so wish. **In addition, Qualifying Holders may also apply to acquire Excess Shares using the Excess Application Facility.**

Qualifying Holders with holdings of Existing Ordinary Shares in both certificated and uncertificated form, or with holdings under different designations, will be treated as having separate holdings for the purpose of calculating *pro rata* entitlements under the Open Offer.

The action to be taken in relation to the Open Offer depends on whether, at the time at which the application and payment is made, Qualifying Holders have a Non-CREST Application Form in respect of their entitlement under the Open Offer or have Open Offer Entitlements credited to their stock account in CREST in respect of such entitlement. Qualifying non-CREST Holders should refer to paragraphs 3.1(A) to (E) of this Part 6. Qualifying CREST Holders should refer to paragraphs 3.2(A) to (K) of this Part 6 and also to the CREST Manual for further information on the CREST procedures referred to below.

The Placing Shares have been conditionally placed by HSBC as broker to Lupus with institutional and other investors at the Issue Price but the Conditional Placing Shares are subject to recall to satisfy valid applications under the Open Offer.

Qualifying Holders should be aware that the Open Offer is not a rights issue. Qualifying CREST Holders should note that although the Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of entitlements under the Open Offer may only be made by the Qualifying Holder originally entitled or by a person entitled by virtue of a *bona fide* market claim raised by CRESTCo's claims processing unit. Qualifying non-CREST Holders should note that the Non-CREST Application Form is not a negotiable document and cannot be traded. Open Offer Shares not applied for under the Open Offer will not be tradeable or sold in the market for the benefit of Qualifying Holders who do not apply under the Open Offer. Any Open Offer Shares which are not applied for under the Open Offer will be taken up by institutional investors with whom they have been conditionally placed pursuant to the Placing.

The Placing and the Open Offer are subject to, *inter alia*, the satisfaction of the following conditions on or before 8.00 a.m. on 4 April 2006 or such later time and/or date (not, subject to the terms of the Placing Agreement as summarised in paragraph 11 of Part 12 of this document, being later than 18 April 2006) as Lupus and HSBC may agree:

(i) the passing of Resolutions 1 to 5;

(ii) Admission having become effective by no later than 8.00 a.m. on 4 April 2006 (or such later time and/or date, being, subject to the terms of the Placing Agreement as summarised in paragraph 11 of Part 12 of this document, not later than 8.00 a.m. on 18 April 2006 as Lupus and HSBC may agree).

Application will be made for the New Ordinary Shares (including the Open Offer Shares) to be admitted to trading on AIM. Admission is expected to occur on 4 April 2006, when dealings in the New Ordinary Shares (including the Open Offer Shares) are expected to begin.

Overseas Holders are referred to the section entitled "Overseas Holders" set out in paragraph 7 below.

The Existing Ordinary Shares are in registered form and, up until suspension, were listed on the Official List and were and are not trading on any other exchange. The Open Offer Shares will also be in registered form, will be issued credited as fully paid and will rank *pari passu* in all respects with the Existing Ordinary Shares, including the entitlement to receive dividends. The Open Offer Shares will be issued only pursuant to the Placing and Open Offer and will not otherwise be marketed or made available in whole or in part to the public.

Based on the Issue Price and after taking account of the expenses of the Placing and Open Offer, the net proceeds of the Placing and Open Offer will amount to approximately £51.7 million.

If the Placing and the Open Offer do not become unconditional, the Existing Ordinary Shares will remain listed on the Official List, no Open Offer Shares or Placing Shares will be issued, and all monies received by the Receiving Agent will be returned to applicants, without interest, as soon as practicable.

3. Procedure for Application and Payment

The action to be taken by Qualifying Holders in relation to the Open Offer depends on whether, at the relevant time, a Qualifying Holder has a Non-CREST Application Form in respect of their entitlement under the Open Offer or is a Qualifying CREST Holder.

CREST sponsored members should refer to their CREST sponsor, as only their CREST sponsor will be able to take the necessary action specified below to apply under the Open Offer in respect of the Open Offer Entitlements of such members held in CREST. CREST members who wish to apply under the Open Offer in respect of their Open Offer Entitlements in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below.

Subject to the provisions of paragraph 9 of this letter entitled "Settlement and dealings", Qualifying Holders who hold their Existing Ordinary Shares in certificated form will be allotted Open Offer Shares in certificated form to the extent that their entitlement to the Open Offer Shares arises as a result of holding Existing Ordinary Shares in certificated form. Qualifying Holders who hold part of their Existing Ordinary Shares in uncertificated form will be allotted Open Offer Shares in uncertificated form to the extent that their entitlement to the Open Offer Shares arises as a result of holding Existing Ordinary Shares in uncertificated form.

If for any reason it becomes necessary to adjust the expected timetable as set out in this document, Lupus will make an appropriate announcement to a regulatory information service giving details of the revised dates.

If you do not wish to apply to acquire Open Offer Shares, you should not complete and return either Application Form. You are, however, encouraged to vote at the EGM by completing and returning the Form of Proxy.

3.1 ***If you have a Non-CREST Application Form in respect of your entitlement under the Open Offer***

(A) *General*

Qualifying non-CREST Holders will have received a Non-CREST Application Form enclosed with this document. The Non-CREST Application Form shows the number of Existing Ordinary Shares registered in their name at the close of business on the Record Date. It also shows the maximum number of Open Offer Shares for which they are entitled to apply under the Open Offer, as shown by the total number of Open Offer Entitlements allocated to them. Qualifying non-CREST Holders may apply for less than their maximum entitlement should you wish to do so. Qualifying non-CREST Holders may also apply for Excess Shares under the Excess Application Facility. Qualifying non-CREST Holders may also hold such a Non-CREST Application Form by virtue of a *bona fide* market claim.

The instructions and other terms set out in the Non-CREST Application Form form part of the terms of the Open Offer.

(B) *Market claims*

Applications to acquire Open Offer Shares may only be made on the Non-CREST Application Form and may only be made by the Qualifying non-CREST Holder named in it or by a person entitled by virtue of a *bona fide* market claim in relation to a purchase of Existing Ordinary Shares through the market prior to the date upon which the Existing Ordinary Shares were marked "ex" the entitlement to participate in the Open Offer, being 6 March 2006. Non-CREST Application Forms may be split, but only to satisfy *bona fide* market claims, up to 3.00 p.m. on 23 March 2006. The Non-CREST Application Form is not a negotiable document and cannot be separately traded. A Qualifying non-CREST Holder who has sold or otherwise transferred all or part of his holding of Existing Ordinary Shares prior to 6 March 2006, being the date upon which the Existing Ordinary Shares were marked "ex" the entitlement to participate in the Open Offer, should consult his broker or other professional

adviser as soon as possible, as the invitation to acquire Open Offer Shares under the Open Offer may be a benefit which may be claimed by the transferee from his counterparty. Qualifying non-CREST Holders who have sold all or part of their registered holdings should, if the market claim is to be settled outside CREST, complete Box 10 on the Non-CREST Application Form and immediately send it to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The Non-CREST Application Form should not, however, subject to certain exceptions, be forwarded to or transmitted in or into the United States, Australia, Canada or Japan.

If the market claim is to be settled outside CREST, the beneficiary of the claim should follow the procedures set out in the accompanying Non-CREST Application Form. If the market claim is to be settled in CREST, the beneficiary of the claim should follow the procedures set out in paragraph 3.2(F) below.

(C) *Excess Applications*

Qualifying Holders may apply to acquire Excess Shares using the Excess Application Facility, should they wish. Qualifying non-CREST Holders wishing to apply for Excess Shares may do so by completing Box 3 of the Non-CREST Application Form. The total number of Open Offer Shares will not be increased in response to such excess applications. Excess applications will therefore only be satisfied to the extent that other Qualifying Holders do not apply for their Basic Entitlements in full or where fractional entitlements have been aggregated and made available under the Excess Application Facility. Excess Shares will be allocated in response to excess applications in the absolute discretion of Lupus. To the extent that applications from Qualifying Holders exceed 79,232,095 Ordinary Shares, all applications under the Excess Application Facility shall be scaled back in such manner as Lupus shall in its absolute discretion determine. It is intended that excess applications will be satisfied *pro rata* (or as nearly as practicable) to the relevant Qualifying Holder's Basic Entitlement. Excess monies in respect of scaled down applications will be returned to the applicant (at the applicant's risk) without interest within 14 days following 4 April 2006 by way of cheque or CREST payment, as appropriate.

(D) *Application procedures*

Qualifying non-CREST Holders wishing to apply to acquire all or any of the Open Offer Shares to which they are entitled should complete the Non-CREST Application Form in accordance with the instructions printed on it. Completed Non-CREST Application Forms should be posted in the accompanying reply paid envelope or delivered by hand (during normal business hours only) to Capita Registrars, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH, with a cheque or banker's draft drawn in sterling on a bank or building society in the UK which is either a member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques or banker's drafts to be cleared through the facilities provided for members of any of those companies. Such cheques or banker's drafts must bear the appropriate sort code in the top right-hand corner and must be for the full amount payable on application. Applications must be received by Capita Registrars (at the address detailed above) no later than 11.00 a.m. on 27 March 2006, after which time Non-CREST Application Forms will not be valid. Once submitted, applications are irrevocable. If a Non-CREST Application Form is being sent by post in the UK, Qualifying Holders are recommended to allow at least four working days for delivery. Cheques should be made payable to "Capita IRG Plc re: HSBC-Lupus Capital plc Open Offer" and crossed " A/C Payee Only". It is a condition of application that cheques will be honoured on first presentation and Lupus may in its absolute discretion elect not to treat as valid any application in respect of which a cheque is not so honoured. HSBC and Lupus may, in their sole discretion but shall not be obliged to, treat a Non-CREST Application Form as valid and binding on the person by whom or on whose behalf it is lodged, even if not completed in accordance with the relevant instructions or not accompanied by a valid power of attorney where required, or if it otherwise does not strictly comply with the terms and conditions of the Open Offer. HSBC and Lupus further

reserve the right (but shall not be obliged) to accept either Application Forms received after 11.00 a.m. on 27 March 2006 but not later than 8.00 a.m. on 4 April 2006 with the envelope bearing a legible postmark not later than 11.00 a.m. on 27 March 2006 or applications in respect of which remittances are received before 8.00 a.m. on 4 April 2006 from authorised persons (as defined in the FSMA) specifying the Open Offer Shares applied for and undertaking to lodge the Non-CREST Application Form in due course but, in any event, within two business days. Multiple applications will not be accepted.

Cheques and banker's drafts are liable to be presented for payment upon receipt. If they are presented before the conditions of the Open Offer are fulfilled, the application monies will be kept in a separate bank account until the conditions are fully met. If the conditions of the Open Offer are not fulfilled on or before 8.00 a.m. on 4 April 2006, or such later date as Lupus and HSBC may agree (being no later than 8.00 a.m. on 18 April 2006), the Open Offer will lapse and all application monies will be returned without interest by crossed cheque in favour of the first named applicant through the post **at the risk of the applicant(s)** as soon as is practicable after that date. Interest earned on monies held in the separate bank account will be retained for the benefit of HSBC.

Cheques, which must be drawn on the personal account where you have sole or joint title to the funds, should be made payable to Capital IRG Plc re: Lupus Capital Plc. Third party cheques, other than building society cheques or bankers' drafts, where the building society or bank has confirmed that you have title to the underlying funds, will not be accepted. Payments must be made by cheque or bankers' draft in pounds sterling drawn on a branch in the United Kingdom of a bank or building society which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques to be cleared through the facilities provided for the members of any of those companies and must bear the appropriate sort code in the top right-hand corner. Cheques may be cashed immediately upon receipt. Post-dated cheques will not be accepted.

(E) *Effect of application*

All documents and remittances sent by post by or to an applicant (or as the applicant may direct) will be sent at the applicant's own risk. By completing and delivering a Non-CREST Application Form the applicant:

(i) agrees that all applications and contracts resulting there from, under the Open Offer shall be governed by and construed in accordance with, the laws of England;

(ii) confirms that in making the application the applicant is not relying on any information or representation other than that contained in this document, and the applicant accordingly agrees that no person responsible solely or jointly for this document or any part thereof shall have any liability for any such information or representation not so contained; and

(iii) represents and warrants that if the applicant received some or all of their Open Offer Entitlements from a person other than Lupus, the applicant is entitled to apply under the Open Offer in relation to such Open Offer Entitlements by virtue of a *bona fide* market claim.

All enquiries in connection with the procedure for application and completion of the Non-CREST Application Form should be addressed to Capita Registrars, Corporate Actions at PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH (Telephone 0870 162 3121, or if calling from overseas +44 20 8639 2157). Please note Capita Registrars cannot provide financial advice on the merits of the Open Offer or as to whether applicants should take up their entitlement.

Qualifying Holders who do not wish to apply for the Open Offer Shares under the Open Offer, should take no action and should not complete or return the Non-CREST Application Form. Qualifying Holders are, however, encouraged to vote at the Extraordinary General Meeting by completing and returning the enclosed Form of Proxy.

3.2 ***If you have Open Offer Entitlements credited to your stock account in CREST in respect of your entitlement under the Open Offer***

(A) *General*

Subject as provided in paragraph 7 of this Part 6 in relation to certain Overseas Holders, each Qualifying CREST Holder will receive a credit to his stock account in CREST of his Open Offer Entitlements equal to the maximum number of Open Offer Shares for which he is entitled to apply to acquire under the Open Offer.

The CREST stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Ordinary Shares held on the Record Date by the Qualifying CREST Holder in respect of which the Open Offer Entitlements have been allocated. If for any reason the Open Offer Entitlements cannot be admitted to CREST by, or the stock accounts for Qualifying CREST Holders cannot be credited by, 3.00 p.m. or such later time as Lupus may decide on 7 March 2006, a Non-CREST Application Form will be sent to each Qualifying CREST Holder in substitution for the Open Offer Entitlements credited to his stock account in CREST. In these circumstances the expected timetable as set out in this document will be adjusted as appropriate and the provisions of this document applicable to Qualifying non-CREST Holders with Non-CREST Application Forms will apply to Qualifying CREST Holders who receive Non-CREST Application Forms.

CREST members who wish to apply to acquire some or all of their entitlements to Open Offer Shares should refer to the CREST Manual for further information on the CREST procedures referred to below. Should you need advice with regard to these procedures, please contact Capita Registrars on telephone number 0870 162 3121, or, if calling from overseas, +44 20 8639 2157. If you are a CREST sponsored member you should consult your CREST sponsor if you wish to apply for Open Offer Shares as only your CREST sponsor will be able to take the necessary action to make this application in CREST.

(B) *Market claims*

The Open Offer Entitlements will constitute a separate security for the purposes of CREST. Although Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of Open Offer Entitlements may only be made by the Qualifying Holder originally entitled or by a person entitled by virtue of a *bona fide* market claim transaction. Transactions identified by the CREST Claims Processing Unit as "cum" the Open Offer entitlement will generate an appropriate market claim transaction and the relevant Open Offer Entitlement(s) will thereafter be transferred accordingly.

(C) *Excess Applications*

Qualifying Holders may apply to acquire Excess Shares using the Excess Application Facility, should they wish. Qualifying CREST Holders wishing to apply to acquire Excess Shares may do so by completing the CREST Excess Application Form. The total number of Open Offer Shares will not be increased in response to such excess applications. Excess applications will therefore only be satisfied to the extent that other Qualifying Holders do not apply for their Basic Entitlements in full or where fractional entitlements have been aggregated and made available under the Excess Application Facility. Excess Shares will be allocated in response to excess applications in the absolute discretion of Lupus. To the extent that applications from Qualifying Holders exceed 79,232,095 Ordinary Shares, all applications under the Excess Application Facility will be scaled back in such manner as Lupus shall in its absolute discretion determine. It is intended that excess applications will be satisfied pro rata (or as nearly as practicable) to the relevant Qualifying Holder's Basic Entitlement. Excess monies in respect of scaled down applications will be returned to the applicant (at the applicant's risk) without interest within 14 days following 4 April 2006 by way of cheque or CREST payment, as appropriate.

Completed CREST Excess Application Forms should be posted in the accompanying reply paid envelope or delivered by hand (during normal business hours only) to Capita Registrars, Corporate Actions at PO Box 166, The Registry, 34 Beckenham Road, Beckenham,

Kent BR3 4TH, with a cheque or banker's draft drawn in sterling on a bank or building society in the UK which is either a member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques or banker's drafts to be cleared through the facilities provided for members of any of those companies. Such cheques or banker's drafts must bear the appropriate sort code in the top right-hand corner and must be for the full amount payable on application. Applications must be received by Capita Registrars (at the address detailed above) no later than 11.00 a.m. on 27 March 2006, after which time CREST Excess Application Forms will not be valid.

All enquiries in connection with the procedure for application and completion of the CREST Excess Application Form should be addressed to Capita Registrars, Corporate Actions at PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH (Telephone 0870 162 3121, or if calling from overseas +44 20 8639 2157). Please note Capita Registrars cannot provide financial advice on the merits of the Open Offer or as to whether applicants should take up their entitlement.

(D) *USE Instructions*

CREST members who wish to apply for Open Offer Shares in respect of all or some of their Open Offer Entitlements in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) an Unmatched Stock Event ("USE") instruction to CRESTCo which, on its settlement, will have the following effect:

(i) the crediting of a stock account of Capita Registrars under the participant ID and member account ID specified below, with a number of Open Offer Entitlements corresponding to the number of Open Offer Shares applied for; and

(ii) the creation of a CREST payment, in accordance with the CREST payment arrangements in favour of the payment bank of Capita Registrars in respect of the amount specified in the USE instruction which must be the full amount payable on application for the number of Open Offer Shares referred to in (i) above.

(E) *Content of USE instruction*

The USE instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i) the number of Open Offer Shares for which application is being made (and hence the number of the Open Offer Entitlement(s) being delivered to Capita Registrars);

(ii) the ISIN of the Open Offer Entitlement. This is GB00B0ZF5V57;

(iii) the participant ID of the accepting CREST member;

(iv) the member account ID of the accepting CREST member from which the Open Offer Entitlements are to be debited;

(v) the participant ID of Capita Registrars in its capacity as a CREST receiving agent. This is 7RA33;

(vi) the member account ID of Capita Registrars in its capacity as a CREST receiving agent. This is LUPUS;

(vii) the amount payable by means of a CREST payment on settlement of the USE instruction. This must be the full amount payable on application for the number of Open Offer Shares referred to in (i) above;

(viii) the intended settlement date. This must be on or before 11.00 a.m. on 27 March 2006; and

(ix) the Corporate Action Number for the Open Offer. This will be available by viewing the relevant corporate action details in CREST.

In order for an application under the Open Offer to be valid, the USE instruction must comply with the requirements as to authentication and contents set out above and must settle on or before 11.00 a.m. on 27 March 2006.

In order to assist prompt settlement of the USE instruction, CREST members (or their sponsors, where applicable) may consider adding the following non-mandatory fields to the USE instruction: (i) a contact name and telephone number (in the free format shared note field); and (ii) a priority of at least 80.

CREST members and, in the case of CREST sponsored members, their CREST sponsors, should note that the last time at which a USE instruction may settle on 27 March 2006 in order to be valid is 11.00 a.m. on that day.

In the event that the Placing and Open Offer do not become unconditional by 8.00 a.m. on 4 April 2006 or such later time and date as Lupus and HSBC shall agree (being no later than 8.00 a.m. on 18 April 2006), the Placing and Open Offer will lapse, the Open Offer Entitlements admitted to CREST will be disabled and Capita Registrars will refund the amount paid by a Qualifying CREST Holder by way of a CREST payment, without interest, within 14 days thereafter. The interest earned on such monies will be retained for the benefit of HSBC.

(F) *Deposit of Open Offer Entitlements into, and withdrawal from, CREST*

A Qualifying non-CREST Holder's entitlement under the Open Offer as shown by the number of Open Offer Entitlements set out in his Non-CREST Application Form may be deposited into CREST (either into the account of the Qualifying Holder named in the Non-CREST Application Form or into filename of a person entitled by virtue of a *bona fide* market claim). Similarly, Open Offer Entitlements held in CREST may be withdrawn from CREST so that the entitlement under the Open Offer is reflected in a Non-CREST Application Form. Normal CREST procedures (including timings) apply in relation to any such deposit or withdrawal, subject (in the case of a deposit into CREST) as set out in the Non-CREST Application Form.

A holder of a Non-CREST Application Form who is proposing to deposit the entitlement set out in such form into CREST is recommended to ensure that the deposit procedures are implemented in sufficient time to enable the person holding or acquiring the Open Offer Entitlements following their deposit into CREST to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 27 March 2006.

In particular, having regard to normal processing times in CREST and on the part of Capita Registrars, the recommended latest time for depositing a Non-CREST Application Form with the CREST Courier and Sorting Service, where the person entitled wishes to hold the entitlement under the Open Offer set out in such Non-CREST Application Form as Open Offer Entitlements in CREST, is 3.00 p.m. on 22 March 2006, and the recommended latest time for receipt by CRESTCo of a dematerialised instruction requesting withdrawal of Open Offer Entitlements from CREST is 11.00 a.m. on 20 March 2006, in either case so as to enable the person acquiring or (as appropriate) holding the Open Offer Entitlements following the deposit or withdrawal (whether as shown in a Non-CREST Application Form or held in CREST) to take all necessary steps in connection with applying in respect of the Open Offer Entitlements prior to 11.00 a.m. on 27 March 2006.

Delivery of a Non-CREST Application Form with the CREST deposit form duly completed whether in respect of a deposit into the account of the Qualifying Holder named in the Non-CREST Application Form or into the name of another person, shall constitute a representation and warranty to Lupus and Capita Registrars by the relevant CREST member(s) that it/they is/are not in breach of the provisions of the notes under the paragraph headed "Instructions for depositing entitlements under the Open Offer into CREST" on page 2 of the Non-CREST Application Form, and a declaration to Lupus and Capita Registrars from the relevant CREST member(s) that it/they is/are not citizen(s) or resident(s) of the United States, Australia, Canada or Japan and, where such deposit is made by a beneficiary

of a market claim, a representation and warranty that the relevant CREST member(s) is/are entitled to apply under the Open Offer by virtue of a *bona fide* market claim.

(G) *Validity of application*

A USE instruction complying with the requirements as to authentication and contents set out above which settles by no later than 11.00 a.m. on 27 March 2006 will constitute a valid application under the Open Offer.

(H) *CREST procedures and timings*

CREST members and (where applicable) their CREST sponsors should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of a USE instruction and its settlement in connection with the Open Offer. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) such action as shall be necessary to ensure that a valid application is made as stated above by 11.00 a.m. on 27 March 2006. In this connection CREST members and (where applicable) their CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(I) *Incorrect or incomplete applications*

If a USE instruction includes a CREST payment for an incorrect sum, Lupus through Capita Registrars reserves the right:

(i) to reject the application in full and refund the payment to the CREST member in question;

(ii) in the case that an insufficient sum is paid, to treat the application as a valid application for such lesser whole number of Open Offer Shares as would be able to be applied for with that payment at the Issue Price, refunding any unutilised sum to the CREST member in question; and

(iii) in the case that an excess sum is paid, to treat the application as a valid application for all the Open Offer Shares referred to in the USE instruction, refunding any unutilised sum to the CREST member in question.

(J) *Effect of valid application*

A CREST member who makes or is treated as making a valid application in accordance with the above procedures will thereby:

(i) pay the amount payable on application in accordance with the above procedures by means of a CREST payment in accordance with the CREST payment arrangements (it being acknowledged that the payment to Capita Registrars' payment bank in accordance with the CREST payment arrangements shall, to the extent of the payment, discharge in full the obligation of the CREST member to pay to Lupus the amount payable on application);

(ii) request that the Open Offer Shares to which he will become entitled be issued to him on the terms set out in this document and subject to the memorandum and articles of association of Lupus;

(iii) agree that all applications and contracts resulting therefrom under the Open Offer shall be governed by, and construed in accordance with, the laws of England;

(iv) represent and warrant that he is not applying on behalf of any Shareholder, who is a citizen or resident or which is a corporation, partnership or other entity created or organised in or under any laws of the United States, Australia, Canada or Japan and he is not applying with a view to reoffering, reselling, transferring or delivering any of the Open Offer Shares which are the subject of this application to, or for the benefit of, a Shareholder who is a citizen or resident or which is a corporation, partnership or

other entity created or organised in or under any laws of the United States, Australia, Canada or Japan except where proof satisfactory to Lupus has been provided to Lupus that he is able to accept the invitation by Lupus free of any requirement which it (in its absolute discretion) regards as unduly burdensome, nor acting on behalf of any such person on a nondiscretionary basis nor (a) person(s) otherwise prevented by legal or regulatory restrictions from applying for Open Offer Shares under the Open Offer;

(v) represent and warrant that he is not and nor is he applying as nominee or agent for, a person who is or may be liable to notify and account for tax under the Stamp Duty Reserve Tax Regulations 1986 at any of the increased rates referred to in Section 93 (depository receipts) or Section 96 (clearance services) of the Finance Act 1986;

(vi) confirm that in making such application he is not relying on any information in relation to Lupus other than that contained in this document and agrees that no person responsible solely or jointly for this document or any part thereof or involved in the preparation thereof, shall have any liability for any such other information and further agree that having had the opportunity to read this document, he will be deemed to have had notice of all the information concerning Lupus contained therein; and

(vii) represent and warrant that he is the Qualifying Holder originally entitled to the Open Offer Entitlements or that he has received such Open Offer Entitlements by virtue of a *bona fide* market claim.

(K) *Company's discretion as to the rejection and validity of applications*

Lupus may in its sole discretion:

(i) treat as valid (and binding on the CREST member concerned) an application which does not comply in all respects with the requirements as to validity set out or referred to in this Part 6;

(ii) accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid application in substitution for or in addition to a USE instruction and subject to such further terms and conditions as Lupus may determine;

(iii) treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid application if, at the time at which Capita Registrars receives a properly authenticated dematerialised instruction giving details of the first instruction or thereafter, either Lupus or Capita Registrars have received actual notice from CRESTCo of any of the matters specified in Regulation 35(5)(a) of the CREST Regulations in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(iv) accept an alternative instruction or notification from a CREST member or CREST sponsored member or (where applicable) a CREST sponsor, or extend the time for settlement of a USE instruction or any alternative instruction or notification, in the event that, for reasons or due to circumstances outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to apply for Open Offer Shares by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST) or on the part of the facilities and/or systems operated by Capita Registrars in connection with CREST.

4. Money laundering regulations

4.1 ***Holders of Application Forms***

If the value of the Open Offer Shares applied for by a Qualifying Holder is £10,000 or more (or is one of a series of linked applications, the aggregate value of which exceeds that amount), the

Money Laundering Regulations 2003 will apply. Lupus, HSBC or Capita Registrars on their behalf, may in their absolute discretion require verification of identity from persons lodging the Application Forms and making payment by way of cheque or banker's draft drawn on an account in the name of a person or persons other than the applicant, to ensure compliance with all applicable money laundering regulations. For UK applicants, verification of identity may be sought from your bankers or from another reputable institution or professional adviser. Failure to provide the necessary evidence of identity may result in applications being treated as invalid or in delaying acceptance of an application. If by 11.00 a.m. on 27 March 2006, Lupus or Capita Registrars have not received evidence satisfactory to them, Lupus may, in its absolute discretion, reject the application, in which event application monies will be returned without interest and at the applicant's risk to the account of the drawee bank from which such monies were originally debited.

Cheques, which must be drawn on the personal account where you have sole or joint title to the funds, should be made payable to "Capita IRG Plc re: HSBC-Lupus Capital plc Open Offer". Third party cheques, other than building society cheques or bankers' drafts, where the building society or bank has confirmed that you have title to the underlying funds, will not be accepted. Payments must be made by cheque or bankers' draft in pounds sterling drawn on a branch in the United Kingdom of a bank or building society which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques to be cleared through the facilities provided for the members of any of those companies and must bear the appropriate sort code in the top right-hand corner. Cheques may be cashed immediately upon receipt. Post-dated cheques will not be accepted.

If applicants are making an application as agent for one or more persons and are not a UK or EC regulated person or institution, then, irrespective of the value of the application, Capita Registrars is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made.

By lodging an Application Form, each Qualifying Holder undertakes to provide such evidence of its identity at the time of lodging the Application Form or, at the absolute discretion of Lupus and HSBC, at such specified time thereafter as may be requested to ensure compliance with the Money Laundering Regulations 2003.

Capita Registrars is entitled, in its absolute discretion, to determine whether verification of identity requirements apply to any applicant and whether such requirements have been satisfied. Neither Capita Registrars nor Lupus nor HSBC shall be responsible or liable to any person for any loss or damage suffered as a result of the exercise of their discretion hereunder.

4.2 *Open Offer Entitlements in CREST*

If you hold your Open Offer Entitlements in CREST and apply for Open Offer Shares in respect of all or some of your Open Offer Entitlements as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), then, irrespective of the value of the application, Capita Registrars is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Capita Registrars before sending any USE or other instruction so that appropriate measures may be taken.

Submission of a USE instruction which on its settlement constitutes a valid application as described above constitutes a warranty and undertaking by the applicant to provide promptly to Capita Registrars such information as may be specified by Capita Registrars as being required for the purposes of the Money Laundering Regulations 2003. Pending the provision of evidence satisfactory to Capita Registrars as to identity, Capita Registrars may in its absolute discretion take, or omit to take, such action as it may determine to prevent or delay issue of the Open Offer Shares concerned. If satisfactory evidence of identity has not been provided within a reasonable time, then the application for the Open Offer Shares represented by the USE instruction will not be valid. This is without prejudice to the right of Lupus to take proceedings to recover any loss suffered by it as a result of failure to provide satisfactory evidence.

If you have any doubt as to the procedure for acceptance and payment, you should contact Capita Registrars on telephone number 0870 162 3121. This helpline will not provide any investment advice concerning the merits of the Open Offer or whether or not you should make an application under the Open Offer. If you are in any doubt as to whether or not you should apply for any Open Offer Shares you should consult your independent financial adviser immediately.

5. No public offering outside the United Kingdom

Neither Lupus nor HSBC has taken or will take any action in any jurisdiction that would permit a public offering of New Ordinary Shares in any jurisdiction where action for the purpose is required, other than in the United Kingdom.

6. Withdrawal Rights

Persons wishing to exercise statutory withdrawal rights after the issue by Lupus of a prospectus supplementing the Prospectus must do so by lodging a written notice of withdrawal (which shall not include a notice sent by facsimile or any other form of electronic communication) which must include the full name and address of the person wishing to exercise statutory withdrawal rights and, if such person is a CREST member, the participant ID and the member account ID of such CREST member, with Capita Registrars IRG Plc, Corporate Actions at The Registry, PO Box 166, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to be received no later than two Business Days after the date on which the supplementary prospectus is published. Notice of withdrawal given by any other means or which is deposited with Capita Registrars after expiry of such period will not constitute a valid withdrawal, provided that Lupus will not permit the exercise of withdrawal rights after payment by the relevant Shareholder for the Open Offer Shares applied for in full and the allotment of New Ordinary Shares to such Shareholder becoming unconditional. In such event, Shareholders are advised to seek independent legal advice.

7. Overseas Holders

7.1 *General*

The making of the Open Offer to Qualifying Holders who are resident in, or citizens of, or which are corporations, partnerships or other entities created or organised under the laws of, countries other than the United Kingdom may be affected by the laws or regulatory requirements of the relevant jurisdictions. Such Overseas Holders should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to accept the Open Offer and/or apply for Open Offer Shares.

As a result of restrictions applicable to any holder of Existing Ordinary Shares with registered or mailing addresses in the United States, Canada, Australia or Japan, their territories or possessions, Application Forms are not being sent to any such holders of Existing Ordinary Shares.

No person receiving a copy of this document and/or an Application Form and/or a credit of Open Offer Entitlements to a stock account in CREST in any territory other than the United Kingdom, may treat the same as constituting an invitation or offer to him to subscribe, nor should he in any event use such Application Form or credit of Open Offer Entitlements to a stock account in CREST, unless, in the relevant territory, such an invitation or offer could lawfully be made to him or the Application Forms or credit of Open Offer Entitlements to a stock account in CREST could lawfully be used without contravention of any registration or regulation or other legal requirements. No Open Offer Entitlements may be credited to the stock account in CREST of certain Overseas Holders unless they can prove to the satisfaction of Lupus that such action would not result in contravention of any applicable legal requirements. Receipt of this document and/or an Application Form or the crediting of Open Offer Entitlements to a stock account in CREST will not constitute an offer in those territories in which it would be unlawful to make such an offer and, in such circumstances, this document and/or the Application Form will be treated as confidential, sent for information purposes only and for the purpose of giving notice of the EGM and should not be copied or distributed.

It is the responsibility of any Overseas Holder receiving a copy of this document and/or either of the Application Forms and/or receiving a credit of Open Offer Entitlements to a stock account in CREST and wishing to take up the Open Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant territory in connection therewith, including

obtaining all governmental or other consents which may be required, observing all other requisite formalities that need to be observed in such territory, and paying all issue, transfer or other taxes payable in such territory. If you are in any doubt as to your position you should consult your independent professional advisers.

Persons (including, without limitation, nominees and trustees) receiving Application Forms and/or receiving a credit of Open Offer Entitlements to a stock account in CREST should not, in connection with the Open Offer, distribute or send the Application Form or transfer the Open Offer Entitlements into any jurisdiction where to do so would or might contravene local securities laws or regulations. If Application Forms and/or credit of Open Offer Entitlements to a stock account in CREST is received by a person in any such jurisdiction or by the agent or nominee of such a person, he must not seek to apply for Open Offer Shares except pursuant to an express agreement with Lupus. Any person who does forward Application Forms or transfer the Open Offer Entitlements into any such jurisdiction, whether pursuant to a contractual or legal obligation or otherwise, should draw the attention of the recipient to the contents of this paragraph 7.

Lupus and HSBC reserve the right (but shall not be obliged) to reject a purported application for Open Offer Shares under the Open Offer in a particular case if they believe doing so may violate applicable legal or regulatory requirements. The provisions of this paragraph 7 and/or any other terms of the Open Offer relating to Overseas Holders may be waived, varied or modified as regards (a) specific holders of Existing Ordinary Shares or (b) on a general basis by Lupus and HSBC in their absolute discretion (and on such terms and conditions as they may think fit). All payments under the Open Offer must be made in pounds sterling.

7.2 *United States*

For the purposes of this document a "US person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organised in or under the laws of the United States and an estate or trust the income of which is subject to United States federal income taxation regardless of its source; provided, however, that the term "US person" does not include a branch or agency of a US bank or insurance company that is operating outside the United States for valid business reasons as a locally regulated branch or agency engaged in the banking or insurance business and not solely for the purpose of investing in securities not registered under the United States Securities Act of 1933 as amended ("the US Securities Act").

The Open Offer Shares and the Application Forms have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction or state of the United States. Accordingly, except in a transaction which is exempt under the legislation, the Open Offer Shares and the Application Forms and/or Open Offer Entitlements may not be directly or indirectly offered, sold, renounced, transferred, taken up or delivered, directly or indirectly, in or into the United States or to or for the benefit of US persons (as defined under Regulation S of the US Securities Act). This document shall not constitute an offer to sell or the solicitation of an offer to buy any of the Open Offer Shares in the United States.

Envelopes containing either Application Form should not be postmarked in the United States or otherwise despatched from the United States. Persons will be deemed to have made an invalid application if they submit an Application Form in an envelope postmarked in the United States or have provided an address in the United States for registration, or do not make the representation and warranty set out in the Application Form to the effect that such person is not in the United States, is not a US person and is not acting for the account or benefit of a US person. The Open Offer is not therefore being made in the United States or to or for the account or benefit of a US person and holders of Existing Ordinary Shares at the Record Date with registered addresses in the United States will not be Qualifying Holders and Application Forms will not be sent to such persons.

7.3 *Canada*

No exemptions in connection with the Open Offer have been or will be obtained from any securities commission or similar regulatory authority in Canada. Accordingly, the Open Offer Shares are not being offered, nor may they be offered or sold, directly or indirectly, in Canada, its territories and possessions and any areas subject to its jurisdiction ("Canada") or to persons resident in Canada.

No prospectus in relation to the Open Offer Shares will be filed with and no relief from applicable securities law requirements will be obtained from the applicable regulatory authority of any province or territory of Canada.

Holders of Existing Ordinary Shares with registered addresses in Canada will not be Qualifying Holders and no Application Forms will be sent to such persons, nor will Open Offer Entitlements be credited to the stock accounts of such persons.

Persons (including without limitation, nominees and trustees) receiving an Application Form and/or Open Offer Entitlements should not distribute, send or transfer it or them to persons resident in Canada. Lupus reserves the right to reject an Application Form from persons whom it believes are residents of Canada or persons who are acquiring Open Offer Shares for resale into Canada.

7.4 *Australia*

No Application Form, advertisement or other offering material in relation to the Open Offer or the Open Offer Shares has been or will be distributed, directly or indirectly, in or into the Commonwealth of Australia, its states, territories or possessions ("Australia"), nor will Open Offer Entitlements be credited to the stock accounts of such persons. No prospectus in relation to the Open Offer Shares has been or will be lodged with or registered by the Australian Securities and Investments Commission. The Open Offer is not being made in Australia. The Open Offer Shares will not be available for subscription or purchase by any resident of Australia (including corporations and other entities organised under the laws of Australia, but not including a permanent establishment of any such corporation or entity located outside Australia).

Holders of Existing Ordinary Shares with registered addresses in Australia will not be Qualifying Holders and no Application Forms will be sent to, nor will Open Offer Entitlements be credited to the stock accounts of, such persons.

7.5 *Japan*

The relevant clearances have not been, and will not be, obtained from the Ministry of Finance of Japan and no circular in relation to the New Ordinary Shares has been or will be lodged with or registered by the Ministry of Finance of Japan. The New Ordinary Shares may not therefore, subject to certain exceptions, be offered or sold, directly or indirectly, in or into Japan. Accordingly, Non-CREST Application Forms are not being sent to, and no Open Offer Entitlements will be credited to a stock account in CREST of, any Shareholder with a registered address in Japan.

8. Taxation

General information relating to UK taxation with regard to Admission and the Placing and Open Offer is summarised in Part 11 of this document. A Shareholder who is in any doubt as to his or her tax position, or is subject to tax in a jurisdiction other than in the UK, should consult a professional tax adviser.

9. Settlement and dealings

The result of the Open Offer is expected to be announced on 4 April March 2006. Application has been made to the London Stock Exchange for the Enlarged Share Capital (including the Open Offer Shares) to be admitted to AIM. Subject to the Placing and Open Offer becoming unconditional in all respects (save only as to Admission), it is expected that Admission will become effective and that dealings in the Open Offer Shares will commence on 4 April 2006. The earliest date for settlement of such dealings will be 4 April 2006. Lupus' Existing Ordinary Shares are already admitted to CREST. Accordingly, no further application for admission to CREST is required for the New Ordinary Shares, all of which, when issued and fully paid, may be held and transferred by means of CREST.

Application has been made for the Open Offer Entitlements to be admitted to CREST. The conditions to such admission having already been met, the Open Offer Entitlements are expected to be admitted to CREST with effect from 7 March 2006. Open Offer Entitlements held in CREST are expected to be disabled in all respects after 11.00 a.m. on 27 March 2006 (the latest date for applications under the Open Offer). If the conditions to the Open Offer described above are satisfied, Open Offer Shares will be issued in uncertificated form to those persons who submitted a valid application for Open Offer Shares by utilising the CREST application procedures and whose applications have been accepted by Lupus on the day on

which such conditions are satisfied (expected to be 4 April 2006). On this day, Capita Registrars will instruct CRESTCo to credit the appropriate stock accounts of such persons with such persons' entitlements to Open Offer Shares with effect from Admission (expected to be 4 April 2006). The stock accounts to be credited will be accounts under the same participant IDs and member account IDs in respect of which the USE instruction was given.

Subject to the conditions of the Open Offer being satisfied or waived, all Open Offer Shares to be issued in uncertificated form are expected to be credited to the appropriate CREST stock account by 4 April 2006. Notwithstanding any other provision of this document, Lupus reserves the right to send Qualifying CREST Holders a Non-CREST Application Form instead of crediting the relevant stock account with Open Offer Entitlements, and/or to issue any Open Offer Shares in certificated form. In normal circumstances this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST for any part of CREST), or on the part of the facilities and/or systems operated by Capita Registrars in connection with CREST. This right may also be exercised if the correct details (such as participant ID and member account ID details) are not provided as requested on the Non-CREST Application Form.

For Qualifying non-CREST Holders who have applied by using a Non-CREST Application Form, share certificates for the Open Offer Shares validly applied for are expected to be despatched by post during the week commencing 10 April 2006. No temporary documents of title will be issued. Pending despatch of definitive share certificates, transfers of the Open Offer Shares by Qualifying non-CREST Holders will be certified against the register. All documents or remittances sent by or to an applicant (or his agent as appropriate) will (in the latter case) be sent through the post and will (in both cases) be at the risk of the applicant. Qualifying Holders whose Ordinary Shares are held in CREST should note that they will be sent no confirmation of the credit of the Open Offer Shares to their CREST stock account nor any other written communication by Lupus in respect of the issue of the Open Offer Shares.

10. Further information

Your attention is drawn to Part 2, Part 5 and Parts 7 to 12 of this document containing information relating to the Placing and Open Offer and the Enlarged Group.

Yours faithfully

Nick Donald
For and on behalf of
HSBC Bank plc

PART 7

INFORMATION ON SCHLEGEL

A. HISTORY AND DEVELOPMENT OF SCHLEGEL

1. History

Schlegel was founded in the 1880s as a privately held company to manufacture woven "surrey fringe" for horse-drawn buggies. When the automobile replaced the buggy early in the 20th century, Schlegel switched to the manufacture of decorative interior trim. During World War II, Schlegel used the narrow fabric weaving technology developed in making automotive products to manufacture parachute harnesses and web belting. In the immediate post-War years, when aluminium windows made their appearance in the North American market, this capability provided the basis for the sliding seal business.

Expansion continued in the 1960s with acquisitions in Britain, Germany, and Australia. A new textile manufacturing plant was built in Belgium to serve the European building products market. Further expansion occurred during the 1970s as new factories were established to serve the European markets.

During this period, Schlegel's technical capabilities expanded in response to the needs of the largest North American window manufacturers when Schlegel developed the capability to mould the complex urethane foam shapes required for compression seals continuously.

As the dry toner copier industry evolved, it required an effective way to remove toner from the selenium-coated surface of transfer drums. Schlegel developed the woven Teflon fabric brush that provided the basis for Schlegel's current line of copier products. Through time, Schlegel's product line grew to include specialty cleaning fabrics and static eliminators.

Schlegel was acquired by BTR plc ("BTR") in 1989 and the automotive business was transferred into BTR's automotive division, which was later sold to CVC and now trades as Metzeler Automotive Profile Systems ("Metzeler"). Schlegel has no business relationship with Metzeler, which still retains some rights to the use of the Schlegel brand name in Canada for sales of products. In a reciprocal arrangement Schlegel is precluded from using its own brand name in Canada. As a result of this transaction, Schlegel relocated its sliding seal plant from Oklahoma to Texas.

Schlegel was acquired from BTR as part of the UniPoly management buy-out in 1997 and is presently wholly owned by UniPoly. With effect from 31 December 2004 UniPoly separated Schlegel EMI from the business of Schlegel and established Schlegel EMI as a separate division of UniPoly. Lupus is not acquiring Schlegel EMI from UniPoly.

2. Schlegel's International Presence

Schlegel is headquartered at Henlow in the United Kingdom with a corporate office in Rochester (New York State). Schlegel has manufacturing plants in Henlow, Rochester, Graham (Texas), Germany, Spain, Belgium, and Australia.

Schlegel has distribution and sales offices in Singapore, Brazil, New Zealand and Italy. Schlegel also employs sales people in Poland, Russia, France and Canada.

3. Products

Schlegel's core business is the manufacture of weatherseal products to eliminate the flow of air and water around windows or doors. To achieve this successfully, both compression seals and sliding seals must satisfy key criteria:

- Conform to irregularities between the mating surfaces of the window or door and the frame
- Seal effectively under wind loads
- Perform at prevailing temperatures
- Continue to seal after multiple cycles

3.1 *Compression Seals*

A compression seal is a sealing device used typically in hinged door and window applications, such that upon closure of the aperture, the seal is compressed or squeezed by the closing action.

Schlegel compression seals are manufactured by one of two methods. High performance urethane seal (QLon® and Aquamac™) is produced by a proprietary continuous moulding process. This process enables the formation of complex geometric shapes with varying foam hardness. The resulting product provides the advantage that the seal retention and door or window closing force characteristics are engineered into the seal profile whilst providing excellent compression set properties. Less sophisticated seal products are produced by an extrusion process, typically of polypropylene and PVC, which exhibit limited compression set properties thus limiting the effective seal life.

3.2 *Sliding Seals*

Schlegel first developed woven pile (sliding) weatherseal products just after World War II as the first sliding aluminium windows were being introduced into the market. In addition to meeting the four criteria listed above, sliding seals have to allow the window to operate easily so that both the frame and sash stay in close proximity when the window is opened or closed.

The earliest woven pile sliding seals were simply brush-type products using a wool yarn that was inserted into a groove in the window extrusion. Over time, polypropylene yarn was substituted for wool and polypropylene also replaced resin as the backing material. These changes improved the life of the seal and made it easier to install in the window.

A further innovation came with the addition of a plastic fin down the centre of the seal. Finned sliding seals resulted in a substantial improvement in air and water performance and could be adopted by the manufacturer with no change in window design. Additional derivatives of both types of pile have been designed to meet specific customer applications. These include adding additional fins and adjusting the shape of the backing.

3.3 *Copier Products*

The narrow fabric weaving capability used in the sliding seal business also provided the basis for Schlegel's diversification into the copier products business. In the xerographic process, dry toner particles are attracted to the electrically charged surface of the selenium-coated image transfer drum. As paper passes under the drum, some of the toner is fused to the paper by heat, thus making a copy of the original. The excess toner must then be removed from the drum before the next copy can be made. The cleaning process employed tended to remove the selenium coating from the drum and shortened its useful life. The Schlegel product used by printer and copier manufacturers comprises woven conductive yarn formed onto a cylindrical brush.

Schlegel has also used its technology to provide solutions to other technical problems facing the manufacturers of copiers and printers developing static dissipaters and more recently an optical sensor-cleaning device and inkjet over spray shield for computer printers using Schlegel's pile technology.

3.4 *Hardware Products*

In certain markets, particularly the UK and Australia, Schlegel sells hardware as a complementary product to its core seals business, including window and door locking mechanisms and associated fittings which are often sold to the same customers. In the UK, sliding patio door hardware includes door roller sets, handles and multi point high security locks. In Australasia friction stays (hinge mechanisms) for casement windows form part of Schlegel's product range. Increasingly, hardware is sourced in the Far East from specialist producers, typically to a Schlegel design.

3.5 *Automotive Products and Specialty Textiles*

These product lines include knitted plastic skirting fitted to heavy trucks and trailers and used to suppress road spray; extruded seals for automobile sunroofs; automotive suspension bushings; and specialty seals for aircraft applications.

4. Business And Growth Strategies

Schlegel's primary objectives are to increase market share and profitability, by growing the business through technological innovations; expanding into new geographic markets; entering new product segments; seeking new applications for existing products in new markets; and winning additional business from new and existing customers.

Schlegel's strategy is focused on leveraging its core technology and preserving customer focus in the face of product-focused competition and maintaining leadership in its core markets by executing clear strategies. One such strategy is the differentiation of Schlegel's products through superior product performance and customer service. Schlegel has also increased the efficiency of its manufacturing processes. Schlegel's management believes that there may also be opportunities to make a number of small bolt-on acquisitions, which would put sales and volume through Schlegel's existing manufacturing systems.

4.1 *Technological Innovation*

Schlegel consistently develops both innovative products and applications for its products to meet evolving customer demands. Some examples of technical innovation by Schlegel include:

(i) *Welded Foam Window Seals*

In Europe, sales growth in foam window seals has been driven by an innovative development inserting the gasket as the vinyl window section is extruded, and subsequently welding the gasket concurrently with the window section, eliminating the labour intensive gasket insertion process after window assembly. Three European window makers have adopted this process.

(ii) *Pre Masked Seals for Wooden Doors and Windows*

To meet the demands to paint, varnish and finish wooden door and frame assemblies, Schlegel developed premasked versions of the QLon® and Aquamac™ seals for the French wood frame market. The same technology is applied to European extruded seals by co-extruding a peelable plastic mask with the seal. Recently the QLon® premasked range was engineered to meet the North American entrance door market specifications.

(iii) *North American Casement Window Seals*

A leading North American window maker, in a joint seal development programme with Schlegel, specified QLon® exclusively for the new window range launched in February 2005, marking a breakthrough into the North American casement window market.

(iv) *Inkjet Printer Components*

Schlegel was approached by a leader in the computer printer market to develop an optical sensor cleaning device and inkjet over spray shield for their newly launched high volume retail printer platforms. Utilising Schlegel yarn and filament technology, Schlegel completed the development and following the launch of the first two new platforms, Schlegel has been specified for the second-generation 2005/06 platforms as well. Typically each computer printer will contain between two and three Schlegel parts.

4.2 *Growth through Differentiation*

Schlegel aims to win market share by demonstrating superiority in both product performance and customer service levels. Many Schlegel foam seal products are guaranteed for life, which differentiates Schlegel from most of its competitors. Schlegel's management has also focused on differentiating the product through excellence in customer service, targeting an on-time delivery rate above 93 per cent. throughout its operations.

4.3 *Geographic Growth*

Schlegel assesses market trends in order to identify opportunities to enter new geographic markets. Schlegel has recently focused on supplying seals for doors and windows to be sold in less mature markets, where there has been recent economic growth. These markets include Eastern Europe and South and Central America.

In Italy, where high-end internal doors utilise seals for sound and light insulation, management believes that Schlegel is currently the only manufacturer that offers an effective sealing solution. Of particular note is Schlegel seals' performance in extremely cold climates with strong sales growth in 2005 in Eastern Europe and Scandinavia.

4.4 *Expand into New Segments*

Schlegel has used its weaving technology, required in the manufacture of sliding seals, to enter and subsequently become one of the leading suppliers of cleaning brushes to the North American and European copier manufacturers. The manufacturers' initial approach was to use expensive active static dissipation devices. Schlegel sponsored a scientific study of the problem and reached the conclusion that adequate static dissipation could be achieved with brushes using conductive filaments.

Schlegel will continue to seek out opportunities to utilise core competencies and technology to win market share in new segments.

5. Operations And Facilities

Schlegel's manufacturing activities are located across a number of countries to maximise efficiencies through regional plants. Schlegel's management benchmark performance metrics across manufacturing sites and encourages sharing of methodologies and experiences across identical technologies. Schlegel seeks to improve manufacturing capabilities so as to expand production capacity. In addition, Schlegel has utilised economies of scale to secure purchasing benefits in raw materials, commodities, and consumables.

Schlegel currently operates in 10 countries through seven manufacturing plants. These regional plants have been established in countries and territories where Schlegel's products match market needs and regulation. Local plant managers, supported by local finance teams, lead each of the regional plants.

Schlegel's key plants in the United Kingdom, North America, Germany and Belgium, are ISO 9000 certified.

6. Sales And Marketing

Schlegel sales structure is local, underpinned with both product and market champions spanning territories and continents, leveraging their skill and industry knowledge to win business across national boundaries. The senior regional management teams have an average tenure of over 19 years in the sealing systems industry. This experience is complemented by the sales directors for North America and Europe/Rest of the World who are relatively new to the industry bringing a new focus to the sales team.

Schlegel's management believes having local sales people close to the customer differentiates Schlegel from its competition. Customer service teams are local to each territory, looking after existing customers and ensuring adherence to the customers' delivery needs. All levels of management, including senior management and local operations managers, are involved in sales and marketing in support of the local sales team.

7. Competitive Environment

Most competitors in the weatherseal industry focus on either compression seals or sliding seals, but not both. Schlegel has the advantage of operating in both markets internationally.

7.1 *Compression Seals*

Schlegel is a leading producer of compression seals for the window and door market. In North America Schlegel holds a leading position in the foam compression door seal market and has three main competitors (Loxcreen; Schlegel Canada; and Holm Industries). Until recently, Schlegel has had little presence in the North American window seal market which is dominated by a number of companies supplying plastic window seals. In early 2005, Schlegel secured a substantial amount of business from a leading North American window manufacturer and Schlegel expects to develop its presence in this market further over the next two years.

In the European market, because of the local nature of both the regulatory environment and the types of doors and windows, competition is generally different in each country. Specifically, in

addition to Schlegel, there are a number of local companies capable of supplying door and window manufacturers with extrusions, and a number of manufacturers of PVC extruded windows who co-extrude the seal themselves. Schlegel has a strong position in both the door and the window markets, being a leading supplier of urethane foam seals in Europe and also offering a range of plastic extrusions.

7.2 *Sliding Seals*

Schlegel is a leading producer of seals for the sliding window and sliding seal market. In North America, Schlegel faces competition from Ultrafab, and other smaller competitors.

In Europe, Schlegel is a leading supplier in the sliding window and door market, with total sales originating in Europe for the year ended 31 December 2005 of £33.703 million, along with a small number of Europe-wide competitors.

8. Customers

Schlegel currently has over 5,000 active customers spanning more than 67 countries. The largest customer represents 3.3 per cent. of revenues and the top 43 customers account for 40 per cent. of Schlegel's revenues. The customer retention rate exceeded 98 per cent. in 2005 for customer accounts representing more than 0.1 per cent. of revenue. The management of Schlegel believes the reason for this retention rate is the high focus placed on timely delivery and the differentiated performance of many of Schlegel's products.

Over certain seal products, Schlegel offers a lifetime guarantee. In the last five years Schlegel has received no material claims against this lifetime guarantee.

Schlegel typically supplies the largest and, management believes, the most innovative and influential window and door makers in the territories in which Schlegel operates. Schlegel's key customers encompass some of the world's leading window and door companies: including JELD-WEN, Thermatru, Masonite, Royal, Andersen, Marvin, Silverline, Endura and Pella in North America; Veka in Germany; JELD-WEN, Masco-Duraflex, Gti, Plasmo, Anglian and Veka in the U.K; LaPeyre and Groupe Bruno Petit in France; Deceunink in Belgium; Deha2000, Soal6 and Technal in Spain; VBH in Russia; and 3Elle and Effebequattro in Italy. Within other sectors, customers include Xerox, HP, Webasto, Oce, UPS and Trelleborg.

9. Suppliers

The primary materials used in the manufacturing of seals are polyol and polypropylene, which can be sourced from a number of suppliers. In order to achieve greater leverage with suppliers, material procurement is internationally negotiated by a purchasing team managed by an experienced procurement professional at the corporate level. If the need for raw materials cannot be met by current suppliers, the management of Schlegel believes that it has the ability to purchase these materials from various other suppliers with minimal business interruption.

A significant proportion of the raw materials purchased by Schlegel are oil derivatives and, as a result, Schlegel suffered significant raw material cost inflation during the second half of 2004 and 2005. The impact of these price increases has led to an evaluation of purchasing strategy and hedging policy by Schlegel's management.

Additionally, during the period of high prices, Schlegel developed recycling programs that will have an ongoing benefit in reducing waste and reducing the quantity of raw materials required. Where appropriate, Schlegel makes use of recycling opportunities particularly with regard to the polypropylene used in pile manufacture.

10. Regulatory Environment

Schlegel utilises certain hazardous chemicals in its manufacturing processes and complies with applicable environmental laws in the operation, improvement and expansion of Schlegel's facilities. The plants are subject to both third party ad hoc checks and regular governmental audits. Schlegel employees regularly submit to health audits for exposure to hazardous substances in accordance with local country legislation.

11. Former Schlegel Businesses

11.1 *Schlegel EMI*

In the 1980s, Schlegel developed clad urethane foam profiles using conductive fabrics to protect sensitive electronic devices such as computers and telecommunications equipment from electromagnetic interference. Recently, the business has been run as a completely separate division of Schlegel with its own management team and facilities. Schlegel EMI has operated as a separate division since 1 January 2005. Schlegel EMI will continue to carry the Schlegel® brand name for use with electronic materials only. There are supply, service and legal agreements between Schlegel and Schlegel EMI.

11.2 *Schlegel Japan*

UniPoly closed Schlegel Japan in March 2005. In addition to building products, this business was also involved in the automotive industry and Schlegel EMI. Following an evaluation, it was decided that because of the cost of operating in Japan, greater profit could be made through the use of a major distributor and the disposal of non-core businesses. Schlegel products are now sold into Japan via a distributor.

12. Industry Overview

Over the past 25 years, demand for improved energy efficiencies and reduced maintenance requirements and manufacturing costs have driven a general shift in the types of material from which windows and doors are constructed. Figures published in the Freedonia Report indicate that vinyl is becoming the predominant window framing material, replacing aluminium and wood, while in the entry door market, composite materials are challenging wood and steel. Moreover, the energy performance of entry doors and windows is regulated in North America and many European markets. Due to differences in regulation from country to country, entry door and seal combinations need to be adapted to meet regional specifications.

Where information in this industry overview has been sourced from a third party, it has been accurately reproduced and, so far as Lupus is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

The third party information in this industry overview has been principally sourced from the Freedonia Report and the Ducker Research.

12.1 *Window And Door Market Overview*

(A) *North America*

Between 2006 and 2009 the market demand for residential windows in North America is forecast by the Freedonia Report to grow to 68.9 million units per annum.

(B) *Europe*

The Freedonia Report has forecast that European window and door demand will grow three per cent. per annum between 2006 and 2009, and that total sales in 2009 will be $32.5 billion.

12.2 *Weatherseal Market Overview*

Weatherseal products are an integral part of exterior window and door systems, protecting the dwelling against the outside environment (water, wind, heat and cold) yet allowing the window or door to operate easily.

Weatherseals fall into the following two broad categories, depending on the type of door or window being sealed:

- compression seals (foam and extruded plastic); and
- sliding seals (woven pile).

Compression seals are used to seal hinged windows and doors which are predominantly found in colder climates where energy conservation through insulation and draft proofing are increasingly important. In both Europe and North America, compression seals are manufactured through the utilisation of continuous foam moulding as well as plastic and rubber extrusion technologies. Pile

seal sliding windows and doors are used most extensively in warm climates. Schlegel manufactures sliding seals through a narrow fabric weaving process, which requires capital-intensive specialised equipment and highly skilled weavers.

In contrast to the North American compression weatherseal market, Ethylene Propylene Diene Monomer (EPDM) rubber seals are used in a large number of European windows and doors. EPDM rubber is a general-purpose synthetic rubber used extensively in automotive door and truck seal applications. Schlegel does not compete in the commodity rubber weatherseals market.

Summary of the weatherseal market by type, material and application:

Type	Product	Application
Compression	Foam and Extruded Plastics	Casement and Awning windows (wood, vinyl, aluminium) Hinged entry doors Storm Windows and Doors
Sliding	Woven Pile	Horizontal Windows (vinyl and aluminium) Glass Doors Storm Windows and Doors

(A) *Sales Channels and Distribution*

Weatherseals are typically sold directly to major customers through the manufacturer's sales force, while indirect channels, sales agents and stocking distributors serve smaller accounts. The relative importance of each channel is a function of geography, industry practice and coverage needs.

(B) *Characteristics of the Weatherseal Industry*

The weatherseal industry is relatively mature and is characterised by a number of key features, including predictable demand and significant barriers to entry.

- *Predictable Demand*

  Weatherseal demand is determined by the numbers of windows and doors used in new construction and renovation. Although the nature of the industry is cyclical, the levels of building activity are predictable and are not typically susceptible to extreme variations in demand. In the residential sector, new construction, renovation and remodelling are dependent on the condition of the general economy and the level of interest rates. As changes in these factors occur more-or-less slowly over time, management believes it is possible to anticipate major changes in demand for windows and doors and, as a result, forecast demand for weatherseal with reasonable confidence over the near term.

- *Barrier to Entry and Maturity of Industry*

  There are two significant barriers to entry in the weatherseal business. First, although the technology involved in the production of weatherseals is well-understood, a substantial amount of "know-how" in urethane moulding, in the case of compression seals, and in weaving, in the case of sliding seals, is necessary for efficient operations. Specifically, entry into high performance compression seal manufacturing demands compliance with a variety of environmental legislation, regulation and local hazardous chemical-related planning approvals, while entry into sliding seal manufacturing demands capital intensive specialised narrow loom weaving equipment and highly skilled weavers.

  Second, is the ability to sell the product. Any new entrant in the market would have to become established in the market as a credible supplier versus well-known and established firms. Because the leading weatherseal companies have operated in the industry on average for over thirty years, Schlegel's management believes it is difficult for new entrants to penetrate the market.

13. Industry Trends

Where information in this industry trends discussion has been sourced from a third party, it has been accurately reproduced and, so far as Lupus is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

13.1 *Residential Demand Segments*

Demand for residential windows and doors are driven by two primary end-markets: renovation and new construction. The Ducker Research, published in 2004, stated that the renovation market is slightly larger than new construction in North America, representing approximately 53 per cent. window unit sales versus 47 per cent. for the new construction market.

In a recent study, Freedonia has forecast that worldwide demand for windows and doors will expand 4.7 per cent. per year through to 2009. Advances will, according to the study, be driven by an acceleration in economic growth, ongoing development efforts and rising personal income levels around the globe.

(A) *North American Residential Construction Market*

Activity in the window and door industry is correlated to trends underlying the broader construction cycle. In North America, housing starts increased from 1.6 million units in 2002 to 2.0 million units in 2005. Going forward, although rising interest rates are expected to cause a mild slowdown in North American new residential construction, housing starts are expected to remain at a high level by historical standards.

(B) *European Construction Market*

European window and door demand grew, according to the Freedonia Report, by three per cent. between 2000 and 2004 despite softness in the German market. Demand is expected to rise slightly between 2004 and 2007 as softness in the Spanish, French, and Italian markets offset growth in the U.K. and a small recovery in Germany. Nonetheless the Freedonia Report predicts total North American demand to exceed the level of window and door demand in Europe until at least 2009.

13.2 *Regulation*

While the quantity of weatherseal products used is dependent on the level of construction and remodelling activity, product performance and quality is driven by the need to satisfy regional government air and water leakage and thermal performance standards in both North America and Europe. These standards can lead to the demand for differentiated seals, as window and door manufacturers seek to comply with the local regulations in the most cost efficient manner.

13.3 *Product Dependency*

Although weatherseals are an integral part of every exterior window and door, very few window and door manufacturers produce their own seals. Instead, most manufacturers choose to outsource the production of the weatherseals to specialised manufacturers such as Schlegel. This is largely due to the cost and expertise required to manufacture high quality weatherseal.

13.4 *Technology*

Window design has changed significantly over the past 25 years in response to energy conservation requirements driven by global warming awareness, fuel price increases, customer preferences and other factors. Specifically, energy concerns have led to the use of insulating units instead of single pane glass and the use of aluminium as a framing material has declined relative to vinyl and wood. As new window and door products are being developed, engineers and designers seek more effective sealing solutions to meet energy conservation regulations and reduce production costs, as well as to differentiate their products from those of competitors.

13.5 *Copier And Printer Products*

The specialised technology and skill used to manufacture weatherseals can be applied to products in other industries, including certain components used in copier and printer products. The copier and

printer products business is based on the needs of the large OEM manufacturers located in North America, primarily Xerox, and European manufacturers such as Oce and Xeikon. Demand for products such as cleaning brushes is determined by the production volume of new machines and the need for replacement parts to support machines in the field. Since field support is under the control of the manufacturers, both requirements are satisfied by direct sales to the OEMs.

B. BACKGROUND TO THE HISTORICAL FINANCIAL INFORMATION ON SCHLEGEL

The Listing Rules and Prospectus Rules require audited historical financial information covering the latest three financial years and an audit report in respect of each year would normally be required for Schlegel. For the reasons set out below, it is only possible to produce historical financial information for Schlegel for the year ended 31 December 2005 and the accountants' report on Schlegel, contained in Section E of this Part 7, has therefore been modified as no comparative financial information has been presented. The Directors believe that this modification is significant, as Shareholders will be basing their decision to approve the Acquisition and/or invest in Ordinary Shares on a shorter period of audited financial information than would normally be available.

However, for the reasons set out below, the Directors believe that, in spite of the limited financial information available for Schlegel, the Acquisition is in the best interests of Shareholders as a whole. Their recommendation is set out in paragraph 20 of Part 5 of this document. Schlegel is a profitable and cash generative business with a international manufacturing capability that makes good margins and operates in a sector that the Lupus management team know well. The Schlegel brand is recognised throughout the industry and the business has substantial market shares in its key markets. Whilst Schlegel and Schlegel EMI have only recently been established as separate divisions, the Schlegel Group has operated since its formation in the 1880s.

Schlegel is the larger of the two divisions with the Schlegel Group, the other being Schlegel EMI. The Schlegel Group has operations in various countries around the world. In most of these countries, only Schlegel or the Schlegel EMI business operates. However, in the USA, the largest single country of operation, which accounts for approximately 45 per cent. of Schlegel sales, and in Belgium, which accounts for approximately 11 per cent. of Schlegel sales, the two divisions have historically been operated as one combined unit with no separation of manufacturing operations or financial reporting.

Prior to 31 December 2004, Schlegel EMI and Schlegel operated as one combined unit with each business sharing operating resources, premises, support services, staff and management. There was no separation of financial results beyond sales, and in particular the net assets and cashflows of the separate businesses were not tracked, neither was there any allocation of the pool of overhead costs. The businesses were, in effect, so closely entwined that their results are not reasonably separable to provide a true picture of the separate businesses prior to 31 December 2004.

During 2004, work commenced to separate the two divisions operationally in the USA and Belgium. From 31 December 2004, the two divisions were operated as stand alone units with separate accounting records capable of independent audit. Following separation, the primary manufacturing process was retained by Schlegel, which now supplies Schlegel EMI on an arms length basis. Both businesses conduct secondary manufacturing and finishing processes, but they have distinct product lines and very little customer overlap.

The manufacturing process is largely the same for both businesses and the raw materials employed are also largely the same. As outlined above, prior to 31 December 2004, operations in the USA and Belgium were run as a single entity with no differentiation in manufacturing process. Furthermore, in the USA and Belgium the workforce and management of the Schlegel Group operated as a single pool with very few employees specific to one division or the other.

As a result of the above, it is not possible to recreate separate historical financial information for the separate businesses for any historic period prior to 31 December 2004. For this reason, the only financial information available for Schlegel as a separate entity is for the financial year ended 31 December 2005.

C. OPERATING AND FINANCIAL REVIEW FOR SCHLEGEL

The financial information in this Operating and Financial Review has been extracted without material adjustment from the historical financial information on Schlegel as set out in Section E of this Part 7, with the exception of the analysis of third party sales which has been extracted from Schlegel's underlying accounting records and is unaudited. The financial information in this Operating and Financial Review has been prepared in accordance with UK GAAP. Investors should read the whole of this prospectus and should not just rely on the summary information contained in this Operating and Financial Review.

Overview

Total turnover for the year ended 31 December 2005 was £69.3 million. Turnover excluding sales to Schlegel EMI was £67.9 million, an increase of 9.2 per cent. on the prior year. Sales growth was driven by the core construction products especially in the North America door seal market.

Operating profits of £10.0 million and the operating margin of 14.4 per cent. were both negatively impacted by the large increase in the cost of oil derived raw materials (polyol, polypropylene and LD polyethylene). Management actions to pass on the increased costs through sales price increases at the end of the year and productivity improvements restored margins.

Sales

Turnover by product line was as follows:

	2005 £'000	2004 £'000	2003 £'000
Compression Seals	34,316	28,746	29,051
Sliding Seals	17,403	16,272	15,553
Hardware	4,859	5,475	5,810
Other	3,291	3,341	3,527
Construction Products	59,869	53,834	53,941
Copier brushes	5,428	5,746	5,507
Automotive products	2,620	2,617	2,519
Technical Products	8,048	8,363	8,026
Third Party Sales	67,917	62,197	61,967
Sales to EMI	1,376		
Total Sales	69,293		

Note: All third party sales information contained in the above table has been extracted from Schlegel's underlying accounting records and is unaudited.

Construction Products

Sales of construction products grew 11.2 per cent. to £59.9 million when compared with the £53.8 million achieved in 2004. Sales growth was driven by the core products of urethane foam door and window seals (Compression Seals) and woven pile window seals (Sliding Seals). In North America, there was a gain in market share in the prime door seal market from competitors. In the UK, market share increased in the vinyl window seal market partly due to a growth in sales of Duraflex and Plastmo. In Eastern Europe and Scandinavia there was continued strong performance, with sales growth of 16 per cent. and 20 per cent. on the prior year. The harsh climates in those regions demand the high performance window seals that Schlegel produces and that few competitors can match.

Pile woven seals, predominantly focused on the sliding window and door markets in warmer climates, maintained a 10.3 per cent. and 9 per cent. growth trend in Europe and North America respectively. This continued growth is particularly encouraging in light of competition from the Far East. Schlegel's management believes that the breadth of the Schlegel pile product range is important to the continued growth and has been instrumental in securing this growth.

Growth in hardware sales was restricted to Australasia, where Schlegel took advantage of an opportunity with Far Eastern sourced friction stays and associated hardware for the timber window market.

During 2005, production capacity increased in Spain by transferring six manufacturing looms from the North American and Australian factories. A further six are expected to be transferred in the first half of 2006, which is expected to increase European capacity by 20 per cent., and assist in the reduction of the long lead times currently experienced in this high margin segment of the Schlegel pile business. In March 2005 a new yarn making plant was installed in Spain to contribute to a reduction in the operation cost base and improvements in efficiency.

Technical Products

Copier sales were affected by reduced Original Equipment Manufacturer demand. Overall copier sales were impacted by around 5.5 per cent. compared to 2004, despite Hewlett Packard (retail inkjet printer parts) business with Schlegel growing by around 33 per cent. in 2005. Automotive sales were static. However areas of growth included Webasto (North American sunroof seals) and Flexible Products (Daimler Chrysler, Ford and GM sway bar bushing). More sway bar business was won, with two model launches planned for 2006.

Operating Profit

Operating profit for the year was as follows:

	2005 £'000
Sales	
Third party	67,917
Schlegel EMI	1,376
	69,293
Raw materials and consumables	(22,394)
Changes in stock of finished goods and work in progress	(1,527)
Employee costs	(19,689)
Depreciation	(2,152)
Other operating charges	(13,528)
Operating profit	10,003

Operating profit before management service fees of £0.686 million was £10.689 million.

Raw material costs, in particular for Polyol (the main urethane foam constituent), increased markedly in the first half of 2005 followed by further increases in Polypropylene and TDI. The price of Polyol further increased after the US hurricane disasters as prime chemical and resin production capacity remained closed. This raised the supply prices in some cases in excess of 50 per cent. by the early fourth quarter of 2005. The overall impact of the prime oil derived materials (Polyol, Polypropylene, TDI and Polyethylene) impacted costs and operating profits by around £1 million. The dramatic commodity price increases necessitated significant selling price increases and management therefore imposed a 10 per cent. *force majeure* price increase across all the impacted products (being urethane seals and woven pile). By January 2006, a 7 per cent. overall selling price increase had been achieved in mitigation of the cost push effects.

A process of benchmarking the three Schlegel urethane door and window seal foam manufacturing plants succeeded in driving down manufacturing costs – primarily through improved labour productivity. Schlegel UK achieved an 11 per cent. improvement on the reported 2004 levels and, in the final quarter of 2005, Schlegel USA also increased the reported outputs per man hour up by 36 per cent. since the first quarter. Management has targeted further improvements to labour productivity aimed at keeping the Schlegel manufacturing cost base lower than the competition.

New Business and Developments

The growth in sales in North America door seal market was achieved through focusing on gaining on the major accounts from key competitors, winning large accounts such as Masonite, JeldWen, Rochman, Affco, Sierra Pacific and a range of smaller accounts.

The new product development for Hewlett Packard (HP) inkjet printers, launched in the second half of 2004, was successful and rolled out across the new HP platforms in 2005.

In the UK market, Duraflex and Plastmo contributed an additional £1 million of sales as they converted exclusively to the refined manufacturing process of rolled in welded gasket technology used by window and door fabricators.

PowerPile, a new non-woven pile window and door seal, was developed and trialled with potential customers. This product, manufactured in Rochester, is targeted at the competitor products offered by UltraFab and enters a market which Schlegel's management believe is worth over £12 million per annum. Sales of this new product have already started in Italy, with North American produced products anticipated for delivery during the second quarter of 2006.

Currently, North American door seal customers purchase door sweeps, a door bottom seal typically made of extruded PVC, from two of Schlegel's competitors. Schlegel has now sourced this product in China, at a significant cost advantage, and is now well positioned to enter this market. Price will be a deciding factor and first off tools doorseals are already on test with potential customers.

Current Trading Conditions

In mainland Europe the new year has started promisingly. In the UK, there was a slight slowdown in the first months of 2006 for foam orders in the vinyl sector, which is expected to continue in the second quarter. North America opened with strong copier shipments but urethane foam and woven pile have been slightly slower to recover after Christmas and New Year.

Raw materials costs have hardened with Polypropylene and LD polyethylene commodity prices increasing and, in particular, an increase in the price for liner (LD polyethylene) prices from a key supplier which has entered Chapter 11. The European businesses have been able to purchase Polypropylene at five per cent. above year-end levels for the first nine weeks of 2006, despite LME polypropylene prices rising 20 per cent. in the same period.

Key Event – Labour relations

A revised union contract for the Rochester plant was recently signed and runs until November 2008. The negotiations were successful from Schlegel's perspective.

Capital resources

As at 31 December 2005, Schlegel had bank loans amounting to £39.7 million, as set out in note 16 to the historical financial information on Schlegel in Section E of this Part 7. In addition, as at 31 December 2005, Schlegel had cash balances of £1.9 million and bank overdrafts of £0.5 million as set out in Section E of this Part 7.

All existing Schlegel third party debt is being repaid on acquisition, and cash balances held in Schlegel as at 28 February 2006 will be paid over to UniPoly at Completion.

The net cash inflow from operating activities was £9.0 million for the year ended 31 December 2005. The decrease in cash in the year ended 31 December 2005 was principally due to cash outflows in respect of interest, taxation, capital expeniditure and the invested capital transferred to the Unipoly Group. Schlegel's principal sources of liquidity have been cash from its operating activities, and funding from the bank loans and overdrafts described above. During the year ended 31 December 2005, Schlegel's capital resources were managed by UniPoly. Following Completion the capital resources of the Enlarged Group will be managed by Lupus, as described in paragraph 4 of Section C of Part 7.

Capitalisation and indebtedness for Schlegel

The financial information in the following tables has been extracted without material adjustment from the historical financial information on Schlegel set out in Section E of this Part 7.

The following table shows the capitalisation and indebtedness of Schlegel as at 31 December 2005:

	2005 £'000 Audited
Total current debt	
Guaranteed	639
	639
Total non current debt	
Guaranteed	40,170
Deficit on Invested Capital	(18,442)

Deficit on Invested Capital

It is not meaningful to show share capital or an analysis of reserves for Schlegel. The net liabilities are represented by the cumulative investment of the UniPoly Group in Schlegel which is shown as "Deficit on Investment Capital". All non-trading transactions between Schlegel and other companies in the UniPoly Group have been reflected in the "Deficit on Invested Capital".

The Deficit on Invested Capital comprises:

a) Loans due to and from other UniPoly Group companies.

b) Share capital and reserves of Schlegel.

Guarantees

Bank loans and other borrowings are secured on the assets of the whole UniPoly Group. The principal operating companies within the UniPoly Group have also provided cross-guarantees to the Unipoly Group's Bankers in support of all the loans and borrowings.

The following table shows the net financial indebtedness as at 31 December 2005:

	2005 £'000 Audited
Cash	1,887
Liquidity	1,887
Current bank debt	(482)
Current finance lease	(157)
Current financial debt	(639)
Net current financial indebtedness	1,248
Non-current bank loans	(39,675)
Non-current finance lease	(495)
Non-current financial indebtedness	(40,170)
Net financial indebtedness	(38,922)

D. MODIFIED ACCOUNTANTS' REPORT ON SCHLEGEL

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Lupus Capital plc
85 Buckingham Gate
London
SW1E 6PD

HSBC Bank plc (the "Nominated Adviser")
8 Canada Square
London E14 5HQ

6 March 2006

Dear Sirs

The Schlegel Group

We report on the financial information set out on pages 57 to 74. This financial information has been prepared for inclusion in the prospectus dated 6 March of Lupus Capital plc (the "Prospectus") on the basis of the accounting policies set out in note 2.

This report is required by Item 20.1 of Annex I of the Prospectus Rules of the Financial Services Authority and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of Lupus Capital plc are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP").

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

As discussed in note 1 to the financial information, Schlegel has not prepared comparative information for the reported 12 months period as a result of the difficulties in separating the EMI and BPD businesses prior to 31 December 2004. Accordingly, the financial information does not comply with the requirements of FRS 28 (Corresponding Amounts).

In our opinion, except for the omission of financial information noted in the preceding paragraph, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Schlegel Group as at 31 December 2004 and 31 December 2005 and of its profits, cash flows and recognised gains and losses for the year ended 31 December 2005 in accordance with the basis of preparation set out in note 1 and in accordance with UK GAAP as described in note 2 and has been prepared in a form that is consistent with the accounting policies adopted in Lupus Capital plc's latest annual accounts.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the PD Regulation.

Yours faithfully,

PricewaterhouseCoopers LLP

E. HISTORICAL FINANCIAL INFORMATION ON SCHLEGEL

Combined Profit & Loss Account

For the year ended 31 December 2005

	Note	£'000
Turnover		69,293
Raw materials and consumables		(22,394)
Changes in stock of finished goods and work in progress		(1,527)
Employee costs	7	(19,689)
Depreciation		(2,152)
Other operating charges		(13,528)
Total operating costs		(59,290)
Operating profit		10,003
Interest payable and similar charges	5	(6,435)
Other interest receivable and similar income	5	410
Other finance charge	5	(177)
Profit on ordinary activities before taxation	4	3,801
Tax on profit on ordinary activities	6	(1,213)
Profit for the financial year		2,588
Ordinary dividends paid to UniPoly Holdings Limited		(300)
Retained profit for year		2,288

The above results all arise from continuing operations. There is no difference between the profit on ordinary activities before taxation and the retained profit for the year stated above and their historical cost equivalents.

The financial information above may not be representative of future results. For example certain future operating costs, interest costs, tax charges and dividends may be significantly different from those that resulted from being wholly owned by UniPoly Holdings Limited.

Combined Statement of Total Recognised Gains and Losses

For the year ended 31 December 2005

	Note	£'000
Profit for the financial year		2,588
Foreign exchange movements offset in reserves	18	1,143
Actuarial loss recognised in the pension scheme	22	(1,030)
Total recognised gains relating to the year		2,701

Combined Balance Sheet

For the year ended 31 December 2005

	Note	2005 £'000	2004 £'000
Fixed Assets			
Tangible assets	8	14,826	13,185
Current Assets			
Stocks	9	9,722	7,372
Debtors	10	13,508	11,270
Cash at Bank and in hand		1,887	3,820
Total Current Assets		25,117	22,462
Creditors – Amounts falling due within one year	11	(11,712)	(11,085)
Net Current Assets		13,405	11,377
Total Assets less Current Liabilities		28,231	24,562
Creditors – Amounts falling due after more than one year	12	(40,275)	(36,302)
Provision for Liabilities and Charges	14	(599)	(625)
Pension and Post Retirement Benefits Liabilities	15	(5,799)	(4,882)
Net Liabilities		(18,442)	(17,247)
Deficit on Invested Capital	18	(18,442)	(17,247)

Combined Cash Flow Statement

For the year ended 31 December 2005

	Note	£'000	£'000
Net cash inflow from operating activities			8,960
Returns on investments and servicing of finance:			
Interest received		21	
Interest paid		(3,025)	
Interest element of finance lease payments		(23)	
			(3,027)
Taxation paid			(1,703)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(2,521)	
Sale of tangible fixed assets		140	
			(2,381)
Equity dividends paid			(300)
Financing			
Repayments of capital element of finance lease		(157)	
Invested capital transferred from Schlegel Building Products Group		(3,596)	
			(3,753)
Decrease in cash	19		(2,204)

Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	£'000	£'000
Operating Profit		10,003
Profit on disposal of tangible fixed assets		(35)
Depreciation		2,152
Movement in working capital:		
Increase in stocks	(1,937)	
Increase in debtors	(1,651)	
Increase in creditors	635	
Net working capital change		(2,953)
Decrease in provisions		(207)
Net cash inflow from operating activities		8,960

Notes to the Financial Information

1. *Basis of Preparation*

Schlegel Building Products Group (BPD) is the larger of the two divisions within the Schlegel Group the other being Schlegel Electronic Materials (EMI). The principal businesses within BPD are:

Legal Entities	Country of operation	Immediate parent	Note
Trading companies			
BPD Division of Schlegel Systems Inc	USA	UniPoly Schlegel Holdings Inc	1
Schlegel Pty Limited	Australia	UniPoly Holdings Ltd	1
Schlegel GmbH	Germany	UniPoly Holdings Ltd	1
Schlegel BVBA	Belgium	UniPoly Holdings Ltd	1
Schlegel SrL	Italy	Schlegel Limited	1
Schlegel Taliana SL	Spain	Schlegel Limited	1
Schlegel Limited	UK	UniPoly Holdings Ltd	2
Holding companies			
UniPoly Schlegel Holdings Inc	USA	UniPoly Holdings Ltd	1

1. Legal entities which are to be transferred, all 100 per cent. owned.

2. The structure of the transaction is that only the assets and liabilities of Schlegel Limited are to be purchased rather than the legal entity.

These businesses have not previously constituted a legal group and hence consolidated historical financial information does not exist. Accordingly, the combined financial information for BPD included in this report has been prepared by aggregating financial information for the above businesses taken from the applicable individual financial returns prepared for consolidation purposes within the UniPoly Holdings Group. It has been combined using the principles of merger accounting. Adjustments have been made to eliminate all significant transactions and balances between companies within BPD and to reflect items previously recorded only at a UniPoly Holdings Group level.

It is not meaningful to show share capital or an analysis of reserves for BPD. The net liabilities are represented by the cumulative investment of the UniPoly Holdings Group in BPD which is shown as "Deficit on Invested Capital". All non-trading transactions between BPD and other companies in the UniPoly Holdings Group have been reflected in the "Deficit on Invested Capital".

The Deficit on Invested Capital comprises:

a) Loans due to and from other UniPoly Holdings Group companies.

b) Share capital and reserves of BPD.

Prior to 31 December 2004, the EMI and BPD businesses were operated as one combined unit, the Schlegel Division, with each business sharing operating resources, premises, support services, staff and management. There was no separation of financial results beyond Sales, in particular the Net Assets and Cash flows of the separate businesses were not tracked, neither was there any reporting of the allocation of the pool of overhead costs. The businesses were, in effect, so closely entwined that their results are not reasonably separable to provide a true picture of the financial performance of the separate businesses prior to 31 December 2004.

This impacted the Schlegel Division's operations in the USA (Schlegel Systems Inc) and Schlegel BVBA in Belgium (Schlegel Belgium BVBA) which operated as a 'dual division' units with both BPD and EMI elements within one location. From 31 December 2004, the two divisions were operated as stand alone units with separate accounting records capable of independent audit.

With effect from 31 December 2004, the Belgian divisions were legally separated into two autonomous and separate legal entities – with the Schlegel Belgium BVBA unit conducting only BPD business. The Belgian BPD business does not supply any raw materials or intermediate products to the new Schlegel EMI business in Belgium.

In the USA, the two divisions were legally separated into two separate and autonomous units on 2 March 2006. The EMI unit continues to trade with BPD, as the EMI unit procures its supplies of its required raw material (Foam) and Intermediate (profile) products from BPD. This trading is subject to an arm's length supply agreement and therefore BPD regards EMI as a third party customer.

As a result of the difficulties set out above, it is not possible to recreate separate historical financial information for the BPD businesses prior to 31 December 2004. Other than in the Balance Sheet, these financial statements do not contain any comparative information for the reported 12 month period.

Accordingly the combined information has been prepared as at 31 December 2005 and 2004 and for the year ended 31 December 2005 but corresponding amounts for the profit and loss account, cash flow statement, statement of total recognised gains losses and related notes, have not been prepared as required in accordance with FRS 28 "Corresponding Amounts".

The combined financial information reflects overheads (including management charges), interest receipts and payments (including those on funding balances with other companies in the UniPoly Holdings Group), and tax charges actually incurred in the year by the companies within BPD. Accordingly:

- as the combined financial information has not been adjusted for any differences which may exist between amounts charged to BPD companies for services provided by other UniPoly Holdings Group companies and the costs which would have been incurred by BPD had it not been part of the UniPoly Holdings Group, the overheads reflected in the combined financial information may not be representative of future results;
- interest payable and receivable shown in the combined financial information includes interest payable and receivable on that part of UniPoly Holding's investment in BPD that has historically taken the form of intra-group funding balances, whereas future net interest costs will depend on the new capital structure of BPD;
- the tax charge included in the combined financial information reflects the aggregate of the tax charges actually incurred by those companies making up BPD. These tax charges reflect benefits, reliefs or charges which arose as a result of membership of UniPoly Holdings tax group. Also, tax liabilities which may arise from the separation of BPD from UniPoly Holdings tax groups have not been reflected in the combined financial information. The tax position shown by the combined financial information is therefore not necessarily representative of the tax position of BPD under separate ownership.

In addition the combined balance sheet includes the amount of third party debt that will be assigned to Lupus Capital plc on acquisition. The remaining third party debt will be assigned to UniPoly Holdings Limited and has therefore been included within the Deficit on Invested Capital in BPD in the balance sheet.

2. ***Accounting Policies***

Accounting Convention

The combined financial information for the year ended 31 December 2005 has been prepared under the historical cost convention and is prepared in accordance with applicable accounting standards in the United Kingdom (UK GAAP), except for the departure in respect of FRS 28 "Corresponding Amounts" as set out in the basis of preparation note above.

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to BPD's combined financial information set out herein. The financial statements have been prepared on a going concern basis on the assumption that the transaction as detailed in the Prospectus dated 6 March of Lupus Capital Plc proceeds.

Turnover

Turnover represents amounts receivable for goods provided in the normal course of business, net of trade discounts, VAT and other sales-related taxes. Revenue is recognised in the profit and loss account on the delivery of products to customers.

Tangible fixed assets

Tangible fixed assets other than finance leases are stated at cost less depreciation. Depreciation is provided on all such assets except freehold land at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful economic life, at the following annual rate:

Freehold land	Not depreciated
Freehold buildings	2% - 5% per annum
Plant and machinery	7.5% - 35% per annum

Leases

Assets held under finance leases and other similar contracts which confer rights and obligations similar to those attached to owned assets are capitalised as tangible fixed assets and are depreciated to their residual value over the shorter of the lease term and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Impairment of assets

The carrying values of tangible fixed assets are reviewed for impairment periodically if events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognised in the profit and loss account to the extent that the carrying value cannot be recovered either by selling the asset or by the discounted future earnings from operating the assets.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost includes materials, direct labour and an attributable proportion of manufacturing overheads based on normal levels of activity. Net realisable value is based on estimated selling prices, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

Taxation

Current tax, including United Kingdom corporation tax and foreign tax, is provided at amounts expected to be paid using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation has been recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation in the future or a right to pay less taxation in the future. An asset is only recognised to the extent that the transfer of economic benefits in the future is more likely than not. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities have not been discounted.

Foreign currencies

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

The results of overseas operations are translated into sterling at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets, on the results of overseas operations are reported

in the Statement of total recognised gains and losses. All other exchange differences are included in the profit and loss account.

Exchange differences on monetary liabilities in respect of third party debt are included and disclosed separately as part of interest payable and similar charges. Exchange differences on other monetary assets and liabilities are included in arriving at operating profit.

Retirement benefits
In accordance with FRS 17 "Retirement benefits", the operating and financing costs of pensions are charged to the profit and loss account in the period in which they arise and are recognised separately. The costs of past service benefit enhancements, settlements and curtailments are also recognised in the period in which they arise. The difference between actual and expected returns on assets during the year, including changes in the actuarial assumptions, are recognised in the statement of total recognised gains and losses. Pension and post retirement benefit costs are assessed in accordance with the advice of independent qualified actuaries.

For defined contribution schemes, the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits are the contributions actually due in the period.

Financial Instruments
BPD's multi-national operations expose it to a variety of financial risks.

a) Foreign exchange risk
BPD has operations in the US, Continental Europe and Australia. BPD is exposed to foreign exchange risks primarily with respect to US Dollars, the Euro and the Australian Dollar.

b) Interest rate risk
BPD has interest bearing assets and interest bearing liabilities. These assets and liabilities are principally at floating rates based on Libor.

c) Credit risk
BPD has no significant concentrations of credit risk. BPD implements policies that require appropriate credit checks on potential customers before sales commence. The amount of exposure to any individual counterparty is subject to a limit, which is periodically reassessed.

d) Liquidity risk
BPD actively maintains a mixture of long-term and short-term committed facilities that are designed to ensure that BPD has sufficient available funds for operations.

Research and development
Research and development expenditure is written off as incurred.

3. *Segment Information*

BPD operates in the following geographical markets which are defined by turnover by origin.

	Turnover (including inter-segment) £'000	Inter-segment turnover £'000	Turnover by origin £'000	Turnover by destination £'000	Profit on ordinary activities before taxation £'000
Geographical analysis					
United Kingdom	12,593	(2,613)	9,980	9,948	2,334
Continental Europe	24,976	(1,253)	23,723	22,771	3,211
Rest of World	35,740	(150)	35,590	36,574	4,458
	73,309	(4,016)	69,293	69,293	10,003
Interest payable and similar charges					(6,435)
Other interest receivable and similar income					410
Other finance charge					(177)
					3,801

	Net Liabilities 2005 £'000	2004 £'000
United Kingdom	2,506	1,494
Continental Europe	9,354	6,788
Rest of World	8,620	7,119
	20,480	15,401
Unallocated liabilities	(38,922)	(32,648)
	(18,442)	(17,247)

Unallocated liabilities consist of the amounts included in net debt as per Note 19.

BPD has a single class of business.

4. *Profit on Ordinary Activities before Taxation*

	£'000
Profit on ordinary activities before taxation is stated after charging:	
Depreciation of tangible fixed assets – owned assets	2,101
– under finance leases	51
Profit on disposal of tangible fixed assets	(35)
Operating lease rentals – Plant and machinery	147
– Land and buildings	992
Management service charge due to related undertakings	686
Other management recharges due from related undertakings	(470)
Research and development	324
Exchange differences	3,347
Auditors' remuneration for audit services (including expenses)	220

Amounts paid to the Auditors for non-audit services was £21,000.

5. *Finance Costs*

	£'000
Interest payable and similar charges:	
Bank loans and overdraft interest	2,938
Finance lease interest payable	23
Exchange movement	3,474
	6,435
Other interest receivable and similar income:	
Bank interest receivable	(21)
Interest receivable from related undertakings	(389)
	(410)
Other finance charge	
Expected return on pension scheme assets	(549)
Interest on pension scheme liabilities	726
	177

Included within bank loans and overdraft interest is interest payable on third party debt that will be assigned to Lupus Capital plc on acquisition and interest payable on third party debt included within Deficit on Invested Capital which will be assigned to UniPoly Holdings Limited.

6. *Tax on Profit on Ordinary Activities*

	£'000
Tax charge	
United Kingdom – Corporation tax at 30%	–
Overseas – Corporation tax	1,221
Deferred taxation	22
Over provision in respect of prior years: Corporation tax	
Current tax	(30)
Deferred tax	–
Total taxation charge	1,213

The tax charge included in the combined financial information reflects the aggregate of the tax charges actually incurred by those companies making up BPD. These tax charges reflect benefits, reliefs or charges which arose as a result of membership of UniPoly Holdings tax group. The tax position shown by the combined financial information is therefore not necessarily representative of the tax position of BPD under separate ownership.

The Tax assessed for the period differs from the Standard Rate of Corporation Tax in the United Kingdom (30%). The differences are explained below:

	£'000
Profit on ordinary activities before tax	3,801
Profit on ordinary activities multiplied by standard UK rate (30%)	1,140
Effects of:	
Expenses not deductible for tax purposes	(4)
Retranslation of foreign currency loans	1,670
Accelerated capital allowances and other timing differences	(1,053)
Differences on overseas tax rates	173
Adjustment in respect of prior periods	(30)
Group relief not paid for	(705)
Current tax charge	1,191

7. *Employee Costs*

The average monthly number of employees was made up as follows:

	Number
Sales and Marketing	63
Manufacturing	503
Research and Development	33
Administrative	65
	664
United Kingdom	82
Continental Europe	225
Rest of World	357
	664

	£'000
Their aggregate remuneration comprised:	
Wages and salaries	17,288
Social security costs	2,045
Other pension costs	356
	19,689

No disclosure of directors' emoluments is provided in this report as none of the current directors of any of the businesses in BPD is expected to be a director of Lupus Capital Plc following the proposed acquisition.

8. *Tangible Fixed Assets*

	Land and buildings £'000	Plant and equipment £'000	Total £'000
Cost			
At 1 January 2005	2,795	33,447	36,242
Additions	2	3,328	3,330
Disposals	–	(278)	(278)
Exchange movements	(32)	1,222	1,190
At 31 December 2005	2,765	37,719	40,484
Depreciation			
At 1 January 2005	760	22,297	23,057
Charge for the year	108	2,044	2,152
Disposals	–	(173)	(173)
Exchange movements	9	613	622
At 31 December 2005	877	24,781	25,658
Net book value			
At 31 December 2005	1,888	12,938	14,826
At 1 January 2005	2,035	11,150	13,185

	2005 £'000	2004 £'000
The net book value of Land and Buildings comprises:		
Freehold	1,888	2,035

8. *Tangible Fixed Assets – continued*

Included in the amounts for plant and machinery are the following amounts related to assets held under finance lease:

	£'000
Cost	
At 1 January 2005	–
Additions	809
At 31 December 2005	809
Depreciation	
At 1 January 2005	–
Charge for the year	51
At 31 December 2005	51
Net book value	
At 31 December 2005	758
At 1 January 2005	–

9. *Stocks*

	2005 £'000	2004 £'000
Raw materials and consumables	3,671	2,848
Work in progress	859	448
Finished goods and goods for resale	5,192	4,076
	9,722	7,372

There is no material difference between the balance sheet value of stocks and their replacement cost.

10. *Debtors*

	2005 £'000	2004 £'000
Amounts falling due within one year:		
Trade debtors	10,908	8,245
Amounts due from related undertakings	1,190	1,049
Corporation tax	180	–
Deferred tax asset	328	346
Other debtors	756	1,527
Prepayments and accrued income	123	94
	13,485	11,261
Amounts falling due after one year:		
Prepayments and accrued income	23	9
	13,508	11,270

11. *Creditors – Amounts falling due within one year*

	Note	2005 £'000	2004 £'000
Bank overdraft	19	482	267
Obligations under finance Leases	13	157	–
Trade creditors		6,844	6,540
Corporation tax		532	877
Other tax and social security payable		452	383
Other creditors		309	530
Accruals and deferred income		2,936	2,488
		11,712	11,085

12. *Creditors – Amounts falling due after more than one year*

	Note	2005 £'000	2004 £'000
Bank Loans	16, 19	39,675	36,201
Obligations under finance Leases	13	495	–
Other creditors		105	101
		40,275	36,302

13. *Obligations under finance leases*

	2005 £'000	2004 £'000
Amounts Payable:		
Within one year	180	–
In two to five years	564	–
Less: finance charges allocated to future periods	(92)	–
	652	–

14. *Provisions for Liabilities and Charges*

	Deferred Taxation £'000
At 1 January 2005	625
Utilised	(4)
Exchange movements	(22)
At 31 December 2005	599

In addition, deferred tax of £18,000 has been provided in relation to the movement on deferred tax assets.

Deferred taxation provided in the financial statements and the total potential (asset)/liability including the amounts for which provision has been made are as follows:

	Amount provided/ (recognised) 2005 £'000	2004 £'000
Deferred tax assets	(328)	(346)
Deferred tax liabilities	599	625
	271	279

14. *Provisions for Liabilities and Charges – continued*

	2005		2004	
	Amount provided £'000	Amount not provided £'000	Amount provided £'000	Amount not provided £'000
Group:				
Accelerated Capital Allowances	318	(7,877)	333	(8,226)
Other Timing Differences	(47)	(2,202)	(54)	(2,385)
Losses	–	(2,518)	–	(2,452)
	271	(12,597)	279	(13,063)

15. *Pension and Post Retirement Benefit Liabilities*

	2005 £'000
At 1 January 2005	4,882
Current service cost	433
Contributions	(646)
Settlement and Curtailment gains	(77)
Other finance charge	177
Actuarial loss	1,030
At 31 December 2005	5,799

Details of the Pension and Post Retirement Benefit obligations are given in Note 22.

16. *Bank Loans*

	2005 £'000	2004 £'000
Secured:		
Between one and two years	39,675	–
Between two and five years	–	36,201
	39,675	36,201

At 31 December 2005, BPD has undrawn committed borrowings of £nil (2004: £nil).

Security

Bank loans and other borrowings are secured on the assets of the whole UniPoly Group. The principal operating companies within the UniPoly Group have also provided cross-guarantees to the Group's Bankers in support of all the loans and borrowings (see Note 21).

17. ***Financial Instruments***

Interest rate profile of financial liabilities

The interest rate profile of the financial liabilities of the group as at 31 December 2005 was as follows:

	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Total £'000
2005			
Sterling	151	–	151
US dollar	34,979	–	34,979
Euro	5,027	652	5,679
	40,157	652	40,809
2004			
Sterling	151	–	151
US dollar	31,432	–	31,432
Euro	4,885	–	4,885
	36,468	–	36,468

The Sterling, Euro and US Dollar denominated floating rate bank loan borrowings, bear interest at rates based on Libor.

For the purposes of the interest rate profile, short term debtor and creditors have been excluded.

The weighted average interest rate on the fixed rate financial liabilities is 2.9%, and weighted average interest period is 4 years.

Currency risk

The currency risk profile of the financial liabilities of the group as 31 December 2005 was as follows:

Functional currency of group operations

	US Dollar £'000
2005	
Sterling	151
Euro	4,654
	4,805
2004	
Sterling	151
Euro	4,811
	4,962

There are no financial assets held by BPD companies in currencies other than their local currency.

Fair Value

There are no material differences between the book values and the fair values of BPD's financial liabilities.

18. ***Reconciliation of movements in Deficit on Invested Capital***

	£'000
At 1 January 2005	(17,247)
Profit for the financial year	2,588
Ordinary dividends paid to UniPoly Holdings Limited	(300)
Actuarial loss recognised in the pension scheme	(1,030)
Exchange movements	1,143
Repayment of invested capital to UniPoly Group	(3,596)
At 31 December 2005	(18,442)

Deficit on Invested Capital principally comprises share capital and reserves of Schlegel Building Products Group companies, except for Schlegel Limited where only certain assets and liabilities are being acquired, and intra-group funding balances with UniPoly Holdings Group.

19. ***Notes to the Cash Flow Statement***

a) *Reconciliation of net cash flow to movement in net debt*

	£'000
Decrease in cash	(2,204)
Repayments of capital element of finance leases	157
Change in net debt resulting from cash flows	(2,047)
New finance leases	(809)
Exchange movements	(3,418)
Movement in net debt	(6,274)
Net debt at 1 January 2005	(32,648)
Net debt at 31 December 2005	(38,922)

b) *Analysis of net debt*

	At 1 January 2005 £'000	Cash Flow £'000	Foreign Exchange £'000	New Finance Leases £'000	At 31 December 2005 £'000
Cash at bank and in hand	3,820	(2,003)	70	–	1,887
Bank overdraft	(267)	(201)	(14)	–	(482)
	3,553	(2,204)	56	–	1,405
Finance leases due within 1 year	–	157	–	(314)	(157)
Non current bank loans	(36,201)	–	(3,474)	–	(39,675)
Finance leases due after 1 year	–	–	–	(495)	(495)
	(32,648)	(2,047)	(3,418)	(809)	(38,922)

20. *Operating Lease Commitments*

	Property £ million	Vehicles, Plant and Equipment £ million	Total £ million
Annual commitments under non-cancellable operating leases expiring:			
As at 31 December 2005			
Within one year	–	58	58
Within two to five years	–	96	96
After five years	858	–	858
	858	154	1,012
As at 31 December 2004			
Within one year	–	37	37
Within two to five years	–	144	144
After five years	801	–	801
	801	181	982

21. *Capital and Other Financial Commitments*

	2005 £'000	2004 £'000
Financial Guarantees	1,625	1,478
Contracts placed for future capital expenditure not provided for	40	132

Financial Guarantees principally relate to Letters of Credit provided to Insurance Scheme providers, mostly in respect of workers compensation insurance in the USA.

22. *Pension schemes and post retirement benefit schemes*

BPD operates a number of defined benefit pension schemes and post-retirement healthcare scheme. and a number of employees are members of defined contribution pension schemes.

Full actuarial valuations of the Group's defined benefit schemes are carried out every year by qualified independent actuaries. For the purposes of these annual updates, scheme assets are included at market value and scheme liabilities are measured on an actuarial basis using the projected unit method; these liabilities are discounted at the current rate of return on a high quality corporate bond of equivalent currency and term. The post-retirement benefit surplus or deficit is included on the Group's balance sheet, net of the related amount of deferred tax. Surpluses are only included to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes. The current service cost and any past service costs are included in the profit and loss account within operating expenses and the expected return on the schemes' assets, net of the impact of the unwinding of the discount on scheme liabilities, is included within other finance income. Actuarial gains and losses, including differences between the expected and actual return on scheme assets, are recognised, net of the related deferred tax, in the statement of total recognised gains and losses.

The costs of the Group's defined contribution pension schemes are charged to the profit and loss account in the period in which they fall due. The contributions paid to these arrangements over the period amounted to £90,000. Amounts included in pension liabilities as at 31 December 2005 are £3,000 (2004: £4,000).

22. ***Pension schemes and post retirement benefit schemes – continued***

The major assumptions used by the actuary were;

	31 December 2005 US %	31 December 2005 Australia %	31 December 2004 US %	31 December 2004 Australia %
Rate of increase in salaries	n/a	n/a	n/a	4.0
Rate of increase in pensions in payment	–	n/a	–	n/a
Discount Rate	5.75	n/a	6.0	5.0
Health care cost trend*	10.0–5.0	n/a	8.0–5.0	n/a

*The level of healthcare contributions are capped and adopting a higher trend rate does not materially affect the liability

The assets in the Plans and the expected rates of return were:

	31 December 2005				31 December 2004			
	US		Australia		US		Australia	
	%	£'000	%	£'000	%	£'000	%	£'000
Equities	9.25	4,658	n/a	–	9.0	4,112	n/a	–
Bonds	5.2	1,802	n/a	–	6.0	1,502	5.2	1,253
Others	3.1	169	n/a	–	3.8	260	n/a	–
		6,629		–		5,874		1,253

The following amounts on 31 December 2005 and 31 December 2004 were measured in accordance with the requirements of FRS 17:

	31 December 2005 US £'000	31 December 2005 Australia £'000	31 December 2004 US £'000	31 December 2004 Australia £'000
Total market value of assets	6,629	–	5,874	1,253
Present value of scheme liabilities	(12,425)	–	(10,711)	(1,210)
Deficit in plan	(5,796)	–	(4,837)	43
Related deferred tax	–	–	–	(13)
Net pension (liability)/asset	(5,796)	–	(4,837)	30

	2005 US £'000	2005 Australia £'000
Operating profit		
Current service cost	246	97
Past service costs	–	–
Settlements & curtailments due to sale of business	–	–
Other Settlements & curtailments	(131)	54
Total operating charge	115	151
Other finance (charge)/income		
Expected return on Plan assets	484	65
Interest on Plan liabilities	(666)	(60)
Net (cost)/return	(182)	5
Statement of total recognised gains/losses		
Actual less expected return on Plan assets	(172)	–
Experience gains and losses on Plan liabilities	(22)	–
Change in assumptions underlying Plan liabilities	(208)	(46)
Experience (loss)/gain arising from exchange rate fluctuations	(585)	3
Actuarial losses	(987)	(43)

22. ***Pension schemes and post retirement benefit schemes – continued***

	2005 US £'000	2005 Australia £'000
Movement in deficit during period		
(Deficit)/surplus in Plan at start of period	(4,921)	43
Movements in period:		
Current service cost	(246)	(97)
Contributions	409	146
Settlement and Curtailment gains/(losses)	131	(54)
Other finance (charge)/income	(182)	5
Actuarial losses	(987)	(43)
Deficit in Plan at end of period	(5,796)	–
Details of experience gains/losses for period		
Difference between actual and expected return on assets:		
Amount (£'000)	(172)	–
Percentage of Plan assets	(2.6%)	n/a
Experience gains and losses on scheme liabilities: Amount (£'000)	(22)	–
Percentage of the present value of the Plan liabilities	(0.2%)	n/a
Total amount recognised in statement of total recognised gains and losses: Amount (£'000)	(987)	(43)
Percentage of the present value of the Plan liabilities	(7.9%)	n/a

23. ***Related Party***

During the year ended 31 December 2005, amounts included in turnover relating to sales to related undertakings in the UniPoly Group of Companies were £1,376,000. BPD also paid management services fees of £686,000, and dividends of £300,000 to related undertakings in the UniPoly Group of Companies and received interest of £389,000 and other management recharges of £470,000.

Balances included in debtors arising from trading and other activities due from related parties were £1,190,000, (2004: 1,049,000).

Balances included in invested capital due from related parties were £10,797,000, (2004: 8,793,000). Deficit on Invested Capital also includes third party debt in the US which will be assigned to UniPoly Holdings Limited of £12,567,000 (2004: £13,167,000).

24. ***Principal Undertakings***

The principal subsidiaries included in the financial information were as follows:

Subsidiary	Country of incorporation and operation	Principal activity
Schlegel BVBA	Belgium	Manufacture of weather and environmental seals for domestic, building and automotive business, electrostatic interference and copier products
Schlegel Pty Limited	Australia	
Schlegel SrL	Italy	
Schlegel Taliana SL	Spain	
Schlegel GmbH	Germany	

The financial information also includes the trade and certain assets and liabilities of Schlegel Limited and Schlegel Systems Inc. (USA).

PART 8

INFORMATION ON LUPUS

A. HISTORY AND DEVELOPMENT OF LUPUS

1. Overview

Lupus has been quoted on the Official List since 1999. In early 2004, Greg Hutchings made a significant investment in Ordinary Shares and was appointed as Executive Chairman. Denis Mulhall was appointed as an executive Director shortly afterwards and also made a significant investment in Ordinary Shares. Since then, operational management has been reorganised, incentive schemes installed and a mergers and acquisitions function added. The balance sheet and share premium account of Lupus were restructured in June 2004 by means of a capital reorganisation in order to permit dividend payments.

Since the appointment of the current management team in February 2004, the strategy of Lupus has been:

- To build shareholder value through the acquisition of industrial assets with the potential for development.
- To apply the executive team's management skills and systems to improve profitability.
- To use a variety of funding mechanics and exit strategies to enhance shareholder value.

Lupus adopts a very disciplined and clear focus in its approach to target acquisition opportunities. The key requirements are that targets are asset backed, not loss making and have positive cash flow. Lupus chooses to operate in markets where the technology is low risk (although not necessarily low-tech) rather than markets exposed to quick innovation and sudden obsolescence.

Lupus has one main operating company, Gall Thomson Environmental Limited, which is a supplier of marine breakaway couplings. Its subsidiary, KLAW Products Limited, is a supplier of industrial couplings including quick release couplings and breakaway couplings.

2. Existing Business

A Gall Thomson marine breakaway coupling is used in the oil and gas industry to enable a loading line to part safely and then to shut off the product supply in the event of a vessel moving off station during the loading or discharging of oil and gas products, whether at offshore moorings or jetty terminals. The purpose of the breakaway coupling is to prevent environmental pollution and damage to pumping and transfer equipment. Gall Thomson Environmental Limited also supplies the quick release Welin Lambie camlock coupling which is used in the hose and loading arm system for the transfer of oil and gas products.

The greater number of Gall Thomson couplings are designed and made to order for the major oil producers. Stock and working capital levels are thus easily visible.

The excellence of the couplings and their technology together with the huge environmental and financial consequences of risking less established products gives Gall Thomson a significant advantage.

The principal activity of KLAW is that of the manufacture, assembly and distribution of industrial quick release couplings to the oil and gas industries, such as refining, exploration and construction. They are also used in the transportation of product by road and rail.

B. OPERATING AND FINANCIAL REVIEW FOR LUPUS

The financial information in this Operating and Financial Review has been extracted without material adjustment from the historical financial information on Lupus set out in Section C of Part 8 of this document or from Lupus' underlying accounting records in the case of Adjusted Profit, which is unaudited.

Lupus' unaudited preliminary results announcement for the year ended 31 December 2005 have been prepared in accordance with IFRS, as required for companies quoted on the Official List. Providing that the Acquisition completes, in 2006 Lupus will report in accordance with UK GAAP. This is necessary as the financial records of Schlegel have been kept in accordance with UK GAAP. In Lupus' view it is unlikely that the work necessary to convert Schlegel to IFRS reporting will be completed by the time of the publication of the Enlarged Group's interim results. Consequently, to ensure that a common reporting regime is applied, the Enlarged Group will report its 2006 results in accordance with the UK GAAP. The historical financial information in Section C of Part 8 of this document has been prepared on the basis of UK GAAP and the Accountants' Report on Lupus in Section D of Part 8 of this document relates to the UK GAAP information.

The financial information in this Operating and Financial Review has been prepared in accordance with UK GAAP. Your attention is drawn to the reconciliation between IFRS and UK GAAP contained on page 97 of this document.

Investors should read the whole of this prospectus and should not just rely on the summary information contained in this Operating and Financial Review.

1. Selected Financial Information

	Year ended 31 December		
	2005 £'000	2004 £'000	2003 £'000
Turnover	7,479	6,607	6,551
Profit before goodwill, amortisation, LESOT charge, exceptional items, loss on disposal of fixed asset investment and taxation ("Adjusted Profit")	3,176	2,974	2,848
Goodwill amortisation	(741)	(740)	(740)
LESOT charge	–	(6,715)	–
Exceptional items	–	(1,309)	–
Loss on disposal of fixed asset investment	–	–	(200)
Profit/(loss) on ordinary activities before tax	2,435	(5,790)	1,908
Taxation	(1,025)	(538)	(788)
Profit/(loss) on ordinary activities for year	1,410	(6,328)	1,120
	Year ended 31 December		
	Pence	Pence	Pence
Earnings/(loss) per share	0.59	(2.82)	0.65
Equity dividends paid per share	0.40	0.36	0.61
	Year ended 31 December		
	£'000	£'000	£'000
Total assets	16,333	15,300	15,055
Total non-current assets	10,383	11,077	11,836
Total shareholders' funds	14,397	13,928	13,161

The Adjusted Profit figure is unaudited and is explained below under reconciliation of Adjusted Profit to profit/(loss) before taxation.

2. Financial Performance

Turnover

Turnover for 2005 increased by 13.2 per cent. to £7.479 million (2004: £6.607 million). This increase in turnover is mainly due to faster growing sales of KLAW products which reflects the broader marketing of these products at trade shows and exhibitions. The turnover in 2004 recorded an increase of almost 1 per cent. over the previous year (2003: £6.551 million).

An analysis of turnover by geographic market is set out below:

	Year ended 31 December		
	2005 £'000	2004 £'000	2003 £'000
United Kingdom	990	622	1,246
Other European countries	3,839	2,049	1,646
North America	908	594	1,082
South America	388	141	517
Africa	39	161	492
Middle East	706	1,971	306
Asia Pacific	609	1,069	1,262
Total	7,479	6,607	6,551

Gall Thomson provides products for the major oil companies and their subcontractors on a project by project basis across the world. Gall Thomson submits bids or quotations for many projects. Certain projects may be deferred for a considerable time and some projects may be cancelled. Once a bid has been awarded, Gall Thomson will be put on notice as to when the product is likely to be required.

These major projects may take several years to complete and may be delayed. The timing of the delivery of Gall Thomson's product to the customer, and consequently the timing of Lupus' sales, depends on the stage of completion of the project. While on a contract-by-contract basis sales may be volatile, Lupus' sales history has demonstrated that on an overall basis aggregate sales have been steady.

The KLAW products are less related to major projects and have a broader more everyday application than those of Gall Thomson. They are not subject to the vagaries of major development programs to the same extent, and consequently have a more regular demand pattern. In the longer term it is intended to continue the development of the KLAW business while maintaining the excellence of the Gall Thomson service to the oil industry. The KLAW business development will be driven by trade promotions and exhibitions.

Consequently, sales into a particular region will be volatile from year to year given the stage of completion of the projects being undertaken and the capital nature of the products being sold. This is evident from the data shown above.

Profitability

Lupus measures its performance by reference to the profit of the continuing business activity before goodwill, LESOT charge, exceptional items and taxation ("Adjusted Profit"). Below is a reconciliation of unaudited Adjusted Profit to profit/(loss) before taxation.

Reconciliation of unaudited Adjusted Profit to profit/(loss) before taxation

	2005 £'000	2004 £'000	2003 £'000
Profit/(loss) before taxation	2,435	(5,790)	1,908
Lesot charge	–	6,715	–
Exceptional items	–	1,309	–
Goodwill amortisation	741	740	740
Loss on disposal of fixed asset investment	–	–	200
	3,176	2,974	2,848

Adjusted Profit in 2005 increased by 6.8 per cent. to £3.176 million (2004: £2.974 million). This improvement was achieved through a strong performance in sales, particularly at KLAW Products Limited.

The strong increase in sales at KLAW had the impact of varying the group gross margin. Administrative costs (excluding LESOT charge, exceptional expenses and goodwill amortisation) increased in 2005 by £0.358 million, which were partly offset by interest receipts which were higher by £0.063 million

In 2004 Adjusted Profit increased by 4.4 per cent. to £2.974 million (2003: £2.848 million). The gross margin percentage in 2004 increased over 2003. Administrative costs were also higher in 2004 compared to 2003 by £0.14 million. This was mainly offset by an improvement in interest which turned to income of £0.027 million in 2004 compared to an expense of £0.081 million in 2003.

Other significant items impacting the results

In 2005 there were no significant items impacting the reported results.

During 2004, a number of exceptional and one off charges were recognised by the group. These are outlined below:

- On 26 March 2004 Lupus allotted 47,539,257 ordinary shares to the trustees of the LESOT under the employee incentive arrangements described in a circular dated 21 January 2004 and approved by Shareholders on 16 February 2004. The issue of these shares gave rise to a charge of £6.715 million. In the same year exceptional expenses of £1.309 million were incurred. These were costs associated with the change of strategy and introduction of the new executive management to the Lupus Group.
- In 2003 a one-off charge of £0.2 million was incurred relating to a loss on disposal of a fixed asset investment.

Amortisation and impairment of goodwill and intangible assets

In each of the three years ended 31 December 2005 a goodwill amortisation charge of £0.74 million was recorded.

Interest

The net interest income or expense reflects the increase in the cash position of the Company with net interest expense in 2003 of £0.081 million, interest income in 2004 of £0.027 million and in 2005 of £0.09 million.

Taxation

The tax charge for 2005 was £1.025 million reflecting an effective underlying rate of 42.1 per cent. In 2004 although a loss was reported, there was a tax charge of £0.538 million. This was due to a number of items not being allowed for tax purposes namely the LESOT charge and goodwill amortisation. In 2003 the tax charge was £0.788 million which reflected an effective underlying rate of 41.3 per cent. The cause of this apparent high rate in 2005 and 2003 was mainly due to the non-allowable nature of goodwill amortisation.

Equity dividends paid per share

The high level of dividend paid in 2003 reflects the final 2002 dividend of 0.50 pence which was paid in accordance with the Board's then commitment to return cash to Shareholders. This was during the period when the strategy was to sell Lupus' investment assets, winding it down and distributing the cash to Shareholders. Since the change in management in 2004, that strategy has been revised and the dividend policy amended accordingly.

Total assets

The change in total assets from 2003 to 2004 is caused by the goodwill amortisation of £0.740 million offset by an increase in current assets of £1.004 million, including a decrease in debtors of £0.548 million and an increase in cash of £1.552 million. The movement from 2004 to 2005 is caused by the goodwill amortisation of £0.741 million and an increase in current assets of £1.727 million. Cash increased by £1.005 million over this period.

Total non-current assets

Total non current assets decreased over the three years ended 31 December 2005 principally due to the goodwill amortisation.

Total shareholders' funds

Total shareholders' funds increased in 2004 by £0.767 million as a result of the loss for the year of £6.328 million and the dividends paid of £0.851 million being more than offset by the shares issued net of

costs £7.946 million. In 2005 the shareholders' funds increased by £0.469 million due to the profit for the year of £1.410 million partly offset by the dividends paid to shareholders of £0.941 million.

Share capital

In 2002 and 2004 there were significant changes to the board structure and membership. These resulted in certain changes to the share capital of Lupus.

Changes to the share capital of Lupus in the three years to 31 December 2005 included:

- In 2003 certain former directors who resigned from the Board towards the end of 2002 exercised their outstanding share options and 2,350,000 Ordinary Shares were allotted in this regard.
- On 16 February 2004 17,283,944 Ordinary Shares were allotted to Mr. Hutchings and paid for by Mr. Hutchings under the subscription agreement at that date. This related to the change in executive management referred to earlier.
- On 26 March 2004 Lupus allotted 47,539,257 Ordinary Shares to the Trustees of the LESOT under the Share Incentive Arrangements described in the circular dated 21 January 2004 and approved by Shareholders on 16 February 2004.

3. Lupus Accounting

Accounting convention

In 2003 and 2004 the financial statements were prepared in accordance with UK GAAP. In 2005, the unaudited preliminary results announcement has been prepared in accordance with IFRS.

As an AIM listed company, for the year ending 31 December 2006, the Enlarged Group will prepare financial statements under UK GAAP with a reconciliation to IFRS.

Therefore the historical financial information set out in Section C of this Part 8 has been prepared in accordance with UK GAAP with a reconciliation back to IFRS.

Accounting policies

Details of Lupus' accounting policies are set out in Section C of Part 8.

4. Capital Resources and Treasury and Risk Management

Capital resources

On Completion, Lupus will have new debt facilities comprising a £35 million term loan and a £10 million working capital facility.

The Lupus Group will meet its ongoing commitments out of operating cashflows and will also be able to utilise the £10 million working capital facility and its cash balances to meet such commitments, if required.

Further details concerning the New Debt Facility are set out in paragraph 11 of Part 12 of this document.

Lupus currently has an overdraft facility in place of £100,000, however the facility has remained unutilised during the last two years. The overdraft facility has been kept in place to give the Lupus Group maximum flexibility, but is not considered to be required for the ongoing funding of the business.

The Lupus Group's operating cashflows are derived from its operating subsidiaries. There are no material legal or economic restrictions on the ability of the Lupus Group's subsidiaries to transfer funds to Lupus in the form of cash dividends, loans or advances.

There is no discernible seasonality for Lupus' business.

Treasury and risk management

Currently, Lupus has various financial instruments such as trade debtors and trade creditors that arise directly from its operations. No trading in financial instruments is undertaken. Further information on the risk profile of Lupus' financial instruments is provided in note 17 to the Lupus historical financial information set out in Section C of this Part 8.

As set out in paragraph 5 below under Capitalisation and Indebtedness, Lupus has been in a cash surplus since 31 December 2003 and therefore the analysis of gearing is not relevant.

The Board reviews and agrees policies for managing each financial instrument risk.

The Board periodically reviews any exposure Lupus may have to interest rate fluctuations.

Lupus' subsidiary, Gall Thomson, conducts part of its business in US dollars. Gall Thomson buys forward the value of the orders awarded in order to lock in the exchange rate at that time.

Cash flow

	Year ended 31 December		
	2005 £'000	2004 £'000	2003 £'000
Net cash inflow from operating activities	2,764	(5,049)	1,289
Returns on investments and servicing of finance			
Interest received	316	252	161
Interest paid	(226)	(221)	(273)
Dividends received	–	–	56
	90	31	(56)
Taxation			
UK corporate tax paid	(806)	(489)	(146)
Capital expenditure and financial investment			
Sale of tangible fixed assets	–	–	4
Purchase of tangible fixed assets	(105)	(36)	(8)
Sale of fixed asset investments	–	–	3,622
	(105)	(36)	3,618
Equity dividends paid	(941)	(851)	(1,060)
Net cash flow before financing	1,002	(6,394)	3,645
Financing			
Issue of shares net of costs	–	7,946	279
Capital element of finance lease	3	–	–
Increase in cash	1,005	1,552	3,924

In 2004 the reported profit was reduced due to the LESOT charge. The financing section of the cashflow statement records as a cash inflow the issue of shares related to the LESOT allotment. There was no change to the net assets of Lupus as a result of the share issue.

In 2003 the proceeds of fixed asset sales in that year underpinned the cash generation.

5. Capitalisation and Indebtedness

Lupus had no indebtedness as at 31 December 2005.

As at 31 December 2005, Lupus had an unused overdraft or guarantee facility of £100,000, which falls due for renewal on 31 October 2006. This facility was not subject to guarantees provided by third parties.

The following table sets out the capitalisation of Lupus as at 31 December 2005:

	2005 £'000
Shareholders' equity	
Called up share capital	1,188
Merger reserve	10,389
Profit and loss account	2,820
	14,397

Net financial receivable

The following table sets out the net financial receivable of Lupus in the short to medium-long term as at 31 December 2005:

	As at 31 December 2005 £'000
Cash	2,654
Liquidity	2,654
Other current financial debt	(3)
Current financial debt	(3)
Net current financial receivable	2,651
Net financial receivable	2,651

As at 31 December 2005, Lupus was party to a cross corporate guarantee for bank overdrafts and loans of all group undertakings, which are included within set off arrangements. None of the bank overdraft or loan facility was utilised as at 31 December 2005. Lupus had no other contingent liabilities as at 31 December 2005.

The above information has been extracted from the historical financial information set out in Section C of Part 8 of this document.

C. HISTORICAL FINANCIAL INFORMATION ON LUPUS

1. Consolidated profit and loss accounts

	Note	2005 £'000	2004 £'000	2003 £'000
		Year ended 31 December		
Turnover	3	7,479	6,607	6,551
Cost of sales		(2,213)	(1,838)	(1,940)
Gross profit		5,266	4,769	4,611
Administrative expenses				
– excluding lesot charge, exceptional expenses and goodwill amortisation	3	(2,180)	(1,822)	(1,682)
– lesot charge	3	–	(6,715)	–
– exceptional restructuring costs	3	–	(1,309)	–
– goodwill amortisation	3	(741)	(740)	(740)
Total administrative expenses		(2,921)	(10,586)	(2,422)
Operating profit/(loss)	3	2,345	(5,817)	2,189
Loss on disposal of fixed asset investments		–	–	(200)
Interest receivable and similar income	5	316	251	161
Interest payable and similar charges	6	(226)	(224)	(242)
Profit/(loss) on ordinary activities before taxation		2,435	(5,790)	1,908
Taxation	7	(1,025)	(538)	(788)
Profit/(loss) on ordinary activities for the year		1,410	(6,328)	1,120
Earnings/(loss) per share – basic and diluted	9	0.59p	(2.82)p	0.65p

There were no recognised gains and losses other than the profit/(loss) for the years.

All results relate to continuing operations.

2. Consolidated balance sheets

	Note	2005 £'000	2004 £'000	2003 £'000
		As at 31 December		
Fixed assets				
Intangible assets	10	9,940	10,681	11,421
Tangible assets	11	443	396	415
		10,383	11,077	11,836
Current assets				
Stocks and work-in-progress	12	331	251	251
Debtors	13	2,965	2,323	2,871
Cash at bank and in hand	20(b)	2,654	1,649	97
		5,950	4,223	3,219
Creditors: amounts falling due within one year	14	(1,915)	(1,372)	(1,809)
Net current assets		4,035	2,851	1,410
Total assets less current liabilities		14,418	13,928	13,246
Creditors: amounts falling due after more than one year	15	(21)	–	(85)
Net assets		14,397	13,928	13,161
Capital and reserves				
Called up share capital	18	1,188	1,188	864
Share premium account	19	–	–	4,709
Merger reserve	19	10,389	10,389	10,389
Lesot reserve	19	–	(8,201)	–
Profit and loss account	19	2,820	10,552	(2,801)
Equity shareholders' funds		14,397	13,928	13,161

3. Consolidated cash flow statements

	Note	2005 £'000	2004 £'000	2003 £'000
		Year ended 31 December		
Net cash inflow/(outflow) from operating activities	20(a)	2,764	(5,049)	1,289
Returns on investments and servicing of finance				
Interest received		316	252	161
Interest paid		(226)	(221)	(273)
Dividends received		–	–	56
		90	31	(56)
Taxation				
UK corporation tax paid		(806)	(489)	(146)
Capital expenditure and financial investment				
Sale of tangible fixed assets		–	–	4
Purchase of tangible fixed assets		(105)	(36)	(8)
Sale of fixed asset investments		–	–	3,622
		(105)	(36)	3,618
Equity dividends paid		(941)	(851)	(1,060)
Net cash inflow before financing		1,002	(6,394)	3,645
Financing				
Issue of shares net of costs		–	7,946	279
Capital element of finance leases		3	–	–
Increase in cash	20(b)	1,005	1,552	3,924

4. Reconciliation of net cash flow to movement in net funds/(debt)

	Note	2005 £'000	2004 £'000	2003 £'000
		Year ended 31 December		
Increase in cash		1,005	1,552	3,924
Capital element of finance leases		(3)	–	–
Change in net funds/(debt) from cash flows		1,002	1,552	3,924
Net funds/(debt) at 1 January		1,649	97	(3,827)
Net funds at 31 December	20(b)	2,651	1,649	97

5. Reconciliation of equity shareholders' funds

	2005 £'000	2004 £'000	2003 £'000
	Year ended 31 December		
Profit/(loss) for the financial year	1,410	(6,328)	1,120
Shares issued net of costs	–	7,946	279
Equity dividends paid on ordinary shares	(941)	(851)	(1,060)
Net addition to shareholders' funds	469	767	339
Opening shareholders' funds	13,928	13,161	12,822
Closing shareholders' funds	14,397	13,928	13,161

6. Notes to the historical financial information

1. *Basis of preparation*

Lupus Capital plc ("Lupus" or the "Company") and its subsidiaries (the "Group") operate in the oil services industry. Lupus is a company incorporated in England and Wales under the Companies Act 1985.

The historical financial information, which has been prepared in accordance with UK GAAP, is based on the audited statutory accounts for the two years ended 31 December 2004 and on the unaudited preliminary results announcement for the year ended 31 December 2005. The unaudited preliminary results announcement for the year ended 31 December 2005 was prepared in accordance with International Financial Reporting Standards (IFRS) and a reconciliation of those results with the historical financial information is provided in note 23. The statutory accounts for the years ended 31 December 2004 and 31 December 2003 were prepared in accordance with applicable UK standards (UK GAAP) and the historical financial information for those years has been prepared on the same basis, amended as necessary for the effects of new UK standards. A reconciliation of the historical financial information to the statutory accounts for those years is provided in note 24.

2. *Accounting policies*

2.1 *Going concern basis*

The historical financial information has been prepared on the going concern basis.

2.2 *Accounting convention*

The historical financial information has been prepared in accordance with UK GAAP.

2.3 *Basis of consolidation*

The historical financial information consolidates that of the Company and its subsidiary undertakings (see note 10) drawn up to 31 December each year.

2.4 *Goodwill*

Goodwill arising on consolidation, representing the excess of the fair value of the consideration given over the fair values of the identifiable net assets acquired is capitalised and amortised over its useful economic life of 20 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

2.5 *Turnover*

Turnover represents the value of work completed for customers during the year net of VAT.

2.6 *Tangible fixed assets and depreciation*

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided on all assets except freehold land at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its expected useful life, at the following annual rates:

Freehold buildings	2%
Leasehold improvements	25%
Fixtures, fittings and equipment	15% to 25%
Plant and machinery	15%
Motor vehicles	20% to 25%

The carrying values of tangible fixed assets are reviewed for impairment periodically if events or changes in circumstances indicate that the carrying value may not be recoverable.

2.7 *Leasing*

Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

2.8 *Stocks and work-in-progress*

Stocks and work-in-progress were valued at the lower of cost and net realisable value. Cost is determined on a purchase cost basis. Work-in-progress includes materials and labour costs and an appropriate proportion of overheads incurred on uncompleted contracts at the year end.

2.9 *Pensions*

The Group operates defined contribution pension schemes within Gall Thomson Environmental Limited. Contributions are charged to the profit and loss account as incurred.

2.10 *Deferred taxation*

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less or to receive more tax, with the following exceptions:

Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, or gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

2.11 *Foreign currencies*

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account.

2.12 *Financial instruments*

Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Trade payables are stated at their nominal amount.

2.13 *Share-based employee remuneration*

All share-based payment arrangements are recognised in the historical financial information. The Group operates an equity-settled share-based remuneration plan for remuneration of its employees.

All employee services received in exchange for the grant of any share-based remuneration are measured at their fair values. These are indirectly determined by reference to the fair value of the share options awarded. Their value is appraised at the grant date and excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets).

All share-based remuneration is ultimately recognised as an expense in profit or loss with a corresponding credit to additional paid-in capital, net of deferred tax where applicable. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.

Upon exercise of share options, the proceeds received net of any directly attributable costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded as share premium.

3. ***Turnover and operating profit***

Turnover is attributable to the continuing operations of Gall Thomson Environmental Ltd and its subsidiary, stated net of VAT. All turnover is based in the United Kingdom and is related to oil services.

	Year ended 31 December		
	2005 £'000	2004 £'000	2003 £'000
Turnover	7,479	6,607	6,551
Cost of sales	(2,213)	(1,838)	(1,940)
Gross profit	5,266	4,769	4,611
Administrative expenses	(2,921)	(10,586)	(2,422)
Operating profit	2,345	(5,817)	2,189
Add back: goodwill amortisation	741	740	740
Operating profit before goodwill amortisation	3,086	(5,077)	2,929

Turnover by destination

	2005 £'000	2004 £'000	2003 £'000
United Kingdom	990	622	1,246
Other European countries	3,839	2,049	1,646
North America	908	594	1,082
South America	388	141	517
Africa	39	161	492
Middle East	706	1,971	306
Asia Pacific	609	1,069	1,262
Total	7,479	6,607	6,551

Operating profit is stated after charging

	2005 £'000	2004 £'000	2003 £'000
Depreciation of tangible assets – owned assets	58	55	52
Amortisation of goodwill	741	740	740
Operating lease rentals – land and buildings	86	84	221
Auditors' remuneration – audit services	36	19	36
Auditors' remuneration – other services	14	8	58
Foreign exchange (profit)/loss	(39)	29	50

Segmental analysis

All profits, losses and net assets in the year ended 31 December 2005 and 31 December 2004 were attributable to oil services, which are deemed to be continuing activities. Those for the year ended 31 December 2003 were substantially attributable to oil services, except that the group's remaining fixed asset investments were sold.

Exceptional expenses

The exceptional costs associated with the change of strategy and introduction of new executive management to the Group in February 2004 were as follows: legal fees £112,000, costs of establishing the lesot £99,000; corporate finance fees £308,000; management fees including performance fee and termination fee £732,000; printing costs, listing fees and other miscellaneous costs £58,000.

4. ***Employees***

Number of employees

The average monthly number of employees (including directors) of the Group during the financial year was:

	2005 Number	2004 Number	2003 Number
Administration	15	16	12
Operations	18	16	16
	33	32	28

Employment costs

Employment costs of these employees during the year were as follows:

	2005 £'000	2004 £'000	2003 £'000
Wages and salaries	1,565	1,310	1,147
Social Security costs	192	158	136
Other pension costs	85	83	87
	1,842	1,551	1,370

The allotment of shares to the lesot, described in note 18 below, gave rise to a charge of £6,715,000 to the profit and loss account in the year ended 31 December 2004 (2005: Nil 2003: Nil).

The Company made no contributions towards the personal pension arrangements of directors or employees in the years ended 31 December 2005, 31 December 2004 or 31 December 2003 other than had been accrued in the accounts for the year ended 31 December 2002. Contributions to defined contribution pension schemes were paid during those years by Gall Thomson Environmental Limited and were charged to the profit and loss account.

Directors' remuneration

The remuneration payable to directors in respect of the years ended 31 December was as follows:

2003	Fees £	Benefits £	Total 2003 £
Konrad Legg	25,000	–	25,000
Frederic Hoad	15,000	–	15,000
Roland Tate	15,000	–	15,000
Total	55,000	–	55,000

2004	Fees £	Benefits £	Total 2004 £
Konrad Legg	22,500	–	22,500
Frederic Hoad	17,500	–	17,500
Roland Tate	17,500	–	17,500
Greg Hutchings	131,034	558	131,592
Denis Mulhall	65,517	349	65,866
Total	254,051	907	254,958

2005	Fees £	Benefits £	Total 2005 £
Konrad Legg	917	–	917
Frederic Hoad	18,000	–	18,000
Roland Tate	18,000	–	18,000
Greg Hutchings	150,000	837	150,837
Denis Mulhall	75,000	523	75,523
Total	261,917	1,360	263,277

5. *Interest receivable and similar income*

	Year ended 31 December		
	2005	2004	2003
	£'000	£'000	£'000
Bank interest receivable	316	251	161

6. *Interest payable and similar charges*

	Year ended 31 December		
	2005	2004	2003
	£'000	£'000	£'000
On bank loans and overdrafts	226	224	242

7. ***Taxation***

(a) *Analysis of the tax charge in the year:*

	Year ended 31 December		
	2005	2004	2003
	£'000	£'000	£'000
Taxation based on the result for the year:			
UK Corporation tax on profits for the year	1,006	480	846
Adjustment in respect of prior year	–	59	(58)
Total current tax	1,006	539	788
Origination and reversal of timing differences			
Current year	19	(1)	–
Prior year	–	–	–
Total deferred tax	19	(1)	–
Tax on profit on ordinary activities	1,025	538	788

(b) *Factors affecting the tax charge in the year:*

The tax assessed for the year differs from the standard rate of tax in the UK (30 per cent.). The differences are explained below:

	Year ended 31 December		
	2005	2004	2003
	£'000	£'000	£'000
Profit/(loss) on ordinary activities before taxation	2,435	(5,790)	1,908
Rate of corporation tax in the UK of 30% (2004 and 2003: 30%)	731	(1,737)	572
Effects of:			
Expenses not deductible for tax purposes			
Charge in respect of transfer of shares to Iesot	–	2,014	–
Legal charges in respect of share issues	–	63	–
Goodwill amortisation	210	210	210
Other items	53	14	27
Capital allowances in advance of depreciation	12	(2)	(9)
Other timing differences	–	(69)	(14)
Loss on sale of investment	–	–	60
CT rate difference	–	(8)	–
Offset of Advanced Corporation Tax	–	(5)	–
Adjustment in respect of prior periods	–	59	(58)
Current tax for the year	1,006	539	788

(c) *Factors that may affect future tax charges:*

At 31 December 2005, there are estimated tax losses of £11,954,000 (2004: £11,954,000, 2003: £11,296,000) within the Group, comprising capital losses of £6,760,000 (2004 and 2003: £6,760,000) and other tax losses of £5,194,000 (2004: £5,194,000, 2003: £4,537,000). As the future use of these losses is uncertain, in accordance with the Group's accounting policy no deferred tax asset has been recognised in respect of them.

The amounts of deferred tax not recognised are as follows:

	Year ended 31 December		
	2005 £'000	2004 £'000	2003 £'000
Tax losses	1,558	1,558	1,361
Capital losses	2,028	2,028	2,028
	3,586	3,586	3,389

8. ***Equity dividends***

	Year ended 31 December		
	2005 £'000	2004 £'000	2003 £'000
Dividends reflected in the historical financial information:			
Final dividend for the year 2004 at 0.264p per share (2003: 0.25p 2002: 0.50p)	627	551	853
Interim dividend at 0.132p per share (2004: 0.126p 2003: 0.12p)	314	300	207
	941	851	1,060
Dividends not reflected in the historical financial information:			
Proposed final dividend for the year 2005 at 0.278p per share (2004: 0.264p 2003: 0.25p)	661	627	551

9. ***Earnings/(loss) per share***

The calculation of basic earnings/(loss) per share is based on the profit/(loss) after taxation for each financial year and on a weighted average number of ordinary shares of 0.5p in issue during those years (2005: weighted average 237,696,286, 2004: 224,306,337, 2003: 171,772,126).

10. ***Intangible fixed assets***

Intangible fixed assets comprise goodwill arising on consolidation of Gall Thomson Environmental and Octroi Group.

	Goodwill arising on consolidation £'000
Cost:	
At 1 January 2003, 1 January 2004, 1 January 2005 and 31 December 2005	14,393
Amortisation	
At 1 January 2003	2,232
Charge for the year 2003	740
At 1 January 2004	2,972
Charge for the year 2004	740
At 1 January 2005	3,712
Charge for the year 2005	741
At 31 December 2005	4,453
Net book value:	
At 31 December 2005	9,940
At 1 January 2005	10,681
At 1 January 2004	11,421

Investments in subsidiaries

Details of the principal subsidiaries of the Group, all of which are wholly owned, incorporated and operate in England, are as follows:

	Nature of business
Gall Thomson Environmental Limited	Oil services
KLAW Products Limited*	Industrial couplings
Octroi Group Limited	Investment company
Lupus Capital Management Limited	Management services

* held by a subsidiary

11. *Tangible fixed assets*

Group	Freehold Land and buildings £'000	Fixtures, fittings, plant and machinery £'000	Motor vehicles £'000	Total £'000
Cost				
At 1 January 2003	207	481	8	696
Additions	–	8	–	8
Disposals	–	(65)	–	(65)
At 1 January 2004	207	424	8	639
Additions	–	36	–	36
At 1 January 2005	207	460	8	675
Additions	85	17	3	105
At 31 December 2005	292	477	11	780
Depreciation				
At 1 January 2003	29	196	8	233
Charge for the year 2003	5	47	–	52
Disposals	–	(61)	–	(61)
At 1 January 2004	34	182	8	224
Charge for the year 2004	5	50	–	55
At 1 January 2005	39	232	8	279
Charge for the year 2005	6	52	–	58
At 31 December 2005	45	284	8	337
Net book value				
At 31 December 2005	247	193	3	443
At 1 January 2005	168	228	–	396
At 1 January 2004	173	242	–	415

12. *Stocks and work-in-progress*

Group	As at 31 December 2005 £'000	2004 £'000	2003 £'000
Raw materials and consumables	194	121	132
Work-in-progress	125	116	105
Finished goods	12	14	14
	331	251	251

13. *Debtors*

	As at 31 December 2005 £'000	2004 £'000	2003 £'000
Trade debtors	2,812	2,114	2,683
Other debtors	91	90	90
Prepayments and accrued income	62	119	98
	2,965	2,323	2,871

14. *Creditors: amounts falling due within one year*

	As at 31 December		
	2005	2004	2003
	£'000	£'000	£'000
Trade creditors	307	224	313
Finance lease obligations	1	–	–
Corporation tax	718	518	468
Other taxes and social security costs	102	51	39
Accruals and deferred income	787	579	989
	1,915	1,372	1,809

15. *Creditors: amounts falling due after more than one year*

	As at 31 December		
	2005	2004	2003
	£'000	£'000	£'000
Finance lease obligations	2	–	–
Deferred taxation	19	–	–
Other creditors	–	–	85
	21	–	85

16. *Borrowings*

The Group has an overdraft facility of £100,000, which falls due for renewal on 31 October 2006. No use has been made of gearing during the years ended 31 December 2005 or 31 December 2004 to sustain the Group's operations; during the year ended 31 December 2003, the Group's overdrawn balance was progressively repaid and eliminated.

17. *Financial instruments: risk profile*

The Group's principal financial instruments have comprised bank loans, finance leases and hire purchase contracts, cash and short-term deposits and listed investments. The Group has various other financial instruments such as trade debtors and trade creditors that arise directly from its operations. No trading in financial instruments is undertaken.

The Board reviews and agrees policies for managing each financial instrument risk and they are summarised below. The disclosures in this note exclude information relating to short-term debtors and creditors, except relating to credit risk and foreign currency risk.

Credit risk

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the Balance Sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds is limited because the counterparties are reputable international banks.

Liquidity risk

During the years ended 31 December 2005 and 31 December 2004 the Group operated without borrowings. The Group's net debt was repaid during the year ended 31 December 2003. The Board continues to keep the liquidity position under review.

Interest rate risk profile of financial liabilities

The Group had an overdraft facility, but this was not used for borrowing purposes, as described in note 16 above. No balance was outstanding at 31 December 2005 (2004: £Nil, 2003: £Nil).

Interest rate risk of financial assets

The Board periodically reviews any exposure the Group may have to interest rate fluctuations. The weighted average interest rate received on deposited funds was 4.07 per cent. during the year.

No financial assets on which interest was not earned were held during the years ended 31 December 2005 or 31 December 2004; during the year ended 31 December 2003 quoted investments in equity shares that did not earn interest were progressively sold and eliminated from the Group's balance sheet.

Foreign currency risk

The Group's subsidiary, Gall Thomson Environmental, conducts part of its business in US dollars. Gall Thomson Environmental held the following balances denominated in US dollars as at 31 December:

	2005 £'000	2004 £'000	2003 £'000
Debtors	436	398	510
Cash	45	36	309
Creditors	(30)	(26)	(155)

The Group keeps under review the extent of its exposure to currency fluctuations.

Fair values

The directors consider there to be no material difference between the book value and fair value of the Group's financial instruments in either financial year.

18. ***Share capital***

	As at 31 December		
	2005 £'000	2004 £'000	2003 £,000
Authorised:			
500,000,000 (2004: 500,000,000 2003: 300,000,000) Ordinary shares of 0.5 pence each	2,500	2,500	1,500
Allotted, called up and fully paid:			
237,696,286 (2004: 237,696,286 2003: 172,873,085) Ordinary shares of 0.5 pence each	1,188	1,188	864

Share issues in 2003

The Company allotted 2,350,000 shares during June 2003 at 6p per share to meet the exercise of options by former directors and senior employees. This issue of shares gave rise to an additional £11,750 of paid up capital and £129,250 of share premium. At 31 December 2003 there were no contingent rights to the allotment of shares, as all options previously granted had been exercised or had lapsed.

Share issues in 2004

As resolved at an Extraordinary General Meeting of the Company on 16 February 2004, 17,283,944 ordinary shares, which did not rank for dividends declared in respect of the financial year ended 31 December 2003, were allotted at 9p per share to Mr Hutchings, and paid for by Mr Hutchings under the subscription agreement, on that date.

This issue of shares gave rise to an additional £86,420 of paid up share capital and £1,145,000 of share premium net of costs.

On 26 March 2004 the Company allotted 47,539,257 ordinary shares to the trustees of the Lupus Employee Share Ownership Trust ("the lesot") under the employee incentive arrangements described in the circular dated 21 January 2004 and approved by shareholders on 16 February 2004. These shares did rank for the final dividend in respect of the financial year ended 31 December 2003. The lesot subscribed for the shares in cash at a price of 17.25p per share using funds contributed to the lesot by the Company. Out of these shares, 714,285 are available to satisfy an option granted to Mr Hutchings on 17 February 2004 within the EMI scheme.

The potential beneficiaries of the lesot include the family of Greg Hutchings, executive chairman of the Company. Under the terms of the incentive arrangements any shares appointed to the benefit of

any employee's family in respect of this award and any award in the second period of the arrangements will revert to the Iesot if that employee ceases to be employed by the Company on or before 31 December 2005, or if later, within 12 months following the allotment of shares in respect of the second period and no shares shall be appointed to be held for the family of any employee if, at the date of the appointment, the employee concerned is not employed by the Company.

The issue of the shares to the Iesot gave rise to an additional £237,696 of paid up share capital and £7,962,826 of share premium, offset by a charge to the reserves of £8,200,522. There was no change to the net assets of the Company as a result of the share issue. However, there was a reduction of £8,200,522 in the distributable reserves, which would have impeded the Company's ability to pay dividends. An extraordinary general meeting of shareholders on 24 May 2005 approved a reduction of the entire share premium account to create a reserve to offset the deficit on distributable reserves. The approval of the Court was also obtained and the share premium account was reduced accordingly.

The Company requested the trustees of the Iesot to hold the shares for the benefit of the family of Greg Hutchings, executive chairman of the Company. On 31 December 2005 that request became unconditional, since Mr Hutchings was still employed by the Company at that date.

Contingent rights to the allotment of shares
At 31 December 2005 there were 714,285 contingent rights to the allotment of shares, in respect of options granted to Mr Hutchings under the EMI scheme. The shares held by the Iesot are available to satisfy these contingent rights.

The options may be exercised up to the tenth anniversary of the grant on 17 February 2004 at an option price per share of nil, subject to the Terms and Conditions of the incentive arrangements described in the circular dated 21 February 2004 and approved by shareholders on 16 February 2004.

19. ***Movements on share capital and reserves***

	Share capital £'000	Share premium account £'000	Merger reserve £'000	Iesot Reserve £'000	Profit and loss Account £'000
At 1 January 2003	853	4,441	10,389	–	(2,861)
Shares issued net of costs	11	129	–	–	–
Reinstatement of share premium previously written off	–	139	–	–	–
Profit for the year	–	–	–	–	1,120
Dividends	–	–	–	–	(1,060)
At 1 January 2004	864	4,709	10,389	–	(2,801)
Shares issued net of costs	86	1,145	–	–	–
Iesot share issue	238	7,963	–	(8,201)	–
Capital reorganisation	–	(13,817)	–	–	13,817
Loss for the year	–	–	–	–	(6,328)
Iesot cost included in loss for the year	–	–	–	–	6,715
Dividends	–	–	–	–	(851)
At 1 January 2005	1,188	–	10,389	(8,201)	10,552
Iesot share issue	–	–	–	8,201	(8,201)
Profit for the year	–	–	–	–	1,140
Dividends paid	–	–	–	–	(941)
At 31 December 2005	1,188	–	10,389	–	2,820

The shares held by the Iesot are held at the discretion of the trustees of the Iesot for the benefit of Mr Hutchings's family. The Company retained the right until 31 December 2005 to ask the trustees

to reverse this allocation if Mr Hutchings should have ceased to be an employee of the Company. The cost of these shares is no longer identified separately in the reserves, reflecting the fact that this residual element of control on the part of the Company has ceased to be effective.

Included within the profit and loss account above, is £96,000, which represents an amount transferred to a Special Reserve within the accounts of a subsidiary company under the terms of a Court Order on a reduction in share capital of that company.

20. ***Notes to the consolidated statements of cash flows***

(a) *Reconciliation of operating profit to net cash inflow/(outflow) from operating activities*

	Year ended 31 December		
	2005 £'000	2004 £'000	2003 £'000
Operating profit/(loss)	2,345	(5,817)	2,189
Depreciation	58	55	52
Amortisation of goodwill	741	740	740
Movement in stock and work-in-progress	(80)	–	(51)
Movement in debtors	(642)	548	(1,006)
Movement in creditors	342	(575)	(635)
	2,764	(5,049)	1,289

(b) *Analysis of net cash*

	1 January 2003 £'000	Cash flow £'000	31 December 2003 £'000
Overdrafts	(3,827)	3,827	–
Cash balances	–	97	97
Net cash	(3,827)	3,924	97

	1 January 2004	Cash flow	31 December 2004
Cash balances	97	1,552	1,649
	97	1,552	1,649

	1 January 2005 £'000	Cash flow £'000	31 December 2005 £'000
Cash balances	1,649	1,005	2,654
Finance lease obligations	–	(3)	(3)
Net cash	1,649	1,002	2,651

21. ***Contingent liabilities***

The Company's banking arrangements include a cross corporate guarantee for bank overdrafts and borrowings of all group undertakings, which are included within set-off arrangements. At 31 December 2005, the Group had overdraft facilities available to it of £100,000 (2004: £100,000, 2003: £2,000,000), none of which was utilised.

22. ***Financial commitments***

The Group had annual commitments under non-cancellable operating leases as at 31 December as follows:

	Land and buildings			Other		
	2005 £'000	2004 £'000	2003 £'000	2005 £'000	2004 £'000	2003 £'000
Expiry date:						
Within one year	62	–	–	–	–	3
Between one and five years	8	84	76	–	–	–
Over five years	–	–	128	–	–	–
	70	84	204	–	–	3

23. ***Reconciliation of UK GAAP to IFRS***

The Group has produced its preliminary results for the year ended 31 December 2005 prepared in accordance with IFRS. The relevant differences between those preliminary results and the historical financial information prepared under UK GAAP are set out in the tables below:

(a) *Consolidated profit and loss account*

	UK GAAP £'000	IFRS £'000	Difference £'000	Explanation
Turnover	7,479	7,479	–	
Gross profit	5,266	5,266	–	
Administration expenses	(2,921)	(2,180)	741	Amortisation of goodwill not charged under IFRS
Operating profit	2,345	3,086	741	
Interest receivable/payable	90	90	–	
Profit before taxation	2,435	3,176	741	
Taxation	(1,025)	(1,025)	–	
Profit for the year	1,410	2,151	741	
Dividends paid	(941)	(941)	–	
Retained profit for the year	469	1,210	741	

(b) *Consolidated balance sheet*

	UK GAAP £'000	IFRS £'000	Difference £'000	Explanation
Fixed assets	10,383	11,864	1,481	Goodwill not amortised under IFRS in 2004 or 2005
Current assets	5,950	5,950	–	
Current liabilities	(1,915)	(1,915)	–	
Total assets less current liabilities	14,418	15,899	1,481	
Non-current liabilities	(21)	(21)	–	
Net assets	14,397	15,878	1,481	
Share capital	1,188	1,188	–	
Merger reserve	10,389	10,389	–	
Profit and loss account	2,820	4,301	1,481	
Shareholders' funds	14,397	15,878	1,481	

24. ***Reconciliation of historical financial information to the statutory accounts***

As stated in the Basis of Preparation in note 1, the statutory accounts for the years ended 31 December 2004 and 31 December 2003 were prepared in accordance with applicable UK standards and the historical financial information for those years has been prepared on the same basis, amended as necessary for the effects of new UK standards. In the year ended 31 December 2005, the Group adopted FRS 20 "Share-based Payment", FRS 21 "Events after Balance Sheet Date" and FRS 25 "Financial Instruments: Disclosure and Presentation". In accordance with

FRS 21, dividends payable are no longer recorded as liabilities until a legal requirement to pay them has arisen. The payment of the final dividend for the years ended 31 December 2004 and 31 December 2003 did not become a legal obligation of Lupus until the following year. Therefore this dividend is added back to the net assets and shareholders' funds shown in the statutory accounts as at 31 December 2004 and 31 December 2003.

The restatements made as a result of this change in accounting policy are as follows:

(a) *Transfer (from)/to profit and loss reserves*

	Year ended 31 December	
	2004	2003
	£'000	£'000
Amount transferred (from)/to profit and loss reserves, as published in the statutory accounts	(7,255)	362
Proposed dividend written back	627	551
Final dividend for prior year, paid in the following year	(551)	(853)
As restated	(7,179)	60

(b) *Net assets*

	As at 31 December	
	2004	2003
	£'000	£'000
Net assets, as published in the statutory accounts	13,301	12,610
Proposed dividends written back	627	551
As restated	13,928	13,161

There was no material impact on the historical financial information for the years ended 31 December 2004 and 31 December 2003 arising from the adoption of FRS 20 and FRS 25.

D. ACCOUNTANTS' REPORT ON LUPUS

Grant Thornton Corporate Finance

Grant Thornton UK LLP
Chartered Accountants
UK member of
Grant Thornton International

Grant Thornton

The Directors
Lupus Capital plc
Crusader House
145-157 St John Street
London EC1 4RU

6 March 2006

Dear Sirs

LUPUS CAPITAL PLC

We report on the historical financial information of Lupus Capital plc for the three years ended 31 December 2005 set out on pages 82 to 98. This historical financial information has been prepared for inclusion in the Prospectus dated 6 March 2006 of Lupus Capital plc on the basis of the accounting policies set out on pages 85 to 87. This report is required by item 20.1 of Annex 1 of the Prospectus Rules and is given for the purpose of complying with that item and for no other purpose.

RESPONSIBILITIES

The Directors of Lupus Capital plc are responsible for preparing the historical financial information on the basis of preparation set out on page 85 and in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP").

It is our responsibility to form an opinion on the historical financial information as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

BASIS OF OPINION

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the historical financial information. It also included an assessment of the significant estimates and judgements made by those responsible for the preparation of the historical financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the historical financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

OPINION

In our opinion, the historical financial information gives, for the purposes of the Prospectus dated 6 March 2006, a true and fair view of the state of affairs of Lupus Capital plc as at the dates stated and of its results, cash flows and changes in equity for the periods then ended in accordance with the basis of preparation set out on page 85 to the historical financial information and in accordance with UK GAAP.

DECLARATION

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

GRANT THORNTON UK LLP

Grant Thornton House
Melton Street
London NW1 2EP
T +44 (0)20 7383 5100
F +44 (0)20 7383 4715
DX 2100 EUSTON
www.grant-thornton.co.uk

PART 9

UNAUDITED UK GAAP PRO FORMA FINANCIAL INFORMATION RELATING TO LUPUS CAPITAL PLC AND ACCOUNTANTS' REPORT RELATING TO THE UNAUDITED UK GAAP PRO FORMA FINANCIAL INFORMATION

Set out below is an unaudited UK GAAP *pro forma* statement of net assets of the Group which has been prepared to show the effect on Lupus of the proposed acquisition of Schlegel and the proposed Placing and Open Offer (assuming full proceeds from the proposed Placing and Open Offer) as if they had taken place on 31 December 2005. The unaudited UK GAAP *pro forma* statement of net assets has been prepared on the basis of the notes set out below, for illustrative purposes only. By its nature, this UK GAAP *pro forma* statement of net assets addresses a hypothetical situation and therefore does not represent the actual financial position of the Enlarged Group.

		Adjustments		
	Lupus as at 31 December 2005 (Note 1) £'000	Schlegel as at 31 December 2005 (Note 2) £'000	Other Adjustments £'000	Enlarged Group pro forma net assets £'000
Fixed assets				
Intangible assets	9,940	–	63,946	73,886
Tangible assets	443	14,826	–	15,269
	10,383	14,826	63,946	89,155
Current assets				
Stocks and work-in-progress	331	9,722	–	10,053
Debtors	2,965	13,508	–	16,473
Cash at bank and in hand	2,654	1,887	744	5,285
	5,950	25,117	744	31,811
Creditors: amounts falling due within one year	(1,915)	(11,712)	(4,955)	(18,582)
Net current assets	4,035	13,405	(4,211)	13,229
Total assets less current liabilities	14,418	28,231	59,735	102,384
Creditors: amounts falling due after more than one year	(21)	(40,275)	9,942	(30,354)
Provisions for liabilities and charges	–	(599)	–	(599)
Pension liability	–	(5,799)	–	(5,799)
Net assets/(liabilities)	14,397	(18,442)	69,677	65,632

Notes:

1. The net assets of Lupus and Schlegel have been extracted without material adjustment from the audited historical financial information in Parts 7 and 8 respectively. These have been adjusted in accordance with the notes set out below.
2. The basis of applying the accounting policies of Lupus and Schlegel in the *pro forma* statement of net assets is in accordance with the accounting policies to be adopted in the financial statements for Lupus' next financial year.
3. Goodwill arising on the acquisition has been calculated below. No fair value adjustment has been made in the calculation of goodwill:

	£'000
Acquisition value	84,000
Less: Working capital adjustment (see note 8)	(1,496)
Add: Acquisition costs	2,675
Less: Net assets of Schlegel	(21,233)
Goodwill	63,946

Net assets of Schlegel are equal to net liabilities as at 31 December 2005 of £18.442 million plus Schlegel's outstanding debt of £39.675 million which will be repaid on completion.

4. Adjustment for cash at bank and in hand:

	£'000
Proceeds of the Placing and Open Offer	53,000
Add: New Debt	35,000
Less: Cash paid for acquisition	(82,986)
Less: Total transaction costs	(4,000)
Less: Special dividend	(270)
Cash at bank and in hand	744

5. Adjustment for creditors:

	£'000
Creditors falling due within one year	5,000
Debt arrangement costs	(45)
	(4,955)
Creditors falling due after more than one year	30,000
Debt arrangement costs	(267)
Less: Vendor debt repaid on Acquisition – see Note 7	(39,675)
	(9,942)

In addition to the debt facility, a working capital facility of £10.0 million is available.

The adjustment for creditors makes adjustment for the New Debt Facility and the repayment of the third party debt of Schlegel on Completion, as described in Note 7 below.

6. No adjustment has been made to reflect the trading or other transactions of Lupus or Schlegel since 31 December 2005.

7. The acquisition is being completed on a debt free/cash free basis, and, therefore, Schlegel's outstanding third-party debt of £39.675 million will be repaid on completion. In addition, under the terms of the Acquisition Agreement, a minimum level of Schlegel's net trading working capital as at 28 February 2006 of £14.8 million will be guaranteed by the Vendor. Adjustment to the purchase price will be made on the basis that for every pound sterling by which the net trading working capital of Schlegel at that date is below £14.8 million the purchase price will be reduced by an equivalent amount. The *pro forma* adjustments above that reflect this repayment of debt and the minimum trade working capital to be acquired are based on Schlegel's balance sheet as at 31 December 2005.

The *pro forma* trade working capital adjustment of £1.496 million included in note 3 is calculated below:

	£'000
Minimum net trading working capital	14,800
Less: Trade debtors	(10,908)
Less: Stocks	(9,722)
Add: Trade creditors	6,844
Add: Overdrafts at 31 December 2005	482
	1,496

8. Adjustment has been made for the special dividend of 0.114p per Existing Share, amounting to £0.27 million, declared on 3 March 2006.

9. There are no deferred tax impacts to the above adjustments.

10. This *pro forma* financial information does not constitute financial statements within the meaning of Section 240 of the Companies Act.

11. Total transaction costs are stated exclusive of VAT payable, if any.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Lupus Capital plc
85 Buckingham Gate
London
SW1E 6PD

HSBC Bank plc
8 Canada Square
London E14 5HQ

6 March 2006

Dear Sirs

Lupus Capital plc (the "Company")

We report on the pro forma financial information set out in this Part 9 of the Company's prospectus dated 6 March 2006 which has been prepared on the basis described on pages 100 and 101, for illustrative purposes only, to provide information about how the proposed equity offering and acquisition of the Schlegel BPD business might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ending 31 December 2005. This report is required by item 7 of Annex II of the PD Regulation and is given for the purposed of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the pro forma financial information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation on the pro forma financial information as to the proper compilation of the pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain all the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the PD Regulation.

Yours faithfully,

PricewaterhouseCoopers LLP
Chartered Accountants

PART 10

SUMMARY OF THE TERMS OF THE TRANSACTION

1. Date and Parties

The Acquisition Agreement is dated 3 March 2006, and is between UniPoly and Schlegel UK (together the "Vendors") and Schlegel Acquisition Holdings USA, Inc., Schlegel Acquisition Holdings Limited, Schlegel Australia (2006) Pty Limited and Schlegel UK (2006) Limited (together the "Buyers") and Lupus. The Buyers are wholly owned subsidiaries of Lupus.

2. Acquisition and Purchase Price

Lupus, through its wholly owned subsidiaries, is acquiring Schlegel from UniPoly and Schlegel UK on a cash free/debt free basis. All existing third party debt is being repaid on acquisition and cash balances held in Schlegel as at the date of signing of the Acquisition Agreement will be paid over to UniPoly at Completion. In consideration for the Acquisition, Lupus will pay the Vendors a total price of £84 million, (i) increased by interest for the period between signing and completion at 5 per cent. per annum; (ii) increased by an amount equal to the cash and cash equivalents in the bank accounts of the Transferred Subsidiaries as at 28 February 2006; (iii) decreased to the extent that the net trading working capital of Schlegel as at 28 February 2006 is less than £14.8 million, on the basis that for every pound sterling by which the net trading working capital of Schlegel at that date is below £14.8 million, the purchase price will be reduced by an equivalent amount; and (iv) the assumption by the Buyers of certain liabilities. The total consideration is not expected to exceed £86 million.

3. Conditions and Closing

The Acquisition Agreement is conditional upon (*inter alia*) the satisfaction of the following conditions:

3.1 the waiting period under applicable antitrust regulations, if any, having terminated or expired;

3.2 certain of the conditions relating to obtaining the financing to complete the Acquisition being satisfied (these include some of the conditions relating to the Placing, Open Offer and New Debt Facility); and

3.3 the release by the Vendors of their letters of credit specified in the Acquisition Agreement.

The Acquisition is expected to close on or about 4 April 2006, subject to all the relevant conditions being satisfied.

4. Representations, Warranties and Indemnities

The Acquisition Agreement contains customary representations and warranties for an acquisition of this type. Many of the warranties given by the Vendors are qualified by stating that the event to which that warranty relates has not had a "Material Adverse Effect" on Schlegel. For more information on what constitutes a Material Adverse Effect, please see paragraph 9 of this Part 10.

The Vendors have indemnified the Buyers for any breach of any representations, warranties, covenants or agreement of the Vendors, as well as for (i) certain liabilities excluded from the purchase of Schlegel; (ii) certain indemnification obligations of the Transferred Subsidiaries; (ii) certain liabilities for tax for which the Vendors are liable under the Acquisition Agreement; (iv) liabilities arising as a consequence of the improper allocation of the purchase price; and (v) all costs and expenses incurred by indemnified parties enforcing rights under the Acquisition Agreement.

5. Covenants

The Acquisition Agreement contains a number of customary covenants in respect of the Vendors' conduct of the business of Schlegel prior to completion of the Acquisition. In particular, the Vendors covenant to procure that the business of Schlegel will be carried on in the ordinary course and that certain specified actions will not be taken by the Vendors without the previous consent of the Buyers. The Vendors have also agreed to refrain from competing with Schlegel and from soliciting or hiring any employees of Schlegel without the Buyers' consent for a period of five years from completion of the Acquisition.

6. Non-solicitation

The Vendors have entered into certain non-solicitation arrangements to prevent them from seeking other potential purchasers of Schlegel.

7. Termination

The Acquisition Agreement can be terminated if (a) prohibited by a governmental body; (b) by either party if the other party breaches a representation, warranty, covenant or agreement and does not remedy that breach within 30 days of receiving notice of that breach; (c) by either party if that party's conditions precedent become impossible; (d) by either party if the closing has not occurred within 8 weeks of the execution of the Acquisition Agreement (or such later date as the parties may agree upon) unless that party is in material breach of the Acquisition Agreement.

8. Limitations on Liability

Save in respect of breaches relating to representations or warranties relating to working capital and tax, the Vendors will only indemnify the Buyers for amounts which are individually in excess of £50,000 and which in aggregate are in excess of £750,000.

In respect of breaches relating to losses for taxes, the Vendors will only indemnify the Buyers for amounts which in aggregate are in excess of £250,000 plus the Schlegel tax reserve as at 31 December 2005. This threshold does not apply to losses for taxes for any taxable period ending during 2005 or for any subsequent taxable period.

There is a total cap on indemnification claims of £15,000,000. The Vendors will purchase warranty insurance in order to support their indemnification obligations.

9. Material Adverse Effects

A Material Adverse Effect is any circumstance, change in or effect on Schlegel that is reasonably likely to be materially adverse to the financial condition, results of operations, earnings, business and/or assets of Schlegel.

The following are specifically excluded from being Material Adverse Effects:

9.1 any circumstance, change in or effect on Schlegel in respect of the events covered by the representations, warranties and covenants of the Vendors and the obtaining of governmental consents if less than £250,000;

9.2 any circumstance, change in or effect on Schlegel under which a claim for termination of the Acquisition Agreement could be made if less than £2,700,000;

9.3 changes relating to general business and economic conditions which do not disproportionally affect Schlegel;

9.4 the adoption of new, or the modification or termination of existing, legal requirements;

9.5 the occurrence of any event of terrorism, natural disaster or other calamity or crisis adversely impacting financial, political or economic conditions;

9.6 any change resulting from the announcement or expectation of the Acquisition; and

9.7 any change resulting from the compliance by any Vendor with the terms of, or the taking of any action contemplated or permitted by, the Acquisition Agreement.

PART 11

UNITED KINGDOM TAXATION

The following statements are intended as a general guide only to the position under current UK taxation legislation and H.M. Revenue & Customs practice as at the date of this document. They only apply to Shareholders who are resident, or in the case of individuals, ordinarily resident for UK tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their Ordinary Shares as an investment and who are the absolute beneficial owners of them. They do not apply to certain categories of Shareholder, such as insurance companies, collective investment schemes, dealers in securities and Shareholders who have (or are deemed to have) acquired their Ordinary Shares by reason of or in connection with an office or employment. They relate only to certain limited aspects of the taxation treatment of Shareholders.

Special tax provisions may apply to Shareholders who have acquired or who acquire Shares pursuant to the Share Incentive Arrangements.

Any person who is any doubt about his/her own tax position, or who is resident in or subject to tax in a jurisdiction other than the UK, should consult an appropriate independent professional adviser without delay. In particular, Shareholders should consult their own professional advisers in relation to the tax consequences for them of holding shares listed on AIM.

1. **Chargeable gains**

1.1 ***New Ordinary Shares acquired pursuant to the Open Offer***

For the purposes of UK taxation of chargeable gains, a Shareholder should not be treated as making a disposal of all or part of his Existing Ordinary Shares by reason of taking up his entitlement under the Open Offer or the issue to that Shareholder of New Ordinary Shares pursuant to the Open Offer.

Although the position is not entirely clear, it is expected that H.M. Revenue & Customs will in practice treat the Open Offer as giving rise to a reorganisation of the share capital of Lupus for the purposes of UK taxation of chargeable gains. On that basis, the Shareholder's Existing Ordinary Shares and the New Ordinary Shares should, subject to the point set out immediately below, be treated as the same asset for the purposes of UK taxation of chargeable gains and the cost of New Ordinary Shares allotted pursuant to the Open Offer should generally be added to the base cost of the Shareholder's Existing Ordinary Shares. However, reorganisation treatment (assuming it applies) will only apply in respect of those Open Offer Shares allotted to a Shareholder as a result of that Shareholder taking up some or all of his/her Basic Entitlement and will not apply in respect of any Excess Shares allotted to that Shareholder. Any Excess Shares allotted to a Shareholder will be treated for the purposes of UK taxation of chargeable gains as a separate asset. The price paid for the Excess Shares will constitute their base cost for those purposes and the Excess Shares will be subject to the normal rules relating to indexation, pooling and taper relief.

If the Open Offer is not treated as giving rise to a reorganisation, none of the New Ordinary Shares allotted to a Shareholder pursuant to the Open Offer will be treated as the same asset as the Shareholder's Existing Ordinary Shares. In these circumstances, the price paid by the Shareholder will constitute the base cost for the purposes of UK taxation of chargeable gains of all the New Ordinary Shares allotted to that Shareholder (including any Excess Shares) and all of the Shareholder's New Ordinary Shares will be subject to the normal rules relating to indexation, pooling and taper relief.

In either case, a subsequent disposal of New Ordinary Shares by a Shareholder may, depending on the Shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

In respect of individual Shareholders, indexation allowance ceased to accrue after April 1998 and has been replaced by taper relief. Taper relief operates by reducing the gain realised on the disposal of assets by a percentage amount which is dependent on the period of ownership of the relevant asset and whether that asset qualifies as a business asset for taper relief purposes.

A Shareholder who is neither resident nor, in the case of an individual, ordinarily resident in the UK will not be liable for UK tax on chargeable gains realised on a disposal of his/her New Ordinary Shares unless such Shareholder carries on:

(A) (in the case of a non-corporate Shareholder) a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the New Ordinary Shares for the purposes of such trade, profession or vocation or such branch or agency; or

(B) (in the case of a corporate Shareholder) a trade in the UK through a permanent establishment and has used, held or acquired the New Ordinary Shares in or for the purposes of the trade or for the purposes of such permanent establishment.

However, a Shareholder who is an individual and who is only temporarily resident outside the UK for UK tax purposes at the date of a disposal of the New Ordinary Shares may be liable to UK tax on chargeable gains on becoming resident or ordinarily resident in the UK again, in respect of disposals made while he was temporarily resident outside the UK, subject to any available exemption or relief.

1.2 *New Ordinary Shares acquired pursuant to the Placing*

The issue of New Ordinary Shares pursuant to the Placing will not constitute a reorganisation of share capital for the purposes of the taxation of chargeable gains. Accordingly, any such New Ordinary Shares will be treated as the acquisition of a new asset and will be subject to the normal rules on indexation, pooling and taper relief.

2. Dividends

Lupus is not currently required to withhold at source any amount in respect of UK tax from any dividend it pays.

An individual Shareholder will be entitled to a tax credit in respect of any dividend received from Lupus and will be taxable on the aggregate of the dividend received and the tax credit (the "gross dividend"). The value of the tax credit is currently one ninth of the dividend received (or 10 per cent. of the gross dividend). The gross dividend is treated as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. In such a case the individual's tax liability will, to that extent, be calculated at the higher rate on dividends (currently 32.5 per cent.), applied to the gross dividend, but will be reduced by the related tax credit. So, for example, a dividend of £90 will carry a tax credit of £10 and the income tax payable on the dividend by an individual liable to income tax at the higher rate in respect of the whole amount of the dividend would be £32.50 (32.5 per cent. of £100), leaving a net tax charge of £22.50 after subtracting the tax credit of £10.

Subject to certain exceptions, a Shareholder which is a company is not taxable on a dividend paid by Lupus and received by that Shareholder and is not generally able to claim payment of the tax credit attaching to the dividend.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the gross dividend is less than the related tax credit and Shareholders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim any payment of the tax credit in respect of dividends paid by Lupus.

In most cases, a Shareholder who is not resident in the UK for UK tax purposes will not be entitled to claim any part of a tax credit in respect of a dividend received from Lupus. Shareholders who are not resident in the UK for UK tax purposes should consult their own tax advisers concerning their liability to tax on dividends received, their entitlement to claim any part of the tax credit, and, if so entitled, the procedure for doing so.

3. Stamp duty and stamp duty reserve tax ("SDRT")

No liability to stamp duty or SDRT will generally arise on the allotment and issue of New Ordinary Shares by Lupus pursuant to the Placing and the Open Offer, except in the case of New Ordinary Shares issued

to issuers of depositary receipts or providers of clearance services (as to which see the description provided below). Lupus will not be paying any stamp duty or SDRT that may so arise (in particular, pursuant to the provisions of sections 67, 70, 93 or 96 of the Finance Act 1986).

Any subsequent dealings in New Ordinary Shares will normally be subject to stamp duty or SDRT. The transfer on sale of New Ordinary Shares will usually be liable to *ad valorem* stamp duty, at the rate of 0.5 per cent. (rounded up, if necessary, to the next multiple of £5) of the amount or value of the consideration paid. Stamp duty will normally be paid by the purchaser or transferee of the New Ordinary Shares. An unconditional agreement to transfer New Ordinary Shares will normally give rise to a charge to SDRT, at the rate of 0.5 per cent. of the amount or value of the consideration payable for such shares, but such liability will be cancelled, or any SDRT paid refunded, if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement or, if the agreement was conditional, the date on which the agreement became unconditional. Any SDRT imposed will in principle be imposed on the purchaser or transferee of the New Ordinary Shares.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of shares into the system, unless the transfer into CREST is itself for consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5 per cent. of the amount or value of consideration given. Transfers of shares within CREST are generally liable to SDRT (at the rate of 0.5 per cent. of the amount or value of the consideration payable) rather than stamp duty, and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected and accounted for to H.M. Revenue & Customs by CRESTCo.

Where New Ordinary Shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents), stamp duty or SDRT (as appropriate) may be payable (in the case of stamp duty) at the rate of 1.5 per cent. (rounded up, if necessary, to the next multiple of £5) of the amount or value of the consideration provided or (in the case of SDRT) at the rate of 1.5 per cent. of the amount or value of the consideration payable (if in money or money's worth) or the value of the New Ordinary Shares. Where such stamp duty or SDRT is payable, the charge will be passed on to the Shareholder to whom the New Ordinary Shares would otherwise have been issued or transferred.

The above statements are intended to be a general guide to the current stamp duty and SDRT position and are not comprehensive. In particular, certain categories of person may, although not primarily liable for the tax, be required to make a notification in respect of it and account for it; special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements; and agreements to transfer shares to charities will not give rise to stamp duty or SDRT.

4. Tax treatment of AIM shares

Shares which trade on AIM are deemed to be unlisted for certain UK tax purposes. Accordingly, following Admission, individuals who hold Ordinary Shares may become eligible to benefit from business property relief for inheritance tax purposes and/or business asset taper relief for capital gains tax purposes in circumstances where they might otherwise not be eligible. Shareholders should however note that business property relief would cease to be available if the Ordinary Shares were to revert to trading on a "recognised stock exchange" (such as the London Stock Exchange) and that the treatment of the Ordinary Shares for taper relief purposes would be affected if the Ordinary Shares or any other securities of the Company traded on such an exchange.

Shareholders should also note that it is not possible for individuals to hold shares traded in AIM in PEPs or ISAs. It is understood that, following Admission, Shareholders with such plans or accounts will, under current HM Revenue & Customs practice, have 30 days to decide whether to transfer their Ordinary Shares into their own name, or to sell the holding and retain the proceeds within the PEP or ISA. For Shareholders who elect to transfer their Ordinary Shares into their own name, the base cost of those Ordinary Shares for the purposes of UK taxation of chargeable gains following the transfer will be equal to their market value on the date on which such transfer is made. For some Shareholders who make such a transfer, this may mean that the base cost of their Ordinary Shares will be lower than the price that they originally paid for those Ordinary Shares.

PART 12

ADDITIONAL INFORMATION

1. Responsibility Statements

1.1 Lupus and the Directors, whose names appear on page 15 of this document, accept responsibility for the information contained in this document. To the best of their knowledge (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

2. Incorporation and registration

2.1 Lupus was incorporated and registered in England and Wales on 1 April 1993 under the Companies Act as a private company with limited liability with the name Ichnolite Limited and with registered number 2806007. It changed its name to Dean & Bowes (Homes) Limited on 24 May 1993 and was re-registered as a public limited company on 7 March 1995. Lupus changed its name to Dean Corporation Plc on 13 April 1995 and on 8 December 1998 it changed its name to Environmental Property Services Plc. On 4 June 1999 Lupus changed its name to Lupus Capital Plc.

2.2 The principal legislation under which Lupus operates is the Companies Act and regulations made under the Companies Act.

2.3 The registered office of Lupus and the business address of the Directors is at Crusader House, 145-157 St John Street, London, EC1 4RU.

2.4 Lupus is the holding company of the Lupus Group.

The principal operating subsidiaries of Lupus are:

Name of subsidiary	Country of residence	% of issued share capital held by Lupus	Principal activities
Gall Thompson Environmental Ltd	UK	100	Supplier of marine breakaway couplings
KLAW Products Ltd	UK	100*	Supplier of industrial couplings, including quick release couplings and breakaway couplings
Lupus Capital Management Ltd	UK	100	Receives the management fees from Gall Thompson and pays the expenses of the Group's London headquarters
Octroi Group Ltd	UK	100	Investment holding company with residual financial inputs and outputs

* KLAW Products Ltd is a wholly-owned subsidiary of Gall Thompson Environmental Ltd.

3. Share capital of Lupus

3.1 The following table sets out the authorised, issued and fully paid share capital of Lupus as at 6 March 2006 (being the latest practicable date prior to publication of this document) and as it is expected to be immediately following the Placing and the Open Offer, assuming they acquire their entire Basic Entitlement:

	As at 6 March 2006		Following Placing and Open Offer	
	Number	Nominal Value (£)	Number	Nominal Value (£)
Authorised Ordinary Shares	500,000,000	2,500,000	825,000,000	4,125,000
Issued and fully paid Ordinary Shares	237,696,286	1,188,481.43	616,267,715	3,081,338.57

3.2 In the three years ended 31 December 2003, 31 December 2004 and 31 December 2005 and for the period between 1 January 2006 and 6 March 2006 (the latest practicable date prior to the publication of this document) the following changes have occurred to Lupus' issued share capital:

(a) on 26 March 2004, Lupus allotted 47,539,257 Ordinary Shares at 17.25 pence per Ordinary Share to the LESOT under the terms of the EMI Scheme;

(b) on 16 February 2004, Lupus allotted 17,283,944 Ordinary Shares at 9 pence per Ordinary Share to Greg Hutchings as part of his investment in Lupus on being appointed as Executive Chairman of Lupus; and

(c) between 19 June 2003 and 27 June 2003, Lupus allotted 2,350,000 Ordinary Shares at 6 pence per Ordinary Share on exercise of options under the terms of the share option scheme which was in place prior to the EMI Scheme. This allotment brought that share option scheme to an end.

No discounts or other special terms have been granted in respect of the issues of shares, and all of the shares are fully paid.

3.3 Between 1 January 2005 and 31 December 2005, no Ordinary Shares were issued.

3.4 Save as disclosed above and in paragraph 3.6 below:

3.4.1 no shares or loan capital of Lupus or its subsidiaries have been issued or agreed to be issued or are proposed to be issued fully or partly paid, either for cash or for a consideration other than cash;

3.4.2 no shares or loan capital of Lupus or its subsidiaries are under option or agreed conditionally or unconditionally to be put under option; and

3.4.3 no commissions, discounts, brokerages or other special terms have been granted by Lupus or its subsidiaries in connection with the issue or sale of any of its share or loan capital.

3.5 At an Annual General Meeting of Lupus held on 16 February 2004 the following special resolutions were passed:

3.5.1 the Directors were generally and unconditionally authorised for the purposes of section 80 of the Companies Act to exercise all powers of Lupus to allot relevant securities (within the meaning of section 80 of the Companies Act) up to an aggregate nominal amount of £1,266,928.38, provided that this authority shall expire (unless previously varied, revoked or renewed by Lupus in general meeting) on 15 February 2009, save that Lupus may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired; and

3.5.2 the Directors were empowered pursuant to section 95 of the Companies Act to allot equity securities (within the meaning of section 94 of the Companies Act) of Lupus for cash pursuant to the authority conferred by the special resolution set out in paragraph 3.5.1 above as if section 89(1) of the Companies Act did not apply to such allotments provided that this power is limited to:

3.5.2.1 the allotment of 17,283,944 ordinary shares of 0.5p each in Lupus pursuant to the subscription as defined in the circular to the shareholders of Lupus dated 21 January 2004 published by Lupus;

3.5.2.2 the allotment of equity securities for the purposes of, or in connection with, an offer of such equity securities by way of rights to the holders of ordinary shares in proportion (as nearly as may be practicable) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or any legal or practical problems under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory or otherwise however; and

3.5.2.3 the allotment of equity securities otherwise than pursuant to sub-paragraphs 3.5.2.1 and 3.5.2.2 above, up to an aggregate nominal amount of £47,539.25;

such power to expire on 15 February 2009 save that Lupus may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such power expires and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

3.6 Details of the Resolutions to be proposed at the EGM in connection with the Transaction are as follows:

Resolution 1

An ordinary resolution is being proposed to approve the Acquisition by way of the acquisition by Lupus, through the Purchasing Subsidiaries, of all the issued and outstanding shares of capital stock of the UniPoly Subsidiaries, all the issued and outstanding shares of capital stock of the Schlegel UK Subsidiaries and the Transferred Assets pursuant to and upon the terms of a conditional agreement dated 3 March 2006, entered into between the Vendors and the Purchasing Subsidiaries. To be passed, an ordinary resolution requires a simple majority of the votes cast. Resolution 1 is conditional on the passing of Resolutions 2, 3, 4 and 5.

Resolution 2

Lupus may not increase its authorised share capital unless authorised by its members under the Companies Act. An ordinary resolution is being proposed to approve an increase of Lupus' authorised share capital by 325,000,000 ordinary shares of 0.5p each, an increase of 65 per cent. If Resolution 2 is approved, the authorised share capital of Lupus would be increased to 825,000,000 Ordinary Shares. To be passed, an ordinary resolution requires a simple majority of the votes cast. Resolution 2 is conditional on the passing of Resolutions 1, 3, 4 and 5. The authorised share capital of Lupus is being increased to enable allotment of the New Ordinary Shares and to enable the allotment of further Ordinary Shares in the future.

Resolutions 3 and 4

The Directors may not allot new shares in Lupus unless authorised by its members under the Companies Act. The Directors were authorised generally at the annual general meeting on 16 February 2004 to allot up to an aggregate nominal amount of £1,266,928.38 and Resolution 3 seeks to substitute this authority with a new authority to allot. If approved, the new authority will be effective for five years until 29 March 2011 and will enable the Directors to allot new shares as follows:

(i) up to a maximum of 378,571,429 Ordinary Shares (£1,892,857.145 nominal value) in connection with the Transaction; and

(ii) otherwise up to 208,732,285 Ordinary Shares (£1,043,661.425 nominal value), approximately equal to 33 per cent. of the Enlarged Share Capital of Lupus.

The Directors are seeking to take the general authority in Resolution 3, which would otherwise be obtained at the next Annual General Meeting, in order to reflect the new Enlarged Share Capital following the Transaction. Resolution 3 is conditional on the passing of Resolutions 1, 2, 4 and 5.

If the Directors wish to use the general authority to allot shares for cash conferred on them under Resolution 3, the Companies Act states that the new shares must be offered first to Existing Shareholders in proportion to their existing shareholdings. An offer of this type is called a "rights issue" or an "open offer" and the shareholder's entitlement to be offered the new shares is known as a "pre-emption right".

For legal, regulatory and practical reasons, however, it might not be possible for new shares allotted by means of a rights issue or open offer to be offered to certain shareholders, particularly those resident overseas. Further, it might in some circumstances be in Lupus' interests for the Directors to be able to allot some shares for cash without having to offer them first to existing shareholders. To enable this to be done shareholders must first waive their pre-emption rights. Pre-emption rights were

generally disapplied at the annual general meeting on 16 February 2004 up to an aggregate nominal amount of £1,266,928.38, and this authority expires on 15 February 2009.

Accordingly, Resolution 4 seeks to modify the pre-emption rights of the Shareholders by way of special resolution, as follows:

- Resolution 4 seeks to waive the Existing Shareholders' pre-emption rights for the purpose of the Placing and Open Offer and otherwise generally, up to a maximum aggregate nominal amount of £1,027,112.86 which is equivalent to approximately 33.33 per cent. of the Enlarged Share Capital of Lupus expected to be in issue immediately after Completion of the Placing and Open Offer. If granted, this authority will enable the Directors to allot new shares for cash without further reference to Shareholders; and
- Sub-paragraph (i) of Resolution 4 seeks authority for the Directors to make arrangements which may be necessary to deal with any legal, regulatory or practical problems arising from a rights issue or open offer.

To be passed, a special resolution requires at least 75 per cent. of the votes cast. The proposed authority will, if granted, expire at the conclusion of the Annual General Meeting of Lupus to be held in 2007. Resolution 4 is conditional on the passing of Resolutions 1, 2, 3 and 5.

Resolution 5

As the Acquisition is classified by the UKLA as a reverse takeover, a special resolution is being proposed to approve the application by Lupus for the cancellation of the listing of the Existing Ordinary Shares on the Official List and the admission of the Enlarged Share Capital to listing on AIM. To be passed, a special resolution requires at least 75 per cent. of the votes cast. This Resolution is conditional on Resolutions 1, 2, 3 and 4 being passed.

4. Summary of the Memorandum and Articles of Association

The Memorandum of Association of Lupus provides that its principal object is to carry on business of a holding company and a general commercial company. The objects of Lupus are set out in full in Clause 4 of its Memorandum of Association which is available for inspection as described in Section 20 below.

The Articles of Lupus which were adopted by special resolution of Lupus dated 6 March 1995 and amended by special resolution dated 14 November 1997 contain, *inter alia*, provisions to the following effect:

4.1 *Modification of rights*

4.1.1 Whenever the capital of the Lupus is divided into different classes of shares or groups, the special rights attached to any class or group may be modified or abrogated, unless otherwise provided by the terms of the issue of the shares of that class or group, either with the consent in writing of the holders of three-quarters of the issued shares of that class or group or with the sanction of any extraordinary resolution passed at a separate general meeting of the holders (but not otherwise). The consent or resolution shall be binding upon all the holders of shares of the class or group.

4.1.2 The special rights conferred upon the holders of any shares or class or group of shares issued with preferred or other rights shall not, unless otherwise expressly provided by the conditions of issue, be deemed to be modified by the creation or issue of further shares ranking *pari passu* with them.

4.2 ***Shares***

4.2.1 Subject to the provisions of the Statutes and restrictions contained in Lupus' Articles and to any direction to the contrary given by Lupus in general meeting, the Directors may allot, grant options over, or otherwise dispose of shares or rights to subscribe for, or to convert any security into, shares to such persons and on such terms as they think fit, but no share shall be issued at a discount.

4.3 ***Uncertified shares***

4.3.1 Unless otherwise determined by the Directors and permitted by the Regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that

share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument by virtue of the Regulations.

4.3.2 Conversion of Certified Shares into Uncertified Shares, and vice versa, may be made in such manner as the Directors may think fit.

4.4 *Transfer of shares*

4.4.1 A member may transfer all or any of his Uncertified Shares in accordance with and subject to the Regulations and facilities and the requirements of the Relevant System concerned and, subject thereto, in accordance with any arrangements made by the Directors (pursuant to paragraph 4.3.1 above).

4.4.2 A member may transfer all or any of his Certified Shares by instrument of transfer in writing in any usual form or in another form approved by the Directors, and the instrument shall be executed by or on behalf of the transferor and, in the case of a partly paid share, by the transferee.

4.5 *Untraced shareholders*

4.5.1 Lupus may sell (in such manner and for such price as the Directors think fit) the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy if:

4.5.1.1 during the period of 12 years prior to the date of the publication of the advertisements referred to in paragraph 4.5.1.2 below (or, if published on different dates, the first date), being a period during which at least three dividends have been payable, all warrants and cheques in respect of the shares in question sent in the manner authorised by these Articles have remained uncashed; and

4.5.1.2 Lupus on or after expiry of the period of 12 years has inserted advertisements in both a national daily newspaper and a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected is located, giving notice of its intention to sell the shares and has informed the London Stock Exchange of such intention; and

4.5.1.3 during the period of 12 years and the period of three months following the publication of the advertisements, or following the later publication of the two advertisements are published on different dates, Lupus has received no indication either of the whereabouts or of the existence of the member or person; and

4.5.1.4 notice has been given to the London Stock Exchange of its intention to make the sale.

4.6 *Increase of capital*

4.6.1 Lupus in general meeting may by ordinary resolution increase its capital by such sum, to be divided into shares of such amounts, as the resolution prescribes.

4.7 *Purchase of own shares*

4.7.1 In accordance with the provisions of the Statutes, Lupus may purchase its own shares (including any redeemable shares).

4.8 *Alteration of capital*

4.8.1 Lupus may by ordinary resolution

4.8.1.1 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

4.8.1.2 cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the nominal amount of the shares cancelled, subject to the provisions of sections 146–149 of the Companies Act; and

4.8.1.3 sub-divide all or any of its shares of smaller amount than is fixed by the Memorandum of Association and the resolution may determine that, as between the holders of the shares resulting from the sub-division, one or more of the shares

may have any such preferred or other special rights over, or may have such deferred rights, or be subject to any such restriction as compared with the others as Lupus has power to attach to unissued or new shares.

4.8.2 Lupus may by special resolution reduce its share capital and any capital redemption reserve fund or any share premium account in any manner subject to any conditions and consents required by law.

4.9 *General meetings*

4.9.1 A general meeting shall be held in each year at such time (within a period of not more than 15 months after the holding of the last preceding general meeting) and place as may be determined by the Directors. The general meetings referred to in this paragraph shall be called annual general meetings. All general meetings other than annual general meetings shall be called extraordinary general meetings.

4.9.2 The Directors may convene an extraordinary general meeting whenever they think fit. On the requisition of members in accordance with the Statutes, the Directors shall convene an extraordinary general meeting. Whenever the Directors convene an extraordinary general meeting on the requisition of members, they shall convene it for a date not more than 6 weeks after the date when the requisition is deposited at the registered office of Lupus (unless the requisitions consent in writing to a later date being fixed).

4.10 *Notice of general meetings*

4.10.1 Unless consent to short notice is obtained, in the case of the annual general meeting or of a meeting convened to pass a special resolution at least 21 clear days' notice and in other cases at least 14 days' notice must be given (exclusive in each case of the day on which the notice is served or deemed to be served and of the day for which the notice is given). The notice shall specify the place, the day and the hour of the meeting (and in the case of an annual general meeting shall specify the meeting as such) and state with reasonable prominence that a member entitled to attend and vote is entitled to appoint a proxy, who need not also be a member, to attend and vote instead of him. In the case of special business, the notice must specify the general nature of the business (and, in the case of a meeting convened for passing a special or extraordinary resolution, the intention to propose the resolution as a special or extraordinary resolution as the case may be).

4.11 *Proceedings at general meetings*

4.11.1 All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of declaring dividends, the reading and consideration and adoption of the accounts and balance sheets and the ordinary report of the Directors and auditors of Lupus and other documents required to be annexed to the balance sheet, the re-election of Directors retiring, the voting of remuneration or extra remuneration to the Directors, the appointment of and the fixing of the remuneration of the auditors of Lupus and the grant, renewal, limitation, extension or variation of any authority of or to the Board, under section 80 of the Act, to allot securities.

4.11.2 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Except as otherwise provided, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

4.11.3 At a general meeting a resolution put to the vote shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands, a poll is demanded by the chairman or by at least three members present in person or by proxy and entitled to vote or by a member or members entitled to vote and holding or representing by proxy at least one-tenth part of the total voting rights of all the members having the right to vote at the meeting or by a member or members holding shares conferring a right to vote at the meeting on which an aggregate sum has been paid in equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Unless a poll is demanded as above, a declaration by the chairman that a resolution has been carried, or carried unanimously, or

by a particular majority, or lost, and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against the resolution.

4.12 ***Votes of members***

4.12.1 Subject to any special rights or restrictions as to voting attached to any shares, on a show of hands every member who is present shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

4.12.2 If a member, or a person appearing to be interested in shares held by a member, has been duly served with a notice under section 212 of the Companies Act 1985 and is in default for the prescribed period in supplying to Lupus the required information, the Directors may at any time direct that, in respect of the shares in relation to which the default occurred, the member is not entitled to vote.

4.13 ***Directors***

4.13.1 Unless otherwise determined by ordinary resolution, the number of Directors shall not be subject to any maximum but must not be less than two.

4.13.2 The Directors shall be paid out of funds of Lupus by way of remuneration for their services such sums as Lupus by ordinary resolution determines.

4.13.3 Subject to the provisions of the Articles, Lupus may by ordinary resolution elect a person to be a Director.

4.13.4 No shareholding qualification for Directors is required.

4.13.5 Each Director may attend and speak at any general meeting of Lupus.

4.13.6 A Director may hold any other office or place of profit with Lupus (except that of auditor) in conjunction with his office of Director for such period and upon such terms as the Board determines, and may be paid such extra remuneration for it.

4.13.7 A Director may act by himself or his firm in a professional capacity for Lupus (otherwise than as an auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

4.13.8 A Director may be or become a director or other officer of, or otherwise interested in, a company promoted by Lupus or in which Lupus is interested, and shall not be liable to account to Lupus or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in that company. The Board may cause the voting power conferred by the shares in another company to be held or owned by Lupus to be exercised in such manner as it thinks fit.

4.13.9 Subject to statute and to the following two paragraphs, no Director shall be disqualified by his office from contracting with Lupus, either with regard to his tenure of any office or place of profit or as vendor or purchaser or in any other manner. No contract or arrangement in which a Director is interested shall be liable to be avoided. The Director shall not be liable to account to Lupus or the members for any remuneration, profit of other benefits realised by the contract or arrangement by reason of his holding that office or of the resulting fiduciary relationship.

4.13.10 A Director who, to his knowledge is interested, whether directly or indirectly, in a contract or arrangement or proposed contract or arrangement with Lupus must declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become interested.

4.13.11 A general notice to the Board given by a Director to the effect that he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement

which may after the date of the notice be made with Lupus or firm shall be a sufficient declaration of his interest in relation any contract or arrangement made with Lupus or firm.

4.13.12 Except as otherwise provided in the Articles, a Director must not vote on (or be counted in the quorum in respect of) any resolution of the Board concerning a contract or arrangement or other proposal in which he is to his knowledge, directly or indirectly, materially interested. If he does, his vote shall not be counted.

4.14 *Power of Directors*

4.14.1 The business of Lupus shall be managed by the Directors who may exercise all such powers of Lupus as are not by the Statutes or by the Articles required to be exercised by Lupus in general meeting, but subject to any regulation of the Articles, to the provisions of the Statutes, and to such regulations, which are not inconsistent with those regulations or provisions, as may be prescribed by extraordinary resolution of Lupus in general meeting.

4.14.2 No regulation made by Lupus in general meeting shall invalidate any prior act of the Directors which would have been valid if the regulation had not been made.

4.15 *Borrowing*

4.15.1 The Directors may exercise all the powers of Lupus to borrow money, and to mortgage or charge all or any part of its undertaking, property and assets, including its uncalled capital and, subject to the Statutes, to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligations of Lupus or of any third party.

4.15.2 The Board must restrict the borrowings of Lupus and exercise all voting and other rights or powers of control exercisable by Lupus in relation to its subsidiaries so as to secure (but as regards subsidiaries only in so far as, by the exercise of the rights or power of control, the Board can secure) that the aggregate principal amount outstanding of all borrowings by the Lupus Group (exclusive of borrowings owing by one member of the Lupus Group to another member) does not, without the previous sanction of an ordinary resolution, exceed the greater of:

4.15.2.1 £2,000,000; or

4.15.2.2 an amount equal to three times the aggregate of the amount paid up or credited as paid up on the issued share capital of Lupus and the amount standing to the credit of the reserves (including any share premium account, capital redemption reserve and credit balance on profit and loss account all as shown by the latest audited balance sheet but after deducing any debit balance on profit and loss account (except to the extent that the deduction has already been made) and making adjustments to reflect any variation in the amount of the paid up share capital, share premium account or capital redemption reserve since the date of the audited balance sheet.

4.15.2.3 A certificate or report by the auditors of Lupus as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by the paragraph above has not been or will not be exceeded at any particular time or times shall be conclusive for the purposes of the paragraph above.

4.16 *Executive Directors*

4.16.1 The Directors may appoint one or more of their number to an executive office including the office of chairman, vice-chairman, managing Director, joint managing Director, assistant managing Director or manager or any other salaried office for such period and on such terms as they think fit.

4.16.2 A Director holding office pursuant to the paragraph above shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors determine. The remuneration shall, unless otherwise agreed, be additional to such remuneration (if any) as is payable to him as a Director.

4.16.1 The Directors may entrust to and confer upon a Director holding executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may revoke, withdraw or vary any of the powers.

4.17 ***Rotation of Directors***

4.17.1 At every annual general meeting one-third of the other Directors or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office. A Director retiring at a meeting shall retain office until the close of the meeting.

4.17.2 The Directors to retire on each occasion shall be those who have been longer in office since their last election but, as between persons who became or were re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

4.17.3 A retiring Director shall be eligible for re-election.

4.17.4 Lupus in general meeting may increase or reduce the number of Directors and may determine in what rotation the increased or reduced number is to go out of office.

4.17.5 Lupus may, by ordinary resolution of which special notice has been given in accordance with s. 379 of the Companies Act, remove any Director (including a managing Director or other executive Director, but without prejudice to any claim for damages under any contract) before the expiration of his period of office and may by an ordinary resolution appoint another person in his place.

4.18 ***Proceedings***

4.18.1 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be determined by a majority of votes and in case of an equality of votes the chairman shall have a second or casting vote. A Director may at any time, and the Secretary on the requisition of a Director shall, summon a Board meeting.

4.18.2 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, unless fixed at any other number, shall be two.

4.18.3 A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Directors.

4.18.4 The Directors may delegate any of their powers to committees consisting of such number or members of their body as they think fit and may revoke a delegation and discharge a committee in whole or in part. A committee shall in the exercise of the powers delegated to it to conform to any regulations that are imposed by the Directors.

4.18.5 A resolution in writing, signed by all or a majority of the Directors entitled to notice of a meeting of the Directors or by all of the members of a committee, shall be as valid as if it had been passed at a Board meeting or a meeting of the committee duly called and constituted. The resolution may consist of several documents in the like form each signed by one or more of the Directors or members of the committee.

4.18.6 The Directors shall cause minutes to be made in books provided for the purpose:

4.18.6.1 of all appointments of officers made by the Directors;

4.18.6.2 of the names of all the Directors present at each Board meeting and meeting of a committee of Directors;

4.18.6.3 of all resolutions and proceedings at meetings of Lupus and of any class of members of Lupus and of the Directors and of any committee of Directors.

4.18.7 All actions done by any Board meeting, or meeting of a committee of Directors, or by a person acting as a Director, shall as regards all persons dealing in good faith with Lupus, notwithstanding that there was some defect in the appointment of any Director, or of the person acting as a Director, or that they or any of them were disqualified, or had vacated

office or were not entitled to vote, be as valid as if each of them had been duly appointed, and was qualified and had continued to be a Director and had been entitled to vote.

4.19 *Secretary*

4.19.1 The Secretary shall be appointed by the Directors at such remuneration and upon such terms as they think fit. The Secretary may be removed by the Directors.

4.20 *Dividends*

4.20.1 The profits of Lupus available for dividend and resolved to be distributed shall be applied in the payment of dividends to the members in accordance with their respective rights and priorities. Lupus in general meeting may declare dividends accordingly.

4.20.2 No dividend shall be payable except out of the profits of Lupus (including profits set aside to any reserve fund) or in excess of the amount recommended by the Directors.

4.20.3 The Directors must transfer to share premium account as required by the Statutes sums equal to the amount or value of any premiums at which any shares of Lupus are issued.

4.20.4 The Directors may pay such interim dividends as appear to them to be justified by the profits of Lupus. If the capital of Lupus is divided into different classes of shares the Directors may pay interim dividends in respect of those shares which confer on the holders deferred or non-preferred rights as well as in respect of those shares which confer on the holders preferential or special rights with regard to dividends.

4.21 *Scrip dividends*

4.21.1 The Directors may, if authorised by an ordinary resolution, offer any holders of ordinary shares one or more of the following options:

4.21.1.1 instead of taking the net cash amount due to them in respect of all or any part (to be determined by the Directors) of any dividend declared or payable on any ordinary shares held by them, either to invest the cash in subscribing for unissued ordinary shares, payable in full or by instalments, or in paying up in full or by instalments any unpaid or partly paid ordinary shares held by them; or

4.21.1.2 instead of taking the net cash amount due to them in respect of all or any part (to be determined by the Directors) of any dividend declared or payable on any ordinary shares held by them, to elect to receive new ordinary shares credited as fully paid; or

4.21.1.3 to forego their entitlement to all or any part (to be determined by the Directors) of any dividend declared or payable on any ordinary shares held by them and to take instead fully paid bonus ordinary shares; or

4.21.1.4 any other option in respect of all or any part (to be determined by the Directors) of any dividend on any ordinary shares held by them as the Directors determine.

4.22 *Reserves*

4.22.1 The Directors may, before recommending any dividend, set aside out of the profits of Lupus such sums as they think proper as a reserve which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of Lupus may be properly applied. Pending application the sum reserved may either be employed in the business of Lupus or be invested in such investments (other than shares of Lupus) as the Directors think fit.

4.23 *Capitalisation of profits and reserves*

4.23.1 Subject to section 80 and Part VIII of the Companies Act, Lupus in general meeting may, upon the recommendation of the Directors, resolve that it is desirable to capitalise an amount standing to the credit of any of Lupus' reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that it is set free for distribution among the members who would have been entitled to it if distributed by way of dividend and in the same proportions on condition that it is not paid in cash but is applied either in or towards paying up any amount unpaid on shares held by the members or paying

up in full unissued shares or Debentures of Lupus to be allotted and distributed, credited as fully paid up, to and among those members in those proportions, or partly in the one way and partly in the other. The Directors shall give effect to the resolution.

4.24 *Notices*

4.24.1 Any notice or document may be served by Lupus on any member either personally or by sending it through the post in a prepaid letter addressed to him at his registered address as appearing in the register of members. A member is entitled to receive notices from Lupus notwithstanding that his registered address as appearing in the register of members is outside the United Kingdom. In the case of joint holders of a share, notices shall be given to that one of the joint holders whose name stands first in the register of members and notice given to him shall be sufficient notice to all the joint holders.

4.24.2 Any notice or other document, if served by post, shall be deemed to have been served at the expiration of 24 hours after the time when the letter containing it is posted. In proving service it shall be sufficient to prove that the letter containing the notice or document was properly addressed, stamped and posted.

4.24.3 If by reason of the suspension or curtailment of postal services within the United Kingdom Lupus is unable effectively to convene a general meeting by notice sent through the post, it may be convened by notice advertised in at least two leading daily newspapers with appropriate circulation, of which one is a leading London daily newspaper. The notice shall be deemed to have been duly served on all members entitled to it at noon on the day when the advertisement appears. Lupus shall send confirmatory copies of the notice by post if at least 48 hours prior to the meeting the posting of notices to addressees within the United Kingdom again becomes practicable.

4.24.4 A notice required to be given by Lupus to members and not expressly provided for by the Articles shall be sufficiently given if given by advertisement. A notice required to be or which may be given by advertisement shall be advertised once in one national daily newspaper and shall be taken as given on the day on which the advertisement appears.

4.25 *Winding up*

4.25.1 On a winding up of Lupus, the balance of the assets available for distribution, after deduction of any provision made under s. 719 of the Companies Act and subject to any special rights attaching to any class of shares, shall be applied in repaying to the members of the Lupus the amounts paid up on the shares held by them. Any surplus assets will belong to the holders of any ordinary shares then in issue according to the numbers of shares held by them, or if no ordinary shares are then in issue, to the holders of any unclassified shares then in issue according to the numbers of shares held by them.

4.25.2 If Lupus is wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the authority of an extraordinary resolution, divide among the members in specie or kind the whole or any part of the assets of Lupus, whether or not the assets consist of property of one kind or of properties of different kinds. He may for that purpose set such value as he deems fair upon any one or more class or classes of property and may determine how the division is carried out as between the members or different classes of members.

4.26 *Indemnity*

4.26.1 Except so far as the provisions of this paragraph are avoided by any provisions of the Statutes, the Directors, executive Directors, auditors of Lupus, Secretary and other officers of Lupus, and their respective executors or administrators, shall to the extent permitted by the Statutes be indemnified out of the assets of Lupus against all actions, costs, charges, losses, damages and expenses which they may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices, unless incurred through their own willful neglect or default. None of them shall be answerable for the acts, neglects or defaults of any other of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any

moneys or assets of Lupus are lodged or deposited for safe custody, or for the insufficiency or deficiency of any security upon which any moneys of Lupus are placed out or invested, or for any other loss or damage which happens in the execution of their offices, unless resulting from their own willful neglect or default. Subject to the provisions of the Companies Act, the Directors may purchase and maintain insurance at the expense of Lupus for the benefit of any director or other officer or auditor of Lupus against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done by him as a director, officer or auditor.

5. Directors of Lupus

5.1 The Directors and their functions are set out on page 15 of this document. The Directors are:

5.1.1 ***Greg Hutchings, Executive Chairman***

Greg Hutchings joined Tomkins plc in 1983 and held the post of Chief Executive and Chairman from January 1984 until he stepped down in October 2000. Over the 16 year period to 30 April 2000 Tomkins' annual profit before tax and exceptional items rose from £1.6 million to £473.6 million with uninterrupted growth, year on year, in earnings per share. Compound growth in earnings per share over the period was around 26 per cent per annum. In the year to 30 April 2000 Tomkins' earnings per share and dividends increased by 15 per cent.

5.1.2 ***Denis Mulhall, Executive Director***

Denis Mulhall was appointed a director in February 2004. From 1988 to 1993 he worked alongside Mr Hutchings at Tomkins plc. He left Tomkins to join Berisford plc, firstly as Chief Financial Officer and then Chief Operating Officer, seeing the transformation of Berisford plc from a shell company to a market capitalisation of £700 million. Recently he was Chief Financial Officer at Oxford GlycoSciences Plc.

5.1.3 ***Frederic Hoad, Senior Non-executive Director***

Currently a non-executive director of a number of private companies and Aviva plc subsidiaries. Before his retirement in 1996, he spent 28 years at Commercial Union, where, among a number of senior positions, he was head of Corporate Finance and head of Overseas Division finance and head of Private Equity Investment. He is the senior non-executive director.

5.1.4 ***Roland Tate, Non-executive director***

Roland Tate MA is Managing Director of Tiger Corporate Finance Ltd., an independent corporate finance house which he formed in 2005 following a period as Director of Corporate Finance at RMT, a regional independent firm of business advisers based in Newcastle. After a period of working the oil and gas sector, he spent eight years as an executive and director at three private equity investment organisations and was appointed non-executive director of several venture capital backed businesses. In 1995 he joined PricewaterhouseCoopers and subsequently KPMG as a Corporate Finance Director, where he gained considerable experience in mergers and acquisitions. He is a fellow of the Securities and Investment Institute.

5.2 It is intended that following Completion, Greg Hutchings, Denis Mulhall, Frederic Hoad and Roland Tate will all remain as Directors.

5.3 In addition to their directorships of Lupus, the Directors hold or have held the following directorships and are or were members of the following partnerships within the past five years:

Director	Current directorships/partnerships	Previous directorships/partnerships
Mr Hutchings	Museum of London	Tomkins Plc Royal National Theatre

Director	Current directorships/partnerships	Previous directorships/partnerships
Mr Mulhall	RingProp Plc	Berisford Plc Metzler Automotive Profile Systems (SARL) Ltd Oxford Glycosciences Plc
Mr Hoad	Commercial Union Capital Ltd Cube Airfinance Ltd GN & Sons Ltd Hoad & Co (Consultants) Ltd Dorking Lawn Tennis and Squash Club Ltd	Commercial Union (BES) Investment Management Ltd Commercial Union Equipment Finance Ltd Commercial Union Leasing Ltd Jonhoad Ltd Mercock Ltd Select Industries Management Co. Limited Coal Developments (Queensland) Ltd
Mr Tate	Tiger Corporate Finance Ltd	Cloth Market Partners Ltd

5.4 None of the Directors has in the five years prior to the date of this document:

5.4.1 had any convictions in relation to fraudulent offences;

5.4.2 been declared bankrupt or been subject to any individual voluntary arrangement or been associated with any bankruptcy, receivership or liquidation in his capacity as member of the administrative, management or supervisory bodies or member of senior management of a company; or

5.4.3 been subject to any official public incrimination and/or sanctioned by any statutory or regulatory authorities (including designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company.

5.5 The business address of each of the Directors is Crusader House, 145-157 St John Street, London, EC1 4RU.

6. Directors' service agreements and emoluments

6.1 *Executive Directors*

Each of the executive Directors listed below entered into a new service agreement with Lupus on the contract date, and is entitled to the annual remuneration, set out below.

Executive Director	Original date of appointment as Director	Contract date	Term	Notice Period	Maximum contractual termination payment	Salary £	Bonus £
Mr Hutchings	16.02.04	16.02.04	Rolling	1 year	1 year's salary and associated contractual benefits	150,000	–
Mr Mulhall	23.02.04	23.02.04	Rolling	1 year	1 year's salary and associated contractual benefits	75,000	–

The service agreements are for an indefinite period, terminable by either party on not less than twelve months' written notice.

The service agreements contain clauses providing for garden leave and the payment of basic salary and benefits in lieu of notice. Apart from the option on Lupus to pay an amount for compensation for loss of office in lieu of notice upon termination, there are no contractual payments to be made on termination.

Each executive Director's salary is fixed at the annual rate set out in the table above unless some higher salary is agreed between the executive Director and the Board. In addition, the executive Directors are entitled to participate from time to time in any bonus arrangements which the Board determines to establish. As at 6 March 2006 (the latest practicable date prior to the publication of this document) there has been no increase in the salaries of the executive Directors. None of the executive Directors received any bonus in the year ended 31 December 2005.

Each of the executive Directors is entitled to out-of-pocket expenses and 25 working days' holiday each year. Lupus does not have a pension scheme which is applicable to the employment of the executive Directors. Lupus provides the executive Directors and their dependents with membership of a private medical expenses arrangement. Lupus maintains and bears the cost of permanent health insurance cover for the executive Directors.

6.2 ***Non-Executive Directors***

Each of the non-executive Directors is engaged under the terms of a letter of appointment under which he is required to perform the usual duties of a non-executive director. The letters of appointment contain confidentiality obligations.

Details of the principal terms of the letters of appointment for the non-executive Directors are set out below.

Non-Executive Director	Original date of appointment as Director	Expiry date of current letter of appointment	Notice Period	Contractual termination payment	Period served as Director as at 31 December 2005	Fees £
Mr Hoad	28.11.02	15.02.07	1 month	Accrued fees and expenses	3 years 1 month	18,000
Mr Tate	28.11.02	15.02.07	1 month	Accrued fees and expenses	3 years 1 month	18,000

6.3 ***Directors' emoluments***

The aggregate emoluments (including benefits in kind and pensions) paid or granted to the Directors (executive and non-executive) in the year ended 31 December 2005 were £263,277.

7. Directors' Shareholdings and other interests

7.1 ***Lupus***

The interests of each of the Directors and those of any person connected with them within the meaning of section 346 of the Companies Act (each a "Connected Person"), all of which are beneficial unless otherwise stated, in the share capital of Lupus which (a) have been notified to Lupus pursuant to section 324 or section 328 of the Companies Act or (b) are required to be entered in the register maintained under section 325 of the Companies Act or (c) are interests of Connected Persons which would, if the Connected Person were a Director, be required to be disclosed under (a) or (b) above, insofar as the latter are known to, or could with reasonable diligence be ascertained by, that Director are as at 6 March 2006 (being the latest practicable date prior to the publication of this document) and will, immediately following the Acquisition and Placing and the Open Offer (assuming full allocation of the New Ordinary Shares), be as follows:

	As at 6 March 2006			Following Admission[2]		
	No. of Ordinary Shares	% of ordinary share capital	Options and Awards	No. of ordinary shares	% of Enlarged Share Capital	Options and Awards
Directors						
Mr Hutchings[1]	23,750,000	10.0	714,285[3]	31,666,666	5.1	714,285
Mr Mulhall	2,800,000	1.2	0	4,600,000	0.7	0
Mr Hoad	325,000	0.1	0	533.333	0.1	0
Mr Tate	160,348	0.1	0	267,368	0.1	0
Total	27,036,196	11.4	0	37,067,367	6.0	0

(1) Mr Hutchings and his family have also been allocated unconditionally under the Share Incentive Arrangements 47,539,257 Ordinary Shares which are held by the LESOT. Please see the table in paragraph 9.1 of this Part 12 for details on these Ordinary Shares.

(2) These figures have been calculated on the basis that each director acquires all of the Open Offer Shares that he has indicated he will apply for.

(3) These options are granted under the EMI Scheme and the shares held by the LESOT are available to satisfy any exercise of these options.

The interests of the Directors together represent approximately 11.4 per cent. of the issued share capital of Lupus as at 6 March 2006 (being the latest practicable date prior to publication of this document). The interests of the Directors are expected to represent approximately 6 per cent. of the Enlarged Share Capital of Lupus after the Acquisition, Placing and the Open Offer.

Save as disclosed above, none of the Directors has any interest in the share or loan capital of Lupus and there is no person to whom any capital of any member of the Lupus Group is under option or agreed unconditionally to be put under option.

7.2 No Director has, or has had, an interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of the Enlarged Group and which was effected by Lupus in the current or immediately preceding financial year or during an earlier financial year and which remains in any respect outstanding or unperformed.

7.3 No outstanding loans or guarantees have been granted or provided to or for the benefit of any Director by Lupus or any of its subsidiaries.

7.4 There are no family relationships between any Directors or any persons disclosed under section 7.1 above.

7.5 There are no potential conflicts of interest between any of the duties of the Directors to Lupus, the Lupus Group or the Enlarged Group and their private interests and/or other duties.

7.6 There are no restrictions on Directors in respect of the disposal of their Ordinary Shares:

8. Related party transactions

The only related party transaction entered into by Lupus during the financial years ended 31 December 2003, 2004 and 2005 and during the period between 1 January 2006 and 6 March 2006 (the latest practicable date prior to the publication of this document) was the subscription by the LESOT on 26 March 2004 for 47,539,257 Ordinary Shares in cash at a price of 17.25p per share using funds contributed to the LESOT by Lupus under the Share Incentive Arrangements..

9. Substantial Shareholdings

9.1 *Lupus*

As at 6 March 2006 (being the latest practicable date prior to publication of this document), in so far as is known to Lupus, the name of any person, other than a Director, who, directly or indirectly, was and/or is anticipated to be interested in three per cent or more of Lupus' share capital, and the amount of such person's interest and their expected interest following Admission and assuming full allocation of the New Ordinary Shares are set out below.

Shareholder	As at 6 March 2006 Number of Ordinary Shares	Percentage of issued share capital	Following Admission[1] No of Ordinary Shares	Percentage of Enlarged Share Capital
The LESOT	47,539,257	20.00	63,385,676	10.3
Undervalued Assets Trust plc	7,366,133	3.10	9,821,511	1.6

(1) These figures are calculated on the basis that the Shareholders apply to acquire their full Basic Entitlement and do not apply for any Excess Shares.

9.2 The Shareholders referred to in section 9.1 above do not have different voting rights.

9.3 Lupus is not aware of any person who does or could following the Placing and the Open Offer, directly or indirectly, jointly or severally, exercise control over Lupus.

9.4 There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which a Director was selected as a Director.

10. Corporate Governance

The Board acknowledges the importance of the Principles set out in the Combined Code, as issued in revised form in 2003 by the Financial Reporting Council, and have put in place a framework for corporate governance which it believes is appropriate for Lupus, as follows:

10.1 ***Board composition***

Both Mr Hutchings and Mr Mulhall are engaged full-time on Lupus' business and have no outside interests that conflict with their responsibilities to Lupus. Mr Hutchings is a governor of the Museum of London. Mr Mulhall is non-executive chairman of RingProp plc, an AIM listed company.

Since 1 January 2005, Mr Hoad has been the senior non-executive Director on the Board. All non-executive Directors are independent.

10.2 ***How the Board operates***

The Board meets regularly and is responsible for strategy, performance and the framework of internal controls. The Board has a formal schedule of matters specifically reserved to it for decision. Responsibility for the day-to-day operational management of Gall Thomson Environmental Limited is delegated to the directors of that company and it is intended that Schlegel will be managed in a similar manner.

To enable the Board to discharge its duties, all Directors receive appropriate and timely information. The Company Secretary distributes briefing papers to all Directors in advance of the regular formal Board meetings. All Directors have access to the advice and services of the corporate Company Secretary, which is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The appointment and removal of the Company Secretary is a matter for the Board as a whole. In addition, procedures are in place to enable the Directors to obtain independent professional advice in the furtherance of their duties, if necessary, at Lupus' expense.

10.3 ***Evaluation of performance and re-election of Directors***

A procedure for carrying out formal internal evaluations of the Board has been discussed and approved. All Directors are subject to re-election by the shareholders at Annual General Meetings at a maximum interval of three years. The Articles of Association provide that Directors appointed by the Board will be subject to re-election at the first AGM thereafter.

10.4 ***Board committees***

The Board has formed an Audit and Corporate Governance Committee, a Remuneration Committee and a Nominations Committee, each comprised of all the independent, non-executive Directors of Lupus. The existence of the committees ensures that time is allocated on a formal basis to consider relevant issues.

10.5 *Audit and Corporate Governance Committee*

The Audit and Corporate Governance Committee meets at least twice a year and considers the appointment and fees of the external auditors and discusses the scope of the audit and its findings. The Committee is also responsible for monitoring compliance with accounting and legal requirements and for reviewing the annual and interim financial statements. This committee is chaired by Mr Hoad.

The Committee also reviews any non-audit services provided by the auditors. Such services have been, and are, limited to the provision of tax compliance work and tax advice. The Committee considers that such services can be provided most efficiently and economically by the same firm as that conducting the audit. The Committee is satisfied that the provision of such services does not in any way prejudice the objectivity and independence of the auditors.

To date the Committee has not recommended the establishment of an internal audit function, because the Lupus Group has at present only one active subsidiary (together with its subsidiary) outside London, whose operations are closely monitored by the executive Directors. However, following the completion of the Transaction, this policy will be kept under active review.

10.6 *Remuneration Committee*

The Remuneration Committee considers and approves the remuneration and benefits (if any) of the Directors.

The Remuneration Committee of the Board comprises all the independent non-executive Directors of Lupus. It meets as and when required and is chaired by Mr Hoad.

10.7 *Nominations Committee*

The Nominations Committee identifies and nominates candidates for the office of director of Lupus. It meets as and when required and is chaired by Mr Tate.

10.8 *Internal control*

The Directors acknowledge that they are responsible for the Lupus Group's system of internal controls and for reviewing the effectiveness of those controls. The Board, including the executive Directors, reviews the internal control framework on an ongoing basis. Procedures have been developed to safeguard assets against unauthorised use or disposition and to maintain proper accounting records to provide reliable financial information both for internal use and for publication. In accordance with the guidance of the Turnbull Committee on internal control, the procedures are regularly reviewed in the light of an ongoing process to identify, evaluate and manage the significant risks faced by Lupus. The process has been in place for the full year under review and up to the date of the approval of the annual report and financial statements. The procedures are designed to manage rather than eliminate risk and can only provide reasonable and not absolute assurance against material misstatement or loss.

10.9 *Relations with shareholders*

Communications with shareholders are given high priority and there is a regular dialogue with institutional shareholders. The Board uses the Annual General Meeting to communicate with private and institutional investors and welcomes their participation. Lupus has set up a website www.lupuscapital.co.uk which shareholders, investors and other interested parties may access. The website permits users to download copies of published financial reports, press releases and Stock Exchange announcements.

10.10 *Statement by Directors on compliance with the provisions of the Combined Code*

Lupus complies with the provisions of the Combined Code except as follows:

The Board, with only two executive Directors, having carefully considered the position, structure and strategy of the Lupus Group, believes that the nature of the Lupus Group with its focus on identifying, acquiring and reinvigorating businesses makes it appropriate for the role of chairman to carry executive responsibility.

11. Material Contracts

11.1 *Lupus*

The following contracts are all of the contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the Lupus Group (i) within the two years immediately preceding the date of this document and are, or may be, material to the Lupus Group; or (ii) at any time and contain any provision under which any member of the Lupus Group has any obligation or entitlement which is or may be, material to the Lupus Group as at the date of this document.

(A) *Placing Agreement*

An agreement dated 3 March 2006 and made between Lupus (1) and HSBC (2) whereby, subject to the conditions stated below, HSBC, as agent for Lupus, has agreed to make the Open Offer to the Qualifying Shareholders and to use its reasonable endeavours to procure placees to acquire New Ordinary Shares (other than Open Offer Shares which are acquired pursuant to the Open Offer) at the Issue Price and, to the extent it fails to procure such placees, to acquire any remaining New Ordinary Shares at the Issue Price. The Placing Agreement also contains an obligation on HSBC to underwrite fully the Placing and the Open Offer upon the terms and subject to the conditions of the Placing Agreement. The fees for such underwriting are included in the commission set out below.

The Placing Agreement is conditional, *inter alia*, on;

(i) the passing of the Resolution 1;

(ii) Admission having become effective by no later than 8.00 a.m. on 4 April 2006 (or such later time and/or date (being no later than 8.00 a.m. on 18 April 2006) as Lupus and HSBC may agree; and

(iii) HSBC not terminating the Placing Agreement, in accordance with its terms, at any time prior to Admission.

Lupus has agreed to pay HSBC a fee, equal to 1 per cent. of the amount paid by Lupus, through the Purchasing Subsidiaries, to the Vendors in consideration for the Acquisition, in respect of the transactions contemplated by the Placing Agreement.

Lupus has also agreed to pay HSBC, subject to Admission taking place, a commission (which includes an underwriting commission) equal to 2.5 per cent. of the aggregate value at the Issue Price of the New Ordinary Shares. In addition, Lupus has agreed to pay HSBC, subject to Admission taking place, a commission equal to 0.5 per cent. of the aggregate value of the Conditional Placing Shares. The Placing Agreement contains warranties given by Lupus and the Directors and indemnities given by Lupus, in favour of HSBC, which are customary for this type of agreement. In addition, between the date of the Placing Agreement and Admission HSBC may in certain circumstances, including where there is a material breach of warranty or a material adverse change in the financial markets, terminate the Placing Agreement or fix a new date as the latest date by which all conditions in the Placing Agreement must have been satisfied or waived.

(B) *Nominated adviser and broker agreement*

On 3 March 2006, Lupus and HSBC entered into a nominated adviser and broker agreement under which HSBC set out the services to be provided by it in connection with its role as Lupus's nominated adviser and broker. Under the agreement Lupus agrees to pay HSBC an annual retainer of £40,000 (plus VAT) for its services and gives certain undertakings and indemnities in favour of HSBC which are customary in agreements of this kind. The agreement may be terminated by either party giving one month's written notice to the other.

(C) *Acquisition Agreement*

Please see Part 10 for a full description of the terms of the Acquisition Agreement.

(D) *New Debt Facility*

This is an agreement dated 3 March 2006 and made between Schlegel Acquisition Holdings Limited as original borrower and as original guarantor, Lupus, Schlegel UK (2006) Limited and Schlegel Acquisition Holdings USA, Inc. as original guarantors and HSBC Bank plc and The Governor and Company of the Bank of Scotland as mandated lead arrangers and original lenders and The Governor and Company of The Bank of Scotland as agent pursuant to which a multicurrency term loan facility in an aggregate amount of £35,000,000 and a multicurrency revolving loan facility in an aggregate amount of £10,000,000 (together with the term loan facility, the "**Facilities**") are made available to Schlegel Acquisition Holdings Limited (the "**Facility Agreement**"). The proceeds of the term loan facility will be used to fund part of the Acquisition and to pay the fees, costs and expenses associated with the Acquisition. The proceeds of the revolving loan facility will be put towards the general corporate and working capital purposes of Schlegel Acquisition Holdings Limited and its group. Certain conditions precedent customary to this type of agreement must be met for funding to occur under the Facilities including the granting by Lupus of a charge over its shares in Schlegel Acquisition Holdings Limited.

Following completion of the Acquisition, Schlegel Australia, Schlegel Belgium, Schlegel US, Schlegel Germany, Schlegel Italy and Schlegel Spain will become obligors under the Facilities and guarantee some or all of the obligations of the borrowers under the Facility Agreement. The scope and extent of the guarantees provided depends on applicable law in the jurisdiction of incorporation of the guaranteeing entities. Future members of Schlegel Acquisition Holdings Limited's group would be required under the terms of the Facility Agreement to accede as guarantors under the Facility Agreement.

The rate of interest for borrowings under the Facilities for each interest period is the percentage rate per annum which is the aggregate of the margin, LIBOR (or, in relation to any loan in euro, EURIBOR) and any mandatory cost. The margin will initially be 0.95 per cent. per annum and will vary during the term of the Facility Agreement in line with ratio of consolidated total net borrowings to consolidated EBITDA. The Facility Agreement requires the borrowers to pay quarterly, a commitment fee of 40 per cent. of the then applicable margin on the preceding quarter's unused portion of the Facilities. The Facility Agreement also requires the borrowers and Lupus to pay other fees based on the amount of the Facilities.

The termination date for the facilities is 60 months after the date of the Facility Agreement. The Facility Agreement contains representations, undertakings and events of default which are customary for this type of agreement.

(E) *Subscription and Transfer Agreement and Option Agreement*

In connection with the Placing and Open Offer, Lupus, HSBC and Newco have entered into two agreements dated 3 March 2006 in respect of the subscription and transfer of ordinary shares and redeemable preference shares in Newco.

(a) Under the Option Agreement, Lupus has agreed to subscribe for 88 ordinary shares in Newco with a nominal value of £1 each and HSBC has agreed to subscribe for 10 ordinary shares in Newco with a nominal value of £1 each and enter into put and call options in respect of the ordinary shares in Newco subscribed for by HSBC that are exercisable if the Placing and Open Offer do not proceed;

(b) Under the Subscription and Transfer Agreement, HSBC will apply monies that it receives as principal from Qualifying Shareholders and Placees applying to acquire New Ordinary Shares under the Placing and Open Offer to subscribe for redeemable preference shares in Newco to an aggregate value equal to such Placing and Open Offer monies, after deduction of the amount of the commissions as set out above in the summary of the Placing Agreement, together with any relevant amounts in respect of any New Ordinary Shares acquired by HSBC or for which

HSBC have procured acquirers pursuant to the Placing Agreement (after deducting relevant commissions and/or expenses); and

(c) Lupus will allot and issue the New Ordinary Shares to those persons entitled thereto in consideration of HSBC transferring its holding of redeemable preference shares and ordinary shares in Newco to Lupus.

Accordingly, instead of receiving cash as consideration for the issue of the New Ordinary Shares, at the conclusion of the Placing and Open Offer Lupus will own the entire issued ordinary and redeemable preference share capital of Newco whose only assets will be its cash reserves, which will represent an amount equivalent to the net proceeds of the Placing and Open Offer. Lupus will be able to utilise this amount equivalent to the Placing and Open Offer proceeds by exercising its right of redemption over the redeemable preference shares it holds in Newco and, during any interim period prior to redemption, by procuring that Newco lends the amount to Lupus (or one of the Lupus' subsidiaries).

11.2 *Schlegel*

The following contracts are all of the contracts (not being contracts entered into in the ordinary course of business) entered into by any of the Transferred Subsidiaries or which are being acquired as part of the Transferred Assets (i) within the two years immediately preceding the date of this document and are, or may be, material to Schlegel; or (ii) at any time and contain any provision under which any of the Transferred Subsidiaries has any obligation or entitlement which is or may be, material to Schlegel as at the date of this document.

(A) *The Schlegel EMI Separation Contracts*

The following contracts have all been entered into by various of the Transferred Subsidiaries as part of the separation of Schlegel EMI from Schlegel, as described in Section B of Part 7 of this document.

(i) A subscription and contribution agreement made on 1 March 2006 by and between Schlegel Systems, Inc. ("**SSI**") (which is a wholly owned subsidiary of Schlegel US) and Schlegel Electronic Materials Holdings, Inc. ("**SEM Holdings**") (the "**Subscription and Contribution Agreement**") pursuant to which SSI has contributed 600,000 ordinary shares (the "**SEM FE Shares**") of Schlegel (Far East) Limited ("**SEM FE**") and its business division that designs, develops, manufactures, distributes, licences, supplies, sells and/or maintains electro-magnetic interference shielding devices for use in the technology and medical sectors and carries out research in relation to such devices (the "**EMI Business**") to SEM Holdings in consideration for the issue by SEM Holdings to SSI of 9,900 shares of Common Stock. This agreement contains mutual non-compete provisions of a ten year duration, breach of which by either party gives rise to a right of the non-breaching party to claim liquidated damages of US$10,000,000.

(ii) A bill of sale and assignment agreement made on 1 March 2006 by and between SSI and SEM Holdings pursuant to which SSI sold, assigned, transferred and delivered the SEM FE Shares and the assets used in the EMI Business to SEM Holdings pursuant to the Subscription and Contribution Agreement.

(iii) An assignment and assumption agreement made on 1 March 2006 by and between SSI and SEM Holdings pursuant to which SEM Holdings has assumed certain liabilities of the EMI Business pursuant to the Subscription and Contribution Agreement.

(iv) An assignment of intellectual property rights made on 1 March 2006 by which SSI assigned to SEM Holdings all of its right, title and interest in certain patents, trade marks, a license and other intellectual property rights used in the EMI Business pursuant to the Subscription and Contribution Agreement.

(v) A share purchase agreement dated 2 March 2006 between SSI and UniPoly pursuant to which SSI has sold the entire issued share capital of SEM Holdings,

consisting of 10,000 shares of Common Stock, par value $1 per share, to UniPoly for a consideration of $3,600,000 left outstanding on intercomany account and which consideration is repayable by UniPoly on the demand of SSI at any time or times after 31 May 2006, or otherwise repayable by UniPoly at any time or times before such date.

(vi) A supply agreement made on 2 March 2006 by and between SSI, Schlegel Electronic Materials, Inc. ("**SEM Inc**"), SEM Belgium BVBA ("**SEM Belgium**"), SEM FE and Schlegel Electronic Materials (Dongguan) Limited ("**Schlegel PRC**") pursuant to which SSI has agreed to supply certain goods to the other parties thereto and have access to and use of the foam formulations used in the EMI Business for costs plus 15 per cent. This agreement contains mutual non-compete provisions of a ten year duration, breach of which by either party gives rise to a right of the non-breaching party to claim liquidated damages of US$10,000,000. The agreement also contains liquidated damages provisions for failure to supply. It has a five year term subject to earlier termination by SEM Inc after twelve months with six months notice (the non-compete provisions survive termination).

(vii) A services agreement made on 2 March 2006 by and between SSI and SEM Inc pursuant to which SSI has agreed to provide certain human resources, IT and other services to SEM Inc. for a service fee $10,000 per month. The initial term is six months and the agreement is terminable on three months notice thereafter.

(viii) An indemnification agreement made on 2 March 2006 by and between SSI and SEM Inc pursuant to which SEM Inc has agreed to indemnify SSI from and against any and all losses, liabilities, damages, deficiencies, penalties, judgments, assessments, fines, settlements, costs or expenses directly related to any and all claims formally filed against SSI by certain specified employees and former employees of SSI under the N. Y. Work. Comp. L s 1 et seq alleging injuries sustained while such employees were employed in the EMI Business of SSI.

(ix) A trademark concurrent use agreement made on 2 March 2006 by and among SEM Inc, SEM Holdings, SEM Belgium, SEM FE, Schlegel PRC and SSI pursuant to which the parties have agreed certain arrangements in relation to the use of the trademark "Schlegel".

(x) A sublease agreement dated as of 2 March 2006 by and between SSI and SEM Inc pursuant to which SSI has sublet certain premises at 1555 Jefferson Road, Henrietta, Monroe County, New York to SEM Inc. The term of the sublease ends on 30 April 2019 but either party may terminate the sublease on twelve months' notice to the other. The rent is 10 per cent. of the base rent under the prime lease, subject to upward adjustment.

(xi) A guaranteed dollar promissory note issued on 2 March 2006 by SEM Inc to SSI, and backed by a Letter of Credit, pursuant to which SEM Inc has agreed to pay the aggregate sum of $890,000 to SSI in annual instalments between 30 September 2006 and 30 September 2011 in respect of the SSI pension plan underfunding. The performance of SEM Inc's obligations under this promissory note has been guaranteed by UniPoly.

(xii) On 21 July 2005 Schlegel Belgium appointed a proxy to represent it at the extraordinary general meeting of SEM Belgium which was held on 27 July 2005 and at which the entire assets and liabilities associated with the activities of the EMI Business of Schlegel Belgium were contributed to SEM Belgium for shares.

(xiii) A lease agreement dated 1 June 2005 between Schlegel Belgium and SEM Belgium pursuant to which Schlegel Belgium has sublet an office and production facility located at Rochesterlaan 4, 8470 Gistel, Belgium to SEM Belgium for a term of three years, automatically renewable for successive periods of three years, subject

to termination by either party on twelve months' notice. The rent is €3,000 per month subject to upward adjustment.

(xiv) A share purchase agreement dated 19 August 2005 between Schlegel Belgium and UniPoly pursuant to which Schlegel Belgium sold the entire issued share capital of SEM Belgium, consisting of 509,823 shares of 1 euro each, to UniPoly for a consideration of £351,778.40 which sum was left outstanding on the terms of a loan note issued by UniPoly to Schlegel Belgium on 19 August 2005.

12. Litigation

12.1 ***Lupus Group***

There are no and have not been any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Lupus is aware), during a period covering at least the previous 12 months which may have, or have had in the recent past significant effect on Lupus and/or the Lupus Group's financial position or profitability.

12.2 ***Schlegel***

There are no and have not been any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Lupus is aware), during a period covering at least the previous 12 months which may have, or have had in the recent past significant effect on Schlegel and/or Schlegel's financial position or profitability.

13. Share Incentive Arrangements

13.1 ***Introduction***

Under the Share Incentive Arrangements, options have been granted over Ordinary Shares. The Share Incentive Arrangements were adopted on 16 February 2004 and do not qualify for approval by HM Revenue & Customs. The Share Incentive Arrangements are implemented by means of the LESOT and the EMI Scheme.

13.2 ***The LESOT***

The LESOT is an employee benefit trust established to benefit all the employees of Lupus and its subsidiaries from time to time and certain of their relatives. The Trustee is an independent third party trustee whose obligations and responsibilities are to hold the trust assets for the benefit of the beneficiaries, but who is likely to take into account recommendations made by the remuneration committee of the Board when determining the allocation of the trust assets.

13.3 ***The EMI Scheme***

The EMI Scheme allows Lupus' employees (including executive Directors) to acquire shares in Lupus in a tax approved efficient manner.

13.3.1 *Eligibility*

To participate in the EMI Scheme, an employee must be employed by Lupus, or a 75 per cent. subsidiary of Lupus, and commit at least 25 hours per week (or 75 per cent. of his working time) to the business of Lupus, or a group company of Lupus. An employee is only eligible to participate in the EMI Scheme if he owns less than, or is not able to control more than, 30 per cent. of the Ordinary Share capital of Lupus, or of a group company of Lupus, whether individually or through his associates.

13.3.2 *Limits*

A participating employee may not hold unexercised EMI Scheme options over shares in Lupus with a total value exceeding £100,000 (the value being calculated at the date the option is granted). If a participant has received options granted under an Inland Revenue approved discretionary share option scheme, then such options will be included within the calculation of the £100,000 limit. The EMI Scheme has an overall limit of £3 million on the total value of shares in Lupus that may be subject to unexercised EMI Scheme options at any one time (calculated at the date of grant).

13.4 *The Share Incentive Arrangements*

The rules of the Share Incentive Arrangements are contained in the trust deed of the LESOT, a subscription agreement between Lupus and the LESOT and the rules of the EMI Scheme.

The Share Incentive Arrangements provide potential awards of Ordinary Shares under the LESOT and into the EMI Scheme. The number of options granted to employees under the EMI Scheme will be at the discretion of the Board. The allocation of shares to beneficiaries within the LESOT will be at the discretion of the trustees of the LESOT, although they may consider recommendations from the remuneration committee of the Board.

13.4.1 *Timing of Allotments*

The Share Incentive Arrangements cover the three financial years ending 31 December 2007, and the Trustees may subscribe for Ordinary Shares until 31 August 2008. Shares are allotted under the Share Incentive Arrangements as soon as practicable after receipt by Lupus of a Subscription Notice and satisfaction of the conditions to the Share Incentive Arrangements. Lupus will make contributions to the LESOT sufficient to enable the LESOT to subscribe for the relevant number of shares and will use all reasonable efforts to ensure that such shares are admitted to listing on the Official List.

The Trustees may not serve a subscription notice pursuant to the Share Incentive Arrangements earlier than 30 business days after the preliminary announcement of the results of Lupus for the year ending 31 December 2007 nor later than 31 August 2008.

13.4.2 *Share awards*

The number of shares to be issued under the Share Incentive Arrangements will be 95,000,000 multiplied by a factor relating to share price performance and by a factor relating to compound growth in adjusted earnings per share. The share price factor is based on share price achievement against the range 18p to 30p, taking the average mid market price of an Ordinary Share over 30 business days prior to a subscription notice being served by the Trustees. The price range may be adjusted at the discretion of the remuneration committee of the Board to take account of the price at which substantial issues of new equity may have been made since 16 January 2004. The earnings per share factor is based on achievement of compound annual increase in adjusted earnings per share against the range 10 per cent. to 25 per cent. in the three years ending 31 December 2006. If either factor is achieved as to less than 100 per cent, multiplying the factors together will reduce the number of Ordinary Shares to be issued significantly.

The aggregate number of shares to be issued under the EMI Scheme and the LESOT (including shares to satisfy options granted under the EMI Scheme) cannot exceed such number as, when aggregated with shares previously issued under the Share Incentive Arrangements or issued under any other employee incentive share schemes since 16 January 2004, is equivalent to 10 per cent. of Lupus' issued share capital immediately prior to the issue of shares in respect of the Share Incentive Arrangements, and any issue of Ordinary Shares pursuant to the Share Incentive Arrangements will be scaled back accordingly.

13.4.3 *Adjustments*

The number of shares to be allotted under the Share Incentive Arrangements are subject to such adjustments, if any, as the Board may propose and the auditors of Lupus shall confirm as being fair, to reflect the terms of any capital adjustments or other share issue.

The remuneration committee of the Board may make such adjustments to the implementation of the Share Incentive Arrangements as they may consider appropriate and the auditors of Lupus shall confirm as being fair.

13.5 ***Proposed change to the Share Incentive Arrangements***

In the light of the proposed Acquisition and its timing, the Remuneration Committee wishes to include the Schlegel management team in the Group's existing Share Incentive Arrangements. The Remuneration Committee has recommended that, conditional on the Acquisition being completed,

the dates of the Third Period in the Subscription Agreement between Lupus and the LESOT and in the Option Agreement between Lupus and Greg Hutchings (subject to the written consent of Greg Hutchings) be amended to the period of the three financial years ending 31 December 2008, with the Trustees of the LESOT being permitted to subscribe for Ordinary Shares until 31 August 2009. All other aspects of the Share Incentive Arrangements will remain unchanged. In accordance with the Listing Rules, these amendments to the Share Incentive Arrangements will be subject to approval by Shareholders and it is proposed that a resolution will be put forward accordingly at the AGM of Lupus, which is expected to be held in May 2006.

14. Property, Plant and Equipment

The following are the material tangible fixed assets of Lupus:

Property	Description	Tenure	Expiry	Current Annual Rent
85 Buckingham Gate London SW1E 6PD	Offices	Leasehold	September 2006	£76,250
Pommers Lane Great Yarmouth Norfolk NR30 3PE	Offices and Manufacturing	Freehold	n/a	n/a

The following are the material tangible fixed assets of Schlegel:

Property	Description	Tenure	Expiry	Current Annual Rent
Units 10, 11 and 11A, Henlow Industrial Estate, Henlow, UK	Manufacturing	Leasehold	August 2013	£49,839
Units 20 and 21, Unit 20 and Unit 22/22A Henlow Industrial Estate, Henlow, UK	Manufacturing	Leasehold	28 September 2011	£70,100
Units 26-28, Henlow Industrial Estate, Henlow, UK	Manufacturing	Leasehold	19 August 2018	£96,500
338 N. Cliff Drive Graham, Texas 76450 USA	Manufacturing	Leasehold	24 September 2008 (with 2 five-year renewal terms)	$36,000
2555 Jefferson Road Rochester, New York 14623 USA	Manufacturing Warehousing Office	Leasehold	April, 2019 (with 2 five-year renewal options)	$900,263
Bredowstrasse 33 22113 Hamburg Germany	Manufacturing Warehousing Office	Leasehold	14 January 2009	€269,952
Rochesterlaan 4 Gistel 8470 Belgium	Manufacturing Warehousing Office	Freehold	Freehold	None
Pol. Ind.Sta. Margarida c/.l'Anoia 9	Manufacturing Warehousing Office	Leasehold	30 September 2007	€287,844
44-48 Riverside Road Chipping Norton NSW 2170 Australia	Manufacturing	Leasehold	23 December 2016 (with 2 five-year renewal options)	AUD 400,000

15. Working Capital

Lupus is of the opinion that, having regard to the existing facilities available to the Group, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

16. Significant Change

16.1 *Lupus*

There has been no significant change in the financial or trading position of the Lupus Group since 31 December 2005, being the date to which the accounts in Part 8 of this document have been made up.

16.2 *Schlegel*

There has been no significant change in the financial or trading position of Schlegel since 31 December 2005, being the date to which the accounts in Part 7 of this document have been made up.

17. Auditors

The auditors of Lupus are Grant Thornton UK LLP, Chartered Accountants, whose address is Grant Thornton House, Melton Street, London, NW1 2EP. Grant Thornton is a member of the Institute of Chartered Accountants in England and Wales. Grant Thornton has audited the accounts of Lupus and its subsidiaries for the two years ended 31 December 2005. Ernst & Young LLP, Chartered Accountants, whose address is 1 More London Place, London SE1 2AF audited the accounts of Lupus and its subsidiaries for the year ended 31 December 2003. Grant Thornton and Ernst & Young have made reports under section 235 of the Companies Act in respect of each set of statutory accounts that they audited and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

18. Consents

PricewaterhouseCoopers LLP, as reporting accountant on Schlegel, has given and has not withdrawn its written consent to the inclusion in this document of its reports in the form and context in which they appear and has authorised the contents of its report for the purposes of Rule 5.5.3(2)(4) of the Prospectus Rules.

Grant Thornton UK LLP, as reporting accountant on Lupus, has given and has not withdrawn its written consent to the inclusion in this document of its reports in the form and context in which they appear and has authorised the contents of its report for the purposes of Rule 5.5.3(2)(4) of the Prospectus Rules.

HSBC has given and not withdrawn its written consent to the inclusion in this document of its name and references to it in the form and context in which they appear.

19. General

The total expenses relating to the Transaction, including the fees of the UK Listing Authority and the London Stock Exchange, professional fees and expenses and the costs of printing and distribution of documents are estimated to be approximately £4.0 million (exclusive of VAT). Each of Lupus and UniPoly are, under the terms of the Acquisition Agreement, responsible for their own fees and expenses.

20. Documents available for inspection

Copies of the following documents may be inspected at the registered office of Lupus and at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of publication of this document until Admission:

20.1 this document;

20.2 the memorandum of association of Lupus and the articles of association of Lupus;

20.3 the rules of the Share Incentive Schemes referred to in section 13 above;

20.4 this historical information on Schlegel set out in Section E of Part 7 of this document;

20.5 the audited consolidated accounts of the Lupus Group for the three years ended 31 December 2005;

20.6 the report from PricewaterhouseCoopers set out in Section D of Part 7 of this document;

20.7 the report from Grant Thornton set out in Section D of Part 8 of this document;

20.8 the unaudited *pro forma* combined financial information on the Enlarged Group and report from PricewaterhouseCoopers referred to in Part 9; and

20.9 the Acquisition Agreement.

Dated: 6 March 2006

DEFINITIONS

The following definitions are used throughout this document except where the context requires otherwise:

"Acquisition"	the acquisition by Lupus, through the Purchasing Subsidiaries, from the Vendors, of the Transferred Assets and entire issued share capital of the Transferred Subsidiaries
"Acquisition Agreement"	the conditional agreement for the Acquisition dated 3 March between UniPoly, Schlegel UK, Lupus and the Purchasing Subsidiaries
"Acquisition Resolution"	Resolution 1, as set out below
"Adjusted Profit"	Profit before goodwill, LESOT charge, exceptional items and taxation
"Admission"	the admission of the Existing Ordinary Shares and the New Ordinary Shares to be issued on Completion to listing on AIM and to trading on the London Stock Exchange
"AGM"	annual general meeting
"AIM"	The Alternative Investment Market
"AIM Rules"	The rules published by the London Stock Exchange governing admission to, and the operation of, AIM, as amended from time to time
"Ancillary Agreements"	the agreements ancillary to the Acquisition and Placing Agreements
"Application Forms"	the CREST Excess Application Form and the Non-CREST Application Form
"Articles"	the articles of association of Lupus
"Basic Entitlement"	the basic *pro rata* entitlement of Qualifying Holders to acquire 1 Open Offer Share for every 3 Existing Ordinary Shares held on the Record Date
"Board" or "Directors"	the existing directors of Lupus whose names appear in Part 4 of this document
"Business"	the worldwide business conducted by Schlegel UK and the Transferred Subsidiaries, consisting of the research, development, manufacturing, marketing, assembly and sale of weatherstripping products, including foam-based compression seals and pile-based sliding seals for the global window and door market, and other engineered products based on continuously molded urethane foam, narrow fabric textiles and extruded plastics, including cleaning brushes, static control devices for copiers and printers, specialty automotive products (e.g. sunroof seals, truck spray suppressants and tractor seat trim), sandwich bag seals and aircraft components, hardware products including hinge mechanisms, window and door locking mechanisms and associated fittings and the furnishing of advisory and consulting services in connection therewith
"Business Day"	a day (other than a Saturday or Sunday) on which banks are open for general business in London
"Capita Registrars"	a trading division of Capita IRG Plc
"Certificated Share" or "certificated share"	a share or other security which is not in an uncertificated form

"Combined Code"	The Combined Code on Corporate Governance
"Companies Act" or "Act"	the Companies Act 1985, as amended by the Companies Act 1989
"Completion"	completion of the Acquisition and the Placing and Open Offer in accordance with the terms of the Placing and Acquisition Agreements
"Conditional Placing Shares"	the 54,373,895 New Ordinary Shares being placed subject to clawback in respect of any Open Offer Shares applied for pursuant to the Placing Agreement
"CREST"	the system for the paperless settlement of trades and the holding of uncertificated securities operated electronically by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI No. 2001/3755)
"CRESTCo"	CRESTCo Limited, the operator of CREST
"CREST Excess Application Form"	the excess CREST application form relating to excess applications for Open Offer Shares issued to Qualifying CREST Holders and enclosed, where applicable, with this document
"Crest Manual"	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July 1996 and as amended since)
"Ducker Research"	the research produced by Ducker Worldwide, a worldwide provider of market information, as reported on in the June/July 2004 edition of Window and Door Magazine
"EMI Scheme"	the Lupus Capital PLC 2004 enterprise management incentive scheme
"Enlarged Group"	the Lupus Group as enlarged by Schlegel
"Enlarged Share Capital"	the issued ordinary share capital of Lupus immediately following completion of the Placing and the Open Offer including the Existing Ordinary Shares and the New Ordinary Shares
"Excess Application Facility"	the arrangement pursuant to which Qualifying Holders may apply for additional Open Offer Shares in excess of their Basic Entitlement in accordance with the terms and conditions of the Open Offer
"Excess Shares"	Open Offer Shares applied for by Qualifying Holders under the Excess Application Facility
"Existing Ordinary Shares"	the Ordinary Shares in issue as at the date of this document
"Existing Shareholders"	the holders of the Existing Ordinary Shares
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting to be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY at 11.00 a.m on 29 March 2006, notice of which is set out at the end of this document

"Firm Placing Shares"	the 299,339,334 New Ordinary Shares being placed firm pursuant to the Placing Agreement
"Form of Proxy"	the form of proxy accompanying this document to be used by the Shareholders in respect of the EGM
"Freedonia Report"	"World Windows and Doors", an industry study by The Freedonia Group Inc., a Cleveland based market research company, published on 1 October 2005
"FSA"	Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000
"Gall Thomson"	Gall Thomson Environmental Limited, incorporated in England and Wales under the Act with registered number 2852924
"Grant Thornton"	Grant Thornton UK LLP, a limited liability partnership registered in England and Wales with registered number OC307742
"HSBC"	HSBC Bank plc, a company incorporated in England and Wales under the Act with registered number 14259
"IFRS"	International Financial Reporting Standards
"Issue Price"	14 pence per New Ordinary Share
"KLAW"	KLAW Products Limited, a company incorporated in England and Wales under the Act with registered number 316007
"LESOT"	the Lupus Employee Share Ownership Trust
"Listing Rules"	the Listing Rules of the FSA
"London Stock Exchange"	London Stock Exchange plc
"Lupus"	Lupus Capital plc, a company incorporated in England and Wales under the Act and domiciled in the UK with registered number 2806007
"Lupus Group" or "the Group"	Lupus and its subsidiaries, or any one or more of them as the context requires
"Newco"	Lupus Capital (Jersey) Limited, a company incorporated under the laws of Jersey
"New Debt Facility"	an agreement dated 3 March 2006 for a term loan facility of £35,000,000 and a multicurrency revolving loan facility of £10,000,000
"New Ordinary Shares"	the new ordinary shares of 0.5p each to be issued by Lupus under the Open Offer and Placing
"Non-CREST Application Form"	the application form relating to applications for Open Offer Shares issued to Qualifying non-CREST Holders and enclosed, where applicable, with this document
"Notice"	The notice of the Extraordinary General Meeting of Lupus to be held for the purpose of considering and, if thought fit, passing the Resolutions
"Official List"	the Official List of the UK Listing Authority
"Open Offer"	the conditional invitation made to Qualifying Shareholders to apply to acquire the Open Offer Shares, as described in Part 6 of this document and in the Application Forms
"Open Offer Entitlements"	an entitlement to apply to acquire Open Offer Shares, allocated to a Qualifying Holder pursuant to the Open Offer

"Open Offer Shares"	up to 79,232,095 New Ordinary Shares being made available to Qualifying Shareholders under the Open Offer
"Ordinary Shares"	ordinary shares of 0.5p each in the capital of Lupus
"Overseas Shareholders" or "Overseas Holders"	Shareholders with registered addresses in, or who are citizens, residents or nationals of, jurisdictions outside the UK
"Placing"	the proposed placing of shares in Lupus described in further detail in Part 6 of this document
"Placing Agreement"	the conditional agreement between Lupus and HSBC dated 3 March 2006 in connection with the Placing and Open Offer, further details of which are set out in paragraph 11 of Part 12 of this document
"Placing Shares"	the Firm Placing Shares and the Conditional Placing Shares
"PricewaterhouseCoopers"	PricewaterhouseCoopers LLP, a limited liability partnership registered in England and Wales with registered number OC303525
"Prospectus" or "this document"	this prospectus, prepared in accordance with the Listing Rules and the Prospectus Rules
"Prospectus Rules"	the Prospectus Rules of the Financial Services Authority
"Purchasing Subsidiaries"	Schlegel UK (2006) Limited, Schlegel Acquisition Holdings USA, Inc., Schlegel Australia (2006) Pty Limited and Schlegel Acquisition Holdings Limited, all wholly owned subsidiaries of Lupus
"Qualifying Holders" or "Qualifying Shareholders"	Shareholders whose names appear on the register of members of Lupus on the Record Date
"Record Date"	1 March 2006
"Registrars"	Capita Registrars, the registrars of Lupus
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"Relevant System"	the computer-based system and procedures which enable title to units of a security to be evidenced and transferred without a written instrument and which facilitate supplementary and incidental matters in accordance with the Regulations
"Resolutions"	the ordinary resolutions and special resolutions to be proposed at the EGM
"Resolution 1"	the ordinary resolution to be proposed at the EGM to approve the implementation by Lupus of the Acquisition as set out in the Notice
"Resolution 2"	the ordinary resolution to be proposed at the EGM to increase the authorised share capital of Lupus as set out in the Notice
"Resolution 3"	the ordinary resolution to be proposed at the EGM to authorise the Directors to exercise the powers of Lupus to allot relevant securities as set out in the Notice
"Resolution 4"	the special resolution to be proposed at the EGM to empower the Directors to allot equity securities as if section 89(1) of the Companies Act did not apply to any such allotment as set out in the Notice

"Resolution 5"	the special resolution to be proposed at the EGM to approve Lupus applying for cancellation of the listing of the Existing Ordinary Shares on the Official List and for the Enlarged Share Capital to be listed on AIM
"RNS"	the Regulatory News Service of the London Stock Exchange
"Schlegel"	the Transferred Assets and entire issued share capital of the Transferred Subsidiaries
"Schlegel Acquisition Holdings USA, Inc."	Schlegel Acquisition Holdings USA, Inc., a company incorporated under the laws of Delaware and a wholly owned subsidiary of Lupus
"Schlegel Acquisition Holdings Limited"	Schlegel Acquisition Holdings Limited a company incorporated in England and Wales with registered number 5686572
"Schlegel Australia"	Schlegel Pty, a company incorporated under the laws of Australia
"Schlegel Australia (2006) Pty Limited"	Schlegel Australia (2006) Pty Limited, a company incorporated under the laws of Australia
"Schlegel Belgium"	Schlegel BVBA, a company incorporated under the laws of Belgium
"Schlegel EMI"	the electromagnetic interferences business which is owned by UniPoly and which presently forms the Schlegel Group together with Schlegel
"Schlegel Engineering"	Schlegel UK Engineering Limited, a company incorporated in England and Wales
"Schlegel Germany"	Schlegel GmbH, a company incorporated under the laws of Germany
"Schlegel Italy"	Schlegel SRL, a company incorporated under the laws of Italy
"Schlegel Spain"	Schlegel Taliana SL, a company incorporated under the laws of Spain
"Schlegel UK"	Schlegel Limited, a company incorporated in England and Wales
"Schlegel UK (2006) Limited"	Schlegel UK (2006) Limited, a company incorporated in England and Wales with registered number 5686601
"Schlegel UK Subsidiaries"	Schlegel Italy, Schlegel Spain, Schlegel (UK) Engineering Limited and Schlegel (UK) Limited, or any one or more of them as the context requires
"Schlegel US"	UniPoly Schlegel Holdings, Inc, a company incorporated under the laws of Delaware
"Secretary"	the secretary of Lupus
"Securities Act"	the US Securities Act of 1933, as amended
"Shareholders"	the holders of Ordinary Shares in Lupus
"Share Incentive Arrangements"	the LESOT and the EMI Scheme (including the option agreement between Lupus and Greg Hutchings granted under the EMI Scheme) and the subscription agreement between the Trustees and Lupus
"Shares"	shares in the capital of Lupus

"Statutes"	the Companies Act and every other Act or statutory instrument concerning limited companies and affecting Lupus
"Suspension"	the suspension of trading of the Ordinary Shares on the London Stock Exchange with effect from 7.30 a.m. on 3 February 2006
"Transaction"	the Acquisition, Placing and Open Offer and the Resolutions
"Transferred Assets"	all of Schlegel UK's property and assets related to, or used, or held in connection with the Business as conducted by Schlegel UK on the date of completion of the Acquisition Agreement, real, personal or mixed, tangible and intangible, of every kind and description, wherever located
"Transferred Subsidiaries"	the UniPoly Subsidiaries and Schlegel UK Subsidiaries, or any one or more of them as the context requires
"Trustee"	Walbrook Trustees (Guernsey) Limited
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	generally accepted accounting principles in the UK
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purpose of Part VI of the Financial Services and Markets Act 2000
"Uncertificated Share" or "uncertificated share"	a share or other security which is in an uncertificated form
"UniPoly"	UniPoly Holdings Limited, a company incorporated in England and Wales
"UniPoly Subsidiaries"	Schlegel US, Schlegel Germany, Schlegel Belgium and Schlegel Australia, or any one or more of them as the context requires
"US", "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction
"USE"	unmatched stock event
"US GAAP"	generally accepted accounting principles in the US
"Vendors"	UniPoly and Schlegel UK

Lupus Capital plc

(the "Company")

NOTICE OF EXTRAORDINARY GENERAL MEETING

(Registered in England and Wales – No. 02806007)

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Lupus will be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY at 11.00 a.m. on 29 March 2006 for the purpose of considering and, if thought fit, passing the following resolutions, of which Resolutions 1 to 3 will be proposed as ordinary resolutions and Resolution 4 will be proposed as a special resolution:

ORDINARY RESOLUTIONS

1. THAT, subject to and conditional upon Resolutions 2, 3, 4 and 5 set out in the notice convening this Extraordinary General Meeting having been passed and subject to and conditional upon Admission (as such term is defined in the prospectus of Lupus dated 6 March 2006 (the "Prospectus")) becoming effective, the implementation by Lupus of the Acquisition (as defined in the Prospectus) be approved.

2. THAT the authorised share capital of Lupus be and is hereby increased from £2,500,000 to £4,125,000 by the creation of 325,000,000 ordinary shares of 0.5 pence each in the capital of Lupus

3. THAT, subject to and conditional upon Resolutions 1, 2, 4 and 5 set out in the notice convening this Extraordinary General Meeting having been passed and subject to and conditional upon Admission becoming effective, the Board be and it is hereby generally and unconditionally authorised in substitution for all subsisting authorities, to exercise all powers of Lupus to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985):

   (i) up to an aggregate amount of 378,571,429 Ordinary Shares (£1,892,857.145 nominal value) in connection with the Placing and Open Offer (as such term is defined in the Prospectus);

   (ii) otherwise than pursuant to section (i) above up to an aggregate of 208,732,285 Ordinary Shares (£1,093,661.425 nominal value),

   which authority shall expire on 29 March 2011 (unless previously revoked or varied by Lupus in general meeting) save that Lupus may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTIONS

4. THAT, subject to and conditional upon Resolutions 1, 2, 3 and 5 set out in the notice convening this Extraordinary General Meeting having been passed and subject to and conditional upon Admission becoming effective, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 3 above and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act 1985, as if sub-section (1) of Section 89 of the Companies Act 1985 did not apply to any such allotment, PROVIDED THAT this power shall be limited to the allotment of equity securities:

   (i) in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) and in favour of holders (excluding any holder holding shares as treasury shares) of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities

(subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever);

(ii) in connection with the Placing and the Open Offer; and

(iii) the allotment (otherwise than pursuant to sections (i) and (ii) above) of equity securities up to an aggregate nominal amount of £1,027,112.86;

and shall expire at the conclusion of the Annual General Meeting of Lupus to be held in 2007, save that Lupus may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

5. THAT, subject to and conditional upon Resolutions 1, 2, 3 and 4 set out in the notice convening this Extraordinary General Meeting having been passed, and subject to the Acquisition becoming unconditional (save only for Admission), the Company be authorised to apply for the cancellation of the listing of all of its ordinary share capital on the Official List of the United Kingdom Listing Authority and application be made for the entire share capital of the Company to be admitted to listing on the Alternative Investment Market and to trading on the London Stock Exchange.

Registered office:
Crusader House
145-157 John Street
London
EC1V 4RU

Dated 6 March 2006

By Order of the Board
Secretary

Cavendish Administration Limited
Company Secretary

Notes:

(1) A member entitled to attend and vote at the above-mentioned Extraordinary General Meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of Lupus.

(2) A pre-paid form of proxy is enclosed. To be valid, the Form of Proxy (together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such authority) must be deposited at the offices of Lupus' registrars, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by not later than 11.00 a.m. on 27 March 2006.

(3) Completing and returning the Form of Proxy will not preclude a member from attending in person at the meeting and voting should he wish to do so.

(4) In the case of a corporation, the Form of Proxy must be executed under its common seal or the hand of an officer or attorney duly appointed.

(5) CREST members who wish to appoint a proxy or proxies by utilising the CREST proxy voting service may do so for the Extraordinary General Meeting to be held on 29 March 2006 and any adjournments(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such Instructions, as described in the CREST Manual. The message must be transmitted so as to be received by our Registrars, Capita Registrars, by not later than 48 hours before the time appointed for holding the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications' Host) from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST Members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Lupus may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only those shareholders registered in the register of members of Lupus at 11.00 a.m on 27 March 2006 (or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned Meeting), shall be entitled to attend or to vote at this Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the register of members after 11.00 a.m. on 27 March 2006 (or, in the event that this Meeting is adjourned, 48 hours before the time of any adjourned meeting), shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

Typeset and Printed by **Linkway CCP** L14759

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action to take you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or transferred all of your Existing Ordinary Shares prior to the Record Date, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, the distribution of this document and/or any accompanying documents into a jurisdiction other than the United Kingdom may be restricted by law or regulation and therefore such documents should not be distributed, forwarded to or transmitted in or into the United States, Australia, Canada or Japan, nor in or into any other jurisdiction where the extension or availability of the Placing or the Open Offer would breach any applicable law or regulation.

If you have sold or transferred part of your holding of Existing Ordinary Shares prior to the Record Date, you are advised to consult your stockbroker, bank or other agent through whom the sale or transfer was effected and refer to the instructions regarding split applications set out in the accompanying Application Form, where relevant.

This document is a prospectus in accordance with the Prospectus Rules and pursuant to section 85(5)(b) of the Financial Services and Markets Act 2000 (as amended) has been drawn up in accordance with the Prospectus Rules and the AIM Rules. This document has been approved by the FSA and a copy of it has been delivered for filing to the FSA as required by the Prospectus Rules.

Application will be made to the London Stock Exchange for the Enlarged Share Capital to be admitted to trading on AIM. It is expected that Admission will become effective and dealings for normal settlement in the Enlarged Share Capital will commence on 20 April 2007. The Enlarged Share Capital will not be dealt in, or on, any other recognised investment exchange and no other such application will be made.

AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. London Stock Exchange plc has not itself examined or approved the contents of this document.

Lupus Capital and the Directors of Lupus Capital, whose names and functions appear on page 19, accept responsibility for the information contained in this document. To the best of the knowledge of Lupus Capital and the Directors of Lupus Capital (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts, and contains no omission likely to affect its import.

The whole of this document should be read. In particular, your attention is drawn to the section headed Risk Factors in Part 2 of this document.

Lupus Capital plc

(Incorporated and registered in England and Wales with registered number 02806007)

Proposed acquisition of Laird Security Systems

Proposed Firm Placing and Open Offer of 755,555,556 New Ordinary Shares at 18 pence per New Ordinary Share

Admission of the Enlarged Share Capital to trading on AIM

Notice of Extraordinary General Meeting

Sponsor, Nominated Adviser and Broker

HSBC Bank plc

The New Ordinary Shares will rank in full for all dividends and other distributions declared on the ordinary share capital of Lupus Capital after their date of issue and will rank *pari passu* in all respects with all other Ordinary Shares in issue on Admission. However, the New Ordinary Shares will not be entitled to receive the final dividend for the year ended 31 December 2006 announced on 2 March 2007, nor the Special Interim Dividend.

A notice convening an Extraordinary General Meeting of Lupus Capital to be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, at 10.30 a.m. on 19 April 2007 is set out at the end of this document. The enclosed Form of Proxy for use at the Extraordinary General Meeting should be completed and returned to Capita Registrars, Proxy Processing Centre, Telford Road, Bicester, OX26 4LD or by hand to The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible and to be valid must arrive not later than 48 hours before the time fixed for the Extraordinary General Meeting. Completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person at the Extraordinary General Meeting should they so wish.

The latest time and date for acceptance and payment in full under the Open Offer is 11.00 a.m. on 18 April 2007. The procedure for application and payment is set out in paragraph 3 of Part 6 of this document and where relevant, the accompanying Application Form.

HSBC, which is authorised and regulated in the United Kingdom by the FSA, is acting as Lupus Capital's nominated adviser in connection with the matters set out in this document. HSBC's responsibilities in its role as Lupus Capital's nominated adviser under the AIM Rules are owed solely to the London Stock Exchange and are not owed to Lupus Capital or to any Director or to any other person in respect of his or its decision to acquire shares in Lupus Capital in reliance on any part of this document. No representation or warranty, express or implied, is made by HSBC as to any of the contents of this document in connection with the proposed Placing and Open Offer. HSBC is acting exclusively for Lupus Capital and for no one else in relation to the Acquisition and the Placing and Open Offer and will not be responsible to anyone other than Lupus Capital for providing the protections afforded to clients of HSBC nor for giving advice in relation to the Acquisition and the Placing and Open Offer or any other matter referred to in this document.

The Ordinary Shares have not been, and will not be, registered under the Securities Act or under the securities laws of any State of the United States. The relevant clearances have not been, and will not be, obtained from the Securities Commission of any province or territory of Canada. No document in relation to the Transaction has been, or will be, lodged with, or registered by the Australian Securities and Investment Commission, and no registration has been, or will be, filed with the Japanese Ministry of Finance in relation to the Transaction, the Existing Ordinary Shares or the New Ordinary Shares. Accordingly, subject to certain exceptions, the New Ordinary Shares may not be offered, sold or transferred in the United States, Canada, Australia or Japan.

This document does not constitute an offer to sell or a solicitation of any offer to buy the New Ordinary Shares in the United States unless an exemption from the registration requirements of the Securities Act and applicable State securities laws is available. This document does not constitute an offer to sell or a solicitation of any offer to buy the New Ordinary Shares in Canada, Australia or Japan or any jurisdiction in which it would not be permissible to make an offer of the New Ordinary Shares.

It is the responsibility of any person receiving a copy of this document outside the United Kingdom to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant territory in connection therewith, including obtaining any governmental or other consents which may be required or observing any other formalities required to be observed in such territory and paying any other issue, transfer or other taxes due in such other territory.

Persons (including,without limitation, nominees and trustees) receiving this document should not, in connection with the Transaction, distribute or send it into any jurisdiction when to do so would, or might contravene local securities laws or regulations. Any person who does forward this document into any such jurisdictions should draw the recipient's attention to the contents of paragraph 7 of Part 6 of this document.

This document includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding Lupus Capital's financial position, business strategy, plans and objectives of management for future operations and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Lupus Capital's control that could cause the actual results, performance or achievements of Lupus Capital to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Lupus Capital's present and future business strategies and the environment in which Lupus Capital will operate in the future. Among the important factors that could cause Lupus Capital's actual results, performance or achievements to differ materially from those in forward-looking statements are those factors in the section entitled "Risk Factors" and elsewhere in this document. These forward-looking statements speak only as at the date of this document. Lupus Capital expressly disclaims any obligation or undertaking to disseminate any updates or revisions in relation to any forward-looking statements contained herein to reflect any change in Lupus Capital's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, save as required by FSMA, the Prospectus Rules, the Disclosure and Transparency Rules and the AIM Rules. As a result of these factors, the events described in the forward-looking statements in this document may not occur.

CONTENTS

PART 1

SUMMARY

Any investment decision relating to the Placing and Open Offer should be based on consideration of this document as a whole. This summary should be read as an introduction to this Prospectus only. Where a claim relating to the information contained in this document is brought before a court where English is not the language in which proceedings are conducted, a plaintiff investor might, under the national legislation of the EEA States, have to bear the costs of translating this document before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary, including any translation to this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this document.

1. INTRODUCTION

It was announced on 19 March 2007 that Lupus Capital intends to acquire Laird Security Systems for approximately £242.5 million in cash. Appoximately £230 million of the consideration will be payable on completion of the Acquisition with a further £12.5 million deferred and payable 12 months after completion. The cash consideration payable in relation to the Acquisition will be funded through the Placing and Open Offer and the New Debt Facility.

For the year ended 31 December 2006, Laird Security Systems had sales of £237.7 million and generated operating profit after divisional management costs and before management charges, exceptional items and amortisation of acquired intangible assets of £31.6 million.

The Acquisition is conditional, *inter alia*, on Resolutions being passed by Lupus Capital Shareholders at the EGM, the waiting period under the US Hart-Scott-Rodino Anti-Trust Improvements Act having expired or been earlier terminated and approval of the transaction by the shareholders of The Laird Group PLC.

The Acquisition is categorised as a reverse take-over for Lupus Capital under the AIM Rules for Companies and as such requires the consent of the Existing Shareholders to be sought under Resolution 1 (as set out in the Notice of EGM) at the EGM to be held on 19 April 2007 at 10.30 a.m. at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

2. BACKGROUND TO AND REASONS FOR THE TRANSACTION

The Directors of Lupus Capital believe that Laird Security Systems is a profitable and highly cash generative business with an international manufacturing capability that makes good margins and operates in a sector that the Lupus Capital management team know well. Laird Security Systems owns a number of brands recognised throughout the industry and the business has good market shares in its key markets.

Laird Security Systems represents a very strong fit with Lupus Capital's strategy of acquiring asset based, positive cash flow companies operating in industrial manufacturing, processes or services. The acquisition of Laird Security Systems will provide a number of operational benefits which are expected to create sustainable value for Lupus Capital shareholders:

- The acquisition gives Lupus Capital a good position in thè building products sector where long term trends towards higher standards of manufacture and build, increased emphasis on personal security, and more stringent thermal efficiency standards are each expected to underpin secular demand.
- Laird Security Systems complements Lupus Capital's existing Schlegel Building Products business and offers the potential for selling Laird Security Systems' products through Schlegel Building Products' extensive international distribution network.

- Laird Security Systems's Chinese manufacturing subsidiary and developed Far East sourcing network, allied to Schlegel Building Products' existing arrangements, will help access sourcing from cost efficient locations for both Laird Security Systems and Schlegel Building Products.

- Laird Security Systems has demonstrated a consistent track record of sales and cash generation over the past three years. The business operates in the US and UK markets which are both profitable and have long term growth characteristics.

Lupus Capital will look to use Laird Security Systems as a platform for growth and will work with the management of Laird Security Systems to drive operational improvements through the business, to pursue organic growth opportunities and to make add-on acquisitions where they will add value.

3. SUMMARY OF THE TERMS OF THE ACQUISITION

The Acquisition Agreement is dated 19 March 2007, and is made between The Laird Group PLC, Laird Overseas Holdings Limited (the "Seller"), Amesbury Acquisition Holdings, Inc., Jasper Acquisition Holdings Limited (together "the Buyers") and Lupus Capital plc. The Buyers are wholly owned subsidiaries of Lupus Capital. The purchase price is approximately £242.5 million in cash with approximately £230 million of the consideration payable on Completion and a further £12.5 million deferred and payable 12 months after Completion.

The Acquisition Agreement is conditional upon the satisfaction of the following conditions:

(A) the readmission to trading of the Enlarged Share Capital of Lupus Capital on AIM following the cancellation of such listing pursuant to Rule 14 of the AIM Rules for Companies;

(B) the passing at an Extraordinary General Meeting of Lupus Capital of any resolution or resolutions required to approve the acquisition of Laird Security Systems;

(C) the passing at an Extraordinary General Meeting of The Laird Group PLC of any resolution or resolutions required to approve the disposal of Laird Security Systems (this is because the disposal of Laird Security Systems is, under the Listing Rules, a Class 1 transaction for The Laird Group PLC);

(D) the waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act having expired or been earlier terminated;

(E) The Laird Group PLC having carried out certain pre-completion intra-group transactions such that Laird Security Systems can be disposed of as agreed between the parties; and

(F) The Laird Group PLC having given the requisite notice to novate or prepay certain loan stock issued by Laird Inc.

The Acquisition is expected to complete shortly after the EGM, if all of the above conditions are met.

4. FINANCIAL EFFECTS OF THE TRANSACTION

The Acquisition will have a transforming impact on the financial position of Lupus Capital. The Directors believe that, taking into account the impact of the Placing and Open Offer, the Acquisition would have been earnings enhancing for the Enlarged Group had it occured at the beginning of the 2006 financial year. This statement should not be interpreted to mean that future earnings of the Enlarged Group will necessarily match or exceed the Group's historical published earnings.

Instead of receiving cash as consideration for the issue of the New Ordinary Shares, at the conclusion of the Placing and Open Offer Lupus Capital will issue the New Ordinary Shares in consideration for the transfer to it by HSBC of certain issued ordinary and the entire issued redeemable preference share capital of Newco which will result in Lupus Capital owning the

entire issued share capital of Newco whose only assets will be its cash reserves. Lupus Capital will be able to utilise this amount by redeeming the redeemable preference shares it holds in Newco and, during any interim period prior to redemption, by procuring that Newco lends the amount to Lupus Capital. The structure of the Placing and Open Offer is expected to have the effect of creating distributable reserves equal to the net proceeds of the Placing and Open Offer less the par value of the New Ordinary Shares issued by Lupus Capital. It should be possible for Lupus Capital to declare dividends from these reserves in the future, provided that Lupus Capital has sufficient cash resources to fund such dividends, the distributable reserves have not otherwise been reduced, and the Directors consider it appropriate to declare such dividends.

The proceeds of the Placing and Open Offer, less expenses, will be deposited in the name of Lupus Capital into the Deposit Account until such time as the Acquisition does become unconditional and shall then be applied to the Acquisition. In the event that the Acquisition does not become unconditional before 30 September 2007, the monies in the Deposit Account shall not be released from the Deposit Account until (i) Lupus Capital has consulted its shareholders as to the most appropriate use of such monies and (ii) Lupus Capital has consulted HSBC.

In the event that the Acquisition fails to complete, Lupus Capital will consult with shareholders and HSBC as to the most appropriate use of the monies raised pursuant to the Placing and Open Offer.

Part 9 sets out the effects of the Transaction on Lupus Capital's assets and liabilities as if the Transaction had occurred at the time of the last balance sheet date.

5. FINANCING THE ACQUISITION

Lupus Capital announced today that it has conditionally raised approximately £136 million by way of the Placing subject to clawback in respect of Conditional Placing Shares acquired by Existing Shareholders pursuant to the Open Offer. Lupus Capital will use the New Debt Facility and the net funds of the Placing and Open Offer to finance the Acquisition. The Placing and Open Offer have been underwritten by HSBC.

6. SUMMARY OF THE TERMS OF THE PLACING AND OPEN OFFER

Lupus Capital is proposing to raise up to approximately £136 million in total pursuant to the Placing and Open Offer at the Issue Price of 18 pence per New Ordinary Share.

The Placing Shares have been conditionally placed at the Issue Price with institutional and certain other investors pursuant to the Placing. The Conditional Placing Shares have been placed subject to clawback in respect of Open Offer Shares acquired by Existing Shareholders.

Qualifying Holders are being given the opportunity under the Open Offer to acquire up to 221,269,641 Open Offer Shares in total at the Issue Price *pro rata* to their holdings of Existing Ordinary Shares on the basis of 4 Open Offer Share for every 10 Existing Ordinary Shares held as at the Record Date and so in proportion for any other number of Existing Ordinary Shares then held. Qualifying Holders may also acquire additional Open Offer Shares under the Excess Application Facility.

The LESOT, which holds 10.3 per cent. of the Existing Ordinary Shares, has waived its Basic Entitlement under the Open Offer amounting to 25,354,270 New Ordinary Shares. These shares have been placed by HSBC as part of the Firm Placing of 534,285,915 New Ordinary Shares. This reduces the number of Open Offer Shares from 246,623,911 to 221,269,641 New Ordinary Shares.

7. SUMMARY FINANCIAL INFORMATION

Investors should read the whole of this document and not rely solely on the summary financial information below.

7.1 *Summary historical financial information on Lupus Capital*

	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Revenue	62,940	7,479	6,607
Operating profit/(loss)	9,438	3,086	(5,077)
Profit/(loss) before taxation	7,905	3,176	(5,050)
Total assets	132,226	17,814	16,040
Total liabilities	(62,245)	(1,936)	(1,372)
Net assets	69,981	15,878	14,668

7.2 *Summary historical financial information on Laird Security Systems*

	2006	*2005*	*2004*
	£m	*£m*	*£m*
Revenue	237.7	230.9	202.7
Operating profit before amortisation of acquired intangible assets, exceptional items, management charges, write down of investments and dividends received	32.9	33.2	31.6
Profit before tax from continuing operations	26.6	31.3	38.1
Total assets	581.9	525.6	461.3
Total liabilities	378.5	313.1	278.3
Surplus on invested capital	203.4	212.5	183.0

Operating profit after divisional management costs and before management charges exceptional items and amortisation of acquired intangible assets was £31.6 million in 2006 (2005: £31.7 million).

8. DIVIDENDS

The Placing Shares and the Open Offer Shares will, following allotment and issue, rank *pari passu* in all respects with the Existing Ordinary Shares and will rank in full for all dividends and other distributions declared in respect of the ordinary share capital of Lupus Capital. However, the New Ordinary Shares will not be entitled to receive the final dividend for the year ended 31 December 2006 announced on 2 March 2007, nor the Special Interim Dividend.

Lupus Capital has announced its intention to pay a special interim dividend for Existing Shareholders of 0.15 pence per Ordinary Share to Shareholders on the register the day before the EGM. This special interim dividend will be paid to Shareholders on 23 April 2007. Lupus Capital expects, in the absence of unforeseen circumstances, to declare dividends (including the special interim dividend) for the financial year ending 31 December 2007 totalling 0.54 pence. This is equivalent to a dividend yield of 3 per cent. at the Issue Price. It is the intention of the Board to maintain a progressive dividend policy in the future.

9. RISK FACTORS

Investors should consider carefully the risks and uncertainties outlined in this document. These risks and uncertainties are not the only ones facing the Enlarged Group. If any or a combination of these risks actually occurs, the price of the Ordinary Shares could decline and investors may lose all or part of their investment.

9.1 *Risk Factors Specific to the Enlarged Group*

- The Enlarged Group may face significant competition both actual and potential, including competition from global competitors which have large capital resources in the provision of similar goods and services to those which will be provided by the Enlarged Group.
- The overall growth and demand for the Enlarged Group's products is dependent on a number of factors including the general economic climate, market conditions and consumer confidence.
- The Enlarged Group is subject to political, economic and regulatory factors in the various countries in which it operates (particularly in China), any of which could impact on its operating or financial results.
- Intellectual property rights may be difficult to protect and the Enlarged Group may unknowingly infringe the intellectual property rights of others.
- The loss of any major customer may impact on the Enlarged Group's future profitability.
- The Acquisition is dependent on the waiting period applicable to the Acquisition under the US Hart-Scott-Rodino Anti-Trust Improvements Act having expired or been earlier terminated.
- Any difficulties in integrating Laird Security Systems into the Lupus Capital Group and realising the benefits expected from the integration could impact on the Enlarged Group's future profitability.
- The proceeds of the Placing and Open Offer may not be applied towards the Acquisition.
- The loss of the services of the executive Directors, members of senior management and other key employees could damage the Enlarged Group's business.
- If the Enlarged Group cannot successfully identify, acquire, integrate and develop targets for expansion of its business, it could impact its ability to establish itself in new markets and geographies and/or to expand its product offerings.
- Acquisitions by the Enlarged Group may involve the use of significant amounts of cash, dilutive issues of equity securities and the incurrence of debt, each of which could materially and adversely affect its business, results of operations, financial condition and/or the market price of ordinary shares.
- Vendors of companies or businesses that Lupus Capital wishes to purchase in the future may not be prepared to accept shares traded on AIM or may not be prepared to accept Ordinary Shares at the quoted market price.
- The Enlarged Group's failure to meet any growth or development challenges could have a material adverse impact on its results of operations.
- The Enlarged Group is exposed to increases in the price of commodities and raw materials and supply chain failure.

- Any change in Lupus Capital's tax status or in taxation legislation or accounting practice could affect Lupus Capital's liability to provide returns to its Shareholders or alter the post-tax returns of its Shareholders.
- In the event of any environmental incident, the resulting liabilities could have an adverse impact on the Enlarged Group.
- The inability of Lupus Capital's subsidiaries to pay dividends so that Lupus Capital can meet its cash requirements could have a material adverse effect on its business and its ability to pay dividends.
- The market price of Ordinary Shares may fluctuate significantly. In addition, any future share offerings may adversely affect the market price of outstanding Ordinary Shares.

9.2 ***General Risk Factors***

- The value of Ordinary Shares and income therefrom may fluctuate significantly.
- Any equity financing for Lupus Capital may be dilutive to Shareholders, and debt financing, if available, may involve restrictions on financing and operating activities.
- An investment in securities traded on AIM is perceived to have a higher risk than those listed on the Official List.
- The Enlarged Group is exposed to the risk arising from movements in foreign exchange.
- The Enlarged Group will be exposed to additional risks related to operating in foreign countries.
- If the Transaction does not proceed, Lupus Capital will have incurred costs which will need to be paid in any event. In addition, Lupus Capital may not be able to identify and acquire alternative suitable targets for expansion of its business.

10. INFORMATION ON LAIRD SECURITY SYSTEMS

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency and enhance protection and security, for homes and buildings within the UK and US residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, uPVC products and window seals.

In recent years, the product range has been broadened and the business is being repositioned towards the higher growth segments of its markets. Laird Security Systems sources an increasing proportion of its hardware products from its well established supply base in China, both from its own manufacturing facilities and from its partner suppliers.

11. INFORMATION ON LUPUS CAPITAL

Lupus Capital is a holding company whose shares are traded on AIM. Lupus Capital has a declared strategy:

- to build shareholder value through the acquisition of industrial assets with the potential for development;
- to apply the executive team's management skills and systems to improve profitability; and
- to use a variety of funding mechanics and exit strategies to enhance shareholder value.

Lupus Capital owns two operating businesses, Schlegel Building Products, an international manufacturer of window seals and related building products and Gall Thomson, which is a supplier of marine and industrial breakaway couplings.

12. ADDITIONAL INFORMATION

12.1 *Share capital*

Following the Placing and Open Offer, the issued share capital of Lupus Capital will be £6,860,576.67 divided into 1,372,115,334 Ordinary Shares.

Following Admission the rights attaching to the New Ordinary Shares will be identical to the rights attaching to the Existing Ordinary Shares. However, the New Ordinary Shares will not be entitled to receive the final dividend for the year ended 31 December 2006 announced on 2 March 2007, nor the Special Interim Dividend.

12.2 *Major Shareholders*

As far as is known to Lupus Capital by virtue of the notifications made to it pursuant to Part VI of FSMA and the FSA's Disclosure or Transparency Rules (or section 198 of the Act, which was repealed with effect from 20 January 2006), the only substantial Shareholders who, directly or indirectly, are interested in three per cent. or more of the Existing Ordinary Shares as at 23 March 2007 (being the latest practicable day prior to the publication of this document) are Greg Hutchings and those Shareholders listed in paragraph 9.1 of Part 12.

The Directors are not aware (i) of any persons who, directly or indirectly, jointly or severally, exercise or could exercise control over Lupus Capital, nor (ii) of any arrangements the operation of which may at a subsequent date result in a change of control of Lupus Capital.

12.3 *Working capital statement*

Lupus Capital is of the opinion that, having regard to the existing facilities available to the Group, the Group has sufficient working capital for its present requirements, that is for at least the next 12 months following the date of this document.

Lupus Capital is of the opinion that, having regard to the existing facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for its present requirements, that is for at least the next 12 months following the date of this document.

12.4 *Significant changes*

There have been no significant changes in the financial or trading position of the Lupus Capital Group since 31 December 2006.

There have been no significant changes in the financial or trading position of Laird Security Systems since 31 December 2006.

12.5 *Documents on display*

Copies of various documents will be available for inspection free of charge at the registered office of Lupus Capital and the offices of Slaughter and May during usual business hours on any weekday (Saturdays and public holidays excepted) up to and including the date of Admission.

PART 2

RISK FACTORS

A. RISK FACTORS SPECIFIC TO THE ENLARGED GROUP

1. THE ENLARGED GROUP'S INDUSTRY IS HIGHLY COMPETITIVE

The Enlarged Group may face significant competition, both actual and potential, including competition from global competitors which have large capital resources, in the provision of similar goods and services to those which will be provided by the Enlarged Group. Competition in the industry is based upon: range and quality of services offered, geographical reach, reputation and client relationships. The Directors believe that, in view of its range of services, geographical spread, strategic focus and reputation, the Enlarged Group can compete effectively with its competitors, but there is no assurance that the Enlarged Group will be able to compete successfully in such a market place.

2. OVERALL GROWTH AND DEMAND FOR PRODUCTS

The overall growth and demand for products sold into the Enlarged Group's markets is influenced by the level of customers' commercial activity, which in turn is affected by the general economic climate, market conditions and consumer confidence generally. This demand can be unpredictable and the Enlarged Group at times has a low visibility of future orders from its customers. Growth in the demand for such products is dependent on a number of factors including the macroeconomic environment, the rate of change in the regulatory environment and in industry consolidation, the adoption of new technologies and customer spending patterns.

During any economic downturn, customers are liable to cancel, reduce or postpone anticipated orders. Any downturn may also lead customers and competitors to apply pressure to prices and this pressure can lead to lasting changes in terms of pricing policies, delivery capabilities and market expectations. Any period of economic downturn could lead to some or all of these consequences which in turn could have a material adverse impact on the results of operations and business of the Enlarged Group. Any continued slowdown in the US residential construction market could adversely affect the demand for the Enlarged Group's products. While the Enlarged Group does have certain businesses that are not highly correlated with new residential construction in the US, it is not certain that the revenue and income from these businesses would mitigate any decline in the Enlarged Group's results due to the weakening of residential housing activity in the US.

3. THE ENLARGED GROUP IS SUBJECT TO POLITICAL, ECONOMIC AND REGULATORY FACTORS IN THE VARIOUS COUNTRIES IN WHICH IT OPERATES, ANY OF WHICH COULD IMPACT ON ITS OPERATING OR FINANCIAL RESULTS

Changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, composition or changes in taxation or other governmental policies in the countries in which the Enlarged Group conducts business could limit its operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit the Enlarged Group's ability to enforce its rights.

The Enlarged Group will have sourcing operations in Asia. Laird Security Systems, in particular, has manufacturing operations in Ningbo, China as well as sourcing operations from third party suppliers in China. The Enlarged Group expects that sales to emerging markets will be an increasing portion of total sales as its customers target those markets.

Having manufacturing operations in China does involve certain risks for the Enlarged Group. The economy of China differs from the economies of most developed countries in many respects, including:

- government involvement;
- level of development;
- growth rate;
- control of foreign exchange; and
- allocation of resources.

While China's economy has experienced significant growth in the past 20 years, such growth has been concentrated in certain geographic areas and economic sectors. The People's Republic of China ("PRC") government has implemented various measures to encourage economic growth and to allocate resources. Some of these measures benefit China's overall economy, but may also have a negative effect on the Enlarged Group's presence in China.

The PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any changes in the economic and social conditions in China, in the policies of the PRC government or in the laws and regulations of China, could affect China's overall economic growth. Such developments could have a material adverse effect on the Enlarged Group's operations in China.

4. INTELLECTUAL PROPERTY RIGHTS MAY BE DIFFICULT TO PROTECT AND THE ENLARGED GROUP MAY UNKNOWINGLY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS

While the Enlarged Group has been granted a number of patents and other patent applications are currently pending, there can be no assurance that any of these patents will not be challenged, invalidated or circumvented, or that any rights granted under these patents will in fact provide competitive advantages to the Enlarged Group.

The Enlarged Group utilises a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect its intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. Moreover, the Enlarged Group may not be able to detect unauthorised use or take appropriate and timely steps to establish and enforce its proprietary rights. Existing laws of some countries in which the Enlarged Group conducts business may offer only limited protection of the Enlarged Group's intellectual property rights, if at all. Failure of the courts and, or administrative agencies in the PRC to enforce the Enlarged Group's intellectual property rights effectively may have a material adverse effect on the Enlarged Group.

Third parties have asserted, and, in the future may assert, claims against the Enlarged Group alleging that the Enlarged Group infringes their intellectual property rights. Defending such claims may be expensive, time consuming and divert the efforts of management and/or technical personnel. As a result of litigation, the Enlarged Group could be required to pay damages and other compensation, develop non-infringing products or technology or enter into royalty or licensing agreements. However, the Enlarged Group cannot be certain that any such licences, if available at all, will be available to the Enlarged Group on commercially reasonable terms.

5. LOSS OF MAJOR CUSTOMERS

The success of the Enlarged Group will, to some extent, be dependent on the continuation of satisfactory commercial relationships with the major customers of the Enlarged Group. There can be no guarantee that these relationships will continue satisfactorily in the future.

6. REGULATORY APPROVAL

The Acquisition is conditional upon all filings having been made and all the waiting periods having expired or been earlier terminated in relation to the Acquisition pursuant to the US Hart-Scott-Rodino Anti-Trust Improvement Act, and there can be no assurance that such condition will be satisfied and completion of the Acquisition will be achieved.

7. PROCEEDS OF OFFER AND NON-COMPLETION

The proceeds of the Placing and Open Offer, less expenses, will be deposited in the name of Lupus Capital into the Deposit Account until such time as the Acquisition does become unconditional and shall then be applied to the Acquisition. In the event that the Acquisition does not become unconditional before 30 September 2007, the monies in the Deposit Account shall not be released from the Deposit Account until (i) Lupus Capital has consulted its shareholders as to the most appropriate use of such monies and (b) Lupus Capital has consulted HSBC. Therefore, there is a risk that the proceeds of the Placing and Open Offer would not be applied towards the Acquisition.

8. INTEGRATION OF LAIRD SECURITY SYSTEMS INTO THE LUPUS CAPITAL GROUP

There can be no assurance that Lupus Capital will be able to integrate Laird Security Systems into the Lupus Capital Group and realise the benefits expected from the Acquisition successfully. The integration of Laird Security Systems will require the dedication of management resources that may temporarily distract management's attention from the day-to-day business of the Enlarged Group. The difficulties of the integration of Laird Security Systems may also be increased by the geographical separation of the Laird Security Systems businesses and employees.

9. DEPENDENCE ON KEY EXECUTIVES AND PERSONNEL

The Enlarged Group's future success is substantially dependent on the continued services and performance of its executive Directors and senior management and its ability to continue to attract and retain highly skilled and qualified personnel. Although measures are in place and are under review to reward and retain key individuals and to protect the Enlarged Group from the impact of staff turnover, the Directors cannot give assurances that members of the senior management team and the executive Directors will continue to remain with the Enlarged Group. The loss of the services of the executive Directors, members of senior management and other key employees could damage the Enlarged Group's business.

10. GROWTH AND EXPANSION RISKS

10.1 *Availability of suitable acquisition targets*

The Enlarged Group may not be able to identify and acquire suitable targets for expansion of its business. If the Enlarged Group cannot successfully identify, acquire, integrate and develop targets for expansion of its business, it could impact the Enlarged Group's ability to establish itself in new markets and geographies and/or to expand its product offerings. This could have a material adverse effect on the Enlarged Group's business and profitability. In addition, the Enlarged Group may not be able to make acquisitions on suitable terms, which may limit the potential for creation of shareholder value.

10.2 *Risk of potential future acquisitions*

In the future, as part of its growth strategy, the Enlarged Group may acquire other companies or businesses. Acquisitions by the Enlarged Group may involve the use of

significant amounts of cash, dilutive issues of equity securities and the incurrence of debt, each of which could materially and adversely affect the Enlarged Group's business, results of operations, financial condition and/or the market price of Ordinary Shares. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations of any acquired business or company, the diversion of management's attention from other business concerns and the inheritance of liabilities. While Lupus Capital has made no other commitments or agreements with respect to any acquisition, if such an acquisition does occur there can be no assurance that the Enlarged Group's business, results of operations or financial condition would not be materially and adversely affected thereby.

10.3 ***Acceptability of Ordinary Shares as consideration***

Although Lupus Capital may wish to issue Ordinary Shares to satisfy all or part of any consideration payable on future acquisitions, vendors of suitable companies or businesses may not be prepared to accept shares traded on AIM or may not be prepared to accept Ordinary Shares at the quoted market price.

10.4 ***Management of growth and development***

If the Enlarged Group is to meet its strategic goals, it is likely to experience rapid growth. To manage this growth, the Enlarged Group is likely to have to expand its management and financial controls, which may strain its management and operational resources. The Enlarged Group's expansion of its management and financial controls are likely to result in the incurring of additional costs, although the precise amount of such costs is not readily quantifiable at present. The Enlarged Group's failure to meet any growth or development challenges could have a material adverse effect on its results of operations.

11. EXPOSURE TO INCREASES IN THE PRICE OF COMMODITIES AND RAW MATERIALS AND SUPPLY CHAIN FAILURE

The raw materials used in the Enlarged Group's businesses include commodities that experience price volatility (such as oil derivatives, steel, aluminum and zinc) caused by changes in supply and demand, commodity market fluctuations and changes in governmental attitudes. Competing manufacturers can be affected differently by these factors. If the Enlarged Group is unable to implement measures to mitigate increased costs relating to increases in commodity and raw material prices, or to increase the price of its products to customers, its operating profits might be materially adversely affected.

The Enlarged Group's ability to deliver according to market demands depends in large part on obtaining timely and adequate supplies of components and raw materials on competitive terms. Failure by any of the Enlarged Group's suppliers could interrupt its product supply, and would significantly limit the Enlarged Group's sales and increase its costs. If the Enlarged Group fails to anticipate customer demand properly, an over or undersupply of raw materials components and production capacity could occur. In addition, a particular component may be available only from a limited number of suppliers.

Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect the Enlarged Group's ability to deliver its products and solutions on a timely basis. Despite the Enlarged Group's efforts to select its suppliers and manage supplier relationships, a component supplier may fail to meet the Enlarged Group's supplier requirements, such as, most notably, the Enlarged Group's and its customers' product quality, safety and other corresponding standards. Moreover, a supplier may experience delays or disruption to its manufacturing, or experience financial difficulties. Any of these events could delay the successful delivery of products and solutions, which meet the Enlarged Group's and its customers' quality, safety and other corresponding requirements, or otherwise adversely affect the Enlarged Group's sales and results of operations. Also, the Enlarged

Group's reputation and brand value may be affected due to real or merely alleged failure in its products and solutions.

12. TAXATION RISKS

Any change in Lupus Capital's tax status or in taxation legislation or accounting practice could affect Lupus Capital's ability to provide returns to its Shareholders or alter the post-tax returns to its Shareholders.

Any change in the taxation legislation or accounting practice relating to employee benefit trusts and employee management incentive schemes could affect the effectiveness of the Share Incentive Arrangements.

Lupus Capital cannot guarantee that its shares will continue to trade on AIM, rather than on a "recognised stock exchange" such as the London Stock Exchange, or that it will not in future have other securities in issue which trade on such an exchange. In addition, a change in taxation legislation could affect the tax regime that currently applies in respect of shares admitted to trading on AIM.

13. ENVIRONMENTAL

The Enlarged Group will be subject to environmental and safety laws and regulations, including those relating to the use of, disposal of, clean up of, and human exposure to, hazardous materials. The cost of compliance with these and similar future regulations, could be substantial. The Enlarged Group's operating businesses use hazardous materials as part of their manufacturing processes. The risk of accidental contamination or injury from such materials cannot be eliminated. In the event of such an incident, the resulting liabilities could have an adverse impact on the Enlarged Group.

14. DIVIDENDS

Lupus Capital is a holding company and will not conduct business of its own. Dividends from direct and indirect subsidiaries are expected to be Lupus Capital's sole source of funds to pay expenses and dividends, if any. The inability of Lupus Capital's direct and indirect subsidiaries to pay dividends in an amount sufficient to enable Lupus Capital to meet its cash requirements at the holding company level could have a material adverse effect on its business and its ability to pay dividends.

15. PLACING AND OPEN OFFER

15.1 *Fluctuations in Market Price*

Following Admission, the market price of Ordinary Shares could be subject to significant fluctuations due to a change in sentiment in the stock market regarding the Ordinary Shares or securities similar to them or in response to various facts and events, including any regulatory changes affecting the Enlarged Group's operations, variation in the Enlarged Group's half yearly or yearly operating results and business developments of the Enlarged Group or its competitors. The market price of Ordinary Shares could decline significantly at any time as a result of any issue of further Ordinary Shares by Lupus Capital, or by any sales of Ordinary Shares by certain Shareholders, or the expectation or belief that issues or sales of such shares may occur. Further, the trading price of the Ordinary Shares may be subject to wide fluctuations in response to many factors, including those referred to in this Part 2, as well as variations in the operating results of the Enlarged Group, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, stock market fluctuations and general economic conditions or changes in political sentiment, each of which may adversely affect the market price of Ordinary Shares, regardless of the Enlarged Group's actual performance or conditions in its key markets.

15.2 ***Possible future share offerings***

Lupus Capital may offer additional shares in the future, which may adversely affect the market price of the outstanding Ordinary Shares. Lupus Capital has no current plans for a subsequent offering of its shares or of rights or invitations to subscribe for shares. However, it is possible that Lupus Capital may decide to offer additional shares in the future. An additional offering of shares by Lupus Capital, significant sales of shares by major Shareholders or the public perception that an offering may occur, could have an adverse effect on the market price of Lupus Capital's outstanding Ordinary Shares.

B. GENERAL RISK FACTORS

16. INVESTMENT RISKS

The price at which investors may realise their holding of Ordinary Shares and the timing of any disposal of them may be influenced by various factors, some of which are specific to the Enlarged Group and others of which are extraneous. These factors could include the performance of the Enlarged Group's operations, large purchases or sales of shares in the Enlarged Group, liquidity or absence of liquidity in the Ordinary Shares, legislative or regulatory changes relating to the businesses of the Enlarged Group and general economic conditions. The value of Ordinary Shares and income therefrom may fluctuate significantly. There can be no assurance that an investor will recover the amount originally invested in Lupus Capital.

17. FUTURE FUNDRAISINGS

Whilst the Directors have no current plans for raising additional capital following Admission and are of the opinion that the working capital available to the Group is, taking into account the existing facilities available to the Group, sufficient for its present requirements, it is possible that Lupus Capital may need to raise extra capital in the future in order to develop the Group's business following the expiry of the period as set out in paragraph 15 of Part 12. Any additional equity financing may be dilutive to Shareholders, and debt financing, if available, may involve restrictions on financing and operating activities. If Lupus Capital is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

18. SECURITIES TRADED ON AIM

The Ordinary Shares are traded on AIM. An investment in securities traded on AIM is perceived to involve a higher risk than those listed on the Official List. The market price of the Ordinary Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of Lupus Capital, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, general economic conditions, overall market or sector sentiment, political or regulatory conditions, legislative changes in Lupus Capital's sector, and other events and factors outside of Lupus Capital's control. Stock markets have from time to time experienced severe price and volume fluctuations, a recurrence of which could adversely affect the market price of the Ordinary Shares. Prospective investors should be aware that the value of the Ordinary Shares could go down as well as up, and investors may therefore not recover their original investment especially as the market in Ordinary Shares may have limited liquidity. The fact that the Ordinary Shares are admitted to AIM should not be taken as implying that there will be a liquid market for the Ordinary Shares.

19. FOREIGN EXCHANGE

The Enlarged Group is exposed to the risk arising from movements in foreign exchange. In particular movements between the US dollar and the pound and the euro and the pound, could have a material adverse impact on the Enlarged Group's results. The Enlarged Group operates on a global basis and is therefore also exposed to translational foreign exchange risk against the pound. Given the Enlarged Group's manufacturing operations in Ningbo, China and its sourcing

operations from third party Chinese suppliers, a part of the Enlarged Group's revenue and expenses will inevitably be denominated in Renminbi. The value of the Renminbi against the US dollar and other currencies fluctuates and is affected by, among other things, changes in China's political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and US dollars, has been based on rates set by the People's Bank of China. The exchange rate may become volatile and the Renminbi may be devalued against the US dollar or other currencies, or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation in the value of the Renminbi against the US dollar, any of which could have an uncertain effect on Laird Security Systems' operations in China.

20. OVERSEAS ACTIVITIES

The Enlarged Group will be exposed to additional risks related to operating in foreign countries. These risks may include export controls and/or other regulatory restrictions, the impact of foreign taxes and other applicable foreign regulation, an inability to repatriate earnings on overseas sales, difficulty in collecting debts, economic weakness or political instability in foreign economies or markets and difficulties in managing overseas activities.

21. RISK IF THE ACQUISITION DOES NOT PROCEED

If the Acquisition does not proceed, Lupus Capital will have incurred costs which will need to be paid in any event. In addition, Lupus Capital may not be able to identify and acquire alternative suitable targets for expansion of its business.

PART 3

EXPECTED TIMETABLE

	2007
Record Date for the Open Offer	22 March
Announcement of Placing and Open Offer	26 March
Open Offer Entitlements credited to stock accounts in CREST of Qualifying CREST Holders	27 March
Recommended latest time for requesting withdrawal of Open Offer Entitlements from CREST	4.30 p.m. on 11 April
Latest time for depositing Open Offer Entitlements into CREST	3.00 p.m. on 13 April
Latest time and date for splitting of non-CREST Application Forms	3.00 p.m. on 16 April
Latest time and date for receipt of Forms of Proxy	10.30 a.m. on 17 April
Latest time and date for acceptance of the Open Offer and receipt of completed non-CREST Application Forms or CREST Excess Application Forms	11.00 a.m. on 18 April
Record date for Special Interim Dividend	18 April
EGM	10.30 a.m. on 19 April
Date of Admission and commencement of dealings on AIM	8.00 a.m. on 20 April
Payment of Special Interim Dividend	23 April
Date of despatch of definitive share certificates of New Ordinary Shares	by 27 April

Notes:

(1) References to times in this document are to London time (unless otherwise stated).

(2) If any of the above times or dates should change, the revised times and/or dates will be notified by an announcement on RNS. In particular, pursuant to the Placing Agreement, Lupus Capital and HSBC have agreed that if a supplementary prospectus is issued by Lupus Capital two Business Days or fewer prior to the date specified in the expected timetable above as the latest time and date for acceptance of the Open Offer, such date shall be extended to the date which is three Business Days after the date of issue of the supplementary prospectus.

(3) The timing of the events in the above timetable following the Extraordinary General Meeting and in the rest of this document is indicative only and conditional upon the approval of the Resolutions by Shareholders at the Extraordinary General Meeting.

ADMISSION STATISTICS

Price per Ordinary Share as at 10 a.m. on 14 March 2007 [1]	19.75 pence
Number of Existing Ordinary Shares	616,559,778
Issue Price	18 pence
Number of New Ordinary Shares to be issued pursuant to the Firm Placing	534,285,915
Maximum number of New Ordinary Shares available under the Open Offer (of which 221,269,641 will be conditionally placed subject to clawback)	246,623,911
Number of Ordinary Shares in issue following the Placing and Open Offer	1,372,115,334
Percentage of Enlarged Share Capital represented by the New Ordinary Shares	55.1%
Market capitalisation of Lupus Capital following the Placing and Open Offer (at the Issue Price)	£246,980,760

Note:
(1) Time and date of suspension from trading of the Ordinary Shares.

PART 4

DIRECTORS AND ADVISERS

Lupus Capital plc

Directors
Greg Hutchings, Executive Chairman
Denis Mulhall, Executive Director
Frederic Hoad, Senior Non-executive Director
Michael Jackson, Non-executive Director
Roland Tate, Non-executive Director

Company Secretary
Cavendish Administration Limited

Registered Office
Crusader House
145-157 St John Street
London EC1V 4RU
Tel: 020 7976 8000

Sponsor, Nominated Adviser and Broker
HSBC Bank plc
8 Canada Square
London E14 5HQ

Bankers

HSBC Bank plc
8 Canada Square
London
E14 5HQ

Royal Bank of Scotland
280 Bishopsgate
London
EC2M 4RB

The Governor and Company
of The Bank of Scotland
55 Temple Row
Birmingham B2 5LS

English Legal Adviser to Lupus Capital
Slaughter and May
One Bunhill Row
London EC1Y 8YY

US Legal Adviser to Lupus Capital
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York,
New York 10036

Legal Adviser to Sponsor and Nominated Adviser
CMS Cameron McKenna LLP
Mitre House
160 Aldersgate Street
London EC1A 4DD

Lupus Capital's Auditors and Reporting Accountants on Lupus Capital
Grant Thornton UK LLP
Grant Thornton House
Melton Street
London NW1 2EP

Laird Security System's Auditors and Reporting Accountants on Laird Security Systems
Ernst & Young LLP
1 More London Place
London SE1 2AF

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Receiving Agent
Capita Registrars
Corporate Actions
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Website
www.lupuscapital.co.uk

PART 5

LETTER FROM THE CHAIRMAN OF LUPUS CAPITAL PLC

(incorporated and registered in England and Wales with registered number 02806007)

Directors:
Greg Hutchings
Denis Mulhall
Frederic Hoad
Michael Jackson
Roland Tate

Registered Office:
Lupus Capital plc
Crusader House
145-157 St. John Street
London
EC1V 4RU

26 March 2007

To all Lupus Capital Shareholders

Dear Shareholder,

Proposed acquisition of Laird Security Systems
Proposed Firm Placing and Open Offer of 755,555,556 New Ordinary Shares at 18 pence per New Ordinary Share
Admission of the Enlarged Share Capital to trading on AIM

1. INTRODUCTION

It was announced on 19 March 2007 that Lupus Capital intends to acquire Laird Security Systems for approximately £242.5 million in cash. Approximately £230 million of the consideration will be payable on completion of the Acquisition with a further £12.5 million deferred and payable 12 months after completion.

The cash consideration payable in relation to the Acquisition will be funded through the Placing and Open Offer and the New Debt Facility. A summary of the terms and conditions of the New Debt Facility is set out in paragraph 11 of Part 12.

For the year ended 31 December 2006, Laird Security Systems had sales of £237.7 million and generated operating profit after divisional management costs and before management charges, exceptional items and amortisation of acquired intangible assets of £31.6 million.

The Acquisition is categorised as a reverse take-over for Lupus Capital under the AIM Rules for Companies and as such requires the consent of the Existing Shareholders to be sought under Resolution 1 (as set out in the Notice of EGM) at the EGM to be held on 19 April 2007 at 10.30 a.m. The Acquisition is conditional, *inter alia*, on Resolutions 1 to 5 being passed at the EGM and Admission taking place.

The Placing and Open Offer is not conditional on completion of the Acquisition. Accordingly, Lupus Capital will apply for New Ordinary Shares to be admitted to trading on AIM, following shareholder approval for Resolutions 2 to 5. To complete the Acquisition and implement the Placing and the Open Offer, it will also be necessary to give the Directors the required powers and authorities to allot the New Ordinary Shares.

Further to the announcement made by Lupus Capital on 14 March 2007, the Ordinary Shares were suspended from trading with effect from 10.00 a.m. on 14 March 2007. The Directors believe that trading in Lupus Capital's Ordinary Shares will be restored on publication of this document, in accordance with the AIM Rules for Companies.

The purpose of this document is, *inter alia*, to provide you with the details of the Transaction and to explain why the Board considers the Acquisition to be in the best interests of Lupus Capital and its Shareholders and why the Board recommends that you vote in favour of the Resolutions (notice of which is set out at the end of this document). A summary of the principal terms of the Acquisition is set out in Part 10 of this document.

2. BACKGROUND TO AND REASONS FOR THE TRANSACTION

The Directors of Lupus Capital believe that Laird Security Systems is a profitable and highly cash generative business with an international manufacturing capability that makes good margins and operates in a sector that the Lupus Capital management team know well. Laird Security Systems owns a number of brands recognised throughout the industry and the business has good market shares in its key markets.

Laird Security Systems represents a very strong fit with Lupus Capital's strategy of acquiring asset based, positive cash flow companies operating in industrial manufacturing, processes or services. The acquisition of Laird Security Systems will provide a number of operational benefits which are expected to create sustainable value for Lupus Capital shareholders:

- The acquisition gives Lupus Capital a good position in the building products sector where long term trends towards higher standards of manufacture and build, increased emphasis on personal security, and more stringent thermal efficiency standards are each expected to underpin secular demand.
- Laird Security Systems complements Lupus Capital's existing Schlegel Building Products business and offers the potential for selling Laird Security Systems products through Schlegel Building Products' extensive international distribution network.
- Laird Security Systems's Chinese manufacturing subsidiary and developed Far East sourcing network, allied to Schlegel Building Products' existing arrangements, will help access sourcing from cost efficient locations for both Laird Security Systems and Schlegel Building Products.
- Laird Security Systems has demonstrated a consistent track record of sales and cash generation over the past three years. The business operates in the US and UK markets which are profitable and have long term growth characteristics.

Lupus Capital will look to use Laird Security Systems as a platform for growth and will work with the management of Laird Security Systems to drive operational improvements through the business, to pursue organic growth opportunities and to make add-on acquisitions where they will add value.

3. INFORMATION ON LAIRD SECURITY SYSTEMS

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency and enhance protection and security, for homes and buildings within the UK and US residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, uPVC products and window seals.

In recent years, the product range has been broadened and the business is being repositioned towards the higher growth segments of its markets. Laird Security Systems sources an increasing proportion of its hardware products from its well established supply base in China, both from its own manufacturing facilities and from its partner suppliers.

For the year ended 31 December 2006, Laird Security Systems had sales of £237.7 million (2005: £230.9 million) and generated operating profit after divisional management costs and before management charges, exceptional items and amortisation of acquired intangible assets of £31.6 million (2005: £31.7 million).

Part 7 of this document sets out further information on Laird Security Systems.

4. INFORMATION ON LUPUS

Lupus Capital is a holding company whose shares are traded on AIM. Lupus Capital has a declared strategy:

- to build shareholder value through the acquisition of industrial assets with the potential for development;
- to apply the executive team's management skills and systems to improve profitability; and
- to use a variety of funding mechanics and exit strategies to enhance shareholder value.

Lupus Capital owns two operating businesses, Schlegel Building Products, an international manufacturer of window seals and related building products and Gall Thomson, which is a supplier of marine and industrial breakaway couplings.

In the year ended 31 December 2006 Lupus Capital recorded sales of £62.9 million (2005: £7.5 million) and operating profit of £9.4 million (2005: £3.1 million). The 2006 results are not directly comparable to 2005 as they include a major acquisition.

On 2 March 2007, Lupus Capital announced its results for the year ended 31 December 2006 under UK GAAP. The Lupus Capital reconciliation of UK GAAP to International Financial Reporting Standards (IFRS) is in Section E of Part 8.

Part 8 of this document sets out further information on Lupus Capital.

5. PRINCIPAL TERMS AND CONDITIONS OF THE ACQUISITION

The Acquisition Agreement is dated 19 March 2007, and is made between The Laird Group PLC, Laird Overseas Holdings Limited (the "Seller"), Amesbury Acquisition Holdings, Inc., Jasper Acquisition Holdings Limited (together "the Buyers") and Lupus Capital plc. The Buyers are wholly owned subsidiaries of Lupus Capital. The purchase consideration is approximately £242.5 million in cash with approximately £230 million of the consideration payable on Completion and a further £12.5 million deferred and payable 12 months after Completion.

The Acquisition Agreement is conditional upon the satisfaction of the following conditions:

(A) the readmission to trading of the Enlarged Share Capital on AIM following the cancellation of their listing pursuant to Rule 14 of the AIM Rules for Companies;

(B) the passing at an Extraordinary General Meeting of Lupus Capital of any resolution or resolutions required to approve the acquisition of Laird Security Systems;

(C) the passing at an Extraordinary General Meeting of The Laird Group PLC of any resolution or resolutions required to approve the disposal of the Laird Security Systems (this is because the disposal of Laird Security Systems is, under the Listing Rules, a Class 1 transaction for The Laird Group PLC);

(D) the waiting period under the US Hart-Scott-Rodino Anti-Ttrust Improvements Act having expired or been earlier terminated;

(E) The Laird Group PLC having carried out certain pre-completion intra-group transactions such that Laird Security Systems can be disposed of as agreed between the parties; and

(F) The Laird Group PLC having given the requisite notice to novate or prepay certain loan stock issued by Laird Inc.

The Acquisition is expected to complete shortly after the EGM, if all of the above conditions are met.

6. DETAILS OF THE PLACING AND OPEN OFFER

Lupus Capital is proposing to raise up to approximately £136 million in total pursuant to the Placing and Open Offer. The Issue Price is 18 pence per New Ordinary Share.

Pursuant to the Placing Agreement, HSBC has conditionally placed the Placing Shares with institutional and other certain investors, with the Conditional Placing Shares subject to clawback in respect of Open Offer Shares acquired by Existing Shareholders at the Issue Price. The Placing and Open Offer have been underwritten by HSBC. A summary of the principal terms of the Placing Agreement is set out in paragraph 11 of Part 12 of this document.

The LESOT, which holds 10.3 per cent. of the Existing Ordinary Shares, has waived its Basic Entitlement under the Open Offer amounting to 25,354,270 New Ordinary Shares. These shares have been placed by HSBC as part of the Firm Placing of 534,285,915 New Ordinary Shares. This reduces the number of Open Offer Shares from 246,623,911 to 221,269,641 New Ordinary Shares.

The Placing Shares will, following allotment and issue, rank *pari passu* in all respects with Existing Ordinary Shares and will rank in full for all dividends and other distributions declared in respect of the ordinary share capital of Lupus Capital. However, the New Ordinary Shares will not be entitled to receive the final dividend for the year ended 31 December 2006 announced on 2 March 2007, nor the Special Interim Dividend.

The Open Offer provides Qualifying Holders with the opportunity to apply to acquire any number of Open Offer Shares at the Issue Price. Qualifying Holders have a guaranteed minimum entitlement on the following basis:

4 Open Offer Shares for every 10 Existing Ordinary Shares

registered in their names at the close of business on the Record Date and so in proportion for any greater number of shares so registered. Entitlements to apply to acquire Open Offer Shares will be rounded down to the nearest whole number. Fractions of New Ordinary Shares will be disregarded in the calculation of the Qualifying Holder's Basic Entitlement.

The Excess Application Facility enables Qualifying Holders to apply to acquire any whole number of Open Offer Shares in excess of their Basic Entitlement which, in the case of Qualifying Non-CREST Holders, is equal to the number of Open Offer Entitlements as shown on their Non-CREST Application Form or, in the case of Qualifying CREST Holders, is equal to the number of Open Offer Entitlements standing to the credit of their stock account in CREST. Qualifying Holders with holdings of Existing Ordinary Shares in both certificated and uncertificated form will be treated as having separate holdings for the purpose of calculating their Basic Entitlements under the Open Offer.

Qualifying Non-CREST Holders who wish to apply to acquire more than their Basic Entitlement should complete Box 3 on the Non-CREST Application Form. Qualifying CREST Holders who wish to apply to acquire more than their Basic Entitlement should complete the CREST Excess Application Form.

Excess applications may be scaled down in such manner as the Directors determine, in their absolute discretion. It is intended that excess applications will be satisfied *pro rata* (or as nearly

as practicable) to the relevant holder's Basic Entitlement. The aggregate number of New Ordinary Shares available for acquisition under the Open Offer will not exceed 221,269,641 New Ordinary Shares (being the total amount of Existing Shareholders' Basic Entitlements of 246,623,911 New Ordinary Shares less the Basic Entitlement of the LESOT of 25,354,270 New Ordinary Shares).

Application has been made for the Open Offer Entitlements for Qualifying CREST Holders to be admitted to CREST. It is expected that the Open Offer Entitlements will be admitted to CREST on 27 March 2007. The Open Offer Entitlements will also be enabled for settlement in CREST on 27 March 2007. Applications through the CREST system will only be made by the Qualifying Holder originally entitled or by a person entitled by virtue of a *bona fide* market claim.

Shareholders should note that the Open Offer is not a rights issue. Qualifying CREST Holders should note that, although the Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of entitlements under the Open Offer may only be made by the Qualifying Holder originally entitled or by a person entitled by virtue of a *bona fide* market claim raised by CRESTCo's Claims Processing Unit. Qualifying non-CREST Holders should note that the Non-CREST Application Form is not a negotiable document and cannot be traded. Qualifying Holders should be aware that in the Open Offer, unlike in a rights issue, any Open Offer Shares not applied for will not be sold in the market or placed for the benefit of Qualifying Holders who do not apply under the Open Offer.

For Qualifying non-CREST Holders, completed Non-CREST Application Forms, accompanied by full payment, should be returned by post or by hand (during normal business hours only) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to arrive as soon as possible and in any event no later than 11.00 a.m. on 18 April 2007. For Qualifying CREST Holders, the relevant CREST instruction must have settled by no later than 11.00 a.m. on 18 April 2007 and, if they wish to apply for Excess Shares, Qualifying CREST Holders should return their completed CREST Excess Application Form by post or hand (during normal business hours only) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by 11.00 a.m. on 18 April 2007.

The Placing and Open Offer are conditional on the Placing Agreement becoming or being declared unconditional in all respects and not being terminated before 30 September 2007. Details of the Placing Agreement are set out in paragraph 11 of Part 12 of this document. The principal conditions to the Placing Agreement are:

- the passing of Resolutions 2 to 5; and
- Admission having become effective by no later than 30 September 2007.

If Resolutions 2 to 5 are not passed, the Existing Ordinary Shares will remain admitted to trading on AIM, the New Ordinary Shares will not be issued under the Placing or the Open Offer and all monies received by the receiving agent, Capita Registrars, will be returned to the applicants (at the applicants' risk and without interest) as soon as possible thereafter. Any Open Offer Entitlements admitted to CREST will thereafter be disabled.

The New Ordinary Shares will, following allotment and issue, rank *pari passu* in all respects with Existing Ordinary Shares and will rank in full for all dividends and other distributions declared in respect of the ordinary share capital of Lupus Capital. However, the New Ordinary Shares will not be entitled to receive the final dividend for the year ended 31 December 2006 announced on 2 March 2007, nor the Special Interim Dividend.

7. FINANCIAL EFFECTS OF THE TRANSACTION ON LUPUS CAPITAL

The Acquisition will have a transforming impact on the financial position of Lupus Capital. The Directors believe that, taking into account the impact of the Placing and Open Offer, the Acquisition would have been earnings enhancing for the Enlarged Group had it occured at the beginning of

the 2006 financial year. This statement should not be interpreted to mean that future earnings for the Enlarged Group will necessarily match or exceed the Group's historical published earnings.

In addition to funding the Acquisition, the Placing and Open Offer has been structured in a way that is expected to have the effect of creating distributable reserves equal to the net proceeds of the Placing and Open Offer less the par value of the New Ordinary Shares issued by Lupus Capital. Lupus Capital and HSBC have agreed to subscribe for ordinary shares in Newco. HSBC will then apply monies that they receive from Placees and Qualifying Shareholders applying to acquire New Ordinary Shares under the Placing and Open Offer, after deducting commissions, to subscribe for redeemable preference shares in Newco. Lupus Capital will allot and issue the New Ordinary Shares to those persons entitled thereto in consideration of HSBC transferring its holding of redeemable preference shares in Newco and its holding of ordinary shares in Newco to Lupus Capital. Accordingly, instead of receiving cash as consideration for the issue of the New Ordinary Shares, at the conclusion of the Placing and Open Offer, Lupus Capital will own the entire issued share capital of Newco whose only asset will be its cash reserves, which will represent an amount equivalent to the net proceeds of the Placing and Open Offer. Lupus Capital will be able to utilise this amount by redeeming the redeemable preference shares it holds in Newco and, during any interim period prior to redemption, by procuring that Newco lends the amount to Lupus Capital. The structure of the Placing and Open Offer is expected to have the effect of creating distributable reserves equal to the proceeds of the Placing and Open Offer less the par value of the New Ordinary Shares issued by Lupus Capital. It should be possible for Lupus Capital to declare dividends from the distributable reserves created in the future, provided that Lupus Capital has sufficient cash resources to fund such dividends, the distributable reserves have not otherwise been reduced, and the Directors consider it appropriate to declare such dividends.

The proceeds of the Placing and Open Offer, less expenses, will be deposited in the name of Lupus Capital into the Deposit Account until such time as the Acquisition does become unconditional and shall then be applied to the Acquisition. In the event that the Acquisition does not become unconditional before 30 September 2007, the monies in the Deposit Account shall not be released from the Deposit Account until (i) Lupus Capital has consulted its shareholders as to the most appropriate use of such monies and (b) Lupus Capital has consulted HSBC.

An unaudited pro forma net assets statement showing the financial effects of the Transaction on Lupus Capital is set out in Part 9 of this document.

8. TRENDS IN CURRENT TRADING AND PROSPECTS

Lupus Capital

Gall Thomson's trading in 2007 to date has been good and the business has a healthy order book. Gall Thomson expects that there will be good prospects for the offshore oil and gas market over the coming year. This is being driven by the continuing expansion in the use of sub-sea production technologies, the move into deep water areas and the exploitation of marginal fields.

KLAW has continued to extend its product range and has increased its marketing efforts to penetrate the industrial couplings market.

Schlegel Building Products has started 2007 with encouraging order levels across its various businesses and since the year end has traded in line with the Group's expectations.

Laird Security Systems

Since 31 December 2006, Laird Security Systems has continued to trade in line with expectations.

9. RISK FACTORS

Shareholders should consider fully the risk factors associated with the Transaction. Your attention is drawn to the risk factors set out in Part 2 of this document.

10. DIRECTORS, EMPLOYEES AND KEY PERSONNEL OF THE ENLARGED GROUP

The average numbers of people employed by Lupus Capital in the financial years ended 31 December 2004, 2005 and 2006 were 32, 33 and 688 respectively.

The average number of people employed by Laird Security Systems in the financial years ended 31 December 2004, 2005 and 2006 were 2,915, 2,758, and 2,601 respectively.

Following Completion, the senior management of Laird Security Systems under the existing leadership of Rich Koopmann in the US and Nick Whitwell and Vince Conroy in the UK will remain with Laird Security Systems.

The existing employment rights, including pension rights, of employees of both Lupus Capital and Laird Security Systems will be fully safeguarded.

As at 31 December 2006, Laird Security Systems operated three defined benefit pension schemes with an aggregate deficit of £1.4 million on an IAS 19 basis. One of these schemes, the Amesbury Group, Inc. Retirement Plan for Hourly Rate Employees, is being assumed by Lupus Capital from Completion. As at 31 December 2006, this scheme had approximately 52 current members and 60 deferred and current pensioners. On an IAS 19 basis this scheme had a deficit of approximately £0.2 million as at 31 December 2006.

The two other defined benefit pension schemes will remain with The Laird Group PLC. Existing employees of Laird Security Systems who are current members of these schemes will become deferred members from Completion.

Biographical details of the Directors are set out in paragraph 5 of Part 12 of this document.

11. DIVIDEND POLICY

The Placing Shares and the Open Offer Shares will, following allotment and issue, rank *pari passu* in all respects with Existing Ordinary Shares and will rank in full for all dividends and other distributions declared in respect of the ordinary share capital of Lupus Capital. However, the New Ordinary Shares will not be entitled to receive the final dividend for the year ended 31 December 2006 announced on 2 March 2007, nor the Special Interim Dividend.

Lupus Capital has announced its intention to pay a special interim dividend for Existing Shareholders of 0.15 pence per Ordinary Share to Shareholders on the Register the day before the EGM. This special interim dividend will be paid to Shareholders on 23 April 2007. Lupus Capital expects, in the absence of unforeseen circumstances, to declare dividends (including the special interim dividend) for the financial year ending 31 December 2007 totalling 0.54 pence. This is equivalent to a dividend yield of 3 per cent. at the Issue Price. It is the intention of the Board to maintain a progressive dividend policy in the future.

12. EXTRAORDINARY GENERAL MEETING

The Notice of EGM convening the Extraordinary General Meeting at 10.30 a.m. on 19 April 2007 is set out at the end of this document. At the EGM the following Resolutions will be proposed (with Resolutions 1, 3 and 4 being conditional upon Admission):

Resolution 1

To approve the Acquisition pursuant to and upon the terms of a sale and purchase agreement dated 19 March 2007, entered into between the Purchasing Subsidiaries, Lupus Capital plc and The Laird Group PLC and Laird Overseas Holdings Limited. This Resolution is conditional on Resolutions 2, 3, 4 and 5 being passed.

Resolution 2

To increase the authorised share capital of Lupus Capital to 9,000,000, a percentage increase of 118.2 per cent.

Resolution 3

To authorise the Directors pursuant to section 80 of the Act to allot relevant securities up to an aggregate amount of 755,555,556 New Ordinary Shares so as to enable allotment of the Placing Shares, the Open Offer Shares and to allot certain other securities in the future. This Resolution is conditional on Resolutions 2, 4 and 5 being passed.

Resolution 4

To disapply the pre-emption rights of Shareholders conferred by section 89 of the Act for the purposes of the Placing and Open Offer of 755,555,556 New Ordinary Shares, and otherwise generally up to a maximum aggregate amount of 68,605,766 New Ordinary Shares. This Resolution is conditional on Resolutions 2, 3 and 5 being passed.

Resolution 5

To approve the application by Lupus Capital for the cancellation of the Existing Ordinary Shares to trading on AIM and the admission of the Enlarged Share Capital to trading on AIM. This Resolution is conditional on Resolutions 2, 3 and 4 being passed.

In order to be passed, Resolutions 1, 2 and 3 require a simple majority of the Shareholders of Lupus Capital, voting in person or, on a poll, to vote in favour of the Resolution at the EGM.

In order to be passed, Resolutions 4 and 5 as special resolutions, require a majority of not less than 75 per cent. of the Shareholders of Lupus Capital voting in person or, on a poll, by proxy in favour of the Resolution at the EGM.

The authorised share capital of Lupus Capital is being increased to enable allotment of the New Ordinary Shares and to enable the allotment of further Ordinary Shares in the future.

Following completion of the Placing and Open Offer 427,884,666 Ordinary Shares will remain authorised but unissued (representing approximately 23.8 per cent. of the authorised share capital of Lupus Capital). The Directors have no present intention to allot the remaining Ordinary Shares pursuant to the authority granted to them at the EGM but consider the remaining number of unissued Ordinary Shares to provide a desirable margin to retain flexibility in the future.

13. ACTION TO BE TAKEN

Extraordinary General Meeting

A Form of Proxy for use at the EGM accompanies this document. Whether or not Shareholders intend to be present at the EGM they are requested to complete, sign and return the Form of Proxy in accordance with the instructions thereon to Capita Registrars, Proxy Processing Centre, Telford Road, Bicester, OX26 4LD or by hand to The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible, but in any event so as to arrive by no later than 10.30 a.m. on 17 April 2007. Completion and return of the Form of Proxy does not preclude a Shareholder from attending the EGM and voting in person if they wish to do so.

If you are a Qualifying non-CREST Holder you will have received a Non-CREST Application Form which gives details of your Basic Entitlement under the Open Offer (as shown by the number of the Open Offer Entitlements allocated to you). If you wish to apply for Open Offer Shares under the Open Offer, you should complete the enclosed Non-CREST Application Form in accordance with the procedure for application set out in paragraph 3 Part 6 of this document and on the Non-CREST Application Form itself.

If you are a Qualifying CREST Holder, no Non-CREST Application Form is enclosed and you will receive a credit to your appropriate stock account in CREST in respect of the Open Offer Entitlements representing your Basic Entitlement under the Open Offer. You should refer to the procedure for application set out in paragraph 3 of Part 6 of this document. If you wish to apply

for Open Offer Shares in excess of your Basic Entitlement you should also complete the CREST Excess Application Form in accordance with the procedure for application set out in paragraph 3 of Part 6 of this document and on the CREST Excess Application Form itself.

The latest time for applications under the Open Offer to be received is 11.00 a.m. on 18 April 2007. The procedure for application and payment depends on whether, at the time at which application and payment is made, you have a Non-CREST Application Form in respect of your entitlement under the Open Offer or have Open Offer Entitlements credited to your stock account in CREST in respect of such entitlement.

If you are in any doubt as to the action you should take, you should immediately seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000.

14. FURTHER INFORMATION

You should read the whole of this document and not just rely on the information contained in this letter. In particular, you should consider carefully the risk factors set out in Part 2 of this document.

15. INTENTIONS OF THE EXECUTIVE DIRECTORS AND THE LESOT IN RELATION TO THE OPEN OFFER

Greg Hutchings owns 26,766,666 Existing Ordinary Shares in Lupus Capital, representing approximately 4.3 per cent. of Existing Ordinary Shares, and intends to apply to acquire his entire Basic Entitlement amounting to 10,706,666 Open Offer Shares and costing £1,927,199.88 at the Issue Price.

Mr. Hutchings intends to borrow the money to purchase his entire Basic Entitlement with an expectation of repaying the loan by disposing of some Ordinary Shares at a later date.

The LESOT owns 63,385,676 Existing Ordinary Shares in Lupus Capital, representing approximately 10.3 per cent. of Existing Ordinary Shares. The LESOT has waived its entitlement to apply for its Basic Entitlement amounting to 25,354,270 Open Offer Shares and has authorised HSBC to place all such shares as HSBC may determine. The LESOT has reserved its rights to apply for Excess Shares pursuant to the Excess Application Facility. The purchase of any such Shares will be funded by borrowing.

Denis Mulhall owns 4,750,000 Existing Ordinary Shares in Lupus Capital and intends to apply to acquire his entire Basic Entitlement amounting to 1,900,000 Open Offer Shares and costing £342,000 at the Issue Price.

Mr Mulhall may borrow some or all of the money to purchase his entire Basic Entitlement and may repay any such loan by disposing of some Ordinary Shares at a later date.

16. LOCK-IN ARRANGEMENTS

Each of Greg Hutchings and Denis Mulhall have undertaken to HSBC that he will not dispose of Existing Ordinary Shares or New Ordinary Shares except in certain circumstances noted below, for a period of 6 months from the date of this document. The LESOT has given substantially identical, separate, undertakings.

Disposals will be permitted under the lock-in arrangements in the following circumstances:

- in acceptance of a general offer for the share capital of Lupus Capital made in accordance with the City Code on Takeovers and Mergers (the "City Code") or in response to a request from an offeror, the provision of an irrevocable undertaking to accept such offer or a sale of shares to an offeror during an offer period (within the meaning of the City Code);

- pursuant to any compromise of arrangement under section 425 of the Companies Act 1985;
- pursuant to any scheme of reconstruction under section 110 of the Insolvency Act 1986 in relation to Lupus Capital;
- with the prior written consent of HSBC;
- as otherwise permitted by Rule 7 of the AIM Rules; or
- in the case of Greg Hutchings and Denis Mulhall only, disposals will be permitted to repay the borrowings incurred to acquire their respective Basic Entitlements.
- in the case of LESOT only, disposals will be permitted to repay any borrowings incurred to acquire Excess Shares.

17. RECOMMENDATION

The Board, which has been so advised by HSBC, consider that the Transaction is in the best interests of Lupus Capital's Shareholders. In providing this advice, HSBC has taken into account the Directors' commercial assessment of the Transaction. Accordingly, the Board recommends that you vote in favour of Resolutions to be proposed at the EGM as the Directors intend to do in respect of their own beneficial shareholdings, amounting to 33,505,145 Ordinary Shares representing approximately 5.4 per cent. of the issued share capital of Lupus Capital. In addition, the trustees of the LESOT have indicated that they intend to vote in favour of the Resolutions in respect of their holding of 63,385,676 Ordinary Shares representing approximately 10.3 per cent. of the issued share capital of Lupus Capital.

Yours sincerely

Greg Hutchings
Chairman

PART 6

LETTER FROM HSBC BANK PLC RELATING TO THE OPEN OFFER

HSBC Bank plc
8 Canada Square
London E14 5HQ

26 March 2007

To: *Qualifying Holders*

Dear Shareholder,

Open Offer of up to 221,269,641 Open Offer Shares at 18 pence per Ordinary Share

1. INTRODUCTION

Pursuant to the Placing Agreement, HSBC has conditionally placed firm the Firm Placing Shares on the terms and subject to the conditions set out in the Placing Agreement. In order to give Qualifying Holders the opportunity to acquire Open Offer Shares at the Issue Price, HSBC, on behalf of Lupus Capital, is by way of this letter, and the Application Form which accompanies this document, making the Open Offer of up to 246,623,911 Open Offer Shares, of which 221,269,641 have also been conditionally placed subject to clawback to meet demand under the Open Offer.

The LESOT, which holds 10.3 per cent. of the Existing Ordinary Shares, has waived its Basic Entitlement under the Open Offer amounting to 25,354,270 New Ordinary Shares. These shares have been placed by HSBC as part of the Firm Placing of 534,285,915 New Ordinary Shares. This reduces the number of Open Offer Shares from 246,623,911 to 221,269,641 New Ordinary Shares.

A summary of the main terms of the Placing Agreement is set out in paragraph 11 of Part 12 of this document. The Placing and Open Offer has been underwritten by HSBC.

The number of Open Offer Shares available for acquisition by Qualifying Holders under the Open Offer has been limited to 32.6 per cent. of the New Ordinary Shares in view of the Directors' continuing desire to attract new institutional and other investors to Lupus Capital.

In addition to funding the Acquisition, the Placing and Open Offer have been structured in a way that is expected to have the effect of creating distributable reserves equal to the net proceeds of the Placing and Open Offer less the par value of the New Ordinary Shares issued by Lupus Capital. Lupus Capital and HSBC have agreed to subscribe for ordinary shares in Newco. HSBC will then apply monies that they receive from the Placees and Qualifying Shareholders acquiring New Ordinary Shares under the Placing and Open Offer, after deducting commissions, to subscribe for redeemable preference shares in Newco. Lupus Capital will allot and issue the New Ordinary Shares to those persons entitled thereto in consideration of HSBC transferring its holding of redeemable preference shares in Newco and its holding of ordinary shares in Newco to Lupus Capital. Accordingly, instead of receiving cash as consideration for the issue of the New Ordinary Shares, at the conclusion of the Placing and Open Offer, Lupus Capital will own the entire issued share capital of Newco whose only asset will be its cash reserves, which will represent an amount equivalent to the net proceeds of the Placing and Open Offer. Lupus Capital will be able to utilise this amount by redeeming the redeemable preference shares it holds in Newco and, during any interim period prior to redemption, by procuring that Newco lends the amount to Lupus Capital. The structure of the Placing and Open Offer is expected to have the effect of creating distributable reserves equal to the proceeds of the Placing and Open Offer less the par value of the New Ordinary Shares issued by Lupus Capital. It should be possible for Lupus Capital to declare dividends from the distributable reserves created in the future, provided that Lupus Capital

has sufficient cash resources to fund such dividends, the distributable reserves have not otherwise been reduced, and the Directors consider it appropriate to declare such dividends.

The proceeds of the Placing and Open Offer, less expenses, will be deposited in the name of Lupus Capital into the Deposit Account until such time as the Acquisition does become unconditional and shall then be applied to the Acquisition. In the event that the Acquisition does not become unconditional before 30 September 2007, the monies in the Deposit Account shall not be released from the Deposit Account until (i) Lupus Capital has consulted its shareholders as to the most appropriate use of such monies and (ii) Lupus Capital has consulted HSBC.

2. THE OPEN OFFER

As agent for and on behalf of Lupus Capital, HSBC hereby invites Qualifying Holders, on the terms and subject to the conditions set out in this letter and, where relevant, in the accompanying Application Form, to apply to acquire up to 221,269,641 Open Offer Shares in aggregate at 18 pence per share (payable in full in cash on application and free of all expenses). Each Qualifying Holder may apply to acquire any number of Open Offer Shares up to their *pro rata* entitlement which shall be calculated on the following basis:

4 Open Offer Shares for every 10 Existing Ordinary Shares

registered in their name at the close of business on the Record Date and so in proportion for any greater or lesser number of Existing Ordinary Shares then held. Entitlements will be rounded down to the nearest whole number and any fractional entitlements to Open Offer Shares will be disregarded in calculating Qualifying Holders' *pro rata* entitlements and will be aggregated and made available to Qualifying Holders under the Excess Application Facility. Qualifying Holders may apply to acquire less than their Basic Entitlement should they so wish. **In addition, Qualifying Holders may also apply to acquire Excess Shares using the Excess Application Facility.**

Qualifying Holders with holdings of Existing Ordinary Shares in both certificated and uncertificated form, or with holdings under different designations, will be treated as having separate holdings for the purpose of calculating *pro rata* entitlements under the Open Offer.

The action to be taken in relation to the Open Offer depends on whether, at the time at which the application and payment is made, Qualifying Holders have a Non-CREST Application Form in respect of their entitlement under the Open Offer or have Open Offer Entitlements credited to their stock account in CREST in respect of such entitlement. Qualifying non-CREST Holders should refer to paragraphs 3.1(A) to (E) of this Part 6. Qualifying CREST Holders should refer to paragraphs 3.2(A) to (K) of this Part 6 and also to the CREST Manual for further information on the CREST procedures referred to below.

The Placing Shares have been conditionally placed by HSBC as broker to Lupus Capital with institutional and other investors at the Issue Price but the Conditional Placing Shares are subject to recall to satisfy valid applications under the Open Offer.

Qualifying Holders should be aware that the Open Offer is not a rights issue. Qualifying CREST Holders should note that although the Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of entitlements under the Open Offer may only be made by the Qualifying Holder originally entitled or by a person entitled by virtue of a *bona fide* market claim raised by CRESTCo's claims processing unit. Qualifying non-CREST Holders should note that the Non-CREST Application Form is not a negotiable document and cannot be traded. Open Offer Shares not applied for under the Open Offer will not be tradeable or sold in the market for the benefit of Qualifying Holders who do not apply under the Open Offer. Any Open Offer Shares which are not applied for under the Open Offer will be taken up by institutional investors with whom they have been conditionally placed pursuant to the Placing.

The Placing and the Open Offer are subject to, *inter alia*, the satisfaction of the following conditions on 30 September 2007:

(i) the passing of Resolutions 2 to 5;

(ii) Admission having become effective by no later than 8.00 a.m. on 30 September 2007.

Application will be made for the New Ordinary Shares (including the Open Offer Shares) to be admitted to trading on AIM. Admission is expected to occur on 20 April 2007, when dealings in the New Ordinary Shares (including the Open Offer Shares) are expected to begin. Lupus Capital is obliged to use all reasonable endeavours to procure Admission by 8.00 a.m. on 20 April 2007, or such later time and/or date, being no later than 30 September 2007, as Lupus Capital and HSBC may agree.

Overseas Holders are referred to the section entitled "Overseas Holders" set out in paragraph 7 below.

The Existing Ordinary Shares are in registered form and are admitted to trading on AIM and are not trading on any other exchange. The Open Offer Shares will also be in registered form, will be issued credited as fully paid and will rank *pari passu* in all respects with the Existing Ordinary Shares, including the entitlement to receive dividends. However, the Open Offer Shares will not be entitled to receive the final dividend for the year ended 31 December 2006 announced on 2 March 2007, nor the Special Interim Dividend. The Open Offer Shares will be issued only pursuant to the Placing and Open Offer and will not otherwise be marketed or made available in whole or in part to the public.

Based on the Issue Price and after taking account of the expenses of the Placing and Open Offer, the net proceeds of the Placing and Open Offer will amount to approximately £131.8 million.

If the Placing and the Open Offer do not become unconditional, the Existing Ordinary Shares will remain admitted to trading on AIM, no Open Offer Shares or Placing Shares will be issued, and all monies received by the Receiving Agent will be returned to applicants, without interest, as soon as practicable.

3. PROCEDURE FOR APPLICATION AND PAYMENT

The action to be taken by Qualifying Holders in relation to the Open Offer depends on whether, at the relevant time, a Qualifying Holder has a Non-CREST Application Form in respect of their entitlement under the Open Offer or is a Qualifying CREST Holder.

CREST sponsored members should refer to their CREST sponsor, as only their CREST sponsor will be able to take the necessary action specified below to apply under the Open Offer in respect of the Open Offer Entitlements of such members held in CREST. CREST members who wish to apply under the Open Offer in respect of their Open Offer Entitlements in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below.

Subject to the provisions of paragraph 9 of this letter entitled "Settlement and dealings", Qualifying Holders who hold their Existing Ordinary Shares in certificated form will be allotted Open Offer Shares in certificated form to the extent that their entitlement to the Open Offer Shares arises as a result of holding Existing Ordinary Shares in certificated form. Qualifying Holders who hold part of their Existing Ordinary Shares in uncertificated form will be allotted Open Offer Shares in uncertificated form to the extent that their entitlement to the Open Offer Shares arises as a result of holding Existing Ordinary Shares in uncertificated form.

If for any reason it becomes necessary to adjust the expected timetable as set out in this document, Lupus Capital will make an appropriate announcement to a regulatory information service giving details of the revised dates.

If you do not wish to apply to acquire Open Offer Shares, you should not complete and return either Application Form. You are, however, encouraged to vote at the EGM by completing and returning the Form of Proxy.

3.1 *If you have a Non-CREST Application Form in respect of your entitlement under the Open Offer*

(A) *General*

Qualifying non-CREST Holders will have received a Non-CREST Application Form enclosed with this document. The Non-CREST Application Form shows the number of Existing Ordinary Shares registered in their name at the close of business on the Record Date. It also shows the maximum number of Open Offer Shares for which they are entitled to apply under the Open Offer, as shown by the total number of Open Offer Entitlements allocated to them. Qualifying non-CREST Holders may apply for less than their maximum entitlement should you wish to do so. Qualifying non-CREST Holders may also apply for Excess Shares under the Excess Application Facility. Qualifying non-CREST Holders may also hold such a Non-CREST Application Form by virtue of a *bona fide* market claim.

The instructions and other terms set out in the Non-CREST Application Form form part of the terms of the Open Offer.

(B) *Market claims*

Applications to acquire Open Offer Shares may only be made on the Non-CREST Application Form and may only be made by the Qualifying non-CREST Holder named in it or by a person entitled by virtue of a *bona fide* market claim in relation to a purchase of Existing Ordinary Shares through the market prior to the date upon which the Existing Ordinary Shares were marked "ex" the entitlement to participate in the Open Offer. Non-CREST Application Forms may be split, but only to satisfy *bona fide* market claims, up to 3.00 p.m. on 16 April 2007. The Non-CREST Application Form is not a negotiable document and cannot be separately traded. A Qualifying non-CREST Holder who has sold or otherwise transferred all or part of his holding of Existing Ordinary Shares prior to the date upon which the Existing Ordinary Shares were marked "ex" the entitlement to participate in the Open Offer, should consult his broker or other professional adviser as soon as possible, as the invitation to acquire Open Offer Shares under the Open Offer may be a benefit which may be claimed by the transferee from his counterparty. Qualifying non-CREST Holders who have sold all or part of their registered holdings should, if the market claim is to be settled outside CREST, complete Box 10 on the Non-CREST Application Form and immediately send it to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The Non-CREST Application Form should not, however, subject to certain exceptions, be forwarded to or transmitted in or into the United States, Australia, Canada or Japan.

If the market claim is to be settled outside CREST, the beneficiary of the claim should follow the procedures set out in the accompanying Non-CREST Application Form. If the market claim is to be settled in CREST, the beneficiary of the claim should follow the procedures set out in paragraph 3.2(F) below.

(C) *Excess Applications*

Qualifying Holders may apply to acquire Excess Shares using the Excess Application Facility, should they wish. Qualifying non-CREST Holders wishing to apply for Excess Shares may do so by completing Box 3 of the Non-CREST Application Form. The total number of Open Offer Shares will not be increased in response to such excess applications. Excess applications will therefore only be satisfied to the extent that other Qualifying Holders do not apply for their Basic Entitlements in full or where fractional entitlements have been aggregated and made available under the Excess Application Facility. Excess Shares will be allocated in response to excess applications

in the absolute discretion of Lupus Capital. To the extent that applications from Qualifying Holders exceed 221,269,641 Ordinary Shares (being the total amount of Existing Shareholders' Basic Entitlements of 246,623,911 New Ordinary Shares less the Basic Entitlement of the LESOT of 25,354,270 New Ordinary Shares), all applications under the Excess Application Facility shall be scaled back in such manner as Lupus Capital shall in its absolute discretion determine. It is intended that excess applications will be satisfied *pro rata* (or as nearly as practicable) to the relevant Qualifying Holder's Basic Entitlement. Excess monies in respect of scaled down applications will be returned to the applicant (at the applicant's risk) without interest within 14 days following 18 April 2007 by way of cheque or CREST payment, as appropriate.

(D) *Application procedures*

Qualifying non-CREST Holders wishing to apply to acquire all or any of the Open Offer Shares to which they are entitled should complete the Non-CREST Application Form in accordance with the instructions printed on it. Completed Non-CREST Application Forms should be posted in the accompanying reply paid envelope or delivered by hand (during normal business hours only) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, with a cheque or banker's draft drawn in sterling on a bank or building society in the UK which is either a member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques or banker's drafts to be cleared through the facilities provided for members of any of those companies. Such cheques or banker's drafts must bear the appropriate sort code in the top right-hand corner and must be for the full amount payable on application. Applications must be received by Capita Registrars (at the address detailed above) no later than 11.00 a.m. on 18 April 2007, after which time Non-CREST Application Forms will not be valid. Once submitted, applications are irrevocable. If a Non-CREST Application Form is being sent by post in the UK, Qualifying Holders are recommended to allow at least four working days for delivery. Cheques should be made payable to "Capita IRG Plc re: Lupus Capital PLC Open Offer" and crossed "A/C Payee Only". It is a condition of application that cheques will be honoured on first presentation and Lupus Capital may in its absolute discretion elect not to treat as valid any application in respect of which a cheque is not so honoured. HSBC and Lupus Capital may, in their sole discretion but shall not be obliged to, treat a Non-CREST Application Form as valid and binding on the person by whom or on whose behalf it is lodged, even if not completed in accordance with the relevant instructions or not accompanied by a valid power of attorney where required, or if it otherwise does not strictly comply with the terms and conditions of the Open Offer. HSBC and Lupus Capital further reserve the right (but shall not be obliged) to accept either Application Forms received after 11.00 a.m. on 18 April 2007 but not later than 8.00 a.m. on 20 April 2007 with the envelope bearing a legible postmark not later than 11.00 a.m. on 18 April 2007 or applications in respect of which remittances are received before 8.00 a.m. on 20 April 2007 from authorised persons (as defined in the FSMA) specifying the Open Offer Shares applied for and undertaking to lodge the Non-CREST Application Form in due course but, in any event, within two business days. Multiple applications will not be accepted.

Cheques and banker's drafts are liable to be presented for payment upon receipt. If they are presented before the conditions of the Open Offer are fulfilled, the application monies will be kept in a separate bank account until the conditions are fully met. If the conditions of the Open Offer are not fulfilled on or before 8.00 a.m. on 20 April 2007, or such later date as Lupus Capital and HSBC may agree (being no later than 8.00 a.m. on 4 May 2007), the Open Offer will lapse and all application

monies will be returned without interest by crossed cheque in favour of the first named applicant through the post at the risk of the applicant(s) as soon as is practicable after that date. Interest earned on monies held in the separate bank account will be retained for the benefit of HSBC.

Cheques, which must be drawn on the personal account where you have sole or joint title to the funds, should be made payable to Capital IRG Plc re: Lupus Capital PLC. Third party cheques, other than building society cheques or bankers' drafts, where the building society or bank has confirmed that you have title to the underlying funds, will not be accepted. Payments must be made by cheque or bankers' draft in pounds sterling drawn on a branch in the United Kingdom of a bank or building society which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques to be cleared through the facilities provided for the members of any of those companies and must bear the appropriate sort code in the top right-hand corner. Cheques may be cashed immediately upon receipt. Post-dated cheques will not be accepted.

(E) *Effect of application*

All documents and remittances sent by post by or to an applicant (or as the applicant may direct) will be sent at the applicant's own risk. By completing and delivering a Non-CREST Application Form the applicant:

(i) agrees that all applications and contracts resulting there from, under the Open Offer shall be governed by and construed in accordance with, the laws of England;

(ii) confirms that in making the application the applicant is not relying on any information or representation other than that contained in this document, and the applicant accordingly agrees that no person responsible solely or jointly for this document or any part thereof shall have any liability for any such information or representation not so contained; and

(iii) represents and warrants that if the applicant received some or all of their Open Offer Entitlements from a person other than Lupus Capital, the applicant is entitled to apply under the Open Offer in relation to such Open Offer Entitlements by virtue of a *bona fide* market claim.

All enquiries in connection with the procedure for application and completion of the Non-CREST Application Form should be addressed to Capita Registrars, Corporate Actions at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (Telephone 0870 162 3121, or if calling from overseas +44 20 8639 2157). Please note Capita Registrars cannot provide financial advice on the merits of the Open Offer or as to whether applicants should take up their entitlement.

Qualifying Holders who do not wish to apply for the Open Offer Shares under the Open Offer, should take no action and should not complete or return the Non-CREST Application Form. Qualifying Holders are, however, encouraged to vote at the Extraordinary General Meeting by completing and returning the enclosed Form of Proxy.

3.2 ***If you have Open Offer Entitlements credited to your stock account in CREST in respect of your entitlement under the Open Offer***

(A) *General*

Subject as provided in paragraph 7 of this Part 6 in relation to certain Overseas Holders, each Qualifying CREST Holder will receive a credit to his stock account in

CREST of his Open Offer Entitlements equal to the maximum number of Open Offer Shares for which he is entitled to apply to acquire under the Open Offer.

The CREST stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Ordinary Shares held on the Record Date by the Qualifying CREST Holder in respect of which the Open Offer Entitlements have been allocated. If for any reason the Open Offer Entitlements cannot be admitted to CREST by, or the stock accounts for Qualifying CREST Holders cannot be credited by, 3.00 p.m. or such later time as Lupus Capital may decide on 27 March 2007, a Non-CREST Application Form will be sent to each Qualifying CREST Holder in substitution for the Open Offer Entitlements credited to his stock account in CREST. In these circumstances the expected timetable as set out in this document will be adjusted as appropriate and the provisions of this document applicable to Qualifying non-CREST Holders with Non-CREST Application Forms will apply to Qualifying CREST Holders who receive Non-CREST Application Forms.

CREST members who wish to apply to acquire some or all of their entitlements to Open Offer Shares should refer to the CREST Manual for further information on the CREST procedures referred to below. Should you need advice with regard to these procedures, please contact Capita Registrars on telephone number 0870 162 3121, or, if calling from overseas, +44 20 8639 2157. If you are a CREST sponsored member you should consult your CREST sponsor if you wish to apply for Open Offer Shares as only your CREST sponsor will be able to take the necessary action to make this application in CREST.

(B) *Market claims*

The Open Offer Entitlements will constitute a separate security for the purposes of CREST. Although Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of Open Offer Entitlements may only be made by the Qualifying Holder originally entitled or by a person entitled by virtue of a *bona fide* market claim transaction. Transactions identified by the CREST Claims Processing Unit as "cum" the Open Offer entitlement will generate an appropriate market claim transaction and the relevant Open Offer Entitlement(s) will thereafter be transferred accordingly.

(C) *Excess Applications*

Qualifying Holders may apply to acquire Excess Shares using the Excess Application Facility, should they wish. Qualifying CREST Holders wishing to apply to acquire Excess Shares may do so by completing the CREST Excess Application Form. The total number of Open Offer Shares will not be increased in response to such excess applications. Excess applications will therefore only be satisfied to the extent that other Qualifying Holders do not apply for their Basic Entitlements in full or where fractional entitlements have been aggregated and made available under the Excess Application Facility. Excess Shares will be allocated in response to excess applications in the absolute discretion of Lupus Capital. To the extent that applications from Qualifying Holders exceed 221,269,641 Ordinary Shares (being the total amount of Existing Shareholders' Basic Entitlements of 246,623,911 New Ordinary Shares less the Basic Entitlement of the LESOT of 25,354,270 New Ordinary Shares), all applications under the Excess Application Facility will be scaled back in such manner as Lupus Capital shall in its absolute discretion determine. It is intended that excess applications will be satisfied *pro rata* (or as nearly as practicable) to the relevant Qualifying Holder's Basic Entitlement. Excess monies in respect of scaled down applications will be returned to the applicant (at the applicant's risk) without interest within 14 days following 18 April 2007 by way of cheque or CREST payment, as appropriate.

Completed CREST Excess Application Forms should be posted in the accompanying reply paid envelope or delivered by hand (during normal business hours only) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, with a cheque or banker's draft drawn in sterling on a bank or building society in the UK which is either a member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques or banker's drafts to be cleared through the facilities provided for members of any of those companies. Such cheques or banker's drafts must bear the appropriate sort code in the top right-hand corner and must be for the full amount payable on application. Applications must be received by Capita Registrars (at the address detailed above) no later than 11.00 a.m. on 18 April 2007, after which time CREST Excess Application Forms will not be valid.

All enquiries in connection with the procedure for application and completion of the CREST Excess Application Form should be addressed to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (Telephone 0870 162 3121, or if calling from overseas +44 20 8639 2157). Please note Capita Registrars cannot provide financial advice on the merits of the Open Offer or as to whether applicants should take up their entitlement.

(D) *USE Instructions*

CREST members who wish to apply for Open Offer Shares in respect of all or some of their Open Offer Entitlements in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) an Unmatched Stock Event ("USE") instruction to CRESTCo which, on its settlement, will have the following effect:

(i) the crediting of a stock account of Capita Registrars under the participant ID and member account ID specified below, with a number of Open Offer Entitlements corresponding to the number of Open Offer Shares applied for; and

(ii) the creation of a CREST payment, in accordance with the CREST payment arrangements in favour of the payment bank of Capita Registrars in respect of the amount specified in the USE instruction which must be the full amount payable on application for the number of Open Offer Shares referred to in (i) above.

(E) *Content of USE Instruction*

The USE instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i) the number of Open Offer Shares for which application is being made (and hence the number of the Open Offer Entitlement(s) being delivered to Capita Registrars);

(ii) the ISIN of the Open Offer Entitlement. This is GB00B1VNT851;

(iii) the participant ID of the accepting CREST member;

(iv) the member account ID of the accepting CREST member from which the Open Offer Entitlements are to be debited;

(v) the participant ID of Capita Registrars in its capacity as a CREST receiving agent. This is 7RA33;

(vi) the member account ID of Capita Registrars in its capacity as a CREST receiving agent. This is LUPUSCAP;

(vii) the amount payable by means of a CREST payment on settlement of the USE instruction. This must be the full amount payable on application for the number of Open Offer Shares referred to in (i) above;

(viii) the intended settlement date. This must be on or before 11.00 a.m. on 18 April 2007; and

(ix) the Corporate Action Number for the Open Offer. This will be available by viewing the relevant corporate action details in CREST,

In order for an application under the Open Offer to be valid, the USE instruction must comply with the requirements as to authentication and contents set out above and must settle on or before 11.00 a.m. on 18 April 2007.

In order to assist prompt settlement of the USE instruction, CREST members (or their sponsors, where applicable) may consider adding the following non-mandatory fields to the USE instruction: (i) a contact name and telephone number (in the free format shared note field); and (ii) a priority of at least 80.

CREST members and, in the case of CREST sponsored members, their CREST sponsors, should note that the last time at which a USE instruction may settle on 18 April 2007 in order to be valid is 11.00 a.m. on that day.

In the event that the Placing and Open Offer do not become unconditional by 8.00 a.m. on 20 April 2007 or such later time and date as Lupus Capital and HSBC shall agree (being no later than 8.00 a.m. on 4 May 2007), the Placing and Open Offer will lapse, the Open Offer Entitlements admitted to CREST will be disabled and Capita Registrars will refund the amount paid by a Qualifying CREST Holder by way of a CREST payment, without interest, within 14 days thereafter. The interest earned on such monies will be retained for the benefit of HSBC.

(F) *Deposit of Open Offer Entitlements into, and withdrawal from, CREST*

A Qualifying non-CREST Holder's entitlement under the Open Offer as shown by the number of Open Offer Entitlements set out in his Non-CREST Application Form may be deposited into CREST (either into the account of the Qualifying Holder named in the Non-CREST Application Form or into filename of a person entitled by virtue of a *bona fide* market claim). Similarly, Open Offer Entitlements held in CREST may be withdrawn from CREST so that the entitlement under the Open Offer is reflected in a Non-CREST Application Form. Normal CREST procedures (including timings) apply in relation to any such deposit or withdrawal, subject (in the case of a deposit into CREST) as set out in the Non-CREST Application Form.

A holder of a Non-CREST Application Form who is proposing to deposit the entitlement set out in such form into CREST is recommended to ensure that the deposit procedures are implemented in sufficient time to enable the person holding or acquiring the Open Offer Entitlements following their deposit into CREST to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 18 April 2007.

In particular, having regard to normal processing times in CREST and on the part of Capita Registrars, the recommended latest time for depositing a Non-CREST Application Form with the CREST Courier and Sorting Service, where the person entitled wishes to hold the entitlement under the Open Offer set out in such

Non-CREST Application Form as Open Offer Entitlements in CREST, is 3.00 p.m. on 13 April 2007, and the recommended latest time for receipt by CRESTCo of a dematerialised instruction requesting withdrawal of Open Offer Entitlements from CREST is 4.30 p.m. on 11 April 2007, in either case so as to enable the person acquiring or (as appropriate) holding the Open Offer Entitlements following the deposit or withdrawal (whether as shown in a Non-CREST Application Form or held in CREST) to take all necessary steps in connection with applying in respect of the Open Offer Entitlements prior to 11.00 a.m. on 18 April 2007.

Delivery of a Non-CREST Application Form with the CREST deposit form duly completed whether in respect of a deposit into the account of the Qualifying Holder named in the Non-CREST Application Form or into the name of another person, shall constitute a representation and warranty to Lupus Capital and Capita Registrars by the relevant CREST member(s) that it/they is/are not in breach of the provisions of the notes under the paragraph headed "Instructions for depositing entitlements under the Open Offer into CREST" on page 3 of the Non-CREST Application Form, and a declaration to Lupus Capital and Capita Registrars from the relevant CREST member(s) that it/they is/are not citizen(s) or resident(s) of the United States, Australia, Canada or Japan and, where such deposit is made by a beneficiary of a market claim, a representation and warranty that the relevant CREST member(s) is/are entitled to apply under the Open Offer by virtue of a *bona fide* market claim.

(G) *Validity of application*

A USE instruction complying with the requirements as to authentication and contents set out above which settles by no later than 11.00 a.m. on 18 April 2007 will constitute a valid application under the Open Offer.

(H) *CREST procedures and timings*

CREST members and (where applicable) their CREST sponsors should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of a USE instruction and its settlement in connection with the Open Offer. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) such action as shall be necessary to ensure that a valid application is made as stated above by 11.00 a.m. on 18 April 2007. In this connection CREST members and (where applicable) their CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(I) *Incorrect or incomplete applications*

If a USE instruction includes a CREST payment for an incorrect sum, Lupus Capital through Capita Registrars reserves the right:

(i) to reject the application in full and refund the payment to the CREST member in question;

(ii) in the case that an insufficient sum is paid, to treat the application as a valid application for such lesser whole number of Open Offer Shares as would be able to be applied for with that payment at the Issue Price, refunding any unutilised sum to the CREST member in question; and

(iii) in the case that an excess sum is paid, to treat the application as a valid application for all the Open Offer Shares referred to in the USE instruction, refunding any unutilised sum to the CREST member in question.

(J) *Effect of valid application*

A CREST member who makes or is treated as making a valid application in accordance with the above procedures will thereby:

(i) pay the amount payable on application in accordance with the above procedures by means of a CREST payment in accordance with the CREST payment arrangements (it being acknowledged that the payment to Capita Registrars' payment bank in accordance with the CREST payment arrangements shall, to the extent of the payment, discharge in full the obligation of the CREST member to pay to Lupus Capital the amount payable on application);

(ii) request that the Open Offer Shares to which he will become entitled be issued to him on the terms set out in this document and subject to the memorandum and articles of association of Lupus Capital;

(iii) agree that all applications and contracts resulting therefrom under the Open Offer shall be governed by, and construed in accordance with, the laws of England;

(iv) represent and warrant that he is not applying on behalf of any Shareholder, who is a citizen or resident or which is a corporation, partnership or other entity created or organised in or under any laws of the United States, Australia, Canada or Japan and he is not applying with a view to reoffering, reselling, transferring or delivering any of the Open Offer Shares which are the subject of this application to, or for the benefit of, a Shareholder who is a citizen or resident or which is a corporation, partnership or other entity created or organised in or under any laws of the United States, Australia, Canada or Japan except where proof satisfactory to Lupus Capital has been provided to Lupus Capital that he is able to accept the invitation by Lupus Capital free of any requirement which it (in its absolute discretion) regards as unduly burdensome, nor acting on behalf of any such person on a non-discretionary basis nor (a) person(s) otherwise prevented by legal or regulatory restrictions from applying for Open Offer Shares under the Open Offer;

(v) represent and warrant that he is not and nor is he applying as nominee or agent for, a person who is or may be liable to notify and account for tax under the Stamp Duty Reserve Tax Regulations 1986 at any of the increased rates referred to in Section 93 (depository receipts) or Section 96 (clearance services) of the Finance Act 1986;

(vi) confirm that in making such application he is not relying on any information in relation to Lupus Capital other than that contained in this document and agrees that no person responsible solely or jointly for this document or any part thereof or involved in the preparation thereof, shall have any liability for any such other information and further agree that having had the opportunity to read this document, he will be deemed to have had notice of all the information concerning Lupus Capital contained therein; and

(vii) represent and warrant that he is the Qualifying Holder originally entitled to the Open Offer Entitlements or that he has received such Open Offer Entitlements by virtue of a *bona fide* market claim.

(K) *Company's discretion as to the rejection and validity of applications*

Lupus Capital may in its sole discretion:

(i) treat as valid (and binding on the CREST member concerned) an application which does not comply in all respects with the requirements as to validity set out or referred to in this Part 6;

(ii) accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid application in substitution for or in addition to a USE instruction and subject to such further terms and conditions as Lupus Capital may determine;

(iii) treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid application if, at the time at which Capita Registrars receives a properly authenticated dematerialised instruction giving details of the first instruction or thereafter, either Lupus Capital or Capita Registrars have received actual notice from CRESTCo of any of the matters specified in Regulation 35(5)(a) of the CREST Regulations in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(iv) accept an alternative instruction or notification from a CREST member or CREST sponsored member or (where applicable) a CREST sponsor, or extend the time for settlement of a USE instruction or any alternative instruction or notification, in the event that, for reasons or due to circumstances outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to apply for Open Offer Shares by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST) or on the part of the facilities and/or systems operated by Capita Registrars in connection with CREST

4. MONEY LAUNDERING REGULATIONS

4.1 *Holders of Application Forms*

If the value of the Open Offer Shares applied for by a Qualifying Holder is £10,000 or more (or is one of a series of linked applications, the aggregate value of which exceeds that amount), the Money Laundering Regulations 2003 will apply. Lupus Capital, HSBC or Capita Registrars on their behalf, may in their absolute discretion require verification of identity from persons lodging the Application Forms and making payment by way of cheque or banker's draft drawn on an account in the name of a person or persons other than the applicant, to ensure compliance with all applicable money laundering regulations. For UK applicants, verification of identity may be sought from your bankers or from another reputable institution or professional adviser. Failure to provide the necessary evidence of identity may result in applications being treated as invalid or in delaying acceptance of an application. If by 11.00 a.m. on 18 April 2007, Lupus Capital or Capita Registrars have not received evidence satisfactory to them, Lupus Capital may, in its absolute discretion, reject the application, in which event application monies will be returned without interest and at the applicant's risk to the account of the drawee bank from which such monies were originally debited.

Cheques, which must be drawn on the personal account where you have sole or joint title to the funds, should be made payable to "Capita IRG Plc re: Lupus Capital PLC Open Offer". Third party cheques, other than building society cheques or bankers' drafts, where the building society or bank has confirmed that you have title to the underlying funds, will not be accepted. Payments must be made by cheque or bankers' draft in pounds sterling drawn on a branch in the United Kingdom of a bank or building society which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques to be cleared through the facilities provided for the members of any of those companies and must bear the appropriate sort code in the top right-hand corner. Cheques may be cashed immediately upon receipt. Post-dated cheques will not be accepted.

If applicants are making an application as agent for one or more persons and are not a UK or EC regulated person or institution, then, irrespective of the value of the application, Capita Registrars is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made.

By lodging an Application Form, each Qualifying Holder undertakes to provide such evidence of its identity at the time of lodging the Application Form or, at the absolute discretion of Lupus Capital and HSBC, at such specified time thereafter as may be requested to ensure compliance with the Money Laundering Regulations 2003.

Capita Registrars is entitled, in its absolute discretion, to determine whether verification of identity requirements apply to any applicant and whether such requirements have been satisfied. Neither Capita Registrars nor Lupus Capital nor HSBC shall be responsible or liable to any person for any loss or damage suffered as a result of the exercise of their discretion hereunder.

4.2 ***Open Offer Entitlements in CREST***

If you hold your Open Offer Entitlements in CREST and apply for Open Offer Shares in respect of all or some of your Open Offer Entitlements as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), then, irrespective of the value of the application, Capita Registrars is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Capita Registrars before sending any USE or other instruction so that appropriate measures may be taken.

Submission of a USE instruction which on its settlement constitutes a valid application as described above constitutes a warranty and undertaking by the applicant to provide promptly to Capita Registrars such information as may be specified by Capita Registrars as being required for the purposes of the Money Laundering Regulations 2003. Pending the provision of evidence satisfactory to Capita Registrars as to identity, Capita Registrars may in its absolute discretion take, or omit to take, such action as it may determine to prevent or delay issue of the Open Offer Shares concerned. If satisfactory evidence of identity has not been provided within a reasonable time, then the application for the Open Offer Shares represented by the USE instruction will not be valid. This is without prejudice to the right of Lupus Capital to take proceedings to recover any loss suffered by it as a result of failure to provide satisfactory evidence.

If you have any doubt as to the procedure for acceptance and payment, you should contact Capita Registrars on telephone number 0870 162 3121. This helpline will not provide any investment advice concerning the merits of the Open Offer or whether or not you should make an application under the Open Offer. If you are in any doubt as to whether or not you should apply for any Open Offer Shares you should consult your independent financial adviser immediately.

5. NO PUBLIC OFFERING OUTSIDE THE UNITED KINGDOM

Neither Lupus Capital nor HSBC has taken or will take any action in any jurisdiction that would permit a public offering of New Ordinary Shares in any jurisdiction where action for the purpose is required, other than in the United Kingdom.

6. WITHDRAWAL RIGHTS

Persons wishing to exercise statutory withdrawal rights after the issue by Lupus Capital of a prospectus supplementing the Prospectus must do so by lodging a written notice of withdrawal (which shall include a notice sent by facsimile but not any other form of electronic communication) which must include the full name and address of the person wishing to exercise

statutory withdrawal rights and, if such person is a CREST member, the participant ID and the member account ID of such CREST member, with Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or by facsimile to 020 8639 2142 so as to be received no later than two Business Days after the date on which the supplementary prospectus is published. Notice of withdrawal given by any other means or which is deposited with Capita Registrars after expiry of such period will not constitute a valid withdrawal, provided that Lupus Capital will not permit the exercise of withdrawal rights after payment by the relevant Shareholder for the Open Offer Shares applied for in full and the allotment of New Ordinary Shares to such Shareholder becoming unconditional. In such event, Shareholders are advised to seek independent legal advice.

A written notice of withdrawal sent by facsimile shall only constitute a valid withdrawal if (i) the facsimile is received by Capita Registrars by 6.00 p.m. on the date that is two Business Days after the date on which the supplementary prospectus is published and (ii) the person wishing to lodge such written notice of withdrawal by facsimile has telephoned Capita Registrars on 0870 162 3121 (if dialling from UK) or +44 20 8639 2107 (if dialling from overseas) immediately after sending the facsimile to alert Capita Registrars that a written notice of withdrawal has been sent by facsimile.

7. OVERSEAS HOLDERS

7.1 *General*

The making of the Open Offer to Qualifying Holders who are resident in, or citizens of, or which are corporations, partnerships or other entities created or organised under the laws of, countries other than the United Kingdom may be affected by the laws or regulatory requirements of the relevant jurisdictions. Such Overseas Holders should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to accept the Open Offer and/or apply for Open Offer Shares.

As a result of restrictions applicable to any holder of Existing Ordinary Shares with registered or mailing addresses in the United States, Canada, Australia or Japan, their territories or possessions, Application Forms are not being sent to any such holders of Existing Ordinary Shares.

No person receiving a copy of this document and/or an Application Form and/or a credit of Open Offer Entitlements to a stock account in CREST in any territory other than the United Kingdom, may treat the same as constituting an invitation or offer to him to subscribe, nor should he in any event use such Application Form or credit of Open Offer Entitlements to a stock account in CREST, unless, in the relevant territory, such an invitation or offer could lawfully be made to him or the Application Forms or credit of Open Offer Entitlements to a stock account in CREST could lawfully be used without contravention of any registration or regulation or other legal requirements. No Open Offer Entitlements may be credited to the stock account in CREST of certain Overseas Holders unless they can prove to the satisfaction of Lupus Capital that such action would not result in contravention of any applicable legal requirements. Receipt of this document and/or an Application Form or the crediting of Open Offer Entitlements to a stock account in CREST will not constitute an offer in those territories in which it would be unlawful to make such an offer and, in such circumstances, this document and/or the Application Form will be treated as confidential, sent for information purposes only and for the purpose of giving notice of the EGM and should not be copied or distributed.

It is the responsibility of any Overseas Holder receiving a copy of this document and/or either of the Application Forms and/or receiving a credit of Open Offer Entitlements to a stock account in CREST and wishing to take up the Open Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant territory in

connection therewith, including obtaining all governmental or other consents which may be required, observing all other requisite formalities that need to be observed in such territory, and paying all issue, transfer or other taxes payable in such territory. If you are in any doubt as to your position you should consult your independent professional advisers.

Persons (including, without limitation, nominees and trustees) receiving Application Forms and/or receiving a credit of Open Offer Entitlements to a stock account in CREST should not, in connection with the Open Offer, distribute or send the Application Form or transfer the Open Offer Entitlements into any jurisdiction where to do so would or might contravene local securities laws or regulations. If Application Forms and/or credit of Open Offer Entitlements to a stock account in CREST is received by a person in any such jurisdiction or by the agent or nominee of such a person, he must not seek to apply for Open Offer Shares except pursuant to an express agreement with Lupus Capital. Any person who does forward Application Forms or transfer the Open Offer Entitlements into any such jurisdiction, whether pursuant to a contractual or legal obligation or otherwise, should draw the attention of the recipient to the contents of this paragraph 7.

Lupus Capital and HSBC reserve the right (but shall not be obliged) to reject a purported application for Open Offer Shares under the Open Offer in a particular case if they believe doing so may violate applicable legal or regulatory requirements. The provisions of this paragraph 7 and/or any other terms of the Open Offer relating to Overseas Holders may be waived, varied or modified as regards (a) specific holders of Existing Ordinary Shares or (b) on a general basis by Lupus Capital and HSBC in their absolute discretion (and on such terms and conditions as they may think fit). All payments under the Open Offer must be made in pounds sterling.

7.2 ***United States***

For the purposes of this document a "US person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organised in or under the laws of the United States and an estate or trust the income of which is subject to United States federal income taxation regardless of its source; provided, however, that the term "US person" does not include a branch or agency of a US bank or insurance company that is operating outside the United States for valid business reasons as a locally regulated branch or agency engaged in the banking or insurance business and not solely for the purpose of investing in securities not registered under the United States Securities Act of 1933 as amended ("the US Securities Act").

The Open Offer Shares and the Application Forms have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction or state of the United States. Accordingly, except in a transaction which is exempt under the legislation, the Open Offer Shares and the Application Forms and/or Open Offer Entitlements may not be directly or indirectly offered, sold, renounced, transferred, taken up or delivered, directly or indirectly, in or into the United States or to or for the benefit of US persons (as defined under Regulation S of the US Securities Act). This document shall not constitute an offer to sell or the solicitation of an offer to buy any of the Open Offer Shares in the United States.

Envelopes containing either Application Form should not be postmarked in the United States or otherwise despatched from the United States. Persons will be deemed to have made an invalid application if they submit an Application Form in an envelope postmarked in the United States or have provided an address in the United States for registration, or do not make the representation and warranty set out in the Application Form to the effect that such person is not in the United States, is not a US person and is not acting for the account or benefit of a US person. The Open Offer is not therefore being made in the United States or to or for the account or benefit of a US person and holders of Existing Ordinary Shares at the Record Date with registered addresses in the United States will not be Qualifying Holders and Application Forms will not be sent to such persons.

7.3 *Canada*

No exemptions in connection with the Open Offer have been or will be obtained from any securities commission or similar regulatory authority in Canada. Accordingly, the Open Offer Shares are not being offered, nor may they be offered or sold, directly or indirectly, in Canada, its territories and possessions and any areas subject to its jurisdiction ("Canada") or to persons resident in Canada.

No prospectus in relation to the Open Offer Shares will be filed with and no relief from applicable securities law requirements will be obtained from the applicable regulatory authority of any province or territory of Canada.

Holders of Existing Ordinary Shares with registered addresses in Canada will not be Qualifying Holders and no Application Forms will be sent to such persons, nor will Open Offer Entitlements be credited to the stock accounts of such persons.

Persons (including without limitation, nominees and trustees) receiving an Application Form and/or Open Offer Entitlements should not distribute, send or transfer it or them to persons resident in Canada. Lupus Capital reserves the right to reject an Application Form from persons whom it believes are residents of Canada or persons who are acquiring Open Offer Shares for resale into Canada.

7.4 *Australia*

No Application Form, advertisement or other offering material in relation to the Open Offer or the Open Offer Shares has been or will be distributed, directly or indirectly, in or into the Commonwealth of Australia, its states, territories or possessions ("Australia"), nor will Open Offer Entitlements be credited to the stock accounts of such persons. No prospectus in relation to the Open Offer Shares has been or will be lodged with or registered by the Australian Securities and Investments Commission. The Open Offer is not being made in Australia. The Open Offer Shares will not be available for subscription or purchase by any resident of Australia (including corporations and other entities organised under the laws of Australia, but not including a permanent establishment of any such corporation or entity located outside Australia).

Holders of Existing Ordinary Shares with registered addresses in Australia will not be Qualifying Holders and no Application Forms will be sent to, nor will Open Offer Entitlements be credited to the stock accounts of, such persons.

7.5 *Japan*

The relevant clearances have not been, and will not be, obtained from the Ministry of Finance of Japan and no circular in relation to the New Ordinary Shares has been or will be lodged with or registered by the Ministry of Finance of Japan. The New Ordinary Shares may not therefore, subject to certain exceptions, be offered or sold, directly or indirectly, in or into Japan. Accordingly, Non-CREST Application Forms are not being sent to, and no Open Offer Entitlements will be credited to a stock account in CREST of, any Shareholder with a registered address in Japan.

8. TAXATION

General information relating to UK taxation with regard to Admission and the Placing and Open Offer is summarised in Part 11 of this document. A Shareholder who is in any doubt as to his or her tax position, or is subject to tax in a jurisdiction other than in the UK, should consult a professional tax adviser.

9. SETTLEMENT AND DEALINGS

The result of the Open Offer is expected to be announced on 18 April 2007. Application has been made to the London Stock Exchange for the Enlarged Share Capital (including the Open Offer Shares) to be admitted to trading on AIM. Subject to the Placing and Open Offer becoming

unconditional in all respects (save only as to Admission), it is expected that Admission will become effective and that dealings in the Open Offer Shares will commence on 20 April 2007. The earliest date for settlement of such dealings will be 29 April 2007. Lupus Capital Existing Ordinary Shares are already admitted to CREST. Accordingly, no further application for admission to CREST is required for the New Ordinary Shares, all of which, when issued and fully paid, may be held and transferred by means of CREST.

Application has been made for the Open Offer Entitlements to be admitted to CREST. The conditions to such admission having already been met, the Open Offer Entitlements are expected to be admitted to CREST with effect from 26 March 2007. Open Offer Entitlements held in CREST are expected to be disabled in all respects after 11.00 a.m. on 18 April 2007 (the latest date for applications under the Open Offer). If the conditions to the Open Offer described above are satisfied, Open Offer Shares will be issued in uncertificated form to those persons who submitted a valid application for Open Offer Shares by utilising the CREST application procedures and whose applications have been accepted by Lupus Capital on the day on which such conditions are satisfied (expected to be 20 April 2007). Capita Registrars will instruct CRESTCo to credit the appropriate stock accounts of such persons with such persons' entitlements to Open Offer Shares with effect from Admission (expected to be 20 April 2007). The stock accounts to be credited will be accounts under the same participant IDs and member account IDs in respect of which the USE instruction was given.

Subject to the conditions of the Open Offer being satisfied or waived, all Open Offer Shares to be issued in uncertificated form are expected to be credited to the appropriate CREST stock account by 20 April 2007. Notwithstanding any other provision of this document, Lupus Capital reserves the right to send Qualifying CREST Holders a Non-CREST Application Form instead of crediting the relevant stock account with Open Offer Entitlements, and/or to issue any Open Offer Shares in certificated form. In normal circumstances this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST or any part of CREST, or on the part of the facilities and/or systems operated by Capita Registrars in connection with CREST. This right may also be exercised if the correct details (such as participant ID and member account ID details) are not provided as requested on the Non-CREST Application Form.

For Qualifying non-CREST Holders who have applied by using a Non-CREST Application Form, share certificates for the Open Offer Shares validly applied for are expected to be despatched by post by 27 April 2007. No temporary documents of title will be issued. Pending despatch of definitive share certificates, transfers of the Open Offer Shares by Qualifying non-CREST Holders will be certified against the register. All documents or remittances sent by or to an applicant (or his agent as appropriate) will (in the latter case) be sent through the post and will (in both cases) be at the risk of the applicant. Qualifying Holders whose Ordinary Shares are held in CREST should note that they will be sent no confirmation of the credit of the Open Offer Shares to their CREST stock account nor any other written communication by Lupus Capital in respect of the issue of the Open Offer Shares.

10. FURTHER INFORMATION

Your attention is drawn to Part 2, Part 5 and Parts 7 to 12 of this document containing information relating to the Placing and Open Offer and the Enlarged Group.

Yours faithfully

Nick Donald
For and on behalf of
HSBC Bank plc

PART 7

INFORMATION ON LAIRD SECURITY SYSTEMS

A. HISTORY AND DEVELOPMENT OF LAIRD SECURITY SYSTEMS

1. HISTORY

Laird Security Systems is the security systems division of The Laird Group PLC. Laird Security Systems was established in the mid 1980s and rapidly expanded to supply a comprehensive range of security hardware products for the residential building and home improvement markets in the USA and the United Kingdom.

In the US Laird Security Systems' operations are known as the Amesbury Group. Laird acquired Amesbury Industries, Inc., a manufacturer of window seals, in 1981 and since then has grown the business organically and through acquisition. Amesbury now offers a wide range of fenestration products including door and window hardware, window seals, window balance systems and extruded products. The Amesbury Group has thirteen sites located throughout the USA. In 1993, Amesbury Industries became known as the Amesbury Group.

In the United Kingdom, Laird Security Systems' operations comprise a number of different businesses operating in a variety of segments of the building products market. Laird Security Systems' hardware and components businesses include Laird Security Hardware, ERA Products, Laird Lifestyle Products, Linear, EWS Manufacturing and Ventrolla. These businesses have been grown through a mixture of organic growth and acquisitions. In recent years Laird Security Hardware has moved away from being a manufacturer of security hardware to sourcing substantially all of its product from the Far East. Laird Security Systems' Lifestyle Products was created through the acquisitions of Home Doors (GB) and Houseproud and upon integrating these businesses, Laird Security Systems became a UK market leader in the supply of doors, windows and affordable conservatories to the DIY retail market.

The Composite Doors division has been grown through the acquisition, and subsequent integration, of Intron, Lindman and Securidor. These acquisitions enabled Laird Security Systems to bring a fully integrated solution to the market and to achieve synergistic benefits through the use of Laird Security Systems' door hardware products.

Laird Security Systems' product sales are balanced between the UK and US markets as well as between new housing and replacement markets.

2. PRODUCTS AND DIVISIONS

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency, and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets. Its wide range of products include window and door hardware, composite doors, conservatories, uPVC products and window seals.

In recent years the product range has been broadened and the business is being repositioned towards the higher growth segments of its markets. Laird Security Systems sources an increasing proportion of its hardware products from its well established supply base in China, both from its own manufacturing facilities and from its partner suppliers.

Within the UK, Laird Security Systems is a leading provider of window and door hardware as well as composite doors, primarily to the social housing market. Other products include conservatories and steel reinforcement products.

Laird Security Systems is a leading supplier of window balances in the US. Within the US, it also supplies seal and uPVC profiles, and is expanding its range of door hardware products along with its geographical presence.

Laird Security Systems has manufacturing and distribution operations in the UK and the US, along with manufacturing facilities in China, which together with partner suppliers are used as a base to produce components at low cost for supply to the UK and US. Sales, albeit at low levels, of Chinese manufactured products to the Continental European and Asian markets have also commenced.

For the year ended 31 December 2006, Laird Security Systems had sales of £237.7 million and generated operating profit after divisional management costs and before management charges, exceptional items and amortisation of acquired intangible assets of £31.6 million.

Laird Security Systems' products are produced by various subsidiaries based in the UK, North America and China. These products are marketed under different brand names and supplied to customers in the UK, Continental Europe, the US and Asia.

2.1 ***United States***

Laird Security Systems operates in the United States as the Amesbury Group, headquartered in Sioux Falls, South Dakota. Amesbury is itself divided into various divisions according to the type of products produced. A large proportion of the plants of the Amesbury Group are ISO14001, ISO9001 and OHSAS18001 certified. The divisions of the Amesbury Group are:

2.1.1 *Window and Door Hardware*

BSI Balance Systems

BSI-Balance Systems are manufacturers of a range of block and tackle, constant force and spiral balances for single and double hung wood, uPVC or aluminium windows for either new or replacement applications. Engineering features incorporate tilt/take out system and smooth mechanisms allowing superior sash operation. Additional products include in situ multi-adjustable hinges for french doors.

BSI-Balance Systems has grown organically through the opening of new plants in Statesville, North Carolina and Reno, Nevada. It is headquartered in Sioux Falls, South Dakota. In addition it has grown through the acquisition of Omega Constant Force Balance and the March 2006 acquisition of Balance UK, a spiral balance manufacturer based in in Martock, Somerset in the United Kingdom.

Door Hardware

Door Hardware are suppliers of painted zinc, plated zinc and solid brass door pull handles, together with single and double point lock mechanisms for sliding patio doors. The range of grip and base plate designs combined with the variety of finishes offers extensive customisation options for patio door manufacturers. In 2006 Door Hardware commenced production of an adjustable multi-point lock to fit known patio door profiles and aims to exceed industry strength requirements. Door Hardware is based in Sioux Falls, South Dakota.

Fastek Products

Fastek Products are suppliers to the window industry of custom, plastic injection-moulded and zinc die-cast components, as well as complete assemblies. Fastek can provide prototypes, pre-production test quantities and full production runs using state-of-the-art powder paint and automated assembly. Fastek's customer base includes other Amesbury Group companies as well as external customers. Fastek Products is based in Canton, South Dakota.

2.1.2 *Extrusions and Seals*

Plastic Profiles-PPI

Plastic Profiles-PPI are designers and extruders of a wide range of customised and standard profiles, primarily for window and door applications. In addition Plastic Profiles-PPI is a supplier of fully assembled floating or fixed jambliners with or without balances. A wide range of extrusion equipment is coupled to a die making capability enabling fast response to customer enquiries. The ability to process a wide variety of engineering and structural polymers gives PPI the ability to provide cost-effective profile solutions. Plastic Profiles is based in Cannon Falls, Minnesota.

Bandlock Products

Bandlock Products are manufacturers of profile extrusions and industrial vacuum couplers. Based in Ontario, California, this business was acquired in March 2006 and offers additional capacity for Plastic Profiles-PPI as well as an expanded product offering.

Foam-Tite®

Foam-Tite® are producers of a range of standard and customised sealing profiles, primarily for use in windows and doors. The products are based on a patent protected close cell foam which does not absorb water. Added to this are a number of different combinations of base, attachment devices and subsidiary sealing fins. This process is ideal for the design and manufacture of application-specific products for enhanced performance. Foam-Tite® is based in Amesbury, Massachusetts.

Textile Products

Textile Products are producers of window seals which are produced in a complete range of sizes to suit wood, metal and aluminium fabrications. Product specifications, construction and performance are varied to the needs of customers located in North America. Textile Products also manufacture pile fabrications for industrial applications. Textile Products is based in Statesville, North Carolina.

2.2 *United Kingdom*

2.2.1 *Window and Door Components*

ERA Products

ERA Products are manufacturers of ERA home security locking mechanisms for doors and windows. The products include British Standard 5-lever door locks, which are recommended by home insurance companies and crime prevention agencies, night latches and multi-point door locks. ERA Products are also suppliers of a wide range of Crompton hardware: butt hinges, builders hardware and ironmongery, as well as being specialists in architectural door hinges. ERA Products is based in Willenhall.

Laird Security Hardware

Laird Security Hardware is a supplier of a wide range of leading brand window and door hardware to the UK fabricator market. Laird Security Hardware provides complete solutions for the needs of each fabricator. Major hardware brands include Aubi, Hoppe, G-U, Securistyle and ERA. Own branded products are designed and manufactured in-house and combine high security with efficient installation and aesthetic qualities. The Saracen Secure scheme offers registered fabricators an insurance scheme for their customers when the full range of Saracen products are incorporated into the fabricator's doors or windows. Laird Security Hardware is based in Tipton.

Linear

Linear is a producer of window seals. These are produced in an extensive range of sizes to suit wood, metal and aluminium fabrications. Products seal out dust, smoke, pressure, water, noise and light. Customers are able to vary the product specifications, construction and performance according to their needs. Linear is a previous Winner of the Queen's Award for Export Achievement. Linear is based in Newton Aycliffe, County Durham.

Ventrolla

Ventrolla is able to restore, repair and upgrade the performance of sliding sash windows resulting in the reduction of air leakage and noise penetration. Ventrolla's expertise is particularly valuable where regulations restrict the replacement of such old, poorly performing windows. Ventrolla franchisees make use of Linear products in effecting sash window repairs. Ventrolla is headquartered in Harrogate, Yorkshire although its franchise network covers the majority of the United Kingdom.

EWS

EWS (Manufacturing) Limited is a manufacturer of steel reinforcement products, both in standard sections and custom designed primarily for use in uPVC window and door profiles. Profiles are mainly manufactured from galvanised mild steel and can be cut to length, pre-formed, routed and can incorporate customised features where appropriate. Aluminium spacer tube is produced in all required sizes to suit market demand, utilising precision machinery to ensure required accuracy, with laser welded joints for added strength. EWS is based in Wolverhampton.

2.2.2 *Composite Door Division*

The Composite Door Division specialises in the volume manufacturing of high specification composite doors. The design, material choice and construction methods ensure that the finished product has both aesthetic appeal and eliminates the high maintenance costs of traditional entrance doors. The doors are available in a wide range of styles, in various colour options, a choice of glazed units and a variety of door furniture and locking systems. In addition, the Composite Door Division was one of the first door suppliers to meet the PAS 23 and PAS 24 door standards along with the police "Secured by Design" status.

In 2006 the Composite Door Division started to consolidate operations into two key sites in Newent, Gloucestershire and Bromyard, Hereford and has invested in the manufacturing process, particularly in the manufacture of Glass Reinforced Polymer (GRP) doors. GRP doors are moulded, non-painted and through coloured, and have a proven track record in providing substantial benefits to both landlord and tenant.

Composite Doors are sold under the brand names Homesafe-Lindman, Securidor and Fibreplas.

2.2.3 *Laird Lifestyle Products*

Laird Lifestyle Products produces an extensive range of low maintenance PVCu windows, PVCu, Composite and GRP entrance doors, patio and French doors and conservatories. The products are marketed through leading DIY retailers, garden centres and builder's merchants throughout the UK. Laird Lifestyle is a market leader in the UK conservatory market, designing and manufacturing complete conservatories, which are guaranteed for 10 years. The design of Laird Lifestyle conservatories means they are easy to install and provides a solution for consumers looking for affordable living space. Laird Lifestyle Products is based in Peterlee, County Durham.

3. CHINA

Laird Security Systems owns a manufacturing facility located in the Chinese seaport of Ningbo, which is approximately 200 miles from Shanghai. The Ningbo facility produces a range of window and door hardware products, for export to the US and UK. Exported products are distributed by other Laird Security Systems companies, who design the product for their market and determine the specification and quality required.

Laird Security Systems employees based in Ningbo also coordinate the sourcing of third party products.

The majority of product manufactured by the Ningbo facility is for use by Laird Security Hardware. Other Group businesses that make use of Ningbo manufactured products include ERA Products in the UK and the Door and Window Hardware divisions in the US.

4. STRATEGY

Laird Security Systems obtains a competitive edge through its customer service allied to a low cost manufacturing base, currently in the Far East and with the potential to be further developed. Laird Security Systems' focus on specialist markets provides opportunities for growth. Its international reach provides advantages compared to many of its more regionally-focussed competitors. Laird Security Systems' product sales are balanced between the UK and US markets as well as between new housing and replacement markets.

Laird Security Systems seeks to leverage its international experience of manufacturing product for different markets. For example, Laird Security Systems has for many years manufactured a multi point locking system (or MPL) for the UK market. Amesbury identified a potential gap in the US housing market for a quality MPL product and, working in close conjunction with Laird Security Systems UK, have developed an MPL for sale in the US.

United Kingdom

Laird Security Systems aims to be a full range supplier within the markets in which it operates. The UK businesses comprise a number of focused businesses that aim to benefit from the corporate culture and leverage of Laird Security Systems offering an integrated value stream with the following characteristics:

- Strong customer interface characterised by strong application engineering support and high involvement in customer new product process.
- Local manufacturing to ensure high responsiveness, characterised by industry leading service levels and lead times
- Low cost manufacturing in the Far East for standard products and components
- All elements of the integrated value stream being underpinned by a comprehensive world class manufacturing programme.

United States

In the US, Laird Security Systems aims to be the leading supplier in all of the sectors of the fenestration market in which it chooses to operate. The business is focussed on being a low cost supplier that can deliver innovative and high margin complete business solutions to its customer base. Amesbury will attempt to achieve these aims through a mixture of organic growth and strategic acquisition underpinned by appropriate capital investment.

Laird Security Systems sees particular opportunities in working with its Far Eastern partner suppliers to supply products specified by its customer base. Laird Security Systems' significant experience of Far Eastern sourcing, shipping and supply chain management is regarded as a key selling point to customers who wish to access low cost sources of supply but who may lack the relevant experience.

Laird Security Systems is continuing to explore the potential for sourcing more product from low cost countries other than China.

B. OPERATING AND FINANCIAL REVIEW FOR LAIRD SECURITY SYSTEMS

The financial information in this Operating and Financial Review has been extracted without material adjustment from the historical financial information on Laird Security Systems as set out in Section C of this Part 7. The financial information in this Operating and Financial Review has been prepared in accordance with IFRS. Investors should read the whole of this prospectus and should not just rely on the summary information contained in this Operating and Financial Review.

Overview

Laird Security Systems is one of two segments within The Laird Group PLC, which is a leading global electronics and security systems group with operations in North America, Europe and across Asia. Laird is focused on two core divisions, Laird Technologies and Laird Security Systems.

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. In the US, Laird Security Systems currently has facilities in South Dakota, North Carolina, Massachusetts, Nevada, Minnesota and California. These aim to improve performance and thermal efficiency and enhance protection and security, for homes and buildings within the UK and US residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, uPVC products and window seals.

In recent years Laird Security Systems has developed and grown its business through both investment and acquisitions. In 2004 Laird Security Systems expanded its North American operations by opening a new branch on the West Coast and by completing an expansion at one of its US seals facilities. In addition, it acquired Advanced Metal Technologies, a supplier critical to its US window balances business, allowing the business to benefit from vertical integration of its supply chain.

In the UK Laird Security Systems identified composite doors as an attractive market sector and entered this sector via the acquisitions of Intron in late 2003, and Lindman in July 2004 making it the leading supplier to this market. In September 2004 Laird Security Systems acquired the business and assets of Home Doors (GB) and Houseproud, which it renamed Laird Lifestyle Products. This acquisition brought a range of door, window and conservatory products aimed predominantly at the DIY retail and builders merchant markets.

In May 2005, Laird Security Systems consolidated its position as the largest UK provider of composite doors to the growing social housing and Housing Association market with the acquisition of Securidor. In September 2005, the acquisition of Builders Hardware in California provided an expanded presence in the growing West Coast market and complemented Laird Security Systems' existing door hardware product range in the US.

The disposal of Permacell Finesse in the UK, an extruder of rigid uPVC window profiles and cellular uPVC products, was completed in September 2005. Laird Security Systems had a relatively small market share in this business segment, which was also under significant price pressure as a result of high oil and resin prices. The business was facing increasingly difficult trading conditions, and recorded an operating loss in 2005 of £0.2 million through to the point of sale.

The acquisition of Builders Hardware was followed by the acquisition of Bandlock Corporation in March 2006. Bandlock Corporation is a California based seals and extrusion business, which provides Laird Security Systems not only with the benefits of a broader product offering close to customers on the US West Coast, but also complements its existing US seals and extrusions businesses. Balance UK, acquired on 1 March 2006, supplies a range of heavy duty window balances.

During 2006 Laird Security Systems integrated two of its UK composite door businesses, Intron and Lindman, onto Intron's site with resultant savings in overheads and improved productivity. The

combined business will benefit from a full year effect of these improvements in 2007. The non-recurring costs of this closure and integration were matched by the profit on sale of the closed facility.

In addition to its operations in UK and US, Laird Security Systems has a manufacturing facility in Ningbo, China. The China facility produces a range of window and door hardware products for export to the US and UK. Exported products are distributed by other Laird Security Systems companies, who design the product for their market and determine the specification and quality required.

Customers

In 2006, approximately 54 per cent. of revenues were from the UK window and door market and 46 per cent. were from the US window and patio door market. This compares to 2005, when 57 per cent. of revenues were from the UK and 43 per cent. were from the US. Major customers within the UK include B&Q, Staybrite, Wickes and Zenith and, within the US include Andersen Corporation, Marvin Doors and Windows and Pella Corporation.

Competition

Laird Security Systems is a leader in the UK window and door hardware market, facing competition from Heywood Williams, Assa Abloy and MASCO. Within the US, the window and door market is particularly fragmented, with a number of smaller localised manufacturers. FKI and Newell Rubbermaid are the two competitors of any significant size within this market.

Selected Financial Information

Income Statement

	2006 £m	2005 £m	2004 £m
Continuing operations			
Revenue	237.7	230.9	202.7
Operating profit before amortisation of acquired intangible assets, exceptional items, management charges, write down of investments and dividends received	32.9	33.2	31.6
Amortisation of acquired intangible assets	(1.0)	(0.2)	-
Exceptional items	-	(8.4)	-
Management charges	(11.2)	(9.0)	(7.6)
Operating profit	20.7	15.6	24.0
Finance and other items:			
Finance revenue	28.0	24.6	11.2
Foreign exchange (loss)/gain in loan from combined subsidiaries	(15.1)	14.6	-
Financial instruments - fair value adjustment	12.6	(8.3)	-
Finance costs	(19.6)	(13.7)	(3.9)
Pension scheme disposal gain	-	4.8	-
Write down of investments in non combined subsidiaries	-	(6.3)	
Dividend received from non combined subsidiary	-	-	6.8
Profit before tax from continuing operations	26.6	31.3	38.1
Taxation	(10.7)	(10.9)	(11.8)
Profit for the year from continuing operations	15.9	20.4	26.3
Discontinued operations			
Loss for the year from discontinued operations	(0.9)	(5.5)	0.2
Profit for the year	15.0	14.9	26.5

Balance sheet

	2006 £m	2005 £m	2004 £m
Total assets	581.9	525.6	461.3
Total liabilities	(378.5)	(313.1)	(278.3)
Surplus on invested capital	203.4	212.5	183.0

Operating profit after divisional management costs and before management charges, exceptional items and amortisation of acquired intangible assets was £31.6 million in 2006 (2005: £31.7 million).

Financial performance

2006

In the first half of the year the UK market for replacement windows and conservatories was similar to the levels experienced during 2005. However, in the second half of the year this market sector showed signs of growth.

The UK social housing market continued to grow although there was a distinct switch in customer preference from PVC faced to GRP faced composite doors.

In the US the housing market in 2006 started strongly with good demand across all product lines. During the second quarter of the year the level of new house construction started to fall and for the second half of the year the number of residential housing units which started construction was 22 per cent. lower than the same period in 2005.

New construction in the US is estimated to provide just under half of the demand for residential windows and patio doors. It is believed that the housing renovation sector in the US has not experienced the recent level of decline seen in the new construction sector.

Sales revenue for the year was £237.7 millon, an increase of 2.9 per cent. over 2005. Organic revenue growth was slightly negative for Laird Security Systems as a whole, with a year-on-year organic decline of 4 per cent. in the UK and 3 per cent. in the USA.

Operating profit after divisional management costs and before management charges, exceptional items and amortisation of acquired intangible assets in 2006 was £31.6 million compared to £31.7 million in 2005. Commodity prices continued to trend upwards during the year and wherever possible Laird Security Systems passed these through in an increase in selling prices. The net impact of commodity price and selling price increases was broadly neutral over the year as a whole.

2005

Laird Security Systems' markets were mixed in 2005. In the UK the overall housing market slowed, as did the renovation market, while the markets for replacement windows and conservatories were particularly hard hit. In contrast, the UK social housing market, where Laird Security Systems is a major supplier of composite doors, remained buoyant.

In the US, the market overall continued to be favourable across all of Laird Security Systems' product lines. In particular the renovation market remained relatively buoyant, as geographically did the Southern US and West Coast markets overall.

Laird Security Systems delivered a solid performance in 2005, with continuing revenue up 14 per cent. to £230.9 million in the year, compared with £202.7 million in 2004. Organic revenue growth was flat overall for Laird Security Systems as a whole, with a decline of 10 per cent. in the UK being offset by positive organic growth of 15 per cent. in the US.

UK revenue from continuing businesses in 2005 was £130.6 million. Of this, 29 per cent. represented window hardware, 27 per cent. doors, 22 per cent. door hardware, and 12 per cent. windows and conservatories.

US revenue in 2005 was £100.2 million. Of this, 60 per cent. represented window hardware, 18 per cent. seals, 12 per cent. door hardware and 10 per cent. uPVC extrusions.

Operating profit after divisional management costs and before management charges, exceptional items and amortisation of acquired intangible assets in 2005 was £31.7 million compared to £30.8 million in 2004.

Commodity prices remained volatile overall. Through carefully managing the relationship between input and output pricing, Laird Security Systems was able to contain the adverse effect of higher commodity prices in the year to some £1.0 million.

New Business and Developments

In the US work commenced on a larger, replacement facility for window hardware on the East Coast. This area has been the source of much of the window hardware growth over previous years and this expansion will enable that growth to continue. The project was completed on schedule and the business relocated during early 2007.

The integration of the recent acquisitions with Laird Security Systems' existing businesses continued through 2006 with one joint purchasing initiative delivering an immediate cost reduction. Further synergy benefits from product range rationalisation and technology transfer are anticipated to be realised from 2007 onwards.

Laird Security Systems commenced work on several new and innovative product development and manufacturing processes both in the UK and in the US. In the UK the development has centred on the composite door business and will result in a product with improved aesthetics and distinctive selling features but at lower manufacturing cost. In the US a new range of window hardware is being developed in conjunction with an existing customer. This range of products will enable Laird Security Systems to compete in a sector of the market in which it currently has negligible presence. These projects are forecast to start delivering benefits during 2007.

Current trading conditions

In the first two months of 2007 UK and US order intakes and revenues have been in line with expectations.

Capital resources

Funding

In addition to shareholders equity, Laird Security Systems is able to generate cash flow surpluses from its operating activities, as shown below.

	2006 *£m*	*2005* *£m*	*2004* *£m*
Net cash flows from operating activities	13.8	14.5	18.2
Cash flow from investing activities			
Interest received	28.0	24.6	11.2
Acquisition of businesses (net of cash acquired)	(14.5)	(9.5)	(11.3)
Purchase of property, plant and equipment	(5.7)	(5.5)	(7.0)
Inflow from sale of businesses	(4.2)	7.4	20.6
Proceeds from sales of property, plant and equipment	2.9	-	0.3
Net cash flows from investing activities	6.5	17.0	13.8
Cash flows from financing activities			
Interest paid	(19.6)	(13.7)	(4.0)
Repayment of borrowings	(3.3)	(3.1)	(18.2)
Increase/(decrease) in amounts owed to Laird PLC and subsidaries	5.9	(13.3)	(6.4)
Dividends paid to shareholders	(0.2)	-	(5.0)
Net cash flows from financing activities	(17.2)	(30.1)	(33.6)
Effects of movements in foreign exchange rates	(0.2)	-	0.1
Increase/(decrease) in cash and cash equivalents for the year	2.9	1.4	(1.5)

Trading cash flow and borrowings

In the year ended 31 December 2006, Laird Security Systems generated a trading cash flow surplus (before dividends, spend on acquisitions and exceptional items) of £13.8 million.

Dividends amounting to £0.2 million, spend on acquisitions of £14.5 million and exceptional cash costs of £0.5 million were all funded during the period from the trading cash flow. This is analysed further in the historic financial information on Laird Security Systems, included in Section C of this Part 7 of this prospectus.

At the end of December 2006, Laird Security Systems had total borrowings of £323.1 million. These borrowings were arranged and funded via Laird Security Systems' parent company, The Laird Group PLC, with the exception of US$50 million of private placement notes which were issued by Laird Inc, which is part of the Laird Security Systems division.

Loan facilities

The majority of Laird Security Systems' funding requirements are met by its parent company, The Laird Group PLC. The Laird Group PLC managed this through inter-company arrangements.

The Laird Security Systems' US holding company, Laird Inc, has in issue £25.6 million (US$ 50 million) of private placement notes, which are repayable between 2008 and 2014.

In addition there are uncommitted facilities such as overdrafts and money market lines.

Laird Security Systems treasury policy

Laird Security Systems is dependant on its parent company, The Laird Group PLC for treasury services. The Laird Group PLC has a centralised treasury function whose primary role is to manage funding, liquidity and financial risks for the entire Laird Group.

Currency

Laird Security Systems' revenues and profits are affected by currency movements on translating overseas revenue and profits into sterling for reporting purposes. Transactional exchange gains and losses, arising from the sale or purchase of goods and services not denominated in the Laird Security Systems entities' local currencies, largely impact upon the UK business which imports components, sub-assemblies and finished products from Asia.

Loan covenants

All loan covenants calculations are based on the consolidated results of the The Laird Group PLC, which include Laird Security Systems and other businesses which are not the subject of this transaction.

Restrictions on the transfer of funds

Laird Security Systems' Chinese entity is not permitted to make loans to other entities outside China, but distributions are permitted from reserves other than current year reserves from audited accounts.

Pensions

Laird Security Systems has three defined benefit schemes, which have a deficit of £1.4 million, measured on an IAS19 basis at 31 December 2006.

Capitalisation and indebtedness for Laird Security Systems

The financial information in the following tables has been extracted without material adjustment from the historical financial information on Laird Security Systems set out in Section C of this Part 7.

The following table shows the capitalisation and indebtedness of Laird Security Systems as at 31 December 2006:

	As at 31 December 2006 £m
Total current debt	
Guaranteed	-
Secured	-
Unguaranteed/unsecured	(0.6)
Finance lease obligations	(0.2)
	(0.8)
Total non-current debt	
Guaranteed	(25.6)
Secured	-
Unguaranteed/unsecured	-
Finance lease obligations	(0.1)
	(25.7)
Net indebtedness	
Cash and cash equivalents	7.5
Trading securities	-
	7.5
Current financial liability	
Current bank debt	(0.6)
Current portion of bonds issued	-
Other current financial debt	(0.2)
Current financial debt	(0.8)
Net current financial indebtedness	
Non-current bank loans	-
Bonds issued	(25.6)
Other non-current loans	(0.1)
Non-current financial indebtedness	(25.7)
Net financial indebtedness	(19.0)

Laird Security Systems currently has no indirect or contingent indebtedness.

C. HISTORICAL FINANCIAL INFORMATION ON LAIRD SECURITY SYSTEMS

Combined income statement

for the years ended 31 December

	Note	2006 £m	2005 £m	2004 £m
Continuing operations				
Revenue	3	237.7	230.9	202.7
Operating profit before amortisation of acquired intangible assets, exceptional items, management charges, write down of investments and dividends received		32.9	33.2	31.6
Amortisation of acquired intangible assets		(1.0)	(0.2)	-
Exceptional items	6	-	(8.4)	-
Management charges	7	(11.2)	(9.0)	(7.6)
Operating profit	5	20.7	15.6	24.0
Finance and other items:				
Finance revenue	9	28.0	24.6	11.2
Foreign exchange (loss)/gain in loan from non combined subsidiaries		(15.1)	14.6	-
Financial instruments - fair value adjustment		12.6	(8.3)	-
Finance costs	9	(19.6)	(13.7)	(3.9)
Pension scheme disposal gain	33	-	4.8	-
Write down of investments in non combined subsidiaries	14	-	(6.3)	-
Dividend received from non combined subsidiary	3	-	-	6.8
Profit before tax from continuing operations		26.6	31.3	38.1
Taxation	10	(10.7)	(10.9)	(11.8)
Profit for the year from continuing operations		15.9	20.4	26.3
Discontinued operations				
(Loss)/profit for the year from discontinued operations	11	(0.9)	(5.5)	0.2
Profit for the year		15.0	14.9	26.5

Statement of recognised income and expense

for the years ended 31 December

	Note	2006 £m	2005 £m	2004 £m
Profit for the year		15.0	14.9	26.5
Actuarial losses on retirement benefit obligations	33	(0.1)	(4.5)	(2.3)
Exchange differences on retranslation of overseas net investments		(23.5)	16.6	(8.3)
Financial instruments - fair value adjustments	27	(0.3)	-	-
Total income and expense recognised directly in the surplus on invested capital		(23.9)	12.1	(10.6)
Total income and expense recognised during the year		(8.9)	27.0	15.9
Restatement for the effects of IAS 32 and 39		-	2.5	-
Total income and expense recognised for the year		(8.9)	29.5	15.9

Combined balance sheet
for the years ended 31 December

	Note	2006 £m	2005 £m	2004 £m
Assets				
Non-current assets				
Property, plant and equipment	13	27.4	30.5	34.1
Investments	14	1.3	1.3	1.6
Intangible assets	15	57.0	48.5	39.6
Deferred tax assets	24	2.7	3.7	-
Amounts owed by The Laird Group PLC and its subsidiaries	22	411.5	369.8	307.1
Other non-current assets		0.7	0.5	0.6
		500.6	454.3	383.0
Current assets				
Inventories	17	38.4	35.3	38.4
Trade and other receivables	18	33.1	30.8	35.2
Income tax receivable		2.3	-	-
Cash and cash equivalents	19	7.5	5.2	4.7
		81.3	71.3	78.3
Liabilities				
Current liabilities				
Borrowings	20	(0.8)	(4.4)	(4.6)
Trade and other payables	21	(29.8)	(33.7)	(35.9)
Amounts owed to The Laird Group PLC and its subsidiaries	22	(138.4)	(77.1)	(49.5)
Current tax liabilities		(9.2)	(6.9)	(2.4)
Provisions	25	(0.7)	(1.0)	(0.7)
		(178.9)	(123.1)	(93.1)
Net current liabilities		(97.6)	(51.8)	(14.8)
Non-current liabilities				
Borrowings	20	(25.7)	(29.4)	(29.4)
Derivative financial instruments		(0.3)	-	-
Amounts owed to The Laird Group PLC and its subsidiaries	22	(158.2)	(146.4)	(146.0)
Deferred tax liabilities	24	(7.9)	(7.5)	(2.4)
Retirement benefit obligations	33	(1.4)	(1.4)	(6.1)
Other non-current liabilities	26	(0.2)	(0.1)	(0.2)
Provisions	25	(5.9)	(5.2)	(1.1)
		(199.6)	(190.0)	(185.2)
Surplus on invested capital	29	203.4	212.5	183.0

Consolidated cash flow statement
for the years ended 31 December

	Note	2006 £m	2005 £m	2004 £m
Cash flows from operating activities	30			
Cash generated from operations		19.9	17.6	27.6
Tax paid		(6.1)	(3.1)	(9.4)
Net cash flows from operating activities		13.8	14.5	18.2
Cash flow from investing activities				
Interest received		28.0	24.6	11.2
Acquisition of businesses (net of cash acquired)		(14.5)	(9.5)	(11.3)
Purchase of property, plant and equipment		(5.7)	(5.5)	(7.0)
Inflow from sale of businesses		(4.2)	7.4	20.6
Proceeds from sales of property, plant and equipment		2.9	-	0.3
Net cash flows from investing activities		6.5	17.0	13.8
Cash flows from financing activities				
Interest paid		(19.6)	(13.7)	(4.0)
Repayment of borrowings		(3.3)	(3.1)	(18.2)
Increase/(decrease) in amounts owed to Laird PLC and subsidiaries		5.9	(13.3)	(6.4)
Dividends paid to shareholders		(0.2)	-	(5.0)
Net cash flows from financing activities		(17.2)	(30.1)	(33.6)
Effects of movements in foreign exchange rates		(0.2)	-	0.1
Increase/(decrease) in cash and cash equivalents for the year		2.9	1.4	(1.5)
Cash and cash equivalents at 1 January	30	4.6	3.2	4.7
Cash and cash equivalents at 31 December	30	7.5	4.6	3.2

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Laird Security Systems forms one of two divisions within The Laird Group PLC, the other being Laird Technologies. The principal businesses within Laird Security Systems, all of which are 100 per cent. owned, are:

Legal entities	*Note*	*Year of acquisition*	*Nature of business*
Trading companies			
Laird Security Hardware Limited	1		Window and door hardware
Laird Security Systems (Ningbo) Limited	5		Window and door hardware
ERA Products Limited	1		Window and door hardware
EWS (Manufacturing) Limited	1		Window components
Linear Limited	1		Building seals
Ventrolla Limited	1		Weather seal installation
Intron Limited	1		Composite doors
Laird Lifestyle Products Limited	1	2004	Conservatories and doors
Securidor Limited	1	2005	Composite doors
Balance UK Limited	1	2006	Window components
Amesbury Door Hardware, Inc. (California)	2		Window components
Amesbury Door Hardware, Inc. (Delaware)	2		Window components
Amesbury Group, Inc.	2		Building seals
Amesbury Group - Plastic Profiles, Inc.	2		Window components
Bandlock Corporation	2	2006	Custom extrusions
Fastek Products, Inc.	2		Window and door hardware
Builders Hardware, Inc.	2	2005	Window and door hardware
Holding companies			
Laird Security Systems UK Limited	3		Holding company
Laird Inc	4		Holding company

1. Legal entities incorporated in the UK, with an immediate parent of Laird Security Systems UK Limited as at 31 December 2006.
2. Legal entities incorporated in the USA, with an immediate parent of Laird Inc. as at 31 December 2006.
3. Incorporated in the UK
4. Incorporated in the USA. Laird Inc is also the holding company of various companies that are not part of Laird Security Systems. These companies will be retained by The Laird Group PLC after the proposed disposal of Laird Security Systems
5. Incorporated in China

The Laird Security Systems companies have not previously constituted a legal group and hence consolidated historical financial information does not exist. Accordingly, the financial information, which has been prepared specifically for the purpose of the prospectus, is prepared on a basis that combines the results and assets and liabilities of the above companies as extracted from applicable individual financial returns prepared for consolidation purposes within The Laird Group PLC. Adjustments have been made to eliminate all significant transactions and balances between companies within Laird Security Systems and to reflect items previously recorded at a Laird Group level.

The combined financial information has been prepared in accordance with the requirements of the PD regulation including the implementing regulation as regards issuers with complex financial histories, the Listing Rules, the AIM rules and in accordance with this basis of preparation. The basis of preparation describes how the financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU), except as described below.

IFRSs as adopted by the EU do not provide for the preparation of combined financial information and accordingly in preparing the combined financial information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 (Investment Reporting Standard applicable to public reporting engagements on historical financial information) issued by the UK Auditing Practices Board have been applied. The application of these conventions results in the following depatures from IFRSs as adopted by the EU. In all other respects IFRSs as adopted by the EU have been applied.

- The combined financial information does not comply with IAS 27 - Consolidated and Separate Financial Statements - because, as explained above, the Laird Security Systems companies have not previously constituted a legal group and do not have a common parent company. Consequently, Laird Security Systems is not permitted by IAS 27 to present consolidated financial information. The financial information has therefore been prepared on a combined basis by applying the principles underlying the consolidation procedures of IAS 27.

- The combined financial information does not comply with IAS 27 - Consolidated and Separate Financial Statements - because, as detailed in note 14, certain subsidiaries of Laird Inc as at 31 December 2006 will be retained by Laird PLC after the proposed disposal of Laird Security Systems. The results and balance sheets of these subsidiaries have not been included in the combined financial information. Inter-company balances and transactions between these subsidiaries and the Laird Security Systems companies are separately identified in the combined financial information.

- As the historical financial information has been prepared on a combined basis Laird Security Systems is unable to measure earnings per share. Accordingly, the requirement of IAS 33 - Earnings per Share - to disclose earnings per share has not been complied with.

- The combined financial information does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1 and, consequently, Laird Security Systems does not make an explicit and unreserved statement of compliance with IFRS as contemplated by paragraph 14 of IAS 1. A company is only permitted to apply the first-time adoption rules of IFRS 1 - First-time adoption of International Financial Reporting Standards - in its first set of financial statements where such an unreserved statement of compliance has been made. Although such a statement has not been made here the combined financial information has been prepared as if the date of transition to IFRS is 1 January 2004, the beginning of the first period presented, and the requirements of IFRS 1 have been applied as of that date.

The accounting policies used in preparing the combined financial information for the years ended 31 December 2004, 2005 and 2006 are set out below. These accounting policies have been consistently applied to all the periods presented unless otherwise stated.

The combined financial information for the Laird Security Systems companies ("the Group") has been prepared on a historical cost basis, except for certain classes of property, plant and equipment for which their re-valued cost as at 1 January 2004 has been taken as deemed cost as part of the First-Time Adoption of IFRS at that date. In addition, derivatives and financial, instruments have been measured at fair value as at 1 January 2005.

The combined financial information is presented in pounds sterling (£) and all monetary amounts are rounded to the nearest tenth of £1 million except when otherwise indicated.

The Group's deemed transition date to IFRS is 1 January 2004. The rules for first-time adoption of IFRS are set out in IFRS 1, First-time Adoption of International Financial Reporting Standards.

IFRS 1 allows certain exemptions in the application of particular Standards to prior periods in order to assist companies with the transition process. The Group has applied the following exemptions: i) The revalued amounts for property, plant and equipment under previous GAAP have been deemed as cost ii) The Group has deemed cumulative translation differences for foreign operations to be zero at the date of transition; any gains and losses on subsequent disposals of foreign operations will therefore not include translation differences arising prior to the transition date, and iii) IFRS 3 is applied as from 1 January 2004 and not retrospectively to past business combinations.

The Group has taken advantage of the exemption in IFRS 1 and has not restated its results for the year ended 31 December 2004 for the effects of IAS 32 and 39.

Basis of combination

The combined financial information sets out the Group's financial position as of 31 December 2004, 2005 and 2006 and operations and cash flows for the three years then ended.

Subsidiaries are those enterprises controlled by the Group regardless of the amount of shares owned by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Subsidiaries are combined from the date on which control transferred to the Group and cease to be combined from the date on which control is transferred out of the Group.

The financial statements of subsidiaries are prepared for the same reporting periods using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from intra-Group transactions, have been eliminated on combination. Unrealised losses are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

It is not meaningful to show share capital or an analysis of reserves for the Group. The net assets are represented by the cumulative investment of the Laird Group which is shown as "surplus on invested capital".

The surplus on invested capital comprises share capital and reserves of Laird Security Systems companies after eliminating investments in Laird Security Systems companies and adjusting for certain balances previously recorded at a Laird Group level.

The combined financial information reflects overheads (including management charges), interest receipts and payments (including those on funding balances with other companies in the Laird Group), and tax charges actually incurred in the year by the companies within Laird Security Systems. Accordingly:

- As the combined financial information has not been adjusted for any differences which may exist between amounts charged to Laird Security Systems companies for services provided by other Laird Group companies and the costs which would have been incurred by Laird Security Systems had it not been part of the Laird Group, the overheads reflected in the combined financial information may not be representative of future results;

- Interest payable and receivable shown in the combined financial information includes interest payable and receivable on that part of Laird's investment in Laird Security Systems that has historically taken the form of intra-group funding balances, whereas future net interest costs will depend on the new capital structure of Laird Security Systems;

- The tax charge included in the combined financial information reflects the aggregate of the tax charges actually incurred by those companies making up Laird Security Systems. These tax charges reflect benefits, reliefs or charges which arose as a result of membership of Laird Group tax group. Also, tax liabilities which may arise from the separation of Laird Security Systems from Laird Group tax groups have not been reflected in the combined financial information. The tax position shown by the combined financial information is therefore not necessarily representative of the tax position of Laird Security Systems under separate ownership.

Principal accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires the directors to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported income and expense during the reporting periods. Although these judgements and assumptions are based on the directors' best knowledge of the amount, events or actions, actual results may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are the measurement and impairment of goodwill and the measurement of defined benefits pension obligations. The measurement of intangible assets other than goodwill on a business combination involves estimation of the future cash flows and the selection of a suitable discount rate. The group determines whether goodwill is impaired on an annual basis and this requires an estimation of the value in use of the cash generating units to which the intangible assets are allocated. This involves estimation of future cash flows and choosing a suitable discount rate (see note 15). Measurement of defined benefit pension obligations requires estimation of the future changes in salaries and inflation, as well as mortality rates, the expected return on assets and the selection of a suitable discount rate (see note 33).

The accounting policies set out below have been used to prepare the combined financial information.

Currency translation

The financial statements for each of the Group's subsidiaries are prepared using its functional currency. The functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Group is sterling.

Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are translated at the rates of exchange ruling at the balance sheet date.

In the Group accounts the results and cash flows of overseas subsidiaries are translated into sterling using weighted average rates of exchange for the period. Net investments in overseas subsidiaries are translated into sterling at the rates of exchange ruling at the balance sheet date. Exchange differences arising from retranslating opening net investments and the retained profits for the period of overseas subsidiaries, less exchange differences on foreign currency borrowings that provide a hedge against overseas investments, are shown as movements in the surplus on interest capital. All other exchange differences are dealt with in the Income Statement for the period.

Exchange differences arising from 1 January 2004 are recognised as a separate component of the surplus on invested capital. On disposal of a foreign operation, any cumulative exchange differences held in the surplus on invested capital that relate to the disposed operation are transferred to the Income Statement.

Revenue recognition

Revenue is measured at the fair value of consideration received and excludes intra-group sales and value-added taxes and represents net invoice value.

Revenue is recognised when the significant risks and rewards of ownership have been transferred to a third party, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Group.

Retirement benefit obligations

Under IAS 19 the assets and liabilities of defined benefit pension plans are recognised at fair value in the balance sheet and the operating and financing costs of defined benefit pension plans are recognised in the Income Statement as operating costs and interest costs respectively. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions are recognised immediately in the Statement of Recognised Income and Expense (SORIE).

The Group's accounting policy for pensions applies the option allowed under IAS 19 to take actuarial gains and losses directly to the surplus on invested capital through the SORIE in the period in which they occur.

The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit method, which attributes entitlement to benefits to the current period (to determine current service cost) and to the current and prior periods (to determine the present value of defined benefit obligation) and is based on actuarial advice. The assets of defined benefit plans are recognised at fair value in the balance sheet and the liabilities are recognised at present value using a high quality corporate bond rate.

Contributions to defined contribution schemes are recognised in the Income Statement in the period in which they become payable.

Share based payments

In accordance with the transitional provisions of IFRS 2, the expense recognised in the Income Statement relates to equity settled grants made after 7 November 2002 that had not vested on 1 January 2005.

The fair value of Long Term Incentive Plan (LTIP) shares awarded is estimated at the date of award, using a Monte Carlo simulation technique, taking into account the terms and conditions upon which the LTIP shares were awarded including market based performance conditions. The fair value of share options granted is estimated at the date of grant using a binomial lattice method of calculation, taking into account the terms and conditions upon which share options were granted. Non-market company performance conditions are not taken into account when estimating the fair value.

No expense is recognised for grants that do not ultimately vest and charges previously made are reversed except that an expense is recognised for awards where vesting is conditional upon a market condition and these are treated as vesting irrespective of whether or not the market condition is satisfied, provided all the other performance conditions are satisfied.

At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management's best estimate of the achievement or otherwise of non-market conditions, the number of equity instruments that will ultimately vest or in the case of an instrument subject to a market condition, be treated as vesting as described above. The movement in cumulative expense since the previous balance sheet date is recognised in the Income Statement, with a corresponding entry in the surplus on invested capital.

Where the terms for an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share based payment, or is otherwise beneficial to the employee as measured at the date of modification.

In circumstances where the equity settled grant is cancelled or settled, it is treated as if it had vested on the date of cancellation or settlement, and any expense not yet recognised for the grant is recognised immediately.

Intangible assets

Acquired intangible assets, including patents, trade secrets, brand names and customer relationships, are recognised separately from goodwill and capitalised at fair value and amortised over their estimated useful economic lives. Amortisation is charged to the Income Statement on a straight-line basis. The estimated useful life of an intangible asset ranges between 5 and 17 years depending on its nature.

Research and development

Research and development expenditure is expensed as it is incurred, except for certain development costs, which are capitalised as intangible assets when it is probable that the development project will be commercially viable, and certain criteria, including commercial and technological feasibility have been met. Intangible assets arising in this manner are amortised over their useful economic lives, from the product launch date, which is typically less than two years. Intangible assets relating to products in the development phase, both internally generated and externally acquired, are subject to an impairment review at each balance sheet date, or earlier should indication of impairment arise. Any impairment losses are written off immediately to income.

Goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets.

Goodwill arising on acquisitions is capitalised and subject to impairment review, both annually and when there are indications that the carrying value may not be recoverable.

Goodwill arising on acquisitions before 1 January 2004 has been retained at the previous UK GAAP amounts, subject to being tested for impairment at that date. Goodwill set off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Income taxes

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is recognised on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction effects neither accounting nor taxable profit or loss;
- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be

controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits or tax losses can be utilised.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the related asset is realised or liability is settled, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Income tax is charged or credited directly to the surplus on invested capital if it relates to items that are credited or charged to the surplus on invested capital. Otherwise income tax is recognised in the Income Statement.

Dividends

Dividends paid are charged to the surplus on invested capital on the earlier of the date of payment or the date on which they become a legal liability of the Group.

Interest

Interest is recognised in the Income Statement using the effective interest method.

Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Cost comprises the purchase price and directly attributable costs, for example, initial delivery and handling costs and installation and assembly costs.

Freehold land and assets under construction are not depreciated. For all other property, plant, and equipment depreciation is calculated on a straight line basis to allocate cost less residual values of the assets over their useful lives as follows:

Freehold buildings	50 years or less
Leasehold land and buildings	50 years or the lease term if less
Computer equipment	5 years or less
Motor vehicles	4 years
Other plant and machinery	13 years or less

A proportion of one year's depreciation is charged in the year the asset comes into service or is sold.

Residual values and useful lives are reviewed at least at each financial year end.

Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognised in the Income Statement in those expense categories consistent with the function of the impaired asset.

Leases

Where the Group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. All other leases are treated as operating leases, and are expensed to the Income Statement as incurred.

Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or the useful life of the asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are included as appropriate under current, or non-current, trade and other payables. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Segment reporting

The Group's primary reporting format is geographical segments. A geographical segment is a component of the Group that operates within a particular economic environment and is subject to risks and returns that are different from those of components operating in other economic environments.

Exceptional items

These items are presented within the relevant Income Statement category. The separate reporting of exceptional items helps provide a better indication of the Group's underlying business performance. Events which may give rise to the classification of items as exceptional include the restructuring of businesses, the integration of new businesses, gains or losses on the disposal of businesses, and asset impairments.

Financial assets

Financial assets include cash and cash equivalents, inter-company loans and receivables, investments and trade receivables. Trade receivables are recognised and carried at the lower of their original invoiced value and recoverable amount. Where the time value of money is material, receivables are carried at amortised cost. Provision is made when there is objective evidence that the Group will not be able to recover balances in full. Balances are written off when the probability of recovery is assessed as being remote. The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired.

Inter-company loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available for sale. Such assets are carried at amortised cost. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired.

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced, with the amount of the loss recognised in the Income Statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the Income Statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Derivative financial assets are classified as held for trading, unless they are designated as hedging instruments. These assets are carried in the balance sheet at fair value with gains or losses in value being recognised in the Income Statement.

Held to maturity investments are carried at amortised cost. Gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

All financial liabilities are initially recognised at fair value. Measurement after initial recognition is at amortised cost, with the changes in the carrying amount being taken through the Income Statement.

Interest bearing loans and borrowings

All loans and borrowings are initially recognised at fair value less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses arising on the repurchase, settlement or otherwise cancellation of liabilities are recognised respectively in finance income and finance expense.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Derivative financial instruments and hedging

The Group may use derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. From 1 January 2005, such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Any gains or losses arising from changes in the fair value of derivatives that do not qualify for hedge accounting are taken to the Income Statement. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For those contracts designated as hedges the hedging relationship is documented at its inception. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how effectiveness will be measured throughout its duration. Such hedges are tested, both at inception to ensure they are expected to be effective and periodically throughout their duration to assess continuing effectiveness.

Cash flow hedges

For cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss. Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If a forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs and are transferred to the income statement or to the initial carrying amount of a non-financial asset or liability as above. If the related transaction is not expected to occur, the amount is taken to profit or loss.

Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity in three months or less.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Inventories

Inventories are stated at the lower of cost or net realisable value. For finished goods and work in progress, cost includes directly attributable costs and certain overhead expenses (principally administration costs) are excluded. Net realisable value is determined as estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling, and distribution.

Provisions

These comprise liabilities of uncertain timing or amount. Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions for restructuring are recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced on or before the balance sheet date. Provisions are discounted where the time value of money is material.

New Standards and Interpretations not applied

The IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements:

International Accounting Standards (IAS/IFRS)		*Effective date*
IFRS 7	Financial Instruments: Disclosures	1 January 2007
IFRS 8	Operating Segments	1 January 2009
IAS 1	Amendment - Presentation of Financial Statements: Capital Disclosures	1 January 2007

International Financial Reporting Interpretations Committee (IFRIC)		*Effective date*
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	1 March 2006
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006
IFRIC 10	Interim Financial Reporting and Impairment	1 November 2006
IFRIC 11	IFRS 2 - Group and Treasury Share Transactions	1 March 2007
IFRIC 12	Service Concession Arrangements	1 January 2008

The Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.

Upon adoption of IFRS 7, the Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

2. SEGMENTAL ANALYSIS

Primary reporting format – geographical segments

The Group manages its business on a global basis. The operations are based in three main geographical areas. The segment revenue analysis in the below table is based on the location of the customer. Segment assets and additions are based on location of production.

	UK			*North America*		
	2006	*2005*	*2004*	*2006*	*2005*	*2004*
	£m	*£m*	*£m*	*£m*	*£m*	*£m*
Continuing operations						
Revenue[(ii)]	129.3	130.6	118.3	108.2	100.2	84.3
Segment result before:	16.1	16.6	11.0	16.7	16.5	20.5
Amortisation of acquired intangible assets	(0.3)	(0.2)	-	(0.7)	-	-
Exceptional items	-	(8.4)	-	-	-	-
Management charges	(7.2)	(5.7)	(4.7)	(4.0)	(3.3)	(2.9)
Operating profit	8.6	2.3	6.3	12.0	13.2	17.6
Finance revenue	-	0.1	0.1	28.0	24.5	11.1
Finance costs	(0.2)	(0.1)	-	(19.4)	(13.5)	(3.8)
Other[(i)]	-	4.8	-	(2.5)	-	6.8
Profit before tax	8.4	7.1	6.4	18.1	24.2	31.7
Taxation	(1.0)	-	(2.8)	(9.7)	(10.9)	(9.0)
Profit for the year from continuing operations	7.4	7.1	3.6	8.4	13.3	22.7
Discontinued operations						
Revenue	-	18.4	30.6	-	-	-
Segment result	-	(0.2)	1.4	-	-	-
(Loss)/profit on disposal	(0.3)	(7.6)	(1.0)	(1.8)	(0.6)	-
(Loss)/profit before tax	(0.3)	(7.8)	0.4	(1.8)	(0.6)	-
Taxation	0.1	2.3	(0.2)	1.1	0.6	-
(Loss)/profit for the year from discontinued operations	(0.2)	(5.5)	0.2	(0.7)	-	-
Profit for the year	7.2	1.6	3.8	7.7	13.3	22.7
Total segment assets	96.0	83.1	100.0	479.9	435.6	358.1
Total segment liabilities	29.7	33.8	36.8	345.4	278.0	240.2
Other segment items						
Capital expenditure	2.5	3.9	2.6	3.1	1.6	3.5
Acquisition of assets	3.7	5.9	2.9	10.8	3.6	8.4
Total additions	6.2	9.8	5.5	13.9	5.2	11.9
Depreciation	1.8	1.6	1.3	3.4	4.1	4.4
Amortisation of intangible assets	0.3	0.2	-	0.7	-	-

(i) Includes foreign exchange losses and gains, fair value adjustments for financial instruments, gain on the disposal of pension scheme, write down of investments in non combined subsidiaries and dividend received from non combined subsidiary.

(ii) Inter-segment sales from China of £9.8 million in 2006 (2005: £6.2 million; 2004: £4.1 million).

	China			Total		
	2006	*2005*	*2004*	*2006*	*2005*	*2004*
	£m	*£m*	*£m*	*£m*	*£m*	*£m*
Continuing operations						
Revenue(ii)	0.2	0.1	0.1	237.7	230.9	202.7
Segment result before:	0.1	0.1	0.1	32.9	33.2	31.6
Amortisation of acquired intangible assets	-	-	-	(1.0)	(0.2)	-
Exceptional items	-	-	-	-	(8.4)	-
Management charges	-	-	-	(11.2)	(9.0)	(7.6)
Operating profit	0.1	0.1	0.1	20.7	15.6	24.0
Finance revenue	-	-	-	28.0	24.6	11.2
Finance costs	-	(0.1)	(0.1)	(19.6)	(13.7)	(3.9)
Other(i)	-	-	-	(2.5)	4.8	6.8
Profit before tax	0.1	-	-	26.6	31.3	38.1
Taxation	-	-	-	(10.7)	(10.9)	(11.8)
Profit for the year from continuing operations	0.1	-	-	15.9	20.4	26.3
Discontinued operations						
Revenue	-	-	-	-	18.4	30.6
Segment result	-	-	-	-	(0.2)	1.4
(Loss)/profit on disposal	-	-	-	(2.1)	(8.2)	(1.0)
(Loss)/profit before tax	-	-	-	(2.1)	(8.4)	0.4
Taxation	-	-	-	1.2	2.9	(0.2)
(Loss)/profit for the year from discontinued operations	-	-	-	(0.9)	(5.5)	0.2
Profit for the year	0.1	-	-	15.0	14.9	26.5
Total segment assets	6.0	6.9	3.2	581.9	525.6	461.3
Total segment liabilities	3.4	1.3	1.3	378.5	313.1	278.3
Other segment items						
Capital expenditure	0.1	-	0.4	5.7	5.5	6.5
Acquisition of assets	-	-	-	14.5	9.5	11.3
Total additions	0.1	-	0.4	20.2	15.0	17.8
Depreciation	0.1	-	0.1	5.3	5.7	5.8
Amortisation of intangible assets	-	-	-	1.0	0.2	-

(i) Includes foreign exchange losses and gains, fair value adjustments for financial instruments, gain on the disposal of pension scheme, write down of investments in non combined subsidiaries and dividend received from non combined subsidiary.

(ii) Inter-segment sales from China of £9.8 million in 2006 (2005: £6.2 Million; 2004: £4.1 million).

Secondary reporting format – business segment

The Laird Security Systems group operates in the thermal efficiency and home security residential building market, being one segment.

3. REVENUE

Revenue disclosed in the Income Statement is analysed as follows:

	2006 £m	2005 £m	2004 £m
Sale of goods			
Total	237.7	249.3	233.3
Less: from discontinued operations	-	(18.4)	(30.6)
Revenue	237.7	230.9	202.7
Finance revenue	28.0	24.6	11.2
Dividend revenue	-	-	6.8
Total revenue	265.7	255.5	220.7

4. EXCHANGE RATES

The results and cash flows of overseas subsidiaries are translated into sterling using weighted average rates of exchange for the year. The principal rates used were as follows:

	Average			*Closing*		
	2006	*2005*	*2004*	*2006*	*2005*	*2004*
US Dollars	1.85	1.82	1.83	1.96	1.72	1.92
Renminbi	14.70	14.90	15.18	15.28	13.85	15.89

5. OPERATING PROFIT

	2006 £m	2005 £m	2004 £m
Revenue	237.7	230.9	202.7
Cost of sales	(178.8)	(174.6)	(145.3)
Gross profit	58.9	56.3	57.4
Administration expenses	(38.2)	(40.7)	(33.4)
Operating profit before finance costs and tax	20.7	15.6	24.0

Included in administration expenses are £nil (2005 £8.4 million, 2004 £nil) of exceptional items as described in note 6 to the combined financial statements and £1.0 million (2005 £0.2 million, 2004 £nil) of amortisation relating to acquired intangible assets.

	2006 Continuing operations £m	2005 Continuing operations £m	2005 Discontinued £m	2004 Continuing operations £m	2004 Discontinued £m
Profit for the year is stated after charging the following items:					
Staff costs	50.3	67.1	3.6	46.5	5.4
Cost of inventories recognised as an expense (included in cost of sales)	140.2	129.7	11.1	41.6	88.5
Research and development expenditure					
Incurred	1.2	1.3	0.1	1.3	0.2
Capitalised	(0.2)	-	-	-	-
Depreciation and amortisation					
Property, plant and equipment	5.3	4.9	0.8	4.6	1.2
Intangible assets	1.0	0.2	-	-	-
Operating lease rentals					
Hire of plant and machinery	1.1	1.2	0.2	0.8	0.3
Other	3.0	2.7	0.3	1.8	0.3
Auditors' remuneration					
Audit fees					
- financial statements	0.2	0.1	-	0.1	-
- local statutory audits	0.1	0.1	-	0.1	-
Tax fees					
- Compliance services	0.1	0.1	-	0.1	-
- Planning services	-	0.1	-	-	-
Other services	0.1	-	-	-	-

6. EXCEPTIONAL ITEMS

	2006 £m	2005 £m	2004 £m
Laird Division Security Systems (UK)			
Plant closure and restructuring costs	-	4.8	-
Future rental costs for onerous lease	-	4.0	-
Gain on disposal of business	-	(0.4)	-
	-	8.4	-

Note

(a) Laird Security Systems incurred restructuring costs of £4.8 million in 2005 largely relating to the closure of plants in the UK and the transfer of production to China.

(b) Following the sale of the business of Permacell Finesse in 2005, an onerous lease provision of £4.0 million was made for the site that the business occupied and which the Group retained.

(c) The total cash outlay for exceptional costs in 2006 was £0.5 million (2005, £4.7 million; 2004, £nil)

(d) The tax effect on exceptional items is £nil (2005, £3.6 million; 2004, £nil)

7. MANAGEMENT CHARGES

Management charges represent net intra group charges for services provided by Laird Group PLC to Laird Security Systems. These charges include costs relating to Laird Security Systems divisional management of £1.8 million (2005, £2.0 million; 2004, £1.8 million).

Additional management costs have been incurred by Laird Inc. The net operating loss of Laird Inc (which is included within operating profit before management charges) was £0.5 million (2005, £0.5 million; 2004, £1.0 million).

8. EMPLOYEES

	2006 *Number*	*2005* *Number*	*2004* *Number*
Average number of Group employees			
Continuing	2,601	2,641	2,246
Discontinued	-	117	669
	2,601	2,758	2,915

The total number of Group employees at 31 December 2006 was 2,403, at 31 December 2005 was 2,595 and at 31 December 2004 was 2,498.

	2006 *£m*	*2005* *£m*	*2004* *£m*
Continuing			
Employee costs			
Wages and salaries	45.1	61.1	41.1
Social security costs	4.0	4.1	3.4
Other pension costs	1.2	1.5	1.7
Share based payments	-	0.4	0.3
	50.3	67.1	46.5
Discontinued			
Employee costs			
Wages and salaries	-	3.0	4.7
Social security costs	-	0.3	0.4
Other pension costs	-	0.3	0.3
Share based payments	-	-	-
	-	3.6	5.4

Compensation of key management personnel (excluding directors)

Key management personnel comprise members of the management team for the group as defined by IAS 24 "Related Party Disclosures".

	2006 *£m*	*2005* *£m*	*2004* *£m*
Short term employee benefits	1.4	1.9	1.5
Post employment benefits	-	-	-
Termination benefits	-	-	-
Share based payment	(0.1)	0.3	0.2
	1.3	2.2	1.7

9. FINANCE REVENUES AND COSTS

	2006 £m	2005 £m	2004 £m
Interest income			
Interest receivable from subsidiaries	27.9	24.5	10.9
Other interest income	0.1	0.1	0.3
Finance revenue	28.0	24.6	11.2
Interest expense			
Interest payable to parent company	(17.4)	(11.1)	(0.8)
Interest payable on bank loans and overdrafts	-	(0.1)	(0.4)
Interest payable on other loans	(2.2)	(2.5)	(2.7)
Finance costs	(19.6)	(13.7)	(3.9)

10. TAXATION

(a) Analysis of the tax charge/(credit) for the year

	2006 £m	2005 £m	2004 £m
Current tax			
UK corporation tax - continuing operations	0.8	1.6	3.3
- discontinued operations	(0.2)	-	0.2
Overseas tax - continuing operations	7.4	6.8	5.3
- discontinued operations	-	-	-
Adjustments in respect of prior years			
- continuing operations	-	(0.9)	(0.6)
- discontinued operations	-	(0.6)	-
Total current tax charge	8.0	6.9	8.2
Deferred tax			
Continuing operations	2.5	5.1	3.8
Discontinued operations	(0.8)	(2.3)	-
Adjustments in respect of prior years			
- continuing operations	-	(1.7)	-
- discontinued operations	(0.2)	-	-
Total deferred tax charge	1.5	1.1	3.8
Tax charge in the income statement	9.5	8.0	12.0
The tax charge in the income statement is disclosed as follows:			
Tax charge on continuing operations	10.7	10.9	11.8
Tax (credit)/charge on discontinued operations	(1.2)	(2.9)	0.2
	9.5	8.0	12.0

(b) There is no tax included in the statement of recognised income and expense in any of the three years ended 31 December.

(c) Reconciliation of the total tax charge/(credit) for the year

The tax charge/(credit) in the income statement for the year is different from the standard rate of corporation tax in the UK of 30 per cent. (2005, 30 per cent.; 2004, 30 per cent.). The differences are reconciled below:

	2006 £m	2005 £m	2004 £m
Profit before tax from continuing operations	26.6	31.3	38.1
(Loss)/profit before tax from discontinued operations	(2.1)	(8.4)	0.4
Profit before tax	24.5	22.9	38.5
Profit before tax multiplied by the standard rate of corporation tax in the UK of 30% (2005, 30%; 2004, 30%)	7.4	6.9	11.6
Effects of:			
Expenses not deductible for tax purposes	0.7	1.3	0.3
Overseas tax rate differences	1.6	1.7	0.7
Adjustments in respect of prior years	(0.2)	(3.2)	(0.6)
Non taxable pension scheme disposal gain	-	(1.4)	-
Non taxable write down of investment in non combined subsidiaries	-	1.9	-
Unrelieved tax losses	-	0.8	-
Total tax expense reported in the income statement	9.5	8.0	12.0

(d) Factors that may affect future tax charges

Since the Group operates internationally, it is subject to income taxes in different tax jurisdictions. The Group's average expected tax rate is a weighted average of the tax rates in the tax jurisdictions in which the Group operates and may vary depending upon results in each jurisdiction.

11. DISCONTINUED OPERATIONS

	2006 £m	2005 £m	2004 £m
Results from discontinued operations:			
Revenue	-	18.4	30.6
Operating (loss)/profit	-	(0.2)	1.4
Taxation	-	-	(0.2)
(Loss)/profit after tax from discontinued operations	-	(0.2)	1.2
(Loss)/profit on disposal of businesses:			
(Loss)/profit on current year disposals	-	(7.6)	(1.0)
Loss on prior year disposals	(2.1)	(0.6)	-
Taxation	1.2	2.9	-
(Loss)/profit after tax on disposals	(0.9)	(5.3)	(1.0)
(Loss)/profit from discontinued operations	(0.9)	(5.5)	0.2

12. DIVIDENDS

Dividends paid to the parent company, Laird PLC, are recorded in the financial statements in the period in which they are declared, and approved as shown in the table below:

	2006 *£m*	*2005* *£m*	*2004* *£m*
Dividends paid to Laird PLC	0.2	-	5.0

13. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings *£m*	*Plant and machinery* *£m*	*Total* *£m*
Cost			
At 1 January 2004	7.8	65.0	72.8
Additions	1.5	5.0	6.5
New businesses	1.7	5.0	6.7
Disposals	-	(5.0)	(5.0)
Foreign currency adjustment	(0.5)	(1.2)	(1.7)
At 31 December 2004 and 1 January 2005	10.5	68.8	79.3
Additions	1.9	3.6	5.5
New businesses	-	0.8	0.8
Disposals	(0.1)	(24.6)	(24.7)
Foreign currency adjustment	0.7	2.1	2.8
At 31 December 2005 and 1 January 2006	13.0	50.7	63.7
Additions	0.2	5.5	5.7
New businesses	0.4	0.3	0.7
Disposals	(2.0)	(2.0)	(4.0)
Foreign currency adjustment	(0.9)	(2.8)	(3.7)
At 31 December 2006	10.7	51.7	62.4
Accumulated depreciation			
At 1 January 2004	1.3	43.9	45.2
Charge for year	0.4	5.4	5.8
Disposals	-	(4.8)	(4.8)
Foreign currency adjustment	(0.1)	(0.9)	(1.0)
At 31 December 2004 and 1 January 2005	1.6	43.6	45.2
Charge for year	0.4	5.3	5.7
Disposals	(0.1)	(18.7)	(18.8)
Foreign currency adjustment	0.1	1.0	1.1
At 31 December 2005 and 1 January 2006	2.0	31.2	33.2
Charge for year	0.5	4.8	5.3
Disposals	(0.2)	(1.6)	(1.8)
Foreign currency adjustment	-	(1.7)	(1.7)
At 31 December 2006	2.3	32.7	35.0
Net book value at 31 December 2006	8.4	19.0	27.4
Net book value at 31 December 2005	11.0	19.5	30.5
Net book value at 31 December 2004	8.9	25.2	34.1

14. INVESTMENT IN NON COMBINED SUBSIDIARIES

	2006 £m	2005 £m	2004 £m
Shares in subsidiaries at cost	7.6	7.6	1.6
Less provisions for diminution in value	(6.3)	(6.3)	-
	1.3	1.3	1.6

The movement in the net book value of shares in subsidiaries during the year was as follows:

	2006 £m	2005 £m	2004 £m
At 1 January	1.3	1.6	-
Additions	-	6.0	1.6
Provision for diminution in value	-	(6.3)	-
At 31 December	1.3	1.3	1.6

The investment in non combined subsidiaries at 31 December comprises an investment by Laird Inc in:

Legal entities	*Note*	*Country**	*Nature of business*
Holding companies			
Laird (No. 1) Limited	1		Holding company
Laird Technologies Inc	1		Holding company
Laird Technologies (Holdings) AB	3	Sweden	Holding company
Trading companies			
Anetenex Inc	1	USA	Antennae and power products
AMC Centurion AB	4	Sweden	Antennae and power products
AMC Centurion (Beijing) Co. Limited	4	China	Antennae and power products
Centurion Wireless Technologies Inc	2	USA	Antennae and power products
Centurion Electronics (Shanghai) Limited	4	China	Antennae and power products
Centurion Wireless Components (M) SDN. BHD	4	Malaysia	Antennae and power products
Laird Technologies (SEA) PTE Limited	2	Singapore	EMI and thermal shielding
Laird Technologies S.A.S	2	France	EMI and thermal shielding
Receptec Corp	2	USA	Antennae products
R&F Products Inc	2	USA	EMI and thermal shielding
Steward, Inc	2	USA	Signal integrity products
Thermagon Inc	1	USA	Thermal shielding
Melcor Corporation	2	USA	Thermal shielding
Dormant company			
Drico LLC	1	USA	Dormant company

*Country of incorporation or registration

(1) Direct subsidiary of Laird Inc at 31 December 2006

(2) Immediate parent company is Laird Technologies Inc

(3) Direct subsidiary of Centurion Wireless Technologies Inc

(4) Subsidiary of Laird Technologies (Holdings) AB

15. INTANGIBLE ASSETS

	Goodwill £m	Other acquired intangible assets £m	Total £m
Cost			
At 1 January 2004	40.2	-	40.2
Acquisition of businesses	4.8	-	4.8
Adjustments in respect of prior year acquisitions	0.8	-	0.8
Disposal of businesses	-	-	-
Foreign currency adjustment	(1.7)	-	(1.7)
At 31 December 2004 and 1 January 2005	44.1	-	44.1
Acquisition of businesses	4.2	3.4	7.6
Adjustments in respect of prior year acquisitions	-	-	-
Disposal of businesses	(0.7)	-	(0.7)
Foreign currency adjustment	2.6	0.1	2.7
At 31 December 2005 and 1 January 2006	50.2	3.5	53.7
Acquisition of businesses in the year	5.2	7.2	12.4
Adjustments in respect of prior year acquisitions	0.2	-	0.2
Foreign currency adjustment	(3.1)	(0.5)	(3.6)
At 31 December 2006	52.5	10.2	62.7
Amortisation			
At 1 January 2004	4.8	-	4.8
Foreign currency adjustment	(0.3)	-	(0.3)
At 31 December 2004 and 1 January 2005	4.5	-	4.5
Charge for the year	-	0.2	0.2
Disposal of businesses	(0.7)	-	(0.7)
Foreign currency adjustment	1.2	-	1.2
At 31 December 2005 and 1 January 2006	5.0	0.2	5.2
Charge for the year	-	1.0	1.0
Foreign currency adjustment	(0.5)	-	(0.5)
At 31 December 2006	4.5	1.2	5.7
Net book value at 31 December 2006	48.0	9.0	57.0
Net book value at 31 December 2005	45.2	3.3	48.5
Net book value at 31 December 2004	39.6	-	39.6

Goodwill

Goodwill is not amortised, but is reviewed annually for indications of impairment in accordance with IAS36. No indications of impairment to goodwill were identified.

Only the US Hardware cash generating unit and the UK Composite Door business cash generating unit have significant carrying values of goodwill in comparison with the Group's total carrying value of goodwill.

Goodwill	*2006* *£m*	*2005* *£m*	*2004* *£m*
Cash Generating Unit			
US Hardware	24.0	23.3	20.7
UK Composite Doors	19.6	19.3	16.0
Others	4.4	2.6	2.9
	48.0	45.2	39.6

The key assumptions used in the value in use calculations for goodwill impairment testing purposes were:

- Projected cash flows for two years plus 3 per cent. each year for the next four years, plus a terminal value.
- The parent company's equity market risk premium of 4.0 per cent. for each of the three years with confirmation from external advisors that it is a reasonable assumption.
- The parent Company's beta of 1.1 in 2006, and 1.3 in 2005 and 2004 with confirmation from external advisors that it is a reasonable assumption.

The projected cash flows were based on estimates approved internally for the 2007, 2006 and 2005 budgets respectively. The cash flows were discounted using a pre-tax discount rate for the US Hardware cash generating units of 13.7 per cent. in 2006, 11.3 per cent. in 2005 and 10.5 per cent. in 2004. For the UK Composite Door cash generating units the discount rate was 12.5 per cent. in 2006 and 11.9 per cent. in 2005 and 2004.

Other acquired intangible assets

Assets in this class are amortised over their estimated useful lives on a straight line basis.

All amortisation charges for the year have been charged against operating profits.

The following useful lives have been determined for acquired intangible assets:

Brand names	-	5 years
Trade secrets	-	8 to 15 years
Trade marks and names	-	5 to 15 years
Patents	-	the remaining duration of the 17 year legal right
Customer relationships	-	10 years

The expected life assigned to acquired customer relationships is an estimate and is not secured by any legal obligation on the customer to continue business with the Group for any finite period. Other than goodwill, the Group does not hold any intangible assets with an indefinite life.

16. BUSINESS COMBINATIONS

Acquisition of businesses

The Group purchased two businesses during 2006 (2005: 2, 2004: 3) for a total consideration of £13.7 million (2005: £11.2 million, 2004: £15.4 million) and both of these purchases have been accounted for as acquisitions. All intangible assets were recognised at their respective fair values. The residual excess over the net assets acquired is recognised as goodwill in the financial statements.

Book and fair values of the net assets of businesses acquired in 2006, stated at rates of exchange at the date of acquisition were as follows:

Acquired in year ended 31 December 2006

	Book values £m	*Provisional fair values to the Group £m*
Property, plant and equipment	0.8	0.7
Intangible assets	-	7.2
Inventories	0.9	0.6
Trade and other receivables	1.6	1.6
Trade and other payables	(0.7)	(0.7)
Income tax payable	(0.2)	(0.1)
Deferred tax liabilities	-	(0.4)
Net assets acquired	2.4	8.9
Goodwill arising on acquisition		4.8
Consideration		13.7
Consideration satisfied by:		
Cash consideration (including transaction costs)		(13.6)
Deferred cash consideration		(0.1)
Net cash acquired		0.2
		(13.5)
Borrowings acquired		(0.2)
		(13.7)

As permitted under IFRS 3, the fair values assigned to acquisitions made in the year are provisional and may change during 2007.

In March 2006, Balance UK, a UK based supplier of window balances for vertically sliding windows, was acquired for a cash consideration of £3.3 million and Bandlock Corporation, a US based supplier of custom PVC extrusions mainly for fenestration and door markets, was acquired for a cash consideration of £10.4 million. A 100 per cent. interest was acquired in both. Profit before tax for the acquired entities in 2006 totalled £1.8 million since acquisition. If the acquisitions had been held for the full year in 2006, revenues from continuing operations would have been £1.8 million higher, at £239.5 million and profit before tax from continuing operations would have been £0.6 million higher, at £27.2 million.

Book and fair values of the net assets of businesses acquired in 2005, stated at rates of exchange at the date of acquisition were as follows:

Acquired in year ended 31 December 2005

	Book values £m	*Provisional fair values to the Group £m*
Property, plant and equipment	0.9	0.8
Intangible assets	-	3.3
Inventories	3.3	3.3
Trade and other receivables	1.7	1.7
Trade and other payables	(1.7)	(1.7)
Income tax payable	(0.4)	(0.4)
Deferred tax liabilities	-	-
Net assets acquired	3.8	7.0
Goodwill arising on acquisition		4.2
Consideration		11.2
Consideration satisfied by:		
Cash consideration (including transaction costs)		(10.0)
Deferred cash consideration		(1.4)
Net cash acquired		0.5
		(10.9)
Borrowings acquired		(0.3)
		(11.2)

Securidor Limited, a UK based manufacturer of composite doors, was acquired for a cash consideration of £4.3 million in May 2005 and in September 2005, Builders Hardware Inc., a US based supplier of window and door hardware, was acquired for a cash consideration of £6.9 million. A 100 per cent. interest was acquired in both. Profit before tax for the acquired entities in 2005 totalled £0.6 million since acquisition. If the acquisitions had been held for the full year in 2005, revenues from continuing operations would have been £8.2 million higher, at £239.1 million and profit before tax from continuing operations would have been £0.9 million higher, at £32.2 million.

Book and fair values of the net assets of businesses acquired in 2004, stated at rates of exchange at the date of acquisition were as follows:

Acquired in year ended 31 December 2004

	Book values *£m*	*Provisional fair values to the Group* *£m*
Property, plant and equipment	6.7	6.7
Intangible assets	-	-
Inventories	3.5	3.5
Trade and other receivables	2.9	2.9
Trade and other payables	(2.5)	(2.5)
Net assets acquired	10.6	10.6
Goodwill arising on acquisition		4.8
Consideration		15.4
Consideration satisfied by:		
Cash consideration (including transaction costs)		(11.4)
Deferred cash consideration		(1.7)
		(13.1)
Borrowings acquired		(2.3)
		(15.4)

Lindman Group Limited, a UK based manufacturer of composite doors, was acquired for a cash consideration of £5.0 million, including £1.7 million of borrowings acquired in July 2004 and in August 2004, Advance Metals Technologies Inc., a US based supplier of specialist coil extension springs used in vertically sliding windows, was acquired for cash consideration of £3.5 million. A 100 per cent. interest was acquired in both. In September 2004, certain assets of Home Doors (GB) Limited and Houseproud were acquired for a cash consideration of £6.9 million, including £0.6 million of borrowings acquired. The loss before tax for the acquired entities in 2004 totalled £0.1 million since acquisition. Home Doors and Houseproud had revenues of £9.4 million from the date of acquisition in 2004 but only certain assets were acquired. If the other acquired businesses had been held for the full year in 2004, revenues from continuing operations would have been £2.5 million higher, at £205.2 million and profit before tax from continuing operations would have been £0.6 million higher, at £38.7 million.

17. INVENTORIES

	2006	2005	2004
	£m	£m	£m
Raw materials and consumables	17.6	15.1	15.6
Work in progress	2.4	2.1	2.9
Finished goods	18.4	18.1	19.9
	38.4	35.3	38.4

Expenses relating to inventories written down during the period totalled £0.3 million (2005: £nil, 2004: £nil) of which none have been expensed through exceptional costs.

18. TRADE AND OTHER RECEIVABLES

	2006	2005	2004
	£m	£m	£m
Trade receivables	29.5	28.4	32.5
Other receivables	2.9	1.7	1.8
Prepayments and accrued income	0.7	0.7	0.9
	33.1	30.8	35.2

19. CASH AND CASH EQUIVALENTS

	2006	2005	2004
	£m	£m	£m
Cash at bank and in hand	7.5	5.2	4.7

For the purpose of the combined cash flow statement, cash and cash equivalents comprise the following at 31 December:

	2006	2005	2004
	£m	£m	£m
Cash at bank and in hand	7.5	5.2	4.7
Bank overdrafts	-	(0.6)	(1.5)
	7.5	4.6	3.2

20. BORROWINGS

	2006	2005	2004
	£m	£m	£m
Current:			
Bank overdrafts	-	0.6	1.5
Short term borrowings	0.6	0.4	-
US Private Placement loans 2005/2006	-	3.2	2.9
Finance lease obligations	0.2	0.2	0.2
	0.8	4.4	4.6
Non-current:			
US Private Placement loans 2005/2006	-	-	2.9
US Private Placement loans 2008/2014	25.6	29.1	26.0
Finance lease obligations	0.1	0.3	0.5
	25.7	29.4	29.4
Total borrowings	26.5	33.8	34.0
Borrowings are repayable as follows:			
Within one year			
Bank	-	0.6	1.5
Other	0.6	3.6	2.9
Finance leases	0.2	0.2	0.2
Between one and two years			
Bank	-	-	-
Other	6.4	-	2.9
Finance leases	0.1	0.2	0.2
Between two and five years			
Bank	-	-	-
Other	-	7.3	-
Finance leases	-	0.1	0.3
In five years or more			
Bank	-	-	-
Other	19.2	21.8	26.0
Total borrowings	26.5	33.8	34.0

Note

(a) US Private Placement loans, arising from private placements of debt with US insurance companies, comprise US$50 million repayable between 2008 and 2014 at an average fixed rate of interest of 7.42 per cent and US$ nil (2005, US$ 5.5 million; 2004, US$11 million) at a fixed rate of interest of 9.55 per cent.

21. TRADE AND OTHER PAYABLES

	2006	2005	2004
	£m	*£m*	*£m*
Trade payables	23.1	20.3	27.3
Social security costs	0.8	0.9	1.1
Other payables	3.7	9.3	4.7
Accruals and deferred income	2.2	3.2	2.8
	29.8	33.7	35.9

22. AMOUNTS OWED TO AND FROM THE LAIRD GROUP PLC AND ITS SUBSIDIARIES

	2006	2005	2004
	£m	*£m*	*£m*
Assets			
Non-current assets			
Amounts owed by subsidiaries of The Laird Group PLC	399.9	369.8	307.1
Cross currency swap asset owed by The Laird Group PLC	11.6	-	-
Total amounts owed by subsidiaries of The Laird Group PLC	411.5	369.8	307.1
Liabilities			
Current liabilities			
Amounts owed to The Laird Group PLC	(102.1)	(53.3)	(30.1)
Cross currency swap liability owed to The Laird Group PLC	-	(0.3)	-
Amounts owed to subsidiaries of The Laird Group PLC	(36.3)	(23.5)	(19.4)
Total amounts owed to The Laird Group PLC and its subsidiaries	(138.4)	(77.1)	(49.5)
Non-current liabilities			
Amounts owed to The Laird Group PLC	(34.7)	(22.9)	(22.5)
Amounts owed to subsidiaries of The Laird Group PLC	(123.5)	(123.5)	(123.5)
Total amounts owed to The Laird Group PLC and its subsidiaries	(158.2)	(146.4)	(146.0)
Net amounts owed by The Laird Group PLC and its subsidiaries	114.9	146.3	111.6

No related party sales or purchases occurred during the three years ended 31 December 2006, 2005 or 2004.

23. OPERATING LEASE COMMITMENTS – MINIMUM LEASE PAYMENTS

	2006 Land and buildings £m	2006 Other £m	2005 Land and buildings £m	2005 Other £m	2004 Land and buildings £m	2004 Other £m
Commitments under non-cancellable operating leases expiring:						
Within one year	3.7	0.7	2.6	0.7	1.7	0.5
Later than one year and less than five years	10.7	0.7	6.9	0.7	6.3	0.7
After five years	11.9	-	11.1	-	3.5	-
	26.3	1.4	20.6	1.4	11.5	1.2

24. DEFERRED TAXES

	2006 £m	2005 £m	2004 £m
Accelerated capital allowances	4.8	4.3	3.4
Tax losses carried forward	(2.7)	(3.1)	-
Other temporary differences	3.1	2.6	(1.0)
	5.2	3.8	2.4
Deferred tax assets	(2.7)	(3.7)	-
Deferred tax liabilities	7.9	7.5	2.4
	5.2	3.8	2.4

Deferred tax assets of £2.7 million (2005: £3.7 million; 2004, £nil) have been recognised in relation to tax losses and other temporary differences, based on expected future taxable profits.

Deferred tax assets have not been established on pension deficits of £1.4 million (2005: £1.4 million; 2004: £6.2 million), or trading losses of £2.8 million (2005: £2.8 million; 2004: £nil).

25. PROVISIONS

	Onerous lease £m	*Other £m*	*Total £m*
At 1 January 2004			
Current	-	0.3	0.3
Non-current	-	1.7	1.7
	-	2.0	2.0
Provided	-	0.3	0.3
Utilised/released	-	(0.4)	(0.4)
Foreign currency adjustment	-	(0.1)	(0.1)
At 31 December 2004 and 1 January 2005	-	1.8	1.8
Analysed as:			
Current	-	0.7	0.7
Non-current	-	1.1	1.1
	-	1.8	1.8
Provided	4.0	0.9	4.9
Utilised/released	-	(0.6)	(0.6)
Foreign currency adjustment	-	0.1	0.1
At 31 December 2005 and 1 January 2006	4.0	2.2	6.2
Analysed as:			
Current	0.3	0.7	1.0
Non-current	3.7	1.5	5.2
	4.0	2.2	6.2
Provided	-	1.8	1.8
Utilised/released	(0.3)	(0.9)	(1.2)
Foreign currency adjustment	-	(0.2)	(0.2)
At 31 December 2006	3.7	2.9	6.6
Analysed as:			
Current	0.3	0.4	0.7
Non-current	3.4	2.5	5.9
	3.7	2.9	6.6

Onerous lease provisions relate to the sale of the Permacell Finesse business in 2005. The provision has been discounted and is stated at its present value.

Other provisions consist mostly of amounts provided in respect of events arising from trade and various other provisions from Group companies that do not fit into distinct categories. The timing of cash outflows for warranty claims and other provisions are by their nature uncertain and dependent upon the outcome of related events. The best estimates are shown in the table above.

26. OTHER NON-CURRENT LIABILITIES

	2006	*2005*	*2004*
	£m	*£m*	*£m*
Other creditors	0.2	-	-
Accruals and deferred income	-	0.1	0.2
	0.2	0.1	0.2

27. FINANCIAL INSTRUMENTS

Financial assets

The financial assets of the Group comprised:

	2006	*2005*	*2004*
	£m	*£m*	*£m*
Cash and cash equivalents	7.5	5.2	4.7
Trade and other receivables	33.1	30.8	35.2
Investments	1.3	1.3	1.6
Amounts owed by group companies	411.5	369.8	307.1
	453.4	407.1	348.6

Financial liabilities

The financial liabilities of the Group comprised:

	2006	*2005*	*2004*
	£m	*£m*	*£m*
Trade and other payables	29.8	33.7	35.9
Borrowings	26.5	33.8	34.0
Amounts owed to group companies	296.6	223.5	195.5
Other non-current liabilities	0.2	0.1	0.2
Provisions	6.6	6.2	1.8
Derivative financial instruments	0.3	-	-
	360.0	297.3	267.4

Maturity of financial liabilities

	2006	*2005*	*2004*
	£m	*£m*	*£m*
In one year or less	169.7	116.2	90.7
Between one and two years	171.1	151.9	147.6
Between two and three years	-	7.4	3.1
Between three and four years	-	-	-
Between four and five years	-	-	-
Greater than five years	19.2	21.8	26.0
	360.0	297.3	267.4

Interest rate risk profile of financial assets and liabilities

The interest rate profile of the financial assets and liabilities of the Group.

As at 31 December 2006

	Within 1 year	*1-2 years*	*2-3 years*	*3-4 years*	*4-5 years*	*More than 5 years*	*Total*
Fixed rate							
Amounts owed by subsidiaries of Laird PLC	-	-	-	-	-	399.9	399.9
Amounts owed to subsidiaries of Laird PLC	-	-	-	-	-	(123.5)	(123.5)
US$12.5m Loan Notes at 7.24% due 2008	-	(6.4)	-	-	-	-	(6.4)
US$25m Loan Notes at 7.44% due 2012	-	-	-	-	-	(12.8)	(12.8)
US$12.5m Loan Notes at 7.55% due 2014	-	-	-	-	-	(6.4)	(6.4)
Finance lease obligations	(0.2)	(0.1)	-	-	-	-	(0.3)
Sub Total	(0.2)	(6.5)	-	-	-	257.2	250.5
Floating rate							
Cash	7.5	-	-	-	-	-	7.5
Bank overdrafts	-	-	-	-	-	-	-
Short term bank loans	(0.6)	-	-	-	-	-	(0.6)
Amounts owed to Laird PLC	(102.1)	-	-	-	-	-	(102.1)
Sub Total	(95.2)	-	-	-	-	-	(95.2)
Total interest bearing assets and liabilities							155.3
Non interest bearing assets and liabilities							(61.9)
							93.4

Net external borrowings	(19.0)
Net inter-company receivables	114.9
Other net non interest bearing financial assets and liabilities	(2.5)
	93.4

Interest rate risk profile of financial assets and liabilities

The interest rate profile of the financial assets and liabilities of the Group.

As at 31 December 2005

	Within 1 year	*1-2 years*	*2-3 years*	*3-4 years*	*4-5 years*	*More than 5 years*	*Total*
Fixed rate							
Amounts owed by subsidiaries of Laird PLC	-	-	-	-	-	358.8	358.8
Amounts owed to subsidiaries of Laird PLC	-	-	-	-	-	(123.5)	(123.5)
US$5.5m Loan Notes at 9.55% due 2006	(3.2)	-	-	-	-	-	(3.2)
US$12.5m Loan Notes at 7.44% due 2008	-	-	(7.3)	-	-	-	(7.3)
US$25m Loan Notes at 7.44% due 2012	-	-	-	-	-	(14.5)	(14.5)
US$12.5m Loan Notes at 7.55% due 2014	-	-	-	-	-	(7.3)	(7.3)
Finance lease obligations	(0.2)	(0.2)	(0.1)	-	-	-	(0.5)
Sub Total	(3.4)	(0.2)	(7.4)	-	-	213.5	202.5
Floating rate							
Cash	5.2	-	-	-	-	-	5.2
Bank overdrafts	(0.6)	-	-	-	-	-	(0.6)
Short term bank loans	(0.4)	-	-	-	-	-	(0.4)
Amounts owed to Laird PLC	(53.9)	-	-	-	-	-	(53.9)
Sub Total	(49.7)	-	-			-	(49.7)
Total interest bearing assets and liabilities							152.8
Non interest bearing assets and liabilities							(43.0)
							109.8

Net external borrowings	(28.6)
Net inter-company receivables	146.3
Other net non interest bearing financial assets and liabilities	(7.9)
	109.8

Interest rate risk profile of financial assets and liabilities

The interest rate profile of the financial assets and liabilities of the Group.

As at 31 December 2004

	Within 1 year	*1-2 years*	*2-3 years*	*3-4 years*	*4-5 years*	*More than 5 years*	*Total*
Fixed rate							
Amounts owed by subsidiaries of Laird PLC	-	-	-	-	-	307.1	307.1
Amounts owed to subsidiaries of Laird PLC	-	-	-	-	-	(123.5)	(123.5)
US$11m Loan Notes at 9.55% due 2006	(2.9)	(2.9)	-	-	-	-	(5.8)
US$12.5m Loan Notes at 7.44% due 2008	-	-	-	-	-	(6.5)	(6.5)
US$25m Loan Notes at 7.44% due 2012	-	-	-	-	-	(13.0)	(13.0)
US$12.5m Loan Notes at 7.55% due 2014	-	-	-	-	-	(6.5)	(6.5)
Finance lease obligations	(0.2)	(0.2)	(0.3)	-	-	-	(0.7)
Sub Total	(3.1)	(3.1)	(0.3)	-	-	157.6	151.1
Floating rate							
Cash	4.7	-	-	-	-	-	4.7
Bank overdrafts	(1.5)	-	-	-	-	-	(1.5)
Short term bank loans	-	-	-	-	-	-	-
Amounts owed to Laird PLC	(38.9)	-	-	-	-	-	(38.9)
Sub Total	(35.7)	-	-			-	(35.7)
Total interest bearing assets and liabilities							115.4
Non interest bearing assets and liabilities							(34.2)
							81.2
Net external borrowings							(29.3)
Net inter-company receivables							111.6
Other net non interest bearing financial assets and liabilities							(1.1)
							81.2

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the Group that are not included in the above tables are non interest bearing and are therefore not subject to interest rate risk.

At 31 December 2006 the Group held 34 (2005: nil; 2004: nil) forward foreign exchange contracts designated as hedges of expected future purchases from overseas suppliers. The forward currency contracts are being used to hedge the foreign currency risk of these purchases. The terms of these contracts are for the Group to purchase a total of US$22,750,000 between 3 January 2007 and 27 September 2007 at an average exchange rate of £/US$ 1.9093. The fair value movement in the period on these contracts was a loss of £0.3 million (2005: £nil; 2004: £nil).

The currency profile of the financial assets of the Group as at 31 December 2006, 2005 and 2004 is set out below:

As at 31 December 2006

	At fixed interest rates £m	*At floating interest rates £m*	*No interest receivable £m*	*Total £m*
Sterling	-	6.7	23.8	30.5
US dollar	411.5	0.7	8.2	420.4
Renminbi	-	0.1	2.4	2.5
	411.5	7.5	34.4	453.4

As at 31 December 2005

	At fixed interest rates £m	*At floating interest rates £m*	*No interest receivable £m*	*Total £m*
Sterling	-	3.6	18.9	22.5
US dollar	369.8	1.3	11.2	382.3
Renminbi	-	0.3	2.0	2.3
	369.8	5.2	32.1	407.1

As at 31 December 2004

	At fixed interest rates £m	*At floating interest rates £m*	*No interest receivable £m*	*Total £m*
Sterling	-	3.7	27.0	30.7
US dollar	307.1	0.9	8.5	316.5
Renminbi	-	0.1	1.3	1.4
	307.1	4.7	36.8	348.6

The currency profile of the financial liabilities of the Group as at 31 December 2006, 2005 and 2004 is set out below:

As at 31 December 2006

	At fixed interest rates £m	*At floating interest rates £m*	*No interest payable £m*	*Total £m*
Sterling	-	122.6	38.8	161.4
US dollar	123.5	8.3	63.3	195.1
Renminbi	-	1.4	2.1	3.5
	123.5	132.3	104.2	360.0

As at 31 December 2005

	At fixed interest rates £m	At floating interest rates £m	No interest payable £m	Total £m
Sterling	-	76.4	29.6	106.0
US dollar	123.5	10.5	55.9	189.9
Renminbi	-	1.4	-	1.4
	123.5	88.3	85.5	297.3

As at 31 December 2004

	At fixed interest rates £m	At floating interest rates £m	No interest payable £m	Total £m
Sterling	-	39.2	51.4	90.6
US dollar	123.5	1.6	59.5	184.6
Renminbi	-	-	1.2	1.2
	123.5	40.8	112.1	276.4

Currency exposures

The Group revenues and profits are affected by currency movements on translating overseas revenues and profits into Sterling for reporting purposes. The actual translation effects on cross border transactions which involve the sale of goods and services in currencies foreign to a Group entity are not significant taking into account that a number of currencies are pegged to the US Dollar. The Group's policy is for subsidiaries to take out forward foreign exchange contracts to cover their net transaction exposures to foreign currencies.

The Group does not have any significant transactional currency exposures on financial assets and liabilities on which net currency gains and losses would be recognised in the Income Statement.

Credit risk

The Group was not exposed to any one segment or customer which would give rise to a significant credit risk at any point throughout each of the financial years ending 31 December 2006, 2005 or 2004.

Maturity of financial assets

	2006 £m	2005 £m	2004 £m
In one year or less	40.6	36.0	39.9
	40.6	36.0	39.9

Fair value of financial instruments

The US Private Placement loans with a book value of £25.6 million (2005 £32.3 million; 2004 £31.8 million) have an estimated fair value of £27.2 million (2005 35.0 million; 2004 35.6 million) which has been calculated by discounting cash flows at prevailing coupon rates as at three years ended, 31 December.

There are no material differences between fair value and book value on any of the other financial instruments.

Inter-company cross currency swaps

The Group has entered into two cross currency swap agreements with Laird PLC to hedge foreign currency exposure on the underlying total notional principal amount of US$225 million. The swap agreements are disclosed in accordance with IAS32 and accounted for in accordance with IAS39. The swap agreements have not been designated as hedges and the increase in fair value of £12.6 million (2005 £9.6 million decrease) has been taken to the income statement.

28. SHARE BASED PAYMENTS

All share based payments are equity settled.

The following table shows the number of LTIP awards including LTIP awards granted during the year.

	2006 Number	*2005 Number*	*2004 Number*
Outstanding as at 1 January	285,490	199,588	101,809
Awarded during the year	140,500	85,902	97,779
Vested during the year	(101,809)	-	-
Forfeited during the year	(250,181)	-	-
Outstanding as at 31 December	74,000	285,490	199,588

The following table shows the number and weighted average exercise price (WAEP) of, and movements in share options issued under the 2003 Executive Share Option Plan.

	2006 Number	*2006 WAEP (p)*	*2005 Number*	*2005 WAEP (p)*	*2004 Number*	*2004 WAEP (p)*
Outstanding as at 1 January Option prices 195-323p	957,639	263.7	734,268	231.2	419,212	196.0
Issued	64,000	458.0	337,371	329.9	358,056	273.5
Exercised Option prices 195-323p	(211,347)	(203.9)	(102,500)	239.9	-	-
Lapsed	-	-	-	-	-	-
Forfeited	(247,681)	(337.4)	(11,500)	(342.5)	(43,000)	(240.6)
Outstanding as at 31 December Option prices 195-323p	562,611	275.8	957,639	263.7	734,268	231.2
Exercisable at 31 December	137,865	208.2	-	-	-	-

All shares in the table above were recognised in accordance with IFRS 2 as noted above. The weighted average share price at the date of exercise for the options exercised was 369p (2005, 346p; 2004 n/a). For the share options outstanding at 31 December 2006, the weighted average remaining contractual life is 7.4 years (2005, 8.3 years; 2004 8.7 years).

64,545 options (2005, 295,144; 2004 116,555) are subject to the higher performance targets.

The fair value of LTIP shares awarded is estimated as at the date of award, using a Monte Carlo simulation technique, taking into account the terms and conditions upon which the LTIP's shares were awarded including market based performance conditions (Company's total shareholder return relative to FTSE 250 companies).

The fair value of share options granted is estimated as at the date of grant using a binomial lattice method of calculation, taking into account the terms and conditions upon which share options were granted. The non-market company performance conditions are not taken into account when estimating the fair value.

The weighted average fair value of LTIP awards during the year was 458p (2005, 192p; 2004 177p) and of share options granted during the year was nil (2005, 108p; 2004 90p).

The following table lists the inputs to the valuation models for the years ended 31 December 2004, 31 December 2005 and 31 December 2006.

	LTIP	*LTIP*	*LTIP*	*ESOP*	*ESOP*	*ESOP*
	2006	*2005*	*2004*	*2006*	*2005*	*2004*
Dividend Yield (%)	2.75	3.25	3.25	2.75	3.25	3.25
Expected Share Price volatility (%)	25	35	35	25	35	35
Expected comparator volatility (%)	30	40	40	n/a	n/a	n/a
Risk-free interest rate (%)	n/a	n/a	n/a	4.7	4.8	4.6
Expected life of LTIP/ option (years)	3.0	3.0	3.0	7.0	7.5	7.5
Weighted average share price (p)	460.3	342.5	287.3	460.3	342.5	287.3

The expected life of the share based payments is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The expected volatility of the LTIP shares is based on historical volatility; average of monthly activity over the last three years. Expected volatility reflects the assumptions that the historical volatility is indicative of future trends, which may not necessarily prove to be the actual outcome. Dividends are not payable on the LTIP shares prior to vesting and this is taken into account in calculating the fair value.

For the share option schemes, no allowance is considered necessary for leavers pre-vesting.

29. RECONCILIATION OF MOVEMENTS IN SURPLUS ON INVESTED CAPITAL

	Translation reserve £m	*Other Equity £m*	*Total £m*
At 1 January 2004	(17.3)	189.4	172.1
Total recognised income and expense for the year	(8.3)	24.2	15.9
Dividends paid	-	(5.0)	(5.0)
At 31 December 2004	(25.6)	208.6	183.0
Adjustment for implementation of IAS 32/39	-	2.5	2.5
At 1 January 2005	(25.6)	211.1	185.5
Total recognised income and expense for the year	16.6	10.4	27.0
At 31 December 2005 and 1 January 2006	(9.0)	221.5	212.5
Total recognised income and expense for the year	(23.5)	14.6	(8.9)
Dividends paid	-	(0.2)	(0.2)
At 31 December 2006	(32.5)	235.9	203.4

30. ADDITIONAL CASH FLOW INFORMATION

Cash generation from operations

	2006 £m	2005 £m	2004 £m
Continuing operations			
Net profit after taxation	15.9	20.4	26.3
Depreciation and other non-cash items			
Depreciation	5.3	4.9	4.6
Exceptional fixed asset write-downs	-	0.8	-
Exceptional inventory write-downs	-	0.9	-
Profit on disposal of fixed assets	(0.7)	-	(0.1)
Amortisation of acquired intangible assets	1.0	0.2	-
Foreign exchange loss/(gain)	15.1	(14.6)	-
Financial instruments - fair value adjustment	(12.6)	8.3	-
Pension scheme disposal gain	-	(4.8)	-
Write down of investments/loans to subsidiaries	-	6.3	-
Pension charges/(credits)	0.2	(0.3)	0.5
Other net finance income	(8.4)	(10.9)	(7.3)
Taxation	10.7	10.9	11.8
Pension contributions	(0.2)	(5.7)	(0.5)
Changes in working capital			
Inventories	(4.4)	1.3	(8.3)
Trade and other receivables	(2.4)	1.4	(3.1)
Trade, other payables and provisions	0.4	1.3	2.2
Cash generated from continuing operations	19.9	20.4	26.1
Discontinued operations			
Net (loss)/profit after taxation	(0.9)	(5.5)	0.2
Taxation	(1.2)	(2.9)	0.2
Loss/(profit) on disposal of businesses before taxation	2.1	8.2	(0.4)
Depreciation	-	0.8	1.2
Changes in working capital	-	(3.4)	0.3
Cash flow from discontinued operations	-	(2.8)	1.5
Cash generated from operations	19.9	17.6	27.6

Net cash outflow on acquisitions and disposals

	2006 £m	2005 £m	2004 £m
Acquisition of businesses			
Consideration:			
Cash consideration	(13.0)	(9.9)	(11.3)
Net cash acquired	0.2	0.5	-
	(12.8)	(9.4)	(11.3)
Deferred consideration paid	(1.7)	(0.1)	-
Net cash outflow on acquisition of businesses	(14.5)	(9.5)	(11.3)
Borrowings acquired	(0.2)	(0.4)	(2.3)
Disposal of businesses			
Consideration:			
Net cash consideration	(4.2)	7.4	20.6
Net cash disposed of	-	-	-
Net cash inflow on disposal of businesses	(4.2)	7.4	20.6

Analysis of movements in net borrowings

Period to 31 December 2006	*At 1 January 2006 £m*	*Cash flow £m*	*Acquisitions £m*	*Non-cash changes £m*	*Exchange differences £m*	*At 31 December 2006 £m*
Cash at bank	5.2	2.5	-	-	(0.2)	7.5
Overdrafts	(0.6)	0.6	-	-	-	-
Loans due within one year	(3.6)	3.0	(0.2)	-	0.2	(0.6)
Loans due after more than one year	(29.1)	-	-	-	3.6	(25.5)
Finance leases	(0.6)	0.3	-	-	-	(0.3)
Total	(28.7)	6.4	(0.2)	-	3.6	(18.9)

Period to 31 December 2005	*At 1 January 2005 £m*	*Cash flow £m*	*Acquisitions £m*	*Non-cash changes £m*	*Exchange differences £m*	*At 31 December 2005 £m*
Cash at bank	4.7	0.4	-	-	0.1	5.2
Overdrafts	(1.5)	1.0	-	-	(0.1)	(0.6)
Loans due within one year	(2.9)	2.7	(0.1)	(3.0)	(0.3)	(3.6)
Loans due after more than one year	(28.9)	0.1	(0.1)	3.0	(3.2)	(29.1)
Finance leases	(0.7)	0.3	(0.2)	-	-	(0.6)
Total	(29.3)	4.5	(0.4)	-	(3.5)	(28.7)

Period to 31 December 2004	*At 1 January 2004 £m*	*Cash flow £m*	*Acquisitions £m*	*Non-cash changes £m*	*Exchange differences £m*	*At 31 December 2004 £m*
Cash at bank	5.1	(0.4)	-	-	-	4.7
Overdrafts	(0.4)	(1.2)	-	-	0.1	(1.5)
Loans due within one year	(3.1)	4.6	(1.6)	(3.0)	0.2	(2.9)
Loans due after more than one year	(47.9)	13.5	-	3.0	2.5	(28.9)
Finance leases	(0.1)	0.1	(0.7)	-	-	(0.7)
Total	(46.4)	16.6	(2.3)	-	2.8	(29.3)

31. CAPITAL COMMITMENTS

	2006 £m	*2005 £m*	*2004 £m*
Future capital expenditure not provided in the accounts			
Contracts placed	0.2	0.6	0.6

32. CONTINGENT LIABILITIES

There are legal claims against Group companies but none where it is likely that damages will be awarded against the Group which would have a materially adverse effect on its financial position. Certain companies had contingent liabilities at 31 December 2006 in respect of hire of plant under leasing contracts.

33. RETIREMENT BENEFIT OBLIGATIONS

Pension schemes

Laird Security Systems operates three defined benefit schemes (2005: 3; 2004: 4).

Approximately 60 (2005: 57; 2004: 188) employees are members of these schemes. These schemes have approximately 220 (2005: 230; 2004: 524) deferred and current pensioners. The employer contributions made to these schemes during the year was £0.2 million (2005: £1.4 million; 2004: £0.5 million).

Certain Laird Security Systems employees are members of the Laird PLC defined benefit scheme. These are accounted for on a defined contribution basis in Laird Security Systems.

The total assessed value of the schemes' assets at 31 December 2006 at their market value is estimated at £7.0 million (2005: £7.2 million; 2004: £25.5 million) and the liabilities estimated at £8.4 million (2005: £8.6 million; 2004: £31.6 million). The resultant aggregate net pension liability under IAS 19 is £1.4 million (2005: £1.4 million; 2004: £6.1 million). The Cego Pension Plan was merged with the Laird Group 1977 Benefits Plan during December 2005, following which it was not possible separately to identify the assets and liabilities that relate to Laird Security Systems employees and as such it was no longer included below. This gave rise to a profit of £4.8 million being recognised in the Laird Security Systems income statement. This scheme is now accounted for on a defined contribution basis.

The market value of the schemes' assets, the present value of the schemes' liabilities and the net pension liability under IAS 19 at 31 December were as follows:

	2006	2005	2004
	£m	£m	£m
Equities	0.3	0.9	14.6
Gilts and bonds	6.6	6.3	10.0
Other including cash	0.1	-	0.9
Total market value of assets	7.0	7.2	25.5
Present value of scheme liabilities	(8.4)	(8.6)	(31.6)
Deficit in the schemes	(1.4)	(1.4)	(6.1)

The expected long term rates of return on the assets were:

	2006	2005	2004
	%	%	%
Gilts and bonds	4.8	4.3	4.1
Equities	6.9	5.0	7.9

The mortality assumption used at 31 December 2006 is based on 92 series tables with an allowance for improvements in line with the medium cohort based on each member's year of birth.

For IAS 19 the schemes' liabilities have been calculated under the projected unit method and the main financial assumptions were:

	2006	2005	2004
	%	%	%
Inflation	3.0	2.75	2.7
Salary increases	4.0	3.75	3.7
Discount rate for liabilities	5.1	4.75	5.4

Analysis of the defined benefit cost for the year ended 31 December:

	2006	2005	2004
	£m	£m	£m
Current service cost	0.1	0.5	0.6
Past service cost	-	-	-
Gain on settlements or curtailments	-	(0.8)	-
Total charge to operating profit	0.1	(0.3)	0.6
Expected return on pension investments	(0.3)	(1.7)	(1.6)
Interest on pension liabilities	0.4	1.7	1.5
Total amount of expense relating to finance income	0.1	-	(0.1)
Total charge to income statement before deduction of tax	0.2	(0.3)	0.5

Changes in the present value of defined benefit pension obligations are analysed as follows:

	2006	2005	2004
	£m	£m	£m
As at 1 January	8.6	31.6	27.5
Current service cost	0.1	0.5	0.5
Past service cost	-	-	-
Interest cost	0.4	1.7	1.5
Employee contributions	-	0.1	0.1
Actuarial gains and losses	(0.2)	6.7	3.1
Benefits paid	(0.4)	(1.2)	(1.0)
Settlement/curtailment gain	-	(0.8)	-
Plan divestiture	-	(30.1)	-
Foreign currency differences	(0.1)	0.1	(0.1)
As at 31 December	8.4	8.6	31.6

The plan divestiture occurred when the Cego Pension Plan was merged with the Laird Group 1977 Benefits Plan.

All the defined benefit obligations included above arise within plans that are partly funded.

Changes in the fair value of the plan assets are analysed as follows:

	2006	2005	2004
	£m	£m	£m
As at 1 January	7.2	25.5	23.6
Employer contributions	0.2	5.7	0.5
Employee contributions	-	0.1	0.1
Benefits paid	(0.4)	(1.2)	(1.0)
Expected return on assets	0.3	1.7	1.6
Asset gain/(loss)	(0.3)	2.2	0.8
Settlement gain/(loss)	-	-	-
Plan divestiture	-	(27.0)	-
Foreign currency differences	-	0.2	(0.1)
As at 31 December	7.0	7.2	25.5

History of experience gains and losses:

	2006	2005	2004
	£m	£m	£m
Fair value of plan assets	7.0	7.2	25.5
Present value of defined benefit obligation	(8.4)	(8.6)	(31.6)
(Deficit) in the scheme	(1.4)	(1.4)	(6.1)
Experience adjustments arising on plan liabilities	-	(0.3)	(0.4)
Experience adjustments arising on plan assets	(0.2)	2.3	0.8

The cumulative amount of actuarial gains and losses recognised in the statement of recognised income and expense is £6.9 million (2005: £6.8 million; 2004: £2.3 million) since 1 January 2004. The directors are unable to determine the amount of actuarial gains and losses that would have been recognised in the statement of recognised income and expense from the date of inception of the company schemes to 31 December 2003.

D. ACCOUNTANTS' REPORT ON LAIRD SECURITY SYSTEMS' FINANCIAL INFORMATION

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

Phone 020 7951 2000
Fax: 020 7951 1345
www.ey.com/uk

26 March 2007

The Directors,
Lupus Capital plc
Crusader House
145-147 St John Street
London
EC1V 4RU

Dear Sirs

LAIRD SECURITY SYSTEMS

We report on the audited financial information set out in Part 7 (C): Historical Financial Information on Laird Security Systems. This financial information has been prepared for inclusion in the prospectus dated 26 March 2007 of Lupus Capital plc on the basis of the accounting policies set out in note 1. This report is required by Annex I item 20.1 of the PD Regulation and is given for the purpose of complying with that paragraph and for no other purpose.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connecction with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the prospectus.

RESPONSIBILITIES

The Directors of Lupus Capital plc are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information.

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the prospectus, and to report our opinion to you.

BASIS OF OPINION

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

ERNST & YOUNG

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

OPINION

In our opinion, the financial information gives, for the purposes of the Prospectus dated 26 March 2007, a true and fair view of the state of affairs of Laird Security Systems as at the dates stated and of its profits, cash flows and changes in surplus in invested capital for the periods then ended in accordance with the basis of preparation set out in note 1.

DECLARATION

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

Ernst & Young LLP

Ernst & Young LLP
London

PART 8

INFORMATION ON LUPUS CAPITAL

A. HISTORY AND DEVELOPMENT OF LUPUS CAPITAL

1. OVERVIEW

Lupus Capital has been a quoted company since 1999. In early 2004, Greg Hutchings made a significant investment in Ordinary Shares and was appointed as Executive Chairman. Denis Mulhall was appointed as an Executive Director shortly afterwards and also made a significant investment in Ordinary Shares. Since then, operational management has been reorganised, incentive schemes installed and a mergers and acquisitions function added. In June 2004 a capital reorganisation was carried out in order to permit dividend payments. In April 2006 Lupus Capital acquired Schlegel Building Products from UniPoly Holdings Limited.

Since the appointment of the current management team in February 2004, the strategy of Lupus Capital has been:

- To build shareholder value through the acquisition of industrial assets with the potential for development.
- To apply the executive team's management skills and systems to improve profitability.
- To use a variety of funding mechanics and exit strategies to enhance shareholder value.

Lupus Capital adopts a very disciplined and clear focus in its approach to target acquisition opportunities. The key requirements are that targets are asset backed, not loss making and have a positive cash flow. Lupus Capital chooses to operate in markets where the technology is low risk (although not necessarily low-tech) rather than markets exposed to quick innovation and sudden obsolescence.

Lupus Capital owns two operating businesses, Schlegel Building Products, an international manufacturer of window seals and related building products and Gall Thomson, which is a supplier of marine and industrial breakaway couplings.

2. EXISTING BUSINESSES

Schlegel Building Products

Schlegel Building Products' core business is the manufacture of weatherseal products to eliminate the flow of air and water around windows or doors.

Compression Seals

A compression seal is a sealing device used typically in hinged door and window applications, such that upon closure of the aperture, the seal is compressed or squeezed by the closing action. Schlegel compression seals are manufactured by one of two methods. High performance urethane seal is produced by a proprietary continuous moulding process. This process enables the formation of complex geometric shapes with varying foam hardness. The resulting product provides the advantage that the seal retention and door or window closing force characteristics are engineered into the seal profile whilst providing excellent compression set properties. Less sophisticated seal products are produced by an extrusion process, typically of polypropylene and PVC, which exhibit limited compression set properties thus limiting the effective seal life.

Sliding Seals

A sliding seal allows a window or patio door to operate easily so that both the frame and sash stay in close proximity when the window is opened or closed. Sliding seals are typically manufactured from polypropylene yarn with a polypropylene backing material and some have a

plastic fin that runs down the centre of the seal. Finned sliding seals result in a substantial improvement in air and water performance and require no changes to manufacturers' window specifications. Other potential refinements to sliding seals include adding additional fins and adjusting the shape of the backing.

Hardware

In the UK and Australia, Schlegel Building Products sells hardware as a complementary product to its core seals business, including window and door locking mechanisms and associated fittings which are often sold to the same customers. Increasingly, hardware is sourced in the Far East from specialist producers, typically to a Schlegel Building Products design.

Other Products

Schlegel Building Products also manufactures brushes for use in printer and copier machines, knitted plastic skirting used to suppress road spray; extruded seals for automobile sunroofs; automotive suspension bushings; and specialty seals for aircraft applications.

Schlegel Building Products has recently focused on supplying seals for doors and windows to be sold in less mature markets, where there has been recent economic growth. These markets include Eastern Europe and South and Central America. Of particular note is Schlegel seals' performance in extremely cold climates with continued sales growth in 2006 in Eastern Europe and Scandinavia.

Manufacturing and Sales

Schlegel Building Products' manufacturing activities are located across a number of countries to maximise efficiencies through regional plants. Schlegel Building Products' management benchmark performance metrics across manufacturing sites and encourages sharing of methodologies and experiences across identical technologies. Schlegel Building Products seeks to improve manufacturing capabilities so as to expand production capacity. In addition, Schlegel Building Products has utilised economies of scale to secure purchasing benefits in raw materials, commodities, and consumables.

Schlegel Building Products currently operates in 10 countries through seven manufacturing plants. These regional plants have been established in countries and territories where Schlegel's products match market needs and regulation. Local plant managers, supported by local finance teams, lead each of the regional plants.

Schlegel Building Products' key plants in the United Kingdom, North America, Germany and Belgium, are ISO 9000 certified.

Schlegel Building Products sales structure is local, underpinned with both product and market champions spanning territories and continents, leveraging their skill and industry knowledge to win business across national boundaries. All levels of management, including senior management and local operations managers, are involved in sales and marketing in support of the local sales team.

Gall Thomson

A Gall Thomson marine breakaway coupling is used in the oil and gas industry to enable a loading line to part safely and then to shut off the product supply in the event of a vessel moving off station during the loading or discharging of oil and gas products, whether at offshore moorings or jetty terminals. The purpose of the breakaway coupling is to prevent environmental pollution and damage to pumping and transfer equipment.

Gall Thomson also supplies the quick release Welin Lambie camlock coupling which is used in the hose and loading arm system for the transfer of oil and gas products.

The majority of Gall Thomson couplings are designed and made to order for the major oil producers. Stock and working capital levels are thus easily visible.

The excellence of the couplings and their technology together with the environmental and financial consequences of risking less established products gives Gall Thomson a significant advantage. Gall Thomson owns a wholly owned subsidiary, KLAW, the principal activity of which is the manufacture, assembly and distribution of industrial quick release couplings to the oil and gas industries, such as refining, exploration and construction. They are also used in the transportation of product by road and rail.

The manufacturing operations of Gall Thomson and KLAW are both based in the United Kingdom, and sales are made to an international customer base.

3. INFORMATION ON LUPUS CAPITAL'S DEPENDENCE ON INTELLECTUAL PROPERTY

There are no patents, trademarks or intellectual property rights, licences or particular contracts which, taken individually, are of fundamental importance to the Group's business.

B. OPERATING AND FINANCIAL REVIEW FOR LUPUS CAPITAL

The financial information in this Operating and Financial Review has been extracted without material adjustment from the historical financial information on Lupus Capital set out in Section C of Part 8 of this document or from Lupus Capital underlying accounting records in the case of Adjusted profit, which is unaudited.

Lupus Capital's unaudited preliminary results for the year ended 31 December 2006, announced on 2 March 2007 were prepared in accordance with UK GAAP.

The financial information in this Operating and Financial Review has been prepared in accordance with IFRS (your attention is drawn to the reconciliation between IFRS and UK GAAP contained in Section E of this Part 8).

Investors should read the whole of this prospectus and should not just rely on the summary information contained in this Operating and Financial Review.

1. SELECTED FINANCIAL INFORMATION

	Year ended 31 December		
	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Turnover	62,940	7,479	6,607
Profit before amortisation, interest LESOT charge, exceptional items, loss on disposal of fixed asset investment and taxation ("Adjusted Profit")	11,567	3,086	2,947
Interest	(1,533)	90	27
LESOT charge	-	-	(6,715)
Exceptional items	-	-	(1,309)
Amortisation	(2,129)	-	-
Profit/(loss) on ordinary activities before tax	7,905	3,176	(5,050)
Taxation	(2,973)	(1,025)	(538)
Profit/(loss) on ordinary activities for year	4,932	2,151	(5,588)

	Year ended 31 December		
	2006	*2005*	*2004*
	Pence	*Pence*	*Pence*
Earnings/(loss) per share	0.95	0.90	(2.49)
Equity dividends paid per share	0.44	0.40	0.38

	Year ended 31 December		
	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Total assets	132,226	17,814	16,040
Total liabilities	(62,245)	(1,936)	(1,372)
Total net assets	69,981	15,878	14,668

The Adjusted Profit figure is unaudited and is explained below under reconciliation of Adjusted Profit to profit/(loss) before taxation.

2. FINANCIAL PERFORMANCE

Turnover

Turnover for 2006 was £62.940 million (2005: £7.479 million), with the significant part of the increase being due to the inclusion of sales for the Schlegel Building Products business, which was acquired on April 4 2006, of £53.626 million. Schlegel won new customers during the period and the global market for housing was generally satisfactory with the long term worldwide trend being upwards. Turnover at the existing businesses of Gall Thomson and KLAW rose by 24.5 per cent. to £9.314 million from £7.479 million, driven by the high oil price encouraging oil producers to commence new projects worldwide.

Turnover for 2005 increased by 13.2 per cent. to £7.479 million (2004: £6.607 million). This increase in turnover is mainly due to faster growing sales of KLAW products which reflects the broader marketing of these products at trade shows and exhibitions. The turnover in 2004 recorded an increase of almost 1 per cent. over the previous year (2003: £6.551 million).

An analysis of turnover by geographic market is set out below:

	Year ended 31 December		
	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
United Kingdom	8,616	990	622
Other European countries	22,376	3,839	2,049
Americas	24,570	1,291	735
Rest of the world	7,378	1,359	3,201
Total	62,940	7,479	6,607

Gall Thomson provides products for the major oil companies and their subcontractors on a project by project basis across the world. Gall Thomson submits bids or quotations for many projects. Certain projects may be deferred for a considerable time and some projects may be cancelled. Once a bid has been awarded, Gall Thomson will be put on notice as to when the product is likely to be required.

These major projects may take several years to complete and may be delayed. The timing of the delivery of Gall Thomson's product to the customer and consequently the timing of Lupus Capital's sales depends on the stage of completion of the project. While on a contract-by-contract basis sales may be volatile, Lupus Capital's sales history has demonstrated that on an overall basis aggregate sales have been steady.

The KLAW products are less related to major projects and have a broader more everyday application than those of Gall Thomson. They are not subject to the vagaries of major development programs to the same extent, and consequently have a more regular demand pattern. In the longer term it is intended to continue the development of the KLAW business while maintaining the excellence of the Gall Thomson service to the oil industry. The KLAW business development will be driven by trade promotions and exhibitions.

Consequently, sales into a particular region will be volatile from year to year given the stage of completion of the projects being undertaken and the capital nature of the products being sold. This is evident from the data shown above.

Schlegel Building Products is a leader in the manufacture and marketing of door and window seals, primarily for the worldwide housing market. At end December 2006, Schlegel had over 625 employees and more than 5,000 customers and was selling over 650 million metres of seals in a year. Core manufacturing competencies include continuously moulded urethane foam, narrow fabric textiles, and extruded plastics. As a leading producer of urethane foam (compression seals)

and woven pile (sliding seals) for the window and door markets, seals are sold in more than 75 countries from seven manufacturing plants located around the world. In addition, Schlegel Building Products supplies both manufactures and assembled door and window locking mechanisms to a number of their key seal customers.

The acquisition of Schlegel Building Products during 2006 has had a significant effect on the aggregate sales and also on the regional split of turnover for Lupus Capital.

Also manufactured are related products for the non-housing markets such as cleaning brushes, static control devices for copiers and printers, speciality automotive products as in sunroof seals and truck spray suppressants, tractor seat trim and sway bar brushes.

Profitability

Lupus Capital measures its performance by reference to the profit of the continuing business activity before LESOT charge and exceptional items ("Adjusted Profit"). Below is a reconciliation of unaudited Adjusted Profit to profit/(loss) before taxation.

Reconciliation of unaudited Adjusted Profit before interest to profit (loss) before taxation:

	Year ended 31 December		
	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Profit/(loss) before taxation	7,905	3,176	(5,050)
Amortisation	2,129	-	-
Interest	1,533	(90)	(27)
LESOT charge	-	-	6,715
Exceptional items	-	-	1,309
Loss on disposal of fixed asset investment	-	-	-
	11,567	3,086	2,947

Profit in 2006 was £11,567 which is not directly comparable to the prior year (2005: £3,086 million) due to the acquisition of the Schlegel Building Products business. Schlegel reported profits of £8,122 and that profitability was enhanced by increased productivity. Price increases for its products were implemented to compensate for the higher raw material cost inputs while sales were refocused on to higher margin products. In the oil services sector new products have been introduced which have caused a great deal of interest with significant orders having been received. Profits at Gall Thomson and KLAW rose by 11.6 per cent. to £3,445.

Adjusted Profit in 2005 increased by 4.7 per cent. to £3,086 million (2004: £2,947 million). This improvement was achieved through a strong performance in sales, particularly at KLAW Products Limited.

The strong increase in sales at KLAW had the impact of varying the group gross margin. Administrative costs (excluding LESOT charge and exceptional expenses) increased in 2005 by £0.358 million, which were partly offset by interest receipts which were higher by £0.063 million.

Other significant items impacting the results

In 2006 there were no significant items impacting the reported results.

In 2005 there were no significant items impacting the reported results.

During 2004, a number of exceptional and one off charges were recognised by the group. These are outlined below:

- On 26 March 2004 Lupus Capital allotted 47,539,257 ordinary shares to the trustees of the LESOT under the employee incentive arrangements described in a circular dated 21 January 2004 and approved by Shareholders on 16 February 2004. The issue of these shares gave

rise to a charge of £6.715 million. In the same year exceptional expenses of £1.309 million were incurred. These were costs associated with the change of strategy and introduction of the new executive management to the Lupus Capital Group.

- In 2003 a one-off charge of £0.2 million was incurred relating to a loss on disposal of a fixed asset investment.

Interest

In 2006 Lupus Capital acquired the Schlegel Building Products business financing this with a mixture of debt and equity. The Group took out loans totalling £35 million in connection with the acquisition of which £30 million was long term and £5 million short term. Additionally a further £10 million was made available by the banks under a revolving credit facility. The assumption of this debt changed the interest profile of the enterprise and the Group reported interest cost of £1,533k in 2006. This interest expense is covered by operating profit.

The net interest income or expense reflects the change in the Group's cash position with net interest income of 2004 of £0.027 million and in 2005 of £0.09 million.

Taxation

The taxation position of Lupus Capital has changed significantly as a consequence of the Schlegel acquisition. Previously the groups operating companies operated solely within the United Kingdom for tax purposes. The acquisition has broadened the Group's theatre of operations with the consequent change in tax filings and reporting. The taxation charge for the period was £2,973 million (2005: £1.025 million) which represents a tax rate of 37.6 per cent. (2005: 32.3 per cent.), the increase being due to the higher tax rates prevailing in certain overseas territories.

The tax charge for 2005 was £1.025 million reflecting an effective underlying rate of 32.3 per cent. In 2004 although a loss was reported, there was a tax charge of $0.538 million. This was due mainly to the LESOT charge not being allowed for tax purposes.

Equity dividends paid per share

The comparable dividend declared for 2006 represents a 21 per cent. increase over 2005 reflecting the underlying growth in earnings per share.

Dividends were increased from 2004 to 2005, reflecting the underlying performance of the business and the growth in earnings.

Total Assets

There has been a significant increase in the total assets of the group due to the acquisition of the Schlegel Building Products business.

The movement from 2004 to 2005 is caused by an increase in current assets of £1.727 million. Cash increased by £1.005 million over this period.

Total non-current assets

Total non-current assets have increased significantly due mainly to the acquisition of the Schlegel Building Products business referred to earlier.

Total non current assets increased slightly between 2004 and 2005.

Total Shareholders' funds

Total Shareholders' funds have increased significantly during 2006. The acquisition of Schlegel Building Products involved a significant issue of new shares which led to an increase in Shareholders' funds. Additionally the profit earned during the year contributed to the higher level.

In 2005 the shareholders' funds increased by £0.469 million due to the profit for the year of £1.410 million partly offset by the dividends paid to shareholders of £0.941 million.

Share Capital

The share capital increased significantly in 2006 as a consequence of the issue of 378,571,429 shares to finance the acquisition of Schlegel Building Products. In addition 292,063 shares were issued to directors in lieu of cash fees in November 2006.

In 2004 there were significant changes to the board structure and membership. These resulted in certain changes to the share capital of Lupus Capital.

Changes to the share capital of Lupus Capital in the three years to 31 December 2006 included:

- On 16 February 2004 17,283,944 Ordinary Shares were allotted to Mr Hutchings and paid for by Mr Hutchings under the subscription agreement at that date. This related to the change in executive management referred to earlier.
- On 26 March 2004 Lupus Capital allotted 47,539,257 Ordinary Shares to the Trustees of the LESOT under the Share Incentive Arrangements described in the circular dated 21 January 2004 and approved by Shareholders on 16 February 2004.

3. LUPUS CAPITAL ACCOUNTING

Accounting convention

The financial information for the period under review and have been prepared in accordance with IFRS.

Accounting policies

Details of Lupus Capital's accounting policies are set out in Section C of this Part 8.

4. CAPITAL RESOURCES AND TREASURY AND RISK MANAGEMENT

Capital resources

In order to fund the acquisition of Schlegel Building Products, Lupus Capital secured a debt facility (the 'Schlegel Debt Facility') of £35,000,000 with a multi currency revolving loan of up to £10,000,000. Further details of the Schlegel Debt Facility are contained in paragraph 11 of Part 12.

As at 31 December 2006, £32,500,000 (of which £5,000,000 is current and £27,500,00 long term) was outstanding on the Schlegel Debt Facility and there were no drawings under the multi currency revolving loan. As at 31 December 2006, Lupus Capital had cash balances of £9,738,000.

The Lupus Capital Group's operating cash flows are derived from its operating subsidiaries. The Group is obliged to seek approval from lenders in order to transfer funds to Lupus Capital in the form of cash dividends, loans or advances.

There is no discernible seasonality for Lupus Capital's business.

Treasury and risk management

Currently, Lupus Capital has various financial instruments such as trade debtors and trade creditors that arise directly from its operations. No trading in financial instruments is undertaken. Further information on the risk profile of Lupus Capital's financial instruments is provided in note 19 to the Lupus Capital historical financial information set out in Section C of this Part 8.

As set out in this paragraph 4 above under "Capital resources", the Group has a debt facility.

The Board reviews and agrees policies for managing each financial instrument risk.

The Board periodically reviews any exposure Lupus Capital may have to interest rate fluctuations.

Lupus Capital's subsidiary, Gall Thomson, conducts part of its business in US dollars. Gall Thomson buys forward the value of the orders awarded in order to lock in the exchange rate at that time.

Group cash flow statement

	Year ended 31 December		
	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Cash flows from operating activities			
Operating profit/(loss)	9,438	3,086	(5,077)
Depreciation	1,646	58	55
Amortisation	2,129	-	-
Movement in inventories	1,698	(80)	-
Movement in trade and other receivables	1,394	(642)	548
Movement in trade and other payables	619	342	(575)
LESOT charge includes in operating loss	-	-	6,715
Income tax paid	(2,050)	(806)	(489)
Net cash inflow from operating activities	14,874	1,958	1,177
Investing activities			
Net cash outflow from investing activities	(48,372)	(102)	(36)
Financing activities			
Net cash (outflow)/inflow from financing activities	40,727	(851)	411
Increase in cash and cash equivalents	7,229	1,005	1,552

In 2006 the Schlegel Building Products acquisition had a significant effect on almost all items of the group cash flow. Operating profit was enhanced mainly by the effect of the Schlegel acquisition which contributed the majority of group earnings in the period. Depreciation increased due to the inclusion of the Schlegel fixed assets within the group's total. Amortisation increases significantly caused by the requirement under the IFRS accounting regime to attribute value to intangible assets within the newly acquired business. The value attributed to intangibles totalled £28.2 million, which then in turn is amortised over between eight and 25 years, giving a charge of £2.129 million in the period. This is added back to the operating profit in the cash flow as it does not represent a cash charge.

The working capital movements reflect the strong cash flow from Schlegel where levels of inventories, receivables and payables improved since the date of acquisition. The higher tax payments mirror the increased profits of the group.

The investing activities increased due to more spend on capital equipment and the cost of acquiring the Schlegel business. The financing activities mirror the proceeds of the equity and debt raised for the Schlegel acquisition, offset in part by borrowings repaid on behalf of Schlegel and group interest and dividend outgoings.

In 2004 the reported profit was reduced due to the LESOT charge. The cash flows from operating activities section of the cash flow statement, records as a cash inflow the issue of shares related to the LESOT allotment. There was no change to the net assets of Lupus Capital as a result of the share issue.

Lupus Capital has a debt facility at end December 2006 of £32,500,000 (of which £5,000,000 is current and £27,500,00 long term) and a multicurrency revolving loan of £10,000,000.

Capitalisation and Indebtedness

The following table sets out the capitalisation of Lupus Capital as at 31 December 2006:

	As at 31 December 2006 £'000
Total current debt	
Bank Loan - guaranteed	(4,938)
Finance lease obligations	(156)
	(5,094)
Total non current debt	
Bank Loan - guaranteed	(27,296)
Finance lease obligations	(334)
	(27,630)
Shareholders' equity	
Share capital	3,083
Share Premium	45
Merger reserve	10,389
Cumulative Translational difference	(1,653)
Retained earnings	58,117
	69,981
Net indebtedness	
Cash	9,738
Trading securities	-
	9,738
Current Debt	(5,094)
Non current debt	(27,630)
Net financial indebtedness	(22,986)

The bank loans relate to the debt facility made available to the group for the Schlegel acquisition. There are cross guarantees in place and the assets of the group are used as security.

C. HISTORICAL FINANCIAL INFORMATION ON LUPUS CAPITAL

Group Income Statement

For the year ended 31 December

	Note	*2006* *£'000*	*2005* *£'000*	*2004* *£'000*
Revenue	5	62,940	7,479	6,607
Cost of sales		(22,434)	(2,213)	(1,838)
Gross profit		40,506	5,266	4,769
Administrative expenses		(31,068)	(2,180)	(9,846)
Operating profit/(loss)	6	9,438	3,086	(5,077)
Operating profit/(loss), analysed as:				
Before exceptional items and amortisation		11,567	3,086	2,947
- exceptional LESOT charge	21	-	-	(6,715)
- exceptional restructuring costs	6	-	-	(1,309)
- amortisation	12	(2,129)	-	-
Operating profit/(loss)	6	9,438	3,086	(5,077)
Finance revenue	8	501	316	251
Finance costs	8	(2,034)	(226)	(224)
Profit/(loss) before taxation		7,905	3,176	(5,050)
Income tax expense	9	(2,973)	(1,025)	(538)
Profit/(loss) for the year from continuing operations		4,932	2,151	(5,588)
Earnings per share				
Basic and diluted EPS from continuing operations	11	0.95p	0.90p	(2.49p)

All results relate to continuing operations.

Group Statement of recognised income and expenses

For the year ended 31 December

	Note	2006 £'000	2005 £'000	2004 £'000
Actuarial gains on defined benefit plans	20	622	-	-
Exchange differences on retranslation of foreign operations		(1,653)	-	-
Income recognised directly in equity		(1,031)	-	-
Tax on items recognised directly in equity	9	(217)	-	-
Net income recognised directly in equity		(1,248)	-	-
Profit/(loss) attributable to shareholders		4,932	2,151	(5,588)
Total recognised income and expense for the period		3,684	2,151	(5,588)

Group balance sheet
As at 31 December

	Note	2006 £'000	2005 £'000	2004 £'000
ASSETS				
Non-current assets				
Intangible assets	12	80,774	11,421	11,421
Property, plant and equipment	13	13,030	443	396
Deferred tax	9	6,078	-	-
		99,882	11,864	11,817
Current assets				
Inventories	14	7,396	331	251
Trade and other receivables	15	15,210	2,965	2,323
Cash and short term deposits	23	9,738	2,654	1,649
		32,344	5,950	4,223
TOTAL ASSETS		132,226	17,814	16,040
LIABILITIES				
Current liabilities				
Income tax payable		(1,453)	(718)	(518)
Trade and other payables	16	(14,967)	(1,196)	(854)
Finance lease obligations	17	(156)	(1)	-
Interest bearing loans and borrowings	17	(4,938)	-	-
		(21,514)	(1,915)	(1,372)
Non-current liabilities				
Finance lease obligations	17	(334)	(2)	-
Deferred tax	9	(7,828)	(19)	-
Interest bearing loans and borrowings	17	(27,296)	-	-
Employee benefit liability	20	(3,290)	-	-
Provisions	18	(1,868)	-	-
Other creditors		(115)	-	-
		(40,731)	(21)	-
TOTAL LIABILITIES		(62,245)	(1,936)	(1,372)
NET ASSETS		69,981	15,878	14,668
EQUITY				
Shareholders' equity				
Called up share capital	21	3,083	1,188	1,188
Share premium	22	45	-	-
Merger reserve	22	10,389	10,389	10,389
Treasury shares	22	-	-	(8,201)
Cumulative translational differences	22	(1,653)	-	-
Retained earnings	22	58,117	4,301	11,292
TOTAL EQUITY		69,981	15,878	14,668

Group cash flow statement

For the year ended 31 December

	2006 £'000	2005 £'000	2004 £'000
Cash flows from operating activities			
Operating profit/(loss)	9,438	3,086	(5,077)
Depreciation	1,646	58	55
Amortisation	2,129	-	-
Movement in inventories	1,698	(80)	-
Movement in trade and other receivables	1,394	(642)	548
Movement in trade and other payables	619	342	(575)
LESOT charge included in operating loss	-	-	6,715
Income tax paid	(2,050)	(806)	(489)
Net cash inflow from operating activities	14,874	1,958	1,177
Investing activities			
Payments to acquire property, plant and equipment	(964)	(102)	(36)
Acquisition of subsidiary, net of cash acquired	(47,408)	-	-
Net cash outflow from investing activities	(48,372)	(102)	(36)
Financing activities			
Proceeds from shares issue, net of costs	51,653	-	1,231
Equity dividends paid	(1,234)	(941)	(851)
New borrowings	34,734	-	-
Interest received	501	316	252
Interest paid	(2,034)	(226)	(221)
Schlegel debt repaid upon acquisition	(40,281)	-	-
Repayment of long-term borrowings	(2,500)	-	-
Repayment of capital element of finance leases	(112)	-	-
Net cash (outflow)/inflow from financing activities	40,727	(851)	411
Increase in cash and cash equivalents	7,229	1,005	1,552
Effect of exchange rates on cash and cash equivalents	(145)	-	-
Cash and cash equivalents at the beginning of the year	2,654	1,649	97
Cash and cash equivalents at the year end	9,738	2,654	1,649

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

1. THE BASIS OF PRESENTATION AND ACCOUNTING POLICIES USED IN PREPARING THE HISTORICAL FINANCIAL INFORMATION

The historical financial information is prepared in accordance with the principal accounting policies adopted by the Group as set out in note 2 and International Financial Reporting Standards ("IFRS") as adopted for use in the European Union (EU) except in respect of the following matters:

- the historical financial information does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1 - First-time Adoption of International Financial Reporting Standards and consequently the Company does not make an explicit and unreserved statement of compliance with IFRS as contemplated by paragraph 14 of IAS 1. A company is only permitted to apply the first-time adoption rules of IAS 1 in its first set of financial statements where such an unreserved statement of compliance has been made. In preparing subsequent consolidated financial statements in accordance with IFRS, the date of transition, as determined in accordance with IFRS 1, will not be 1 January 2004 and therefore the first-time adoption rules will be applied at a date other than 1 January 2004 with a consequential impact on the opening IFRS balance sheet.

These accounting policies have been consistently applied to all the periods presented unless otherwise stated.

As explained above, the Group's deemed transition date to IFRS is 1 January 2004. The rules for first-time adoption of IFRS are set out in IFRS 1. IFRS 1 allows certain exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. The Group has applied the following exemptions:

- IFRS 3 - Business Combinations is applied from 1 January 2004 and not retrospectively to earlier business combinations.
- IAS21 - The Effects of Changes in Foreign Exchange Rates is applied from 1 January 2004 and not retrospectively to cumulative translation differences on translation of foreign operations.

2 ACCOUNTING POLICIES

2.1 Going concern basis

After making enquires, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and accordingly they have adopted the going concern basis in preparing the financial information.

2.2 Accounting convention

The historical financial information has have been prepared on a historical cost basis and is presented in pounds sterling and all values are rounded to the nearest million unless otherwise indicated.

2.3 Key sources of estimation uncertainty

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are the measurement and impairment of goodwill and the measurement of defined benefit pension obligations. The measurement of intangible assets other than goodwill on a business combination involves estimation of future cash flows and the selection of a suitable discount rate. The measurement of defined benefit pension obligations requires estimation of future changes in salaries and inflation, as well as mortality rates, the expected return on assets and the selection of a suitable discount rate.

2.4 Basis of consolidation

The historical financial information consolidates the Company and its subsidiary undertakings (see note 26) drawn up to 31 December each year. The financial statements of the subsidiaries are prepared as of the same reporting date as the parent, using consistent accounting policies. Intra group balances and transactions are eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the group and continue to be consolidated until the date that such control ceases.

All business combinations are accounted for using the purchase method. The cost of a business combination is measured as the aggregate of the fair values, at the acquisition date, of any assets given, liabilities incurred or assumed, including contingent liabilities, and equity instruments issued by the Group, plus any costs directly attributable to the combination. The identifiable assets and liabilities of the acquiree are measured initially at fair value at the acquisition date. The excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, including those of an intangible and tangible nature, liabilities and contingent liabilities is recognised as goodwill.

2.5 New standards and interpretations not applied

During the year, the IASB and IFRIC have issued the following standards and interpretations with effective dates after the date of these financial statements that have not yet been adopted by the company.

IASB		Effective date
IFRS 7	Financial Instruments Disclosures	1 January 2007
IAS 1	Amendment - Presentation of Financial Statements: Capital Disclosures	1 January 2007
IFRS 8	Operating Segments	1 January 2009
IFRIC		
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006
IFRIC 10	Interim Financial Reporting and Impairment	1 November 2006
IFRIC 11	Group and Treasury Share Transactions	1 March 2007
IFRIC 12	Service Concession Arrangements	1 January 2008

The directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.

2.6 Principal accounting policies

The preparation of financial statements in conformity with generally accepted accounting policies requires the directors to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported income and expense during the reporting periods.

Although these judgements and assumptions are based on the directors' best knowledge of the amount, events or actions, actual results may differ from these estimates.

The accounting policies set out below have been used to prepare the financial information.

2.7 Goodwill

Goodwill, being the difference between the fair value of consideration paid for new interests in Group companies and the fair value of the Group's share of their net identifiable assets and contingent liabilities at the date of acquisition, is capitalised. Goodwill represents consideration paid by the Group in anticipation of future economic benefits from assets that are not capable of being individually identified and separately recognised.

Goodwill is not amortised, but is subject to an impairment review on an annual basis or more frequently when events or changes in circumstances indicate it might be impaired. Any impairment is charged to the income statement in the period in which it arises.

2.8 Intangible assets

On acquisition of Group companies, the Group recognises any separately identifiable intangible assets separately from goodwill, initially measuring the intangible assets at fair value.

Purchased intangible assets acquired through a business combination, including purchased brands, trademarks and licenses, are capitalised at fair value and amortised on a straight-line basis over their estimated useful economic lives.

The Group capitalises acquired computer software at cost and also capitalises internally generated software based on costs incurred where certain specific criteria are met. Computer software is amortised on a straight-line basis over its estimated useful life, up to 3 years. The carrying value of intangible assets with a finite life is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

2.9 Impairment of assets

Goodwill arising on business combinations is allocated to cash-generating units (equivalent to the reported primary business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or more frequently when events or changes in circumstance indicate that it might be impaired. Goodwill that has been impaired previously cannot be reversed at a later date.

The carrying values of property, plant and equipment, and intangible assets with finite lives are reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss.

Where purchased intangible assets are considered by the Board of Directors to have an indefinite life, they are not amortised but are subject to an impairment review on an annual basis or more frequently if necessary. Intangible assets not yet available for use, for example, computer software under development, are tested for impairment annually.

An impairment review is performed by comparing the carrying value of the property, plant and equipment or intangible asset or goodwill with its recoverable amount, being the higher of the fair value less costs to sell and value in use. The fair value less costs to sell is the amount that could be obtained on disposal of the asset. The value in use is determined by discounting, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, the expected future cash flows resulting from its continued use, including those on final disposal. Impairment losses are recognised in the income statement immediately. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual cash flows could vary considerably from forecasted cash flows. Impairment reversals are permitted to property, plant and equipment or intangible assets (but not goodwill) to the extent that the new carrying value does not exceed the amount it would have been had no impairment loss been previously recognised.

2.10 Segment reporting

The Group's continuing operations are divided into two business segments, Oil services and Building products. The Group's primary reporting format is business segments and its secondary format is geographical segments. A business segment is a component of the Group that is engaged in providing a group of related products and is subject to risks and

returns that that are different from those of other business segments. A geographical segment is a component of the Group that operates within a particular economic environment and is subject to risks and returns that are different from those of components operating in other economic environments.

2.11 Revenue

Revenue is recognised to the extent that it is probable that economic benefit will flow to the Group and the revenue can be reliably measured. Revenue represents amounts receivable for goods provided or the value of work completed for customers during the year in the normal course of business, net of trade discounts, VAT and other sales-related taxes. As such revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on dispatch of the goods.

2.12 Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand as well as short-term highly liquid investments such as money market instruments and bank deposits. Money market instruments are financial assets carried at fair value through profit or loss.

2.13 Interest bearing bank loans and borrowings

Interest bearing bank loans and overdrafts are recorded at the proceeds received less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

2.14 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment value. Depreciation is provided on all assets except freehold land at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its expected useful life, at the following annual rates:

Freehold land	Not depreciated
Freehold buildings	2% to 5%
Plant and machinery	7.5% to 35%
Motor vehicles	20% to 25%

The carrying values of property, plant and equipment are reviewed for impairment periodically if events or changes in circumstances indicate that the carrying value may not be recoverable.

The assets' residual values, useful lives and method of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

2.15 Inventories

Inventories are valued at the lower of cost and net realisable value. Cost includes cost of materials determined on a purchase cost basis, direct labour and an appropriate proportion of manufacturing overheads based on normal level of activity. Net realisable value is based on estimated selling prices, less further costs expected to be incurred to completion and disposal.

2.16 Leases

Where the group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Assets held under finance leases and similar contracts which confer the rights and obligations similar to those attached to owned assets are capitalised at the inception of the lease at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of

the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are reflected in the income statement.

All other leases are treated as operating leases, and rentals payable are charged to the income statement account on a straight-line basis over the lease term.

2.17 Foreign currencies

In individual companies, transactions in foreign currencies are recorded at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the exchange rate prevailing at the balance sheet date. Any resulting exchange differences are taken to the income statement, except where hedge accounting is applied. In these circumstances exchange differences are taken directly to equity until either the disposal of the hedging instrument, at which time they are recognised in the income statement.

On consolidation, assets and liabilities of Group companies denominated in foreign currencies are translated into sterling at the exchange rate prevailing at the balance sheet date. Income and expense items are translated into sterling at the average rates for the year.

Exchange differences arising on the translation of opening net assets of Group companies, together with differences arising from the translation of the net results at average or actual rates to the exchange rate prevailing at the balance sheet date, are taken to equity. On disposal of a foreign entity, the deferred accumulated amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

2.18 Pensions and other post employment benefits

The Group operates a defined contribution pension and a defined benefit scheme.

The cost of providing benefits under the defined benefit scheme is determined using the projected unit credit actuarial valuation method. The operating and financing costs of the pension scheme are charged to the income statement in the period in which they arise and are recognised separately. The costs of past service benefit enhancements, settlements and curtailments are also recognised in the period in which they arise. The past service cost is recognised as an expense on a straight line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service costs are recognised immediately. The difference between the actual and expected returns on assets during the year, including changes in the actuarial assumptions, are recognised in the statement of recognised income and expenses.

The defined benefit assets and liability comprise the present value of the defined benefit obligations less the past service cost not yet recognised and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any assets is restricted to the sum of any past service costs not yet recognised and the present value of any economic benefit available in the form of refunds from the plan or reductions in the future contributions to the plan.

Contributions to the defined contribution scheme are charged to the income statement as incurred.

2.19 Financial assets, liabilities and derivatives

Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument and are generally derecognised when the contract that gives rise to it is settled, sold, cancelled or expires.

When shares are issued, any component that creates a financial liability of the Group is presented as a liability in the balance sheet; measured initially at fair value net of transaction costs and thereafter at amortised cost until extinguished on conversion or redemption. The

remainder of the proceeds on issue is allocated to the equity component and included in shareholder's funds, net of transaction costs. The carrying amount of the equity component is not remeasured in subsequent years.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, using the effective interest rate method, less appropriate allowances for estimated irrecoverable amounts. Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

2.20 **Deferred taxation**

Income tax expense represents the sum of the current tax and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred income tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred income tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred income tax is calculated at the tax rates enacted at the balance sheet dates and that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred income tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2.21 **Exceptional items**

The Group presents as exceptional items on the face of the income statement, those material items of income and expense which, becauswe of the nature and expected infrequency of the events giving rise to them, merit seperate presentation to allow shareholders to understand better the elements of financial performance in the year, so as to facilitate comparison with prior periods and to access better trends in financial performance.

2.22 Share-based employee remuneration

All share-based payment arrangements are recognised in the consolidated financial statements. The Group operates an equity-settled share-based remuneration plan for remuneration of certain employees.

All employee services received in exchange for the grant of any share-based remuneration are measured at their fair values. These are indirectly determined by reference to the fair value of the share options awarded. Their value is appraised at the grant date and excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets).

All share-based remuneration is ultimately recognised as an expense in the income statement with a corresponding credit to equity, net of deferred tax where applicable. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.

Upon exercise of share options, the proceeds received net of any directly attributable costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded as share premium.

3. BUSINESS COMBINATIONS

Acquisition of Schlegel business in 2006

On 4 April 2006, the Group acquired 100 per cent. of the assets and liabilities relating to the acquired Schlegel business which was part of Unipoly Holdings Limited, based in the United Kingdom and specialising in the manufacture and marketing of building products.

The fair value of the identifiable assets and liabilities of Schlegel as at the date of acquisition and the corresponding carrying amounts immediately before the acquisition were:

	Book values £'000	*Fair value to group £'000*
Intangible assets		
- Customer relationships	-	19,800
- Brands	-	8,400
- Computer software	75	75
Property, plant and equipment	14,391	14,251
Inventories	10,501	9,436
Trade receivables and other debtors	14,518	14,454
Deferred tax asset	6,893	7,868
Cash at bank	786	786
Current liabilities	(51,218)	(53,290)
Non-current liabilities	(578)	(578)
Provision for liabilities and charges	-	(2,029)
Deferred tax liability	(506)	(9,008)
Employee benefit liability	(5,141)	(5,141)
Net (liabilities)/assets	(10,279)	5,024
Goodwill arising on acquisition (Note 12)		43,170
Total Consideration		48,194
Discharged by:		
Cash consideration		44,662
Transaction costs		3,532
Total Consideration		48,194

The acquisition of the business of the Schlegel building products division was completed on 4 April 2006. The acquisition was funded by the raising of £53 million by way of a placing and open offer of 378,571,429 ordinary shares in Lupus Capital at an issue price of 14p per share and by a new debt facility comprising a term loan of £35,000,000 and a multicurrency revolving loan facility of £10,000,000. In order to process the acquisition, a new subsidiary of the Company, Schlegel Acquisition Holdings Limited (SAH), was formed and the relevant business was brought together within SAH.

From the date of acquisition, Schlegel has contributed £3,894,000 to the net profit of the Group. As at 31 December 2006 management were unable to obtain sufficiently reliable information to disclose what Schlegel's profit and revenue would have been for the whole year had the combination taken place at the beginning of the year.

Included in the £43,170,000 of goodwill recognised above are certain intangible assets that cannot be individually separated and reliability measured from the acquiree due to their nature, including an assembled workforce.

4. SEGMENTAL ANALYSIS

Primary reporting format business segments

The following tables present revenue and profit and certain assets and liability information regarding the Group's business segments:

Year ended 31 December 2006	*Oil services £'000*	*Building products £'000*	*Total £'000*
Continuing operations			
Revenue			
Sales (including inter-segment sales)	9,314	59,380	68,694
Inter-segment sales	-	(5,754)	(5,754)
Total revenue	9,314	53,626	62,940
Results			
Operating profit	3,445	5,993	9,438
Net finance costs			(1,533)
Profit/(loss) before income tax			7,905
Income tax expense			(2,973)
Profit for the year			4,932
Assets and liabilities			
Segment assets	14,363	101,975	116,338
Unallocated assets			15,888
Total assets			132,226
Segment liabilities	1,588	18,091	19,679
Unallocated liabilities			42,566
Total liabilities			62,245
Other segment information			
Capital expenditure:			
- tangible fixed assets	32	993	1,025
- intangible fixed assets	-	71,482	71,482
Depreciation	59	1,587	1,646
Amortisation	-	2,129	2,129
Employee benefit liabilities	-	3,290	3,290

Prior to the acquisition of Schlegel during the year ended 31 December 2006, the Group operated just one business segment, oil services.

Secondary reporting format – Geographical segments

The following tables present revenue, expenditure and certain asset information regarding the Group's geographical segments:

Year ended 31 December 2006	*United Kingdom £'000*	*Europe £'000*	*Americas £'000*	*Rest of the world £'000*	*Total £'000*
Revenue					
Revenue from continuing operations	8,616	22,376	24,570	7,378	62,940
Other segment information					
Segment assets	44,538	15,554	53,685	2,561	116,338
Unallocated assets					15,888
Total assets					132,226
Capital expenditure:					
Tangible fixed assets	253	329	390	53	1,025
Intangible assets	26,016	3,691	41,727	48	71,482

Prior to the acquisition of Schlegel during the year ended 31 December 2006, the Group operated just one geographical segment, United Kingdom.

5. REVENUE

Revenue disclosed in the income statement is analysed as follows;

	2006 £'000	*2005 £'000*	*2004 £'000*
Sale of goods	62,835	7,479	6,607
Rendering of services	105	-	-
	62,940	7,479	6,607
Finance revenue	501	316	251
Total revenue	63,441	7,795	6,858

No revenue was derived from exchange of goods and service (2005: Nil; 2004: Nil).

6. OPERATING PROFIT/(LOSS)

Operating profit is stated after charging the following:

	2006 £'000	2005 £'000	2004 £'000
Depreciation of property, plant and equipment - owned assets	1,600	58	55
Depreciation of property, plant and equipment - leased assets	46	-	-
Amortisation of intangible assets	2,129	-	-
Operating lease rentals - land and buildings	946	86	84
Fees payable to the company's auditors for the audit of the group accounts	66	26	14
Fees payable to the company's auditors or their associates for other services			
- Audit of the company's subsidiaries	121	10	5
- Tax, general and other services	187	14	8
Foreign exchange (profit)/loss	(69)	(39)	29

Exceptional costs were incurred in 2004 as a result of the change of strategy and introduction of new executive management to the Group in February 2004 as follows: legal fees £112,000; costs of establishing the Iesot £99,000; corporate finance fees £308,000; management fees including performance fee and termination fee £732,000; and printing costs, listing fees and other miscellaneous costs £58,000. The other services provided by the auditors in 2006 related to the provision of transaction support and taxation services which the directors consider are cost effective for the auditors to provide.

7. EMPLOYEES

Number of employees

The average monthly number of employees (including directors) of the Group during the financial year was:

	2006 Number	2005 Number	2004 Number
Administration	81	15	16
Sales	70	-	-
Operations	537	18	16
	688	33	32

Employment costs

Employment costs of these employees during the year were as follows:

	2006 £'000	2005 £'000	2004 £'000
Wages and salaries	14,878	1,565	1,310
Social Security costs	1,809	192	158
Other pension costs	395	85	83
	17,082	1,842	1,551

Directors remuneration

The remuneration payable to directors was as follows:

	Total 2006	*Total 2005*	*Total 2004*
	£	*£*	*£*
Greg Hutchings	368,531	150,837	131,592
Denis Mulhall	246,987	75,523	65,866
Frederic Hoad	18,750	18,000	17,500
Roland Tate	18,750	18,000	17,500
Konrad Legg	-	917	22,500
Michael Jackson	3,263	-	-
Total	656,281	263,277	254,958

Mr Legg resigned from the Board on 17 January 2005. The fees of Mr Legg were payable to Tudeley Holdings Limited and those of Mr Hoad to Hoad & Co (Consultants) Limited; those of Mr Tate were paid to RMT up to 21 January 2005 and thereafter to Tiger Corporate Finance Limited and those of Mr Jackson to Michael Jackson Associates.

Mr Jackson and Mr Tate agreed on 17 November 2006 to take payment of their fees in shares of the Company. The relevant letters of agreement stated that their entitlement to fees for the periods of 12 months commencing on 17 November 2006 and 1 November 2006 respectively, being £25,000 and £21,000 respectively, would be satisfied by the issue to them of new ordinary shares in the company; the issue of such shares satisfied in full the obligation to make payment of the fees due for the period ending 16 November 2007 and 30 October respectively; subject to the relevant articles of association of the Company, their service as directors could only be terminated on 12 months' notice from either side and they agreed to hold the shares issued for at least 12 months.

Pursuant to these agreements, 158,730 new ordinary shares were issued to Mr Jackson and 133,333 to Mr Tate on 17 November 2006, by reference to the closing mid-market price of the shares on 16 November 2006.

8. FINANCE REVENUE AND COSTS

	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Finance revenue			
Bank interest receivable	501	316	251
Finance costs			
Interest payable on bank loans and overdraft	(1,784)	(78)	(224)
Finance charges payable under finance lease and hire purchase contracts	(172)	(148)	-
Other finance cost - pensions	(78)	-	-
	(2,034)	(226)	(224)

9. TAXATION

(a) Tax on profit on ordinary activities

Tax charged to the income statement

	2006 £'000	2005 £'000	2004 £'000
Current income tax:			
UK Corporation tax	1,061	1,006	480
Foreign tax	1,522	-	-
Current income tax charge	2,583	1,006	480
Adjustments in respect of prior periods	(1)	-	59
Total current income tax	2,582	1,006	539
Deferred tax:			
Origination and reversal of timing differences	344	19	(1)
Other items	47	-	-
Total deferred tax	391	19	(1)
Tax charge in the income statement	2,973	1,025	538

Tax relating to items charged or credited directly to equity

	2006 £'000	2005 £'000	2004 £'000
Deferred tax:			
Actuarial gains and losses on pension schemes	217	-	-
Tax charge in the statement of recognised income and expense	217	-	-

(b) Reconciliation of the total tax charge

The tax assessed for the year differs from the standard rate of tax in the UK (30%). The differences are explained below:

	2006 £'000	2005 £'000	2004 £'000
Profit/(loss) from continuing operations before taxation	7,905	3,176	(5,050)
Rate of corporation tax in the UK of 30% (2005 and 2004: 30%)	2,372	952	(1,515)
Effects of:			
Expenses not deductible for tax purposes:			
Charge in respect of transfer of shares to Iesot	-	-	2,014
Legal charges in respect of share issues	-	-	63
Other items	6	42	2
Overseas tax rate differences	355	-	(8)
Other movements	241	31	(72)
Offset of Advanced Corporation Tax	-	-	(5)
Adjustment in respect of prior periods	(1)	-	59
Tax charge in the income statement	2,973	1,025	538

(c) **Deferred tax**

Deferred income tax at 31 December relates to the following:

	Consolidated balance sheet			*Consolidated income statement*		
	2006	*2005*	*2004*	*2006*	*2005*	*2004*
	£'000	*£'000*	*£'000*	*£'000*	*£'000*	*£'000*
Deferred tax liability						
Accelerated depreciation for tax purposes	-	(19)	-	-	(19)	-
Fair value adjustments on acquisition	(7,828)	-	-	632	-	-
	(7,828)	(19)	-	632	(19)	-
Deferred income tax assets						
Post employment benefits	1,310	-	-	-	-	-
Fair value adjustments on acquisition	4,768	-	-	-	-	-
Losses available for offset against future taxable income	-	-	-	-	-	-
	6,078	-	-	-	-	-
Deferred income tax income/(expense)				632	(19)	-
Deferred tax liabilities net	(1,750)	(19)	-			
Reflected in the balance sheet as follows						
Deferred tax assets	6,078	-	-			
Deferred tax liabilities	(7,828)	(19)	-			
Deferred tax liabilities net	(1,750)	(19)	-			

(d) **Factors that may affect future tax charges:**

There are estimated tax losses of £11,954,000 (2005: £11,954,000 and 2004: £11,954,000) within the Group, comprising capital losses of £6,760,000 and other tax losses of £5,194,000. As the future use of these losses is uncertain, in accordance with the Group's accounting policy no deferred tax asset has been recognised in respect of them.

The amounts of deferred tax not recognised are as follows:

	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Tax losses	(1,558)	(1,558)	(1,558)
Capital losses	(2,028)	(2,028)	(2,028)
Other short term timing differences	-	-	-
	(3,586)	(3,586)	(3,586)

10. DIVIDENDS

	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Dividends reflected in the financial statements:			
Interim dividend at 0.114p and 0.049p per share (2005: 0.132p and 2004: 0.126p)	573	314	300
Final dividend paid for the year 2005 at 0.278p (2004: 0.264p and 2003: 0.25p)	661	627	551
	1,234	941	851
Dividends not reflected in the financial statements:			
Proposed final dividend for the year 2006 at 0.334p per share (2005: 0.278p and 2004: 0.264p)	2,059	661	627

11. EARNINGS/(LOSS) PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. There were no potentially dilutive shares.

	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Basic and diluted weighted average number of shares	519,846	237,696	224,447

Earnings per share from continuing operations before exceptional items and amortisation

The group presents as exceptional items on the face of the income statement, those material items of income and expense which, because of the nature and expected infrequency of the events giving rise to them, merit separate presentation to allow shareholders to understand better the elements of financial performance in the year, so as to facilitate comparison with prior periods and to assess better trends in financial performance.

To this end, basic and diluted earnings per share is also presented on this basis and using the weighted average number of ordinary shares for both basic and diluted amounts as per the table above except for periods where the Group has reported a loss, in that case potential ordinary shares are non-dilutive. Net profit from continuing operations before exceptional items is derived as follows:

	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Profit/(loss) for the year from continuing operations	4,932	2,151	(5,588)
Exceptional LESOT charge	-	-	6,715
Exceptional restructuring costs	-	-	1,309
Amortisation	2,129	-	-
Tax effect on exceptional restructuring costs and amortisation	(639)	-	(329)
for the year from continuing operations before lesot charge, exceptional restructuring costs and amortisation	6,422	2,151	2,107
Basic and diluted EPS from continuing operations before exceptional lesot charge, exceptional restructuring costs and amortisation	1.24p	0.90p	0.94p

12. INTANGIBLE FIXED ASSETS

	Computer software £'000	Acquired brands £'000	Customer relations £'000	Goodwill £'000	Total £'000
Cost					
At 1 January 2004, at 31 December 2004 and at 31 December 2005	-	-	-	11,421	11,421
Acquisition of subsidiary (note 3)	75	8,400	19,800	43,170	71,445
Additions	37	-	-	-	37
At 31 December 2006	112	8,400	19,800	54,591	82,903
Amortisation and impairment					
At 1 January 2004, at 31 December 2004 and at 31 December 2005	-	-	-	-	-
Amortisation during the year	21	252	1,856	-	2,129
At 31 December 2006	21	252	1,856	-	2,129
Net book value					
At 31 December 2004	-	-	-	11,421	11,421
At 31 December 2005	-	-	-	11,421	11,421
At 31 December 2006	91	8,148	17,944	54,591	80,774

Goodwill acquired during the year ended 31 December 2006 relates to the Schlegel business, all other goodwill relates to the ongoing business stream in Gall Thomson and the single activity of the Group. The recoverable amount was determined on its value in use calculation using a detailed three year forecast followed by an extrapolation of expected cash flows at the growth rates below:

	2006	*2005*	*2004*
Gall Thomson			
Growth rates	0%	0%	n/a
Discount rate	4.3%	5.7%	n/a
Schlegel			
Growth rates	0%	n/a	n/a
Discount rate	4.9%	n/a	n/a

The key assumptions for the business include stable operating margins, based on past experience.

13. PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings £'000	*Plant and Machinery £'000*	*Motor vehicles £'000*	*Total £'000*
Cost				
At 1 January 2004	207	424	8	639
Additions	-	36	-	36
At 31 December 2004	207	460	8	675
Additions	85	17	3	105
At 31 December 2005	292	477	11	780
Additions	170	840	15	1,025
Acquisition of subsidiary	1,792	12,459	-	14,251
Disposals	-	(113)	(8)	(121)
Foreign currency adjustment	(80)	(898)	-	(978)
At 31 December 2006	2,174	12,765	18	14,957
Accumulated depreciation				
At 1 January 2004	34	182	8	224
Charge for the year	5	50	-	55
At 31 December 2004	39	232	8	279
Charge for the year	6	52	-	58
At 31 December 2005	45	284	8	337
Charge for the year	84	1,558	4	1,646
Disposals	-	(12)	(7)	(19)
Foreign currency adjustment	(2)	(35)	-	(37)
At 31 December 2006	127	1,795	5	1,927
Net book value				
At 31 December 2004	168	228	-	396
At 31 December 2005	247	193	3	443
At 31 December 2006	2,047	10,970	13	13,030

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 31 December 2006 was £689,000 (2005: £3,000 and 2004: £nil). Additions and acquisition of subsidiary during the year ended 31 December 2006 includes £733,000 of plant and equipment held under finance leases and hire purchase. Leased assets and assets under hire purchase contracts are pledged as security for the related finance lease and hire purchase liabilities.

14. INVENTORIES

	2006 £'000	*2005 £'000*	*2004 £'000*
Raw materials and consumables	3,019	194	121
Work-in-progress	1,023	125	116
Finished goods	3,354	12	14
	7,396	331	251

The amount of write-down of inventories recognised as an expense is £Nil (2005: £Nil and 2004: £Nil) which is recognised in cost of sales.

15. TRADE AND OTHER RECEIVABLES

	2006 £'000	2005 £'000	2004 £'000
Trade receivables	12,277	2,812	2,114
Other receivables	1,051	91	90
Prepayments and accrued income	1,882	62	119
	15,210	2,965	2,323

16. TRADE AND OTHER PAYABLES

	2006 £'000	2005 £'000	2004 £'000
Trade payables	7,016	307	224
Other taxes and social security costs	272	102	51
Accruals and deferred income	7,679	787	579
	14,967	1,196	854

17. INTEREST-BEARING LOANS AND BORROWINGS

	2006 £'000	2005 £'000	2004 £'000
Current			
Obligations under finance leases and hire purchase contracts (Note 28)	156	1	-
Other loans:			
£10m revolver facility	-	-	-
£35m bank loan	4,938	-	-
	5,094	1	-
Non -current			
Obligations under finance leases and hire purchase contracts (Note 28)	334	2	-
£35m bank loan (2005:Nil, 2004 nil)	27,296	-	-
	27,630	2	-

The Group took out loans totalling £35,000,000 from Bank of Scotland in connection with the acquisition of Schlegel, of which £30,000,000 was a long term loan and £5,000,000 short term. A repayment of £2,500,000 has been made. A further revolving credit facility of £10,000,000 was made available by the bank, but no drawings have been made under this facility at the balance sheet date.

	2006
	£'000
Amounts falling due:	
Within one year	5,000
Between one and two years	5,000
Between two and five years	22,500
	32,500
Less: issue costs	(266)
	32,234
Less: amounts falling due within one year	(4,938)
	27,296

Bank loans and other borrowings are secured on the assets of the Schlegel Acquisition Holdings Group. The principle companies within the group have also provided cross-guarantees to the Group's bankers in support of all bank loan and borrowings.

Borrowing facilities

The Group had un-drawn committed multicurrency loan facilities at 31 December 2006 in respect of which all conditions precedent had been met of £8,505k. These facilities expire in more than two years but not more than five years.

18. PROVISIONS

	Restructuring	*Total*
	£'000	*£'000*
At 1 January 2004 and at 31 December 2004 and at 31 December 2005	-	-
On acquisition of Schlegel	2,029	2,029
Utilised	-	-
Exchange	(161)	(161)
	1,868	1,868

At the date of acquisition Schegel had an existing liability for restructuring.

19. FINANCIAL INSTRUMENTS: RISK PROFILE

The Group's principal financial instruments have comprised bank loans, finance leases and hire purchase contracts, and cash and short-term deposits. The Group has various other financial instruments such as trade debtors and trade creditors that arise directly from its operations. No trading in financial instruments is undertaken.

The Board reviews and agrees policies for managing each financial instrument risk and they are summarised below. The disclosures in this note exclude information relating to short-term debtors and creditors, except relating to credit risk and foreign currency risk.

Credit risk

The group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds is limited because the counterparties are reputable international banks.

Liquidity risk

During the year ended 31 December 2006 the Group operated within its borrowing facilities. The Board continues to keep the liquidity position under review.

Interest rate risk profile of financial liabilities

The Group had an overdraft facility, but this was not used for borrowing purposes. The interest rate profile of the Group's financial liabilities as at the 31 December 2006 was as follows:

	Floating rate liabilities £'000	*Fixed rate liabilities £'000*	*Total £'000*
Sterling	32,234	-	32,234
US dollar	44	-	44
Euro	22	488	510
	32,300	488	32,788

The interest rate on the floating rate bank loans is linked to LIBOR. The Company has taken out an interest rate swap agreement. This agreement is effective from 4 October 2006 and covers the period through to 4 October 2008 the economic effect of this swap agreement was to fix the interest rate for the borrowings covered.

	Covered Floating rate Borrowings £'000	*Swap by interest rate swaps £'000*	*fixed rate %*
Sterling	32,234	32,234	6.23

The weighted average interest rate on the fixed financial liabilities is 2.9 per cent. and weighted average interest period is 3 years.

Interest rate risk of financial assets

The Board periodically reviews any exposure the Group may have to interest rate fluctuations. The weighted average interest rate received on deposited funds was 4.5 per cent. during the year (2005: 4.07 per cent. and 2004: 4.6 per cent.).

Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, the Euro and the Australian dollar. Foreign exchange risk arises from future commercial and financing transactions, recognised assets and liabilities denominated in a currency that is not the Group's functional currency and net investments in overseas entities.

The Group has a number of overseas subsidiaries, whose net assets are subject to currency translation risk. The Group borrows in local currencies as appropriate, to minimise the impact of this risk on the balance sheet.

Overseas subsidiaries are responsible for managing transactional foreign exchange risk arising from future commercial and financing transactions and recognised assets and liabilities in currencies other than their functional currency, usually by using forward currency contracts.

Fair values

The directors consider there to be no material difference between the book value and fair value of the Group's financial instruments in each of the three financial years presented.

20. PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT PLANS

20.1 Defined contribution pension schemes

The Group operates a number of defined contribution pension schemes, the assets of which are held externally to the Group in separate trustee administered funds. The costs of the Group's defined contribution pension schemes are charged to the profit and loss account in the period in which they fall due. The Group had unpaid pension contributions of £15,000 (2005: £Nil; 2004: £Nil) included within Employed Benefit Liabilities.

20.2 Defined benefit pension and post retirement benefit schemes

Schlegel operates a defined benefit pension scheme and post-retirement healthcare scheme in the USA. An actuarial valuation was performed on the 31 December 2006, and full actuarial valuations of the schemes are carried out every year by qualified independent actuaries. For the purposes of these annual updates, scheme assets are included at market value and scheme liabilities are measured on an actuarial basis using the projected unit method; these liabilities are discounted at the current rate of return on a high quality corporate bond of equivalent currency and term. The post-retirement benefit surplus or deficit is included on the Group's balance sheet, net of the related amount of deferred tax. Surpluses are only included to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes.

The current service cost and any past service costs are included in the profit and loss account within operating expenses and the expected return on the schemes' assets, net of the impact of the unwinding of the discount on scheme liabilities, is included within other finance income. Actuarial gains and losses, including differences between the expected and actual return on scheme assets, are recognised, net of the related deferred tax, in the statement of total recognised gains and losses.

The assets and liabilities of the schemes are:

	31 December 2006		*On acquisition*	
	%	*£'000*	*%*	*£'000*
Equities	9.2	5,148	9.2	4,994
Bonds	5.3	2,022	5.1	1,777
Other	3.1	107	3.1	125
Total market value of scheme assets		7,277		6,896
Present value of scheme liabilities		(10,552)		(12,015)
Deficit in the scheme		(3,275)		(5,119)

The components of the defined benefit cost were as follows:

	£'000
Operating profit	
Current service cost	167
Past service costs	(241)
Total operating charge	(74)
Other finance (charge)/income	
Expected return on plan assets	392
Interest on plan liabilities	(470)
Net return	(78)
Statement of total recognised gains and losses	
Actual return less expected return on plan assets	3
Experience gains and losses on the scheme liabilities	65
Exchange rate	539
Change in assumptions underlying the present value of the scheme liabilities	15
Actuarial gain	622

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

The principal assumptions used in determining pension and post-employment medical benefit obligations for the Group's plans are shown below:

	31 December 2006	*On acquisition*
Rate of increase in salaries	n/a	n/a
Rate of increase in pensions in payment	0.0%	0.0%
Discount Rate	6.0%	5.75%
Health care cost trend*	9.5%-5%	9.5%-5%

*The level of healthcare contributions are capped and adopting a higher trend rate does not materially affect the liability

Changes in the present value of the defined benefit pension obligations are analysed as follows:

	£'000
On acquisition	(5,119)
Current service cost	(167)
Past service cost	241
Contributions	1,226
Other finance charge	(78)
Actuarial gain	622
Deficit in scheme at 31 December 2006	(3,275)

The pension scheme is closed to new entrants; as a result the service cost to the company will increase in future years. The expected level contributions to the benefit pension scheme and post-retirement healthcare scheme in the year to the 31 December 2007 is £947k.

21. SHARE CAPITAL

	2006	2005	2004
Authorised:			
Ordinary shares of 0.5 pence each (in thousands)	825,000	500,000	500,000
Share capital (in £'000)	4,125	2,500	2,500
Allotted, called up and fully paid:			
616,559,778 (2005 and 2004: 237,696,286) Ordinary shares of 0.5 pence each	3,083	1,188	1,188

On 26 March 2004 the Company allotted 47,539,257 new ordinary shares to the trustees of the Lupus Capital Employee Share Ownership Trust ("the Iesot") under the employee incentive arrangements described in the circular dated 21 January 2004 and approved by shareholders on 16 February 2004.

The issue of the shares to the Iesot gave rise to an additional £237,696 of paid up share capital and £7,962,826 of share premium, offset by a charge to the reserves of £8,200,522. There was no change to the net assets of the Company as a result of the share issue. However, there was a reduction of £8,200,522 in the distributable reserves, which would have impeded the Company's ability to pay dividends.

An extraordinary general meeting of shareholders on 24 May 2005 approved a reduction of the entire share premium account to create a reserve to offset the deficit on distributable reserves. The approval of the Court was also obtained and the share premium account was reduced accordingly.

The acquisition of the Schlegel building products division was completed on 4 April 2006. The acquisition was funded by the raising of £53 million by way of a placing and open offer of 378,571,429 ordinary shares in Lupus Capital at an issue price of 14p per share and by a new debt facility comprising a term loan of £35,000,000 and a multicurrency revolving loan facility of £10,000,000. Of the new ordinary shares issued, 299,339,334 shares were placed with institutional and certain other investors under the placing and 79,232,095 shares were issued to existing shareholders under the terms of the open offer on the basis of one share for every three held as at 1 March 2006.

On 17 November 2006, 158,730 shares were issued to Mr Jackson in payment of his director's fees for the year commencing 17 November 2006 and 133,333 shares were issued to Mr Tate, in payment of his directors' fees for the year commencing 1 November 2006.

Employee share ownership trust

47,539,257 ordinary shares are held by the trustees of the Lupus Capital Employee Share Ownership Trust ("the Iesot") under the employee incentive arrangements described in the circular dated 21 January 2004 and approved by shareholders on 16 February 2004. The Iesot subscribed for the shares in cash at a price of 17.25p per share using funds contributed to the Iesot by the Company.

The Company requested the trustees of the Iesot to hold the shares for the benefit of the family of Greg Hutchings, executive chairman of the Company. On 31 December 2005 that request became unconditional, since Mr Hutchings was still employed by the Company at that date.

The Iesot subscribed for, and was allotted, a further 15,846,419 ordinary shares in the placing and open offer in connection with the acquisition of Schlegel.

Contingent rights to the allotment of shares

At 31 December 2006, 31 December 2005 and 31 December 2004 there were 714,285 contingent rights to the allotment of shares, in respect of options granted to Mr Hutchings under the EMI scheme. The shares held by the lesot are available to satisfy these contingent rights.

22. RECONCILIATION OF MOVEMENTS IN EQUITY

	Share Capital £'000	*Share Premium Account £'000*	*Merger Reserve £'000*	*Treasury Shares £'000*	*Currency Translation £'000*	*Retained Earnings £'000*	*Total £'000*
At 1 January 2004	864	4,709	10,389	-	-	(2,801)	13,161
Shares issued net of costs	86	1,145	-	-	-	-	1,231
LESOT share issue	238	7,963	-	(8,201)	-	-	-
Capital reorganisation	-	(13,817)	-	-	-	13,817	-
Total recognised income and expense for the year	-	-	-	-	-	(5,588)	(5,588)
LESOT cost included in loss for the year	-	-	-	-	-	6,715	6,715
Dividends paid	-	-	-	-	-	(851)	(851)
At 1 January 2005	1,188	-	10,389	(8,201)	-	11,292	14,668
Change in control of lesot	-	-	-	8,201	-	(8,201)	-
Total recognised income and expense for the year	-	-	-	-	-	2,151	2,151
Dividends paid	-	-	-	-	-	(941)	(941)
At 1 January 2006	1,188	-	10,389	-	-	4,301	15,878
Shares issued net of costs	1,895	45	-	-	-	49,713	51,653
Total recognised income and expense for the year	-	-	-	-	(1,653)	5,337	3,684
Dividends paid	-	-	-	-	-	(1,234)	(1,234)
At 31 December 2006	3,083	45	10,389	-	(1,653)	58,117	69,981

The shares held by the lesot are held at the discretion of the trustees of the lesot for the benefit of Mr Hutchings's family. The Company retained the right until 31 December 2005 to ask the trustees to reverse this allocation if Mr Hutchings ceased to be an employee of the Company. The cost of these shares is no longer identified separately in the reserves, reflecting the fact that this residual element of control on the part of the Company has ceased to be effective.

The shares issued in connection with the acquisition of Schlegel, as described in note 20 above, were issued in consideration for shares in Lupus Capital (Jersey) Limited and the premium thereon represented a capital profit taken to profit and loss account.

Included within the profit and loss account is £96,000, which represents an amount transferred to a Special Reserve within the accounts of a subsidiary company under the terms of a Court Order on a reduction in share capital of that company.

23. CASH AND SHORT TERM DEPOSITS

	Cash at bank
	£'000
At 1 January 2004	97
Cash flow	1,552
At 31 December 2004	1,649
Cash flow	1,005
At 31 December 2005	2,654
Cash flow	7,084
At 31 December 2006	9,738

24. CONTINGENT LIABILITIES

	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Financial guarantees	1,656	-	-
Performance bonds	9	-	-
Legal claims	578	-	-
Contracts for future expenditure	17	-	-
	2,260	-	-

The Group has financial guarantees amounting to £1,656k. These guarantees principally relate to letter of credits provided by the bank in respect of workmens' compensation claims on which no losses are anticipated.

The Group is the subject of pending legal proceedings, relating to employee grievances, arising on the separation of the EMI business from Schlegel, prior to the acquisition of the Schlegel business by the Group. The Group does not believe that the outcome of these proceedings will have a material adverse effect upon the Group.

25. FINANCIAL COMMITMENTS

The Group has entered into commercial leases on certain properties. There are no restrictions placed upon the lessee by entering into these leases.

Future minimum rentals payable under non-cancellable operating leases are as follows:

		Land and buildings	
	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Not later than one year	1,023	57	76
After one year but more than five years	3,894	-	76
Over five years	5,872	-	-

		Other	
	2006	*2005*	*2004*
	£'000	*£'000*	*£'000*
Not later than one year	142	-	-
After one year but more than five years	220	-	-
Over five years	45	-	-

26. INVESTMENTS IN SUBSIDIARIES

Details of the principal subsidiaries of the Group, all of which are wholly owned, are as follows:

	Country of incorporation	*Nature of business*
Gall Thomson Environmental Limited	UK	Oil services
KLAW Products Limited*	UK	Industrial couplings
Octroi Group Limited	UK	Investment company
Lupus Capital Management Limited	UK	Management services
Schlegel Acquisition Holdings Limited	UK	Holding company
Schlegel UK (2006) Limited*	UK	Building products
Schlegel System Inc*	USA	Building products
Schlegel Pty Limited*	Australia	Building products
Schlegel GmbH*	Germany	Building products
Schlegel BVBA*	Belgium	Building products
Schlegel SRL*	Italy	Building products
Schlegel Taliana SL*	Spain	Building products

* Held by a subsidiary.

D. ACCOUNTANTS' REPORT ON LUPUS CAPITAL

Grant Thornton Corporate Finance

Grant Thornton UK LLP
Chartered Accountants
UK member of
Grant Thornton International

The Directors
Lupus Capital plc
Crusader House
145-157 St John Street
London EC1 4RU

26 March 2007

Dear Sirs

LUPUS CAPITAL PLC

We report on the historical financial information of Lupus Capital plc ("the Company") and its subsidiaries (the "Lupus Capital Group") for the three years ended 31 December 2006 (the "Historical Financial Information") set out on pages 118 to 146 of the prospectus dated 26 March 2007, which has been prepared by the Company in accordance with the Prospectus Rules of the Financial Services Authority (the "Prospectus").

This Historical Financial Information has been prepared for inclusion in the Prospectus in accordance with the basis of preparation set out in Note 1 to the Historical Financial Information in connection with the proposed acquisition of Laird Security Systems, the placing and open offer and the admission of the enlarged share capital to trading on AIM.

RESPONSIBILITIES

This report is required by item 20.1 of Annex I of Appendix 3 to the Prospectus Rules and is given for the purpose of complying with that rule and for no other purpose.

Save for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any responsibility to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report, which is required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of Appendix 3 to the Prospectus Rules, and consenting to its inclusion in the Prospectus.

The Directors of Lupus Capital plc are responsible for preparing the Historical Financial Information on the basis of preparation as contained within Note 1 to the Historical Financial Information.

It is our responsibility to form an opinion on the Historical Financial Information as to whether the Historical Financial Information gives a true and fair view for the purposes of the Prospectus, and to report our opinion to you.

Grant Thornton House
Melton Street
London NW1 2EP
T +44 (0)20 7383 5100
F +44 (0)20 7383 4715
DX 2100 EUSTON
www.grant-thornton.co.uk

BASIS OF OPINION

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the UK. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

OPINION

In our opinion, the Historical Financial Information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Lupus Capital Group at the dates stated and of its results, cash flows and changes in equity for the periods then ended in accordance with the basis of preparation set out in Note 1 to the Historical Financial Information.

DECLARATION

For the purposes of item 5.5.3R(2)(f) of the Prospectus Rules we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I, Appendix 3 to the Prospectus Rules.

Yours faithfully

GRANT THORNTON UK LLP

E. LUPUS CAPITAL RECONCILIATION OF UK GAAP TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The table below summarises the differences between UK GAAP, as presented in the audited annual report and accounts for the year ended 31 December 2006, and IFRS, as presented in the historical financial information for the same period.

Year ended 31 December 2006	*£'000*
Profit for the year from continuing operations	
As reported under UK GAAP	6,408
Amortisation of intangible assets arising from the acquisition of Schlegel	(2,108)
Deferred tax impact of amortisation of intangible assets	632
As reported under IFRS	4,932
Net assets	
As reported under UK GAAP	69,976
Amortisation of goodwill under UK GAAP added back	1,481
Amortisation of intangible assets arising from the acquisition of Schlegel	(2,108)
Recognition of accrual for holiday pay	(27)
Deferred tax impact of amortisation of intangible assets	632
Deferred tax impact of accrual for holiday pay	11
Other differences	16
As reported under IFRS	69,981

In addition to the above there are a number of reclassifications between UK GAAP and IFRS which do not impact the net assets as reported, the most significant of which are:

Intangible assets

Under IFRS certain intangible assets that exist as a result of a business combination are recognised separately from goodwill if they are separable and measurable. As such with respect to the Schlegel acquisition £8,400,000 in respect of brands and £19,800,000 in respect of customer relationships have been recognised separately from goodwill and £2,108,000 has been charged in respect of amortisation of these assets for the period from date of acquisition to 31 December 2006. Under UK GAAP there is no requirement to separate intangible assets and hence all such amounts therefore form part of goodwill and are not then amortised.

Deferred tax

Under IFRS deferred tax is provided for the difference between the book value of the intangible assets arising as a result of the acquisition of Schlegel and the tax base of these assets with the corresponding entry being made to goodwill. The deferred tax provided on acquisition was £8,460,000 and £632,000 has been released to the profit and loss account as a result of the amortisation charged in the period from date of acquisition to 31 December 2006.

Computer software

A reallocation of £93,000 of computer software costs from tangible assets under UK GAAP to intangible assets under IFRS has been made.

PART 9

PRO FORMA FINANCIAL INFORMATION RELATING TO LUPUS CAPITAL PLC AND ACCOUNTANTS' REPORT RELATING TO THE PRO FORMA FINANCIAL INFORMATION

Set out below is a *pro forma* statement of net assets of the Group which has been prepared to show the effect on Lupus Capital of the proposed acquisition of Laird Security Systems and the proposed Placing and Open Offer (assuming full proceeds from the proposed Placing and Open Offer) as if they had taken place on 31 December 2006. The *pro forma* statement of net assets has been prepared on the basis of the notes set out below, for illustrative purposes only. By its nature, this *pro forma* statement of net assets addresses a hypothetical situation and therefore does not represent the actual financial position of the Enlarged Group.

			Adjustments		
	Lupus Capital as at 31 December 2006 (Note 1) £m	*Laird Security Systems as at 31 December 2006 (Note 1) £m*	*Laird Security Systems Restructuring Adjustments (Note 3) £m*	*Other Adjustments £m*	*Enlarged Group pro forma net assets £m*
Non-current assets					
Property, plant and equipment	13.0	27.4	-	-	40.4
Intangible assets	80.7	57.0	-	142.1	279.8
Amounts owed by subsidiaries of The Laird Group PLC	-	411.5	(411.5)	-	-
Deferred taxation	6.1	2.7	-	-	8.8
Other non-current assets	-	2.0	(1.3)	-	0.7
	99.8	500.6	(412.8)	142.1	329.7
Current assets					
Inventories	7.4	38.4	-	-	45.8
Trade and other receivables	15.2	33.1	(0.8)	-	47.5
Income tax receivable	-	2.3	(2.3)	-	-
Cash and cash equivalents	9.7	7.5	(7.5)	13.5	23.2
	32.3	81.3	(10.6)	13.5	116.5
Current liabilities					
Borrowings	(5.1)	(0.8)	-	-	(5.9)
Trade and other payables	(15.0)	(29.8)	0.4	-	(44.4)
Amounts owed to The Laird Group PLC and its subsidiaries	-	(138.4)	138.4	-	-
Provisions	-	(0.7)	-	-	(0.7)
Other current liabilities	(1.4)	(9.2)	-	-	(10.6)
	(21.5)	(178.9)	138.8	-	(61.6)
Net current assets/(liabilities)	10.8	(97.6)	128.2	13.5	54.9
Total assets less current liabilities	110.6	403.0	(284.6)	155.6	384.6
Non-current liabilities					
Borrowings	(27.6)	(25.7)	25.6	(118.6)	(146.3)
Amounts owed to The Laird Group PLC and its subsidiaries	-	(158.2)	158.2	-	-
Provisions	(1.8)	(5.9)	2.6	-	(5.1)
Deferred taxation	(7.8)	(7.9)	-	-	(15.7)
Other non-current liabilities	(3.4)	(1.9)	1.2	(12.5)	(16.6)
Net assets/(liabilities)	70.0	203.4	(97.0)	24.5	200.9

Notes:

1. The net assets of Lupus Capital and Laird Security Systems have been extracted without material adjustment from the audited historical financial information in parts 8 and 7 respectively. These have been adjusted in accordance with the notes set out below.

2. The basis of applying the accounting policies of Lupus Capital and Laird Security Systems in the pro forma statement of net assets is in accordance with the accounting policies to be adopted in the financial statements for Lupus Capital's next financial year.

3. The acquisition is being completed on a debt free/cash free basis, and, therefore, Laird Security Systems' outstanding third-party debt of £25.6 million and net cash balances of £7.5 million are being repaid. Additional borrowings of £0.9 million will be settled by reducing the amount payable on Completion. Other restructuring adjustments include the transfer of all investments that will be retained by The Laird Group PLC (£1.3 million), the settlement of all amounts owed by or to The Laird Group PLC and its subsidiaries (a net amount of £114.9 million) and the retention by The Laird Group PLC of other net liabilities of £1.1 million (being £1.2 million of pension liabilities, £2.6 million of provisions and £0.4 million of other payables, offset by £2.3 million of income tax receivable and £0.8 million of other receivables).

4. Additional goodwill arising on the acquisition has been calculated below. No fair value adjustments have been made in the calculation of goodwill:

	£m
Acquisition value	242.5
Add: Acquisition costs	6.9
Less: Net assets of Laird Security Systems	(107.3)
Goodwill	142.1

	£m
The adjusted net assets of Laird Security Systems have been calculated as follows:	
Net assets at 31 December 2006	203.4
Less: Cash balances	(7.5)
Less: Net investment in subsidiaries that will be retained by The Laird Group PLC	(116.2)
Plus: Borrowings	26.5
Plus: Other net liabilities to be retained by The Laird Group PLC	1.1
Adjusted net assets of Laird Security Systems	107.3

5. Adjustment to cash at bank and in hand:

	£m
Proceeds of the Placing and Open Offer	136.0
Add: New Debt	120.0
Less: Cash paid for acquisition on Completion[(i)]	(230.0)
Plus: Retained borrowings	0.9
Less: Total transaction costs	(12.5)
Less: Special dividend (see Note 8)	(0.9)
Cash at bank and in hand	13.5

(i) A further £12.5 million of deferred consideration is payable to The Laird Group PLC 12 months after Completion. In addition, The Laird Group PLC is entitled to the lesser of (i) the operating cashflow (before capital expenditure, extraordinary and exceptional items) of Laird Security Systems between 2 March 2007 and Completion and (ii) interest at LIBOR on the initial cash consideration of £230 million for the period between 2 March 2007 and Completion.

(ii) Total transaction costs are stated exclusive of VAT payable, if any.

6. Adjustment to borrowings:

	£m
Non-current liabilities	120.0
Debt arrangement costs	(1.4)
Increase in borrowings	(118.6)

In addition to the debt facility of £120 million, a working capital facility of £20 million is available.

7. No adjustment has been made to reflect the trading or other transactions of Lupus Capital and Laird Security Systems since 31 December 2006.

8. Adjustment has been made for the special dividend of 0.15 pence per Existing Share, amounting to £0.9 million, declared on 26 March 2007.

9. There are no deferred tax impacts to the above adjustments.

10. This *pro forma* financial information does not constitute financial statements within the meaning of Section 240 of the Companies Act.

ACCOUNTANTS' REPORT RELATING TO PRO FORMA FINANCIAL INFORMATION

The Directors
Lupus Capital plc
Crusader House
124-157 St John Street
London EC1V 4RU

26 March 2007

Dear Sirs

Lupus Capital plc (the "Company")

We report on the pro forma financial information (the "Pro Forma Financial Information") set out in Part 9 of the Company's prospectus dated 26 March 2007, which has been prepared on the basis described on page 151, for illustrative purposes only, to provide information about how the proposed equity offering and acquisition of Laird Security Systems might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 December 2006 as set out in Section C of Part 8 of the Company's prospectus. This report is required by Annex II of the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extend permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

RESPONSIBILITIES

It is the responsibility of the directors of the Company to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

OPINION

In our opinion:

(a) the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

DECLARATION

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

Ernst & Young LLP
London

PART 10

SUMMARY OF THE TERMS OF THE TRANSACTION

1. DATE AND PARTIES

The Acquisition Agreement is dated 19 March 2007, and is made between The Laird Group plc, Laird Overseas Holdings Limited (the "Seller"), Amesbury Acquisition Holdings, Inc., Jasper Acquisition Holdings Limited (together the "Buyers") and Lupus Capital. The Buyers are wholly owned subsidiaries of Lupus Capital.

2. ACQUISITION AND PURCHASE PRICE

2.1 Lupus Capital, through its wholly owned subsidiaries, is acquiring Laird Security Systems from the Seller for a consideration of approximately £242.5 million (subject to adjustment as set out below, the "**Purchase Price**") plus an additional amount equal to the lesser of (i) the operating cashflow (before capital expenditure, extraordinary and exceptional items) of Laird Security Systems between 2 March 2007 (the "**Reference Balance Sheet Date**") and Completion and (ii) interest on the Purchase Price for the period from (and including) 2 March 2007 (the "**Reference Balance Sheet Date**") up to (and including) the date of Completion of the Acquisition Agreement ("**Completion**") at the rate of the London Interbank Offer Rate at the date of completion (the "**Additional Cash Amount**").

2.2 The Purchase Price will be paid in two instalments. The Seller will receive:

(a) the sum of £230 million (the "**Completion Amount**"), to be adjusted as set out in paragraphs 2.3, 2.4, and 2.5 on Completion; and

(b) an amount of £12.5 million on the first anniversary of Completion.

2.3 The Purchase Price will be reduced by the amount of intra-group debt owed by Laird Security Systems to the Laird Group as at the Reference Balance Sheet Date. The amount of intra-group debt owed by Laird Security Systems to the Laird Group as at Completion will be calculated within seven business days of Completion and, to the extent that such amount varies from the figure as at the Reference Balance Sheet Date, there will be a reconciliation between the Seller and the Buyers.

2.4 If Laird Security Systems has any (i) bank indebtedness (ii) amounts outstanding pursuant to finance leases or (iii) amounts owing pursuant to loan notes as at the Reference Balance Sheet Date, such amounts will be deducted from the Purchase Price.

2.5 The Purchase Price will also be reduced by any amounts due from a Target Company in relation to the defined benefit schemes of Laird Security Systems remaining with The Laird Group PLC.

3. CONDITIONS AND CLOSING

3.1 The Acquisition Agreement is conditional upon the satisfaction of the following conditions:

(a) the readmission to trading of the Enlarged Share Capital having been admitted to trading on the AIM market of the London Stock Exchange following the cancellation of their listing pursuant to Rule 14 of the AIM Rules;

(b) the passing at an Extraordinary General Meeting of Lupus Capital of any resolution or resolutions required to approve the acquisition of Laird Security Systems;

(c) the passing at an Extraordinary General Meeting of Laird of any resolution or resolutions required to approve the disposal of Laird Security Systems;

(d) the waiting period applicable to the Acquisition under the US Hart-Scott-Rodino Anti-Trust Improvements Act having expired or been earlier terminated;

(e) Laird having carried out certain pre-Completion intra-group transactions such that Laird Security Systems can be disposed of as agreed between the parties (the "**Restructuring**");

(f) Laird having given the requisite notice to prepay certain loan stock issued by Laird Inc. (the "**Laird Inc. Notes**"); and

each a "**Condition**" and together, the "**Conditions**".

3.2 The Seller (in relation to conditions (c), (d), (e) and (f)) and Lupus Capital (in relation to conditions (a), (b) and (d)) undertake to use reasonable endeavours to (a) promptly take, or cause to be taken, all actions, (b) do, or procure to be done, all things, necessary, proper or advisable under applicable laws to cause such conditions to be satisfied promptly and (c) to consummate and make effective, in the most expeditious manner practicable but in any event by 30 September 2007, the purchase and sale of the Shares and the other transactions contemplated by the Acquisition Agreement.

3.3 In the event that:

(a) Laird fails to satisfy any of the Conditions in (c), (e) or (f) (save where in relation to Conditions (e) and (f) only, such failure is due to the failure of Lupus in its obligations set out at 3.2 above); or

(b) Lupus Capital fail to satisfy Conditions (a), (b) or (d) (save where, in relation to Condition (d) only, such failure is due to the failure of Laird in its obligations set out at 3.2 above,

(each a "Break Event") by either 30 September 2007 or the date that the Break Event occurs (whichever is the earlier) the parties agree to pay to the other a break fee of £2,300,000 (together with an amount in respect of VAT to the extent such amount is recoverable).

3.4 The Acquisition is expected to complete approximately four weeks after the EGM, subject to all the relevant Conditions being satisfied.

4. WARRANTIES, INDEMNITIES AND CONTRIBUTIONS

4.1 The Acquisition Agreement contains customary warranties for an acquisition of this type.

4.2 Laird and the Seller will be giving the warranties as at the date of the Acquisition Agreement and again as at the date of Completion.

4.3 Laird and the Seller has agreed to indemnify the Buyers specifically for:

(a) all actions undertaken by or on behalf of Laird Inc. prior to Completion other than those actions taken in relation to those subsidiaries of Laird Inc. that form Laird Security Systems;

(b) any claim arising from the Restructuring;

(c) any claim relating to any obligations incurred by any member of Laird Security Systems pursuant to the terms of the Senior Notes or to the Laird Inc. Notes;

(d) any Target Group debt not caught by the adjustments referred to at paragraphs 2.3 and 2.4 above;

(e) any claim for infringement, prior to Completion, by Laird Security Systems of the "Securidor" trademark;

(f) any claim for infringement, prior to Completion, of a patent licensed to Laird Security Hardare Limited and the termination of that license by the licensor;

(g) conduct of certain litigation claims in relation to EWS (Manufacturing) Limited (a member of the Target Group);

(h) certain potential breaches of competition and/or antitrust law by EWS (Manufacturing) Limited;

(i) any claim in relation to liabilities (excluding liabilities in relation to environmental matters) of any member of the Target Group in respect of leases of properties which immediately after Completion are not owned by any member of the Target Group; and

(j) the refusal or failure by PPG Industries, Inc. ("**PPG**") to enter into a licence agreement in an agreed form with Laird Lifestyle Products Limited (the "**PPG Licence**"), or termination by PPG of the PPG Licence by reason of the transactions contemplated in the Acquisition Agreement, and/or any claim for infringement relating to the patents and patent applications to be licensed pursuant to the PPG Licence.

5. COVENANTS

5.1 The Acquisition Agreement contains a number of customary covenants in respect of the Seller's conduct of the business of Laird Security Systems prior to Completion. In particular, the Seller has covenanted to procure that the business of Laird Security Systems will be carried on in the ordinary course and that certain specified actions will not be taken by the Seller without the previous consent of the Buyers.

5.2 Laird has agreed to refrain from competing with the business of Laird Security Systems and from soliciting or hiring any employees of Laird Security Systems without the Buyers' consent for a period of three years from the date of Completion.

6. TERMINATION

The Acquisition Agreement can be terminated as follows:

(a) either party if the Conditions have not been fulfilled by 30 September 2007; or

(b) the Buyers if a breach of warranty occurs upon the warranties being repeated at Completion entitling the Buyers to bring a claim for an amount in excess of £12 million.

7. LIMITATIONS ON LIABILITY

7.1 Laird and the Seller will only be liable to the Buyers in respect of breach of warranty for individual claims in excess of £75,000 which claims, in aggregate, exceed £3,600,000.

7.2 Save in the case of fraud or fraudulent concealment, the aggregate liability of the seller in respect of claims under the warranties and the tax deed shall not exceed £43 million.

7.3 Laird's and the Seller's liability under the warranties, the tax deed and specific indemnities will not in any circumstance exceed the total consideration of £242.5 million.

7.4 Laird and the Seller will only be liable for claims relating to breaches of warranty (other than breaches of tax warranties) if the Seller has received full details of the claim from the Buyers no later than 5.00 p.m. on the date eighteen months from Completion.

7.5 Laird and the Seller will only be liable for claims relating to breaches of the tax warranties or the tax deed relating to the members of the Target Group (a) resident for UK tax purposes in the United Kingdom by not later than 5.00 p.m. on the day one month after the seventh anniversary of Completion; or (b) a United States person for US federal tax purposes, by not later than 5.00 p.m. on the thirtieth day after the expiration of the relevant statute of limitations.

PART 11

UNITED KINGDOM TAXATION

The following statements are intended as a general guide only to the position under current UK taxation legislation and H.M. Revenue & Customs practice as at the date of this document. They only apply to Shareholders who are resident, or in the case of individuals, ordinarily resident for UK tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their Ordinary Shares as an investment and who are the absolute beneficial owners of them. They do not apply to certain categories of Shareholder, such as insurance companies, collective investment schemes, dealers in securities and Shareholders who have (or are deemed to have) acquired their Ordinary Shares by reason of or in connection with an office or employment. They relate only to certain limited aspects of the taxation treatment of Shareholders.

Special tax provisions may apply to Shareholders who have acquired or who acquire Shares pursuant to the Share Incentive Arrangements.

Any person who is in any doubt about his/her own tax position, or who is resident in or subject to tax in a jurisdiction other than the UK, should consult an appropriate independent professional adviser without delay. In particular, Shareholders should consult their own professional advisers in relation to the tax consequences for them of holding shares that are admitted to trading on AIM.

1. Chargeable gains

1.1 ***New Ordinary Shares acquired pursuant to the Open Offer***

For the purposes of UK taxation of chargeable gains, a Shareholder should not be treated as making a disposal of all or part of his Existing Ordinary Shares by reason of taking up his entitlement under the Open Offer or the issue to that Shareholder of New Ordinary Shares pursuant to the Open Offer.

Although the position is not entirely clear, it is expected that H.M. Revenue & Customs will in practice treat the Open Offer as giving rise to a reorganisation of the share capital of Lupus Capital for the purposes of UK taxation of chargeable gains. On that basis, the Shareholder's Existing Ordinary Shares and the New Ordinary Shares should, subject to the point set out immediately below, be treated as the same asset for the purposes of UK taxation of chargeable gains and the cost of New Ordinary Shares allotted pursuant to the Open Offer should generally be added to the base cost of the Shareholder's Existing Ordinary Shares. However, reorganisation treatment (assuming it applies) will only apply in respect of those Open Offer Shares allotted to a Shareholder as a result of that Shareholder taking up some or all of his/her Basic Entitlement and will not apply in respect of any Excess Shares allotted to that Shareholder. Any Excess Shares allotted to a Shareholder will be treated for the purposes of UK taxation of chargeable gains as a separate asset. The price paid for the Excess Shares will constitute their base cost for those purposes and the Excess Shares will be subject to the normal rules relating to indexation, pooling and taper relief.

If the Open Offer is not treated as giving rise to a reorganisation, none of the New Ordinary Shares allotted to a Shareholder pursuant to the Open Offer will be treated as the same asset as the Shareholder's Existing Ordinary Shares. In these circumstances, the price paid by the Shareholder will constitute the base cost for the purposes of UK taxation of chargeable gains of all the New Ordinary Shares allotted to that Shareholder (including any

Excess Shares) and all of the Shareholder's New Ordinary Shares will be subject to the normal rules relating to indexation, pooling and taper relief.

In either case, a subsequent disposal of New Ordinary Shares by a Shareholder may, depending on the Shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

In respect of individual Shareholders, indexation allowance ceased to accrue after April 1998 and has been replaced by taper relief. Taper relief operates by reducing the gain realised on the disposal of assets by a percentage amount which is dependent on the period of ownership of the relevant asset and whether that asset qualifies as a business asset for taper relief purposes.

A Shareholder who is neither resident nor, in the case of an individual, ordinarily resident in the UK will not be liable for UK tax on chargeable gains realised on a disposal of his/her New Ordinary Shares unless such Shareholder carries on:

(A) (in the case of a non-corporate Shareholder) a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the New Ordinary Shares for the purposes of such trade, profession or vocation or such branch or agency; or

(B) (in the case of a corporate Shareholder) a trade in the UK through a permanent establishment and has used, held or acquired the New Ordinary Shares in or for the purposes of the trade or for the purposes of such permanent establishment.

However, a Shareholder who is an individual and who is only temporarily resident outside the UK for UK tax purposes at the date of a disposal of the New Ordinary Shares may be liable to UK tax on chargeable gains on becoming resident or ordinarily resident in the UK again, in respect of disposals made while he was temporarily resident outside the UK, subject to any available exemption or relief.

1.2 ***New Ordinary Shares acquired pursuant to the Placing***

The issue of New Ordinary Shares pursuant to the Placing will not constitute a reorganisation of share capital for the purposes of the taxation of chargeable gains. Accordingly, any such New Ordinary Shares will be treated as the acquisition of a new asset and will be subject to the normal rules on indexation, pooling and taper relief.

2. DIVIDENDS

Lupus Capital is not currently required to withhold at source any amount in respect of UK tax from any dividend it pays.

An individual Shareholder will be entitled to a tax credit in respect of any dividend received from Lupus Capital and will be taxable on the aggregate of the dividend received and the tax credit (the "gross dividend"). The value of the tax credit is currently one ninth of the dividend received (or 10 per cent. of the gross dividend). The gross dividend is treated as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax. In such a case the individual's tax liability will, to that extent, be calculated at the higher rate on dividends (currently 32.5 per cent.), applied to the gross dividend, but will be reduced by the related tax credit. So, for example, a dividend of £90 will carry a tax credit of £10 and the income tax payable on the dividend by an individual liable to income tax at the higher rate in respect of the whole amount of the dividend would be £32.50 (32.5 per cent. of £100), leaving a net tax charge of £22.50 after subtracting the tax credit of £10.

Subject to certain exceptions, a Shareholder which is a company is not taxable on a dividend paid by Lupus Capital and received by that Shareholder and is not generally able to claim payment of the tax credit attaching to the dividend.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the gross dividend is less than the related tax credit and Shareholders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim any payment of the tax credit in respect of dividends paid by Lupus Capital.

In most cases, a Shareholder who is not resident in the UK for UK tax purposes will not be entitled to claim any part of a tax credit in respect of a dividend received from Lupus Capital. Shareholders who are not resident in the UK for UK tax purposes should consult their own tax advisers concerning their liability to tax on dividends received, their entitlement to claim any part of the tax credit, and, if so entitled, the procedure for doing so.

3. STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

No liability to stamp duty or SDRT will generally arise on the allotment and issue of New Ordinary Shares by Lupus Capital pursuant to the Placing and the Open Offer, except in the case of New Ordinary Shares issued to issuers of depositary receipts or providers of clearance services (as to which see the description provided below). Lupus Capital will not be paying any stamp duty or SDRT that may so arise (in particular, pursuant to the provisions of sections 67, 70, 93 or 96 of the Finance Act 1986).

Any subsequent dealings in New Ordinary Shares will normally be subject to stamp duty or SDRT. The transfer on sale of New Ordinary Shares will usually be liable to *ad valorem* stamp duty, at the rate of 0.5 per cent. (rounded up, if necessary, to the next multiple of £5) of the amount or value of the consideration paid. Stamp duty will normally be paid by the purchaser or transferee of the New Ordinary Shares. An unconditional agreement to transfer New Ordinary Shares will normally give rise to a charge to SDRT, at the rate of 0.5 per cent. of the amount or value of the consideration payable for such shares, but such liability will be cancelled, or any SDRT paid refunded, if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement or, if the agreement was conditional, the date on which the agreement became unconditional. Any SDRT imposed will in principle be imposed on the purchaser or transferee of the New Ordinary Shares.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of shares into the system, unless the transfer into CREST is itself for consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5 per cent. of the amount or value of consideration given. Transfers of shares within CREST are generally liable to SDRT (at the rate of 0.5 per cent. of the amount or value of the consideration payable) rather than stamp duty, and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected and accounted for to H.M. Revenue & Customs by CRESTCo.

Where New Ordinary Shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents), stamp duty or SDRT (as appropriate) may be payable (in the case of stamp duty) at the rate of 1.5 per cent. (rounded up, if necessary, to the next multiple of £5) of the amount or value of the consideration provided or (in the case of SDRT) at the rate of 1.5 per cent. of the amount or value of the consideration payable (if in money or money's worth) or the value of the New Ordinary Shares. Where such stamp duty or SDRT is payable, the charge will be passed on to the Shareholder to whom the New Ordinary Shares would otherwise have been issued or transferred.

The above statements are intended to be a general guide to the current stamp duty and SDRT position and are not comprehensive. In particular, certain categories of person may, although not

primarily liable for the tax, be required to make a notification in respect of it and account for it; special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements; and agreements to transfer shares to charities will not give rise to stamp duty or SDRT.

4. TAX TREATMENT OF AIM SHARES

Shares which trade on AIM are deemed to be unlisted for certain UK tax purposes. Accordingly, individuals who hold Ordinary Shares may be eligible to benefit from business property relief for inheritance tax purposes and/or business asset taper relief for capital gains tax purposes in circumstances where they might otherwise not be eligible. Shareholders should however note that business property relief would cease to be available if the Ordinary Shares were, in the future to be traded on a "recognised stock exchange" (such as the London Stock Exchange) and that the treatment of the Ordinary Shares for taper relief purposes would be affected if the Ordinary Shares or any other securities of Lupus Capital traded on such an exchange.

5. INDIVIDUAL SAVINGS ACCOUNTS (ISAS) AND PERSONAL EQUITY PLANS (PEPS)

As shares which trade on AIM are deemed to be unlisted for certain UK tax purposes, the Ordinary Shares will not be eligible to be held in the stocks and shares component of an ISA or an existing PEP.

PART 12

ADDITIONAL INFORMATION

1. RESPONSIBILITY STATEMENTS

1.1 Lupus Capital and the Directors, whose names appear in Part 4 of this document, accept responsibility for the information contained in this document. To the best of their knowledge (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

2. INCORPORATION AND REGISTRATION

2.1 Lupus Capital was incorporated and registered in England and Wales on 1 April 1993 under the Companies Act as a private company with limited liability with the name Ichnolite Limited and with registered number 02806007. It changed its name to Dean & Bowes (Homes) Limited on 24 May 1993 and was re-registered as a public limited company on 7 March 1995. Lupus Capital changed its name to Dean Corporation Plc on 13 April 1995 and on 8 December 1998 it changed its name to Environmental Property Services Plc. On 4 June 1999 Lupus Capital changed its name to Lupus Capital Plc.

2.2 The principal legislation under which Lupus Capital operates is the Companies Act and regulations made under the Companies Act.

2.3 The registered office of Lupus Capital and the business address of the Directors is at Crusader House, 145-157 St John Street, London, EC1 4RU.

2.4 Lupus Capital is the holding company of the Lupus Capital Group.

The principal operating subsidiaries of Lupus Capital are:

Name of subsidiary	*Country of residence*	*% of issued share capital held by Lupus Capital*	*Principal activities*
Gall Thomson Environmental Ltd	UK	100	Supplier of marine breakaway couplings
Schlegel Acquisition Holdings Ltd	UK	100	Holding company for the Schlegel Building Products business

3. SHARE CAPITAL OF LUPUS CAPITAL

3.1 The following table sets out the authorised, issued and fully paid share capital of Lupus Capital as at 23 March 2007 (being the latest practicable date prior to publication of this document) and as it is expected to be immediately following the Placing and Open Offer, assuming they acquire their entire Basic Entitlement:

	As at 23 March 2007		*Following Placing and Open Offer*	
	Number	*Nominal Value (£)*	*Number*	*Nominal Value (£)*
Authorised Ordinary Shares	825,000,000	4,125,000	1,800,000,000	9,000,000
Issued and fully paid Ordinary Shares	616,559,778	3,083,000	1,372,115,334	6,860,577

3.2 In the three years ended 31 December 2004, 31 December 2005 and 31 December 2006 and for the period between 1 January 2007 and 23 March 2007 (the latest practicable date prior to the publication of this document) the following changes have occurred to Lupus Capital's issued share capital:

(a) On 26 March 2004, Lupus Capital allotted 47,539,257 Ordinary Shares at 17.25 pence per Ordinary Share to the LESOT under the terms of the EMI Scheme;

(b) On 16 February 2004, Lupus Capital allotted 17,283,944 Ordinary Shares at 9 pence per Ordinary Share to Greg Hutchings as part of his investment in Lupus Capital on being appointed as Executive Chairman of Lupus Capital;

(c) Between 1 January 2006 and 31 December 2006, 378,863,492 Ordinary Shares were issued. Of this number, 378,571,429 Ordinary Shares were issued at 14 pence per Ordinary Share in connection with the placing and open offer which took place to fund the acquisition of Schlegel Building Products whilst 158,730 Ordinary Shares and 133,333 Ordinary Shares were issued to Mr Jackson and Mr Tate respectively as directors' fees.

No discounts or other special terms have been granted in respect of the issues of shares, and all of the shares are fully paid;

3.3 Save as disclosed above and in paragraph 3.5 below:

3.3.1 no shares or loan capital of Lupus Capital or its subsidiaries have been issued or agreed to be issued or are proposed to be issued fully or partly paid, either for cash or for a consideration other than cash;

3.3.2 no shares or loan capital of Lupus Capital or its subsidiaries are under option or agreed conditionally or unconditionally to be put under option; and

3.3.3 no commissions, discounts, brokerages or other special terms have been granted by Lupus Capital or its subsidiaries in connection with the issue or sale of any of its share or loan capital.

3.4 At an Extraordinary General Meeting of Lupus Capital held on 29 March 2006 the following resolutions were passed:

3.4.1 an ordinary resolution authorising Lupus Capital to increase its authorised share capital by 325,000,000 Ordinary Shares of 0.5p each, an increase of 65 per cent.

3.4.2 an ordinary resolution the effect of which was that the Directors were generally and unconditionally authorised in substitution for all subsisting authorities to exercise all powers of Lupus Capital to allot relevant securities (within the meaning of section 80 of the Companies Act) up to an aggregate amount of 378,571,429 Ordinary Shares (£1,892,857.145 nominal value) in connection with the open offer and placing that took place to finance the acquisition of Schlegel Building Products; and otherwise up to an aggregate of 208,732,285 Ordinary Shares (£1,093,661.425 nominal value) provided that this authority shall expire (unless previously varied, revoked or renewed by Lupus Capital in general meeting) on 29 March 2011, save that Lupus Capital may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired;

3.4.3 a special resolution authorising the Directors pursuant to section 95 of the Companies Act to allot equity securities (within the meaning of section 94 of the Companies Act) of Lupus Capital for cash pursuant to the authority conferred by the ordinary resolution set out in paragraph 3.4.2 above as if section 89(1) of the Companies Act did not apply to such allotments provided that this power is limited to the allotment of equity securities:

3.4.2.1 in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares

as treasury shares) and in favour of holders (excluding any holder holding shares as treasury shares) of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever);

3.4.2.2 in connection with the placing and the open offer, the proceeds from which were used to fund the acquisition of Schlegel Building Products; and

3.4.2.3 otherwise than pursuant to sub paragraphs 3.4.2.1 and 3.4.2.2 above, up to an aggregate nominal amount of £1,027,112.86;

such power to expire at the conclusion of the AGM of Lupus Capital to be held in 2007.

3.4.3 a special resolution approving Lupus Capital's application for the cancellation of the listing of its existing shareholding on the Official List and the admission of its enlarged share capital to trading on AIM.

3.5 Details of the Resolutions to be proposed at the EGM in connection with the Transaction are as follows:

Resolution 1

An ordinary resolution is being proposed to approve the Acquisition by way of the acquisition by Lupus Capital, through the Purchasing Subsidiaries, of all the issued and outstanding shares of capital stock of the Transferred Subsidiaries pursuant to and upon the terms of a conditional agreement dated 19 March 2007, entered into between The Laird Group PLC and the Purchasing Subsidiaries. To be passed, an ordinary resolution requires a simple majority of the votes cast. Resolution 1 is conditional on the passing of Resolutions 2, 3, 4 and 5.

Resolution 2

Lupus Capital may not increase its authorised share capital unless authorised by its members under the Companies Act. An ordinary resolution is being proposed to approve an increase of Lupus Capital's authorised share capital by 975,000,000 Ordinary Shares of 0.5 pence each, an increase of 118.2 per cent. If Resolution 2 is approved, the authorised share capital of Lupus Capital would be increased to 1,800,000,000 Ordinary Shares. To be passed, an ordinary resolution requires a simple majority of the votes cast. Resolution 2 is conditional on the passing of Resolutions 3, 4 and 5. The authorised share capital of Lupus Capital is being increased to enable allotment of the New Ordinary Shares and to enable the allotment of further Ordinary Shares in the future.

Resolutions 3 and 4

The Directors may not allot new shares in Lupus Capital unless authorised by its members under the Companies Act. The Directors were authorised generally at the extraordinary general meeting on 29 March 2006 to allot up to an aggregate nominal amount of £1,093,661.43 and Resolution 3 seeks to substitute this authority with a new authority to allot. If approved, the new authority will be effective for five years until 19 April 2012 and will enable the Directors to allot new shares as follows:

(i) up to a maximum of 755,555,556 Ordinary Shares (£3,777,777.78 nominal value) in connection with the Transaction; and

(ii) otherwise up to 427,884,666 Ordinary Shares (£2,139,423.33 nominal value), approximately equal to 31.2 per cent. of the Enlarged Share Capital of Lupus Capital.

The Directors are seeking to take the general authority in Resolution 3, which would otherwise be obtained at the next Annual General Meeting, in order to reflect the new Enlarged Share Capital following the Transaction. Resolution 3 is conditional on the passing of Resolutions 2, 4 and 5.

If the Directors wish to use the general authority to allot shares for cash conferred on them under Resolution 3, the Companies Act states that the new shares must be offered first to Existing Shareholders in proportion to their existing shareholdings. An offer of this type is called a "rights issue" or an "open offer" and the shareholder's entitlement to be offered the new shares is known as a "pre-emption right".

For legal, regulatory and practical reasons, however, it might not be possible for new shares allotted by means of a rights issue or open offer to be offered to certain shareholders, particularly those resident overseas. Further, it might in some circumstances be in Lupus Capital's interests for the Directors to be able to allot some shares for cash without having to offer them first to existing shareholders. To enable this to be done shareholders must first waive their pre-emption rights. Pre-emption rights were disapplied at the extraordinary general meeting on 29 March 2006 in relation to the placing and open offer in connection with the acquisition of Schlegel Building Products and otherwise generally, up to an aggregate nominal amount of £1,027,112.86, and this authority expires at the conclusion of Lupus Capital's AGM in 2007.

Accordingly, Resolution 4 seeks to modify the pre-emption rights of the Shareholders by way of special resolution, as follows:

- Resolution 4 seeks to waive the Existing Shareholders' pre-emption rights for the purpose of the Placing and Open Offer of 755,555,556 New Ordinary Shares and otherwise generally, up to a maximum aggregate nominal amount of £343,028.83 which is equivalent to approximately 5 per cent. of the Enlarged Share Capital of Lupus Capital expected to be in issue immediately after Completion of the Placing and Open Offer. If granted, this authority will enable the Directors to allot new shares for cash without further reference to Shareholders; and
- Sub-paragraph (i) of Resolution 4 seeks authority for the Directors to make arrangements which may be necessary to deal with any legal, regulatory or practical problems arising from a rights issue or open offer.

To be passed, a special resolution requires at least 75 per cent. of the votes cast. The proposed authority will, if granted, expire at the conclusion of the Annual General Meeting of Lupus Capital to be held in 2008. Resolution 4 is conditional on the passing of Resolutions 2, 3 and 5.

Resolution 5

As the Acquisition is classified as a reverse take-over under the AIM Rules for Companies, a special resolution is being proposed to approve the application by Lupus Capital for the cancellation of the Existing Ordinary Shares to trading on AIM and the admission of the Enlarged Share Capital to trading on AIM. To be passed, a special resolution requires at least 75 per cent. of the votes cast. This Resolution is conditional on Resolutions 2, 3 and 4 being passed.

4. SUMMARY OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association of Lupus Capital provides that its principal object is to carry on business of a holding company and a general commercial company. The objects of Lupus Capital are set out in full in Clause 4 of its Memorandum of Association which is available for inspection as described in Section 20 below.

The Articles of Lupus Capital which were adopted by special resolution of Lupus Capital dated 6 March 1995 and amended by special resolution dated 14 November 1997 contain, *inter alia*, provisions to the following effect:

4.1 *Modification of rights*

4.1.1 Whenever the capital of Lupus Capital is divided into different classes of shares or groups, the special rights attached to any class or group may be modified or abrogated, unless otherwise provided by the terms of the issue of the shares of that class or group, either with the consent in writing of the holders of three-quarters of the issued shares of that class or group or with the sanction of any extraordinary resolution passed at a separate general meeting of the holders (but not otherwise). The consent or resolution shall be binding upon all the holders of shares of the class or group.

4.1.2 The special rights conferred upon the holders of any shares or class or group of shares issued with preferred or other rights shall not, unless otherwise expressly provided by the conditions of issue, be deemed to be modified by the creation or issue of further shares ranking *pari passu* with them.

4.2 *Shares*

4.2.1 Subject to the provisions of the Statutes and restrictions contained in Lupus Capital's Articles and to any direction to the contrary given by Lupus Capital in general meeting, the Directors may allot, grant options over, or otherwise dispose of shares or rights to subscribe for, or to convert any security into, shares to such persons and on such terms as they think fit, but no share shall be issued at a discount.

4.3 *Uncertified shares*

4.3.1 Unless otherwise determined by the Directors and permitted by the Regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument by virtue of the Regulations.

4.3.2 Conversion of Certified Shares into Uncertified Shares, and *vice versa*, may be made in such manner as the Directors may think fit.

4.4 *Transfer of shares*

4.41 A member may transfer all or any of his Uncertified Shares in accordance with and subject to the Regulations and facilities and the requirements of the Relevant System concerned and, subject thereto, in accordance with any arrangements made by the Directors (pursuant to paragraph 4.3.1 above).

4.4.2 A member may transfer all or any of his Certified Shares by instrument of transfer in writing in any usual form or in another form approved by the Directors, and the instrument shall be executed by or on behalf of the transferor and, in the case of a partly paid share, by the transferee.

4.5 ***Untraced shareholders***

4.5.1 Lupus Capital may sell (in such manner and for such price as the Directors think fit) the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy if:

4.5.1.1 during the period of 12 years prior to the date of the publication of the advertisements referred to in paragraph 4.5.1.2 below (or, if published on different dates, the first date), being a period during which at least three dividends have been payable, all warrants and cheques in respect of the shares in question sent in the manner authorised by these Articles have remained uncashed; and

4.5.1.2 Lupus Capital on or after expiry of the period of 12 years has inserted advertisements in both a national daily newspaper and a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected is located, giving notice of its intention to sell the shares and has informed the London Stock Exchange of such intention; and

4.5.1.3 during the period of 12 years and the period of three months following the publication of the advertisements, or following the later publication of the two advertisements are published on different dates, Lupus Capital has received no indication either of the whereabouts or of the existence of the member or person; and

4.5.1.4 notice has been given to the London Stock Exchange of its intention to make the sale.

4.6 ***Increase of capital***

4.6.1 Lupus Capital in general meeting may by ordinary resolution increase its capital by such sum, to be divided into shares of such amounts, as the resolution prescribes.

4.7 ***Purchase of own shares***

4.7.1 In accordance with the provisions of the Statutes, Lupus Capital may purchase its own shares (including any redeemable shares).

4.8 ***Alteration of capital:***

4.8.1 Lupus Capital may by ordinary resolution

4.8.1.1 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

4.8.1.2 cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the nominal amount of the shares cancelled, subject to the provisions of sections 146-149 of the Companies Act; and

4.8.1.3 sub-divide all or any of its shares of smaller amount than is fixed by the Memorandum of Association and the resolution may determine that, as between the holders of the shares resulting from the sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights, or be subject to any such restriction as compared with the others as Lupus Capital has power to attach to unissued or new shares.

4.8.2 Lupus Capital may by special resolution reduce its share capital and any capital redemption reserve fund or any share premium account in any manner subject to any conditions and consents required by law.

4.9 ***General meetings***

4.9.1 A general meeting shall be held in each year at such time (within a period of not more than 15 months after the holding of the last preceding general meeting) and place as may be determined by the Directors. The general meetings referred to in this paragraph shall be called annual general meetings. All general meetings other than annual general meetings shall be called extraordinary general meetings.

4.9.2 The Directors may convene an extraordinary general meeting whenever they think fit. On the requisition of members in accordance with the Statutes, the Directors shall convene an extraordinary general meeting. Whenever the Directors convene an extraordinary general meeting on the requisition of members, they shall convene it for a date not more than 6 weeks after the date when the requisition is deposited at the registered office of Lupus Capital (unless the requisitions consent in writing to a later date being fixed).

4.10 ***Notice of general meetings***

4.10.1 Unless consent to short notice is obtained, in the case of the annual general meeting or of a meeting convened to pass a special resolution at least 21 clear days' notice and in other cases at least 14 days' notice must be given (exclusive in each case of the day on which the notice is served or deemed to be served and of the day for which the notice is given). The notice shall specify the place, the day and the hour of the meeting (and in the case of an annual general meeting shall specify the meeting as such) and state with reasonable prominence that a member entitled to attend and vote is entitled to appoint a proxy, who need not also be a member, to attend and vote instead of him. In the case of special business, the notice must specify the general nature of the business (and, in the case of a meeting convened for passing a special or extraordinary resolution, the intention to propose the resolution as a special or extraordinary resolution as the case may be).

4.11 ***Proceedings at general meetings***

4.11.1 All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of declaring dividends, the reading and consideration and adoption of the accounts and balance sheets and the ordinary report of the Directors and auditors of Lupus Capital and other documents required to be annexed to the balance sheet, the re-election of Directors retiring, the voting of remuneration or extra remuneration to the Directors, the appointment of and the fixing of the remuneration of the auditors of Lupus Capital and the grant, renewal, limitation, extension or variation of any authority of or to the Board, under section 80 of the Act, to allot securities.

4.11.2 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Except as otherwise provided, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

4.11.3 At a general meeting a resolution put to the vote shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands, a poll is demanded by the chairman or by at least three members present in person or by proxy and entitled to vote or by a member or members entitled to vote and holding or representing by proxy at least one-tenth part of the total voting rights of all the members having the right to vote at the meeting or by a member or members holding shares conferring a right to vote at the meeting on which an aggregate sum has been paid in equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Unless a poll is demanded as above, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a

particular majority, or lost, and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against the resolution.

4.12 ***Votes of members***

4.12.1 Subject to any special rights or restrictions as to voting attached to any shares, on a show of hands every member who is present shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

4.12.2 If a member, or a person appearing to be interested in shares held by a member, has been duly served with a notice under section 212 of the Companies Act 1985 and is in default for the prescribed period in supplying to Lupus Capital the required information, the Directors may at any time direct that, in respect of the shares in relation to which the default occurred, the member is not entitled to vote.

4.13 ***Directors***

4.13.1 Unless otherwise determined by ordinary resolution, the number of Directors shall not be subject to any maximum but must not be less than two.

4.13.2 The Directors shall be paid out of funds of Lupus Capital by way of remuneration for their services such sums as Lupus Capital by ordinary resolution determines.

4.13.3 Subject to the provisions of the Articles, Lupus Capital may by ordinary resolution elect a person to be a Director.

4.13.4 No shareholding qualification for Directors is required.

4.13.5 Each Director may attend and speak at any general meeting of Lupus Capital.

4.13.6 A Director may hold any other office or place of profit with Lupus Capital (except that of auditor) in conjunction with his office of Director for such period and upon such terms as the Board determines, and may be paid such extra remuneration for it.

4.13.7 A Director may act by himself or his firm in a professional capacity for Lupus Capital (otherwise than as an auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

4.13.8 A Director may be or become a director or other officer of, or otherwise interested in, a company promoted by Lupus Capital or in which Lupus Capital is interested, and shall not be liable to account to Lupus Capital or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in that company. The Board may cause the voting power conferred by the shares in another company to be held or owned by Lupus Capital to be exercised in such manner as it thinks fit.

4.13.9 Subject to statute and to the following two paragraphs, no Director shall be disqualified by his office from contracting with Lupus Capital, either with regard to his tenure of any office or place of profit or as vendor or purchaser or in any other manner. No contract or arrangement in which a Director is interested shall be liable to be avoided. The Director shall not be liable to account to Lupus Capital or the members for any remuneration, profit of other benefits realised by the contract or arrangement by reason of his holding that office or of the resulting fiduciary relationship.

4.13.10 A Director who, to his knowledge is interested, whether directly or indirectly, in a contract or arrangement or proposed contract or arrangement with Lupus Capital must declare the nature of his interest at the meeting of the Board at which the

question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists or, in any other case, at the first meeting of the Board after he knows that he is or has become interested.

4.13.11 A general notice to the Board given by a Director to the effect that he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with Lupus Capital or firm shall be a sufficient declaration of his interest in relation any contract or arrangement made with Lupus Capital or firm.

4.13.12 Except as otherwise provided in the Articles, a Director must not vote on (or be counted in the quorum in respect of) any resolution of the Board concerning a contract or arrangement or other proposal in which he is to his knowledge, directly or indirectly, materially interested. If he does, his vote shall not be counted.

4.14 ***Power of Directors***

4.14.1 The business of Lupus Capital shall be managed by the Directors who may exercise all such powers of Lupus Capital as are not by the Statutes or by the Articles required to be exercised by Lupus Capital in general meeting, but subject to any regulation of the Articles, to the provisions of the Statutes, and to such regulations, which are not inconsistent with those regulations or provisions, as may be prescribed by extraordinary resolution of Lupus Capital in general meeting.

4.14.2 No regulation made by Lupus Capital in general meeting shall invalidate any prior act of the Directors which would have been valid if the regulation had not been made.

4.15 ***Borrowing***

4.15.1 The Directors may exercise all the powers of Lupus Capital to borrow money, and to mortgage or charge all or any part of its undertaking, property and assets, including its uncalled capital and, subject to the Statutes, to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligations of Lupus Capital or of any third party.

4.15.2 The Board must restrict the borrowings of Lupus Capital and exercise all voting and other rights or powers of control exercisable by Lupus Capital in relation to its subsidiaries so as to secure (but as regards subsidiaries only in so far as, by the exercise of the rights or power of control, the Board can secure) that the aggregate principal amount outstanding of all borrowings by the Lupus Capital Group (exclusive of borrowings owing by one member of the Lupus Capital Group to another member) does not, without the previous sanction of an ordinary resolution, exceed the greater of:

4.15.2.1 £2,000,000; or

4.15.2.2 an amount equal to three times the aggregate of the amount paid up or credited as paid up on the issued share capital of Lupus Capital and the amount standing to the credit of the reserves (including any share premium account, capital redemption reserve and credit balance on profit and loss account all as shown by the latest audited balance sheet but after deducing any debit balance on profit and loss account (except to the extent that the deduction has already been made) and making adjustments to reflect any variation in the amount of the paid up share capital, share premium account or capital redemption reserve since the date of the audited balance sheet.

4.15.2.3 A certificate or report by the auditors of Lupus Capital as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by the paragraph above has not been or will not be exceeded at any particular time or times shall be conclusive for the purposes of the paragraph above.

4.16 ***Executive Directors***

4.16.1 The Directors may appoint one or more of their number to an executive office including the office of chairman, vice-chairman, managing Director, joint managing Director, assistant managing Director or manager or any other salaried office for such period and on such terms as they think fit.

4.16.2 A Director holding office pursuant to the paragraph above shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors determine. The remuneration shall, unless otherwise agreed, be additional to such remuneration (if any) as is payable to him as a Director.

4.16.3 The Directors may entrust to and confer upon a Director holding executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may revoke, withdraw or vary any of the powers.

4.17 ***Rotation of Directors***

4.17.1 At every annual general meeting one-third of the other Directors or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office. A Director retiring at a meeting shall retain office until the close of the meeting.

4.17.2 The Directors to retire on each occasion shall be those who have been longer in office since their last election but, as between persons who became or were re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

4.17.3 A retiring Director shall be eligible for re-election.

4.17.4 Lupus Capital in general meeting may increase or reduce the number of Directors and may determine in what rotation the increased or reduced number is to go out of office.

4.17.5 Lupus Capital may, by ordinary resolution of which special notice has been given in accordance with section 379 of the Companies Act, remove any Director (including a managing Director or other executive Director, but without prejudice to any claim for damages under any contract) before the expiration of his period of office and may by an ordinary resolution appoint another person in his place.

4.18 ***Proceedings***

4.18.1 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be determined by a majority of votes and in case of an equality of votes the chairman shall have a second or casting vote. A Director may at any time, and the Secretary on the requisition of a Director shall, summon a Board meeting.

4.18.2 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, unless fixed at any other number, shall be two.

4.18.3 A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Directors.

4.18.4 The Directors may delegate any of their powers to committees consisting of such number or members of their body as they think fit and may revoke a delegation and discharge a committee in whole or in part. A committee shall in the exercise of the powers delegated to it to conform to any regulations that are imposed by the Directors.

4.18.5 A resolution in writing, signed by all or a majority of the Directors entitled to notice of a meeting of the Directors or by all of the members of a committee, shall be as valid as if it had been passed at a Board meeting or a meeting of the committee duly called and constituted. The resolution may consist of several documents in the like form each signed by one or more of the Directors or members of the committee.

4.18.6 The Directors shall cause minutes to be made in books provided for the purpose:

4.18.6.1 of all appointments of officers made by the Directors;

4.18.6.2 of the names of all the Directors present at each Board meeting and meeting of a committee of Directors;

4.18.6.3 of all resolutions and proceedings at meetings of Lupus Capital and of any class of members of Lupus Capital and of the Directors and of any committee of Directors.

4.18.7 All actions done by any Board meeting, or meeting of a committee of Directors, or by a person acting as a Director, shall as regards all persons dealing in good faith with Lupus Capital, notwithstanding that there was some defect in the appointment of any Director, or of the person acting as a Director, or that they or any of them were disqualified, or had vacated office or were not entitled to vote, be as valid as if each of them had been duly appointed, and was qualified and had continued to be a Director and had been entitled to vote.

4.19 ***Secretary***

4.19.1 The Secretary shall be appointed by the Directors at such remuneration and upon such terms as they think fit. The Secretary may be removed by the Directors.

4.20 ***Dividends***

4.20.1 The profits of Lupus Capital available for dividend and resolved to be distributed shall be applied in the payment of dividends to the members in accordance with their respective rights and priorities. Lupus Capital in general meeting may declare dividends accordingly.

4.20.2 No dividend shall be payable except out of the profits of Lupus Capital (including profits set aside to any reserve fund) or in excess of the amount recommended by the Directors.

4.20.3 The Directors must transfer to share premium account as required by the Statutes sums equal to the amount or value of any premiums at which any shares of Lupus Capital are issued.

4.20.4 The Directors may pay such interim dividends as appear to them to be justified by the profits of Lupus Capital. If the capital of Lupus Capital is divided into different classes of shares the Directors may pay interim dividends in respect of those shares which confer on the holders deferred or non-preferred rights as well as in respect

of those shares which confer on the holders preferential or special rights with regard to dividends.

4.21 ***Scrip dividends***

4.21.1 The Directors may, if authorised by an ordinary resolution, offer any holders of ordinary shares one or more of the following options:

4.21.1.1 instead of taking the net cash amount due to them in respect of all or any part (to be determined by the Directors) of any dividend declared or payable on any ordinary shares held by them, either to invest the cash in subscribing for unissued ordinary shares, payable in full or by instalments, or in paying up in full or by instalments any unpaid or partly paid ordinary shares held by them; or

4.21.1.2 instead of taking the net cash amount due to them in respect of all or any part (to be determined by the Directors) of any dividend declared or payable on any ordinary shares held by them, to elect to receive new ordinary shares credited as fully paid; or

4.21.1.3 to forego their entitlement to all or any part (to be determined by the Directors) of any dividend declared or payable on any ordinary shares held by them and to take instead fully paid bonus ordinary shares; or

4.21.1.4 any other option in respect of all or any part (to be determined by the Directors) of any dividend on any ordinary shares held by them as the Directors determine.

4.22 ***Reserves***

4.22.1 The Directors may, before recommending any dividend, set aside out of the profits of Lupus Capital such sums as they think proper as a reserve which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of Lupus Capital may be properly applied. Pending application the sum reserved may either be employed in the business of Lupus Capital or be invested in such investments (other than shares of Lupus Capital) as the Directors think fit.

4.23 ***Capitalisation of profits and reserves***

4.23.1 Subject to section 80 and Part VIII of the Companies Act, Lupus Capital in general meeting may, upon the recommendation of the Directors, resolve that it is desirable to capitalise an amount standing to the credit of any of Lupus Capital's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that it is set free for distribution among the members who would have been entitled to it if distributed by way of dividend and in the same proportions on condition that it is not paid in cash but is applied either in or towards paying up any amount unpaid on shares held by the members or paying up in full unissued shares or Debentures of Lupus Capital to be allotted and distributed, credited as fully paid up, to and among those members in those proportions, or partly in the one way and partly in the other. The Directors shall give effect to the resolution.

4.24 ***Notices***

4.24.1 Any notice or document may be served by Lupus Capital on any member either personally or by sending it through the post in a prepaid letter addressed to him at his registered address as appearing in the register of members, A member is entitled to receive notices from Lupus Capital notwithstanding that his registered address as appearing in the register of members is outside the United Kingdom. In the case of

joint holders of a share, notices shall be given to that one of the joint holders whose name stands first in the register of members and notice given to him shall be sufficient notice to all the joint holders.

4.24.2 Any notice or other document, if served by post, shall be deemed to have been served at the expiration of 24 hours after the time when the letter containing it is posted. In proving service it shall be sufficient to prove that the letter containing the notice or document was properly addressed, stamped and posted.

4.24.3 If by reason of the suspension or curtailment of postal services within the United Kingdom Lupus Capital is unable effectively to convene a general meeting by notice sent through the post, it may be convened by notice advertised in at least two leading daily newspapers with appropriate circulation, of which one is a leading London daily newspaper. The notice shall be deemed to have been duly served on all members entitled to it at noon on the day when the advertisement appears. Lupus Capital shall send confirmatory copies of the notice by post if at least 48 hours prior to the meeting the posting of notices to addressees within the United Kingdom again becomes practicable.

4.24.4 A notice required to be given by Lupus Capital to members and not expressly provided for by the Articles shall be sufficiently given if given by advertisement. A notice required to be or which may be given by advertisement shall be advertised once in one national daily newspaper and shall be taken as given on the day on which the advertisement appears.

4.25 ***Winding up***

4.25.1 On a winding up of Lupus Capital, the balance of the assets available for distribution, after deduction of any provision made under section 719 of the Companies Act and subject to any special rights attaching to any class of shares, shall be applied in repaying to the members of Lupus Capital the amounts paid up on the shares held by them. Any surplus assets will belong to the holders of any ordinary shares then in issue according to the numbers of shares held by them, or if no ordinary shares are then in issue, to the holders of any unclassified shares then in issue according to the numbers of shares held by them.

4.25.2 If Lupus Capital is wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the authority of an extraordinary resolution, divide among the members in specie or kind the whole or any part of the assets of Lupus Capital, whether or not the assets consist of property of one kind or of properties of different kinds. He may for that purpose set such value as he deems fair upon any one or more class or classes of property and may determine how the division is carried out as between the members or different classes of members.

4.26 ***Indemnity***

4.26.1 Except so far as the provisions of this paragraph are avoided by any provisions of the Statutes, the Directors, executive Directors, auditors of Lupus Capital, Secretary and other officers of Lupus Capital, and their respective executors or administrators, shall to the extent permitted by the Statutes be indemnified out of the assets of Lupus Capital against all actions, costs, charges, losses, damages and expenses which they may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices, unless incurred through their own wilful neglect or default. None of them shall be answerable for the acts, neglects or defaults of any other of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with

whom any moneys or assets of Lupus Capital are lodged or deposited for safe custody, or for the insufficiency or deficiency of any security upon which any moneys of Lupus Capital are placed out or invested, or for any other loss or damage which happens in the execution of their offices, unless resulting from their own wilful neglect or default. Subject to the provisions of the Companies Act, the Directors may purchase and maintain insurance at the expense of Lupus Capital for the benefit of any director or other officer or auditor of Lupus Capital against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done by him as a director, officer or auditor.

5. DIRECTORS OF LUPUS CAPITAL

5.1 The Directors and their functions are set out in Part 4 of this document. The Directors are:

5.1.1 *Gregory Frederick Hutchings (age 60), Executive Chairman*

Greg Hutchings joined Lupus Capital plc in February 2004 having acquired a £2.14 million shareholding in order to develop an investment vehicle comprising the best aspects of both public and private equity.

Previously he held the posts of Chief Executive or Chairman of Tomkins plc from late 1983 until October 2000. Over the 17 year period to 30 April 2000 Tomkins' annual profit before tax and exceptional items rose from £1.6 million to £473.6 million with uninterrupted growth, year on year. Compound growth in earnings per share over the period was around 26 per cent per annum with dividends increasing at a similar rate. In the year to 30 April 2000 Tomkins' earnings per share and dividends increased by 15 per cent.

5.1.2 *Denis Joseph Mulhall (age 55), Executive Director*

Denis Mulhall was appointed a director in February 2004. From 1988 to 1993 he worked alongside Mr Hutchings at Tomkins plc. He left Tomkins to join Berisford plc, firstly as Chief Financial Officer and then Chief Operating Officer, seeing the transformation of the company from a shell to a market capitalisation of £700 million. Most recently he was Chief Financial Officer at Oxford GlycoSciences Plc.

5.1.3 *Frederic Arthur Hoad (age 67), Senior Non-executive Director*

Currently a non-executive director of a number of private companies and Aviva plc subsidiaries. Before his retirement in 1996, he spent 28 years at Commercial Union, where, among a number of senior positions, he was head of Corporate Finance and head of Overseas Division finance and head of Private Equity Investment. He is the senior non-executive director.

5.1.4 *Michael Edward Wilson Jackson (age 57), Non-executive Director*

Michael Jackson, who has a degree in Law from Cambridge University and is an FCA, was Chairman of Sage Group plc until 2006, having been a director since 1983. His other significant directorships and involvements are with Elderstreet Investments, Planit Holdings, Computer Software Group, Netstore and MediaSurface. He is also the Non-Executive Chairman of Party Gaming plc.

5.1.5 *Roland Hillary Tate (age 49), Non executive Director*

Roland Tate MA (Cantab) is Managing Director of Tiger Corporate Finance Ltd., an independent corporate finance house which he formed in 2005 following a period as Director of Corporate Finance at RMT, a regional independent firm of business

advisers based in Newcastle. After several years working in the chemicals, oil and gas sector, he spent eight years as an executive and director at three private equity investment organisations and was appointed non-executive director of several venture capital backed businesses. In 1995 he joined PricewaterhouseCoopers and subsequently KPMG as a Corporate Finance Director, where he gained considerable experience in mergers and acquisitions. He is a fellow of the Securities and Investment Institute.

5.2 It is intended that following Completion, Greg Hutchings, Denis Mulhall, Frederic Hoad, Michael Jackson and Roland Tate will all remain as Directors.

5.3 In addition to their directorships of Lupus Capital and, where applicable, Lupus Capital subsidiaries, the Directors hold or have held the following directorships and are or were members of the following partnerships within the past five years:

Director	*Current directorships/partnerships*	*Previous directorships/partnerships*
Mr Hutchings	The Museum of London and of the Port of London and Docklands	The Royal National Theatre Royal National Theatre Enterprises Limited
Mr Mulhall	RingProp Plc RingProp Trading Limited Matrix Tudor Street Limited Partnerships	Oxford Glycosciences Oxford Glycosciences (UK) Limited
Mr Hoad	Commercial Union Capital Ltd Cube Airfinance Ltd G N & Sons Ltd Hoad & Co (Consultants) Ltd Dorking Lawn Tennis and Squash Club Ltd	Coal Developments (Queensland) Ltd Commercial Union (BES) Investment Management Ltd Commercial Union Equipment Finance Ltd Commercial Union Leasing Ltd
Mr. Jackson	Old Vicarage Nominees Limited Elderstreet VCT PLC Elderstreet Capital Partners Nominees Limited Netstore PLC Computer Software Group plc Royal Albert Hall Developments Limited Mediasurface Europe Limited Syncissue Limited Burra Burra Distribution Ltd Forsyth Whitehead & Associates Limited The Web Factory Birmingham Limited Sky High plc Mediasurface plc Elderstreet General Partner (Kinetique) Limited Elderstreet Investments Limited Elderstreet Private Equity Limited Elderstreet Ballater Limited Young Enterprise London Ltd Snacktime Limited RCM Technology Trust plc Berkeley Scott Group plc Pinco 1421 Limited	Steve Dudman Plant Limited Travelstore.com Group plc Medialoom Limited Planit Employee Incentives Trustees Limited EU Smart Limited Jobsin.co.uk Limited Micromuse Limited Retirement Villages Limited Searchspace Group Limited Sage (South Gosforth) The Sage Group plc Select Software Tools plc Interbizz Financial Systems Limited Planit Holdings Limited

Director	*Current directorships/partnerships*	*Previous directorships/partnerships*
Mr. Jackson *(continued)*	Netstore (UK) Limited Netstore Group Limited Berkeley Scott Group plc Computer Software Limited Pinnacle Computer Systems Limited Systems Team Bristol Limited	
Mr. Tate	Activaeon Limited Tiger Corporate Finance Ltd	Marishal Thompson Group Limited

5.4 Subject to paragraph 5.5 to 5.8 of Part 12, none of the Directors has in the five years prior to the date of this document:

5.4.1 had any convictions in relation to fraudulent offences;

5.4.2 been declared bankrupt or been subject to any individual voluntary arrangement or been associated with any bankruptcy, receivership or liquidation in his capacity as member of the administrative, management or supervisory bodies or member of senior management of a company; or

5.4.3 been subject to any official public incrimination and/or sanctioned by any statutory or regulatory authorities (including designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company.

5.5 Select Software Tools plc, one of the companies of which Mr Jackson is a director, is currently the subject of an administration order.

5.6 Commercial Union Equipment Limited, one of the companies of which Mr Hoad was previously a director, was recently put into solvent liquidation

5.7 Ringprop plc, one of the companies of which Mr Mulhall is a director, was put into solvent liquidation on 13 February 2007.

5.8 Ringprop Trading Ltd, one of the companies of which Mr Mulhall is a director, was put into solvent liquidation on 30 August 2006.

5.9 The business address of each of the Directors is Crusader House, 145-157 St John Street, London, EC1 4RU.

6. DIRECTORS' SERVICE AGREEMENTS AND EMOLUMENTS

6.1 *Executive Directors*

Each of the executive Directors listed below entered into a service agreement with Lupus Capital on the contract date, and is entitled to the annual remuneration, set out below.

Executive Director	*Original date of appointment as Director*	*Contract date*	*Term*	*Notice period*	*Maximum contractual termination payment*	*Salary £*
Mr Hutchings	16.02.04	16.02.04	Rolling	1 year	1 year's salary and associated contractual benefits	250,000
Mr Mulhall	23.02.04	23.02.04	Rolling	1 year	1 year's salary and associated contractual benefits	195,000

The service agreements are for an indefinite period, terminable by either party on not less than twelve months' written notice.

The service agreements contain clauses providing for garden leave and the payment of basic salary and benefits in lieu of notice. Apart from the option on Lupus Capital to pay an amount for compensation for loss of office in lieu of notice upon termination, there are no contractual payments to be made on termination.

Each executive Director's salary is fixed at the annual rate set out in the table above unless some higher salary is agreed between the executive Director and the Board. In addition, the executive Directors are entitled to participate from time to time in any bonus arrangements which the Board determines to establish. As at 23 March 2007 (the latest practicable date prior to the publication of this document) there has been no increase in the salaries of the executive Directors. During the year ended 31 December 2006, Mr Hutchings received a bonus of £150,000, whilst Mr Mulhall received a bonus of £90,000. These bonuses are not contractual entitlements, were one-off payments and are not necessarily repeatable.

Each of the executive Directors are entitled to out-of-pocket expenses and 25 working days' holiday each year. Lupus Capital does not have a pension scheme which is applicable to the employment of the executive Directors. Lupus Capital provides the executive Directors and their dependents with membership of a private medical expenses arrangement. Lupus Capital maintains and bears the cost of permanent health insurance cover and life assurance cover for the executive Directors.

6.2 ***Non-Executive Directors***

Each of the non-executive Directors is engaged under the terms of a letter of appointment under which he is required to perform the usual duties of a non-executive director. The letters of appointment contain confidentiality obligations.

Details of the principal terms of the letters of appointment for the non-executive Directors are set out below.

Non-Executive Director	*Original date of appointment as Director*	*Expiry date of current letter of appointment*	*Notice period*	*Contractual termination payment*	*Period served as Director as at 31 December 2006*	*Annual Fees £*
Mr Hoad	28.11.02	15.02.07	1 month	Accrued fees and expenses	4 years 1 month	18,750
Mr Jackson	17.11.06	16.11.09	1 month	Accrued fees and expenses	4 months	3,263
Mr Tate	28.11.02	15.02.07	1 month	Accrued fees and expenses	4 years 1 month	18,750

6.3 ***Directors' emoluments***

The directors' fees for Mr. Jackson and Mr. Tate will be paid in shares from November 2006. The aggregate emoluments (including benefits in kind and pensions) paid or granted to the Directors (executive and non-executive) in the year ended 31 December 2006 were £656,281.

7. DIRECTORS' SHAREHOLDINGS AND OTHER INTERESTS

7.1 ***Lupus Capital***

The interests of each of the Directors and those of any person connected with them within the meaning of section 346 of the Companies Act (each a "Connected Person"), all of which are beneficial unless otherwise stated, in the share capital of Lupus Capital which (a) have

been notified to Lupus Capital pursuant to section 324 or section 328 of the Companies Act or (b) are required to be entered in the register maintained under section 325 of the Companies Act or (c) are interests of Connected Persons which would, if the Connected Person were a Director, be required to be disclosed under (a) or (b) above, insofar as the latter are known to, or could with reasonable diligence be ascertained by, that Director are as at 23 March 2007 (being the latest practicable date prior to the publication of this document) and will, immediately following the Acquisition and Placing and the Open Offer (assuming full allocation of the New Ordinary Shares), be as follows:

	As at 23 March 2007			*Following Admission*[2]		
Directors	*Number of Ordinary Shares*	*% of ordinary share capital*	*Options and Awards*	*Number of ordinary shares*	*% of Enlarged Share Capital*	*Options and Awards*
Mr Hutchings[1]	26,766,666	4.34	714,285[3]	37,473,332	2.73	714,285
Mr Mulhall	4,750,000	0.77	-	6,650,000	0.48	-
Mr Hoad	533,332	0.09	-	533,332	0.04	-
Mr Jackson	858,730	0.14	-	858,730	0.06	-
Mr Tate	596,417	0.10	-	596,417	0.04	-
Total	33,505,145	5.43	714,285	46,111,811	3.36	714,285

(1) Mr Hutchings and his family have also been allocated unconditionally under the Share Incentive Arrangements, 47,539,257 Ordinary Shares which are held by the LESOT. Please see the table in paragraph 9.1 of this Part 12 for details on these Ordinary Shares. Mr Hutchings has a non-beneficial interest in a futher 2,800,000 Ordinary Shares and he has settled a further 2,100,000 Ordinary Shares into a trust for the benefit of his children.

(2) These figures have been calculated on the basis that each director acquires all of the Open Offer Shares that he has indicated he will apply for.

(3) These options are granted under the EMI Scheme and the shares held by the LESOT are available to satisfy any exercise of these options.

The interests of the Directors together represent approximately 5.43 per cent. of the issued share capital of Lupus Capital as at 23 March 2007 (being the latest practicable date prior to publication of this document). The interests of the Directors are expected to represent approximately 3.36 per cent. of the Enlarged Share Capital of Lupus Capital after the Placing and Open Offer.

Save as disclosed above, none of the Directors has any interest in the share or loan capital of Lupus Capital and there is no person to whom any capital of any member of the Lupus Capital Group is under option or agreed unconditionally to be put under option.

7.2 No Director has, or has had, an interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of the Enlarged Group and which was effected by Lupus Capital in the current or immediately preceding financial year or during an earlier financial year and which remains in any respect outstanding or unperformed.

7.3 No outstanding loans or guarantees have been granted or provided to or for the benefit of any Director by Lupus Capital or any of its subsidiaries.

7.4 There are no family relationships between any Directors or any persons disclosed under section 7.1 above.

7.5 There are no potential conflicts of interest between any of the duties of the Directors to Lupus Capital, the Lupus Capital Group or the Enlarged Group and their private interests and/or other duties.

7.6 As described in paragraph 16 of Part 5, Mr Hutchings, Mr Mulhall and the LESOT have undertaken not to dispose of any interest in the Existing Ordinary Shares or New Ordinary

Shares in the manner described in that paragraph. Details of the number of Ordinary Shares in respect of which those undertakings relate are as detailed in section 7.1 above (in relation to Mr Hutchings and Mr Mulhall) and section 9.1 below (in relation to the LESOT).

8. RELATED PARTY TRANSACTIONS

The only related party transaction entered into by Lupus Capital during the financial years ended 31 December 2003, 2004 and 2005 and during the period between 1 January 2006 and 6 March 2006 (the latest practicable date prior to the publication of this document) was the subscription by the LESOT on 26 March 2004 for 47,539,257 Ordinary Shares in cash at a price of 17.25p per share using funds contributed to the LESOT by Lupus Capital under the Share Incentive Arrangements.

9. SUBSTANTIAL SHAREHOLDINGS

9.1 *Lupus Capital*

As at 23 March 2007 (being the latest practicable date prior to publication of this document), in so far as is known to Lupus Capital, the name of any person, other than a Director, who, directly or indirectly, was and/or is anticipated to be interested in three per cent. or more of Lupus Capital's share capital, and the amount of such person's interest and their expected interest following Admission and assuming full allocation of the New Ordinary Shares are set out below.

	As at 23 March 2007		*Following Admission*[(1)]	
Shareholder	*Number of Ordinary Shares*	*Percentage of issued share capital*	*Number of Ordinary Shares*	*Percentage of Enlarged Share Capital*
The LESOT	63,385,676	10.28	63,385,676	4.62
Polar Capital	23,571,428	3.82	32,999,999	2.41
RBS TC Equity Partnership	22,800,000	3.70	31,920,000	2.33
Artemis UK Smaller Companies Fund	20,000,000	3.24	28,000,000	2.04
Unicorn Asset Management	36,206,308	5.87	50,688,831	3.69
Cazenove Equity Income	41,621,234	6.75	58,269,728	4.25
Schroder Asset Management	35,714,285	5.79	49,999,999	3.64
Framlington Group	35,604,078	5.77	49,845,709	3.63
F & C Asset Management	35,633,433	5.78	49,886,806	3.64
Invesco Asset Management	27,030,269	4.38	37,842,377	2.76

(1) These figures are calculated on the basis that the Shareholders apply to acquire their full Basic Entitlement and do not apply for any Excess Shares.

9.2 The Shareholders referred to in section 9.1 above do not have different voting rights.

9.3 As at 23 March 2007 (being the latest practicable date prior to publication of this document), Lupus Capital had not been notified, in accordance with Part VI of FSMA and the FSA's Disclosure and Transparency Rules (or section 198 of the Act, which was repealed with effect from 20 January 2007), and was not otherwise aware of any interests (other than those set out in paragraphs 7.1 and 9.1 above) directly or indirectly, in three per cent. or more of the Existing Ordinary Shares.

9.4 Lupus Capital is not aware of any person who does or could following the Placing and the Open Offer, directly or indirectly, jointly or severally, exercise control over Lupus Capital.

9.5 There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which a Director was selected as a Director.

10. CORPORATE GOVERNANCE

The Board acknowledges the importance of the Principles set out in the Combined Code, as issued in revised form in 2003 by the Financial Reporting Council, and have put in place a framework for corporate governance which it believes is appropriate for Lupus Capital, as follows:

10.1 *Board composition*

Both Mr Hutchings and Mr Mulhall are engaged full-time on Lupus Capital's business and have no outside interests that conflict with their responsibilities to Lupus Capital. Mr Hutchings is a governor of the Museum of London. Mr Mulhall is non-executive chairman of RingProp plc.

Since 1 January 2005, Mr Hoad has been the senior non-executive Director on the Board. Mr Jackson was appointed an additional non-executive Director from 17 November 2006. All non-executive Directors are independent.

10.2 *How the Board operates*

The Board meets regularly and is responsible for strategy, performance and the framework of internal controls. The Board has a formal schedule of matters specifically reserved to it for decision. Responsibility for the day-to-day operational management of the Gall Thomson and Schlegel Building Products businesses are delegated to the senior managers of the respective businesses and it is intended that Laird Security Systems will be managed in a similar manner.

To enable the Board to discharge its duties, all Directors receive appropriate and timely information. The Company Secretary distributes briefing papers to all Directors in advance of the regular formal Board meetings. All Directors have access to the advice and services of the corporate Company Secretary, which is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The appointment and removal of the Company Secretary is a matter for the Board as a whole. In addition, procedures are in place to enable the Directors to obtain independent professional advice in the furtherance of their duties, if necessary, at Lupus Capital's expense.

10.3 *Evaluation of performance and re-election of Directors*

A procedure for carrying out formal internal evaluations of the Board has been discussed and approved. All Directors are subject to re-election by the shareholders at Annual General Meetings at a maximum interval of three years. The Articles of Association provide that Directors appointed by the Board will be subject to re-election at the first AGM thereafter.

10.4 *Board committees*

The Board has formed an Audit and Corporate Governance Committee, a Remuneration Committee and a Nominations Committee, each comprised of all the independent, non-executive Directors of Lupus Capital. The existence of the committees ensures that time is allocated on a formal basis to consider relevant issues.

10.5 *Audit and Corporate Governance Committee*

The Audit and Corporate Governance Committee meets at least twice a year and considers the appointment and fees of the external auditors and discusses the scope of the audit and its findings. The Committee is also responsible for monitoring compliance with accounting and legal requirements and for reviewing the annual and interim financial statements. This committee is chaired by Mr Hoad.

The Committee also reviews any non-audit services provided by the auditors. Such services have been, and are, limited to the provision of tax compliance work and tax advice. The

Committee considers that such services can be provided most efficiently and economically by the same firm as that conducting the audit. The Committee is satisfied that the provision of such services does not in any way prejudice the objectivity and independence of the auditors.

To date the Committee has not recommended the establishment of an internal audit function. However following the completion of the Transaction, this policy will be kept under active review.

10.6 ***Remuneration Committee***

The Remuneration Committee considers and approves the remuneration and benefits (if any) of the Directors.

It meets as and when required and is chaired by Mr Hoad.

10.7 ***Nominations Committee***

The Nominations Committee identifies and nominates candidates for the office of director of Lupus Capital. It meets as and when required and is chaired by Mr Tate.

10.8 ***Internal control***

The Directors acknowledge that they are responsible for the Lupus Capital Group's system of internal controls and for reviewing the effectiveness of those controls. The Board, including the executive Directors, reviews the internal control framework on an ongoing basis. Procedures have been developed to safeguard assets against unauthorised use or disposition and to maintain proper accounting records to provide reliable financial information both for internal use and for publication. In accordance with the guidance of the Turnbull Committee on internal control, the procedures are regularly reviewed in the light of an ongoing process to identify, evaluate and manage the significant risks faced by Lupus Capital. The process has been in place for the full year under review and up to the date of the approval of the annual report and financial statements. The procedures are designed to manage rather than eliminate risk and can only provide reasonable and not absolute assurance against material misstatement or loss.

10.9 ***Relations with shareholders***

Communications with shareholders are given high priority and there is a regular dialogue with institutional shareholders. The Board uses the Annual General Meeting to communicate with private and institutional investors and welcomes their participation. Lupus Capital has set up a website www.lupuscapital.co.uk which shareholders, investors and other interested parties may access. The website permits users to download copies of published financial reports, press releases and Stock Exchange announcements.

10.10 ***Statement by Directors on compliance with the provisions of the Combined Code***

Lupus Capital complies with the provisions of the Combined Code except as follows:

The Board, with only two executive Directors, having carefully considered the position, structure and strategy of the Lupus Capital Group, believes that the nature of the Lupus Capital Group with its focus on identifying, acquiring and reinvigorating businesses makes it appropriate for the role of chairman to carry executive responsibility.

11. MATERIAL CONTRACTS

11.1 ***Lupus Capital***

The following contracts are all of the contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the Lupus Capital Group (i) within the two years immediately preceding the date of this document and are, or may be,

material to the Lupus Capital Group; or (ii) at any time and contain any provision under which any member of the Lupus Capital Group has any obligation or entitlement which is or may be, material to the Lupus Capital Group as at the date of this document.

(A) *Placing Agreement*

An agreement dated 26 March 2007 and made between Lupus Capital (1) and HSBC (2) whereby, subject to the conditions stated below, HSBC, as agent for Lupus Capital, has agreed to make the Open Offer to the Qualifying Shareholders and to use its reasonable endeavours to procure placees to acquire New Ordinary Shares (other than Open Offer Shares which are acquired pursuant to the Open Offer) at the Issue Price and, to the extent it fails to procure such placees, to acquire any remaining New Ordinary Shares at the Issue Price. The Placing Agreement also contains an obligation on HSBC to underwrite fully the Placing and the Open Offer upon the terms and subject to the conditions of the Placing Agreement. The fees for such underwriting are included in the commission set out below.

In addition, the Placing Agreement states that the Placing proceeds and the proceeds from the Open Offer, less expenses shall be deposited in the name of Lupus into the Deposit Account until such time as the Acquisition does become unconditional and shall then be applied to the Acquisition. In the event that the Acquisition does not become unconditional before 30 September 2007, the monies in the Deposit Account shall not be released from the Deposit Account until (i) Lupus has consulted its shareholders and (ii) Lupus has consulted HSBC.

The Placing Agreement is conditional, *inter alia*, on:

(i) Admission having become effective by no later than 8.00 a.m. on 30 September April 2007; and

(ii) HSBC not terminating the Placing Agreement, in accordance with its terms, at any time prior to Admission.

Lupus Capital is obliged to use all reasonable endeavours to procure Admission by 8.00 a.m. on 20 April 2007 or such later time and/or date, being no later than 30 September 2007, or Lupus Capital and HSBC may agree.

Lupus Capital has agreed to pay HSBC a fee, equal to 0.9 per cent. of the amount paid by Lupus Capital, through the Purchasing Subsidiaries, to the Vendors in consideration for the Acquisition, in respect of the transactions contemplated by the Placing Agreement.

Lupus Capital has agreed to pay HSBC a commitment commission equal to 1.0 per cent. of the aggregate value at the Issue Price of the New Ordinary Shares which amount is now due and shall be paid on the earlier of Admission or the termination of the Placing Agreement.

Lupus Capital has also agreed to pay HSBC, subject to Admission taking place, a commission (which includes an underwriting commission) equal to 2 per cent. of the aggregate value at the Issue Price of the New Ordinary Shares. The Placing Agreement contains warranties given by Lupus Capital and the Directors and indemnities given by Lupus Capital, in favour of HSBC, which are customary for this type of agreement. In addition, between the date of the Placing Agreement and Admission HSBC may in certain circumstances, including where there is a material breach of warranty or a material adverse change in the financial markets, terminate the Placing Agreement or fix a new date as the latest date by which all conditions in the Placing Agreement must have been satisfied or waived.

(B) *Nominated adviser and broker agreement*

On 26 March 2007, Lupus Capital and HSBC entered into a nominated adviser and broker agreement under which HSBC set out the services to be provided by it in connection with its role as Lupus Capital's nominated adviser and broker. Under the agreement Lupus Capital agrees to pay HSBC an annual retainer of £40,000 (plus VAT) for its services and gives certain undertakings and indemnities in favour of HSBC which are customary in agreements of this kind. The agreement may be terminated by either party giving three month's written notice to the other.

(C) *Acquisition Agreement*

Please see Part 10 for a full description of the terms of the Acquisition Agreement.

(D) *New Debt Facility*

This is an agreement dated 19 March 2007 and made between Jasper Acquisition Holdings Limited and Amesbury Acquisition Holdings, Inc. as original borrowers and as original guarantors and Lupus Capital as original guarantor and HSBC Bank plc, The Governor and Company of the Bank of Scotland and The Royal Bank of Scotland plc as mandated lead arrangers and original lenders and The Governor and Company of The Bank of Scotland as agent pursuant to which a multicurrency term loan facility in an aggregate amount of £120,000,000 and a multicurrency revolving loan facility in an aggregate amount of £20,000,000 (together with the term loan facility, the "**Facilities**") are made available to Jasper Acquisition Holdings Limited and Amesbury Acquisition Holdings, Inc. (the "**Facility Agreement**"). The proceeds of the term loan facility will be used to fund part of the Acquisition and to pay the fees, costs and expenses associated with the Acquisition. The proceeds of the revolving loan facility will be put towards the general corporate and working capital purposes of Jasper Acquisition Holdings Limited and Amesbury Acquisition Holdings, Inc. and its group. Certain conditions precedent customary to this type of agreement must be met for funding to occur under the Facilities including the granting by Lupus Capital of a charge over its shares in Jasper Acquisition Holdings Limited and Amesbury Acquisition Holdings, Inc.

Following completion of the Acquisition certain of the subsidiaries of Jasper Acquisition Holdings Limited and Amesbury Acquisition Holdings, Inc. which meet a materiality threshold will become obligors under the Facilities and guarantee some or all of the obligations of the borrowers under the Facility Agreement. The scope and extent of the guarantees provided depends on applicable law in the jurisdiction of incorporation of the guaranteeing entities. Future members of Jasper Acquisition Holdings Limited's group and Amesbury Acquisition Holdings, Inc.'s group will be required under the terms of the Facility Agreement to accede as guarantors under the Facility Agreement.

The rate of interest for borrowings under the Facilities for each interest period is the percentage rate per annum which is the aggregate of the margin, LIBOR (or, in relation to any loan in euro, EURIBOR) and any mandatory cost. The margin will initially be 1.50 per cent. per annum and will vary during the term of the Facility Agreement in line with the ratio of consolidated total net borrowings to consolidated EBITDA. The Facility Agreement requires the borrowers to pay quarterly, a commitment fee of 40 per cent. of the then applicable margin on the preceding quarter's unused portion of the Facilities. The Facility Agreement also requires the borrowers and Lupus Capital to pay other fees based on the amount of the Facilities.

The termination date for the facilities is 60 months after the date of first drawdown under the Facility Agreement. The Facility Agreement contains representations, undertakings and events of default which are customary for this type of agreement.

(E) *Subscription and Transfer Agreement and Option Agreement*

In connection with the Placing and Open Offer, Lupus Capital, HSBC and Newco have entered into two agreements dated 23 March 2007 in respect of the subscription and transfer of ordinary shares and redeemable preference shares in Newco.

(a) Under the Option Agreement, Lupus Capital has agreed to subscribe for 89 ordinary shares in Newco of no par value and HSBC has agreed to subscribe for 11 ordinary shares in Newco of no par value and enter into put and call options in respect of the ordinary shares in Newco subscribed for by HSBC that are exercisable if the Placing and Open Offer do not proceed;

(b) Under the Subscription and Transfer Agreement, HSBC will apply monies that it receives as principal from Qualifying Shareholders applying to acquire New Ordinary Shares under the Placing and Open Offer to subscribe for redeemable preference shares in Newco to an aggregate value equal to such Placing and Open Offer monies, after deduction of the amount of the commissions as set out above in the summary of the Placing Agreement, together with any relevant amounts in respect of any New Ordinary Shares acquired by HSBC or for which HSBC have procured acquirers pursuant to the Placing Agreement (after deducting relevant commissions and/or expenses); and

(c) Lupus Capital will allot and issue the New Ordinary Shares to those persons entitled thereto in consideration of HSBC transferring its holding of redeemable preference shares and ordinary shares in Newco to Lupus Capital.

Accordingly, instead of receiving cash as consideration for the issue of the New Ordinary Shares, at the conclusion of the Placing and Open Offer Lupus Capital will own the entire issued ordinary and redeemable preference share capital of Newco whose only assets will be its cash reserves, which will represent an amount equivalent to the net proceeds of the Placing and Open Offer. Lupus Capital will be able to utilise this amount equivalent to the Placing and Open Offer proceeds by exercising its right of redemption over the redeemable preference shares it holds in Newco and, during any interim period prior to redemption, by procuring that Newco lends the amount to Lupus Capital (or one of the Lupus Capital's subsidiaries).

(F) *Schlegel Acquisition Agreement*

This is an agreement dated 3 March 2006 between UniPoly Holdings Limited ("**UniPoly**") and Schlegel Limited ("**Schlegel UK**") (as the vendors) and Schlegel Acquisition Holdings USA, Inc., Schlegel Acquisition Holdings Limited, Schlegel Australia (2006) Pty Limited and Schlegel UK (2006) Limited (together the "**Buyers**") and Lupus Capital. The Buyers are wholly owned subsidiaries of Lupus Capital.

Lupus Capital acquired Schlegel Building Products from UniPoly and Schlegel UK on a cash free/debt free basis. All existing third party debt was repaid on acquisition and cash balances held in Schlegel Building Products as at the date of signing of the acquisition agreement was paid over to UniPoly on completion. In consideration for the acquisition, Lupus Capital paid UniPoly and Schlegel UK a total price of approximately £84 million.

The acquisition agreement contains customary representations and warranties for an acquisition of this type. Many of the warranties given by UniPoly and Schlegel UK are qualified by stating that the event to which that warranty relates has not had a "Material

Adverse Effect" on Schlegel Building Products. A Material Adverse Effect is, subject to certain exceptions, any circumstance, change in or effect on Schlegel Building Products that is reasonably likely to be materially adverse to the financial condition, results of operations, earnings, business and/or assets of Schlegel Building Products.

UniPoly and Schlegel UK have indemnified the Buyers for any breach of representations, warranties, covenants or agreement of UniPoly and Schlegel UK, as well as for (i) certain liabilities excluded from the purchaser of Schlegel Building Products; (ii) certain indemnification obligations of the subsidiary companies transferred pursuant to the acquisition agreement; (iii) certain liabilities for tax for which UniPoly and Schlegel UK are liable under the acquisition agreement; (iv) liabilities arising as a consequence of the improper allocation of the purchase price; and (v) all costs and expenses incurred by indemnified parties enforcing rights under the acquisition agreement.

(G) *Schlegel Debt Facility*

This is an agreement dated 3 March 2006 and made between Schlegel Acquisition Holdings Limited as original borrower and as original guarantor, Lupus Capital, Schlegel UK (2006) Limited and Schlegel Acquisition Holdings USA, Inc. as original guarantors and HSBC Bank plc and The Governor and Company of the Bank of Scotland as mandated lead arrangers and original lenders and The Governor and Company of The Bank of Scotland as agent pursuant to which a multicurrency term loan facility in an aggregate amount of £35,000,000 and a multicurrency revolving loan facility in an aggregate amount of £10,000,000 (together with the term loan facility, the "**Facilities**") are made available to Schlegel Acquisition Holdings Limited (the "**Facility Agreement**"). The proceeds of the term loan facility were used to fund part of the acquisition of Schlegel Building Products and to pay the fees, costs and expenses associated with the acquisition. The proceeds of the revolving loan facility were put towards the general corporate and working capital purposes of Schlegel Acquisition Holdings Limited and its group. Certain conditions precedent customary to this type of agreement were to be met for funding to occur under the Facilities including the granting by Lupus Capital of a charge over its shares in Schlegel Acquisition Holdings Limited.

Following completion of the acquisition, certain subsidiaries of Lupus Capital became obligors under the Facilities and guarantee some or all of the obligations of the borrowers under the Facility Agreement. The scope and extent of the guarantees provided depends on applicable law in the jurisdiction of incorporation of the guaranteeing entities. Future members of Schlegel Acquisition Holdings Limited's group would be required under the terms of the Facility Agreement to accede as guarantors under the Facility Agreement.

The rate of interest for borrowings under the Facilities for each interest period is the percentage rate per annum which is the aggregate of the margin, LIBOR (or, in relation to any loan in euro, EURIBOR) and any mandatory cost. The margin was initially 0.95 per cent. per annum and will vary during the terms of the Facility Agreement in line with ratio of consolidated total net borrowings to consolidated EBITDA. The Facility Agreement requires the borrowers to pay quarterly, a commitment fee of 40 per cent. of the then applicable margin on the preceding quarter's unused portion of the Facilities. The Facility Agreement also requires the borrowers and Lupus Capital to pay other fees based on the amount of the Facilities.

The termination date for the facilities is 60 months after the date of the Facility Agreement. The Facility Agreement contains representations, undertakings and events of default which are customary for this type of agreement.

11.2 ***Laird Security Systems***

Laird Security Systems has not entered into contracts (not being contracts entered into in the ordinary course of business) that (i) within the two years immediately preceding the date of this document and are, or may be, material to Laird Security Systems; or (ii) at any time and contain any provision under which Laird Security Systems has any obligation or entitlement which is or may be, material to it as at the date of this document.

12. LITIGATION

12.1 ***Lupus Capital Group***

There are no and have not been any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Lupus Capital is aware), during a period covering at least the previous 12 months which may have, or have had in the recent past significant effect on Lupus Capital and/or the Lupus Capital Group's financial position or profitability.

12.2 ***Laird Security Systems***

There are no and have not been any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Lupus Capital is aware), during a period covering at least the previous 12 months which may have, or have had in the recent past significant effect on Laird Security Systems' financial position or profitability.

13. SHARE INCENTIVE ARRANGEMENTS

13.1 ***Introduction***

The Share Incentive Arrangements were adopted on 16 February 2004 and do not qualify for approval by HM Revenue & Customs. The Share Incentive Arrangements are implemented by means of the LESOT and the EMI Scheme.

13.2 ***The LESOT***

The LESOT is an employee benefit trust established to benefit certain employees of Lupus Capital and its subsidiaries from time to time and certain of their relatives. The Trustee is an independent third party trustee whose obligations and responsibilities are to hold the trust assets for the benefit of the beneficiaries, but who is likely to take into account recommendations made by the remuneration committee of the Board when determining the allocation of the trust assets.

13.3 ***The EMI Scheme***

The EMI Scheme allows Lupus Capital's employees (including executive Directors) to acquire shares in Lupus Capital in a tax approved efficient manner.

13.3.1 *Eligibility*

To participate in the EMI Scheme, an employee must be employed by Lupus Capital, or a 75 per cent. subsidiary of Lupus Capital, and commit at least 25 hours per week (or 75 per cent. of his working time) to the business of Lupus Capital, or a group company of Lupus Capital. An employee is only eligible to participate in the EMI Scheme if he owns less than, or is not able to control more than, 30 per cent. of the Ordinary Share capital of Lupus Capital, or of a group company of Lupus Capital whether individually or through his associates.

13.3.2 *Limits*

A participating employee may not hold unexercised EMI Scheme options over shares in Lupus Capital with a total value exceeding £100,000 (the value being calculated

at the date the option is granted). If a participant has received options granted under an Inland Revenue approved discretionary share option scheme, then such options will be included within the calculation of the £100,000 limit. The EMI Scheme has an overall limit of £3 million on the total value of shares in Lupus Capital that may be subject to unexercised EMI Scheme options at any one time (calculated at the date of grant).

13.4 ***The Share Incentive Arrangements***

The rules of the Share Incentive Arrangements are contained in the trust deed of the LESOT, a subscription agreement between Lupus Capital and the LESOT and the rules of the EMI Scheme.

The Share Incentive Arrangements provide potential awards of Ordinary Shares under the LESOT and into the EMI Scheme. The number of options granted to employees under the EMI Scheme will be at the discretion of the Board. The allocation of shares to beneficiaries within the LESOT will be at the discretion of the trustees of the LESOT, although they may consider recommendations from the remuneration committee of the Board.

13.4.1 *Timing of Allotments*

The Share Incentive Arrangements cover the three financial years ending 31 December 2008, and the Trustees may subscribe for Ordinary Shares until 31 August 2009. Shares are allotted under the Share Incentive Arrangements as soon as practicable after receipt by Lupus Capital of a Subscription Notice and satisfaction of the conditions to the Share Incentive Arrangements. Lupus Capital will make contributions to the LESOT sufficient to enable the LESOT to subscribe for the relevant number of shares and will use all reasonable efforts to ensure that such shares are admitted to trading on AIM.

The Trustees may not serve a subscription notice pursuant to the Share Incentive Arrangements earlier than 30 business days after the preliminary announcement of the results of Lupus Capital for the year ending 31 December 2008 nor later than 31 August 2009.

13.4.2 *Share awards*

The number of shares to be issued under the Share Incentive Arrangements will be 95,000,000 multiplied by a factor relating to share price performance and by a factor relating to compound growth in adjusted earnings per share. The share price factor is based on share price achievement against the range 18p to 30p, taking the average mid market price of an Ordinary Share over 30 business days prior to a subscription notice being served by the Trustees. The price range may be adjusted at the discretion of the remuneration committee of the Board to take account of the price at which substantial issues of new equity may have been made since 16 January 2004. The earnings per share factor is based on achievement of compound annual increase in adjusted earnings per share against the range 10 per cent. to 25 per cent. in the three years ending 31 December 2008. If either factor is achieved as to less than 100 per cent. multiplying the factors together will reduce the number of Ordinary Shares to be issued significantly.

The aggregate number of shares to be issued under the EMI Scheme and the LESOT (including shares to satisfy options granted under the EMI Scheme) cannot exceed such number as, when aggregated with shares previously issued under the Share Incentive Arrangements or issued under any other employee incentive share schemes since 16 January 2004, is equivalent to 10 per cent. of Lupus Capital's issued share capital immediately prior to the issue of shares in respect of the Share Incentive

Arrangements, and any issue of Ordinary Shares pursuant to the Share Incentive Arrangements will be scaled back accordingly.

13.4.3 *Adjustments*

The number of shares to be allotted under the Share Incentive Arrangements are subject to such adjustments, if any, as the Board may propose and the auditors of Lupus Capital shall confirm as being fair, to reflect the terms of any capital adjustments or other share issue.

The remuneration committee of the Board may make such adjustments to the implementation of the Share Incentive Arrangements as they may consider appropriate and the auditors of Lupus Capital shall confirm as being fair.

14. Property, Plant and Equipment

The following are the material tangible fixed assets of Lupus Capital and Laird Security Systems:

Lupus Capital's head office is at 85 Buckingham Gate, London SW1E 6PD. Lupus Capital maintains a property portfolio, owning or occupying manufacturing, distribution and administration sites throughout the UK, the US, Continental Europe and Australia.

Laird Security Systems maintains a property portfolio, owning or occupying manufacturing, distribution and administration sites throughout the UK, the US and the Far East.

15. WORKING CAPITAL

Lupus Capital is of the opinion that, having regard to the existing facilities available to the Group, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

Lupus Capital is of the opinion that, having regard to the existing facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for the present requirements, that is, for at least the next 12 months from the date of publication of this document.

16. SIGNIFICANT CHANGE

16.1 ***Lupus Capital***

There has been no significant change in the financial or trading position of the Lupus Capital Group since 31 December 2006, being the date to which the accounts in Part 8 of this document have been made up.

16.2 ***Laird Security Systems***

There has been no significant change in the financial or trading position of Laird Security Systems since 31 December 2006, being the date to which the accounts in Part 7 of this document have been made up.

17. AUDITORS

The auditors of Lupus Capital are Grant Thornton UK LLP, Chartered Accountants, whose address is Grant Thornton House, Melton Street, London, NW1 2EP. Grant Thornton is a member of the Institute of Chartered Accountants in England and Wales. Grant Thornton has audited the accounts of Lupus Capital and its subsidiaries for the three years ended 31 December 2006. Grant Thornton has made reports under section 235 of the Companies Act in respect of each set of statutory accounts that they audited and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

18. CONSENTS

Ernst & Young LLP, as reporting accountant on Laird Security Systems, has given and has not withdrawn its written consent to the inclusion in this document of its reports in the form and context in which they appear and has authorised the contents of its report for the purposes of Rule 5.5.3(2)(4) of the Prospectus Rules.

Grant Thornton UK LLP, as reporting accountant on Lupus Capital, has given and has not withdrawn its written consent to the inclusion in this document of its reports in the form and context in which they appear and has authorised the contents of its report for the purposes of Rule 5.5.3(2)(4) of the Prospectus Rules.

HSBC has given and not withdrawn its written consent to the inclusion in this document of its name and references to it in the form and context in which they appear.

19. GENERAL

The total expenses relating to the Transaction, including the fees of the UK Listing Authority and the London Stock Exchange, professional fees and expenses and the costs of printing and distribution of documents are estimated to be approximately £12.5 million (exclusive of VAT). Each of Lupus Capital and The Laird Group plc are, under the terms of the Acquisition Agreement, responsible for their own fees and expenses.

20. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the registered office of Lupus Capital and at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of publication of this document until Admission:

20.1 this document;

20.2 the memorandum of association of Lupus Capital and the articles of association of Lupus Capital;

20.3 the rules of the Share Incentive Schemes referred to in section 13 above;

20.4 this historical information on Laird Security Systems set out in Section C of Part 7 of this document;

20.5 the audited consolidated accounts of the Lupus Group for the three years ended 31 December 2006;

20.6 the report from Ernst & Young set out in Section D of Part 7 of this document;

20.7 the report from Grant Thornton set out in Section D of Part 8 of this document;

20.8 the unaudited pro forma combined financial information on the Enlarged Group and report from Ernst & Young referred to in Part 9;

20.9 the Lock-in agreements referred to in section 16 of Part 5 of this document; and

20.10 the Acquisition Agreement.

Dated: 26 March 2007

DEFINITIONS

The following definitions are used throughout this document except where the context requires otherwise:

"Acquisition"	the acquisition by Lupus Capital, through the Purchasing Subsidiaries, from The Laird Group plc, of the Transferred Assets and entire issued share capital of the Transferred Subsidiaries
"Acquisition Agreement"	the conditional agreement for the Acquisition dated 19 March 2007 between Lupus Capital, the Purchasing Subsidiaries, Laird Newco and The Laird Group plc
"Acquisition Resolution"	Resolution 1, as set out below
"Adjusted Profit"	Profit before goodwill, LESOT charge, exceptional items and taxation
"Admission"	the admission of the Enlarged Share Capital to trading on AIM
"AGM"	annual general meeting
"AIM"	the Alternative Investment Market
"AIM Rules" or "AIM Rules for Companies"	the rules published by the London Stock Exchange governing admission to, and the operation of, AIM, as amended from time to time
"Amesbury Acquisition Holdings, Inc.	Amesbury Acquisition Holdings, Inc., a company incorporated under the laws of the State of Delaware, USA
"Ancillary Agreements"	the agreements ancillary to the Acquisition and Placing Agreements
"Application Forms"	the CREST Excess Application Form and the Non-CREST Application Form
"Articles"	the articles of association of Lupus Capital
"Basic Entitlement"	the basic pro rata entitlement of Qualifying Holders to acquire 4 Open Offer Shares for every 10 Existing Ordinary Shares held on the Record Date
"Board" or "Directors"	the existing directors of Lupus Capital whose names appear in Part 4 of this document
"Business" Security Systems	the building products related businesses as carried out by Laird
"Business Day"	a day (other than a Saturday or Sunday) on which banks are open for general business in London
"Capita Registrars"	a trading name of Capita IRG Plc
"Certificated Share" or "certificated share"	a share or other security which is not in an uncertificated form
"Combined Code"	The Combined Code on Corporate Governance
"Companies Act" or "Act"	the Companies Act 1985, as amended by the Companies Act 1989

"Completion"	completion of the Acquisition in accordance with the terms of the Acquisition Agreements
"Conditional Placing Shares"	the 221,269,641 New Ordinary Shares being placed subject to clawback in respect of any Open Offer Shares applied for pursuant to the Placing Agreement
"CREST"	the system for the paperless settlement of trades and the holding of uncertificated securities operated electronically by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI No. 2001/3755)
"CRESTCo"	CRESTCo Limited, the operator of CREST
"CREST Excess Application Form"	the excess CREST application form relating to excess applications for Open Offer Shares issued to Qualifying CREST Holders and enclosed, where applicable, with this document
"Crest Manual"	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July 1996 and as amended since)
"Deposit Account"	an account in the name of Lupus Capital designated by HSBC into which the proceeds of the Placing and Open Offer will be deposited pending completion of the Acquisition
"Enlarged Group"	the Lupus Capital Group as enlarged by Laird Security Systems
"Enlarged Share Capital"	the issued ordinary share capital of Lupus Capital immediately following completion of the Placing and Open Offer including the Existing Ordinary Shares and the New Ordinary Shares
"Ernst & Young"	Ernst & Young LLP, a limited liability partnership registered in England and Wales with registered number OC300001
"Excess Application Facility"	the arrangement pursuant to which Qualifying Holders may apply for additional Open Offer Shares in excess of their Basic Entitlement in accordance with the terms and conditions of the Open Offer
"Excess Shares"	Open Offer Shares applied for by Qualifying Holders under the Excess Application Facility
"Existing Ordinary Shares"	the Ordinary Shares in issue as at the date of this document
"Existing Shareholders"	the holders of the Existing Ordinary Shares
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting to be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY at 10.30 a.m. on 19 April 2007, notice of which is set out at the end of this document
"Firm Placing Shares"	the 534,285,915 New Ordinary Shares being placed firm pursuant to the Placing Agreement including the Open Offer Entitlements of the LESOT being place by HSBC

"Form of Proxy"	the form of proxy accompanying this document to be used by the Shareholders in respect of the EGM
"FSA"	Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000
"Gall Thomson"	Gall Thomson Environmental Limited, incorporated in England and Wales under the Act with registered number 2852924
"Grant Thornton"	Grant Thornton UK LLP, a limited liability partnership registered in England and Wales with registered number OC307742
"US Hart-Scott-Rodino Anti-Trust Improvements Act"	The US Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended
"HSBC"	HSBC Bank plc, a company incorporated in England and Wales under the Act with registered number 14259
"IFRS"	International Financial Reporting Standards
"Issue Price"	18 pence per New Ordinary Share
"Jasper Acquisition Holdings Limited"	Jasper Acquisition Holdings Limited, a company incorporated under the Act with registered number 6078798
"KLAW"	KLAW Products Limited, a company incorporated in England and Wales under the Act with registered number 316007
"Laird Group" or "Laird" or "Laird PLC"	The Laird Group PLC and its subsidiaries, or any one or more of them as the context requires
"Laird Inc."	a company incorporated in the state of Delaware
"Laird Inc. Subsidiaries"	Amesbury Group Inc; Amesbury Group - Plastic Profilers Inc; Bandlock Corp; Balance Systems Inc; Advanced Metals Technology Inc; BSI Omega Canada Inc.; Fastex Products Inc; Amesbury Door Hardware Inc (incorporated in California); and Amesbury Door Hardware Inc (incorporated in Delaware)
"Laird Security Systems"	the entire issued share capital of the Transferred Subsidiaries
"LESOT"	the Lupus Capital Employee Share Ownership Trust
"Listing Rules"	the Listing Rules of the FSA
"London Stock Exchange"	London Stock Exchange plc
"Lupus Capital"	Lupus Capital plc, a company incorporated in England and Wales under the Act and domiciled in the UK with registered number 2806007
"Lupus Group" or "the Group"	Lupus Capital and its subsidiaries, or any one or more of them as the context requires
"LSSD UK Limited"	LSSD UK Limited, a company incorporated in England and Wales under the Act with registered number 2838541
"LSSD UK Limited Subsidiaries"	Balance UK Limited; Designgarden Limited; ERA Products Limited; Crompton Limited; Intron Limited; Homesafe Doors Limited; Laird Lifestyle Products Limited; Laird Security Hardware Limited; Omega

	Spring Technology Limited; LSS Trading (Ningbo) Limited; J.K. Furnex Limited; Laird (Ningbo) Limited; Amesbury Springs Limited; Feneseal Limited; Hardware Engineering Limited; Euromond Limited; Linear Limited; Lindman Group Limited; Lindman Limited; Securidor (Holdings) Limited; Securidor Limited; Ventrolla Limited; EWS (Manufacturing) Limited and LSSD UK (No.1) Limited
"Newco"	Lupus Capital (Jersey)(2) Limited
"New Debt Facility"	an agreement dated 19 March 2007 for a multicurrency term loan facility of £120,000,000 and a multi-currency revolving loan facility of £20,000,000
"New Ordinary Shares"	the new ordinary shares of 0.5 pence each to be issued by Lupus Capital under the Open Offer and Placing
"Non-CREST Application Form"	the application form relating to applications for Open Offer Shares issued to Qualifying non-CREST Holders and enclosed, where applicable, with this document
"Notice"	the notice of the Extraordinary General Meeting of Lupus Capital to be held for the purpose of considering and, if thought fit, passing the Resolutions
"Official List"	the Official List of the UK Listing Authority
"Open Offer"	the conditional invitation made to Qualifying Shareholders to apply to acquire the Open Offer Shares, as described in Part 6 of this document and in the Application Forms
"Open Offer Entitlements"	an entitlement to apply to acquire Open Offer Shares, allocated to a Qualifying Holder pursuant to the Open Offer
"Open Offer Shares"	up to 221,269,641 New Ordinary Shares being made available to Qualifying Shareholders under the Open Offer excluding the Open Offer Entitlements of the LESOT which are to be placed by HSBC
"Ordinary Shares"	ordinary shares of 0.5 pence each in the capital of Lupus Capital
"Overseas Shareholders" or "Overseas Holders"	shareholders with registered addresses in, or who are citizens, residents or nationals of, jurisdictions outside the UK
"Placing"	the proposed placing of shares in Lupus Capital described in further detail in Part 6 of this document
"Placing Agreement"	the conditional agreement between Lupus Capital and HSBC dated 26 March 2007 in connection with the Placing and Open Offer, further details of which are set out in paragraph 11 of Part 12 of this document
"Placing Shares"	the Firm Placing Shares and the Conditional Placing Shares
"Prospectus" or "this document"	this prospectus, prepared in accordance with the AIM Rules and the Prospectus Rules
"Prospectus Rules"	the Prospectus Rules of the Financial Services Authority
"Purchasing Subsidiaries"	Jasper Acquisition Holdings Limited and Amesbury Acquisition Holdings Inc.

"Qualifying CREST Shareholders"	Qualifying Shareholders holding Shares in uncertificated form
"Qualifying non-CREST Shareholders"	Qualifying Shareholders holding Shares in certificated form
"Qualifying Holders" or "Qualifying Shareholders"	Shareholders whose names appear on the register of members of Lupus Capital on the Record Date
"Record Date"	21 March 2007
"Registrars"	Capita Registrars, the registrars of Lupus Capital
"Regulations" or "CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"Relevant System"	the computer-based system and procedures which enable title to units of a security to be evidenced and transferred without a written instrument and which facilitate supplementary and incidental matters in accordance with the Regulations
"Resolutions"	the ordinary resolutions and special resolutions to be proposed at the EGM
"Resolution 1"	the ordinary resolution to be proposed at the EGM to approve the implementation by Lupus Capital of the Acquisition as set out in the Notice
"Resolution 2"	the ordinary resolution to be proposed at the EGM to increase the authorised share capital of Lupus Capital as set out in the Notice
"Resolution 3"	the ordinary resolution to be proposed at the EGM to authorise the Directors to exercise the powers of Lupus Capital to allot relevant securities as set out in the Notice
"Resolution 4"	the special resolution to be proposed at the EGM to empower the Directors to allot equity securities as if section 89(1) of the Companies Act did not apply to any such allotment as set out in the Notice
"Resolution 5"	the special resolution to be proposed at the EGM to approve Lupus Capital applying for cancellation to trading of the Existing Ordinary Shares on AIM and for the Enlarged Share Capital to be admitted to trading on AIM
"RNS"	the Regulatory News Service of the London Stock Exchange
"Schlegel Building Products"	the business and the entire issued share capital of Schlegel UK (2006) Ltd and Schlegel, Inc. and their respective subsidiaries
"Secretary"	the secretary of Lupus Capital
"Securities Act"	the US Securities Act of 1933, as amended
"Shareholders"	the holders of Ordinary Shares in Lupus Capital
"Share Incentive Arrangements"	the LESOT and the EMI Scheme (including the option agreement between Lupus Capital and Greg Hutchings granted under the EMI Scheme) and the subscription agreement between the Trustees and Lupus Capital

"Shares"	shares in the capital of Lupus Capital
"Special Interim Dividend"	the special interim dividend announced on 26 March 2007 of 0.15 pence per Ordinary Share payable to Shareholders on the register as at 18 April 2007
"Statutes"	the Companies Act and every other Act or statutory instrument concerning limited companies and affecting Lupus Capital
"The Laird Group plc"	The Laird Group plc, a company incorporated in England and Wales with registered number 00055513
"Transaction"	the Acquisition, the Placing and Open Offer and the Resolutions
"Transferred Subsidiaries"	LSSD UK Limited, the LSSD UK Limited Subsidiaries, Laird Inc. and the Laird Inc. Subsidiaries, or any one or more of them as the context requires
"Trustee"	Walbrook Trustees (Guernsey) Limited
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	generally accepted accounting principles in the UK
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purpose of Part VI of the Financial Services and Markets Act 2000
"Uncertificated Share" or "uncertificated share"	a share or other security which is in an uncertificated form
"US", "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction
"USE"	unmatched stock event
"US GAAP"	generally accepted accounting principles in the US

NOTICE OF EXTRAORDINARY GENERAL MEETING

Lupus Capital plc

("Lupus Capital" or the "Company")

(Registered in England and Wales - No. 02806007)

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Lupus Capital will be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY at 10.30 a.m. on 19 April 2007 for the purpose of considering and, if thought fit, passing the following resolutions, of which Resolutions 1 to 3 will be proposed as ordinary resolutions and Resolutions 4 and 5 will be proposed as special resolutions:

ORDINARY RESOLUTIONS

1. THAT, subject to and conditional upon Resolutions 2, 3, 4 and 5 set out in the notice convening this Extraordinary General Meeting having been passed and subject to and conditional upon Admission (as such term is defined in the prospectus of Lupus Capital dated 23 April 2007 (the "Prospectus")) becoming effective, the implementation by Lupus Capital of the Acquisition (as defined in the Prospectus) be approved.

2. THAT the authorised share capital of Lupus Capital be and is hereby increased from £4,125,000 to £9,000,000 by the creation of 975,000,000 Ordinary Shares of 0.5 pence each in the capital of Lupus Capital.

3. THAT, subject to and conditional upon Resolutions 2, 4 and 5 set out in the notice convening this Extraordinary General Meeting having been passed and subject to and conditional upon Admission becoming effective, the Board be and it is hereby generally and unconditionally authorised in substitution for all subsisting authorities, to exercise all powers of Lupus Capital to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985):

   (i) up to an aggregate amount of 755,555,556 New Ordinary Shares (£3,777,777.78 nominal value) in connection with the Placing and Open Offer (as such term is defined in the Prospectus);

   (ii) otherwise than pursuant to section (i) above up to an aggregate of 427,884,666 Ordinary Shares (£2,139,423.33 nominal value),

   which authority shall expire on 19 April 2012 (unless previously revoked or varied by Lupus Capital in general meeting) save that Lupus Capital may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTIONS

4. THAT subject to and conditional upon Resolutions 2, 3 and 5 set out in the notice convening this Extraordinary General Meeting having been passed and subject to and conditional upon Admission becoming effective, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 3 above and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act 1985, as if sub-section (1) of Section 89 of the Companies Act 1985 did not apply to any such allotment, PROVIDED THAT this power shall be limited to the allotment of equity securities:

(i) in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) and in favour of holders (excluding any holder holding shares as treasury shares) of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever);

(ii) in connection with the Placing and the Open Offer of 755,555,556 New Ordinary Shares; and

(iii) the allotment (otherwise than pursuant to sections (i) and (ii) above) of equity securities up to an aggregate nominal amount of £343,028.83;

and shall expire at the conclusion of the Annual General Meeting of Lupus Capital to be held in 2008, save that Lupus Capital may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

5. THAT, subject to and conditional upon Resolutions 2, 3 and 4 set out in the notice convening this Extraordinary General Meeting having been passed, and subject to the Acquisition becoming unconditional (save only for Admission), the Company be authorised to apply for the cancellation of the admission to trading of all of its ordinary share capital on the Alternative Investment Market and application be made to the London Stock Exchange for the entire share capital of Lupus Capital to be re-admitted to trading on the Alternative Investment Market.

Registered office:
Crusader House
145-157 St John Street
London
EC1V 4RU

By Order of the Board

Cavendish Administration Limited
Company Secretary

Dated 26 March 2007

Notes:

(1) A member entitled to attend and vote at the above-mentioned Extraordinary General Meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of Lupus Capital.

(2) A pre-paid form of proxy is enclosed. To be valid, the Form of Proxy (together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such authority) must be deposited at the offices of Lupus Capital' registrars, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by not later than 10.30 a.m. on 17 April 2007.

(3) Completing and returning the Form of Proxy will not preclude a member from attending in person at the meeting and voting should he wish to do so.

(4) In the case of a corporation, the Form of Proxy must be executed under its common seal or the hand of an officer or attorney duly appointed.

(5) CREST members who wish to appoint a proxy or proxies by utilising the CREST proxy voting service may do so for the Extraordinary General Meeting to be held on 19 April 2007 and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such Instructions, as described in the CREST Manual. The message must be transmitted so as to be received by our Registrars, Capita Registrars, by not later than 48 hours before the time appointed for holding the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST Members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s) to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Lupus Capital may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only those shareholders registered in the register of members of Lupus Capital at 11 a.m. on 18 April 2007 (or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned Meeting), shall be entitled to attend or to vote at this Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the register of members after 11 a.m. on 18 April 2007 on 22 March 2007 (or, in the event that this Meeting is adjourned, 48 hours before the time of any adjourned meeting), shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this circular or as to the action you should take, you should immediately seek your own advice from a stockbroker, bank manager, solicitor, accountant, or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are resident in the United Kingdom or, if you are resident elsewhere, another appropriately authorised financial adviser.

If you have sold or otherwise transferred all of your shares, please pass this circular together with the accompanying proxy form to the purchaser or transferee, or to the person who arranged the sale or transfer, so that they can pass this circular and proxy form to the person who now holds the shares.

Lupus Capital plc

(**Lupus Capital** or the **Company**)

(incorporated and registered in England and Wales under number 02806007)

NOTICE OF GENERAL MEETING

Notice of a General Meeting of Lupus Capital to be held at One Bunhill Row, London, EC1Y 8YY on 11 December 2007 at 11.30 am is set out at the end of this circular.

Your attention is drawn to the letter from the Chairman of the Company which is set out on pages 2 to 5 of this circular and which recommends that you vote in favour of the resolutions to be proposed at the General Meeting.

Shareholders will find enclosed with this circular a form of proxy for use in connection with the General Meeting. To be valid, the form of proxy should be completed, signed and returned in accordance with the instructions printed thereon, as soon as possible and, in any event, so as to reach the Company's registrars by no later than 11.30 am on 9 December 2007. The form of proxy can be returned to the address on the back of the proxy form using the reply paid service, or delivered by post or by hand to Capita Registrars, The Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU. Completion and return of a form of proxy will not preclude shareholders from attending and voting at the General Meeting should they choose to do so. Further instructions relating to the form of proxy are set out in the notice of the General Meeting.

Lupus Capital plc

(incorporated and registered in England and Wales under number 02806007)

Registered Office:
Crusader House
145 - 157 St John Street
London
EC1V 4RU

16 November 2007

To all Lupus Capital shareholders

Notice of General Meeting

Dear shareholder,

I am pleased to write to you with details of a General Meeting which we are holding at One Bunhill Row, London, EC1Y 8YY on 11 December 2007 at 11.30 am. The formal notice of the General Meeting is set out on pages 6 to 8 of this circular.

If you would like to vote on the resolutions but cannot attend the General Meeting, please fill in the proxy form sent to you with this notice and return it to our registrars as soon as possible. They must receive it by 11.30 am on 9 December 2007.

An explanation of each of the seven resolutions being proposed at the General Meeting is provided below. The full text of each resolution is set out on pages 6 to 8 of this circular.

Resolutions 1, 2, 3 and 4 will be proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution. Resolutions 5, 6 and 7 will be proposed as special resolutions. This means that for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolutions 1 and 7: Consolidation of share capital and proceeds of sale of fractional entitlements

The Directors are proposing, under article 51 of the Company's Articles of Association (the **Articles**), to consolidate the share capital of the Company from ordinary shares of 0.5 pence nominal value to ordinary shares of 5 pence nominal value.

If Resolution 1 is approved, the consolidation will be effected at 5.00 pm on 11 December 2007 (the **Record Date**). At the Record Date each holding of ten 0.5 pence shares would be consolidated into one 5 pence share. The existing issued share capital of 1,372,115,334 ordinary shares of 0.5 pence would therefore become 137,211,533 ordinary shares of 5 pence.

Any issue as to what constitutes a holding for these purposes will be determined by the Directors in their absolute discretion. It is intended that holdings in a CREST account and a non-CREST account in the same name, and holdings where the name and address of the person concerned are not identical in all respects in the Register of Members of the Company will be treated as separate holdings. It is likely that if you receive more than one copy of this document you will be treated as having more than one holding for these purposes.

Article 52 of the Articles provides that any fractional entitlements of the 5 pence ordinary shares resulting from the consolidation shall be aggregated and sold, with the net proceeds of such sale distributed to the shareholders who would otherwise be entitled to the fractional entitlements. However, on the basis of the market price for an ordinary share in the Company at the date of publication of this circular, the maximum amount which would be payable to any shareholder would be less than 90 pence. Consequently, the Directors are proposing, in Resolution 7, that the Company retains such proceeds of sale as the costs associated with the distribution of any entitlement would be disproportionate to the amounts which shareholders would otherwise receive.

There would be an ultimate remaining fraction upon consolidation of the issued share capital which would be purchased by a person nominated by the Directors and transferred to the Company for no consideration before its cancellation.

Share certificates in respect of holdings of 5 pence nominal shares would be despatched by 19 December 2007. Upon receipt of your new share certificate, the old certificate would no longer be valid and should be destroyed. Shareholders who hold their shares in CREST would automatically have their accounts updated to shares of 5 pence nominal value on 12 December 2007.

The consolidation would not adversely affect the rights of shareholders in any way. The 5 pence ordinary shares would have the same rights as the existing 0.5 pence ordinary shares, including proportionate dividend, voting and other rights. Trading in the consolidated 5 pence shares would commence on 12 December 2007. The shares would be traded on the Alternative Investment Market of the London Stock Exchange in the same manner as before the consolidation.

In order to reflect the consolidation of the Company's issued share capital, the authorised but unissued ordinary shares in the Company would also be consolidated at the Record Date, from 427,884,666 ordinary shares of 0.5 pence to 42,788,466 ordinary shares of 5 pence. The capital of the Company would be reduced by the cancellation of the resulting fraction.

The Board believes that the consolidation of shares to a larger denomination is consistent with the practice of comparable market participants. The consolidation may also enable the shares to be more easily traded and to be administered more efficiently.

Expected Timetable	
Latest time by which shareholders must be registered in Register of Members to attend and vote at the General Meeting	6.00 pm on 7 December 2007
Latest time and date for proxy forms and proxy instructions made via CREST to reach registrars	11.30 am on 9 December 2007
General Meeting	11.30 am on 11 December 2007
Consolidation of share capital (Record Date)	5.00 pm on 11 December 2007
CREST accounts credited with 5 pence nominal value shares	12 December 2007
Admission of 5 pence nominal value shares	8.00 am on 12 December 2007
Trading commences in 5 pence nominal value shares	8.00 am on 12 December 2007
New share certificates for 5 pence nominal shares despatched	19 December 2007
All references in this document to times are to UK time.	

Resolution 2: Scrip dividends

Shareholder approval is being sought, under article 142 of the Articles, to permit the Company to offer scrip dividends as an alternative to cash dividends over the next five years. If the resolution is approved, shareholders could elect to receive new ordinary shares instead of cash dividends (including interim, special and final dividends) if the Company deems it appropriate to offer scrip dividends in relation to a distribution. Shareholders would be provided with details of the proposed scrip dividend scheme in advance of the next dividend declaration in order to make their election.

Shareholders who elect to receive dividends in the form of new ordinary shares would increase their shareholding in the Company without incurring dealing costs. When shareholders elect to receive new shares instead of cash, the Company benefits from retaining the cash that would otherwise have been paid out.

Resolution 3: Electronic communications

The Directors are proposing that the Company be authorised to communicate with shareholders electronically. If this resolution is approved, the Company would contact each shareholder to seek their consent to receiving email communications instead of postal communications. If a shareholder does not consent to receiving email communications, he or she would continue to receive postal communications.

The Company would also contact each shareholder individually and ask if he or she consents to the Company communicating with them via its website. This means that the Company could supply documents and information to shareholders by making such documents and information available on the Company's website and notifying shareholders that it is so available. Notification of the publication of documents or information on the Company's website would be provided to shareholders either electronically or by hard copy, depending on whether the shareholder had consented to receiving email instead of postal communications as outlined in the preceding paragraph.

Any shareholder who did not respond to the Company's request for consent to communicate with him or her via the Company's website within 28 days would be deemed to have consented. Even if a shareholder fails to respond, and is taken to agree to website publication, he or she can ask for a hard copy of any documents from the Company at any time. Similarly, even if a shareholder has agreed (or is deemed to have agreed) to website communication, he or she may revoke that agreement at any time by giving notice to the Company.

By communicating electronically with shareholders the Company would save on both the cost and time involved with the administration of the Company. The use of electronic communications would also be of benefit to the environment by reducing the amount of documents produced by the Company.

Resolutions 4 and 5: Authority to allot shares and disapplication of pre-emption rights

If Resolution 1 is approved, the consequent change to the Company's share capital will require that the Directors seek renewal of their authority to allot shares and power to permit non pre-emptive issues of ordinary shares, in order that the authority and power may be exercised in relation to the consolidated 5 pence shares. The authority to allot and the disapplication of pre-emption rights are contained in Resolutions 4 and 5 respectively. They are largely the same as the authority to allot and disapplication resolutions which shareholders approved at the Company's Extraordinary General Meeting on 19 April 2007.

The allotment authority is sought in respect of up to £2,286,859 nominal value of share capital (which equates to approximately one third of the Company's issued ordinary share capital). The authority is in substitution for existing authorities. The disapplication of pre-emption rights is sought in connection with any rights issue generally, and in respect of any allotment for cash, or sale for cash of any shares which the Company may hold in treasury, of up to £343,028 nominal value of ordinary share capital (representing approximately 5% of the Company's issued ordinary share capital).

The Directors have no present intention of exercising the above authority but consider it desirable that they should have the flexibility to issue shares from time to time to enable the Company to take advantage of business opportunities as they arise. Resolution 4 would provide authority to allot for the next five years and Resolution 5 would grant disapplication of the specified pre-emption rights until the earlier of 11 December 2008 or the close of the next Annual General Meeting.

Resolution 6: Purchase of own shares for cash

The Directors are proposing, under section 166 of the Companies Act 1985, to seek authority for the Company to purchase a maximum of 20,568,008 ordinary shares of the Company representing 14.99% of the ordinary shares that would be in issue after the proposed consolidation of share capital. Authority is being sought to make on-market purchases. The price paid for each share would not be less than the nominal value of 5 pence per share nor more than 105% of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary shares were purchased.

Any purchases would be financed out of distributable profits and the Directors would not make purchases unless the expected effect of the purchase would be to increase the earnings per share of the remaining shares and unless they believed that the purchase would generally be in the best interests of shareholders.

In the event that shares are purchased, they would either be cancelled (and the number of shares in issue would be reduced accordingly) or up to 10% of the ordinary share capital would be retained by the Company as treasury shares. Shares held in treasury could be re-issued to shareholders as part of a scrip dividend scheme subject to the approval of Resolution 2 above.

Recommendation

The Directors consider that all the resolutions to be put to the General Meeting are in the best interests of the Company and its shareholders as a whole. Your Board intends to vote in favour of them and unanimously recommends that you do so as well.

Purchase by the Company of small shareholdings

Subject to the passing of Resolutions 1 and 6 above, the Directors will offer to shareholders with holdings of fewer than 9,000 ordinary shares of 5 pence nominal value after consolidation, the opportunity to sell the entirety of their holding to the Company (the **Offer**). The Company will set up a free postal share dealing service with Capita IRG Trustees Limited whereby members with small shareholdings can, for a limited period only, sell the entirety of their holdings in the Company and the Company will pay any commission due on the transaction. Any shares sold subject to the Offer would be sold at market price on the day that the sale is executed. If the market price exceeds 105% of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the trade, the Company would be unable to purchase the relevant holdings and the shares would be sold on the market.

Full terms and conditions of the Offer, together with the necessary forms and pre-paid envelopes, will be despatched to relevant shareholders in due course. The Offer will only be open to UK resident shareholders who do not hold their shares in CREST.

In the event that shareholders agree to sell their shares to the Company, the shares would either be cancelled (and the number of shares in issue would be reduced accordingly) or up to 10% of the ordinary share capital would be retained by the Company as treasury shares. Shares held in treasury could be re-issued to shareholders as part of a scrip dividend scheme subject to the approval of Resolution 2 above.

The Board believes that the purchase by the Company of shareholdings of fewer than 9,000 ordinary shares of 5 pence nominal value would provide a cost-efficient exit route for those shareholders who wish to sell their shares and also increase the administrative efficiency of the Company.

Yours sincerely,

Greg Hutchings
Chairman

Lupus Capital plc

(**Lupus Capital** or the **Company**)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of Lupus Capital will be held at One Bunhill Row, London, EC1Y 8YY on 11 December 2007 at 11.30 am for the purpose of considering and, if thought fit, passing the following resolutions, of which Resolutions 1, 2, 3 and 4 will be proposed as ordinary resolutions and Resolutions 5, 6 and 7 will be proposed as special resolutions:

1. THAT, in accordance with articles 51 and 52 of the Company's Articles of Association (the **Articles**), the ordinary share capital of the Company, consisting of ordinary shares of 0.5 pence nominal value, be consolidated into ordinary shares of 5 pence nominal value at 5.00 pm on 11 December 2007 (the **Record Date**) on the basis that:

   (A) the issued share capital of 1,372,115,334 ordinary shares of 0.5 pence nominal value be consolidated into 137,211,533 ordinary shares of 5 pence nominal value at the Record Date, whereby each holding of ten ordinary shares of 0.5 pence nominal value be consolidated into one ordinary share of 5 pence nominal value;

   (B) any fractions of the ordinary shares of 5 pence nominal value arising upon the consolidation referred to in 1(A) above shall be aggregated and sold on the market by a person nominated by the Directors, acting as agent for the relevant shareholders and that subject to the passing of Resolution 7 below, the aggregate proceeds shall be retained by the Company;

   (C) the ultimate fraction remaining upon the aggregation referred to in 1(B) above shall be purchased by a person nominated by the Directors and then transferred to the Company upon which the fraction shall be cancelled and the issued share capital of the Company reduced accordingly;

   (D) the authorised but unissued ordinary share capital of 427,884,666 ordinary shares of 0.5 pence nominal value be consolidated into 42,788,466 ordinary shares of 5 pence nominal value at the Record Date, whereby ten ordinary shares of 0.5 pence nominal value be consolidated into one ordinary share of 5 pence nominal value; and

   (E) the fraction of an ordinary share of 5 pence nominal value arising upon the consolidation referred to in 1(D) above shall be cancelled by the Company and the authorised but unissued share capital of the Company reduced accordingly.

2. THAT the Company be authorised pursuant to article 142 of the Articles, to offer holders of ordinary shares the right to elect to receive further shares of that class instead of cash in respect of all or part of dividends declared by the Company within five years of the date of this resolution, if the Company deems it appropriate to offer scrip dividends in relation to a given distribution.

3. THAT the Company may send or supply documents or information to members by making them available on a website or other electronic means.

4. THAT the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the **Act**)) up to an aggregate nominal amount of £2,286,859 provided that this authority shall expire on 11 December 2012, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

5. THAT, subject to the passing of Resolution 4, the Directors be and are hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by Resolution 4 and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Act, as if section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to:

(A) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) and in favour of holders (excluding any holder holding shares as treasury shares) of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them, or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

(B) the allotment (otherwise than pursuant to 5(A) above) of equity securities up to an aggregate nominal value of £343,028,

and shall expire on the earlier of 11 December 2008 or the close of the next Annual General Meeting of the Company save that the Company may make an offer or agreement before such expiry which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

6. THAT, subject to the passing of Resolution 1 above, the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 5 pence nominal value of the Company provided that:

(A) the maximum number of ordinary shares of 5 pence nominal value hereby authorised to be purchased is 20,568,008 (representing 14.99% of the Company's issued ordinary share capital after the consolidation of share capital effected pursuant to Resolution 1 above);

(B) the minimum price, exclusive of any expenses, which may be paid for an ordinary share is 5 pence;

(C) the maximum price, exclusive of any expenses, which may be paid for any such share is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which such share is contracted to be purchased;

(D) any ordinary shares purchased pursuant to this authority shall be cancelled, or, if the Directors so determine, held as treasury shares;

(E) the authority hereby confirmed shall expire on 11 December 2008; and

(F) the Company may make a contract for the purchase of ordinary shares under this authority before the expiry of this authority which would or might be executed wholly or partly after the expiry of such authority, and may make the purchases of ordinary shares in pursuance of such a contract as if such authority had not expired.

7. THAT, notwithstanding article 52 of the Articles, the proceeds of sale arising from the aggregation and sale of the fractional entitlements as referred to in Resolution 1 above, shall be retained by the Company.

By order of the Board

Cavendish Administration Limited
Company Secretary
16 November 2007

Registered Office
Crusader House
145 - 157 St John Street
London
EC1V 4RU

Registered in England and Wales No. 02806007

Notes

1. Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A shareholder may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. A proxy form which may be used to make such appointment and give proxy instructions accompanies this notice. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact Lupus Capital's registrars, Capita Registrars, on 0870 162 3121 or on +44 (0)20 8639 3399 if you are calling from outside the United Kingdom.

2. A pre-paid form of proxy is enclosed. To be valid, forms of proxy (together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such authority) must either be:

   (i) posted using the reply paid service so that the form of proxy and any other relevant document reaches the address on the proxy form (Capita Registrars, Proxies, PO Box 25, Beckenham, Kent, BR3 4BR); or

   (ii) delivered by post or by hand to the offices of Capita Registrars, The Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU,

   by no later than 11.30 am on 9 December 2007.

3. The return of a completed proxy form, other such instrument or any CREST Proxy Instruction (as described in paragraph 10 below) will not prevent a shareholder attending the General Meeting and voting in person if he or she wishes to do so.

4. In the case of a corporation, the form of proxy must be executed under its common seal or the hand of an officer or attorney duly appointed.

5. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a **Nominated Person**) may, under an agreement between him or her and the shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

6. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 and 2 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

7. To be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the Register of Members of the Company at 6 pm on 7 December 2007 (or, in the event of any adjournment, by no later than 48 hours before the time of the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

8. As at 16 November 2007 (being the last business day prior to the publication of this notice) the Company's issued share capital consists of 1,372,115,334 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 16 November 2007 are 1,372,115,334.

9. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

10. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a **CREST Proxy Instruction**) must be properly authenticated in accordance with Euroclear's specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent, Capita Registrars (ID RA10) by 11.30 am on 9 December 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11. CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

12. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Notification of Interests

LUPUS CAPITAL

10 April 2006

SCHEDULE 10 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Lupus Capital plc

2) Name of shareholder having a major interest
Polar Capital Partners

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
The shareholder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Goldman Sachs International Nominees Ltd.

5) Number of shares/amount of stock acquired
23,571,428

6) Percentage of issued class
3.8%

7) Number of shares/amount of stock disposed
-

8) Percentage of issued class
-

9) Class of security
Ordinary shares of 0.5p

10) Date of transaction
4 April 2006 (subject to verification)

11) Date company informed
6 April 2006

12) Total holding following this notification
23,571,428

13) Total percentage holding of issued class following this notification
3.8%

14) Any additional information
-

15) Name of contact and telephone number for queries
J.L. Luetchford 0207-490-4355

10 April 2006

16) Name of authorised company official responsible for making this notification
J.L. Luetchford

Date of notification 10 April 2006

---END OF MESSAGE---

Notification of Interests

LUPUS CAPITAL

10 April 2006

RECEIVED

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
Lupus Capital plc

2) Name of director
D Mulhall

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.
The shareholder named in 2 Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
D Mulhall

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Purchases in the Placing and Open Offer in connection with the acquisition of the Schlegel building products business

7) Number of shares/amount of stock acquired
1,950,000

8) Percentage of issued class
0.31%

9) Number of shares/amount of stock disposed
-

10) Percentage of issued class
-

11) Class of security
Ordinary shares of 0.5p

12) Price per share
14.0p

13) Date of transaction
4 April 2006

14) Date company informed
6 April 2006

10 April 2006

15) Total holding following this notification
4,750,000

16) Total percentage holding of issued class following this notification
0.77%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information
None

24) Name of contact and telephone number for queries
J.L. Luetchford 0207-490-4355

25) Name and signature of authorised company official responsible for making this notification
J.L. Luetchford

Date of Notification: 10 April 2006

---END OF MESSAGE---

Notification of Interests

LUPUS CAPITAL

10 April 2006

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
Lupus Capital plc

2) Name of director
FAG Hoad

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.
The shareholder named in 2 Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
FAG Hoad

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Purchases in the Placing and Open Offer in connection with the acquisition of the Schlegel building products business

7) Number of shares/amount of stock acquired
208,333

8) Percentage of issued class
0.034%

9) Number of shares/amount of stock disposed
-

10) Percentage of issued class
-

11) Class of security
Ordinary shares of 0.5p

12) Price per share
14.0p

13) Date of transaction
4 April 2006

14) Date company informed
6 April 2006

10 April 2006

15) Total holding following this notification
533,333

16) Total percentage holding of issued class following this notification
0.087%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information
None

24) Name of contact and telephone number for queries
J.L. Luetchford 0207-490-4355

25) Name and signature of authorised company official responsible for making this notification
J.L. Luetchford

Date of Notification: 10 April 2006

---END OF MESSAGE---

Notification of Interests

LUPUS CAPITAL

10 April 2006

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
Lupus Capital plc

2) Name of director
G Hutchings

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.
The shareholder named in 2 Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
G Hutchings

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Purchases in the Placing and Open Offer in connection with the acquisition of the Schlegel building products business

7) Number of shares/amount of stock acquired
7,916,666

8) Percentage of issued class
1.28%

9) Number of shares/amount of stock disposed
-

10) Percentage of issued class
-

11) Class of security
Ordinary shares of 0.5p

12) Price per share
14.0p

13) Date of transaction
4 April 2006

14) Date company informed
6 April 2006

10 April 2006

15) Total holding following this notification
31,666,666

16) Total percentage holding of issued class following this notification
5.14%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information
None

24) Name of contact and telephone number for queries
J.L. Luetchford 0207-490-4355

25) Name and signature of authorised company official responsible for making this notification
J.L. Luetchford

Date of Notification: 10 April 2006

---END OF MESSAGE---

Notification of Interests

LUPUS CAPITAL

10 April 2006

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
Lupus Capital plc

2) Name of director
RH Tate

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.
The shareholder named in 2 Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
RH Tate

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Purchases in the Placing and Open Offer in connection with the acquisition of the Schlegel building products business

7) Number of shares/amount of stock acquired
303,571

8) Percentage of issued class
0.049%

9) Number of shares/amount of stock disposed
-

10) Percentage of issued class
-

11) Class of security
Ordinary shares of 0.5p

12) Price per share
14.0p

13) Date of transaction
4 April 2006

14) Date company informed
6 April 2006

10 April 2006

15) Total holding following this notification
463,919

16) Total percentage holding of issued class following this notification
0.075%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information
None

24) Name of contact and telephone number for queries
J.L. Luetchford 0207-490-4355

25) Name and signature of authorised company official responsible for making this notification
J.L. Luetchford

Date of Notification: 10 April 2006

---END OF MESSAGE---

LUPUS CAPITAL

23 April 2007

Lupus Capital plc

Director / PDMR Shareholding

Lupus Capital plc confirms that the following purchase of ordinary shares in the Company were made by directors in the Placing and Open Offer on 19 April 2007:

Mr Hutchings purchased 10,706,666 shares and now holds 37,473,332 shares (2.73% of the enlarged share capital)

Mr Mulhall purchased 1,900,000 shares and now holds 6,650,000 shares (0.48% of the enlarged share capital).

Mr Tate purchased 80,000 shares and now holds 676,417 shares (0.049% of the enlarged share capital).

All these transactions were effected at the price of 18p per share.

Ends.

LUPUS CAPITAL

10 July 2007

Lupus Capital plc

Director / PDMR Shareholding

Lupus Capital plc (the "Company") today received notice that 12,156,157 ordinary shares in the Company (the "Transferring Shares") held by The Lupus Employee Share Ownership Trust (the "LESOT") have today been transferred to Alliance Trust Pension Limited as trustee of the "Alliance Trust Personal Pension Plan - G F Hutchings" ("Alliance") (the "Transfer").

The LESOT had given an undertaking to HSBC Bank plc ("HSBC") not to sell any of its shares in the Company until 26 September 2007. HSBC has consented to the Transfer and Alliance has entered into a substantially identical undertaking.

Greg Hutchings, Chairman of the Company, is now the beneficial owner of the Transferring Shares. Following the Transfer, Mr Hutching's interest in the share capital of the Company has increased to 49,629,489 ordinary shares (3.62% of the existing issued share capital of the Company).

The Transfer was effected at a price of 18.25p per share.

Ends.

Pre Close Trading Statement

LUPUS CAPITAL

10 January 2007

Lupus is pleased to report that it anticipates a record set of results for the year ended December 31, 2006 together with the successful integration of Schlegel Building Products, which was acquired on April 4, 2006. As a consequence, profits, earnings, cash generation and dividends are all likely to exceed analysts' expectations.

Gall Thomson Environmental, which operates primarily in the oil and gas sector, has had its best ever year, surpassing 2005 in sales, profits, cash generation and also return on capital employed. The year end order book, comprising both marine and industrial breakaway couplings, is at an all time high which bodes well for 2007.

The nine month contribution from the acquisition of Schlegel has been very positive. The management has responded well both to the change of ownership and new direction and has improved on key performance indicators over 2005. New customers have been won, productivity has improved, prices have been raised to compensate for raw material inputs, sales have been refocused into higher margin customers, financial controls have been tightened and action from exhaustive analysis has yielded higher gross margins. The global market for housing has been generally satisfactory with the long term worldwide trend being upwards.

As an international business with activities across three continents we have a limited exposure to both Dollar currency and the current US new build housing market difficulties where we have taken action to mitigate any effects. 2006 has seen many exciting changes to Schlegel, which has produced increased profitability over the previous year and which we hope to build on.

On the corporate front:

A comprehensive tax review is being undertaken with the expected outcome that our worldwide group cash tax rate should decline from an anticipated 38 per cent band previously planned. We continue to seek the development of Lupus through both organic growth and selective acquisitions.

The excellent cash generation from both our businesses has enabled Lupus to reduce the net debt taken on to buy Schlegel at a speed quicker than originally envisaged. It will also provide funds to increase our dividend to shareholders for the 2006 year at a higher rate than forecast at the time of the Schlegel acquisition. This is likely to be a recommendation of at least a 20 per cent increase over the .410p net dividend for the 2005 year.

Record order books at Gall Thomson together with a 12 month contribution from the global activities of Schlegel, rather than nine months in 2006, enable us to enter 2007 with optimism.

We look forward to another year of growth and development of Lupus Capital Plc.

Enquiries to:

Greg Hutchings 020 7976 8000

Alan Frame 020 7405 7777

Official List Notice

Official List

04 April 2006

NOTICE OF CANCELLATION OF LISTING FROM THE OFFICIAL LIST

CANCELLATION

Lupus Capital PLC

The Financial Services Authority ('the FSA ') cancels the securities set out below from the Official List effective from 4/04/2006 8:00 AM at the request of the company:

Ordinary Shares of 0.5p each fully paid	(0-242-404)(GB0002424041)

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 Option 3.

Notes

Notices issued by the FSA in respect of cancellation of securities from the Official List must be read in conjunction with notices issued by the London Stock Exchange in respect of cancellation of securities from trading on its markets.

SEDOL numbers which are allocated by the London Stock Exchange as a Stock Exchange identifier may be found on their cancellation notice.

LUPUS CAPITAL

14 March 2007

Lupus Capital plc

Request for Suspension

The Board of Lupus has noted press reports today and confirms that it is in discussions concerning a potential acquisition, which if completed, would be classified as a reverse take-over under the AIM rules.

Accordingly, Lupus has requested a suspension of the trading of its ordinary shares on AIM. The suspension will continue pending the publication of a Prospectus in relation to the transaction or in the event that discussions are terminated an announcement to that effect.

Discussions are continuing and there can be no certainty that any acquisition will be completed. If the acquisition proceeds it will be financed in part by a significant equity issue in excess of the current market capitalisation of Lupus.

A further announcement will be made as and when appropriate

Ends.

LUPUS CAPITAL

27 July 2007

LUPUS CAPITAL PLC

LUPUS TRADING UPDATE FOR 6 MONTHS TO 30 JUNE 2007

Lupus is pleased to report that the group is trading in line with expectations.

Gall Thomson, the manufacturer of breakaway couplings, has enjoyed buoyant markets in the first six months of 2007 and is expected to deliver record performance both in sales, profits and cash generation.

Schlegel, a leader in the global manufacture and marketing of door and window seals, has produced good results leading on from the operational initiatives that were taken following its acquisition in April 2006.

Schlegel US is now being combined with the US door and window seal division of Laird Group under a single management team to increase their prospects and profitability. Many synergies will follow which will include a fully comprehensive product range for their customers, greater purchasing power for raw material sourcing, operational cost savings, the closure of one manufacturing facility and increased product development.

Schlegel (non US) continues to thrive with good growth coming from the European markets of Germany, Spain, UK and Eastern areas. The management of Linear, the Laird UK seals company, has now been taken on by our Schlegel team which has produced many cost saving opportunities resulting from optimising production allocation between countries and also improving customer service.

Laird Security Systems, a division acquired from the Laird Group on 27 April 2007, is a manufacturer of products such as locks, handles, hinges and balances for the US and UK door and window industry. Sales are approximately 60 per cent to the refurbishment/remodelling (RMI) market and the remainder to new build.

RMI has been steady throughout the world in contrast to the US new build market, which is subject to lower housing starts and completions. Cost reductions, improved marketing and careful control of working capital have been necessary in order to retain an acceptable level of profitability in the US. In the UK, where the market is stronger, there are also many opportunities for similar actions.

Input prices for raw materials are still high, although more stable than a year ago. The dollar/pound exchange rate at over 2 is not favourable when converting US profits. At the corporate level, however, the currency exposure has been mitigated by designating a substantial portion of the debt taken on for the LSS acquisition in US dollars. We continue to examine ways to optimise our worldwide tax position and expect some success in achieving this.

Overall, we feel optimistic about the progress and prospects for the group and we look forward to another period of strong performance and the further development of Lupus Capital plc.

Enquiries to:

Greg Hutchings	020 7976 8000
Alan Frame	020 7405 7777
Nick Donald (HSBC - Nomad)	020 7991 8888

Press Release

LUPUS CAPITAL

1 February 2006

For immediate release

1 February 2006

Lupus Capital plc ('Lupus' or the 'Company')

Response to press speculation

The Board of Lupus has noted today's press speculation and confirms that it is in discussions concerning a potential acquisition.

Discussions are ongoing and there can be no certainty that any acquisition will be completed. If the potential acquisition proceeds it will be financed in part by a significant equity issue in excess of the current market capitalisation of Lupus.

A further announcement will be made as and when appropriate.

Enquiries:

Alan Frame (Equity Development)
0207 405 7777
07850 944187

Nick Donald (HSBC)
0207 992 2151

Press Release

LUPUS CAPITAL

3 February 2006

Temporary suspension of listing

Lupus Capital plc ('Lupus')

Further to its announcement of 1 February 2006, Lupus has requested a suspension of the trading of its ordinary shares as the potential acquisition, if completed, would be classified as a reverse takeover under the Listing Rules.

The suspension will continue pending the publication of a listing document in relation to the transaction or in the event that discussions are terminated an announcement to that effect.

Alan Frame (Equity Development)

0207 405 7777

Nick Donald (HSBC)

0207 992 2151

Lupus Capital plc

Lupus Capital plc announces its unaudited preliminary results for the year ended 31 December 2005

Highlights:

- Proposed major acquisition for £84 million
- Sales increase of over 13%
- £3.176 million pre tax profits, up almost 7%
- 0.41p dividend per share in respect of the year, up over 5%
- continued strong cash generation

For further information please contact:

Alan Frame
Equity Development
Telephone 020 7405 7777

Listed on the London Stock Exchange and classified under "Speciality and other finance"

CHAIRMAN'S STATEMENT

Dear Shareholder,

I am very pleased to announce the proposed acquisition of Schlegel, an international door and window seal manufacturer for £84 million for which we will be holding an EGM on 29 March 2006. Full details are enclosed in the prospectus that is being published on 6 March.

It is also very satisfying to be able to report to you an outstanding year for your company in relation to our existing business. Sales were up 13.2% to £7.479 million (2004: £6.607 million) and adjusted pre-tax profits increased 6.8% to £3.176 million (2004: £2.974 million) before goodwill, the lesot charge and exceptional items. On an unadjusted basis for the above items the reported pre-tax result for 2004 was a loss of £5.050 million.

A growing dividend has also been one of our objectives and we have been able, yet again, to achieve this with a series of proposed dividends.

We are recommending a final dividend for 2005 of 0.278p (*2004:* 0.264p) which is an increase of over 5%. This final dividend will be paid to shareholders following the AGM, which we expect to hold in May 2006.

We also intend to pay a special interim dividend of 0.114p per Ordinary Share in respect of the quarter ending 31 March 2006 to shareholders on the register on 31 March 2006. This special interim dividend will be paid to shareholders on 21 April 2006.

In addition we expect to pay, firstly, a further interim dividend of 0.049p for the first half of 2006. These two interims for existing shareholders will make a total dividend for the first half of 2006 of 0.163p (0.132p) up 23% from the 2005 first half. Secondly, we are planning a final dividend for the six months ending 31 December 2006 of 0.292p (2005: 0.278p).

Thus we expect, in the absence of unforeseen circumstances, to declare dividends (including the special interim dividend) for the financial year ending 31 December 2006 totalling 0.455p. This is equivalent to a dividend yield of 3.25 per cent at the issue price of the shares for the acquisition and will mean an increase for existing shareholders of almost 11 per cent over the level of 2005 dividends. It is the intention of the Board to maintain a progressive dividend policy in the future.

We are very excited about the progress that we are making with your company. Our results are good, backed up by strong cash generation and a progressive dividend policy. The acquisition of Schlegel, a leading building products manufacturer, is yet another step in creating a successful growing international business in line with our strategy of developing Lupus Capital plc.

Yours sincerely,

Greg Hutchings
3 March 2006

The preliminary announcement was approved by the Board on 3 March 2006.

Group Income Statement
For the year ended 31 December 2005

	Note	2005 £'000 **Unaudited**	2004* £'000 Audited
Revenue	3	**7,479**	6,607
Cost of sales		**(2,213)**	(1,838)
Gross profit		**5,266**	4,769
Administrative expenses			
- administrative expenses	3	**(2,180)**	(1,822)
- lesot charge	3	**-**	(6,715)
- exceptional restructuring costs		**-**	(1,309)
Total administrative expenses		**(2,180)**	(9,846)
Operating profit/(loss)	3	**3,086**	(5,077)
Interest receivable and similar income	5	**316**	251
Interest payable and similar charges	5	**(226)**	(224)
Profit/(loss) on ordinary activities before taxation		**3,176**	(5,050)
Taxation	6	**(1,025)**	(538)
Profit/(loss) on ordinary activities attributable to shareholders of the company		**2,151**	(5,588)
Earnings/(loss) per share – basic and diluted	8	**0.90p**	(2.49p)

*restated under IFRS (see notes 2 and 24)

There were no recognised income and expense other than the profit for the year.

All results relate to continuing operations.

Group balance sheet
As at 31 December 2005

	Note	2005 £'000 Unaudited	2004* £'000 Audited
Non-current assets			
Intangible assets	9	**11,421**	11,421
Property, plant and equipment	10	**443**	396
		11,864	11,817
Current assets			
Inventories	11	**331**	251
Trade and other receivables	12	**2,965**	2,323
Cash and cash equivalents	19	**2,654**	1,649
		5,950	4,223
		17,814	16,040
Current liabilities			
Finance lease obligations		**(1)**	-
Current tax		**(718)**	(518)
Trade and other payables	13	**(1,196)**	(854)
		(1,915)	(1,372)
Non-current liabilities			
Finance lease obligations	14	**(2)**	-
Deferred tax	14	**(19)**	-
		(21)	-
Net assets		**15,878**	14,668
Capital and reserves			
Called up share capital	17	**1,188**	1,188
Merger reserve	18	**10,389**	10,389
Lesot reserve	18	**-**	(8,201)
Profit and loss account	18	**4,301**	11,292
Shareholders' funds		**15,878**	14,668

*restated under IFRS (see notes 2 and 24)

Group Statement of Changes in Equity
For the year ended 31 December 2005

	Note	2005 £'000 Unaudited	2004* £'000 Audited
Opening equity	*18*	**14,668**	13,161
Profit/(loss) for the financial year	*18*	**2,151**	(5,588)
Lesot cost included in loss for the year		-	6,715
Shares issued net of costs		-	1,231
Dividends paid or legally committed to be paid on ordinary shares	*18*	**(941)**	(851)
Closing equity		**15,878**	14,668

*restated under IFRS (see note 24)

Group cash flow statement
For the year ended 31 December 2005

	2005 £'000 **Unaudited**	2004* £'000 Audited
Cash flows from operating activities		
Operating profit/(loss)	**3,086**	(5,077)
Depreciation	**58**	55
Movement in inventories	**(80)**	-
Movement in receivables	**(642)**	548
Movement in payables	**342**	(575)
Lesot cost included in operating loss	**-**	6,715
Interest received	**316**	252
Interest paid	**(226)**	(221)
UK corporation tax paid	**(806)**	(489)
Net cash inflow from operating activities	**2,048**	1,208
Investing activities		
Property, plant and equipment	**(102)**	(36)
Net cash outflow from investing activities	**(102)**	(36)
Financing		
Issue of shares net of costs	**-**	1,231
Equity dividends paid	**(941)**	(851)
Net cash (outflow)/inflow from financing activities	**(941)**	380
Increase in cash and cash equivalents	**1,005**	1,552

*restated under IFRS (see note 24)

Notes to the accounts

1. Accounting policies

1.1 Going concern basis

The financial statements have been prepared on the going concern basis.

1.2 Accounting convention

The financial statements have been prepared on a historical cost basis in accordance with applicable International Financial Reporting Standards (IFRS) as adopted by the EU and with IFRS1 "First time adoption of International Financial Reporting Standards". The comparative information for the year ended 31 December 2004 was previously reported under applicable UK accounting standards (UK GAAP) and has been restated where necessary. The relevant changes of accounting policies are as follows:

(a) *Goodwill*
The previous requirement to amortise goodwill is replaced by an impairment review of goodwill based upon the value of the Company's investments. The directors have conducted an impairment review and have concluded that the value at which Gall Thomson Environmental Limited (Gall Thomson) was stated in the Company's balance sheet at 1 January 2004 and the value at which KLAW Products Limited was stated in the balance sheet of Gall Thomson at 1 January 2004 are not greater than the realisable values of those investments. Therefore the carrying value of goodwill is the value as at 1 January 2004 and no further provision has been made against that value.

(b) *Dividends*
Dividends payable are no longer recorded as liabilities until a legal requirement to pay them has arisen. As explained in note 7 below, payment of the final dividend for the year 2004 did not become a legal obligation of the Company until after 30 June 2005. Therefore this dividend is added back to the shareholders' funds previously shown as at 31 December 2004 and is not deducted from shareholders' funds as at 30 June 2005. During the comparative period ended on 30 June 2004, the final dividend for the year ended 31 December 2003 had become a legal obligation of the Company, having been approved by shareholders at the AGM in May 2004 (although it had not yet been paid in cash).

The financial effects of these changes upon the results for the year ended 31 December 2004 are set out in note 2 below.

1.3 Basis of consolidation

The Group financial statements consolidate those of the Company and its subsidiary undertakings (see note 13) drawn up to 31 December each year.

1.4 Revenue

Revenue represents the value of work completed for customers during the year net of VAT.

1.5 Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand as well as short-term highly liquid investments such as money market instruments and bank deposits. Money market instruments are financial assets carried at fair value through profit or loss.

1.6 Financial instruments

Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Trade payables are stated at their nominal amount.

1.7 Bank borrowings

Interest bearing bank loans and overdrafts are recorded at the proceeds received. All borrowing costs are expensed as incurred, on an accruals basis, to the Group income statement using the effective interest rate method.

1.8 Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation. Depreciation is provided on all assets except freehold land at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its expected useful life, at the following annual rates:

Freehold buildings	2%
Plant and machinery	15% to 25%
Motor vehicles	20% to 25%

The carrying values of tangible fixed assets are reviewed for impairment periodically if events or changes in circumstances indicate that the carrying value may not be recoverable.

1.9 Leasing

Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

1.10 Inventories

Inventories were valued at the lower of cost and net realisable value. Cost is determined on a purchase cost basis. Work-in-progress includes materials and labour costs and an appropriate proportion of overheads incurred on uncompleted contracts at the year end.

1.11 Pensions

The Group operates defined contribution pension schemes within Gall Thomson Environmental Limited. Contributions are charged to the profit and loss account as incurred.

1.12 Deferred taxation

Income tax expense represents the sum of the current tax and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates enacted at the balance sheet dates and that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

1.13 Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the Group income statement.

1.14 Share-based employee remuneration

All share-based payment arrangements are recognised in the consolidated financial statements. The group operates an equity-settled share-based remuneration plan for remuneration of its employees.

All employee services received in exchange for the grant of any share-based remuneration are measured at their fair values. These are indirectly determined by reference to the fair value of the share options awarded. Their value is appraised at the grant date and excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets).

All share-based remuneration is ultimately recognised as an expense in profit or loss with a corresponding credit to additional paid-in capital, net of deferred tax where applicable. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.

Upon exercise of share options, the proceeds received net of any directly attributable costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded as share premium.

2. Reconciliation of effect of adoption of IFRS

The restatements required by the changes in accounting policy, as set out in note 1 above, are as follows:

(a) Loss after taxation

	Year ended 31 December 2004 £'000
Loss for the financial year, as previously stated under UK GAAP	(6,328)
Amortisation of goodwill written back	740
As reported under IFRS	(5,588)

(b) Net assets

	At 1 January 2005 (unaudited) £'000	At 1 January 2004 (unaudited) £'000
Opening net assets, as previously stated under UK GAAP	13,301	12,610
Proposed dividends written back	627	551
Amortisation of goodwill added back	740	-
As reported under IFRS	14,668	13,161

3. Revenue and operating profit

Revenue is attributable to the continuing operations of Gall Thomson Environmental Limited and its subsidiary, stated net of VAT. All revenue is based in the United Kingdom and is related to oil services.

	2005	2004
	£'000	£'000
Revenue	7,479	6,607
Cost of sales	(2,213)	(1,838)
Gross profit	5,266	4,769
Administrative expenses	(2,180)	(3,131)
Operating profit, before lesot charge	3,086	1,638
Lesot charge	-	(6,715)
Operating profit/(loss)	3,086	(5,077)

Revenue by destination

	2005	2004
	£'000	£'000
United Kingdom	990	622
Other European countries	3,839	2,049
North America	908	594
South America	388	141
Africa	39	161
Middle East	706	1,971
Asia Pacific	609	1,069
Total	7,479	6,607

Operating profit is stated after charging

	2005	2004
	£'000	£'000
Depreciation of property, plant and equipment - owned assets	58	55
Operating lease rentals - land and buildings	86	84
Auditors' remuneration - audit services	36	19
Auditors' remuneration - other services	14	8
Foreign exchange (profit)/loss	(39)	29

The other services provided by the auditors related to the provision of taxation services which the directors consider it cost effective for the auditors to provide.

Segmental analysis

All profits, losses and net assets in the year ended 31 December 2005 and 31 December 2004 were attributable to oil services, which are deemed to be continuing activities.

4. Employees

Number of employees

The average monthly number of employees (including directors) of the Group during the financial year was:

	2005 Number	2004 Number
Administration	**15**	16
Operations	**18**	16
	33	32

Employment costs

Employment costs of these employees during the year were as follows:

	2005 £'000	2004 £'000
Wages and salaries	**1,565**	1,310
Social Security costs	**192**	158
Other pension costs	**85**	83
	1,842	1,551

5. Interest receivable and payable

	2005 £'000	2004 £'000
Bank interest receivable	**316**	251
Interest payable on bank overdraft	**(226)**	(224)
	90	27

6. Taxation

a). Factors affecting the tax charge in the year:
The tax assessed for the year differs from the standard rate of tax in the UK (30%). The differences are explained below:

	2005 £'000	2004 £'000
Profit/(loss) from ordinary activities before taxation	**3,176**	(5,050)
Rate of corporation tax in the UK of 30% (2004: 30%)	**952**	(1,515)
Effects of:		
Expenses not deductible for tax purposes:		
Charge in respect of transfer of shares to lesot	**-**	2,014
Legal charges in respect of share issues	**-**	63
Other items	**42**	2
Capital allowances in advance of depreciation	**12**	(3)

Other timing differences	**19**	(69)
Corporation tax rate difference	**-**	(8)
Offset of Advanced Corporation Tax	**-**	(5)
Adjustment in respect of prior periods	**-**	59
Current tax for the year	**1,025**	538
Comprising:		
Current tax expense	**1,006**	539
Deferred tax expense	**19**	(1)
	1,025	538

b). Factors that may affect future tax charges:

There are estimated tax losses of £11,954,000 (*2004: £11,954,000*) within the Group, comprising capital losses of £6,760,000 and other tax losses of £5,194,000. As the future use of these losses is uncertain, in accordance with the Group's accounting policy no deferred tax asset has been recognised in respect of them.

The amounts of deferred tax not recognised are as follows:

	2005 £'000	2004 £'000
Tax losses	**(1,558)**	(1,558)
Capital losses	**(2,028)**	(2,028)
Other short term timing differences		-
	(3,586)	(3,586)

7. Dividends

	2005 £'000	2004 £'000
Dividends reflected in the financial statements:		
Interim dividend at 0.132p per share (2004: 0.126p)	**314**	300
Final dividend paid for the year 2004 at 0.264p (2003: 0.25p)	**627**	551
	941	851
Dividends not reflected in the financial statements:		
Proposed final dividend for the year 2005 at 0.278p per share (2004: 0.264p)	**661**	627

8. Earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the profit/(loss) after taxation for the financial year and on a weighted average number of shares in issue during the year of 237,696,286 ordinary shares of 0.5p (*2004: weighted average 224,306,337*). There are no dilutive instruments in issue.

9. Intangible fixed assets

Intangible fixed assets comprise goodwill arising on consolidation of Gall Thomson Environmental and based upon the value of the Company's investment.

	Goodwill arising on consolidation £'000
Net book value, as restated under IFRS	
At 1 January 2005 and at 31 December 2005	11,421

All goodwill relates to the ongoing business stream in Gall Thomson Environmental and the single activity of the Group. The recoverable amount was determined on its value in use calculation using a detailed three year forecast followed by an extrapolation of expected cash flows at the growth rates below:

	2005	2004
Growth rates	**0%**	0%
Discount rate	**5.7%**	5.7%

The key assumptions for the business include stable operating margins, based on past experience.

10. Property, plant and equipment

	Freehold land and buildings £'000	Plant and machinery £'000	Motor vehicles £'000	Total £'000
Gross carrying amount	207	424	8	639
Accumulated depreciation and impairment	(34)	(182)	(8)	(224)
Carrying amount 1 January 2004	173	242	-	415
Gross carrying amount	207	460	8	675
Accumulated depreciation and impairment	(39)	(232)	(8)	(279)
Carrying amount 31 December 2004	168	228	-	396
Gross carrying amount	292	477	11	780
Accumulated depreciation and impairment	(45)	(284)	(8)	(337)
Carrying amount 31 December 2005	**247**	**193**	**3**	**443**

The carrying amounts of property, plant and equipment for the period presented in the Group financial statements as at 31 December 2005 are reconciled as follows:

	Freehold land and Buildings £'000	Plant And Machinery £'000	Motor vehicles £'000	Total £'000
Carrying amount 1 January 2004	173	242	-	415
Additions	-	36	-	36
Depreciation	(5)	(50)	-	(55)
Carrying amount 31 December 2004	168	228	-	396
Additions	85	17	3	105
Depreciation	(6)	(52)	-	(58)
Carrying amount 31 December 2005	**247**	**193**	**3**	**443**

11. Inventories

	2005 £'000	2004 £'000
Raw materials and consumables	**194**	121
Work-in-progress	**125**	116
Finished goods	**12**	14
	331	251

12. Trade and other receivables

	2005 £'000	2004 £'000
Trade receivables	**2,812**	2,114
Other receivables	**91**	90
Prepayments and accrued income	**62**	119
	2,965	2,323

13. Trade and other payables

	2005 £'000	2004 £'000
Trade payables	**307**	224
Other taxes and social security costs	**102**	51
Accruals and deferred income	**787**	579
	1,196	854

14. Non-current liabilities

	2005 £'000	2004 £'000

Finance lease obligations	**2**	-
Deferred taxation	**19**	-
	21	-

15. Borrowings

The Group has an overdraft facility of £100,000, which falls due for renewal on 31 October 2006. No use has been made of gearing during 2005 to sustain the Group's operations.

16. Financial instruments: risk profile

The Group's principal financial instruments have comprised bank loans, finance leases and hire purchase contracts, and cash and short-term deposits. The Group has various other financial instruments such as trade debtors and trade creditors that arise directly from its operations. No trading in financial instruments is undertaken.

The Board reviews and agrees policies for managing each financial instrument risk and they are summarised below. The disclosures in this note exclude information relating to short-term Debtors and creditors, except relating to credit risk and foreign currency risk.

Credit risk

The group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds is limited because the counterparties are reputable international banks.

Liquidity risk

During the year ended 31 December 2005 the Group operated without borrowings. The Board continues to keep the liquidity position under review.

Interest rate risk profile of financial liabilities

The Group had an overdraft facility, but this was not used for borrowing purposes, as described in note 15 above. No balance was outstanding at 31 December 2005 (2004: £Nil).

Interest rate risk of financial assets

The Board periodically reviews any exposure the Group may have to interest rate fluctuations. The weighted average interest rate received on deposited funds was 4.07% during the year.

Foreign currency risk

The Group's subsidiary, Gall Thomson Environmental, conducts part of its business in US dollars. Gall Thomson Environmental held the following balances denominated in US dollars as at 31 December:

	2005 **£'000**	2004 £'000
Debtors	**436**	398
Cash	**45**	36
Creditors	**(30)**	(26)

The Group keeps under review the extent of its exposure to currency fluctuations.

Fair values
The directors consider there to be no material difference between the book value and fair value of the Group's financial instruments in either financial year.

17. Share capital

	2005 £'000	2004 £'000
Authorised:		
500,000,000 (2004: 500,000,000) Ordinary shares of 0.5 pence each	**2,500**	2,500
Allotted, called up and fully paid:		
237,696,286 (2004: 237,696,286) Ordinary shares of 0.5 pence each	**1,188**	1,188

47,539,257 ordinary shares are held by the trustees of the Lupus Employee Share Ownership Trust ("the lesot") under the employee incentive arrangements described in the circular dated 21 January 2004 and approved by shareholders on 16 February 2004. The lesot subscribed for the shares in cash at a price of 17.25p per share using funds contributed to the lesot by the Company.

The issue of the shares to the lesot gave rise to an additional £237,696 of paid up share capital and £7,962,826 of share premium, offset by a charge to the reserves of £8,200,522. There was no change to the net assets of the Company as a result of the share issue. However, there was a reduction of £8,200,522 in the distributable reserves, which would have impeded the Company's ability to pay dividends. An extraordinary general meeting of shareholders on 24 May 2005 approved a reduction of the entire share premium account to create a reserve to offset the deficit on distributable reserves. The approval of the Court was also obtained and the share premium account was reduced accordingly.

The Company requested the trustees of the lesot to hold the shares for the benefit of the family of Greg Hutchings, executive chairman of the Company. On 31 December 2005 that request became unconditional, since Mr Hutchings was still employed by the Company at that date.

Contingent rights to the allotment of shares
At 31 December 2005 there were 714,285 contingent rights to the allotment of shares, in respect of options granted to Mr Hutchings under the EMI scheme. The shares held by the lesot are available to satisfy these contingent rights.

18. Movements on share capital and reserves

	Share Capital £'000	Share Premium Account £'000	Merger Reserve £'000	Lesot Reserve £'000	Profit and loss Account £'000	Total £'000
At 1 January 2004	864	4,709	10,389	-	(2,801)	13,161
Shares issued net of costs	86	1,145	-	-	-	1,231
Lesot share issue	238	7,963	-	(8,201)	-	-

Capital reorganisation	-	(13,817)	-	-	13,817	-
Loss for the year	-	-	-	-	(5,588)	(5,588)
Lesot cost included in loss for the year	-	-	-	-	6,715	6,715
Dividends	-	-	-	-	(851)	(851)
At 1 January 2005	1,188	-	10,389	(8,201)	11,292	14,668
Lesot share issue	-	-	-	8,201	(8,201)	-
Profit for the year	-	-	-	-	2,151	2,151
Dividends paid	-	-	-	-	(941)	(941)
At 31 December 2005	**1,188**	-	**10,389**	-	**4,301**	**15,878**

The cost of lesot shares is no longer identified separately in the reserves, reflecting the fact that the residual element of control on the part of the Company has ceased to be effective.

Included within the profit and loss account above, is £96,000, which represents an amount transferred to a Special Reserve within the accounts of a subsidiary company under the terms of a Court Order on a reduction in share capital of that company.

19. Cash and cash equivalents

	1 January 2005 £'000	**Cash flow £'000**	**31 December 2005 £'000**
Cash at bank and in hand	1,649	1,005	2,654

20. Contingent liabilities

The Group's banking arrangements include a cross corporate guarantee for bank overdrafts and borrowings of all group undertakings, which are included within set-off arrangements. At 31 December 2005, the Group had overdraft facilities available to it of £100,000, none of which was utilised.

21. Financial commitments

The Group had future annual lease commitments under non-cancellable operating leases as at 31 December as follows:

	Land and buildings	
	2005	2004
	£'000	£'000
Expiry date:		
Within one year	**62**	-
Between one and five years	**8**	84
Present value of minimum lease payments	**69**	81

22. Investments in subsidiaries

Details of the principal subsidiaries of the Group, all of which are wholly owned, incorporated and operate in England, are as follows:

	Nature of business
Gall Thomson Environmental Limited	Oil services
KLAW Products Limited*	Industrial couplings
Octroi Group Limited	Investment company
Lupus Capital Management Limited	Management services

*held by a subsidiary

23. Annual report

Copies of the annual report and accounts will be sent to shareholders in the near future and will be obtainable from the Company's head office at 85 Buckingham Gate, London SW1E 6PD and from the Company's website www.lupuscapital.co.uk.

24. Status of this report

The financial information set out in the announcement, which was approved by the Board of Directors on 2 March 2006, is unaudited and does not constitute the Company's statutory accounts for the years ended 31 December 2004 or 2005. The financial information for the year ended 31 December 2004 is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies, as subsequently restated under IFRS. The auditors reported on those accounts: their report was unqualified and did not include a statement under Section 237(2) or 237(3) of the Companies Act 1985. The statutory accounts for the year ended 31 December 2005 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's annual general meeting.

REG-Schroders PLC SAR 3 - Lupus Cap Replacement
Released: 31/03/2006

RNS Number:7811A
Schroders PLC
31 March 2006

Replacement Announcement - Lupus Capital PLC

The issuer advises that the "SAR 3 - Lupus Capital Plc" announcement released on 31 March 2006 at 11.36 under RNS Number 7613A was disclosed in error. Our current holding of 35,714,285 shares represents 6.650% of the issued capital.

This information is provided by RNS
The company news service from the London Stock Exchange

END

SADAKDKQNBKDNNN

Press Release

LUPUS CAPITAL

4 April 2006

Lupus Capital plc ('Lupus' or the 'Company')

Further to the announcement made on 29 March 2006, Lupus today completed the acquisition of the Schlegel building products business and accordingly the Company's listing on the Official List was cancelled with effect from 8 a.m. this morning and the enlarged issued share capital of the Company was simultaneously admitted to trading on AIM.

End of message

Press Release

LUPUS CAPITAL

19 July 2006

Lupus Trading Update

Lupus is pleased to report that the company is progressing very well in all areas.

For the first half year to June 30, 2006 Gall Thomson had record order books, produced growing profits over last year and continues to deliver commendable cash generation. Its market remains buoyant.

The £84 million acquisition of Schlegel, a leader in the manufacture and marketing of door and window seals, was completed on April 4, 2006 and in the three months of our half year the integration has proceeded smoothly.

A number of fresh operational initiatives have been introduced such as the reassignment of production between plants, efficiency and scrap initiatives and additional workforce recruitment at lower cost levels. In sales and marketing new customers have been won, exports to Eastern Europe have increased, prices have been raised to reflect higher raw material costs and there has a been a refocusing on higher margin customers and products. Under finance, working capital controls have been emphasised and financial analysis has initiated targets to recoup transportation and production costs. The incumbent management team is enthusiastic and motivated to continue to develop the business.

Sales are up over 10 per cent year on year with the US and Germany particularly strong thanks to new products, market share gains and a good overall global market both in new build and refurbishment.

We expect profit growth from these increased sales, productivity and cost controls, leading to excellent cash generation after capital expenditure and working capital requirements.

Raw Material input costs continue to rise - these are being passed on to our customers. The weakness of the dollar has had only a limited impact on the translation of profits.

We anticipate that Lupus will produce double digit earnings per share growth due firstly to the performance of our strong existing business, secondly the well-priced acquisition and thirdly the reinvigorated Schlegel providing profit increases over the previous years.

The future looks stimulating and exciting.

Enquiries to:

Greg Hutchings 020 7976 8000

Alan Frame 020 7405 7777

LUPUS CAPITAL

19 March 2007

Lupus Capital plc

Proposed acquisition of the Security Systems Division of The Laird Group PLC ('Laird Security Systems')

Not for release, publication or distribution into the United States, Canada, Japan or Australia

Summary

- Lupus Capital announces that it has conditionally agreed to acquire the Security Systems Division of The Laird Group PLC for approximately £242.5 million in cash. Approximately £230 million of the consideration will be payable on Completion with a further £12.5 million deferred and payable 12 months after Completion.

- Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions, which aim to improve performance and thermal efficiency and enhance protection and security, for homes and buildings within the UK and US residential building and home improvement markets.

- For the year ended 31 December 2006, Laird Security Systems had sales of £237.7 million and generated operating profit after divisional management costs and before management charges, exceptional items and amortisation of acquired intangible assets of £31.6 million.

- The consideration will be funded partly through a £136 million underwritten equity offering and partly through a new debt facility of up to £120 million to be provided by HSBC, HBOS and RBS.

- HSBC has irrevocably undertaken to underwrite a £136 million equity offering to finance part of the proposed acquisition. The timing and terms of the Equity Offering will be announced in due course. It is expected that the Equity Offering will be launched once the required Prospectus in relation to the offering has been finalised and approved by the UK Listing Authority.

- Lupus Capital's shares were suspended from trading on 14 March 2007. The shares will remain suspended until publication of the Prospectus.

- The Acquisition is conditional, inter alia, on the Resolutions being passed by Lupus Capital Shareholders at the EGM, the receipt of US antitrust clearance under the Hart-Scott-Rodino Act and approval of the transaction by the shareholders of The Laird Group PLC.

- The Acquisition is categorised as a reverse take-over for Lupus Capital under the AIM Rules for Companies and as such requires the consent of Lupus Capital shareholders to be sought at the EGM expected to be held in April 2007.

- Lupus Capital announced its preliminary results for the year ended 31 December 2006 on 2 March 2007. These results are stated in UK GAAP.

- HSBC is acting as nominated adviser and broker to Lupus Capital and has irrevocably undertaken to underwrite the Equity Offering.

Commenting on the Acquisition, Greg Hutchings, Executive Chairman of Lupus Capital, said:

'Following our recent announcement of record results, together with the successful integration of the Schlegel Building Products business, we are delighted to announce the acquisition of Laird Securities Systems. The acquisition is an exciting opportunity for Lupus and its shareholders and is entirely in line with our strategy of acquiring asset based, positive cash flow companies operating in industrial manufacturing, processes or services and is a significant step in creating a successful growing international business.'

This summary should be read in conjunction with the full text of the following announcement and the Prospectus to Shareholders relating to the Acquisition and Equity Offering, which will be posted to Shareholders shortly.

Further information on Lupus Capital is available on the company's website (www.lupuscapital.co.uk)

HSBC is acting exclusively for Lupus Capital and no one else in relation to the Acquisition and Placing and Open Offer referred to in this announcement and will not be responsible to anyone other than Lupus Capital for providing the protections afforded to their clients or for providing advice in relation to the Acquisition and Placing and Open Offer or any other matter referred to in this announcement.

No offer or invitation to acquire shares in Lupus Capital is being made by or in connection with this announcement. Any such offer will be made solely by means of the Prospectus to be published by Lupus Capital in due course and any acquisition of Ordinary Shares should be made on the basis of the information contained in such Prospectus.

The Prospectus containing details of, inter alia, the Acquisition, the Placing and Open Offer and a notice of an Extraordinary General Meeting of the Company, to be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, is expected to be posted to Shareholders shortly, together with supporting documentation and separate form of proxy for use at the Extraordinary General Meeting. Copies of the Prospectus will also be available to the public, free of charge, from the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and the registered office of the Company up until Admission.

This announcement and the information contained herein are not an offer for sale of securities in or into the United States, Australia, Canada or Japan or in any other jurisdiction. The Ordinary Shares, nor any rights to subscribe for such Ordinary Shares, have not been and are not being registered under the United States Securities Act of 1933, as amended (the Securities Act) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under such Act) absent registration under, or an exemption from registration under, or in

a transaction not subject to the requirements of, the Securities Act. There will be no public offer of securities in the United States.

This announcement and the information contained herein does not constitute an offer to sell, exchange or transfer any securities of Lupus Capital and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction where the offer, sale, exchange or transfer is not permitted or to any person or entity to whom it is unlawful to make that offer, sale, exchange or transfer.

This announcement contains 'forward-looking statements' which include all statements other than statements of historical facts, including, without limitation, those regarding Lupus Capital's financial position, business strategy, plans and objectives of management for future operations and any statements preceded by, followed by or that include forward-looking terminology such as the words 'targets', 'believes', 'estimates', 'expects', 'aims', 'intends', 'can', 'may', 'anticipates', 'would', 'should', 'could' or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Lupus Capital's control that could cause the actual results, performance or achievements of Lupus Capital to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Lupus Capital's present and future business strategies and the environment in which Lupus Capital will operate in the future. These forward-looking statements speak only as at the date of this announcement. Lupus Capital expressly disclaims any obligation or undertaking to disseminate any updates or revisions in relation to any forward-looking statements contained herein to reflect any change in Lupus Capital's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based save as required by FSMA, the Prospectus Rules, Disclosure and Transparency Rules and the AIM Rules. As a result of these factors, the events described in the forward-looking statements in this announcement may not occur.

Not for release, publication or distribution into the United States, Canada, Japan or Australia

Lupus Capital plc ('Lupus Capital' or 'the Company')

Proposed Acquisition of Laird Security Systems

Placing and Open Offer of 755,555,556 New Ordinary Shares at 18 pence per New Ordinary Share

Proposed acquisition of the Security Systems Division of The Laird Group PLC (' Laird Security Systems')

1. Background and introduction:

Lupus Capital announces that it has conditionally agreed to acquire the Laird Security Systems Division of The Laird Group PLC for approximately £242.5 million in cash. Approximately £230 million of the consideration will be payable on Completion with a further £12.5 million deferred and payable 12 months after Completion.

The consideration will be funded partly through a £136 million underwritten equity offering and partly through a new debt facility of up to £120 million to be provided by HSBC, HBOS and RBS.

HSBC has irrevocably undertaken to underwrite a £136 million equity offering to finance part of the proposed acquisition. The timing and terms of the Equity Offering will be announced in due course. It is expected that the Equity Offering will be launched once the required Prospectus in relation to the Equity Offering has been finalised and approved by the UK Listing Authority.

For the year ended 31 December 2006, Laird Security Systems had sales of £237.7 million and generated operating profit after divisional management costs and before management charges, exceptional items and amortisation of acquired intangible assets of £31.6 million.

The Acquisition is categorised as a reverse take-over for Lupus Capital under the AIM Rules for Companies and as such requires the consent of the Existing Shareholders to be sought at the EGM expected to be held in April 2007.

Lupus Capital's shares were suspended from trading on 14 March 2007. The shares will remain suspended until the publication of the Prospectus.

The Acquisition is conditional, inter alia, on the Resolutions being passed by Lupus Capital Shareholders at the EGM, the receipt of US antitrust clearance under the Hart-Scott-Rodino Act and approval of the transaction by the shareholders of The Laird Group PLC.

HSBC is acting as nominated adviser and broker to Lupus Capital and has irrevocably undertaken to underwrite the Equity Offering.

The Directors of Lupus Capital believe that Laird Security Systems is a profitable and highly cash generative business with an international manufacturing capability that makes good margins and operates in a sector that the Lupus Capital management team know well. Laird Security Systems owns a number of brands recognised throughout the industry and the business has good market shares in its key markets.

Laird Security Systems represents a very strong fit with Lupus Capital's strategy of acquiring asset based, positive cash flow companies operating in industrial manufacturing, processes or services. The acquisition of Laird Security Systems will provide a number of operational benefits which are expected to create sustainable value for Lupus Capital shareholders:

- • The Acquisition gives Lupus Capital a good position in the building products sector where long term trends towards higher standards of manufacture and build, increased emphasis on personal security, and more stringent thermal efficiency standards are each expected to underpin secular demand.

- • Laird Security Systems complements Lupus Capital's existing Schlegel Building Products business and offers the potential for selling Laird Security Systems' products through Schlegel Building Products' extensive international distribution network.

- • Laird Security Systems' Chinese manufacturing subsidiary and developed Far East sourcing network, allied to Schlegel Building Products' existing arrangements, will help access sourcing from cost efficient locations for both Laird Security Systems and Schlegel Building Products.

- • Laird Security Systems has demonstrated a consistent track record of sales and cash generation over the past three years. The business operates in the US and UK markets which are both profitable and have long term growth characteristics.

Lupus Capital will look to use Laird Security Systems as a platform for growth and will work with the management of Laird Security Systems to drive operational improvements through the business, to pursue organic growth opportunities and to make add-on acquisitions where they will add value.

2. Principal terms of the Acquisition

The Acquisition Agreement is dated 19 March 2007, and is made between The Laird Group PLC, Laird Overseas Holdings Limited (the 'Seller'), Amesbury Acquisition Holdings, Inc., Jasper Acquisition Holdings Limited (together 'the Buyers') and Lupus Capital plc. The Buyers are wholly owned subsidiaries of Lupus Capital. The purchase consideration is approximately £242.5 million in cash with approximately £230 million of the consideration payable on Completion and a further £12.5 million deferred and payable 12 months after Completion

The Acquisition Agreement is conditional upon the satisfaction of the following conditions:

- the readmission to trading of the Enlarged Share Capital of Lupus Capital on AIM following the cancellation of their listing pursuant to Rule 14 of the AIM Rules for Companies;

- the passing at an Extraordinary General Meeting of Lupus Capital of any resolution or resolutions required to approve the acquisition of Laird Security Systems;

- the passing at an Extraordinary General Meeting of The Laird Group PLC of any resolution or resolutions required to approve the disposal of the Laird Security Systems (this is because the disposal of Laird Security Systems is, under the Listing Rules, a Class 1 transaction for The Laird Group PLC);

- US antitrust clearance under the Hart-Scott-Rodino Antitrust Improvements Act;

- The Laird Group PLC having carried out certain pre-completion intra-group transactions such that Laird Security Systems can be disposed of as agreed between the parties; and

- The Laird Group PLC having given the requisite notice to novate or prepay certain loan stock issued by Laird Inc.

The Acquisition is expected to close approximately four weeks after the Lupus Capital EGM, if all of the above conditions are met.

Further information on the terms and conditions of the Acquisition will be contained in the Prospectus to be published and sent to shareholders shortly.

3. Information on Laird Security Systems

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency and enhance protection and security, for homes and buildings within the UK and US residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, uPVC products and window seals.

In recent years, the product range has been broadened and the business is being repositioned towards the higher growth segments of its markets. Laird Security Systems sources an increasing proportion of its hardware products from its well established supply base in China, both from its own manufacturing facilities and from its partner suppliers.

For the year ended 31 December 2006, Laird Security Systems had sales of £237.7 million (2005: £230.9 million) and generated operating profit after divisional management costs and before management charges, exceptional items and amortisation of acquired intangible assets of £31.6 million (2005: £31.7 million).

4. Information on Lupus Capital

Lupus Capital is a holding company whose shares are traded on AIM. Lupus Capital has a declared strategy:

- to build shareholder value through the acquisition of industrial assets with the potential for development;

- to apply the executive team's management skills and systems to improve profitability; and
- to use a variety of funding mechanics and exit strategies to enhance shareholder value.

Lupus Capital owns two operating businesses, Schlegel Building Products, an international manufacturer of window seals and related building products and Gall Thomson, which is a supplier of marine and industrial breakaway couplings.

On 2 March 2007, Lupus Capital announced its results for the year ended 31 December 2006. Lupus Capital recorded sales of £62.9 million (2005: £7.5 million) and operating profit of £11.5 million (2005: £2.3 million). These results are as stated under UK GAAP. The Prospectus will contain financial information as stated under IFRS. The 2006 results are not directly comparable to 2005 as they include a major acquisition.

5. Suspension in trading of Lupus Capital's shares

Further to the announcement made by Lupus Capital on 14 March 2007, Lupus Capital's shares were suspended from trading with effect from 10.00 a.m. on 14 March 2007. The Ordinary Shares will remain suspended until the Prospectus is posted to shareholders.

6. Details of the Equity Offering

HSBC has irrevocably undertaken to underwrite a £136 million equity offering to finance part of the proposed acquisition. The timing and terms of the future Equity Offering will be announced in due course. It is expected that the Equity Offering will be launched once the required Prospectus in relation to the offering has been finalised and approved by the UK Listing Authority.

7. Financial effects of the transaction on Lupus Capital

The Acquisition will have a transforming impact on the financial position of Lupus Capital. The Directors believe that, taking into account the impact of the Equity Offering, the Acquisition would have been earnings enhancing for the Enlarged Group had it occurred at the start of the 2006 financial year. This statement should not be interpreted to mean that future earnings of the Enlarged Group will necessarily match or exceed the Group's historical published earnings.

An unaudited pro forma net assets statement showing the financial effects of the Transaction on Lupus Capital will be set out in the Prospectus to be published and sent to shareholders shortly.

8. Trends in current trading and prospects

Lupus Capital

Gall Thomson's trading in 2007 to date has been good and the business has a healthy order book. Gall Thomson expects that there will be good prospects for the offshore oil and gas market over the coming year. This is being driven by the continuing expansion in the use of sub-sea production technologies, the move into deep water areas and the exploitation of marginal fields.

KLAW has continued to extend its product range and has increased its marketing efforts to penetrate the industrial couplings market.

Schlegel Building Products has started 2007 with encouraging order levels across its various businesses and since the year end has traded in line with expectations.

Laird Security Systems

Since 31 December 2006, Laird Security Systems has continued to trade in line with expectations.

9. Directors, Employees and Key Personnel of the Enlarged Group

Following Completion, the senior management of Laird Security Systems under the existing leadership of Rich Koopmann in the US and Nick Whitwell and Vince Conroy in the UK will remain with Laird Security Systems.

The existing employment rights, including pension rights, of employees of both Lupus Capital and Laird Security Systems will be fully safeguarded.

10. Extraordinary General Meeting

It is expected that an Extraordinary General Meeting of the Company will be held in April 2007 at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY for the purpose of considering and, if thought fit, passing the Resolutions. Further details will be set out in the Prospectus to be published and sent to shareholders shortly.

11. Recommendation

The Board, which has been so advised by HSBC, consider that the Transaction is in the best interests of Lupus Capital's Shareholders. In providing this advice, HSBC has taken into account the Directors' commercial assessment of the Transaction. Accordingly, the Board recommends that you vote in favour of the Resolutions to be proposed at the EGM as the Directors intend to do in respect of their own beneficial shareholdings, amounting to 33,505,145 Ordinary Shares representing approximately 5.4 per cent. of the issued share capital of Lupus Capital. In addition, the trustees of the LESOT have indicated that they intend to vote in favour of the Resolutions in respect of their holding of 63,385,676 Ordinary Shares representing approximately 10.3 per cent. of the issued share capital of Lupus Capital.

12. Documentation

A Prospectus to Shareholders containing the full terms and conditions of the Acquisition and the Equity Offering, together with the relevant supporting documentation is expected to be published and despatched to Lupus Capital Shareholders shortly.

The Prospectus to Shareholders will also contain notice of the Extraordinary General Meeting of Lupus Capital expected to be held in April 2007 for the purposes of considering the necessary resolutions to implement the Acquisition and Equity Offering.

Copies of the Prospectus will also be available to the public, free of charge, from the offices of Slaughter and May, at One Bunhill Row, London EC1Y 8YY, and the registered office of the Company until Admission.

Appendix 1: Definitions

The following definitions are used throughout this announcement except where the context requires otherwise:

'Acquisition'	the acquisition by Lupus Capital, through the Purchasing Subsidiaries, from The Laird Group PLC, of the entire issued share capital of the Transferred Subsidiaries
'Acquisition Agreement'	the conditional agreement for the Acquisition dated 19 March 2007 between Lupus Capital, the Purchasing Subsidiaries, Laird Overseas Holdings Limited and The Laird Group PLC
'Admission'	the admission of the Enlarged Share Capital to trading on AIM
'AIM'	the Alternative Investment Market
'AIM Rules for Companies'	the rules published by the London Stock Exchange, which set out the rules and responsibilities in relation to AIM companies, as amended from time to time
'Amesbury Acquisition Holdings'	Amesbury Acquisition Holdings, Inc, a company incorporated under the laws of the State of Delaware, USA
'Basic Entitlement'	the basic pro rata entitlement of Qualifying Holders to acquire 4 Open Offer Shares for every 10 Existing Ordinary Shares held on the Record Date
'Business'	the building products related businesses as carried out by Laird Security Systems
'Companies Act' or 'Act'	the Companies Act 1985, as amended by the Companies Act 1989
'Completion'	completion of the Acquisition and the Placing and Open Offer in accordance with the terms of the Placing and Open Offer and Acquisition Agreement
'Conditional Placing Shares'	the 221,269,641 New Ordinary Shares being placed subject to clawback in respect of any Open Offer Shares applied for pursuant to the Placing Agreement
'CREST'	the system for the paperless settlement of trades and the holding of uncertificated securities operated electronically by CRESTCo in accordance with the Uncertificated Securities Regulation 2001 (SI No. 2001/3755)

'CRESTCo'	CRESTCo Limited, the operator of CREST
'Deposit Account'	an account in the name of Lupus Capital designated by HSBC into which the proceeds of the Placing and Open Offer will be deposited pending completion of the Acquisition
'Enlarged Group'	the Lupus Capital Group as enlarged by Laird Security Systems
'Enlarged Share Capital'	the issued ordinary share capital of Lupus Capital immediately following completion of the Placing and Open Offer including the Existing Ordinary Shares and the New Ordinary Shares
'Excess Application Facility'	the arrangement pursuant to which Qualifying Holders may apply for additional Open Offer Shares in excess of their Basic Entitlement in accordance with the terms and conditions of the Open Offer
'Equity Offering'	the £136 million equity offering, irrevocably underwritten by HSBC, to part finance the proposed acquisition, the timing and terms of which will be announced in due course
'Existing Ordinary Shares'	the Ordinary Shares in issue as at the date of this announcement
'Existing Shareholders'	the holders of the Existing Ordinary Shares
'Extraordinary General Meeting'	the extraordinary general meeting of Lupus Capital expected to be held in April 2007, notice of which is set out in the Prospectus
'Firm Placing'	the placing of the Firm Placing Shares
'Firm Placing Shares'	the 534,285,915 New Ordinary shares being placed firm pursuant to the Placing Agreement
'FSA'	Financial Services Authority
'FSMA'	the Financial Services and Markets Act 2000
'Gall Thomson'	Gall Thomson Environmental Limited, incorporated in England and Wales under the Act with registered number 2852924
'HSBC'	HSBC Bank plc, a company incorporated in England and Wales under the Act with registered number 14259
'IFRS'	International Financial Reporting Standards

'Issue Price'	18 pence per New Ordinary Share
'Jasper Acquisition Holdings'	Jasper Acquisition Holdings Limited, a company incorporated in England and Wales under the Act with registered number 6078798
'KLAW'	KLAW Products Limited, a company incorporated in England and Wales under the Act with registered number 316007
'LESOT'	the Lupus Capital Employee Share Ownership Trust
'Listing Rules'	the Listing Rules of the FSA
'London Stock Exchange'	London Stock Exchange plc
'Lupus Capital'	Lupus Capital plc, a company incorporated in England and Wales under the Act and domiciled in the UK with registered number 2806007
'Lupus Capital Group'	Lupus Capital and its subsidiaries, or any one or more of them as the context requires
'LSSD UK Limited'	LSSD UK Limited, a company incorporated in England and Wales under the Act with registered number 2838541
'LSSD UK Limited Subsidiaries'	Balance UK Limited; Designgarden Limited; ERA Products Limited; Crompton Limited; EWS (Manufacturing) Limited; Intron Limited; Homesafe Doors Limited; Laird Lifestyle Products Limited; Laird Security Hardware Limited; Omega Spring Technology Limited; LSS Trading (Ningbo) Limited; J.K. Furnex Limited; Laird Security Systems (Ningbo) Limited; Amesbury Springs Limited; Feneseal Limited; Hardware Engineering Limited; Euromond Limited; Linear Limited; Lindman Group Limited; Lindman Limited; Securidor (Holdings) Limited; Securidor Limited; Ventrolla Limited; and LSSD UK (No.1) Limited
'New Ordinary Shares'	the new ordinary shares of 0.5p each to be issued by Lupus Capital pursuant to the Placing and Open Offer
'Non-CREST Application Form'	the application form relating to applications for Open Offer Shares issued to Qualifying non-CREST Holders
'Notice'	the notice of the Extraordinary General Meeting of Lupus Capital to be held for the purpose of considering and, if thought fit, passing the Resolutions
'Open Offer'	the conditional invitation made to Qualifying Shareholders to apply to acquire the Open Offer Shares

'Open Offer Entitlement'	an entitlement to apply to acquire Open Offer Shares, allocated to a Qualifying Holder pursuant to the Open Offer
'Open Offer Shares'	up to 221,269,641 New Ordinary Shares being made available to Qualifying Shareholders under the Open Offer excluding the Basic Entitlement of the LESOT, which have been placed by HSBC as part of the Firm Placing
'Ordinary Shares'	ordinary shares of 0.5p each in the capital of Lupus Capital
'Placing'	the proposed placing of shares in Lupus Capital
'Placing Agreement'	the conditional agreement between Lupus Capital and HSBC dated 23 March 2007 in connection with the Placing and Open Offer
'Placing Shares'	the Firm Placing Shares and the Conditional Placing Shares
'Prospectus'	the prospectus, prepared in accordance with the Prospectus Rules, to be published and despatched to Shareholders shortly
'Prospectus Rules'	the Prospectus Rules of the Financial Services Authority
'Purchasing Subsidiaries'	Amesbury Acquisition Holdings, Inc. and Jasper Acquisition Holdings Limited
'Qualifying CREST Shareholders'	Qualifying Shareholders holding Shares in uncertificated form
'Qualifying non-CREST Shareholders'	Qualifying Shareholders holding Shares in certificated form
'Qualifying Holders'	Shareholders whose names appear on the register of members of Lupus Capital on the Record Date
'Record Date'	22 March 2007
'Resolutions'	the ordinary resolutions and special resolutions approving the Acquisition and Placing and Open Offer to be proposed at the EGM
'Schlegel Building Products'	the business and the entire issued share capital of Schlegel UK (2006) Ltd. and Schlegel, Inc. and their respective subsidiaries
'Securities Act'	the US Securities Act of 1933, as amended
'Shareholders'	the holders of Ordinary Shares in Lupus Capital

'Share Incentive Arrangements'	the LESOT and the EMI Scheme (including the option agreement between Lupus Capital and Greg Hutchings granted under the EMI Scheme) and the subscription agreement between the Trustees and Lupus Capital
'Transaction'	the Acquisition, Placing and Open Offer and the Resolutions
'Trustees'	the trustees of the LESOT
'UK' or 'United Kingdom'	the United Kingdom of Great Britain and Northern Ireland
'UK GAAP'	generally accepted accounting principles in the UK
'UK Listing Authority'	or 'UKLA' the Financial Services Authority acting in its capacity as the competent authority for the purpose of Part VI of the Financial Services and Markets Act 2000
'Uncertified Share'	a share or other security which is in an uncertificated form
'US', 'USA' or 'United States'	The United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction

Ends.

LUPUS CAPITAL

26 March 2007

Lupus Capital plc

Publication of Prospectus

Further to its announcement this morning of the launch of a placing and open offer in connection with the proposed acquisition of the Security Systems Division of The Laird Group PLC ('Laird Security Systems'), Lupus Capital plc ('Lupus Capital' or the 'Company') announces that it has published the Prospectus in relation to the placing and open offer.

Following the publication of the Prospectus, it is expected that trading in the ordinary shares of Lupus Capital will be restored to trading on AIM shortly.

Lupus Capital has filed with the Financial Services Authority (the 'FSA') in accordance with Rule 3.2 of the Prospectus Rules of the FSA, a prospectus containing details of, inter alia, the proposed acquisition of Laird Security Systems, the firm placing and open offer of 755,555,556 new ordinary shares at 18 pence per new ordinary share, a notice of an Extraordinary General Meeting of the Company, to be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY at 10.30am on 19 April 2007, and the admission of the new ordinary shares issued pursuant to the placing and open offer to trading on AIM (the 'Prospectus').

Copies of the Prospectus have been submitted to the FSA, and will shortly be available for inspection at the FSA's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS (Tel: 020 7066 1000).

A copy of the Prospectus will also be available shortly on the Company's website at www.lupuscapital.co.uk

Lupus Capital is today posting copies of the Prospectus to its shareholders (with the exception of certain overseas shareholders). Copies of the Prospectus can also be obtained from the registered offices of Lupus Capital at Crusader House, 145-157 St John Street, London EC1V 4RU, the offices of HSBC Bank plc at 8 Canada Square, London E14 5HQ, or the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

Ends.

LUPUS CAPITAL

26 March 2007

Lupus Capital plc

Proposed Acquisition of Laird Security Systems

Placing and Open Offer of 755,555,556 New Ordinary Shares at 18 pence per New Ordinary Share

Not for release, publication or distribution into the United States, Canada, Japan or Australia

Summary

- On 19 March 2007 Lupus Capital announced that it had conditionally agreed to acquire the Security Systems Division of The Laird Group PLC ('Laird Security Systems') for approximately £242.5 million in cash. Approximately £230 million of the consideration will be payable on Completion with a further £12.5 million deferred and payable 12 months after Completion.

- To fund the Acquisition HSBC has irrevocably undertaken to underwrite a£136 million equity offering and a new debt facility of up to £120 million has been provided by HSBC, HBOS and RBS.

- Today the Company has announced the terms of the equity offering to finance part of the Acquisition through a Placing and Open Offer of 755,555,556 New Ordinary Shares at a price of 18 pence per share to raise gross proceeds of approximately £136 million.

- Of the New Ordinary Shares being issued, 534,285,915 shares have been placed firm with institutional and certain other investors under the Placing and up to 221,269,641 shares will be offered to existing shareholders under the terms of the Open Offer on the basis of 4 shares for every 10 held as at 22 March 2007.

- The LESOT, which holds 10.3 per cent. of the Existing Ordinary Shares, has waived its Basic Entitlement amounting to 25,354,270 New Ordinary Shares. These shares have been placed by HSBC as part of the Firm Placing of 534,285,915 New Ordinary Shares. This reduces the number of Open Offer Shares from 246,623,911 to 221,269,641 New Ordinary Shares.

- HSBC is acting as nominated adviser and broker to Lupus Capital and is sole underwriter to the Placing and Open Offer.

- Lupus Capital's shares were suspended from trading on 14 March 2007. Trading in Lupus Capital's Ordinary Shares will be restored on publication of the Prospectus, in accordance with the AIM Rules for Companies. This is expected to occur later today.

- The Placing and Open Offer is conditional on the Placing Agreement becoming or being declared unconditional in all respects. The Placing and Open Offer is not

conditional on completion of the Acquisition. Accordingly, Lupus Capital will apply for the New Ordinary Shares to be admitted to trading on AIM, following shareholder approval.

This summary should be read in conjunction with the full text of the following announcement and the Prospectus to Shareholders relating to the Acquisition and Placing and Open Offer, which will be posted to Shareholders later today.

Further information on Lupus Capital is available on the company's website (www.lupuscapital.co.uk)

HSBC is acting exclusively for Lupus Capital and no one else in relation to the Acquisition and Placing and Open Offer referred to in this announcement and will not be responsible to anyone other than Lupus Capital for providing the protections afforded to their clients or for providing advice in relation to the Acquisition and Placing and Open Offer or any other matter referred to in this announcement.

No offer or invitation to acquire shares in Lupus Capital is being made by or in connection with this announcement. Any such offer will be made solely by means of the Prospectus to be published by Lupus Capital in due course and any acquisition of Ordinary Shares should be made on the basis of the information contained in such Prospectus.

The Prospectus containing details of, inter alia, the Acquisition, the Placing and Open Offer and a notice of an Extraordinary General Meeting of the Company, to be held at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, is expected to be posted to Shareholders shortly, together with supporting documentation and separate form of proxy for use at the Extraordinary General Meeting. Copies of the Prospectus will also be available to the public, free of charge, from the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and the registered office of the Company up until Admission.

This announcement and the information contained herein are not an offer for sale of securities in or into the United States, Australia, Canada or Japan or in any other jurisdiction. The Ordinary Shares, nor any rights to subscribe for such Ordinary Shares, have not been and are not being registered under the United States Securities Act of 1933, as amended (the Securities Act) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under such Act) absent registration under, or an exemption from registration under, or in a transaction not subject to the requirements of, the Securities Act. There will be no public offer of securities in the United States.

This announcement and the information contained herein does not constitute an offer to sell, exchange or transfer any securities of Lupus Capital and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction where the offer, sale, exchange or transfer is not permitted or to any person or entity to whom it is unlawful to make that offer, sale, exchange or transfer.

This announcement contains 'forward-looking statements' which include all statements other than statements of historical facts, including, without limitation, those regarding Lupus Capital's financial position, business strategy, plans and objectives of management for future operations and any statements preceded by, followed by or that include forward-looking terminology such as the words 'targets', 'believes', 'estimates', 'expects', 'aims',

'intends', 'can', 'may', 'anticipates', 'would', 'should', 'could' or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Lupus Capital's control that could cause the actual results, performance or achievements of Lupus Capital to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Lupus Capital's present and future business strategies and the environment in which Lupus Capital will operate in the future. These forward-looking statements speak only as at the date of this announcement. Lupus Capital expressly disclaims any obligation or undertaking to disseminate any updates or revisions in relation to any forward-looking statements contained herein to reflect any change in Lupus Capital's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based save as required by FSMA, the Prospectus Rules, Disclosure and Transparency Rules and the AIM Rules. As a result of these factors, the events described in the forward-looking statements in this announcement may not occur.

Not for release, publication or distribution into the United States, Canada, Japan or Australia

Lupus Capital plc ('Lupus Capital' or 'the Company')

Proposed Acquisition of Laird Security Systems

Placing and Open Offer of 755,555,556 New Ordinary Shares at 18 pence per New Ordinary Share

1. Background and introduction:

On 19 March 2007 Lupus Capital announced that it had conditionally agreed to acquire the Laird Security Systems Division of The Laird Group PLC ('Laird Security Systems') for approximately £242.5 million in cash. Approximately £230 million of the consideration will be payable on Completion with a further £12.5 million deferred and payable 12 months after Completion.

To fund the Acquisition HSBC has irrevocably undertaken to underwrite a £136 million equity offering and a new debt facility of up to £120 million has been provided by HSBC, HBOS and RBS.

Today the Company has announced the terms of the equity offering to finance part of the Acquisition through a Firm Placing of 534,285,915 New Ordinary Shares at a price of 18 pence per share and an Open Offer of up to 221,269,641 New Ordinary Shares at a price of 18 pence per share. Pursuant to the Placing Agreement, HSBC has conditionally placed Placing Shares with institutional and certain other investors, with the Conditional Placing Shares subject to clawback in respect of Open Offer Shares acquired by Existing Shareholders at the Issue Price.

The LESOT, which holds 10.3 per cent. of the Existing Ordinary Shares, has waived its Basic Entitlement under the Open Offer amounting to 25,354,270 New Ordinary Shares. These shares have been placed by HSBC as part of the Firm Placing of 534,285,915 New Ordinary Shares. This reduces the number of Open Offer Shares from 246,623,911 to 221,269,641 New Ordinary Shares.

HSBC is acting as nominated adviser and broker to Lupus Capital and is sole underwriter to the Placing and Open Offer.

Lupus Capital's shares were suspended from trading on 14 March 2007. Trading in Lupus Capital's Ordinary Shares will be restored on publication of the Prospectus, in accordance with the AIM Rules for Companies. This is expected to occur later today.

The Placing and Open Offer is conditional on the Placing Agreement becoming or being declared unconditional in all respects. The Placing and Open Offer is not conditional on completion of the Acquisition. Accordingly, Lupus Capital will apply for the New Ordinary Shares to be admitted to trading on AIM, following shareholder approval.

The proceeds of the Placing and Open Offer, less expenses, will be deposited in the name of Lupus Capital into the Deposit Account until such time as the Acquisition does become

unconditional and shall then be applied to the Acquisition. In the event that the Acquisition does not become unconditional before 30 September 2007, the monies in the Deposit Account shall not be released from the Deposit Account until (i) Lupus Capital has consulted its shareholders as to the most appropriate use of such monies and (ii) Lupus Capital has consulted HSBC.

2. Information on Laird Security Systems

Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency and enhance protection and security, for homes and buildings within the UK and US residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, uPVC products and window seals.

In recent years, the product range has been broadened and the business is being repositioned towards the higher growth segments of its markets. Laird Security Systems sources an increasing proportion of its hardware products from its well established supply base in China, both from its own manufacturing facilities and from its partner suppliers.

For the year ended 31 December 2006, Laird Security Systems had sales of £237.7 million (2005: £230.9 million) and generated operating profit after divisional management costs and before management charges, exceptional items and amortisation of acquired intangible assets of £31.6 million (2005: £31.7 million).

3. Suspension in trading of Lupus Capital's shares

Further to the announcement made by Lupus Capital on 14 March 2007, Lupus Capital's shares were suspended from trading with effect from 10.00 a.m. on 14 March 2007. Trading in Lupus Capital's Ordinary Shares will be restored on publication of the Prospectus, in accordance with the AIM Rules for Companies. This is expected to occur later today.

4. Details of the Placing and Open Offer

Lupus Capital is proposing to raise up to approximately £136 million in total pursuant to the Placing and Open Offer of 755,555,556 New Ordinary Shares at 18 pence per share.

Pursuant to the Placing Agreement, HSBC has conditionally placed the Placing Shares with institutional and certain other investors, with the Conditional Placing Shares subject to clawback in respect of Open Offer Shares acquired by Existing Shareholders at the Issue Price.

HSBC is sole underwriter to the Placing and the Open Offer.

The Placing Shares and the Open Offer Shares will, following allotment and issue, rank pari passu in all respects with Existing Ordinary Shares and will rank in full for all dividends and other distributions declared in respect of the ordinary share capital of Lupus Capital. However, the New Ordinary Shares will not be entitled to receive the final dividend for the year ended 31 December 2006 announced on 2 March 2007, nor the Special Interim Dividend payable on 23 April 2007.

The Open Offer provides Qualifying Holders with the opportunity to apply to acquire any number of Open Offer Shares at the Issue Price. Qualifying Holders have a guaranteed minimum entitlement on the following basis:

4 Open Offer Shares for every 10 Existing Ordinary Shares

registered in their names at the close of business on the Record Date and so in proportion for any greater number of shares so registered. Entitlements to apply to acquire Open Offer Shares will be rounded down to the nearest whole number. Fractions of New Ordinary Shares will be disregarded in the calculation of the Qualifying Holder's Basic Entitlement.

The Excess Application Facility enables Qualifying Holders to apply to acquire any whole number of Open Offer Shares in excess of their Basic Entitlement which, in the case of Qualifying Non-CREST Holders, is equal to the number of Open Offer Entitlements as shown on their Non-CREST Application Form or, in the case of Qualifying CREST Holders, is equal to the number of Open Offer Entitlements standing to the credit of their stock account in CREST. Qualifying Holders with holdings of Existing Ordinary Shares in both certificated and uncertificated form will be treated as having separate holdings for the purpose of calculating their Basic Entitlements under the Open Offer.

Excess applications may be scaled down in such manner as the Directors determine, in their absolute discretion. It is intended that excess applications will be satisfied pro rata (or as nearly as practicable) to the relevant holder's Basic Entitlement. The aggregate number of New Ordinary Shares available for acquisition under the Open Offer will not exceed 221,269,641 New Ordinary Shares (being the total amount of Existing Shareholders' Basic Entitlement of 246,623,911 New Ordinary Shares less the LESOT Basic Entitlement of 25,354,270 New Ordinary Shares).

Application has been made for the Open Offer Entitlements for Qualifying CREST Holders to be admitted to CREST. It is expected that the Open Offer Entitlements will be admitted to CREST on 29 March 2007. The Open Offer Entitlements will also be enabled for settlement in CREST on 29 March 2007.

Applications through the CREST system will only be made by the Qualifying Holder originally entitled or by a person entitled by virtue of a bona fide market claim.

Shareholders should note that the Open Offer is not a rights issue. Qualifying CREST Holders should note that, although the Open Offer Entitlements will be admitted to CREST and be enabled for settlement, applications in respect of entitlements under the Open Offer may only be made by the Qualifying Holder originally entitled or by a person entitled by virtue of a bona fide market claim raised by CRESTCo's Claims Processing Unit. Qualifying Non-CREST Holders should note that the Non-CREST Application Form is not a negotiable document and cannot be traded. Qualifying Holders should be aware that in the Open Offer, unlike in a rights issue, any Open Offer Shares not applied for will not be sold in the market or placed for the benefit of Qualifying Holders who do not apply under the Open Offer.

If the Resolutions are not passed, the Existing Ordinary Shares will remain admitted to trading on AIM, the New Ordinary Shares will not be issued under the Placing or the Open Offer and all monies received by the receiving agent, Capita Registrars, will be returned to

the applicants (at the applicants' risk and without interest) as soon as possible thereafter. Any Open Offer Entitlements admitted to CREST will thereafter be disabled.

Further details on the Placing and Open Offer are provided in the Prospectus and circular to be published and sent to shareholders shortly.

5. Expected timetable

2007

22 March	Record Date for the Open Offer
26 March	7am Announcement of Placing and Open Offer
27 March	Open Offer Entitlements credited to stock accounts in CREST of Qualifying CREST Holders
11 April 4:30pm	Recommended latest time for requesting withdrawal of Open Offer Entitlements from CREST
13 April 3pm	Latest time for depositing Open Offer Entitlements into CREST
16 April 3pm	Latest time and date for splitting of Non-CREST Application Forms
17 April 10:30am	Latest time and date for receipt of Forms of Proxy
18 April 11am	Latest time and date for acceptance of the Open Offer and receipt of completed Non-CREST Application Forms and CREST Excess Application Forms
18 April	Record date for the Special Interim Dividend
19 April 10:30am	Extraordinary General Meeting
20 April 8am	Date of Admission and commencement of dealings on AIM New Ordinary Shares credited to CREST stock accounts
23 April	Payment of Special Interim Dividend
By 27 April	Despatch of definitive share certificates for New Ordinary Shares

Notes:

(1) References to times in the above timetable are to London time (unless otherwise stated).

(2) The timing of the events in the above timetable following the Extraordinary General Meeting and in the rest of this announcement is indicative only and conditional upon the approval of the Resolutions by Shareholders at the Extraordinary General Meeting.

6. Dividend policy

Lupus Capital intends to pay a special interim dividend for Existing Shareholders of 0.15 pence per Ordinary Share to Shareholders on the register on the day before the EGM. This special interim dividend will be paid to Shareholders on 23 April 2007. Lupus Capital expects, in the absence of unforeseen circumstances, to declare dividends (including the special interim dividend) for the financial year ending 31 December 2007 totalling 0.54 pence per Ordinary Share. This is equivalent to a dividend yield of 3 per cent. at the Issue Price. It is the intention of the Board to maintain a progressive dividend policy in the future.

7. Extraordinary General Meeting

It is expected that an Extraordinary General Meeting of the Company will be held on 19 April 2007 at 10:30a.m. at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY for the purpose of considering and, if thought fit, passing the Resolutions. Further details will be set out in the Prospectus to be published and sent to shareholders shortly.

8. Intentions of the Executive Directors and the LESOT in relation to the Open Offer

Greg Hutchings owns 26,766,666 Existing Ordinary Shares in Lupus Capital, representing approximately 4.3 per cent. of Existing Ordinary Shares, and intends to apply to acquire his entire Basic Entitlement amounting to 10,706,666 Open Offer Shares and costing £1,927,199.88 at the Issue Price.

Mr. Hutchings intends to borrow the money to purchase his entire Basic Entitlement with an expectation of repaying the loan by disposing of some Ordinary Shares at a later date.

The LESOT owns 63,385,676 Existing Ordinary shares in Lupus Capital, representing approximately 10.3 per cent. of Existing Ordinary Shares. The LESOT has waived its Basic Entitlement amounting to 25,354,270 Open Offer Shares and has authorised HSBC to place all such shares as HSBC may determine. The LESOT has reserved its right to apply for Excess Shares pursuant to the Excess Application Facility. The purchase of any such shares will be funded by borrowing.

Denis Mulhall owns 4,750,000 Existing Ordinary Shares in Lupus Capital, and intends to apply to acquire his entire Basic Entitlement amounting to 1,900,000 Open Offer Shares and costing £342,000 at the Issue Price.

Mr Mulhall may borrow some or all of the money to purchase his entire Basic Entitlement and may repay any such loan by disposing of some Ordinary Shares at a later date.

9. Documentation

A Prospectus containing the full terms and conditions of the Acquisition and the Placing and Open Offer, together with the relevant supporting documentation is expected to be published and despatched to Lupus Capital Shareholders later today.

The Prospectus will also contain notice of the Extraordinary General Meeting of Lupus Capital expected to be held on 19 April 2007 at 10:30a.m. for the purposes of considering the necessary resolutions to implement the Acquisition and Placing and Open Offer.

Copies of the Prospectus will also be available to the public, free of charge, from the offices of Slaughter and May, at One Bunhill Row, London EC1Y 8YY, and the registered office of the Company until Admission.

Appendix 1: Definitions

The following definitions are used throughout this announcement except where the context requires otherwise:

'Acquisition'	the acquisition by Lupus Capital, through the Purchasing Subsidiaries, from The Laird Group PLC, of the entire issued share capital of the Transferred Subsidiaries
'Acquisition Agreement'	the conditional agreement for the Acquisition dated 19 March 2007 between Lupus Capital, the Purchasing Subsidiaries, Laird Overseas Holdings Limited and The Laird Group PLC
'Admission'	the admission of the Enlarged Share Capital to trading on AIM
'AIM'	the Alternative Investment Market
'AIM Rules for Companies'	the rules published by the London Stock Exchange, which set out the rules and responsibilities in relation to AIM companies, as amended from time to time
'Amesbury Acquisition Holdings'	Amesbury Acquisition Holdings, Inc, a company incorporated under the laws of the State of Delaware, USA
'Basic Entitlement'	the basic pro rata entitlement of Qualifying Holders to acquire 4 Open Offer Shares for every 10 Existing Ordinary Shares held on the Record Date
'Business'	the building products related businesses as carried out by Laird Security Systems
'Companies Act' or 'Act'	the Companies Act 1985, as amended by the Companies Act 1989
'Completion'	completion of the Acquisition and the Placing and Open Offer in accordance with the terms of the Placing and Open Offer and Acquisition Agreement
'Conditional Placing Shares'	the 221,269,641 New Ordinary Shares being placed subject to clawback in respect of any Open Offer Shares applied for pursuant to the Placing Agreement
'CREST'	the system for the paperless settlement of trades and the holding of uncertificated securities operated electronically by CRESTCo in accordance with the Uncertificated Securities Regulation 2001 (SI No. 2001/3755)

'CRESTCo'	CRESTCo Limited, the operator of CREST
'Deposit Account'	an account in the name of Lupus Capital designated by HSBC into which the proceeds of the Placing and Open Offer will be deposited pending completion of the Acquisition
'Enlarged Group'	the Lupus Capital Group as enlarged by Laird Security Systems
'Enlarged Share Capital'	the issued ordinary share capital of Lupus Capital immediately following completion of the Placing and Open Offer including the Existing Ordinary Shares and the New Ordinary Shares
'Excess Application Facility'	the arrangement pursuant to which Qualifying Holders may apply for additional Open Offer Shares in excess of their Basic Entitlement in accordance with the terms and conditions of the Open Offer
'Equity Offering'	the £136 million equity offering, irrevocably underwritten by HSBC, to part finance the proposed acquisition, the timing and terms of which will be announced in due course
'Existing Ordinary Shares'	the Ordinary Shares in issue as at the date of this announcement
'Existing Shareholders'	the holders of the Existing Ordinary Shares
'Extraordinary General Meeting'	the extraordinary general meeting of Lupus Capital expected to be held in April 2007, notice of which is set out in the Prospectus
'Firm Placing'	the placing of the Firm Placing Shares
'Firm Placing Shares'	the 534,285,915 New Ordinary shares being placed firm pursuant to the Placing Agreement
'FSA'	Financial Services Authority
'FSMA'	the Financial Services and Markets Act 2000
'Gall Thomson'	Gall Thomson Environmental Limited, incorporated in England and Wales under the Act with registered number 2852924
'HSBC'	HSBC Bank plc, a company incorporated in England and Wales under the Act with registered number 14259
'IFRS'	International Financial Reporting Standards

'Issue Price'	18 pence per New Ordinary Share
'Jasper Acquisition Holdings'	Jasper Acquisition Holdings Limited, a company incorporated in England and Wales under the Act with registered number 6078798
'KLAW'	KLAW Products Limited, a company incorporated in England and Wales under the Act with registered number 316007
'LESOT'	the Lupus Capital Employee Share Ownership Trust
'Listing Rules'	the Listing Rules of the FSA
'London Stock Exchange'	London Stock Exchange plc
'Lupus Capital'	Lupus Capital plc, a company incorporated in England and Wales under the Act and domiciled in the UK with registered number 2806007
'Lupus Capital Group'	Lupus Capital and its subsidiaries, or any one or more of them as the context requires
'LSSD UK Limited'	LSSD UK Limited, a company incorporated in England and Wales under the Act with registered number 2838541
'LSSD UK Limited Subsidiaries'	Balance UK Limited; Designgarden Limited; ERA Products Limited; Crompton Limited; EWS (Manufacturing) Limited; Intron Limited; Homesafe Doors Limited; Laird Lifestyle Products Limited; Laird Security Hardware Limited; Omega Spring Technology Limited; LSS Trading (Ningbo) Limited; J.K. Furnex Limited; Laird Security Systems (Ningbo) Limited; Amesbury Springs Limited; Feneseal Limited; Hardware Engineering Limited; Euromond Limited; Linear Limited; Lindman Group Limited; Lindman Limited; Securidor (Holdings) Limited; Securidor Limited; Ventrolla Limited; and LSSD UK (No.1) Limited
'New Ordinary Shares'	the new ordinary shares of 0.5p each to be issued by Lupus Capital pursuant to the Placing and Open Offer
'Non-CREST Application Form'	the application form relating to applications for Open Offer Shares issued to Qualifying non-CREST Holders
'Notice'	the notice of the Extraordinary General Meeting of Lupus Capital to be held for the purpose of considering and, if thought fit, passing the Resolutions
'Open Offer'	the conditional invitation made to Qualifying Shareholders to apply to acquire the Open Offer Shares

'Open Offer Entitlement'	an entitlement to apply to acquire Open Offer Shares, allocated to a Qualifying Holder pursuant to the Open Offer
'Open Offer Shares'	up to 221,269,641 New Ordinary Shares being made available to Qualifying Shareholders under the Open Offer excluding the Basic Entitlement of the LESOT, which have been placed by HSBC as part of the Firm Placing
'Ordinary Shares'	ordinary shares of 0.5p each in the capital of Lupus Capital
'Placing'	the proposed placing of shares in Lupus Capital
'Placing Agreement'	the conditional agreement between Lupus Capital and HSBC dated 23 March 2007 in connection with the Placing and Open Offer
'Placing Shares'	the Firm Placing Shares and the Conditional Placing Shares
'Prospectus'	the prospectus, prepared in accordance with the Prospectus Rules, to be published and despatched to Shareholders shortly
'Prospectus Rules'	the Prospectus Rules of the Financial Services Authority
'Purchasing Subsidiaries'	Amesbury Acquisition Holdings, Inc. and Jasper Acquisition Holdings Limited
'Qualifying CREST Shareholders'	Qualifying Shareholders holding Shares in uncertificated form
'Qualifying non-CREST Shareholders'	Qualifying Shareholders holding Shares in certificated form
'Qualifying Holders'	Shareholders whose names appear on the register of members of Lupus Capital on the Record Date
'Record Date'	22 March 2007
'Resolutions'	the ordinary resolutions and special resolutions approving the Acquisition and Placing and Open Offer to be proposed at the EGM
'Schlegel Building Products'	the business and the entire issued share capital of Schlegel UK (2006) Ltd. and Schlegel, Inc. and their respective subsidiaries
'Securities Act'	the US Securities Act of 1933, as amended
'Shareholders'	the holders of Ordinary Shares in Lupus Capital

'Share Incentive Arrangements'	the LESOT and the EMI Scheme (including the option agreement between Lupus Capital and Greg Hutchings granted under the EMI Scheme) and the subscription agreement between the Trustees and Lupus Capital
'Transaction'	the Acquisition, Placing and Open Offer and the Resolutions
'Trustees'	the trustees of the LESOT
'UK' or 'United Kingdom'	the United Kingdom of Great Britain and Northern Ireland
'UK GAAP'	generally accepted accounting principles in the UK
'UK Listing Authority'	or 'UKLA' the Financial Services Authority acting in its capacity as the competent authority for the purpose of Part VI of the Financial Services and Markets Act 2000
'Uncertified Share'	a share or other security which is in an uncertificated form
'US', 'USA' or 'United States'	The United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction

Ends.

LUPUS CAPITAL

18 April 2007

Lupus Capital plc

Results of Open Offer

Not for release, publication or distribution into the United States, Canada, Japan or Australia

On 19 March 2007 Lupus Capital announced the proposed acquisition of the Security Systems Division of The Laird Group PLC ('Laird Security Systems') ('the Acquisition').

Subsequently, on 26 March 2007 the Company announced the terms of the Placing and Open Offer of 755,555,556 New Ordinary Shares at an issue price of 18 pence per share to finance part of the Acquisition. Of these New Ordinary Shares, 221,269,641 were subject to clawback by way of the Open Offer to existing Lupus Capital shareholders on the basis of a basic entitlement of four New Ordinary Shares for every ten Existing Ordinary Shares, together with an Excess Application Facility.

In total, valid applications had been received by the close of the Open Offer at 11.00a.m. on 18 April 2007 for 208,585,598 New Ordinary Shares. Of these total applications, 191,417,946 New Ordinary Shares were applied for pursuant to shareholders' Basic Entitlements and 17,167,652 New Ordinary Shares under the Excess Application Facility. The total valid applications received represent 94.3 per cent. of the New Ordinary Shares offered under the Open Offer.

All valid Excess Applications received will therefore be satisfied in full and the remaining 12,684,043 Conditional Placing Shares not applied for under the Open Offer as well as the 534,285,915 Firm Placing Shares will be taken up by the institutional investors who undertook to acquire those shares.

The New Ordinary Shares will, on admission to AIM, rank pari passu in all respects with the ordinary shares of Lupus Capital currently in issue. However, the New Ordinary Shares will not be entitled to receive the final dividend for the year ended 31 December 2006 announced on 2 March 2007, nor the Special Interim Dividend payable on 23 April 2007.

The Placing and Open Offer is conditional on approval by Shareholders at an Extraordinary General Meeting of the Company, to be held at 10.30 a.m. on 19 April 2007. Application has been made for the New Ordinary Shares to be admitted to trading on AIM and, accordingly, it is anticipated that the New Ordinary Shares will be admitted to trading on AIM on 20 April 2007.

Following Admission, the Company's share capital will consist of 1,372,115,334 ordinary shares with voting rights. The Company holds no shares in Treasury.

Terms used in this announcement shall have the same meanings as set out in the Prospectus dated 26 March 2007.

Further information on Lupus Capital is available on the company's website (www.lupuscapital.co.uk)

HSBC is acting exclusively for Lupus Capital and no one else in relation to the Acquisition and Placing and Open Offer referred to in this announcement and will not be responsible to anyone other than Lupus Capital for providing the protections afforded to their clients or for providing advice in relation to the Acquisition and Placing and Open Offer or any other matter referred to in this announcement.

This announcement and the information contained herein are not an offer for sale of securities in or into the United States, Australia, Canada or Japan or in any other jurisdiction. The Ordinary Shares, nor any rights to subscribe for such Ordinary Shares, have not been and are not being registered under the United State Securities Act of 1933, as amended (the Securities Act) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under such Act) absent registration under, or an exemption from registration under, or in a transaction not subject to the requirements of, the Securities Act. There will be no public offer of securities in the United States.

This announcement and the information contained herein does not constitute an offer to sell, exchange or transfer any securities of Lupus Capital and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction where the offer, sale, exchange or transfer is not permitted or to any person or entity to whom it is unlawful to make that offer, sale, exchange or transfer.

Ends.

LUPUS CAPITAL

19 April 2007

Lupus Capital plc

Results of the Extraordinary General Meeting

Not for release, publication or distribution into the United States, Canada, Japan or Australia

On 19 March 2007 Lupus Capital announced the proposed acquisition of the Security Systems Division of The Laird Group PLC ('Laird Security Systems'). Subsequently, on 26 March 2007 the Company announced the terms of the Placing and Open Offer of 755,555,556 New Ordinary Shares at an issue price of 18 pence per share to finance part of the Acquisition.

At the Extraordinary General Meeting ('EGM') of the Company held today, all of the resolutions set out in the notice of EGM and the Prospectus dated 26 March 2007 were duly passed.

The Company also confirms that the waiting period under the US Hart-Scott-Rodino Anti-trust Improvements Act of 1976 has expired and that the approval for the sale of Laird Security Systems by shareholders of The Laird Group PLC occurred on 12 April 2007.

Accordingly, following the satisfaction of the remaining conditions of the Acquisition Agreement as set out in the Prospectus, it is expected that, with effect from 8 a.m. on 27 April 2006, the Company's current listing on AIM will be cancelled and simultaneously the Enlarged Group will be admitted to trading on AIM.

Terms used in this announcement shall have the same meanings as set out in the Prospectus dated 26 March 2007.

Further information on Lupus Capital is available on the company's website (www.lupuscapital.co.uk)

HSBC is acting exclusively for Lupus Capital and no one else in relation to the Acquisition and Placing and Open Offer referred to in this announcement and will not be responsible to anyone other than Lupus Capital for providing the protections afforded to their clients or for providing advice in relation to the Acquisition and Placing and Open Offer or any other matter referred to in this announcement.

This announcement and the information contained herein are not an offer for sale of securities in or into the United States, Australia, Canada or Japan or in any other jurisdiction. The Ordinary Shares, nor any rights to subscribe for such Ordinary Shares, have not been and are not being registered under the United State Securities Act of 1933, as amended (the Securities Act) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under such Act) absent registration under, or an exemption from registration under, or in a transaction not subject to the requirements of, the Securities Act. There will be no public offer of securities in the United States.

This announcement and the information contained herein does not constitute an offer to sell, exchange or transfer any securities of Lupus Capital and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction where the offer, sale, exchange or transfer is not permitted or to any person or entity to whom it is unlawful to make that offer, sale, exchange or transfer.

Ends.

LUPUS CAPITAL

27 April 2007

Lupus Capital plc

Completion of acquisition of LSSD

Lupus Capital announces that it has today completed the acquisition of the Security Systems Division of The Laird Group PLC announced on 19 March 2007 and accordingly, in accordance with the AIM Rules for Companies, Lupus Capital's listing on AIM was cancelled with effect from 8 a.m. this morning and the issued share capital of the enlarged Company was simultaneously admitted to trading on AIM.

Ends.

LUPUS CAPITAL

3 August 2007

Lupus Capital plc

Disposal of the business and assets of LLP

Lupus Capital announces that it has disposed of the business and assets of LLP to Best Value Conservatories Limited for a notional consideration.

LLP (formerly known as Laird Lifestyle Products) is a manufacturer of PVCu conservatories for the DIY retail market and was acquired by Lupus Capital as a small part of the acquisition of the Security Systems Division of the Laird Group plc, completed on 27 April 2007.

LLP has been consistently loss-making for a number of years and, following a strategic review by Lupus Capital, it was concluded that the business would be better placed to exploit market opportunities under different ownership.

Ends.

LUPUS CAPITAL

16 November 2007

RECEIVED

2007 DEC -6 P 1:33

Lupus Capital plc

NOTICE OF GENERAL MEETING

Lupus Capital plc (the "**Company**") announces that it has today sent a circular to shareholders convening a General Meeting of the Company to be held at 11.30 am on Tuesday 11 December 2007 at One Bunhill Row, London EC1Y 8YY.

The Directors intend to propose a resolution that the ordinary share capital of the Company be consolidated from ordinary shares of 0.5 pence nominal value to ordinary shares of 5 pence nominal value. Full details of this resolution and the other business to be tabled at the meeting are set out in the circular.

The circular will shortly be available on the Company's website: www.lupuscapital.co.uk.

- Ends -

For further information please contact:

The Company:
Lupus Capital plc — Tel: +44 (0) 20 7976 8000

Nominated Adviser and Broker:
HSBC plc
Nick Donald — Tel: +44 (0) 20 7991 1519
Peter Glover — Tel: +44 (0) 20 7991 1504

END